As filed with the U.S. Securities and Exchange Commission on February 13, 2006
Registration No. 333-[          ]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CANCERVAX CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	2836	52-2243564
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2110 Rutherford Road
Carlsbad, California 92008
(760) 494-4200
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Hazel M. Aker, Esq.
Senior Vice President, General
Counsel and Secretary
CancerVax Corporation
2110 Rutherford Road
Carlsbad, CA 92008
(760) 494-4200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott N. Wolfe, Esq. Latham & Watkins LLP 12636 High Bluff Drive, Suite 400 San Diego, CA 92130 (858) 523-5400	Christian Itin, Ph.D. Micromet AG Staffelseestrasse 2 81477 Munich Germany +49 89 895277 0	Christian E. Plaza, Esq. Cooley Godward LLP One Freedom Square 11951 Freedom Drive Reston, VA 20190 (703) 456-8000

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered(1)	Per Unit	Offering Price(2)	Registration Fee(3)
Common Stock, $0.00004 par value	69,458,195	N/A	$1,378,122.10	$147.46

(1) This registration statement relates to common stock, $0.00004 par value per share, of CancerVax Corporation (“CancerVax”) issuable to holders of common stock, $0.001 par value per share, of Micromet, Inc., a Delaware corporation (“Micromet Parent”), in the proposed merger of Carlsbad Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of CancerVax, with and into Micromet Parent. The amount of CancerVax common stock to be registered has been determined by multiplying 2.076923 by 33,442,836 (the estimated number of CancerVax’s total fully diluted shares as of January 6, 2006, the date of the merger agreement).

(2) Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended, and computed pursuant to Rule 457(f)(2), based on one-third of the stated value of the securities the Registrant will receive in the merger due to the fact that Micromet AG has an accumulated capital deficit, calculated as the product of (a) one-third times (b) 3,451,057, the total number of Micromet AG ordinary shares and preference shares issued and outstanding, times (c) Euro 1, the stated value per share of the Micromet AG ordinary shares and preference shares, times (d) $1.198, the exchange rate for one Euro on February 9, 2006.

(3) This fee has been calculated pursuant to Section 6(b) of the Securities Act of 1933, as amended, by multiplying the maximum aggregate offering price by .000107.

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. CancerVax may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 13, 2006

SPECIAL MEETING OF STOCKHOLDERS
MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

The boards of directors of CancerVax Corporation, or CancerVax, and Micromet AG, or Micromet, have approved a merger combining CancerVax and Micromet. Subject to CancerVax stockholder approval of the merger, and upon the terms and subject to the conditions set forth in the merger agreement, CancerVax has agreed to issue, and Micromet securityholders will receive, shares of CancerVax common stock such that Micromet securityholders will own approximately 67.5% of the combined company on a fully-diluted basis, and CancerVax securityholders will own approximately 32.5% of the combined company on a fully-diluted basis.

The merger agreement provides that Carlsbad Acquisition Corporation, or Merger Sub, which is a wholly-owned subsidiary of CancerVax, will merge with and into Micromet, Inc., or Micromet Parent, with Micromet Parent becoming a wholly-owned subsidiary of CancerVax and the surviving corporation of the merger. The merger agreement also provides that immediately prior to the merger, the holders of equity interests of Micromet will exchange their interests for shares of common stock of Micromet Parent in an exchange transaction, which will result in Micromet becoming a wholly-owned subsidiary of Micromet Parent. Accordingly, as a result of the merger, Micromet Parent will survive as a wholly-owned direct subsidiary of CancerVax and, in turn, Micromet will be a wholly-owned indirect subsidiary of CancerVax. Following the merger, CancerVax will change its corporate name to Micromet, Inc. as required by the merger agreement.

Stockholders of CancerVax will be asked, at CancerVax’s special meeting of stockholders, among other proposals, to approve the issuance of shares of CancerVax common stock to the stockholders of Micromet Parent in the merger, and the resulting change of control of CancerVax.

The date, time and place of the CancerVax stockholder special meeting is as follows:

[          ], 2006
[          ] a.m., local time
[          ]
[          ]
[          ]

This proxy statement/prospectus provides you with information about CancerVax, Micromet and the proposed merger. You may obtain other information about CancerVax from documents filed with the Securities and Exchange Commission. We encourage you to carefully read the entire proxy statement/prospectus.

David F. Hale	Christian Itin, Ph.D.
President and Chief Executive Officer	Chief Executive Officer
CancerVax Corporation	Micromet AG

FOR A DISCUSSION OF SIGNIFICANT MATTERS THAT SHOULD BE CONSIDERED BEFORE VOTING AT THE SPECIAL MEETING, SEE “RISK FACTORS” BEGINNING ON PAGE 30.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED OR DISAPPROVED THIS TRANSACTION OR THE CANCERVAX COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED WHETHER THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated [          ], 2006, and is first being mailed to stockholders of CancerVax and Micromet on or about [          ], 2006.

THIS PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

CANCERVAX CORPORATION
2110 Rutherford Road
Carlsbad, CA 92008
(760) 494-4200

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [          ], 2006

To the Stockholders of CancerVax Corporation:

On behalf of the board of directors of CancerVax Corporation, a Delaware corporation, we are pleased to deliver this proxy statement/prospectus for the proposed merger combining CancerVax and Micromet AG, a corporation organized under the laws of Germany. A special meeting of stockholders of CancerVax will be held on [          ], 2006 at [     ] a.m., local time, at [               ], for the following purposes:

1. To consider and vote upon a proposal to approve the issuance of CancerVax common stock pursuant to the Agreement and Plan of Merger and Reorganization, dated as of January 6, 2006, by and among CancerVax, Carlsbad Acquisition Corporation, a wholly-owned subsidiary of CancerVax, Micromet, Inc., a Delaware corporation, and Micromet AG, a corporation organized under the laws of Germany, and the resulting change of control of CancerVax, as described in the attached proxy statement/prospectus.

2. To approve an amendment to CancerVax’s amended and restated certificate of incorporation to increase the number of authorized shares of common stock from 75,000,000 shares to 150,000,000 shares, which represents an additional 75,000,000 shares, as described in the attached proxy statement/prospectus.

3. To authorize the board of directors of CancerVax to amend in its discretion CancerVax’s amended and restated certificate of incorporation to effect a reverse stock split of the CancerVax common stock, at a ratio within the range of [1:2 to 1:6], and at such ratio to be determined by the board of directors of CancerVax, as described in the attached proxy statement/prospectus.

4. To approve an amendment to CancerVax’s amended and restated certificate of incorporation to change the name of “CancerVax Corporation” to “Micromet, Inc.”

5. To consider and vote upon an adjournment of the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 through 4.

6. To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

The board of directors of CancerVax has fixed [          ], 2006 as the record date for the determination of stockholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. Only holders of record of shares of CancerVax common stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting. At the close of business on the record date, CancerVax had [          ] shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of the holders of a majority of the votes cast in person or by proxy at the CancerVax special meeting is required for approval of Proposal Nos. 1 and 5 above. The affirmative vote of holders of a majority of the outstanding common stock is required for approval of Proposal Nos. 2, 3 and 4. Even if you plan to attend the special meeting in person, we request that you sign and return the enclosed proxy and thus ensure that your shares will be represented at the special meeting if you are unable to attend. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of Proposal Nos. 1 through 5. If you fail to return your proxy card, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the special meeting and will count as a vote against Proposal Nos. 2, 3 and 4. If you do attend the CancerVax special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

By Order of the Board of Directors,

David F. Hale
President and Chief Executive Officer
Carlsbad, California
[          ], 2006

THE CANCERVAX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, CANCERVAX AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE CANCERVAX BOARD OF DIRECTORS RECOMMENDS THAT CANCERVAX STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

i

Anticipated Accounting Treatment	90
No Appraisal Rights	90
Regulatory Approvals	91
Restrictions on Resales	91
THE MERGER AGREEMENT	92
Micromet Reorganization	92
Structure of the Merger	93
Effective Time of the Merger	93
Merger Consideration; Manner and Basis of Converting Shares	93
Fractional Shares	94
Surrender of Micromet Parent Stock Certificates	94
The Exchange Ratio	94
Micromet Parent Stock Options	95
Micromet Parent Warrants	95
Convertible Promissory Note Issued to MedImmune Ventures, Inc.	95
Representations and Warranties	96
Covenants; Conduct of Business Prior to the Merger	96
Employee Benefits Matters	102
Indemnification and Insurance	102
Obligations of the CancerVax Board of Directors and Micromet Parent Board of Directors with Respect to Their Recommendations and Holding Meetings of Stockholders	103
Limitation on Soliciting, Discussing or Negotiating Other Acquisition Proposals	104
Exception to Limitation on Discussing and Negotiating Other Acquisition Proposals	104
Material Adverse Effect	105
Conditions to the Merger	105
Termination of the Merger Agreement	108
Expenses and Termination Fees	110
Amendment and Waiver of the Merger Agreement	111
VOTING AGREEMENTS	112
Voting Agreements Relating to CancerVax Shares	112
Voting Agreements Relating to Micromet Parent and Micromet Shares	112
COMBINED COMPANY MANAGEMENT AFTER THE MERGER	114
CANCERVAX PROPOSAL NO. 2 — APPROVAL OF AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO INCREASE AUTHORIZED COMMON STOCK	115
CANCERVAX PROPOSAL NO. 3 — AUTHORIZATION OF THE CANCERVAX BOARD OF DIRECTORS TO EFFECT THE REVERSE STOCK SPLIT	116
CANCERVAX PROPOSAL NO. 4 — APPROVAL OF NAME CHANGE	121
CANCERVAX PROPOSAL NO. 5 — APPROVAL OF POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING	122
CANCERVAX SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS	123
MICROMET SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS	127
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	130
Unaudited Pro Forma Condensed Combined Balance Sheets	132
Unaudited Pro Forma Condensed Combined Statement of Operations	133
Notes to Unaudited Pro Forma Condensed Combined Financial Statements	135

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iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus do not give effect to the proposed reverse stock split described in CancerVax’s Proposal No. 3.

The following section provides answers to frequently asked questions about the merger and the effect of the merger on holders of CancerVax common stock and Micromet capital stock. This section, however, only provides summary information. CancerVax and Micromet urge you to read carefully the remainder of this proxy statement/prospectus, including the annexes to this proxy statement/prospectus, because the information in this section does not provide all the information that might be important to you regarding the merger and the other matters being considered at the special meeting.

Q:	What is the merger?

A:	CancerVax and Micromet have entered into an Agreement and Plan of Merger and Reorganization, dated January 6, 2006, which is referred to in this proxy statement/prospectus as the merger agreement, that contains the terms and conditions of the proposed merger of CancerVax and Micromet. Subject to CancerVax stockholder approval of the merger, and upon the terms and subject to the conditions set forth in the merger agreement, CancerVax has agreed to issue, and Micromet stockholders will receive, shares of CancerVax common stock such that Micromet shareholders, option holders, warrant holders and note holders will own approximately 67.5% of the combined company on a fully-diluted basis, and CancerVax stockholders, option holders and warrant holders will own approximately 32.5% of the combined company on a fully-diluted basis.

The merger agreement provides that Carlsbad Acquisition Corporation, or Merger Sub, which is a wholly-owned subsidiary of CancerVax, will merge with and into Micromet, Inc., or Micromet Parent, with Micromet Parent becoming a wholly-owned subsidiary of CancerVax and the surviving corporation of the merger. The merger agreement also provides that immediately prior to the merger, the holders of equity interests of Micromet will exchange their interests for shares of common stock of Micromet Parent in an exchange transaction, which will result in Micromet becoming a wholly-owned subsidiary of Micromet Parent. Accordingly, as a result of the merger, Micromet Parent will survive as a wholly-owned direct subsidiary of CancerVax and, in turn, Micromet will be a wholly-owned indirect subsidiary of CancerVax. Following the merger, CancerVax will change its corporate name to Micromet, Inc. as required by the merger agreement.

For a more complete description of the merger, please see the section entitled “The Merger Agreement” on page 92 of this proxy statement/prospectus.

Q:	Why are the two companies proposing to merge?

A:	Micromet has significant scientific expertise and a promising pipeline of novel, antibody-derived therapeutic product candidates for the treatment of cancer and autoimmune and inflammatory diseases. CancerVax has a U.S. infrastructure that includes an experienced Chief Executive Officer who will become Chairman of the combined company, an experienced U.S. Chief Financial Officer and a General Counsel, unrestricted cash, a Nasdaq listing, and selected ongoing product development programs. The companies believe that together they will be better able to achieve the goal of providing new medicines to patients and returns for stockholders. For a discussion of our reasons for the merger, we urge you to read the information under “Reasons for the Merger” on page 71 of this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:	You are receiving this proxy statement/prospectus because you have been identified as a securityholder of either CancerVax or Micromet. If you are a stockholder of CancerVax, you are entitled to vote at CancerVax’s special meeting. This document serves as both a proxy statement of CancerVax, used to solicit proxies for the special meeting, and as a prospectus of CancerVax, used to offer shares of CancerVax common stock to Micromet shareholders in exchange for shares of Micromet Parent common stock pursuant to the terms of the merger agreement. This document contains important information about the merger, the shares of CancerVax common stock to be issued in the merger and the special meeting of CancerVax stockholders, and you should read it carefully.

Q:	What is required to consummate the merger?

A:	To consummate the merger, CancerVax stockholders must approve (a) the issuance of shares of CancerVax common stock in the merger, and the resulting change of control of CancerVax, which require the affirmative vote of holders of a majority of the votes cast in person or by proxy at the CancerVax special meeting, and (b) the amendments to CancerVax’s amended and restated certificate of incorporation approving the increase in CancerVax’s authorized common stock, a reverse stock split and change of CancerVax’s name to “Micromet, Inc.”, which require the affirmative vote of holders of a majority of CancerVax’s outstanding common stock. Micromet shareholders have already approved the merger, and no stockholder approval of Micromet Parent is required. In addition to CancerVax obtaining stockholder approval and CancerVax and Micromet obtaining appropriate regulatory approvals, each of the other closing conditions set forth in the merger agreement must be satisfied or waived. For a more complete description of the closing conditions under the merger agreement, we urge you to read the section entitled “The Merger Agreement — Conditions to the Merger” on page 105 of this proxy statement/prospectus.

Q:	What will Micromet shareholders receive in the merger?

A:	As a result of the merger, Micromet shareholders, option holders, warrant holders and note holders in the aggregate will receive shares of CancerVax common stock, and options and warrants to acquire shares of CancerVax common stock, equal to approximately 67.5% of the fully-diluted shares of the combined company.

For a more complete description of what Micromet shareholders will receive in the merger, please see the sections entitled “Market Price and Dividend Data” on page 20 and “The Merger Agreement — Merger Consideration; Manner and Basis of Converting Shares” on page 93.

Q:	Who will be the directors of the combined company following the merger?

A:	Following the merger, the board of directors of the combined company will be as follows:

Name	Current Affiliation

David Hale (who will serve as Chairman)	President and Chief Executive Officer of CancerVax
Barclay Phillips	Director of CancerVax, Managing Director of Vector Fund Management
Phillip Schneider	Director of CancerVax
Michael Carter	Director of CancerVax, Member of Supervisory Board of Micromet, Venture Partner at SV Life Sciences Advisers LLP
Christian Itin	Chief Executive Officer of Micromet
Jerry Benjamin	Member of Supervisory Board of Micromet, General Partner of Advent Venture Partners
Otello Stampacchia	Member of Supervisory Board of Micromet, Chief Investment Adviser of the Omega Fund
John Berriman	Member of Supervisory Board of Micromet

There will be one additional member to be appointed to the board of directors prior to the closing, which individual will be designated by Micromet.

Q:	Who will be the executive officers of the combined company following the merger?

A:	Following the merger, the executive management team of the combined company is expected to be composed primarily of certain members of CancerVax’s and Micromet’s executive management teams prior to the merger and is contemplated to include the following individuals:

Position in the
Name	Combined Company	Current Position

Christian Itin, Ph.D.	President and Chief Executive Officer	Micromet’s Chief Executive Officer
Patrick A. Baeuerle, Ph.D.	Senior Vice President and Chief Scientific Officer	Micromet’s Chief Scientific Officer
William R. LaRue	Senior Vice President and Chief Financial Officer	CancerVax’s Senior Vice President and Chief Financial Officer
Gregor Mirow, M.D., M.B.A.	Senior Vice President of Operations	Micromet’s Chief Financial and Chief Operating Officer
Carsten Reinhardt, M.D., Ph.D.	Senior Vice President of Clinical Development	Micromet’s Senior Vice President of Clinical Development
Hazel M. Aker, J.D.	Senior Vice President and General Counsel	CancerVax’s Senior Vice President and General Counsel

Q:	What are the material U.S. federal income tax consequences of the merger to me?

A:	The merger has been structured to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and CancerVax and Micromet have agreed to use their commercially reasonable efforts in order for Micromet Parent to obtain the opinion of its counsel, Cooley Godward LLP, regarding such qualification. As a result of the merger’s qualification as a reorganization, Micromet Parent stockholders will not recognize gain or loss for United States federal income tax purposes upon the exchange of shares of Micromet Parent common stock for shares of CancerVax common stock, except with respect to cash received in lieu of fractional shares of CancerVax common stock.

Tax matters are very complicated, and the tax consequences of the merger to a particular stockholder will depend in part on such stockholder’s circumstances. Accordingly, we urge you to consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.

For more information, please see the section entitled “Material U.S. Federal Income Tax Consequences” on page 89 of this proxy statement/prospectus.

Q:	As a CancerVax stockholder, how does CancerVax’s board of directors recommend that I vote?

A:	After careful consideration, CancerVax’s board of directors recommends that CancerVax stockholders vote:

• “FOR” Proposal No. 1 to approve the issuance of shares of CancerVax common stock in the merger, and the resulting change of control of CancerVax;

• “FOR” Proposal No. 2 to approve an amendment to CancerVax’s amended and restated certificate of incorporation to increase the number of authorized shares of common stock from 75,000,000 shares to 150,000,000 shares, which represents an additional 75,000,000 shares;

• “FOR” Proposal No. 3 to authorize the board of directors of CancerVax to amend in its discretion CancerVax’s amended and restated certificate of incorporation to effect a reverse stock split of the CancerVax common stock, at a ratio within the range of [1:2 to 1:6], and at such ratio to be determined by the board of directors of CancerVax;

• “FOR” Proposal No. 4 to approve an amendment to CancerVax’s amended and restated certificate of incorporation to change the name of “CancerVax Corporation” to “Micromet, Inc.”, to be effective at the closing of the merger; and

• “FOR” Proposal No. 5 to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 through 4.

Q:	As a CancerVax stockholder, what risks should I consider in deciding whether to vote in favor of the share issuance?

A:	You should carefully review the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 30, which sets forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of CancerVax and Micromet, as an independent company, is subject.

Q:	When do you expect the merger to be consummated?

A:	We anticipate that the consummation of the merger will occur sometime in the second quarter of 2006, but we cannot predict the exact timing. For more information, please see the section entitled “The Merger Agreement — Conditions to the Merger” on page 105 of this proxy statement/prospectus.

Q:	How will the merger affect stock options for Micromet common stock?

A:	At the effective time of the merger, each outstanding stock option to purchase Micromet Parent common stock not exercised prior to the merger will be converted into an option to purchase CancerVax common stock. After the merger, each Micromet Parent option assumed by CancerVax may be exercised for a number of shares of CancerVax common stock determined by the exchange ratio contained in the merger agreement and described fully herein. For more information, please see the section entitled “The Merger Agreement — Merger Consideration; Manner and Basis of Converting Shares” on page 93 of this proxy statement/prospectus.

Additionally, because the listing standards of the Nasdaq National Market may require CancerVax to have, among other things, a $5.00 per share minimum bid price upon the closing of the merger, the holders of CancerVax common stock will be asked to approve a reverse stock split of CancerVax common stock. The reverse stock split will combine between [two (2) and six (6)] of the outstanding shares of CancerVax common stock into one (1) share of CancerVax common stock. The reverse stock split will not change the number of authorized shares of common stock or preferred stock, or the par value of CancerVax’s common stock or preferred stock. For more information, please see the section entitled “CancerVax Proposal No. 3 — Authorization of the CancerVax Board of Directors to Effect the Reverse Stock Split on page 116 of this proxy statement/prospectus.

Q:	What do I need to do now?

A:	We urge you to read this proxy statement/prospectus carefully, including its annexes, and to consider how the merger affects you. If you are a CancerVax stockholder, you may provide your proxy instructions in three different ways. First, you can mail your signed proxy card in the enclosed return envelope. Alternatively, you can provide your proxy instructions via the toll-free call center set up for this purpose at 1-[ - - ]. Finally, you can provide your proxy instructions via the Internet at http://www.proxyvoting.com/[ ]. Please provide your proxy instructions only once and as soon as possible so that your shares can be voted at the special meeting of CancerVax stockholders. Micromet shareholders and Micromet Parent stockholders do not need to vote to approve the merger, as more fully described under “Micromet, Inc. Stockholder Approval” on page [ ] of this proxy statement/prospectus.

Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions?

A:	If you are a CancerVax stockholder, the failure to return your proxy card or otherwise provide proxy instructions could be a factor in establishing a quorum for the special meeting of CancerVax stockholders and will have the same effect as voting against Proposals Nos. 2, 3 and 4.

Q:	May I vote in person?

A:	If your shares of CancerVax common stock are registered directly in your name with CancerVax’s transfer agent you are considered, with respect to those shares, the stockholder of record, and the proxy materials and proxy card are being sent directly to you by CancerVax. If you are a CancerVax stockholder of record as of [ ], 2006, you may attend the special meeting of CancerVax stockholders to be held on [ ], 2006 and vote your shares in person, rather than signing and returning your proxy card or otherwise providing proxy instructions.

If your shares of CancerVax common stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you are also invited to attend the special meeting of CancerVax stockholders. Since a beneficial owner is not the stockholder of record, you may not vote these shares in person at the applicable special meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting.

Q:	If my CancerVax shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will not be able to vote your shares of CancerVax common stock without instructions from you. You should instruct your broker to vote your shares, following the procedure provided by your broker.

Q:	May I change my vote after I have provided proxy instructions?

A:	Yes. You may change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can submit new proxy instructions either on a new proxy card, by telephone or via the Internet. Third, you can attend the meeting and vote in person. Your attendance alone will not revoke your proxy. If you have instructed a broker to vote your shares of CancerVax common stock, you must follow directions received from your broker to change those instructions.

Q:	Should I send in my stock certificates now?

A:	If you are a Micromet shareholder and exchange your shares into shares of Micromet Parent, after the merger is completed, CancerVax will send you written instructions for exchanging your stock certificates for CancerVax stock certificates. You will also receive instructions regarding how to receive cash in lieu of any fractional shares. If Proposal No. 3 is approved and effected, CancerVax stockholders will also exchange their stock certificates and you will receive written instructions from CancerVax’s transfer agent for exchanging your shares of CancerVax common stock.

Q:	Am I entitled to appraisal rights?

A:	Under Delaware law, Micromet Parent stockholders and holders of CancerVax common stock are not entitled to appraisal rights in connection with the merger.

Q:	Who is paying for this proxy solicitation?

A:	CancerVax is conducting this proxy solicitation and will bear the cost of soliciting proxies, including the preparation, assembly, printing and mailing of this proxy statement/prospectus, the proxy card and any additional information furnished to stockholders. CancerVax may also reimburse brokerage houses and other custodians, nominees and fiduciaries for their costs of forwarding proxy and solicitation materials to beneficial owners.

Q:	Who can help answer my questions?

A:	If you are a CancerVax stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact:

CancerVax Corporation
Attn: Investor Relations
2110 Rutherford Road
Carlsbad, California 92008
(760) 494-4200
E-mail: investors@cancervax.com

If you are a Micromet shareholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the merger, you should contact:

Micromet AG
Attn: Investor Relations
Staffelseestr. 2
81477 Munich
Germany
Phone: +49 (0) 89/895277-0
Email: ir@micromet.de

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. To understand the merger fully, you should read carefully this entire document and the documents to which we refer, including the annexes attached hereto. See “Where You Can Find More Information” on page 231. The merger agreement is attached as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement as it is the legal document that governs the merger. We have included page references in parentheses to direct you to a more detailed description of the topics presented in this summary.

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus do not give effect to the proposed reverse stock split described in CancerVax’s Proposal No. 3.

THE COMPANIES

CancerVax Corporation
2110 Rutherford Road
Carlsbad, California 92008
(760) 494-4200

CancerVax is a biotechnology company focused on the research, development and commercialization of novel biological products for the treatment of cancer. CancerVax’s leading product candidate, D93, is a humanized, monoclonal, anti-angiogenic antibody that is currently being evaluated in pre-clinical studies. D93 has been shown to selectively bind to denatured or remodeled protein in diseased or damaged tissues, but not to native collagen in the extra-cellular matrix of healthy tissue, and has demonstrated the ability to selectively bind to denatured collagen targets in colon, melanoma, lung, and breast cancer tumors grown in xenogeneic mouse models. CancerVax expects to submit an investigational new drug application, or IND, for D93 to the FDA in the first quarter of 2006, and plans to initiate the first clinical trial for D93 later in 2006.

Carlsbad Acquisition Corporation is a wholly-owned subsidiary of CancerVax that was incorporated in Delaware in January 2006. Carlsbad Acquisition Corporation does not engage in any operations and exists solely to facilitate the merger.

Micromet AG
Staffelseestr. 2
81477 Munich
Germany
+49 (0) 89/895277-0

Micromet AG is a privately-held European biopharmaceutical company focused on the development of antibody-based drugs. Micromet’s leading product candidate, adecatumumab (MT201), is a recombinant human monoclonal antibody with a binding specificity to epithelial cell adhesion molecule (Ep-CAM). Adecatumumab (MT201) is being evaluated in two European Phase 2 clinical trials, one in patients with prostate cancer, and one in patients with metastatic breast cancer. Adecatumumab (MT201) is also being studied as a combination therapy with Taxotere® (docetaxel) in a Phase 1 clinical trial for the treatment of patients with metastatic breast cancer. Micromet’s other leading product candidate, MT103, is being evaluated in a European Phase 1 clinical trial for the treatment of patients with non-Hodgkin’s lymphoma.

Micromet, Inc., which was incorporated in Delaware in January 2006, does not engage in any operations and exists solely to facilitate the merger.

The Combined Company

The combined company’s U.S. headquarters following the consummation of the merger will be at CancerVax’s current principal executive offices in Carlsbad, California, while the combined company’s German headquarters will remain in Munich, Germany. As a result of the merger, former Micromet shareholders will possess majority control of the combined company. Certain members of the current management of Micromet and CancerVax will be responsible for the day-to-day management of the combined company.

RISKS ASSOCIATED WITH CANCERVAX, MICROMET AND THE MERGER (PAGE 30)

The merger (including the possibility that the merger may not be completed) poses a number of risks to each company and its respective security holders. In addition, both CancerVax and Micromet are subject to various risks associated with their businesses and their industries. The risks are discussed in greater detail under the caption “Risk Factors” beginning on page 30 of this proxy statement/prospectus. CancerVax and Micromet both encourage you to read and consider all of these risks carefully.

REASONS FOR THE MERGER

The following discussion of the parties’ reasons for the merger contains a number of forward-looking statements that reflect the current views of CancerVax and/or Micromet with respect to future events that may have an effect on their future financial performance. Forward-looking statements are subject to risks and uncertainties. Actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Cautionary statements that identify important factors that could cause or contribute to differences in results and outcomes include those discussed in “Summary — Forward-Looking Information” and “Risk Factors.”

Mutual Reasons for the Merger (Page 72).  CancerVax and Micromet believe that the combined company represents a biotechnology company with the following potential advantages:

•	Deep Pipeline. The product pipeline for the combined company includes six drugs in various stages of development, including product candidates in Phase 2 and Phase 1 clinical trials, and in pre-clinical studies.

•	Attractive Markets. The markets to be addressed by the clinical stage or pre-clinical product candidates of the combined company represent sizable and underserved or unmet medical needs. The product candidates may provide significant medical benefits for patients and returns for investors.

•	Financial Resources. The financial resources of the combined company will allow it to continue to focus on execution with respect to its product portfolio.

•	Experienced Management Team. It is expected that the combined company will be led by a combination of experienced senior management from both CancerVax and Micromet, which will provide management continuity to support the integration of the two companies. Micromet’s chief executive officer, Christian Itin, will become president and chief executive officer and serve on the board of directors. Patrick A. Baeuerle, currently chief scientific officer of Micromet, will become chief scientific officer of the combined entity. Carsten Reinhardt, currently senior vice president of clinical development of Micromet, will become senior vice president of clinical development of the combined entity. CancerVax’s chief financial officer, William R. LaRue, will serve as senior vice president and chief financial officer of the combined company. Gregor Mirow, Micromet’s chief financial officer and chief operating officer, will be senior vice president of operations, and Hazel M. Aker, CancerVax’s general counsel, will continue to serve as senior vice president and general counsel. David F. Hale, currently president and chief executive officer of CancerVax, will become chairman of the board of directors of the combined company.

CancerVax’s Reasons for the Merger (Page 72).  The CancerVax board of directors approved the merger based on a number of factors, including the following:

•	Broad Pipeline. CancerVax currently has one product candidate, D93, in pre-clinical development, and has announced its intention to sublicense its rights to SAI-EGF, which is in clinical development, and its rights to two other product candidates in pre-clinical development. The addition of the two Micromet product candidates currently being evaluated in three clinical trials, and a number of additional Micromet product candidates in pre-clinical development, significantly broadens the product pipeline.

•	Risk Diversification. The addition of Micromet’s two clinical-stage product candidates to the portfolio potentially affords significant risk diversification for CancerVax stockholders. One of Micromet’s product candidates, adecatumumab (MT201), is currently being evaluated in two Phase 2 clinical trials and as a combination therapy with Taxotere® in a Phase 1 clinical trial. A second Micromet product candidate, MT103, is the subject of an ongoing Phase 1 clinical trial.

•	Access to Markets. By merging, CancerVax and Micromet will create a trans-Atlantic biotechnology company with access to both the U.S. and European markets.

•	Fairness Opinion. Piper Jaffray & Co. delivered its opinion to CancerVax’s board of directors that, as of January 6, 2006 and based on and subject to the factors, assumptions and limitations set forth therein, the total merger consideration to be paid to the holders of Micromet Parent common stock in the merger was fair to CancerVax from a financial point of view. The full text of Piper Jaffray’s written opinion, dated January 6, 2006, is attached to this proxy statement/prospectus as Annex C. You are encouraged to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Piper Jaffray. Piper Jaffray’s opinion is addressed to the CancerVax board of directors and does not constitute a recommendation to any stockholder as to any matters relating to the merger.

In addition to considering the strategic factors outlined above, the CancerVax board of directors considered the following factors in reaching its conclusion to approve the merger and to recommend that the CancerVax stockholders approve the issuance of shares of CancerVax common stock in the merger and resulting change of control, all of which it viewed as generally supporting its decision to approve the business combination with Micromet:

•	the results of the due diligence review of Micromet’s businesses and operations by CancerVax’s management, legal advisors and financial advisors;

•	the terms and conditions of the merger agreement, including the following related factors:

•	the determination that the relative percentage ownership of CancerVax securityholders and Micromet securityholders is fixed and captures the respective ownership interests of the CancerVax and Micromet securityholders in the combined company based on valuations of CancerVax and Micromet at the time of the board’s approval of the merger agreement and avoids fluctuations caused by near-term market volatility;

•	the nature of the conditions to Micromet’s obligation to consummate the merger and the limited risk of non-satisfaction of such conditions;

•	the no solicitation provisions governing Micromet’s ability to engage in negotiations with, provide any confidential information or data to, and otherwise have discussions with, any person relating to an alternative acquisition proposal;

•	the limited ability of the parties to terminate the merger agreement;

•	the possible effects of the provisions of the merger agreement regarding termination fees; and

•	the likelihood that the merger will be consummated on a timely basis.

In the course of its deliberations, CancerVax’s board of directors also considered a variety of risks and other countervailing factors related to entering into the merger agreement, including the following:

•	the risks, challenges and costs inherent in combining the operations and the substantial expenses to be incurred in connection with the merger, including the possibility that delays or difficulties in completing the integration could adversely affect the combined company’s operating results and preclude the achievement of some benefits anticipated from the merger;

•	the possible volatility, at least in the short term, of the trading price of CancerVax’s common stock resulting from the merger announcement;

•	the possible loss of key management, scientific or other personnel of either of the combining companies as a result of the management and other changes that will be implemented in integrating the businesses, and the difficulties associated with operating a company with significant distances between its two key locations;

•	the risk of diverting management’s attention from other strategic priorities to implement merger integration efforts;

•	the risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the merger on CancerVax’s reputation;

•	the risk to CancerVax’s business, operations and financial results in the event that the merger is not consummated; and

•	various other applicable risks associated with the combined company and the merger, including those described in the section of this proxy statement/prospectus entitled “Risk Factors.”

Micromet’s Reasons for the Merger (Page 74).  The Micromet supervisory board approved the merger based on a number of factors, including the following:

•	Alternative Strategic Relationships. Micromet’s supervisory board’s view as to the relative benefits of a transaction with CancerVax when compared to the benefits of a transaction with other third parties.

•	Historical and Current Information. Historical and current information concerning Micromet’s business, including its financial performance and condition, operations, management and competitive position, current industry and economic conditions, and Micromet’s prospects if it was to remain an independent company, including: (a) the risk that adecatumumab (MT201) clinical trial results would be negative or inconclusive; (b) the risk of adverse outcomes in its other clinical trials; and (c) its need to obtain additional financing and the likely terms on which it would be able to obtain that financing.

•	U.S. Presence of CancerVax. The fact that by merging with CancerVax, Micromet would have access to the U.S. capital markets as part of a trans-Atlantic company.

•	Management Team. The availability of a management team with significant experience managing a publicly-held biotechnology company, including CancerVax’s chief financial officer and general counsel.

•	Capital. CancerVax’s cash balance, which is expected to be in excess of $20 million if the merger closes before April 30, 2006, and the combined company’s ability as a public company to raise additional capital.

•	Liquidity. CancerVax’s status as a public company whose common stock is traded on the Nasdaq National Market, which would provide Micromet’s shareholders with the possibility of additional liquidity.

In addition to considering the strategic factors outlined above, the Micromet supervisory board considered the following factors in reaching its conclusion to approve the merger, all of which it viewed as generally supporting its decision to approve the business combination with CancerVax:

•	CancerVax’s attractiveness as a strategic partner, including CancerVax’s:

•	substantial capital and ability to raise further capital, particularly in light of Micromet’s cash needs and limited cash resources;

•	high quality and complementary management team; and

•	public company infrastructure and stock liquidity;

•	the opportunity for Micromet shareholders to participate in the long-term value of Micromet’s development programs through the ownership of the combined company’s common stock;

•	the aggregate value to be received by Micromet Parent stockholders in the merger;

•	the terms and conditions of the merger agreement, including the following related factors:

•	the expectation that the merger will be treated as a tax-free reorganization for U.S. federal income tax purposes, with the result that the Micromet Parent stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes;

•	the determination that the fixed relative percentage ownership ratio of CancerVax securityholders and Micromet securityholders is consistent with market practice for a merger of this type and captures the respective ownership interests of the CancerVax and Micromet securityholders in the combined company based on Micromet’s perceived valuations of CancerVax and Micromet at the time of the board’s approval of the merger agreement;

•	the fact that shares of CancerVax common stock issued to Micromet Parent stockholders will be registered on Form S-4 and will be freely tradable for Micromet Parent stockholders who are not affiliates of Micromet;

•	the requirement that the issuance of shares of CancerVax common stock in the merger be submitted to a vote of the stockholders of CancerVax;

•	the limited number and nature of the conditions to CancerVax’s obligation to consummate the merger and the limited risk of non-satisfaction of such conditions;

•	Micromet’s rights under the merger agreement to consider certain unsolicited acquisition proposals under certain circumstances should Micromet receive a superior proposal; and

•	the conclusion of Micromet’s supervisory board that the $2,000,000 termination fee, and the circumstances when such fee may be payable, were reasonable;

•	the likelihood that the merger will be consummated on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals; and

•	the major risks and uncertainties of alternatives to the merger, such as Micromet remaining an independent company.

In the course of its deliberations, Micromet’s supervisory board also considered a variety of risks and other countervailing factors related to entering into the merger agreement, including the following:

•	Risks of Combination. The challenges and costs of combining the operations and the substantial expenses to be incurred in connection with the merger, including the risks that delays or difficulties in completing the integration and the inability to retain key employees as a result of the management and other changes that will be implemented in integrating the businesses could adversely affect the combined company’s operating results and preclude the achievement of some benefits anticipated from the merger;

•	Stock Price. The price volatility of CancerVax’s common stock, which may reduce the value of the CancerVax common stock that Micromet Parent stockholders will receive upon the consummation of the merger;

•	Value. The inability of Micromet’s shareholders to realize the long-term value of the successful execution of Micromet’s current strategy as an independent company;

•	Reputation. The possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on Micromet’s reputation and ability to obtain financing in the future;

•	Break-up Fee. The $2,000,000 termination fee payable to CancerVax upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirors from proposing an alternative transaction that may be more advantageous to Micromet shareholders;

•	Diversion of Resources. The risk of diverting management’s attention from other strategic priorities to implement merger integration efforts;

•	Completion Risk. The risk that the merger might not be consummated in a timely manner or at all; and

•	Other Risks. Various other applicable risks associated with the combined company and the merger, including those described in the section of this proxy statement/prospectus entitled “Risk Factors.”

THE MERGER (PAGE 92)

At the effective time, Merger Sub will be merged with and into Micromet Parent. Micromet Parent will be the surviving corporation and will continue as a wholly-owned subsidiary of CancerVax. Immediately prior to the merger, the holders of equity interests of Micromet will exchange their interests for shares of common stock in

Micromet Parent in an exchange transaction (the “Micromet Reorganization”) that will result in Micromet becoming a wholly-owned subsidiary of Micromet Parent. Accordingly, as a result of the merger, Micromet will survive as a wholly-owned indirect subsidiary of CancerVax. Following the merger, CancerVax will change its name to Micromet, Inc. In the merger, all shares of Micromet Parent capital stock will be cancelled and, by virtue of the Micromet Reorganization and the merger, Micromet shareholders, option holders, warrant holders and note holders will receive the number of shares of CancerVax common stock equal to approximately 67.5% of the fully-diluted shares of the combined company. Each Micromet Parent stockholder who would otherwise be entitled to receive a fraction of a share of CancerVax common stock (after aggregating all fractional shares to be received by such stockholder) will instead be paid in cash for such fractional share. The approval of this matter by CancerVax stockholders is contingent upon receiving stockholder approval of CancerVax Proposal Nos. 1 through 4. Micromet and Micromet Parent have already approved the merger and no separate approval of the merger by the shareholders of Micromet or the stockholders of Micromet Parent is required.

EFFECT OF FAILURE TO APPROVE THE MERGER BY THE STOCKHOLDERS

CancerVax

CancerVax will continue to have significant cash resources and a strong management team. The growth of CancerVax will be largely based on the success of a single product candidate, D93, for the treatment of patients with solid tumors, as CancerVax is currently pursuing sublicensing opportunities for SAI-EGF, its clinical-stage product candidate, and two pre-clinical product candidates. CancerVax expects to submit an IND for D93 to the FDA in early 2006, and plans to initiate the first clinical trial for D93 later in 2006, however, this product candidate will require substantial testing in humans prior to commercialization. CancerVax may lack the personnel and financial resources to complete the testing of D93 in a timely manner and, as a result, could lose its rights to develop this product candidate.

Micromet

Micromet will continue to have a broad and deep pipeline of product candidates. The growth of Micromet will be largely based on the success of the product candidates in its portfolio. To support the development, registration and commercialization of those product candidates, Micromet will soon need to raise significant additional capital.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

CancerVax common stock is listed on the Nasdaq National Market under the symbol “CNVX.” On January 6, 2006, the last full trading day prior to the public announcement of the proposed merger, CancerVax common stock closed at $1.49. On [          ], 2006, CancerVax common stock closed at $[     ].

Micromet is a private company and no public market exists for its ordinary shares or preference shares.

NUMBER OF STOCKHOLDERS

As of the record date of [          ], 2006, there were approximately [     ] holders of record of CancerVax common stock.

As of February 9, 2006, there were approximately 43 holders of record of Micromet ordinary shares and preference shares.

THE CANCERVAX SPECIAL MEETING

The CancerVax Special Meeting (Page [  ])

Time, Date and Place.  A special meeting of the stockholders of CancerVax will be held on [          ], 2006, at [          ] at [     ] a.m., local time, to vote on Proposal No. 1 to approve the issuance of shares of CancerVax common stock in the merger, and the resulting change of control of CancerVax; Proposal No. 2 to approve the amendment to CancerVax’s amended and restated certificate of incorporation to increase the number of authorized shares of common stock from 75,000,000 shares to 150,000,000 shares; Proposal No. 3 to approve the authorization of the board of directors of CancerVax to amend in its discretion CancerVax’s amended and restated certificate of incorporation to effect a reverse stock split of CancerVax’s common stock, at a ratio within the range of [1:2 to 1:6]; Proposal No. 4 to approve the amendment to CancerVax’s amended and restated certificate of incorporation to change the name of “CancerVax Corporation” to “Micromet, Inc.”; and Proposal No. 5 to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 through 4.

Record Date and Voting Power for CancerVax.  You are entitled to vote at the CancerVax special meeting if you owned shares of CancerVax common stock at the close of business on [          ], 2006, the record date for the CancerVax special meeting. You will have one vote at the special meeting for each share of CancerVax common stock you owned at the close of business on the record date. There are [     ] shares of CancerVax common stock entitled to vote at the special meeting.

CancerVax Required Vote.  The affirmative vote of the holders of a majority of the votes cast in person or by proxy at the CancerVax special meeting is required for approval of Proposal Nos. 1 and 5 above. The affirmative vote of holders of a majority of the outstanding common stock is required for approval of Proposal Nos. 2, 3 and 4.

Share Ownership of Management.  As of December 31, 2005, the directors and executive officers of CancerVax, together with their affiliates, beneficially owned approximately 37.2% of the shares entitled to vote at the CancerVax special meeting. Certain executive officers and affiliates of CancerVax, holding approximately 30% of CancerVax’s outstanding common stock, have agreed to vote their shares in favor of the issuance of shares of CancerVax common stock in the merger, and the resulting change of control of CancerVax.

RECOMMENDATIONS TO CANCERVAX STOCKHOLDERS

The CancerVax board of directors has determined and believes that the issuance of shares of CancerVax common stock in the merger, and the resulting change of control of CancerVax, is advisable and fair to, and in the best interest of, CancerVax and its stockholders. The CancerVax board of directors recommends that the holders of CancerVax common stock vote:

“For” Proposal No. 1 to approve the issuance of shares of CancerVax common stock in the merger, and the resulting change of control of CancerVax;

“For” Proposal No. 2 to approve the increase in the number of authorized shares of common stock to 150,000,000;

“For” Proposal No. 3 to authorize the CancerVax board of directors to effect the reverse stock split;

“For” Proposal No. 4 to approve the name change of “CancerVax Corporation” to “Micromet, Inc.”; and

“For” Proposal No. 5 to adjourn the CancerVax special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of proposal Nos. 1 through 4.

CancerVax Proposal No. 1 — Approval of the Issuance of Shares of CancerVax Common Stock in the Merger and the Resulting Change of Control of CancerVax

The Merger (Page 68)

Merger Sub will be merged with and into Micromet Parent. Micromet Parent will be the surviving corporation and will continue as a wholly-owned subsidiary of CancerVax. Immediately prior to the merger, the holders of equity interests of Micromet will exchange their interests for shares of common stock in Micromet Parent in an exchange transaction that will result in Micromet becoming a wholly-owned subsidiary of Micromet Parent. As a result of the merger, Micromet will survive as a wholly-owned indirect subsidiary of CancerVax. Following the merger, CancerVax will change its name to Micromet, Inc. In the merger, all shares of Micromet Parent capital stock will be cancelled and Micromet shareholders, option holders, warrant holders and note holders will receive the number of shares, or options and warrants to acquire shares, of CancerVax common stock equal to approximately 67.5% of the fully-diluted shares of the combined company. The approval of this matter by CancerVax stockholders is contingent upon receiving stockholder approval of CancerVax Proposal Nos. 1 through 4. Micromet and Micromet Parent have already approved the merger and no separate approval of the merger by the shareholders of Micromet or the stockholders of Micromet Parent is required.

Merger Consideration; Manner and Basis of Converting Shares (Page 93)

As a result of the merger, all shares of Micromet Parent capital stock will automatically be cancelled and Micromet Parent stockholders, together with holders of options, warrants and other rights to acquire shares of Micromet Parent common stock, will receive an aggregate number of shares of CancerVax common stock equal to 67.5% of the fully-diluted shares of the combined company. There will be no adjustment to the total number of shares of CancerVax common stock to be issued to Micromet Parent stockholders or holders of options, warrants or other rights to acquire shares of Micromet Parent common stock for changes in the market price of CancerVax common stock. Further, the merger agreement does not include a price-based termination right. Accordingly, the market value of the shares of CancerVax issued in connection with the merger will depend on the market value of the shares of CancerVax common stock at the time of effectiveness of the merger, and could vary significantly from the market value on the date of this document.

The fixed number of shares of CancerVax common stock to be issued in exchange for all shares of Micromet Parent stock at the consummation of the merger will be allocated among:

•	holders of Micromet Parent common stock;

•	holders of options to purchase Micromet Parent common stock (which shares will become issuable upon the exercise of options to purchase CancerVax common stock, as more fully described under “Micromet Parent Stock Options” below);

•	holder of warrants to purchase Micromet Parent common stock; and

•	holders of rights to purchase shares of capital stock of Micromet to the extent such shares have not been exchanged for shares of Micromet Parent common stock or rights to purchase shares of Micromet Parent common stock.

The shares of CancerVax common stock to be issued in connection with the merger will be allocated to the Micromet Parent stockholders and holders of options, warrants and other rights to acquire shares of Micromet Parent common stock on a pro rata basis.

Micromet Parent Stock Options (Page 95)

Each outstanding option granted by Micromet Parent to purchase shares of Micromet Parent common stock will be converted into an option to acquire CancerVax common stock having the same terms and conditions as the Micromet Parent stock option. The number of shares that the new CancerVax option will be exercisable for and the exercise price of the new CancerVax option will reflect the exchange ratio in the merger. The number of shares of CancerVax common stock issuable upon the exercise of each stock option will be rounded down to the nearest whole number of shares of CancerVax common stock, and the exercise price will be rounded up to the nearest whole cent. The number of shares of CancerVax common stock issuable upon exercise of the new CancerVax options is part of the 67.5% of the fully-diluted shares of the combined company described under “Merger Consideration; Manner and Basis for Converting Shares.”

Micromet Parent Warrants (Page 95)

Each outstanding warrant granted by Micromet Parent to purchase shares of Micromet Parent common stock will be converted into a warrant to acquire CancerVax common stock having the same terms and conditions as the Micromet Parent warrant. The number of shares that the new CancerVax warrant will be exercisable for and the exercise price of the new CancerVax warrant will reflect the exchange ratio in the merger. The number of shares of CancerVax common stock issuable upon the exercise of each warrant will be rounded down to the nearest whole number of shares of CancerVax common stock, and the exercise price will be rounded up to the nearest whole cent. The number of shares of CancerVax common stock issuable upon exercise of the new CancerVax warrants is part of the 67.5% of the fully-diluted shares of the combined company described under “Merger Consideration; Manner and Basis for Converting Shares.”

MedImmune Note (Page 95)

In conjunction with the execution of a collaboration agreement between Micromet and MedImmune, Inc. in 2003, Micromet issued a €10,000,000 convertible note to MedImmune Ventures, Inc. The terms of that note, as amended on October 11, 2005, provide that the holder has the right, immediately prior to the effectiveness of the merger, to convert the note in full into Micromet preference shares series (A new) immediately prior to the effectiveness of the merger, if the pre-money valuation of Micromet in such transaction is €120,000,000 or more; if the valuation of Micromet is less, the conversion rate is a pro rata percentage determined as the pre-money valuation of Micromet in such transaction divided by €120,000,000, multiplied by one hundred. In addition, if the combined company after the merger holds more than €30,000,000 in cash, then MedImmune has the right (but not the obligation) to accelerate repayment of the loan in an amount equal to the principal balance multiplied by a fraction (A) the numerator of which is the amount of cash held by the combined company in excess of €30,000,000 and (B) the denominator of which is €30,000,000, to the extent such principal balance has not been converted as described in the immediately preceding sentence. As a result, if the combined company has at least €60,000,000 in cash, MedImmune may require the loan to be repaid in full. In each case, any remainder of the note remains outstanding until the due date in accordance with the terms of the note. The note bears interest at 4.5% per annum and is due in June 2010 unless earlier converted or repaid.

Fairness Opinion Received by CancerVax (Page 76)

Piper Jaffray delivered its opinion to CancerVax’s board of directors that, as of January 6, 2006 and based on and subject to the factors, assumptions and limitations set forth therein, the total merger consideration to be paid to the holders of Micromet Parent common stock in the merger was fair to CancerVax from a financial point of view. For the purposes of Piper Jaffray’s opinion, the shares of CancerVax common stock to be exchanged for outstanding shares of Micromet Parent common stock (determined as set forth in Section 1.6(a)(ii) of the merger agreement) were referred to as the “merger consideration.”

The full text of the written opinion of Piper Jaffray, dated January 6, 2006, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this proxy statement/prospectus as Annex C. Piper Jaffray provided its opinion for the information and assistance of CancerVax’s board of directors in connection with its consideration of the merger. The Piper Jaffray opinion is not a recommendation as to how any holder of CancerVax common stock should vote with respect to the issuance of shares of CancerVax common stock in the merger. CancerVax urges you to read the entire opinion carefully.

Interests of CancerVax’s Executive Officers and Directors in the Merger (Page 84)

When considering the recommendation by the CancerVax board of directors, you should be aware that a number of CancerVax’s executive officers and directors have interests in the merger that are different from those of other CancerVax stockholders.

David F. Hale is the President and CEO, a member of the board of directors, a stockholder and a holder of options to purchase stock of CancerVax. Hazel M. Aker is the General Counsel and Secretary, a stockholder and a holder of options to purchase stock of CancerVax. William R. LaRue is the Chief Financial Officer, a stockholder and a holder of options to purchase stock of CancerVax. Upon closing of the merger, David F. Hale will become the Chairman of the board of directors of the combined corporation, Hazel Aker will become Senior Vice President and General Counsel of the combined corporation and William LaRue will become Senior Vice President and Chief Financial Officer of the combined corporation. David F. Hale, Hazel Aker and William LaRue participated in the negotiation and approval of the terms of the merger on behalf of CancerVax, following disclosure of all material facts regarding their respective interests (or potential interests) in the merger.

Following the merger, in addition to David F. Hale, current CancerVax board members Phillip Schneider, Michael Carter and Barclay Phillips will continue to serve on the board of directors of the combined corporation.

As of December 31, 2005, all directors and executive officers of CancerVax, together with their affiliates, beneficially owned 37.2% of the shares of CancerVax common stock. Approval of the merger requires the affirmative vote of the holders of a majority of CancerVax’s outstanding common stock. Certain CancerVax officers and directors, and their affiliates, have also entered into voting agreements in connection with the merger. The voting agreements are discussed in greater detail under the caption “Voting Agreements” beginning on page 112.

For a more complete description of the interests of current and former officers and directors of CancerVax, please see the section entitled “Interests of CancerVax’s Executive Officers and Directors in the Merger” on page 84 of this proxy statement/prospectus.

Interests of Micromet’s Executive Officers and Directors in the Merger (Page 86)

You also should be aware that a number of Micromet’s executive officers and directors have interests in the merger that are different from those of other Micromet stockholders.

Christian Itin is the Chief Executive Officer of Micromet and a shareholder and holder of options to purchase ordinary shares of Micromet. Patrick A. Baeuerle is the Chief Scientific Officer of Micromet and a shareholder and holder of options to purchase ordinary shares of Micromet. Gregor K. Mirow is the Chief Financial Officer and Chief Operating Officer of Micromet and a shareholder and holder of options to purchase ordinary shares of Micromet. Carsten Reinhardt is the Senior Vice President, Clinical Development of Micromet. Upon consummation of the Micromet Reorganization, each of Drs. Itin, Baeuerle and Mirow will be stockholders and optionholders of Micromet Parent and will receive shares of CancerVax common stock in the merger and have their options to purchase Micromet Parent common stock assumed by CancerVax.

Upon the closing of the merger, Dr. Itin will become the President and Chief Executive Officer of the combined corporation, Dr. Baeuerle will become Senior Vice President and Chief Scientific Officer of the combined corporation, Dr. Mirow will become Senior Vice President of Operations of the combined corporation and Dr. Reinhardt will become Senior Vice President, Clinical Development of the combined corporation. Each of Drs. Itin and Mirow participated in the negotiation and approval of the terms of the merger on behalf of Micromet following disclosure of all material facts regarding their respective interests (or potential interests) in the merger.

Following the merger, current members of the Micromet supervisory board Jerry Benjamin, John Berriman, Michael Carter and Otello Stampacchia will continue to serve on the board of directors of the combined company. Dr. Carter is a current director of CancerVax.

As of January 31, 2006, all directors and executive officers of Micromet, together with their affiliates, beneficially owned 34.7% of the ordinary shares of Micromet, 55.3% of the Micromet preference shares series (A new) and 61.4% of the Micromet preference shares series (B new). Upon consummation of the Micromet Reorganization, all directors and executive officers of Micromet, together with their affiliates, will own approximately 58.6% of the outstanding common stock of Micromet Parent. Consummation of the Micromet Reorganization requires the agreement to exchange at least 55% of the Micromet AG preference shares series (B new) for shares of Micromet Parent common stock. Certain of the officers and directors of Micromet, and their affiliates, have also entered into voting agreements in connection with the merger. The voting agreements are discussed in greater detail under the caption “Voting Agreements” beginning on page 112.

For a more complete description of the interests of current and former officers and directors of Micromet AG, please see the section entitled “Interests of Micromet’s Executive Officers and Directors in the Merger” on page 84 of this proxy statement/prospectus.

Restrictions on Resales; Affiliate Agreements Relating to Micromet Affiliates (Page 91)

The shares of CancerVax common stock to be received by Micromet Parent stockholders in the merger will be registered under the Securities Act of 1933 and, except as described in this section, may be freely traded without restriction. CancerVax’s registration statement on Form S-4, of which this proxy statement/prospectus is a part, does not cover the resale of shares of CancerVax common stock to be received in connection with the merger by persons who are deemed to be “affiliates” of Micromet Parent. The shares of CancerVax common stock to be issued in the merger and received by persons who are deemed to be “affiliates” of Micromet Parent may be resold by them only in transactions registered under the Securities Act of 1933, except from the registration requirements by the resale provisions of Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. Persons who are deemed to be “affiliates” of Micromet Parent prior to the merger include individuals or entities that control, are controlled by, or are under common control with Micromet Parent and may include officers and directors, as well as principal stockholders, of Micromet Parent. Affiliates of Micromet Parent will be notified separately of their affiliate status. Under the terms of the merger agreement, CancerVax has agreed to file as soon as practicable, and in any event within 45 days after the effective time of the merger, a resale registration statement to cover the resale by former affiliates of Micromet Parent and Micromet of shares of CancerVax common stock received by such stockholders in the merger. In addition, CancerVax agreed to use commercially reasonable efforts to keep the resale registration statement continuously effective until the earlier of the date upon which all of the shares held by such stockholders may be resold under Rule 145 without restriction and the date upon which all such shares have been sold pursuant to the resale registration statement.

The merger agreement provides that Micromet will use commercially reasonable efforts to secure signed affiliate agreements from all persons who are, become or might be deemed to be affiliates of Micromet Parent, and who will receive CancerVax common stock in connection with the merger. These affiliate agreements provide that these persons will not sell, transfer or otherwise dispose of their shares of CancerVax common stock unless they do so in compliance with securities laws governing sales by affiliates.

Limitation on Soliciting, Discussing and Negotiating Other Acquisition Proposals (Page 104)

CancerVax and Micromet have each agreed, and have further agreed to ensure that their representatives do not, prior to the consummation of the merger, directly or indirectly, solicit, initiate, knowingly encourage, induce or facilitate the making, submission or announcement of, or enter into discussions or negotiations with any person with respect to, any alternative acquisition proposal or any inquiry that would reasonably be expected to lead to an alternative acquisition proposal for their respective company. CancerVax and Micromet have also agreed to notify each other upon receipt of any alternative acquisition proposal or any inquiry that would reasonably be expected to lead to an alternative acquisition proposal, including the terms of the alternative acquisition proposal or inquiry and the identity of the person making the alternative acquisition proposal or inquiry. However, if CancerVax or Micromet receives an unsolicited bona fide written acquisition proposal that is a superior acquisition proposal, or could reasonably be expected to lead to a superior acquisition proposal, prior to its special meeting, then CancerVax or Micromet, as the case may be, may provide nonpublic information to, and engage in discussions and negotiations with, the third party making the acquisition proposal so long as certain conditions set forth in the merger agreement are satisfied.

Obligations of the CancerVax Board of Directors and Micromet Supervisory Board with Respect to Their Recommendations and Holding the CancerVax Meeting of Stockholders (Page 103)

Subject to certain conditions, the board of directors of CancerVax or Micromet may withdraw or modify their respective recommendation in support of the issuance of shares of CancerVax common stock in the merger or the adoption of the merger agreement, as the case may be. In the event that the board of directors of either company withdraws or modifies its recommendation in a manner adverse to the other company, that company may be required under certain circumstances to pay a termination fee of $2,000,000 to the other company.

Conditions to the Merger (Page 105)

The respective obligations of CancerVax and Micromet to consummate the merger are subject to the satisfaction of certain conditions described herein.

Termination of the Merger Agreement (Page 108)

Either CancerVax or Micromet can terminate the merger agreement under certain circumstances described herein, which would prevent the merger from being consummated.

Expenses and Termination Fees (Page 110)

Subject to limited exceptions, all fees and expenses incurred in connection with the merger agreement will be paid by the company incurring such expenses. A termination fee of $2,000,000 may be payable by either CancerVax or Micromet to the other party upon the termination of the merger agreement under certain circumstances.

Material U.S. Federal Income Tax Consequences (Page 89)

As provided in the merger agreement, Cooley Godward LLP, counsel to Micromet and Micromet Parent, will issue a tax opinion to the effect that the merger will constitute a reorganization under Section 368 of the Internal Revenue Code of 1986, as amended. In such a reorganization, a Micromet Parent stockholder generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of its shares of Micromet Parent common stock for shares of CancerVax common stock. However, any cash received for any fractional share will result in the recognition of gain or loss as if such stockholder sold its fractional share. A Micromet Parent stockholder’s tax basis in the shares of CancerVax common stock that it receives in the merger will equal its current tax basis in its Micromet Parent common stock exchanged in the merger, as the case may be (reduced by the basis allocable to any fractional share interest for which it receives cash).

Tax matters can be complicated, and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your own tax advisors to fully understand the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.

Regulatory Approvals (Page 91)

As of the date of this proxy statement/prospectus, neither CancerVax, Micromet nor Micromet Parent is required to make filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the merger. In the United States, CancerVax must comply with applicable federal and state securities laws and the rules and regulations of the Nasdaq National Market in connection with the issuance of shares of CancerVax common stock in the merger and the filing of this proxy statement/prospectus with the SEC.

Anticipated Accounting Treatment (Page 90)

The merger will be treated by CancerVax as a reverse merger under the purchase method of accounting in accordance with U.S. generally accepted accounting principles. For accounting purposes, Micromet is considered to be acquiring CancerVax in this transaction. Therefore, the aggregate consideration paid in connection with the merger, together with the direct costs of acquisition, will be allocated to CancerVax’s tangible and intangible assets and liabilities based on their fair market values. The assets and liabilities and results of operations of CancerVax will be consolidated into the results of operations of Micromet as of the effective date of the merger. These allocations will be based on a valuation that has not yet been finalized.

Appraisal Rights (Page 90)

Under Delaware law, neither CancerVax nor Micromet Parent stockholders are entitled to appraisal rights in connection with the merger.

CancerVax Proposal No. 2 — Approval of Amendment to the Amended and Restated Certificate of Incorporation of CancerVax to Increase Authorized Common Stock (Page 115)

CancerVax currently does not have authorized sufficient shares to effectuate the merger. At the CancerVax meeting, holders of CancerVax stock will be asked to approve an amendment of CancerVax’s amended and restated certificate of incorporation to increase the number of authorized shares of CancerVax common stock to 150,000,000, while the number of authorized shares of preferred stock will remain unchanged. CancerVax’s amended and restated certificate of incorporation currently authorizes 75,000,000 shares of common stock and

10,000,000 shares of preferred stock. On [          ], 2006, [     ] shares of CancerVax common stock were outstanding.

CancerVax Proposal No. 3 — Authorization of the CancerVax Board of Directors to Effect the Reverse Stock Split (Page 116)

At the CancerVax meeting, holders of CancerVax common stock will be asked to approve the proposal to authorize CancerVax’s board of directors to, at their discretion, amend the CancerVax amended and restated certificate of incorporation to effect a reverse stock split of the issued and outstanding shares of CancerVax common stock at a ratio within the range of [1:2 and 1:6]. If approved by the CancerVax stockholders, the reverse stock split would become effective upon the closing of the merger. The CancerVax board may effect only one reverse stock split in connection with this Proposal No. 3. The CancerVax board’s decision will be based on a number of factors, including market conditions, existing and expected trading prices for CancerVax’s common stock and the listing requirements of the Nasdaq National Market. Even if the stockholders approve the reverse stock split, CancerVax reserves the right not to effect the reverse stock split if the CancerVax board does not deem it to be in the best interests of CancerVax and its stockholders to effect the reverse stock split. The CancerVax board may determine to effect the reverse stock split, if it is approved by the stockholders, even if the other proposals to be acted upon at the meeting are not approved, including the issuance of shares in the merger.

The form of the proposed amendment to the CancerVax amended and restated certificate of incorporation to effect the reverse stock split, as more fully described below, will effect the reverse stock split but will not change the number of authorized shares of common stock or preferred stock, or the par value of CancerVax’s common stock or preferred stock.

CancerVax Proposal No. 4 — Approval of Name Change (Page 121)

In connection with the merger, CancerVax is proposing to amend CancerVax’s amended and restated certificate of incorporation to change the name of the corporation from “CancerVax Corporation” to “Micromet, Inc.” The primary reason for the corporate name change is that management believes this will allow for brand recognition of CancerVax’s and Micromet’s products and services through the creation of a single brand name. CancerVax’s management believes that the current name will no longer accurately reflect the business of the combined company and the mission of the combined company subsequent to the consummation of the merger. Insofar as the proposed new corporate name will reflect a combination of Micromet’s business with CancerVax following the merger, the proposed name change and the amendment of CancerVax’s amended and restated certificate of incorporation, even if approved by the stockholders at the special meeting, will only be filed with the office of the Secretary of State of the State of Delaware and, therefore, become effective if the merger is consummated. The approval of the name change to Micromet, Inc. is a condition to the consummation of the merger.

CancerVax Proposal No. 5 — Approval of Possible Adjournment of the Special Meeting (Page 122)

If CancerVax fails to receive a sufficient number of votes to approve Proposal Nos. 1 through 4, CancerVax may propose to adjourn the special meeting, if a quorum is present, for a period of not more than 30 days for the purpose of soliciting additional proxies to approve Proposal Nos. 1 through 4. CancerVax currently does not intend to propose adjournment at the special meeting if there are sufficient votes to approve Proposal Nos. 1 through 4.

MARKET PRICE AND DIVIDEND DATA

CancerVax common stock is listed on the Nasdaq National Market under the symbol “CNVX.” The following table presents, for the periods indicated, the range of high and low per share sales prices for CancerVax common stock as reported on the Nasdaq National Market since CancerVax’s initial public offering on October 30, 2003. Micromet is a private company and its ordinary shares and preference shares are not publicly traded.

CancerVax Common Stock

	High	Low

Year Ended December 31, 2003
Fourth Quarter (beginning October 30, 2003)	$13.24	$8.82
Year Ended December 31, 2004
First Quarter	$13.35	$9.25
Second Quarter	$12.27	$6.99
Third Quarter	$8.93	$5.55
Fourth Quarter	$11.45	$7.38
Year Ended December 31, 2005
First Quarter	$11.00	$6.02
Second Quarter	$6.71	$2.70
Third Quarter	$4.24	$2.76
Fourth Quarter	$3.46	$1.31
Year Ended December 31, 2006
First Quarter (through February 10, 2006)	$3.55	$1.32

On January 6, 2006, the last trading day prior to announcement of the merger, the closing price of CancerVax’s common stock was $1.49, for an aggregate value of CancerVax of $41.6 million, so if the merger was consummated on that day, the value attributable to the Micromet capital stock in the aggregate, or to approximately 67.5% of the fully-diluted shares of the combined company, would equal $86.4 million. On February 10, 2006, the closing price of CancerVax’s common stock was $2.59, for an aggregate value of CancerVax of $72.4 million, so if the merger was consummated on that day, the value attributable to the Micromet Parent capital stock in the aggregate, or to approximately 67.5% of the fully-diluted shares of the combined company, would equal $150.3 million. Accordingly, the value per share allocable to the holders of capital stock of Micromet Parent, assuming consummation of the Micromet Reorganization, as of January 6, 2006 and February 10, 2006, would be $25.04 and $43.52, respectively.

Because the market price of CancerVax common stock is subject to fluctuation, the market value of the shares of CancerVax common stock that holders of Micromet Parent capital stock will receive in the merger may increase or decrease.

Following the consummation of the merger and successful reapplication to the NASD for initial inclusion, CancerVax common stock will continue to be listed on the Nasdaq National Market and there will be no public market for the Micromet ordinary shares and preference shares.

Dividends

CancerVax has never declared or paid any cash dividends on its capital stock. CancerVax currently intends to retain any future earnings to finance the growth and development of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of CancerVax’s board of directors and will depend upon its financial condition, operating results, capital requirements, covenants in CancerVax’s debt instruments, and such other factors as the board of directors deems relevant.

Micromet has never declared or paid any cash dividends on its capital stock nor does it intend to do so.

CANCERVAX SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected historical financial data as of and for each of the years in the five-year period ended December 31, 2004 has been derived from CancerVax’s audited consolidated financial statements. The following selected historical financial data as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 has been derived from CancerVax’s unaudited condensed consolidated financial statements. This information is only a summary and you should read the following tables in conjunction with CancerVax’s financial statements and related notes and CancerVax’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contained in this proxy statement/prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

	Years Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2005
	(In thousands, except per share amounts)

Consolidated Statement of Operations Data:
Revenues:
License fee	$—	$—	$—	$—	$316	$—	$24,684
Collaborative research and development	—	—	—	—	1,210	—	14,204

Total revenues	—	—	—	—	1,526	—	38,888

Operating expenses:
Research and development	$3,495	$13,910	$24,517	$27,725	$43,102	$31,579	$31,241
General and administrative	765	5,441	6,514	6,826	12,310	8,399	8,897
Amortization of employee stock- based compensation(1)	—	—	1,412	2,643	1,864	1,531	882
Impairment of long-lived assets	—	—	—	—	—	—	22,838
Purchased in-process research and development	—	—	2,840	—	—	—	—

Total operating expenses	4,260	19,351	35,283	37,194	57,276	41,509	63,858

Other income (expense):
Option fee income	1,000	—	—	—	—	—	—
Interest income	147	909	691	553	920	695	1,340
Interest expense	—	(140)	(621)	(932)	(756)	(427)	(167)

Total other income (expense)	1,147	769	70	(379)	164	268	1,173

Net loss	(3,113)	(18,582)	(35,213)	(37,573)	(55,586)	(41,241)	(23,797)
Accretion to redemption value of redeemable convertible preferred stock	—	(4,105)	(7,635)	(7,867)	—	—	—
Deemed dividend resulting from beneficial conversion feature on Series C preferred stock	—	—	—	(14,775)	—	—	—

Net loss applicable to common stockholders	$(3,113)	$(22,687)	$(42,848)	$(60,215)	$(55,586)	$(41,241)	$(23,797)

Basic and diluted net loss per share(2) (3)	$(0.58)	$(266.02)	$(153.85)	$(13.30)	$(2.08)	$(1.55)	$(0.85)

Weighted average shares used to compute basic and diluted net loss per share(2) (3)	5,361	85	279	4,527	26,733	26,690	27,833

(1)	Amortization of employee stock-based compensation is allocated among operating expense categories as follows (in thousands):

						Nine Months Ended
	Years Ended December 31,					September 30,
	2000	2001	2002	2003	2004	2004	2005

Research and development	$—	$—	$379	$838	$531	$441	$555
General and administrative	—	—	1,033	1,805	1,333	1,090	327

	—	—	1,412	2,643	1,864	1,531	882

(2)	As a result of the conversion of our preferred stock into 20.1 million shares of our common stock upon completion of our initial public offering on November 4, 2003, there is a lack of comparability in the basic and diluted net loss per share amounts for the periods presented. Please reference Note 1 to our consolidated financial statements included elsewhere in this proxy statement/prospectus for an unaudited pro forma basic and diluted net loss per share calculation for these periods.

(3)	In December 2000, we exchanged 6.0 million shares of our common stock for shares of Junior preferred stock on a 1-for-4.4 basis.

						As of
	As of December 31,					September 30,
	2000	2001	2002	2003	2004	2005
	(In thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and securities available-for-sale	$29,194	$10,103	$36,201	$107,092	$65,073	$60,255
Total assets	32,854	20,795	55,187	127,007	116,160	77,392
Long-term debt, net of current portion	625	3,353	7,379	1,811	6,355	14,947
Redeemable convertible preferred stock	—	32,455	96,582	—	—	—
Accumulated deficit	(3,442)	(26,129)	(68,977)	(129,192)	(184,778)	(208,575)
Total stockholders’ equity (deficit)	1,568	(20,663)	(55,878)	112,773	71,458	48,806

MICROMET SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical financial data of Micromet. The statement of operations data for the years ended December 31, 2002, 2003 and 2004 and the balance sheet data as of December 31, 2003 and 2004 have been derived from Micromet’s audited financial statements, which are included elsewhere in this proxy statement/prospectus. The statement of operations data for the periods ended December 31, 2000 and 2001 and the balance sheet data as of December 31, 2000, 2001 and 2002 have been derived from Micromet’s unaudited financial statements, which are not included in this proxy statement/prospectus. The statement of operations data for the nine months ended September 30, 2004 and 2005 and the balance sheet data as of September 30, 2005 have been derived from Micromet’s unaudited financial statements, which are included elsewhere in this proxy statement/prospectus. In the opinion of Micromet’s management, these unaudited financial statements have been prepared on a basis consistent with that of Micromet’s audited financial statements and reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation. This information is only a summary and you should read the following tables in conjunction with Micromet’s financial statements and related notes and Micromet’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contained in this proxy statement/prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

	Years Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2005
	(In thousands)

Statement of Operations Data:
Revenues	€794	€—	€3,741	€13,189	€13,459	€10,580	€13,484
Operating expenses:
Research and development	5,562	11,387	22,428	26,173	26,598	18,327	17,171
General and administrative	1,396	1,383	2,566	3,916	4,493	3,348	3,399

Total operating expenses	6,958	12,770	24,994	30,089	31,091	21,675	20,570
Loss from operations	(6,164)	(12,770)	(21,253)	(16,900)	(17,632)	(11,095)	(7,086)

Total other income (expense)	(148)	423	(308)	(2,054)	(2,522)	(1,536)	(2,672)
Net loss	€(6,312)	€(12,347)	€(21,561)	€(18,954)	€(20,154)	€(12,631)	€(9,758)

						As of
	As of December 31,					September 30,
	2000	2001	2002	2003	2004	2005
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents	€565	€13,545	€7,040	€3,062	€9,088	€6,041
Total assets	8,724	46,788	44,633	36,441	36,648	23,081
Long-term debt, net of current portion	5,582	5,887	7,419	7,867	7,240	7,404
Convertible notes payable	—	3,696	13,413	23,840	29,490	31,289
Accumulated deficit	(13,597)	(25,944)	(47,401)	(66,458)	(86,612)	(96,370)
Total stockholders’ equity (deficit)	1,883	34,953	14,509	(4,181)	(24,356)	(34,112)

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following selected unaudited pro forma condensed combined financial information was prepared using the purchase method of accounting. For accounting purposes, Micromet is considered to be acquiring CancerVax in this merger. The CancerVax and Micromet unaudited pro forma condensed combined balance sheet data assume that the merger of CancerVax and Micromet was consummated on September 30, 2005, and combines CancerVax’s historical balance sheet at September 30, 2005 with Micromet’s historical balance sheet at September 30, 2005. The CancerVax and Micromet unaudited pro forma condensed combined statement of operations data assume that the merger of CancerVax and Micromet was consummated on January 1, 2004. The unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2004 combines CancerVax’s historical statement of operations for the year then ended with Micromet’s historical statement of operations for the year ended December 31, 2004. The unaudited pro forma condensed combined statement of operations data for the nine months ended September 30, 2005 combines CancerVax’s historical statement of operations for the nine months then ended with Micromet’s historical statement of operations for the nine months ended September 30, 2005.

The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The selected unaudited pro forma condensed combined financial data as of and for the nine months ended September 30, 2005 and for the year ended December 31, 2004 are derived from the unaudited pro forma condensed combined financial statements at page [  ] of this proxy statement/prospectus and should be read in conjunction with those statements and the related notes. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

	Year Ended
	December 31,	Nine Months Ended
	2004	September 30, 2005
	(In thousands, except per share amounts)

Unaudited Pro Forma Condensed Combined Statement of Operations Data:
Revenues	$18,267	$55,934
Operating expenses:
Research and development	74,772	51,355
General and administrative	17,241	12,698
Amortization of employee stock-based compensation	6,256	5,224
Impairment of long-lived assets	—	22,838

Total operating expenses	98,269	92,115

Other income (expense), net	(2,714)	(1,867)

Net loss	$(82,716)	$(38,048)

Basic and diluted net loss per share	$(0.98)	$(0.44)

Weighted averaged shares used to compute basic and diluted net loss per share	84,746	85,846

As of
September 30,
2005
(In thousands)

Unaudited Pro Forma Condensed Combined Balance Sheet Data:
Cash, cash equivalents and securities available-for-sale	$49,955
Total assets	75,633
Long-term debt, net of current portion	6,330
Convertible note payable	37,697
Accumulated deficit	(124,552)
Total stockholders’ equity (deficit)	(7,219)

DESCRIPTION OF CANCERVAX’S COMMON STOCK

Common Stock

As of February 9, 2006, the authorized common stock of CancerVax consisted of 75,000,000 shares of common stock, of which 27,933,069 shares were issued and outstanding.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of CancerVax common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may from time to time determine.

Voting Rights

Each CancerVax common stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our amended and restated certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors.

Anti-Takeover Provisions

The provisions of the Delaware General Corporation Law, or DGCL, CancerVax’s amended and restated certificate of incorporation and bylaws may have the effect of delaying, deferring, or discouraging another person from acquiring control of CancerVax.

CancerVax is subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, prior to the time the interested stockholder attained that status;

•	upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

With certain exceptions, an “interested stockholder” is a person or group who or which owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

In general, Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may “opt out” of this provision with an express provision in its original amended and restated certificate of incorporation or an express provision in its amended and restated certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. However, CancerVax has not “opted out” of this provision. Section 203 could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire CancerVax.

Transfer Agent

The transfer agent for CancerVax common stock is Mellon Investor Services, LLC.

Listing

CancerVax common stock is quoted on the Nasdaq National Market under the symbol “CNVX.”

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The following information does not give effect to the proposed reverse stock split of CancerVax common stock described in CancerVax’s Proposal No. 3.

The information below reflects:

•	the historical net loss and book value per share of CancerVax common stock and the historical net loss and book value per Micromet ordinary share in comparison with the unaudited pro forma net loss and book value per share after giving effect to the proposed merger of CancerVax with Micromet on a purchase basis;

•	the equivalent historical net loss and book value per share attributable to an estimated 58,012,946 shares of CancerVax common stock which would have been issued to the holders of Micromet capital stock, assuming the merger was consummated on January 1, 2004; and

•	the contemplated exchange of all Micromet equity interests for shares of common stock of Micromet Parent in the Micromet Reorganization.

You should read the tables below in conjunction with the respective audited and unaudited financial statements and related notes of CancerVax and Micromet included elsewhere in this proxy statement/prospectus and the unaudited pro forma condensed financial information and notes related to such financial statements included elsewhere in this proxy statement/prospectus.

CANCERVAX

	Year Ended	Nine Months Ended
	December 31, 2004	September 30, 2005
		(Unaudited)

Historical Per Common Share Data:
Net loss per common share — basic and diluted	$(2.08)	$(0.85)
Book value per share	$2.67	$1.75

MICROMET

	Year Ended	Nine Months Ended
	December 31, 2004	September 30, 2005
	(Unaudited)

Historical Per Ordinary Share Data(1):
Net loss per ordinary share — basic and diluted	€(69.88)	€(33.83)
Book value per share	€(84.45)	€(118.27)

(1)	All per share data have been restated to give retroactive effect to an equity restructuring and reverse stock split of Micromet shares effected in October 2005.

CANCERVAX AND MICROMET

	Year Ended	Nine Months Ended
	December 31, 2004	September 30, 2005
	(Unaudited)

Combined Pro Forma Per Common Share Data:
Net loss per combined share — basic and diluted	$(0.98)	$(0.44)
Book value per combined share	—	$(0.09)
Equivalent Pro Forma Data:
Net loss per equivalent Micromet share — basic and diluted	$(16.47)	$(7.40)

FORWARD-LOOKING INFORMATION

This proxy statement/prospectus includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believes,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “potential,” “predicts,” “project,” “should,” “will” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this proxy statement/prospectus include, without limitation, statements regarding benefits of the proposed merger and future expectations concerning available cash and cash equivalents, the expected timing of the conclusion of clinical trials, the timing of regulatory filings, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed in or implied by this proxy statement/prospectus. Such risk factors include, among others:

•	difficulties encountered in integrating merged businesses;

•	uncertainties as to the timing of the merger, approval of the transaction by the stockholders of CancerVax and the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals, if any;

•	the competitive environment in the life sciences industry;

•	whether the companies can successfully develop new products and the degree to which these gain market acceptance;

•	the success and timing of our preclinical studies and clinical trials;

•	the companies’ ability to obtain and maintain regulatory approval for their product candidates and the timing of such approvals;

•	the companies’ plans to research, develop and commercialize their product candidates;

•	regulatory developments in the United States and foreign countries; and

•	the companies’ ability to obtain and maintain intellectual property protection for their product candidates.

Actual results may differ materially from those contained in the forward-looking statements in this proxy statement/prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus. All forward-looking statements are qualified in their entirety by this cautionary statement.

RISK FACTORS

You should consider the following factors in evaluating whether to approve the issuance of shares of CancerVax common stock in the merger and the resulting change in control of CancerVax. These factors should be considered in conjunction with the other information included by CancerVax and Micromet in this proxy statement/prospectus.

References to “we,” “us” and “our” in these risk factors refer to the operations of the combined company as it would exist following the merger.

Risks Relating to the Merger

If we are not successful in integrating our organizations, we may not be able to operate efficiently after the merger.

Achieving the benefits of the merger will depend in part on the successful integration of CancerVax’s and Micromet’s technical and business operations and personnel in a timely and efficient manner. The integration process requires coordination of the administrative, development, scientific and regulatory teams of both companies, and involves the integration of systems, applications, policies, procedures, business processes and operations. This process may be difficult and unpredictable because of possible conflicts and differing opinions on business, scientific and regulatory matters. Moreover, the integration of the two companies will present challenges resulting from the transatlantic nature of the combined company, with members of senior management in both California and Munich. If we cannot successfully integrate our technical and business operations and personnel, we may not realize the expected benefits of the merger.

Integrating our companies may divert management’s attention away from our operations.

The successful integration of CancerVax’s and Micromet’s technical and business operations and personnel may place a significant burden on our management and internal resources. The diversion of management’s attention and any difficulties encountered in the transition and integration process could result in delays in our clinical trial and product development programs and could otherwise harm our business, financial condition and operating results.

We expect to incur significant costs integrating the companies into a single business.

We expect to incur significant costs integrating CancerVax’s and Micromet’s technical and business operations and personnel. These costs may include costs for:

•	employee redeployment, relocation or severance;

•	conversion of information systems;

•	combining administrative teams and processes;

•	reorganization of facilities and disposition of excess facilities; and

•	relocation or disposition of excess equipment.

If we fail to retain key employees, the benefits of the merger could be diminished.

The successful combination of CancerVax and Micromet will depend, in part, on the retention of key personnel. There can be no assurance that CancerVax will be able to retain its or Micromet’s key management and scientific personnel. If we fail to retain such key employees, we may not realize the anticipated benefits of the merger.

If one or more of the product candidates in the merged company cannot be shown to be safe and effective in clinical trials, is not approvable or not commercially successful, then the benefits of the merger may not be realized.

The combined company will have two product candidates in clinical trials, and we plan to commence clinical trials for one additional product candidate in 2006. All of these product candidates must be rigorously tested in clinical trials, and be shown to be safe and effective before the U.S. Food and Drug Administration or other regulatory authorities outside the U.S. will consider them for approval. Failure to demonstrate that one or more of our product candidates is safe and effective, or significant delays in demonstrating safety and efficacy, could diminish the benefits of the merger. Failure to obtain marketing approval of one or more of our product candidates from appropriate regulatory authorities, or significant delays in obtaining such approval, could diminish the benefits of the merger. If approved for sale, our product candidates must be successfully commercialized. Failure to successfully commercialize one or more of our product candidates could diminish the benefits of the merger.

Because Micromet Parent stockholders will receive a fixed number of shares of CancerVax common stock in the merger, rather than a fixed value, if the market price of CancerVax common stock declines, Micromet Parent stockholders will receive consideration in the merger of lesser value.

The aggregate number of shares of common stock of CancerVax to be issued to Micromet Parent stockholders is fixed. Accordingly, the aggregate number of shares that Micromet Parent stockholders will receive in the merger will not change, even if the market price of CancerVax common stock changes. In recent years, the stock market in general, and the securities of biotechnology companies in particular, have experienced extreme price and volume fluctuations. These market fluctuations may adversely affect the market price of CancerVax common stock. The market price of CancerVax common stock upon and after the consummation of the merger could be lower than the market price on the date of the merger agreement or the current market price.

Failure to complete the merger could adversely affect CancerVax’s stock price and CancerVax’s and Micromet’s future business and operations.

The merger is subject to the satisfaction of closing conditions, including approval by CancerVax stockholders, and neither CancerVax nor Micromet can assure you that the merger will be successfully completed. In the event that the merger is not consummated, CancerVax and Micromet may be subject to many risks, including the costs related to the merger, such as legal, accounting and advisory fees, which must be paid even if the merger is not completed, and the payment by either Micromet or CancerVax of a termination fee under certain circumstances. If the merger is not consummated, the market price of CancerVax common stock could decline.

Completion of the merger may result in dilution of future earnings per share to the stockholders of CancerVax.

The completion of the merger may result in greater net losses or a weaker financial condition compared to that which would have been achieved by either CancerVax or Micromet on a stand-alone basis. The merger could fail to produce the benefits that the companies anticipate, or could have other adverse effects that the companies currently do not foresee. In addition, some of the assumptions that either company has made, such as the achievement of operating synergies, may not be realized. In this event, the merger could result in greater losses as compared to the losses that would have been incurred by CancerVax if the merger had not occurred.

The costs associated with the merger are difficult to estimate, may be higher than expected and may harm the financial results of the combined company.

CancerVax and Micromet estimate that they will incur aggregate direct transaction costs of approximately $3.8 million associated with the merger, and additional costs associated with the consolidation and integration of operations, which cannot be estimated accurately at this time. If the total costs of the merger exceed our estimates or the benefits of the merger do not exceed the total costs of the merger, the financial results of the combined company could be adversely affected.

Micromet executive officers and directors may have interests that are different from, or in addition to, those of Micromet shareholders generally.

The executive officers and directors of Micromet may have interests in the merger that are different from, or are in addition to, those of Micromet shareholders generally. These interests include ownership through affiliated entities of CancerVax common stock, certain Micromet directors being nominated for election to the CancerVax board of directors at the effective time of the merger, the issuance of options to Micromet management immediately prior to the transaction, which will be assumed by CancerVax, the adoption of new employment agreements for certain Micromet executives in connection with the merger and/or the provision and continuation of indemnification and insurance arrangements for current directors of Micromet following consummation of the merger. In addition, you should be aware that Michael Carter has a significant relationship with both companies due to his position as a current director of both CancerVax and Micromet. See the section entitled “The Merger — Interests of Micromet’s Executive Officers and Directors in the Merger” starting on page 90.

Risks Relating to CancerVax

Risks Relating to CancerVax’s Business

Our business to date has been largely dependent on the success of Canvaxin, which was the subject of Phase 3 clinical trials that we terminated in 2005. Although we ceased the development of Canvaxin and have reduced our workforce, we may be unable to successfully manage our remaining resources, including available cash, while we seek to implement the merger with Micromet.

Both of our Phase 3 clinical trials for Canvaxin in patients with advanced-stage melanoma were discontinued during 2005 based upon the recommendations of the independent Data and Safety Monitoring Board, or DSMB, with oversight responsibility for these clinical trials, that the data were unlikely to provide significant evidence of a survival benefit for Canvaxin-treated patients versus patients who received placebo. We had previously devoted substantially all of our research, development and clinical efforts and financial resources toward the development of Canvaxin. In connection with the termination of our clinical trials for Canvaxin, we announced restructuring activities, including significant workforce reductions, and incurred approximately $3.8 million of severance and related costs in 2005, the substantial majority of which were cash expenditures. In addition, we anticipate continued workforce reductions and associated employee severance and other costs in 2006. As a result of the discontinuation of our clinical trials, development program and manufacturing operations for Canvaxin, we are planning to sublease our manufacturing facility, which includes the additional production suite, our warehouse facility and our corporate headquarters. We cannot predict whether any such subleasing arrangements would be consummated on favorable terms or at all, and anticipate that such transactions may require us to incur significant additional costs and obtain third-party consents beyond our control. We may be unable to adequately reduce expenses associated with our existing manufacturing, administrative and warehouse facilities, clinical trial agreements and other commitments related to Canvaxin.

The remaining product candidates in our pipeline are in early stages of development and our efforts to develop and commercialize these product candidates are subject to a high risk of failure. If we fail to successfully develop our product candidates, our ability to generate revenues will be substantially impaired.

The process of successfully developing product candidates for the treatment of human diseases is very time-consuming, expensive and unpredictable and there is a high rate of attrition for product candidates in preclinical and clinical trials. Until recently, our business strategy depended upon the successful clinical development of Canvaxin and the subsequent development of additional pipeline product candidates to complement our initial focus on Canvaxin. Our remaining product candidates are in earlier stages of development than Canvaxin, so we will require substantial additional financial resources, as well as research, development and clinical capabilities, to pursue the development of these product candidates, and we may never develop an approvable product.

Our remaining principal product candidates are D93, a humanized, anti-angiogenic monoclonal antibody, and SAI-EGF, a product candidate that target the epidermal growth factor receptor, or EGFR, signaling pathway. We are planning to file an Investigational New Drug, or IND, application to initiate a Phase 1 clinical trial for D93 in patients with solid tumors in early 2006, but we have not yet completed the required preclinical testing of this product candidate, and there can be no assurance that such testing will be successfully completed so that we may commence clinical trials with D93. We have announced our intention to sub-license our rights to SAI-EGF and the other product candidates that we licensed from CIMAB, S.A., a Cuban company, and on January 13, 2006, we received a letter from CIMAB notifying us of their belief that we are in breach of our agreement with CIMAB as a result of our failure to make a milestone payment. If we are unable to resolve the dispute, then CIMAB will seek to terminate the agreement for breach sixty days from the date of CIMAB’s letter to us.

Subject to our diligence obligations to our licensors for these product candidates, we are considering strategic alternatives with respect to certain other of our product candidates given the substantial reduction in our research and development and clinical resources in connection with the termination of our Canvaxin development activities. We may be unable to successfully develop these product candidates ourselves, and we also may be unable to enter into strategic collaborations with third parties to pursue the development of these product candidates. Even if we are able to identify potential strategic collaborators or licensees for these product candidates, we may be unable to obtain required consents from our licensors and the financial terms available to us may not be acceptable. In any event, we do not anticipate that any of our product candidates will reach the market for at least several years.

We do not know whether our planned preclinical development or clinical trials for our product candidates will begin on time or be completed on schedule, if at all. In addition, we do not know whether these clinical trials will result in marketable products. We cannot assure you that any of our product candidates will:

•	be successfully developed;

•	prove to be safe and effective in clinical trials;

•	be approved for marketing by United States or foreign regulatory authorities;

•	be adequately protected by our intellectual property rights or the rights of our licensors;

•	be capable of being produced in commercial quantities at acceptable costs;

•	achieve market acceptance and be commercially viable; or

•	be eligible for third party reimbursement from governmental or private insurers.

We are subject to extensive government regulation that increases the cost and uncertainty associated with our efforts to gain regulatory approval of our product candidates.

Preclinical development, clinical trials, manufacturing and commercialization of our product candidates are all subject to extensive regulation by United States and foreign governmental authorities. It takes many years and significant expenditures to obtain the required regulatory approvals for biological products. Satisfaction of regulatory requirements depends upon the type, complexity and novelty of the product candidate and requires substantial resources. As demonstrated by the discontinuation of our Phase 3 clinical trials of Canvaxin in patients with advanced-stage melanoma, we cannot be certain that any of our product candidates will be shown to be safe and effective, or that we will ultimately receive approval from the FDA or foreign regulatory authorities to market these products. In addition, even if granted, product approvals and designations such as fast-track and orphan drug may be withdrawn or limited at a later time.

We have no manufacturing capabilities or manufacturing personnel and expect to depend on third parties to manufacture the product candidates that we are currently developing. We will be dependent on sole-source suppliers to provide our product candidates for early-stage clinical trials.

We do not operate any facilities for manufacturing D93 or any of the other product candidates that we may develop in the future. As a result, we will rely on third parties to manufacture these product candidates for our early-stage clinical trials. Our dependence upon third parties for the manufacture of these product candidates may result in unforeseen delays or other problems beyond our control.

In January 2005, we entered into an agreement with AppTec Laboratory Services, Inc., to manufacture D93 for early-stage clinical trials. There can be no assurance that we, AppTec or any other third party manufacturing organization will be able to develop adequate manufacturing capabilities to supply the quantities of D93 needed for our clinical trials or commercialization of this product candidate.

There are a limited number of manufacturers that are capable of manufacturing biological product candidates. We may not be able to obtain services from such manufacturers in a timely manner, if at all, to meet our requirements for clinical trials and, subject to the receipt of regulatory approvals, commercial sale. We also depend on third party contract laboratories to perform quality control testing of our product candidates.

Under our licensing agreement, CIMAB has the right and obligation, subject to specified terms and conditions, to supply SAI-EGF for Phase 1 and Phase 2 clinical trials, and for Phase 3 clinical trials and commercialization in countries in our territory other than the United States, Canada and Mexico. Production of these product candidates may require raw materials for which the sources and amounts are limited. Any inability to obtain adequate supplies of such raw materials could significantly delay the development, regulatory approval and marketing of these product candidates. In addition, prior to the initiation of Phase 3 clinical trials in the U.S., we will need to transfer the manufacturing and quality assurance processes for these product candidates to a facility outside of Cuba. Our ability to transfer information to CIMAB that might be beneficial in scaling-up such manufacturing processes is significantly limited due to U.S. government restrictions. Difficulties or delays in the transfer of the manufacturing and quality processes related to these product candidates could cause significant delays in the initiation of the Phase 3 clinical trials and in the establishment of our own commercial-scale manufacturing capabilities for these products. There can be no assurance that we or CIMAB will be able to develop adequate manufacturing capabilities to supply the quantities of SAI-EGF needed for clinical trials or commercial-scale quantities.

Product liability claims may damage our reputation and, if insurance proves inadequate, the product liability claims may harm our business.

We may be exposed to the risk of product liability claims that is inherent in the manufacturing, testing and marketing of therapies for treating people with cancer or other diseases. Patients who participated in our clinical trials for Canvaxin or patients who participate in our future clinical trials of our other product candidates may bring product liability claims. A product liability claim may damage our reputation by raising questions about a product’s safety and efficacy and could limit our ability to continue to conduct clinical trials and develop or product candidates. If our claims experience results in higher rates, or if product liability insurance otherwise becomes costlier because of general economic, market or industry conditions, then we may not be able to maintain product liability coverage on acceptable terms.

Although we have product liability and clinical trial liability insurance with coverage limits of $5 million, this coverage may be inadequate, or may be unavailable in the future on acceptable terms, if at all. Defending a suit, regardless of its merit, could be costly and could divert management attention.

Changes in the laws or regulations of the United States or Cuba related to the conduct of our business with CIMAB may adversely affect our ability to develop and commercialize or sublicense our rights to SAI-EGF and the two other product candidates that we have licensed from that company.

The United States government has maintained an embargo against Cuba for more than 40 years. The embargo is administered by the Office of Foreign Assets Control, or OFAC, of the U.S. Department of Treasury. Without a license from OFAC, U.S. individuals and companies may not engage in any transaction in which Cuba or Cubans have an interest. In order to enter into and carry out our licensing agreements with CIMAB, we have obtained from OFAC a license authorizing us to carry out all transactions set forth in the license agreements that we have entered into with CIMAB for the development, testing, licensing and commercialization of SAI-EGF, and with CIMAB and YM Biosciences for the two other product candidates that target the EGF receptor signaling pathway. In the absence of such a license from OFAC, the execution of and our performance under these agreements could have exposed us to legal and criminal liability. At any time, there may occur for reasons beyond our control a change in United States or Cuban law, or in the regulatory environment in the U.S. or Cuba, or a shift in the political attitudes of either the U.S. or Cuban governments, that could result in the suspension or revocation of our OFAC license or in our inability to carry out part or all of the licensing agreements with CIMAB. There can be no assurance that the U.S. or Cuban governments will not modify existing law or establish new laws or regulations that may adversely affect our ability to develop, test, license and commercialize these product candidates. Our OFAC license may be revoked or amended at anytime in the future, or the U.S. or Cuban governments may restrict our ability to carry out all or part of our respective duties under the licensing agreements between us, CIMAB and YM BioSciences. Similarly, any such actions may restrict CIMAB’s ability to carry out all or part of its licensing agreements with us. In addition, we cannot be sure that the FDA or other regulatory authorities will accept data from the clinical trials of these products that were conducted in Cuba as the basis for our applications to conduct additional clinical trials, or as part of our application to seek marketing authorizations for such products.

In 1996, a significant change to the United States embargo against Cuba resulted from congressional passage of the Cuban Liberty and Democratic Solidarity Act, also known as the Helms-Burton Bill. That law authorizes private lawsuits for damages against anyone who traffics in property confiscated, without compensation, by the government of Cuba from persons who at the time were, or have since become, nationals of the United States. We do not own any property in Cuba and do not believe that any of CIMAB’s properties or any of the scientific centers that are or have been involved in the development of the technology that we have licensed from CIMAB were confiscated by the government of Cuba from persons who at the time were, or who have since become, nationals of the U.S. However, there can be no assurance that our understanding in this regard is correct. We do not intend to traffic in confiscated property, and have included provisions in our licensing agreements to preclude the use of such property in association with the performance of CIMAB’s obligations under those agreements.

As part of our interactions with CIMAB, we will be subject to the U.S. Commerce Department’s export administration regulations that govern the transfer of technology to foreign nationals. Specifically, we or our sublicensees, if any, will require a license from the Commerce Department’s Bureau of Industry and Security, or BIS, in order to export or otherwise transfer to CIMAB any information that constitutes technology under the definitions of the Export Administration Regulations, or EAR, administered by BIS. The export licensing process may take months to be completed, and the technology transfer in question may not take place unless and until a license is granted by the Commerce Department. Due to the unique status of the Republic of Cuba, technology that might otherwise be transferable to a foreign national without a Commerce Department license requires a license for export or transfer to a Cuban national. If we or our sublicensees fail to comply with the export administration regulations, we may be subject to both civil and criminal penalties. There can be no guarantee that any license application will be approved by BIS or that a license, once issued, will not be revoked, modified, suspended or otherwise restricted for reasons beyond our control due to a change in U.S.-Cuba policy or for other reasons.

As a result of the reduction in our workforce that we announced in October 2005, and continuing restructuring activities implemented in January 2006, we may not be successful in retaining key employees and in attracting qualified new employees as required in the future. If we are unable to retain our management, scientific staff and scientific advisors or to attract additional qualified personnel, our product development efforts will be seriously jeopardized.

In October 2005, we announced the discontinuation of any further development and manufacturing activities with respect to Canvaxin, and a corporate restructuring plan that included a reduction in our workforce from 183 to 52 employees. In January 2006, we implemented additional restructuring measures, which will result in the further reduction of our workforce to approximately 10 employees by the completion of the proposed merger with Micromet. This planned reduction includes the termination of David F. Hale, CancerVax’s President and CEO, who will become chairman of the combined company, as well as three additional officers of the Company.

Competition among biotechnology companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to our success. We may experience further reductions in force due to voluntary employee resignations and a diminished ability to recruit new employees to further the development of our product candidates. We may be unable to attract or retain key personnel on acceptable terms, if at all.

We have relationships with scientific advisors at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research, development or clinical strategy. These scientific advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. We have limited control over the activities of these scientific advisors and can generally expect these individuals to devote only limited time to our activities. Failure of any of these persons to devote sufficient time and resources to our programs could harm our business. In addition, these advisors may have arrangements with other companies to assist those companies in developing technologies that may compete with our products.

We do not maintain “key person” life insurance on any of our officers, employees or consultants.

We may become involved in securities class action litigation that could divert management’s attention and harm our business.

The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of pharmaceutical and biotechnology companies. These broad market fluctuations may cause the market price of our common stock to decline. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect our business.

If our competitors develop and market products that are more effective than our existing product candidates or any products that we may develop, or obtain marketing approval before we do, our commercial opportunity will be reduced or eliminated.

The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. We have many potential competitors, including major drug and chemical companies, large, diversified biotechnology companies, smaller, specialized biotechnology firms, universities and other research institutions. These companies and other institutions may develop technologies and products that are more effective than our product candidates or that would make our technology and product candidates obsolete or non-competitive. Many of these companies and other institutions have greater financial and technical resources and development, production and marketing capabilities than we do. In addition, many of these companies and other institutions have more experience than we do in preclinical testing, human clinical trials and manufacturing of new or improved biological therapeutics, as well as in obtaining FDA and foreign regulatory approvals.

Various companies are developing or commercializing products that are used for the treatment of forms of cancer and other diseases that we have targeted for product development. Some of these products use therapeutic approaches that may compete directly with our product candidates. These companies may succeed in obtaining approvals from the FDA and foreign regulatory authorities for their products sooner than we do for ours.

Specifically, we face competition from a number of companies working in the fields of specific active immunotherapy for the treatment of solid tumors, anti-angiogenesis, and signal transduction through the EGFR pathway. We expect that competition among products approved for sale will be based on various factors, including product efficacy, safety, reliability, availability, price and patent position. Some of these products use therapeutic approaches that may compete directly with our product candidates, and the companies developing these competing technologies may have significantly greater resources that we do, and may succeed in obtaining approvals from the FDA and foreign regulatory authorities for their products sooner than we do for ours.

We are aware of a number of competitive products currently available in the marketplace or under development for the prevention and treatment of the diseases we have targeted for product development. For example, a number of companies are currently developing products in the field of anti-angiogenesis for the treatment of patients with tumors. These products use a number of substances designed to inhibit angiogenesis, such as vascular endothelial growth factor, or VEGF, VEGF receptor, platelet-derived growth factor, or PDGF, receptor, integrins, collagen, and matrix metalloprotienases. Genentech’s Avastin® (bevacizumab) is an anti-angiogenic monoclonal antibody targeting the VEGF growth factor. It has been approved by FDA for the treatment of patients with metastatic colorectal cancer. Pfizer’s Sutent® (sunitinib malate) was recently approved by the FDA for the treatment of patients with a specific type of stomach cancer and kidney cancer, and Bayer and Onyx Pharmaceutical’s Nexavar® (sorafenib tosylate) was approved by the FDA for the treatment of patients with gastric cancer. A proposed mechanism of action for both Nexavar and Sutent is inhibition of the VEGF receptor. A number of other VEGF growth factor and VEGF receptor antagonists are also under development, as well as a number of agents targeting other potential anti-angiogenic mechanisms. We are unaware of any products in development that specifically target the same denatured collagen as our D93 product candidate. We expect that competition among anti-angiogenic products approved for sale will be based on various factors, including product efficacy, safety, reliability, availability, price and patent position. As a result, any product candidates that we may develop may be rendered obsolete and noncompetitive.

Additionally, several products that target the EGFR signaling pathway in the treatment of cancer have recently been approved by the FDA or are in the late phases of clinical development. The approved products are AstraZeneca Pharmaceutical LP’s Iressatm (gefitinib), an EGFR-targeted tyrosine kinase inhibitor for refractory Stage IV Non-small lung cancer, or NSCLC, ImClone Systems, Inc.’s Erbituxtm (cetuximab), an EGFR monoclonal antibody for Stage IV refractory colorectal cancer, and Genentech, Inc. and OSI Pharmaceuticals, Inc.’s EGFR-targeted tyrosine kinase inhibitor, Tarcevatm (erlotinib HCl), for the treatment of patients with locally advanced or metastatic NSCLC after failure of at least one prior chemotherapy regimen, as well as in combination with Eli Lilly & Company’s Gemzar® (gemcitabine) for the treatment of patients with locally advanced pancreatic cancer. Two other products that are currently being evaluated in Phase 3 clinical trials are GlaxoSmithKline’s lapatinib (GW572016), a tyrosine kinase dual inhibitor of EGFR and HER-2, which is being studied in patients with advanced metastatic breast cancer whose disease progressed on Herceptin® (trastuzumab) therapy, and Abgenix, Inc. and Amgen, Inc.’s panitumumab (ABX-EGF), a fully human monoclonal antibody targeting the EGFR, which is being studied in patients with advanced colorectal and renal cell cancer. Several other monoclonal antibodies and tyrosine kinase inhibitors targeting the EGFR signaling pathway are in the early stages of development. If we receive approval to market and sell any of our product candidates that target the EGFR signaling pathway, we may compete with certain of these companies and their products as well as other product candidates in varying stages of development. In addition, researchers are continually learning more about the treatment of NSCLC and other forms of cancer, and new discoveries may lead to new technologies for treatment.

We also face competition from pharmaceutical and biotechnology companies, academic institutions, governmental agencies and private research organizations in recruiting and retaining highly qualified scientific personnel and consultants and in the development and acquisition of technologies. Moreover, technology controlled by third parties that may be advantageous to our business may be acquired or licensed by our competitors, thereby preventing us from obtaining technology on commercially reasonable terms, if at all. Because part of our strategy is to target markets outside of the United States through collaborations with third parties, we will compete for the services of third parties that may have already developed or acquired internal biotechnology capabilities or made commercial arrangements with other biopharmaceutical companies to target the diseases on which we have focused.

Risks Related to CancerVax’s Financial Results and Need for Financing

We have a history of losses and expect to incur substantial losses and negative operating cash flows for the foreseeable future, and we may never achieve sustained profitability.

We have incurred $174.2 million in net losses from our inception through September 30, 2005. We expect to increase our operating expenses over the next several years as we conduct clinical trials with D93, expand our research and development activities, acquire or license new technologies and product candidates and contract for manufacturing and quality services for our product candidates that are in clinical trials. The extent of our future operating losses and the timing of profitability are highly uncertain, and we may never generate revenue. In October 2005, we announced restructuring activities, including workforce reductions, and we incurred approximately $3.8 million of severance and related costs in 2005, the substantial majority of which were cash expenditures. We have and will continue to incur additional substantial expenses in connection with the early termination of clinical trial agreements and other commitments related to Canvaxin. Because of the numerous risks and uncertainties associated with our restructuring activities and our product development efforts, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

We do not expect to generate any revenue for several years because our remaining pipeline product candidates are in the early stages of development. Our ability to generate revenue depends on a number of factors, including our ability to successfully develop and obtain regulatory approvals to commercialize D93 and our other product candidates, and our ability to sublicense SAI-EGF and the other product candidates licensed from CIMAB. We have not yet completed the development, including obtaining regulatory approvals, of any products and, consequently, have not generated revenues from the sale of products. Even if these early-stage product candidates receive regulatory approval, we will need to establish and maintain sales, marketing and distribution capabilities, and even if we are able to commercialize our product candidates, we may not achieve profitability for at least several years after generating material revenue, if ever. If we are unable to become profitable, we may be unable to continue our operations.

If we fail to obtain the capital necessary to fund our operations, we will be unable to develop or commercialize our product candidates and our ability to operate as a going concern may be adversely affected.

Absent the proposed merger with Micromet, we believe that our existing cash, cash equivalents, and securities available-for-sale as of September 30, 2005 and any remaining pre-commercialization cost-sharing payments from our collaboration for Canvaxin with Serono Technologies, S.A., will be sufficient to meet our projected operating requirements until September 30, 2007. In addition to our workforce reductions and the termination of our Canvaxin development activities, we have announced our intention to consummate the merger with Micromet. We may not successfully implement any of these alternatives, and even if we determine to pursue one or more of these alternatives, we may be unable to do so on acceptable financial terms. Our restructuring measures implemented to date and the proposed merger with Micromet may disappoint investors and further depress the price of our common stock and the value of an investment in our common stock thereby limiting our ability to raise additional funds.

We will require substantial funds to conduct development, including preclinical testing and clinical trials of our product candidates, including D93. Our ability to conduct the required development activities related to these product candidates will be significantly limited if we are unable to obtain the necessary capital. We may seek to raise additional funds to meet our working capital and capital expenditure needs. We have filed an S-3 shelf registration statement, declared effective by the Securities and Exchange Commission on December 9, 2004, under which we may raise up to $80 million through the sale of our common stock. We may also raise additional funds through additional debt financing or through additional strategic collaboration agreements. However, we do not know whether additional financing will be available when needed, or whether it will be available on favorable terms or at all. Having insufficient funds may require us to delay, scale back or eliminate some or all of our research or development programs or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. Failure to obtain adequate financing also may adversely affect our ability to operate as a going concern.

Our future capital requirements will depend on, and could increase significantly as a result of, many factors, including:

•	our ability to complete the termination of our clinical trials of Canvaxin in patients with advanced-stage melanoma, as well as the associated development and manufacturing activities, and to sublease on satisfactory terms the manufacturing, administrative and warehouse facilities associated with the production of Canvaxin;

•	the costs involved in the research, preclinical and clinical development, and manufacturing of D93 and our other product candidates;

•	our ability to successfully sublicense SAI-EGF and the other product candidates licensed from CIMAB on favorable terms and conditions;

•	the costs involved in obtaining and maintaining regulatory approvals for our product candidates;

•	the scope, prioritization and number of programs we pursue;

•	the costs involved in preparing, filing, prosecuting, maintaining, enforcing and defending patent and other intellectual property claims;

•	potential product liability claims associated with Canvaxin, D93 or our other product candidates;

•	the costs associated with manufacturing our product candidates;

•	our ability to enter into corporate collaborations and the terms and success of these collaborations;

•	our acquisition and development of new technologies and product candidates; and

•	competing technological and market developments.

If we do not establish and maintain strategic collaborations to fund our product development activities, we may have to reduce or delay our rate of product development and increase our expenditures.

We intend to rely on strategic collaborations for research, development, marketing and commercialization of our product candidates. We have not yet obtained regulatory approval for, marketed or sold any of our product candidates in the United States or elsewhere and we will need to build our internal marketing and sales capabilities or enter into successful collaborations for these services in order to ultimately commercialize our product candidates. Establishing strategic collaborations is difficult and time-consuming. Our discussions with potential collaborators may not lead to the establishment of new collaborations on favorable terms, if at all. For example, potential collaborators may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position. Any collaborations we may develop in the future may never result in the successful development or commercialization of our product candidates or the generation of sales revenue. To the extent that we enter into co-promotion or other collaborative arrangements, our product revenues are likely to be lower than if we directly marketed and sold any products that we may develop.

Management of our relationships with our collaborators will require:

•	significant time and effort from our management team;

•	coordination of our research and development programs with the research and development priorities of our collaborators; and

•	effective allocation of our resources to multiple projects.

If we enter into research and development collaborations at an early phase of product development, our success will in part depend on the performance of our corporate collaborators. We will not directly control the amount or timing of resources devoted by our corporate collaborators to activities related to our product candidates. Our corporate collaborators may not commit sufficient resources to our research and development programs or the commercialization, marketing or distribution of our product candidates. If any corporate collaborator fails to commit sufficient resources, our preclinical or clinical development programs related to the collaboration could be delayed or terminated. Also, our collaborators may pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us. Finally, our collaborators may terminate our relationships, and we may be unable to establish additional corporate collaborations in the future on acceptable terms, if at all. If clinical trials of our product candidates are not successful, or if we fail to make required milestone or royalty payments to our collaborators or to observe other obligations in our agreements with them, our collaborators may have the right to terminate those agreements. For example, Serono may terminate our collaboration agreement for Canvaxin for convenience upon 180 days’ prior notice.

Our operating and financial flexibility, including our ability to borrow money, is limited by certain debt arrangements.

In December 2004, we entered into a loan and security agreement with a financing institution, and have borrowed the full $18.0 million available under this credit facility. In order to secure our obligations under this loan and security agreement, we granted the bank a first priority security interest in substantially all of our assets, excluding our intellectual property. We used the proceeds from the loan agreement primarily to construct and equip an additional production suite in our existing manufacturing facility and to create additional warehouse and laboratory space to support the manufacture of Canvaxin. The terms of our loan and security agreement require that it be repaid in full upon the occurrence of a change of control event, such as the consummation of our merger with Micromet.

The loan agreement contains various customary affirmative and negative covenants, including, without limitation:

•	financial reporting;

•	limitation on liens;

•	limitations on the occurrence of future indebtedness;

•	maintenance of a minimum amount of cash in deposit accounts of our lenders or in the accounts of affiliates of our lenders;

•	limitations on mergers and other consolidations;

•	limitations on dividends;

•	limitations on investments; and

•	limitations on transactions with affiliates.

In addition, under this loan agreement, we are generally obligated to maintain, as of the last day of each quarter, cash, cash equivalents and securities available-for-sale in an amount at least equal to the greater of (i) our quarterly cash burn multiplied by 2 or (ii) the then outstanding principal amount of the obligations under such agreement multiplied by 1.5. In the event that we breach this financial covenant, we are obligated to pledge and deliver to the bank a certificate of deposit in an amount equal to the aggregate outstanding principal amount of the obligations under such agreement.

Our loan agreements contain certain customary events of default, which generally include, among others, non-payment of principal and interest, violation of covenants, cross defaults, the occurrence of a material adverse change in our ability to satisfy our obligations under our loan agreements or with respect to one of our lender’s security interest in our assets and in the event we are involved in certain insolvency proceedings. Upon the occurrence of an event of default, our lenders may be entitled to, among other things, accelerate all of our obligations and sell our assets to satisfy our obligations under our loan agreements. In addition, in an event of default, our outstanding obligations may be subject to increased rates of interest.

In addition, we may incur additional indebtedness from time to time to finance acquisitions, investments or strategic alliances or capital expenditures or for other purposes. Our level of indebtedness could have negative consequences for us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	payments on our indebtedness will reduce the funds that would otherwise be available for our operations and future business opportunities;

•	we may be more highly leveraged than our competitors, which may place us at a competitive disadvantage;

•	our debt level reduces our flexibility in responding to changing business and economic conditions; and

•	there would be an adverse effect on our business and financial condition if we are unable to service our indebtedness or obtain additional financing, as needed.

Our quarterly operating results and stock price may fluctuate significantly.

We expect our results of operations to be subject to quarterly fluctuations. The level of our revenues, if any, and results of operations at any given time, will be based primarily on the following factors:

•	the progress of our restructuring activities, including with respect to the discontinuation of our Phase 3 clinical trials for Canvaxin and the related termination of employees and closure of our manufacturing facilities;

•	the status of development of our other product candidates;

•	the time at which we enter into research and license agreements with strategic collaborators that provide for payments to us, and the timing and accounting treatment of payments to us, if any, under those agreements;

•	whether or not we achieve specified research or commercialization milestones under any agreement that we enter into with collaborators and the timely payment by commercial collaborators of any amounts payable to us;

•	the addition or termination of research programs or funding support;

•	the timing of milestone and other payments that we may be required to make to others; and

•	variations in the level of expenses related to our product candidates or potential product candidates during any given period.

These factors may cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Risks Related to CancerVax’s Intellectual Property and Litigation

Our success depends on whether we are able to maintain and enforce our licensing arrangements with various third party licensors.

We hold rights to commercialize our anti-angiogenesis product candidates under agreements that require, among other things, royalty payments on future sales, if any, and our achievement of certain development milestones. On October 15, 2004, we amended and restated our collaboration agreement with Applied Molecular Evolution, Inc., or AME, which is now a wholly-owned subsidiary of Eli Lilly and Company, under which AME utilized its technology to humanize a murine monoclonal antibody, which is now referred to as D93, and another of our anti-angiogenic monoclonal antibodies. Under the amended and restated collaboration agreement, AME may terminate the agreement if we fail to make milestone or royalty payments to AME, if we fail to file an IND application for one or more products that incorporate or are derived from one or more of the humanized monoclonal antibodies that are the subject of the agreement by February 28, 2006, or fail to meet certain other specified clinical development obligations. In the event of such termination, we will be required to grant to AME an exclusive license for all of our patent rights relating to the humanized monoclonal antibodies that are the subject of this agreement and the products that incorporate or are derived from one or more of the humanized monoclonal antibodies that are the subject of the agreement. AME also received a right of first negotiation to obtain from us an exclusive license under our intellectual property rights related to the making, using and selling of any products that incorporate or are derived from one or more of the humanized monoclonal antibodies that are the subject of the agreement should we decide to negotiate with or seek a collaborator for the commercialization of such product. The amended and restated collaboration agreement also obligates us to pay for the preparation, filing, prosecution, maintenance and enforcement of all patent applications directed at the humanized monoclonal antibodies that are the subject of the amended agreement. We made a $0.2 million payment to AME in the fourth quarter of 2004 in connection with the execution of the amended and restated collaboration agreement.

We hold exclusive rights through two agreements with CIMAB to develop and commercialize within a specific territory, which includes the U.S., Canada, Japan, Australia, New Zealand, Mexico, the countries comprising the European Union and certain other countries in Europe, SAI-EGF, a product candidate being evaluated in Phase 2 clinical trials that target the EGFR signaling pathway for the treatment of cancer. In addition, we obtained from CIMAB and YM BioSciences the exclusive rights to develop and commercialize, within the same territory, SAI-TGF-a, which targets transforming growth factor-alpha, and SAI-EGFR-ECD, which targets the extracellular domain of the EGF receptor, both of which are in preclinical development. In exchange for these rights, we will pay to CIMAB and YM BioSciences technology access fees and transfer fees totaling $5.7 million, to be paid over the first three years of the agreement. We will also make future milestone payments to CIMAB and YM BioSciences up to a maximum of $34.7 million upon meeting certain regulatory, clinical and commercialization objectives, as well as royalties on future sales of commercial products, if any. Each agreement terminates upon the later of the expiration of the last of any patent rights to licensed products that are developed under each respective agreement or 15 years after the date of the first commercial sale of the last product licensed or developed under the agreements. CIMAB may terminate one or both of the agreements if we have not used reasonable commercial efforts to file an IND submission to the FDA for the leading product candidate by July 12, 2006, or if the first regulatory approval for marketing this product candidate within our territory is not obtained by July 12, 2016, provided that CIMAB has timely complied with all of its obligations under the agreements, or if CIMAB does not receive timely payment of the initial access fees and technology transfer fees under the agreements. In addition, if CIMAB does not receive payments under the agreements due to changes in U.S. law, actions by the U.S. government or by order of any U.S. court for a period of more than one year, CIMAB may terminate our rights to the licensed product candidates in countries within our territory other than the U.S. and Canada. We may terminate the agreements for any reason following 180 days written notice to CIMAB. On January 13, 2006, we received a letter from CIMAB notifying us of their belief that we are in breach of our agreement as a result of our failure to make a milestone payment. If we are unable to resolve the dispute, then CIMAB will seek to terminate the agreement for breach sixty days from the date of CIMAB’s letter to us.

Although the license agreements with CIMAB are governed by the laws of England and Wales, their enforcement may necessitate pursuing legal proceedings and obtaining orders in other jurisdictions, including the U.S. and the Republic of Cuba. There can be no assurance that a court judgment or order obtained in one jurisdiction will be enforceable in another. In addition, as is the case in many developing countries, the commercial legal environment in Cuba may be subject to political risk. It is possible that we may not be able to enforce our legal rights in Cuba or against Cuban entities to the same extent as we would in a country with a commercial and legal system more consistent with United States or western European practice. Termination of these license arrangements or difficulties in the enforcement of such arrangements may have a material adverse effect on our business, operations and financial condition.

We have announced our intention to actively seek to sublicense our rights to the three product candidates licensed from CIMAB, but there can be no guarantee that we will be successful in our efforts to consummate a sublicense on terms and conditions that will be acceptable.

We also hold rights to a human monoclonal antibody under a license from M-Tech Therapeutics, which can be terminated if we determine not to file and obtain approval of an IND application for a licensed product by a specified date and conduct clinical trials for such product, or if we determine not to file and obtain approval of an IND application for a licensed product by a specified date because of negative pre-clinical results.

If we were to materially breach any of our license or collaboration agreements, we could lose our ability to commercialize the related technologies, and our business could be materially and adversely affected.

We are party to intellectual property licenses and agreements that are important to our business and expect to enter into similar licenses and agreements in the future. These licenses and agreements impose various research, development, commercialization, sublicensing, royalty, indemnification, insurance and other obligations on us. If we or our collaborators fail to perform under these agreements or otherwise breach obligations thereunder, we could lose intellectual property rights that are important to our business.

We cannot be certain we will be able to obtain additional patent protection to protect our product candidates and technology.

We cannot be certain that additional patents will be issued on our product candidates that target the EGFR signaling pathways, or that any patents will be issued on our anti-angiogenesis product candidates, as a result of pending applications filed to date. If a third party has also filed a patent application relating to an invention claimed by us or our licensors, we may be required to participate in an interference proceeding declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial uncertainties and cost for us, even if the eventual outcome is favorable to us. The degree of future protection for our proprietary rights is uncertain. For example:

•	we might not have been the first to make the inventions covered by each of our patents and our pending patent applications;

•	we might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that none of our pending patent applications will result in issued patents;

•	any patents under which we hold rights may not provide us with a basis for commercially-viable products, may not provide us with any competitive advantages or may be challenged by third parties as not infringed, invalid, or unenforceable under United States or foreign laws;

•	any of the issued patents under which we hold rights may not be valid or enforceable; or

•	we may develop additional proprietary technologies that are not patentable and which may not be adequately protected through trade secrets, for example if a competitor independently develops duplicative, similar, or alternative technologies.

Additionally, there may be risks related to the licensing of the proprietary rights for the product candidates that target the EGFR signaling pathway that were developed in Cuba. Under current Cuban patent law, ownership of the inventions of the Cuban inventors for which patent applications have been filed rests with the state.

If we are not able to protect and control our unpatented trade secrets, know-how and other technological innovation, we may suffer competitive harm.

We also rely on proprietary trade secrets and unpatented know-how to protect our research, development and manufacturing activities, particularly when we do not believe that patent protection is appropriate or available. However, trade secrets are difficult to protect. We attempt to protect our trade secrets and unpatented know-how by requiring our employees, consultants and advisors to execute a confidentiality and non-use agreement. We cannot guarantee that these agreements will provide meaningful protection, that these agreements will not be breached, that we will have an adequate remedy for any such breach, or that our trade secrets will not otherwise become known or independently developed by a third party. Our trade secrets, and those of our present or future collaborators that we utilize by agreement, may become known or may be independently discovered by others, which could adversely affect the competitive position of our product candidates.

If our products violate third party patents or were derived from a patient’s cell lines without the patient’s consent, we could be forced to pay royalties or cease selling our products.

Our commercial success will depend in part on not infringing the patents or violating the proprietary rights of third parties. We are aware of competing intellectual property relating to our areas of practice. Competitors or third parties may obtain patents that may cover subject matter we use in developing the technology required to bring our products to market, that we use in producing our products, or that we use in treating patients with our products.

In addition, from time to time we receive correspondence inviting us to license patents from third parties. There has been, and we believe that there will continue to be, significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights. While we believe that our pre-commercialization activities fall within the scope of an available exemption against patent infringement provided by 35 U.S.C. § 271(e), and that our subsequent manufacture of our commercial products will also not require the license of any of these patents, claims may be brought against us in the future based on these or other patents held by others.

Third parties could bring legal actions against us claiming we infringe their patents or proprietary rights, and seek monetary damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected product or products. If we become involved in any litigation, it could consume a substantial portion of our resources, regardless of the outcome of the litigation. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license to continue to manufacture or market the affected product, in which case we may be required to pay substantial royalties or grant cross-licenses to our patents. However, there can be no assurance that any such license will be available on acceptable terms or at all. Ultimately, we could be prevented from commercializing a product, or forced to cease some aspect of our business operations, as a result of claims of patent infringement or violation of other intellectual property rights, which could harm our business.

We know that others have filed patent applications in various countries that relate to several areas in which we are developing products. Some of these patent applications have already resulted in patents and some are still pending. The pending patent applications may also result in patents being issued. In addition, patent applications are secret until patents are published in the United States or foreign countries, and in certain circumstances applications are not published until a patent issues, it may not be possible to be fully informed of all relevant third party patents. Publication of discoveries in the scientific or patent literature often lags behind actual discoveries. All issued patents are entitled to a presumption of validity under the laws of the United States and certain other countries. Issued patents held by others may therefore limit our ability to develop commercial products. If we need licenses to such patents to permit us to develop or market our product candidates, we may be required to pay significant fees or royalties and we cannot be certain that we would be able to obtain such licenses at all.

We may be involved in lawsuits or proceedings to protect or enforce our patent rights, trade secrets or know-how, which could be expensive and time consuming.

There has been significant litigation in the biotechnology industry over patents and other proprietary rights. Our patents and patents that we have licensed the rights to may be the subject of other challenges by our competitors in Europe, the United States and elsewhere. Furthermore, our patents and the patents that we have licensed the rights to may be circumvented, challenged, narrowed in scope, declared invalid, or unenforceable. Legal standards relating to the scope of claims and the validity of patents in the biotechnology field are still evolving, and no assurance can be given as to the degree of protection any patents issued to or licensed to us would provide. The defense and prosecution of intellectual property suits and related legal and administrative proceedings can be both costly and time consuming. Litigation and interference proceedings could result in substantial expense to us and significant diversion of effort by our technical and management personnel. Further, the outcome of patent litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of the adverse party. This is especially true in biotechnology related patent cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. An adverse determination in an interference proceeding or litigation to which we may become a party could subject us to significant liabilities to third parties or require us to seek licenses from third parties. If required, the necessary licenses may not be available on acceptable terms or at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from commercializing our product candidates, which could have a material and adverse effect on our business, financial condition and results of operations.

Risk Relating to CancerVax Common Stock

We face possible delisting from the Nasdaq National Market, which would result in a limited public market for our common stock.

Our common stock trades on the Nasdaq National Market, which specifies certain requirements for the continued listing of common stock. There are several requirements for the continued listing of our common stock on the Nasdaq National Market including, but not limited to, a minimum stockholders’ equity value of $10.0 million and a minimum stock bid price of $1.00 per share. While we currently are in compliance with these requirements, there can be no guarantee that we will continue to remain in compliance. As of September 30, 2005, we had a stockholders’ deficit of $208.6 million, and our closing stock price as of November 4, 2005 was $1.42 per share. While we expect that our stock would continue to trade on the Over The Counter Bulletin Board following any delisting from the Nasdaq National Market, any such delisting of our common stock could have a material adverse effect on the market price of, and the efficiency of the trading market for, our common stock. Also, if in the future we were to determine that we need to seek additional equity capital, a delisting could have an adverse effect on our ability to raise such equity capital.

Future sales of our common stock may cause our stock price to decline.

Our current stockholders hold a substantial number of shares of our common stock that they will be able to sell in the public market. A significant portion of these shares are held by a small number of stockholders. Sales by our current stockholders of a substantial number of our shares could significantly reduce the market price of our common stock. Moreover, the holders of a substantial number of shares of our common stock have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We have also registered shares of our common stock that we may issue under our stock incentive plans and employee stock purchase plan. These shares generally can be freely sold in the public market upon issuance. If any of these holders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital.

Our stock price may be volatile, and you may lose all or a substantial part of your investment.

The market price for our common stock is volatile and may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	developments in our restructuring activities, including with respect to the discontinuation of our Phase 3 clinical trials for Canvaxin, and the related termination of employees and closure of our manufacturing facilities;

•	changes in the regulatory status of our product candidates, including results of our clinical trials for D93, our leading humanized, anti-angiogenic monoclonal antibody, and SAI-EGF, our leading product candidate targeting the EGFR signaling pathway;

•	changes in significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;

•	announcements of the results of clinical trials by companies with product candidates in the same therapeutic category as our product candidates;

•	events affecting Serono or our collaboration agreement with Serono;

•	fluctuations in stock market prices and trading volumes of similar companies;

•	announcements of new products or technologies, commercial relationships or other events by us or our competitors;

•	our ability to successfully complete one or more restructuring alternatives designed to conserve our remaining financial resources, such as spin-offs, acquisitions, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments;

•	variations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance;

•	changes in accounting principles;

•	sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

•	additions or departures of key personnel; and

•	discussion of CancerVax or our stock price by the financial and scientific press and online investor communities such as chat rooms.

If our officers and directors choose to act together, they can significantly influence our management and operations in a manner that may be in their best interests and not in the best interests of other stockholders.

As of December 31, 2005, our officers and directors, together with their affiliates, beneficially owned approximately 37.2% of our common stock. As a result, these stockholders, acting together, can significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders, and they may act in a manner that advances their best interests and not necessarily those of other stockholders.

Our stockholder rights plan, anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change in control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

Our stockholder rights plan and provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. The provisions in our amended and restated certificate of incorporation and bylaws include:

•	dividing our board of directors into three classes serving staggered three-year terms;

•	prohibiting our stockholders from calling a special meeting of stockholders;

•	permitting the issuance of additional shares of our common stock or preferred stock without stockholder approval;

•	prohibiting our stockholders from making certain changes to our amended and restated certificate of incorporation or bylaws except with 66 2/3% stockholder approval; and

•	requiring advance notice for raising matters of business or making nominations at stockholders’ meetings.

We are also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder’s acquisition of our stock was approved in advance by our board of directors.

Risks Relating to Micromet

Risks Relating to Micromet’s Financial Results and Need for Financing

We have incurred substantial losses, we expect to continue to incur substantial losses and we may never achieve profitability.

We have incurred substantial losses to date and we expect to incur substantial losses for the foreseeable future. We have no current sources of material ongoing revenue. As of September 30, 2005, we had an accumulated deficit of approximately €96.4 million. We have not commercialized any products to date, either alone or with a third party collaborator. If we are not able to commercialize any products, whether alone or with a collaborator, we will not achieve profitability. Even if our collaboration agreements provide funding for a portion of our research and development expenses for some of our programs, we expect to spend significant capital to fund our internal research and development programs for the foreseeable future. As a result, we will need to generate significant revenues in order to achieve profitability. We cannot be certain whether or when this will occur because of the significant uncertainties that affect our business. Our failure to become and remain profitable may depress the market price of our common stock and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations.

We will require additional financing, which may be difficult to obtain and may dilute your ownership interest in us.

We will require substantial funds to continue our research and development programs. We believe that our existing cash and working capital should be sufficient to fund our operations through the third quarter of 2006, and if Micromet’s shareholders invest an additional €4,000,000, as is currently contemplated under an investment agreement with such shareholders, then into the fourth quarter of 2006. However, our future capital requirements may vary from what we expect. There are factors that may affect our future capital requirements and accelerate our need for additional financing. Many of these factors are outside our control, including the following:

•	continued progress in our research and development programs, as well as the magnitude of these programs;

•	our ability to establish and maintain collaborative arrangements;

•	the timing, receipt and amount of research funding and milestone, license, royalty and other payments, if any, from collaborators;

•	the timing, receipt and amount of sales revenues and associated royalties to us, if any, from our product candidates in the market; and

•	the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and technology license fees.

We expect to seek additional funding through public or private financings and may seek additional funding for programs that are not currently licensed to collaborators, from new strategic collaborators. However, the biotechnology market in general, and the market for our common stock, in particular, is likely to be highly volatile. Due to market conditions and the status of our development pipeline, additional funding may not be available to us on acceptable terms, or at all. If we fail to obtain such additional financing on a timely basis, our ability to continue our research and development activities will be adversely affected.

If we raise additional funds through the issuance of equity securities, our stockholders may experience substantial dilution, or the equity securities may have rights, preferences or privileges senior to existing stockholders. If we raise additional funds through debt financings, these financings may involve significant cash payment obligations and covenants that restrict our ability to operate our business and make distributions to our stockholders. We also could elect to seek funds through arrangements with collaborators or others that may require us to relinquish rights to certain technologies, product candidates or products.

We currently have an outstanding promissory note issued to Curis in the amount of €2,000,000. While we do not believe that the merger triggers the obligation to repay any substantial amounts under the terms of this note, Curis has informed us that it does not agree with our interpretation. In the event that we were required to repay any substantial portion of the amounts outstanding under this note, it would have a material adverse effect on Micromet’s financial resources in the near term.

We may not receive some or all of a capital contribution that certain of our investors have committed to make to us.

Under the terms of an investment agreement entered into in connection with a recently completed financing, the investors agreed to provide an additional cash contribution to Micromet in the aggregate amount of approximately €4,000,000 on or before March 31, 2006. There can be no guarantee that these investors will actually contribute this capital. Moreover, under the terms of the investment agreement, Micromet does not have standing to bring any action to enforce the investors’ obligations to provide this funding. If the investors fail to provide this additional capital as required under the terms of the investment agreement, it would have a material adverse impact on Micromet’s capital resources in the near term, which would likely require Micromet to seek capital from other sources sooner that it otherwise would be required to do so.

If the estimates we make and the assumptions on which we rely in preparing our financial statements prove inaccurate, our actual results may vary significantly.

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, the amounts of charges taken by us and related disclosure. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We cannot assure you that our estimates, or the assumptions underlying them, will be correct. Accordingly, our actual financial results may vary significantly from the estimates contained in our financial statements.

Risks Relating to Micromet’s Collaborations

We are dependent on collaborators for the development and commercialization of many of our product candidates. If we lose any of these collaborators, of if they fail or delay in developing or commercializing our product candidates, our anticipated product pipeline and operating results would suffer.

The success of our strategy for development and commercialization of product candidates depends upon our ability to form and maintain productive strategic collaborations. We currently have strategic collaborations with Serono and MedImmune. We expect to enter into additional collaborations in the future. Our existing and any future collaborations may not be scientifically or commercially successful.

The risks that we face in connection with these collaborations include the following:

•	Each of our collaborators has significant discretion in determining the efforts and resources that it will apply to the collaboration. The timing and amount of any future royalty and milestone revenue that we may receive under such collaborative arrangements will depend on, among other things, such collaborator’s efforts and allocation of resources.

•	All of our strategic collaboration agreements are for fixed terms and are subject to termination under various circumstances, including in some cases, on short notice without cause. If any collaborator were to terminate an agreement, we may be required to undertake product development, manufacturing and commercialization and we may not have the funds or capability to do this, which could result in a discontinuation or delay of such program.

•	Our collaborators may develop and commercialize, either alone or with others, products and services that are similar to or competitive with the products and services that are the subject of the collaboration with us.

•	Our collaborators may change the focus of their development and commercialization efforts. Pharmaceutical and biotechnology companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in recent years in these industries. The ability of certain of our product candidates to reach their potential could be limited if our collaborators decrease or fail to increase spending related to such product candidates.

If Serono merges with another company or is acquired, it may adversely impact our development of adecatumumab (MT201).

Serono has recently been rumored to be the target of potential merger discussions. If Serono were to merge with, or be acquired by, another company, it is likely that that company would evaluate whether to continue the development of adecatumumab (MT201). If Serono’s acquiror or merger partner elected not to continue the collaboration with Micromet, the rights to develop adecatumumab (MT201) would revert back to Micromet. Serono has the right to terminate our collaboration upon 180 days written notice. There can be no guarantee that Micromet would be able to find a replacement collaborator to continue the development of adecatumumab (MT201) on terms as favorable as the Serono collaboration, or at all. Additionally, if a replacement collaborator could be located, the process of identifying and negotiating the terms of the relationship with such a collaborator, would likely be time consuming and expensive. As a result, we could experience a material delay or complete cessation in developing adecatumumab (MT201), which would likely have a material adverse impact on our future business prospects, results of operations, liquidity and capital resources.

Risks Related to Micromet’s Business, Industry, Strategy and Operations

We face substantial competition, which may result in our competitors discovering, developing or commercializing products before or more successfully than we do.

Our product candidates face competition with existing and new products being developed by biotechnology, medical device and pharmaceutical companies, as well as universities and other research institutions. For example, research in the fields of antibody-based therapeutics for the treatment of cancer and inflammatory disease is highly competitive. A number of entities are seeking to identify and patent antibodies, potentially active proteins and other potentially active compounds without specific knowledge of their therapeutic function. Our competitors may discover, characterize and develop important inducing molecules or genes in advance of us.

Many of our competitors have substantially greater capital resources, research and development staffs and facilities than we have. Efforts by other biotechnology, medical device and pharmaceutical companies could render our programs or products uneconomical or result in therapies superior to those that we develop alone or with a collaborator. For those programs that we have selected for further internal development, we face competition from companies that are more experienced in product development and commercialization, obtaining regulatory approvals and product manufacturing. As a result, they may develop competing products more rapidly and at a lower cost. For those programs that are subject to a collaboration agreement, competitors may discover, develop and commercialize products, which render our products non-competitive or obsolete. We expect competition to intensify in antibody research as technical advances in the field are made and become more widely known.

Since our product candidates may have different efficacy profiles in certain clinical indications, sub-indications or patient profiles and we have limited resources, our election to focus on a particular indication, sub-indication and patient profile may result in our failure to capitalize on other potentially profitable applications of our product candidates.

We have limited financial and managerial resources. These limitations require us to focus on a select group of product candidates in specific therapeutic areas and to forego the exploration of other product opportunities. While our technologies may permit us to work in multiple areas, resource commitments may require trade-offs resulting in delays in the development of certain programs or research areas, which may place us at a competitive disadvantage. Our decisions as to resource allocation may not lead to the development of viable commercial products and may divert resources away from other market opportunities, which ultimately prove to be more profitable.

Our growth could be limited if we are unable to attract and retain key personnel and consultants.

Our success depends on the ability to attract, train and retain qualified scientific and technical personnel to further our research and development efforts. The loss of services of one or more of our key employees or consultants could have a negative impact on our business and operating results. Locating candidates with the appropriate qualifications can be difficult. Although we expect to be able to attract and retain sufficient numbers of highly skilled employees for the foreseeable future, we may not be able to do so.

Any growth and expansion into areas and activities that may require additional human resources or expertise, such as regulatory affairs and compliance, would require us to either hire new key personnel or obtain such services via an outsourcing arrangement. The pool of personnel with the skills that we require is limited, and we may not be able to hire or contract such additional personnel.

Risks Relating to Micromet’s Intellectual Property

If we breach any of the agreements under which we license or have acquired intellectual property from others, we could lose intellectual property rights that are important to our business.

We are a party to intellectual property licenses and agreements that are important to our business and expect to enter into similar licenses and agreements in the future. These licenses and agreements impose various research, development, commercialization, sublicensing, royalty, indemnification, insurance and other obligations on us. If we or our collaborators fail to perform under these agreements or otherwise breach obligations thereunder, we could lose intellectual property rights that are important to our business.

We may become involved in expensive patent litigation or other intellectual property proceedings which could result in liability for damages or require us to stop our development and commercialization efforts.

One of our patents became the subject of an opposition proceeding before the European Patent Office in March 2004. The opponent alleged that the patent did not fulfill all of the applicable requirements for issuance of a patent. In January 2006, the Opposition Division of the European Patent Office revoked the opposition in oral proceedings and maintained the patent as granted. The opponent can appeal the decision and request a hearing in front of the

Board of Appeal of the European Patent Office and, it is possible that the Board of Appeal could overrule the decision of the Opposition Division and rule that the patent is invalid. If this were to occur, it could have a material adverse impact on our ability to protect our intellectual property.

Risks Relating to Micromet’s Clinical and Regulatory Matters

The preliminary results of our Phase 2 clinical trial of adecatumumab (MT201) in patients with prostate cancer suggest that the primary endpoint of the trial was not reached and, if final assessment of the trial results confirm this conclusion, we may be forced to discontinue development of this product candidate in prostate cancer.

Preliminary results from our Phase 2 clinical trial of adecatumumab (MT201) in patients with prostate cancer indicate that the primary endpoint (mean change in prostate specific antigen, compared to placebo control) was not reached in the trial. We will perform a final assessment of the trial results after an independent expert review is conducted. We expect that we will perform this final assessment during mid-2006. If, upon final assessment, we conclude that the trial did not meet its endpoint, we will be forced to consider whether to discontinue pursuing the development of adecatumumab (MT201) for the treatment of prostate cancer. If we elect to abandon our development of adecatumumab (MT201) for the treatment of prostate cancer, this would have a material adverse impact on our future results of operations.

Although the preliminary results of our Phase 2 clinical trial of adecatumumab (MT201) in patients with breast cancer are encouraging, upon review of the final results we may nevertheless conclude that the trial was unsuccessful.

Based on a review of the preliminary results from our Phase 2 clinical trial of adecatumumab (MT201) in patients with breast cancer, it appears that the trial more likely than not satisfied its primary clinical endpoint (a statistically significant increase in clinical benefit rate in patients receiving a high dose of the drug, as compared to patients receiving a low dose). However, the database used to perform this preliminary analysis has not been locked or been subject to a formal data cleaning process, and the radiographs from the patients in this clinical trial are still subject to the assessment of an independent review board as some centralized radiology assessments differ from the radiology assessments performed at the local clinical trial sites. A final assessment of the study data will not be possible until the study is completed, all data discrepancies are resolved and the database is locked, which is currently anticipated to occur in the second half of 2006. Once the database has been locked and a final assessment of the trial data is performed, we may discover that the trial did not meet its primary endpoint. If, upon final assessment, we conclude that the trial did not meet its endpoints, we will be forced to consider whether to discontinue pursuing the development of adecatumumab (MT201) for the treatment of breast cancer. If we elect to abandon our development of adecatumumab (MT201) for the treatment of breast cancer, this would have a material adverse impact on our future results of operations.

We previously terminated three Phase 1 trials involving short-term infusion regimens of MT103 due to the adverse event profile and a lack of perceived tumor response, and there can be no assurance that our current continuous infusion Phase 1 trial of MT103 will produce a different outcome.

In April 2004, we initiated a Phase 1 dose finding study designed to evaluate the safety and tolerability of a continuous intravenous infusion of MT103 over 4-8 weeks at different dose levels in patients with relapsed Non-Hodgkin’s Lymphoma. We previously terminated three other Phase 1 trials for MT103, which involved a short-term (as opposed to a continuous) infusion of MT103, due to adverse events and the lack of observed tumor responses. Although we have redesigned the dosing regime for our ongoing Phase 1 trial, and based upon on the preliminary data we currently are seeing considerably fewer adverse events in response to the new dosing regime, there can be no assurance that our ongoing continuous infusion trial will not produce the same adverse events witnessed in our previous short-term infusion trials for MT103.

Risks Relating to Micromet’s Product Manufacturing and Sales

We will depend on our collaborators and third-party manufacturers to produce most, if not all, of our products under development, and if these third parties do not successfully manufacture these products our business will be harmed.

We have no manufacturing experience or manufacturing capabilities for clinical or commercial material. In order to continue to develop product candidates, apply for regulatory approvals, and commercialize our products, we or our collaborators must be able to manufacture products in clinical and commercial quantities, in compliance with regulatory requirements, at acceptable costs and in a timely manner. The manufacture of our product candidates may be complex, difficult to accomplish and difficult to scale-up when large-scale production is required. Manufacture may be subject to delays, inefficiencies and poor or low yields of quality products. The cost of manufacturing some of our products may make them prohibitively expensive. If supplies of any of our product candidates or related materials become unavailable on a timely basis or at all or are contaminated or otherwise lost, clinical trials by us and our collaborators could be seriously delayed. This is due to the fact that such materials are time-consuming to manufacture and cannot be readily obtained from third-party sources.

To the extent that we, or our collaborators, seek to enter into manufacturing arrangements with third parties, we and such collaborators will depend upon these third parties to perform their obligations in a timely and effective manner and in accordance with government regulations. Contract manufacturers may breach their manufacturing agreements because of factors beyond our control or may terminate or fail to renew a manufacturing agreement based on their own business priorities at a time that is costly or inconvenient for us. Contract manufacturers are subject to ongoing periodic, unannounced inspection by the FDA and corresponding state and foreign agencies or their designees to ensure strict compliance with current good manufacturing practices and other governmental regulations and corresponding foreign standards. Failure of contract manufacturers or our collaborators or us to comply with applicable regulations could result in sanctions being imposed, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our product candidates, delays, suspension or withdrawal of approvals, seizures or recalls of product candidates, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business. If we need to change manufacturers, the FDA and corresponding foreign regulatory agencies must approve these manufacturers in advance. This would involve testing and pre-approval inspections to ensure compliance with FDA and foreign regulations and standards. If third-party manufacturers fail to perform their obligations, our competitive position and ability to generate revenue may be adversely affected in a number of ways, including;

•	we and our collaborators may not be able to initiate or continue clinical trials of products that are under development;

•	we and our collaborators may be delayed in submitting applications for regulatory approvals for our product candidates; and

•	we and our collaborators may not be able to meet commercial demands for any approved products.

We have no sales or marketing experience and, as such, will depend significantly on third parties who may not successfully sell our products.

We have no sales, marketing or product distribution experience. If we receive required regulatory approvals, we plan to rely primarily on sales, marketing and distribution arrangements with third parties, including our collaborative partners. For example, as part of Micromet’s agreements with Serono and MedImmune, Micromet has granted its collaborators rights to distribute certain products resulting from such collaborations, if any are ever successfully developed. We may have to enter into additional marketing arrangements in the future and we may not be able to enter into these additional arrangements on terms which are favorable to us, if at all. In addition, we may have limited or no control over the sales, marketing and distribution activities of these third parties and sales through these third parties could be less profitable to us than direct sales. These third parties could sell competing products and may devote insufficient sales efforts to our products. Our future revenues will be materially dependent upon the success of the efforts of these third parties.

We may seek to independently market products that are not already subject to marketing agreements with other parties. If we determine to perform sales, marketing and distribution functions ourselves, we could face a number of additional risks, including:

•	we may not be able to attract and build a significant and skilled marketing staff or sales force;

•	the cost of establishing a marketing staff or sales force may not be justifiable in light of the revenues generated by any particular product; and

•	our direct sales and marketing efforts may not be successful.

Risks Faced by Both CancerVax and Micromet Relating to the Life Sciences Industry

If our third-party manufacturers’ facilities do not follow current good manufacturing practices, our product development and commercialization efforts may be harmed.

There are a limited number of manufacturers that operate under the FDA’s and European Union’s good manufacturing practices regulations and are capable of manufacturing products. Third-party manufacturers may encounter difficulties in achieving quality control and quality assurance and may experience shortages of qualified personnel. A failure of third-party manufacturers to follow current good manufacturing practices or other regulatory requirements and to document their adherence to such practices may lead to significant delays in the availability of products for commercial use or clinical study, the termination of, or hold on a clinical study, or may delay or prevent filing or approval of marketing applications for our products. In addition we could be subject to sanctions being imposed on us, including fines, injunctions and civil penalties. Changing manufacturers may require additional clinical trials and the revalidation of the manufacturing process and procedures in accordance with FDA mandated current good manufacturing practices and will require FDA approval. This revalidation may be costly and time consuming. If we are unable to arrange for third-party manufacturing of our products, or to do so on commercially reasonable terms, we may not be able to complete development or marketing of our products.

If we fail to obtain an adequate level of reimbursement for our products by third-party payors, there may be no commercially viable markets for our products or the markets may be much smaller than expected.

The availability and levels of reimbursement by governmental and other third-party payors affect the market for our products. The efficacy, safety and cost-effectiveness of our products as well as the efficacy, safety and cost-effectiveness of any competing products will determine the availability and level of reimbursement. These third-party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for healthcare products and services. In certain countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take six to twelve months or longer after the receipt of regulatory marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct clinical trials that compare the cost-effectiveness of our products to other available therapies. If reimbursement for our products is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels, our revenues would be reduced.

Another development that may affect the pricing of drugs is regulatory action regarding drug reimportation into the United States. The Medicare Prescription Drug, Improvement and Modernization Act of 2003, which became law in December 2003, requires the Secretary of the U.S. Department of Health and Human Services to promulgate regulations allowing drug reimportation from Canada into the United States under certain circumstances. These provisions will become effective only if the Secretary certifies that such imports will pose no additional risk to the public’s health and safety and result in significant cost savings to consumers. To date, the Secretary has made no such finding, but he could do so in the future. Proponents of drug reimportation may also attempt to pass legislation that would remove the requirement for the Secretary’s certification or allow reimportation under circumstances beyond those anticipated under current law. If legislation is enacted, or regulations issued, allowing the reimportation of drugs, it could decrease the reimbursement we would receive for any products that we may commercialize, negatively affecting our anticipated revenues and prospects for profitability.

We may not be successful in establishing additional strategic collaborations, which could adversely affect our ability to develop and commercialize products.

As an integral part of our ongoing research and development efforts, we periodically review opportunities to establish new collaborations, joint ventures and strategic collaborations for the development and commercialization of products in our development pipeline. We face significant competition in seeking appropriate collaborators and the negotiation process is time-consuming and complex. We may not be successful in our efforts to establish additional strategic collaborations or other alternative arrangements. Even if we are successful in our efforts to establish a collaboration or agreement, the terms that we establish may not be favorable to us. Finally, such strategic alliances or other arrangements may not result in successful products and associated revenue.

We expect to rely heavily on third parties for the conduct of clinical trials of our product candidates. If these clinical trials are not successful, or if we or our collaborators are not able to obtain the necessary regulatory approvals, we will not be able to commercialize our product candidates.

In order to obtain regulatory approval for the commercial sale of our product candidates, we and our collaborators will be required to complete extensive preclinical studies as well as clinical trials in humans to demonstrate to the FDA and foreign regulatory authorities that our product candidates are safe and effective. We have limited experience in conducting clinical trials and expect to rely primarily on collaborative partners and contract research organizations for their performance and management of clinical trials of our product candidates.

Clinical development, including preclinical testing, is a long, expensive and uncertain process. Accordingly, preclinical testing and clinical trials, if any, of our product candidates under development may not be successful. We and our collaborators could experience delays in preclinical or clinical trials of any of our product candidates, obtain unfavorable results in a development program, or fail to obtain regulatory approval for the commercialization of a product. Preclinical studies or clinical trials may produce negative, inconsistent or inconclusive results, and we or our collaborators may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials. The results from early clinical trials may not be statistically significant or predictive of results that will be obtained from expanded, advanced clinical trials.

Furthermore, the timing and completion of clinical trials, if any, of our product candidates depend on, among other factors, the number of patients we will be required to enroll in the clinical trials and the rate at which those patients are enrolled. Any increase in the required number of patients, decrease in recruitment rates or difficulties retaining study participants may result in increased costs, program delays or both.

Also, our products under development may not be effective in treating any of our targeted disorders or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may prevent or limit their commercial use. Institutional review boards or regulators, including the FDA, may hold, suspend or terminate our clinical research or the clinical trials of our product candidates for various reasons, including non-compliance with regulatory requirements or if, in their opinion, the participating subjects are being exposed to unacceptable health risks. Additionally, the failure of third parties conducting or overseeing the operation of the clinical trials to perform their contractual or regulatory obligations in a timely fashion could delay the clinical trials. Failure of clinical trials can occur at any stage of testing. Any of these events would adversely affect our ability to market a product candidate.

Even if our products are approved by regulatory authorities, if we fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data and promotional activities for such product, will be subject to continual review and periodic inspections by the FDA and other regulatory bodies. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturer or manufacturing processes, or failure to comply with regulatory requirements, may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recall, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.

The development process necessary to obtain regulatory approval is lengthy, complex and expensive. If we and our collaborative partners do not obtain necessary regulatory approvals, then our business will be unsuccessful and the market price of our common stock will substantially decline.

To the extent that we, or our collaborative partners, are able to successfully advance a product candidate through the clinic, we, or such partner, will be required to obtain regulatory approval prior to marketing and selling such product.

The process of obtaining FDA and other required regulatory approvals is expensive. The time required for FDA and other approvals is uncertain and typically takes a number of years, depending on the complexity and novelty of the product. The process of obtaining FDA and other required regulatory approvals for many of our products under development is further complicated because some of these products use non-traditional or novel materials in non-traditional or novel ways, and the regulatory officials have little precedent to follow. With respect to internal programs to date, we have limited experience in filing and prosecuting applications to obtain marketing approval.

Any regulatory approval to market a product may be subject to limitations on the indicated uses for which we, or our collaborative partners, may market the product. These limitations may restrict the size of the market for the product and affect reimbursement by third-party payers. In addition, regulatory agencies may not grant approvals on a timely basis or may revoke or significantly modify previously granted approvals.

We, or our collaborative partners, also are subject to numerous foreign regulatory requirements governing the manufacturing and marketing of our potential future products outside of the United States. The approval procedure varies among countries, additional testing may be required in some jurisdictions, and the time required to obtain foreign approvals often differs from that required to obtain FDA approvals. Moreover, approval by the FDA does not ensure approval by regulatory authorities in other countries, and vice versa.

As a result of these factors, we or our collaborators may not successfully begin or complete clinical trials in the time periods estimated, if at all. Moreover, if we or our collaborators incur costs and delays in development programs or fail to successfully develop and commercialize products based upon our technologies, we may not become profitable and our stock price could decline.

We, and our collaborators, are subject to governmental regulations other than those imposed by the FDA. We, and any of our collaborators, may not be able to comply with these regulations, which could subject us, or such collaborators, to penalties and otherwise result in the limitation of our or such collaborators’ operations.

In addition to regulations imposed by the FDA, we and our collaborators are subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Research Conservation and Recovery Act, as well as regulations administered by the Nuclear Regulatory Commission, national restrictions on technology transfer, import, export and customs regulations and certain other local, state or federal regulations. From time to time, other federal agencies and congressional committees have indicated an interest in implementing further regulation of biotechnology applications. We are not able to predict whether any such regulations will be adopted or whether, if adopted, such regulations will apply to our business, or whether we or our collaborators would be able to comply with any applicable regulations.

Failure to obtain regulatory approval in foreign jurisdictions will prevent us from marketing our products abroad.

We intend to market our products in international markets. In order to market our products in the European Union and many other foreign jurisdictions, we must obtain separate regulatory approvals. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market.

We are subject to uncertainty relating to health care reform measures and reimbursement policies which, if not favorable to our product candidates, could hinder or prevent our product candidates’ commercial success.

The continuing efforts of the government, insurance companies, managed care organizations and other payors of health care costs to contain or reduce costs of health care may adversely affect:

•	our ability to generate revenues and achieve profitability;

•	the future revenues and profitability of our potential customers, suppliers and collaborators; and

•	the availability of capital.

In certain foreign markets, the pricing of prescription pharmaceuticals is subject to government control. In the United States, given recent federal and state government initiatives directed at lowering the total cost of health care, the U.S. Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. For example, legislation was enacted on December 8, 2003, which provides a new Medicare prescription drug benefit beginning in 2006 and mandates other reforms. While we cannot predict the full effects of the implementation of this new legislation or whether any legislative or regulatory proposals affecting our business will be adopted, the implementation of this legislation or announcement or adoption of these proposals could have a material and adverse effect on our business, financial condition and results of operations.

Our ability to commercialize our product candidates successfully will depend in part on the extent to which governmental authorities, private health insurers and other organizations establish appropriate reimbursement levels for the cost of our products and related treatments. Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States, which could significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may result in lower prices for our product candidates or exclusion of our product candidates from reimbursement programs. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could materially and adversely affect our results of operations.

If physicians and patients do not accept the products that we may develop, our ability to generate product revenue in the future will be adversely affected.

The product candidates that we may develop may not gain market acceptance among physicians, healthcare payors, patients and the medical community. Market acceptance of and demand for any product that we may develop will depend on many factors, including:

•	our ability to provide acceptable evidence of safety and efficacy;

•	convenience and ease of administration;

•	prevalence and severity of adverse side effects;

•	availability of alternative treatments;

•	cost effectiveness;

•	effectiveness of our marketing strategy and the pricing of any product that we may develop;

•	publicity concerning our products or competitive products; and

•	our ability to obtain third-party coverage or reimbursement.

In addition, our decision to discontinue our Phase 3 clinical trials for Canvaxin in patients with advanced-stage melanoma based upon the recommendations of the independent DSMB could create negative publicity that, although not directly related to our remaining product candidates, could nevertheless affect their market acceptance. Even if we receive regulatory approval and satisfy the above criteria for our product candidates, physicians may be reluctant to recommend, or patients may be reluctant to use, our products.

We face the risk of product liability claims and may not be able to obtain insurance.

Our business exposes us to the risk of product liability claims that is inherent in the testing, manufacturing, and marketing of drugs and related devices. Although we have product liability and clinical trial liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. We may not be able to obtain or maintain adequate protection against potential liabilities. In addition, if any of our product candidates are approved for marketing, we may seek additional insurance coverage. If we are unable to obtain insurance at acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may harm our business. These liabilities could prevent or interfere with our product commercialization efforts. Defending a suit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity or reduced acceptance of our products in the market.

Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can be expensive.

Our research and development activities involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We are subject to a variety of federal, state and local regulations relating to the use, handling, storage and disposal of these materials. We generally contract with third parties for the disposal of such substances and store certain low-level radioactive waste at our facility until the materials are no longer considered radioactive. We cannot eliminate the risk of accidental contamination or injury from these materials. We may be required to incur substantial costs to comply with current or future environmental and safety regulations. If an accident or contamination occurred, we would likely incur significant costs associated with civil penalties or criminal fines and in complying with environmental laws and regulations. We do not have any insurance for liabilities arising from hazardous materials. Compliance with environmental laws and regulations is expensive, and current or future environmental regulation may impair our research, development or production efforts.

The life sciences industry is highly competitive and subject to rapid technological change.

The life sciences industry is highly competitive and subject to rapid and profound technological change. Our present and potential competitors include major pharmaceutical companies, as well as specialized biotechnology and life sciences firms in the United States and in other countries. Most of these companies have considerably greater financial, technical and marketing resources than we do. Additional mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated in our competitors. Our existing or prospective competitors may develop processes or products that are more effective than ours or be more effective at implementing their technologies to develop commercial products faster. Our competitors may succeed in obtaining patent protection and/or receiving regulatory approval for commercializing products before us. Developments by our competitors may render our product candidates obsolete or non-competitive.

We also experience competition from universities and other research institutions, and we frequently compete with others in acquiring technology from those sources. These industries have undergone, and are expected to continue to undergo, rapid and significant technological change, and we expect competition to intensify as technical advances in each field are made and become more widely known. There can be no assurance that others will not develop technologies with significant advantages over those that we are seeking to develop. Any such development could harm our business.

Legislative or regulatory reform of the healthcare system may affect our ability to sell our products profitably.

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system in ways that could impact upon our ability to sell our products profitably. In the United States in recent years, new legislation has been enacted at the federal and state levels that would effect major changes in the healthcare system, either nationally or at the state level. These new laws include a prescription drug benefit for Medicare beneficiaries and certain changes in Medicare reimbursement. Given the recent enactment of these laws, it is still too early to determine its impact on the pharmaceutical industry and our business. Further federal and state proposals are likely. More recently, administrative proposals are pending and others have become effective that would change the method for calculating the reimbursement of certain drugs. The adoption of these proposals and potential adoption of pending proposals may affect our ability to raise capital, obtain additional collaborators or market our products. Such proposals may reduce our revenues, increase our expenses or limit the markets for our products. In particular, we expect to experience pricing pressures in connection with the sale of our products due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative proposals.

We may incur substantial costs enforcing our patents, defending against third-party patents, invalidating third-party patents or licensing third-party intellectual property, as a result of litigation or other proceedings relating to patent and other intellectual property rights.

We may not have rights under some patents or patent applications that may cover technologies that we use in our research, drug targets that we select, or product candidates that we seek to develop and commercialize. Third parties may own or control these patents and patent applications in the United States and abroad. These third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit. We or our collaborators therefore may choose to seek, or be required to seek, a license from the third-party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or forced to cease some aspect of our business operations, as a result of patent infringement claims, which could harm our business.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. Although we are not currently a party to any patent litigation or any other adversarial proceeding, including any interference proceeding declared before the United States Patent and Trademark Office, regarding intellectual property rights with respect to our products and technology, we may become so in the future. We are not currently aware of any actual or potential third party infringement claim involving our products. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. The outcome of patent litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of the adverse party, especially in biotechnology related patent cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. If a patent or other proceeding is resolved against us, we may be enjoined from researching, developing, manufacturing or commercializing our products without a license from the other party and we may be held liable for significant damages. We may not be able to obtain any required license on commercially acceptable terms or at all.

Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could harm our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

We may not be successful in our efforts to expand our portfolio of products and develop additional delivery technologies.

A key element of our strategy is to discover, develop and commercialize a portfolio of new drugs and technologies to deliver those drugs safely and efficiently. We are seeking to do so through our internal research programs and in-licensing. A significant portion of the research that we are conducting involves new and unproven technologies. Research programs to identify new disease targets, product candidates and delivery technologies require substantial technical, financial and human resources whether or not any candidates or technologies are ultimately identified. Our research programs may initially show promise in identifying potential product candidates or delivery technologies, yet fail to yield product candidates or delivery technologies for clinical development for any of the following reasons:

•	research methodology used may not be successful in identifying potential product candidates;

•	potential delivery technologies may not safely or efficiently deliver our drugs; and

•	product candidates may on further study be shown to have harmful side effects or other characteristics that indicate they are unlikely to be effective drugs.

If we are unable to discover suitable potential product candidates or develop additional delivery technologies through internal research programs or in-license suitable products or delivery technologies on acceptable business terms, our business prospects will suffer.

If we are unable to protect our intellectual property rights, our competitors may develop and market products with similar features that may reduce demand for our potential products.

The following factors are important to our success:

•	receiving patent protection for our product candidates;

•	preventing others from infringing our intellectual property rights; and

•	maintaining our patent rights and trade secrets.

We will be able to protect our intellectual property rights in patents and trade secrets from unauthorized use by third parties only to the extent that such intellectual property rights are covered by valid and enforceable patents or are effectively maintained as trade secrets.

To date, we have sought to protect our proprietary position by filing U.S. and foreign patent applications related to our important proprietary technology, inventions and improvements. Because the patent position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings in the U.S. Patent and Trademark Office and foreign patents may be subject to opposition or comparable proceedings in corresponding foreign patent offices, which proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination and opposition proceedings may be costly. Thus, any patents that we own or license from others may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third-party receiving the patent rights sought by us, which in turn could affect our ability to market a potential product to which that patent filing was directed. Our pending patent applications, those that we may file in the future, or those that we may license from third parties may not result in patents being issued. If issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed. We rely on third-party payment services for the payment of foreign patent annuities and other fees. Non-payment or delay in payment of such fees, whether intentional or unintentional, may result in loss of patents or patent rights important to our business. Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. For example, compulsory licenses may be required in cases where the patent owner has failed to “work” the invention in that country, or the third-party has patented improvements. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the aggressive enforcement of patent and other intellectual property protection which makes it difficult to stop infringement.

In addition, our ability to enforce our patent rights depends on our ability to detect infringement. We are not currently aware of any actual or potential infringement claim involving our intellectual property rights. It is difficult to detect infringers who do not advertise the compounds that are used in their products. Any litigation to enforce or defend our patent rights, even if we prevail, could be costly and time-consuming and would divert the attention of management and key personnel from business operations.

We have also relied on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We have sought to protect this information by entering into confidentiality agreements with parties that have access to it, such as strategic partners, collaborators, employees and consultants. Any of these parties may breach these agreements and disclose our confidential information or our competitors might learn of the information in some other way. If any trade secret, know-how or other technology not protected by a patent was to be disclosed to or independently developed by a competitor, our business, financial condition and results of operations could be materially adversely affected.

If licensees or assignees of our intellectual property rights breach any of the agreements under which we have licensed or assigned our intellectual property to them, we could be deprived of important intellectual property rights and future revenue.

We are a party to intellectual property out-licenses, collaborations and agreements that are important to our business and expect to enter into similar agreements with third parties in the future. Under these agreements, we license or transfer intellectual property to third parties and impose various research, development, commercialization, sublicensing, royalty, indemnification, insurance, and other obligations on them. If a third party fails to comply with these requirements, we generally retain the right to terminate the agreement, and to bring a legal action in court or in arbitration. In the event of breach, we may need to enforce our rights under these agreements by resorting to arbitration or litigation. During the period of arbitration or litigation, we may be unable to effectively use, assign or license the relevant intellectual property rights and may be deprived of current or future revenues that are associated with such intellectual property.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying money claims, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to commercialize certain product candidates, which would adversely affect commercial development efforts.

Changes in, or interpretations of, accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.

Accounting methods and policies for biopharmaceutical companies, including policies governing revenue recognition, expenses, accounting for stock options and in-process research and development costs are subject to further review, interpretation and guidance from relevant accounting authorities, including the Securities and Exchange Commission. Changes to, or interpretations of, accounting methods or policies in the future may require us to reclassify, restate or otherwise change or revise our financial statements, including those contained in this proxy statement/prospectus. Historically, CancerVax has recorded employee stock-based compensation charges only if the stock option exercise price is less than the fair value of CancerVax’s common stock on the date of grant.

Historically, Micromet has used the minimal value method to recognize any employee stock-based compensation charges in accordance with Statement of Financial Accounting Standards No. 125. The Financial Accounting Standards Board issued in December 2004 Statement of Financial Accounting Standards No. 123(revised) which will require us to record expense for the fair value of stock options granted and purchases under employee stock purchase plans in the first annual period beginning after June 15, 2005. When we change our accounting policy to record expense for the fair value of stock options granted and shares purchased, our operating expenses will increase. We rely heavily on stock options to motivate existing employees and attract new employees. When we are required to expense stock options, we may choose to reduce our reliance on stock options as a motivation tool. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees. If we do not reduce our reliance on stock options, our reported losses will increase.

After the merger we will need to modify our finance and accounting systems, procedures and controls to incorporate the operations of Micromet, which modifications may be time consuming and expensive to implement, and there is no guarantee that will be able to do so.

As a public reporting company, we are required to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, including Section 404 of the Sarbanes-Oxley Act of 2002. Although we believe that CancerVax currently has adequate finance and accounting systems, procedures and controls for its business on a standalone basis, after the merger we will need to upgrade the existing, and implement additional, procedures and controls to incorporate the operations of Micromet. These updates may require significant time and expense, and there can be no guarantee that we will be successful in implementing them. If we are unable to complete the required modifications to our internal control reporting or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our internal control over financial reporting, which could have a material adverse effect on our stock price.

THE COMPANIES

CancerVax

We are a biotechnology company focused on the research, development and commercialization of novel biological products for the treatment and control of cancer.

On October 3, 2005, we and Serono Technologies, S.A., our collaboration partner for Canvaxin, announced the discontinuation of our Phase 3 clinical trial of our leading product candidate, Canvaxin, in patients with Stage III melanoma, based on the recommendation of the independent Data and Safety Monitoring Board, or DSMB, which completed its planned, third, interim analysis of data from this study on September 30, 2005. In April 2005, we announced the discontinuation of our Phase 3 clinical trial of Canvaxin in patients with Stage IV melanoma based upon a similar recommendation of the independent DSMB. The DSMB concluded, based on its planned, interim analysis of the data from these studies, that the data were unlikely to provide significant evidence of a survival benefit for Canvaxin-treated patients versus those receiving placebo. There were no significant safety issues identified with either of the Phase 3 clinical trials of Canvaxin, and the recommendations to close the studies were not made because of any potential safety concerns.

As a result of the discontinuation of the Canvaxin Phase 3 clinical trials, in October 2005 we and Serono announced the discontinuation of all further development and manufacturing activities with respect to Canvaxin. As a result, we recorded a non-cash charge for the impairment of long-lived assets of $22.8 million in the third quarter of 2005 to write-down the carrying value of the Canvaxin asset group to its estimated fair value. Additionally, in October 2005, we announced that our board of directors had approved a restructuring plan designed to realign resources in light of the decision to discontinue our Phase 3 clinical trial of Canvaxin in patients with Stage III melanoma, as well as all further development of Canvaxin and manufacturing activities at our Canvaxin manufacturing facilities. This restructuring plan reduced our workforce from 183 to 52 employees at December 31, 2005. In connection with this workforce reduction, we incurred approximately $3.8 million of severance and related costs, which were primarily paid in the fourth quarter of 2005. In January 2006, we implemented additional restructuring measures, which will result in the further reduction of our workforce to approximately 10 employees by the completion of the proposed merger with Micromet. We anticipate that we will incur additional costs as a result of our restructuring activities, including additional employee severance costs and costs associated with the closure of our manufacturing facilities and contract terminations. We may also incur additional charges from the impairment of long-lived assets. At this time, we are unable to reasonably estimate the expected amount of additional costs that will result from the restructuring plan or the timing of the related cash expenditures, although the additional restructuring costs may have a significant impact on our results of operations.

We have other product candidates in research and preclinical development, including four humanized, anti-angiogenic monoclonal antibodies and several peptides that potentially treat various solid tumors, as well as three product candidates targeting the epidermal growth factor receptor, or EGFR, signaling pathway for the treatment of cancer. Our efforts to identify, develop, commercialize and, in the case of the three product candidates that target the EGFR signaling pathway, to sublicense these product candidates are in an early stage and, therefore, these efforts are subject to a high risk of failure.

In early 2006, we plan to file an Investigational New Drug Application, or IND, to initiate a Phase 1 clinical trial for D93, our leading humanized, anti-angiogenic monoclonal antibody, in patients with solid tumors. We plan to actively seek to sublicense SAI-EGF and our two other product candidates that target the EGFR signaling pathway.

CancerVax was incorporated in Delaware in June 1998. The address of its principal executive office is 2110 Rutherford Road, Carlsbad, CA 92008 and its telephone number is (760) 494-4200. The CancerVax website address is www.cancervax.com. CancerVax does not incorporate the information on its website into this proxy statement/prospectus, and you should not consider it part of this proxy statement/prospectus.

Merger Sub

Carlsbad Acquisition Corp., or Merger Sub, is a wholly-owned subsidiary of CancerVax that was incorporated in Delaware in January 2006. Merger Sub does not engage in any operations and exists solely to facilitate the merger.

Micromet AG

Micromet is a private biotechnology company with a focus on the development of novel, proprietary antibody-based products for cancer and inflammatory and autoimmune diseases. Two product candidates are currently in clinical trials. Adecatumumab (MT201), a recombinant human monoclonal antibody is being evaluated in two Phase 2 clinical trials for the treatment of certain solid tumors. In addition, MT103 is being studied in a Phase 1 clinical trial. Micromet has established a powerful drug development platform based on its BiTEtm technology, a unique drug format that leverages the cytotoxic potential of T cells, the most powerful ‘killer cells’ of the human immune system.

Micromet was incorporated in Germany in December 1993. Micromet’s principal executive offices are located at Staffelseestrasse 2, 81477 Munich, Germany, and its telephone number is 49 89 895 277 0. Micromet’s website is located at www.micromet.de. Micromet does not incorporate the information on its website into this proxy statement/prospectus, and you should not consider it part of this proxy statement/prospectus.

Micromet, Inc.

Micromet, Inc., or Micromet Parent, was incorporated in Delaware in January 2006. Micromet Parent does not engage in any operations and exists solely to facilitate the merger. Prior to the closing of the merger, stockholders of Micromet will exchange their ordinary and preference shares of Micromet for shares of common stock of Micromet Parent on a 1-for-1 basis.

THE SPECIAL MEETING OF CANCERVAX STOCKHOLDERS

Date, Time and Place

The special meeting of CancerVax stockholders will be held on [          ], 2006, at [          ] commencing at [     ] am. local time. We are sending this proxy statement/prospectus to you in connection with the solicitation of proxies by the CancerVax board of directors for use at the CancerVax special meeting and any adjournments or postponements of the special meeting.

Purposes of the CancerVax Special Meeting

The purposes of the CancerVax special meeting are:

1. To consider and vote upon a proposal to approve the issuance of CancerVax common stock pursuant to the Agreement and Plan of Merger and Reorganization, dated as of January 6, 2006, by and among CancerVax, Carlsbad Acquisition Corporation, a wholly-owned subsidiary of CancerVax, Micromet, Inc., a Delaware corporation, and Micromet AG, a corporation organized under the laws of Germany, and the resulting change of control of CancerVax.

2. To approve an amendment to CancerVax’s amended and restated certificate of incorporation to increase the number of authorized shares of common stock from 75,000,000 shares to 150,000,000 shares, which represents an additional 75,000,000 shares.

3. To authorize the board of directors of CancerVax to amend in its discretion CancerVax’s amended and restated certificate of incorporation to effect a reverse stock split of the CancerVax common stock, at a ratio within the range of [1:2 to 1:6], and at such ratio to be determined by the board of directors of CancerVax, as described in the attached proxy statement/prospectus.

4. To approve an amendment to CancerVax’s amended and restated certificate of incorporation to change the name of “CancerVax Corporation” to “Micromet, Inc.”

5. To consider and vote upon an adjournment of the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 through 4.

6. To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

Recommendation of CancerVax’s Board of Directors

THE CANCERVAX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE ISSUANCE OF SHARES OF CANCERVAX COMMON STOCK IN THE MERGER, AND THE RESULTING CHANGE OF CONTROL OF CANCERVAX, IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, CANCERVAX AND ITS STOCKHOLDERS AND HAS APPROVED SUCH ITEMS. THE CANCERVAX BOARD OF DIRECTORS RECOMMENDS THAT CANCERVAX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF SHARES OF CANCERVAX COMMON STOCK IN THE MERGER, AND THE RESULTING CHANGE OF CONTROL OF CANCERVAX.

THE CANCERVAX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE AMENDMENT OF CANCERVAX’S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, CANCERVAX AND ITS STOCKHOLDERS AND HAS APPROVED SUCH INCREASE. THE CANCERVAX BOARD OF DIRECTORS RECOMMENDS THAT CANCERVAX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE THE INCREASE IN THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK.

THE CANCERVAX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT IT IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, CANCERVAX AND ITS STOCKHOLDERS TO AUTHORIZE CANCERVAX’S BOARD OF DIRECTORS IN ITS DISCRETION TO AMEND

CANCERVAX’S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE ISSUED AND OUTSTANDING SHARES OF CANCERVAX’S COMMON STOCK (SUCH SPLIT TO COMBINE A NUMBER OF OUTSTANDING SHARES OF CANCERVAX’S COMMON STOCK BETWEEN [TWO (2) AND SIX (6)], SUCH NUMBER CONSISTING OF ONLY WHOLE SHARES, INTO ONE (1) SHARE OF CANCERVAX’S COMMON STOCK). THE CANCERVAX BOARD OF DIRECTORS RECOMMENDS THAT CANCERVAX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO AUTHORIZE THE CANCERVAX BOARD OF DIRECTORS TO EFFECT THE REVERSE STOCK SPLIT.

THE CANCERVAX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE AMENDMENT OF CANCERVAX’S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO CHANGE THE NAME OF CANCERVAX CORPORATION TO “MICROMET, INC.” IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, CANCERVAX AND ITS STOCKHOLDERS AND HAS APPROVED SUCH NAME CHANGE. THE CANCERVAX BOARD OF DIRECTORS RECOMMENDS THAT CANCERVAX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 4 TO APPROVE THE NAME CHANGE.

THE CANCERVAX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT ADJOURNING THE CANCERVAX SPECIAL MEETING, IF NECESSARY, IF A QUORUM IS PRESENT, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1 THROUGH 4 IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, CANCERVAX AND ITS STOCKHOLDERS AND HAS APPROVED AND ADOPTED THE PROPOSAL. ACCORDINGLY, THE CANCERVAX BOARD OF DIRECTORS RECOMMENDS THAT CANCERVAX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 5 TO ADJOURN THE CANCERVAX SPECIAL MEETING, IF NECESSARY, IF A QUORUM IS PRESENT, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1 THROUGH 4.

Record Date and Voting Power

Only holders of record of CancerVax common stock at the close of business on the record date, [          ], 2006, are entitled to notice of, and to vote at, the CancerVax special meeting. There were approximately [     ] holders of record of CancerVax common stock at the close of business on the record date. Because many of such shares are held by brokers and other institutions on behalf of stockholders, CancerVax is unable to estimate the total number of stockholders represented by these record holders. At the close of business on the record date, [     ] shares of CancerVax common stock were issued and outstanding. Each share of CancerVax common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See “CancerVax Security Ownership by Certain Beneficial Owners” for information regarding persons known to the management of CancerVax to be the beneficial owners of more than 5% of the outstanding shares of CancerVax common stock.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus is solicited on behalf of the board of directors of CancerVax for use at the CancerVax special meeting.

If you are a stockholder of record, you may vote in person at the special meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

•	To vote in person, come to the special meeting and we will give you a ballot when you arrive.

•	To vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to us before the special meeting, we will vote your shares as you direct.

•	To vote over the telephone, dial toll-free [ ] using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by [ ] [a/p].m., Eastern Time on [ ], 2006 to be counted.

•	To vote on the Internet, go to http://www.proxyvoting.com/[ ] to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by [ ] [a/p].m., Eastern Time on [ ], 2006 to be counted.

All properly executed proxies that are not revoked will be voted at the CancerVax special meeting and at any adjournments or postponements of the special meeting in accordance with the instructions contained in the proxy. If a holder of CancerVax common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” Proposal No. 1 to approve the issuance of shares of CancerVax common stock in the merger, and the resulting change of control of CancerVax; “FOR” Proposal No. 2 to approve the increase in the number of shares of authorized common stock; “FOR” Proposal No. 3 to authorize the CancerVax board of directors to effect the reverse stock split; “FOR” Proposal No. 4 to change the name of “CancerVax Corporation” to “Micromet, Inc.”; and “FOR” Proposal No. 5 to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 through 4 in accordance with the recommendation of the CancerVax board of directors.

A CancerVax stockholder who has submitted a proxy may revoke it at any time before it is voted at the CancerVax special meeting by executing and returning a proxy bearing a later date, providing proxy instructions via the telephone or the Internet (your latest telephone or Internet proxy is counted), filing written notice of revocation with the Secretary of CancerVax stating that the proxy is revoked or attending the special meeting and voting in person.

Required Vote

The presence, in person or by proxy, at the special meeting of the holders of a majority of the shares of CancerVax common stock outstanding and entitled to vote at the special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. Approval of Proposal Nos. 1 and 5 requires the affirmative vote of the holders of a majority of the votes cast in person or by proxy at the special meeting. Approval of each of Proposal Nos. 2, 3 and 4 requires the affirmative vote of the holders of a majority of the outstanding shares of CancerVax common stock.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “For” and “Against” votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal and will have the same effect as “Against” votes. Broker non-votes will have the same effect as “Against” votes for any proposal except Proposal Nos. 1 and 5. For Proposal Nos. 1 and 5, broker non-votes will have no effect and will not be counted towards the vote total.

At the record date for the special meeting, the directors and executive officers of CancerVax owned approximately [  ]% of the outstanding shares of CancerVax common stock entitled to vote at the meeting. Stockholders owning approximately 8,354,687 shares of CancerVax common stock, representing approximately [  ]% of the outstanding shares of CancerVax common stock as of the record date, are subject to voting agreements and irrevocable proxies. Each such stockholder has agreed in the voting agreements to vote all shares of CancerVax common stock owned by him, her or it as of the record date in favor of the issuance of shares of CancerVax common stock in the merger. Each also granted Micromet an irrevocable proxy to vote their shares of CancerVax common stock in favor of the issuance of shares of CancerVax common stock in the merger and the resulting change in control of CancerVax. See “Voting Agreements” on page 112 of this proxy statement/prospectus.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of CancerVax may solicit proxies from CancerVax’s stockholders by personal interview, telephone, telegram or otherwise. CancerVax will bear the costs of the solicitation of proxies from its stockholders. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of CancerVax common stock for the forwarding of solicitation materials to the beneficial owners of CancerVax common stock. CancerVax will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Other Matters

As of the date of this proxy statement/prospectus, the CancerVax board of directors does not know of any business to be presented at the CancerVax special meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

MICROMET, INC. STOCKHOLDER APPROVAL

Under Delaware law, the merger may be completed without receiving separate approval from the holders of Micromet Parent stock. As a result, there will not be a separate meeting of the stockholders of Micromet or Micromet Parent to approve the merger, and Micromet Parent is not soliciting proxies for the approval of the merger. The exchange of Micromet shares for shares of Micromet Parent as part of the Micromet Reorganization is the only action required by stockholders of Micromet or Micromet Parent in order to complete the merger.

CANCERVAX PROPOSAL NO. 1 — APPROVAL OF ISSUANCE OF SHARES OF CANCERVAX COMMON STOCK IN THE MERGER AND RESULTING CHANGE OF CONTROL OF CANCERVAX

General Description of the Merger

At the effective time, Merger Sub will be merged with and into Micromet Parent. Micromet Parent will be the surviving corporation and will continue as a wholly-owned subsidiary of CancerVax. Immediately prior to the merger, the holders of equity interests of Micromet will exchange their Micromet interests for shares of common stock in Micromet Parent in an exchange transaction, the Micromet Reorganization, that will result in Micromet becoming a wholly-owned subsidiary of Micromet Parent. Accordingly, as a result of the merger, Micromet will survive as a wholly-owned direct subsidiary of Micromet Parent and an indirect subsidiary of CancerVax. Following the merger, CancerVax will change its name to Micromet, Inc. In the merger, all shares of Micromet Parent capital stock will be cancelled and, by virtue of the Micromet Reorganization and the merger, Micromet stockholders, option holders, warrant holders and note holders will receive the number of shares of CancerVax common stock, or options or warrants to acquire shares of CancerVax common stock, equal to approximately 67.5% of the fully-diluted shares of the combined company. Each Micromet Parent stockholder who would otherwise be entitled to receive a fraction of a share of CancerVax common stock (after aggregating all fractional shares to be received by such stockholder) will instead be paid in cash for such fractional share. Micromet Parent and Micromet already approved the merger and no separate approval of the merger by the shareholders of Micromet or the stockholders of Micromet Parent is required.

Background of the Merger

Starting in January 2005, Micromet’s supervisory board and management initiated a process to evaluate strategic options, including an initial public offering or a merger transaction. Micromet conducted a review of potential merger partners that included both domestic and foreign public and private companies. In parallel, the company performed an exploratory assessment of the financial markets to evaluate the possibilities of, and risks associated with, an initial public offering in Europe. Micromet subsequently decided that, given the then-current market conditions, the company would not pursue an initial public offering until at least the first quarter of 2006.

During the first half of 2005, Micromet held initial discussions with several parties under confidentiality agreements about possible mergers or acquisitions. None of these discussions advanced to in-depth discussions and were terminated.

In August 2005, Micromet began discussions with another party that led to in depth discussions about a possible merger. Between August 2005 and December 9, 2005, Micromet and the other potential merger party, with the assistance of their respective counsel and accountants, conducted due diligence investigations and negotiated the terms of a possible transaction between the parties.

On October 3, 2005, CancerVax and Serono Technologies, S.A., its collaboration partner for Canvaxin, announced the discontinuation of CancerVax’s Phase 3 clinical trial of its leading product candidate, Canvaxin, in patients with Stage III melanoma, based on the recommendation of the independent Data and Safety Monitoring Board, which completed its planned, third, interim analysis of data from this study on September 30, 2005. As a result, CancerVax decided to explore various strategic alternatives, including the potential sale of the company. A special committee of the board of directors, comprised of Messrs. Hale, Kiss, Phillips and Schneider, was formed to explore such alternatives.

On October 5, 2005, CancerVax’s chief executive officer, David F. Hale, at the request of the special committee, contacted the Chairman of Micromet’s supervisory board, Jerry Benjamin, to explore the possibility of a transaction between the two companies.

On October 18, 2005, Micromet and CancerVax entered into a confidentiality agreement to evaluate the possibility of a merger. On the same day Micromet’s chief executive officer, Christian Itin, and chief scientific officer, Patrick A. Baeuerle, provided CancerVax management with a presentation on Micromet’s product pipeline and technologies. In addition, Dr. Itin and Mr. Hale met to discuss the possibility of a transaction between CancerVax and Micromet.

On November 3, 2005, at a telephonic meeting of CancerVax’s board of directors, CancerVax’s special committee updated the board regarding its evaluation of strategic alternatives, including a potential merger with Micromet, and the engagement of an investment banker to assist in the process. Dr. Michael Carter, a director of both CancerVax and Micromet, did not participate in any substantive discussions regarding Micromet or a potential merger in this board meeting or any other board meeting.

On November 9, 2005, CancerVax’s special committee approved Piper Jaffray as the company’s financial advisor in connection with its consideration of a potential merger with Micromet and other possible strategic options for the company and for the rendering of a fairness opinion regarding the consideration paid or received in any resulting transaction.

The special committee discussed with Mr. Hale the possible terms of a transaction and requested that Mr. Hale continue discussions with Micromet.

On November 13 and 14, 2005, Dr. Itin and Mr. Hale met in Munich to continue discussions about a possible transaction between CancerVax and Micromet.

On November 15, 2005, Mr. Benjamin and Mr. Hale met in London to continue the discussions about a potential transaction between the parties.

On November 16 and 17, 2005, the CancerVax management team conducted an on-site due diligence meeting at Micromet’s offices in Munich, Germany.

On November 25, 2005, Micromet instructed its outside counsel, Cooley Godward LLP, to begin work on a possible transaction with CancerVax.

On November 29, 2005, at a telephonic meeting of CancerVax’s board of directors, CancerVax’s special committee updated the board regarding the evaluation of strategic alternatives, including discussions regarding a potential merger with Micromet. During this meeting the special committee provided Mr. Hale with further guidance on possible terms of a merger and requested that Mr. Hale continue discussions with Micromet.

On December 5, 2005, Mr. Benjamin and Mr. Hale met in London to negotiate merger terms for a transaction between the parties.

On December 6 and December 7, 2005, at a meeting of CancerVax’s board of directors, Piper Jaffray made a presentation regarding Micromet and a potential schedule for a possible transaction with Micromet. The board of directors also discussed several other potential companies with which it might pursue a possible strategic transaction. At this meeting, the board decided that the special committee should consist only of non-management directors, and Messrs. Kiss, Phillips and Schneider continued as the special committee.

On December 7 and 8, 2005, Micromet’s management team, representatives from Cooley Godward, and auditors from Ernst & Young held on-site due diligence meetings at CancerVax’s headquarters in Carlsbad, California.

On December 9, 2005, Micromet terminated its discussions with the other potential merger partner.

On December 13, 2005, Micromet’s supervisory board discussed the rationale for a merger with CancerVax and the possible terms for such a transaction. After discussing the benefits of this opportunity when compared to other alternatives, the supervisory board instructed management to continue its discussions with CancerVax.

On December 14, 2005, Cooley Godward provided to counsel to CancerVax, Latham & Watkins LLP, an initial draft of the merger agreement. Thereafter, Cooley Godward and Latham & Watkins had a number of conversations concerning the terms of the merger agreement.

In a telephone conference call on December 14, 2005, Micromet’s management informed CancerVax’s board of directors of the clinical results of its Phase 2 clinical trial in prostate cancer, its ongoing Phase 2 trial in metastatic breast cancer, its ongoing Phase 1 trial combining adecatumumab (MT201) with docetaxel and the ongoing Phase 1 trial with MT103. In addition, Micromet management presented a brief update on its preclinical programs for MT110 and MT203.

On December 15, 2005, at a telephonic meeting of CancerVax’s board of directors, the board discussed a potential merger transaction with Micromet and agreed to proceed with the negotiation of such transaction.

On December 16, 2005, Latham & Watkins provided to Cooley Godward a revised draft of the merger agreement.

From December 16, 2005 through January 6, 2006, the parties, together with their respective outside counsel, engaged in negotiations regarding the merger agreement and related documentation, affiliate agreements and voting agreements, including termination rights and fees, indemnification and escrow provisions, representations and warranties and covenants. During this period, final agreement on these and other issues was reached over the course of numerous discussions involving CancerVax and Micromet’s respective management and counsel. In addition, during this period, the parties continued their due diligence reviews.

On December 16, 2005, Micromet’s supervisory board authorized Micromet management to enter into an exclusivity agreement with CancerVax and to negotiate a definitive merger agreement. In addition, on December 16, 2005, the supervisory board discussed the potential terms of such a transaction, including the proposed exchange ratio.

On December 19, 2005, CancerVax’s board of directors convened by telephone to discuss the status of the Micromet transaction, including provisions of the merger agreement, legal due diligence, and management issues. At this meeting, Latham & Watkins and Piper Jaffray made presentations to CancerVax’s board of directors.

On December 20, 2005, CancerVax’s special committee of the board of directors convened by teleconference to discuss the Micromet transaction.

On December 22, 2005, representatives of Micromet’s supervisory board convened by telephone to discuss the merger agreement. Dr. Itin provided an overview of the process and status of the negotiations. Representatives from Cooley Godward discussed the merger agreement and the ongoing negotiations. The supervisory board provided guidance concerning further negotiations.

On December 22, 2005, Micromet and CancerVax entered into an exclusivity agreement to negotiate a definitive merger agreement by January 6, 2006.

On January 3, 2006, representatives of Micromet’s supervisory board convened by teleconference to discuss the transaction. Dr. Itin provided an update of the current state of negotiations with CancerVax.

On January 3, 2006, CancerVax’s board of directors convened by teleconference to discuss the merger transaction. Mr. Hale updated the board on the status of the negotiations with Micromet. Ms. Aker and Messrs. Ebel and LaRue then reviewed various aspects of the transaction, including transaction structure, due diligence, Micromet’s capital structure and financials, and outstanding issues.

On January 4, 2006, representatives of Micromet’s supervisory board convened by teleconference to discuss the transaction. Dr. Itin, representatives of Cooley Godward and representatives of Ernst & Young provided an overview of the diligence process and the findings from such review. The supervisory board provided guidance with respect to areas for further review. Also on this day, Micromet Parent was incorporated in the State of Delaware.

On January 5, 2006, representatives of Micromet’s supervisory board convened by teleconference to discuss the transaction. Dr. Itin, representatives of Cooley Godward and representatives of Ernst & Young provided an update to their diligence review.

Between January 3 and January 6, 2006, Micromet and CancerVax executives and their respective counsels continued due diligence and completed negotiation of the merger agreement.

On January 6, 2006, the Micromet supervisory board met to discuss the merger agreement. Micromet management discussed the strategic benefits of a merger. Representatives from Cooley Godward provided an overview of the merger agreement and the results of its ongoing diligence review. Micromet’s supervisory board, after considering the findings of the due diligence investigation, the terms of the merger agreement and the related documents, and the various presentations, approved the merger and the merger agreement and the related documentation. Dr. Carter did not participate in the discussion and abstained from voting on the merger and related matters.

On January 6, 2006, CancerVax’s board of directors convened by teleconference to discuss the merger transaction. A representative from Latham & Watkins provided an overview of the merger agreement and related documents and a full discussion ensued. Representatives of Piper Jaffray then made a presentation regarding its financial analyses related to the merger consideration to be paid to holders of Micromet Parent common stock and delivered to the special committee and the board of directors of CancerVax its oral opinion, subsequently confirmed in writing, that as of January 6, 2006 and based on and subject to the factors, assumptions and limitations set forth therein, the total merger consolidation to be paid to the holders of Micromet Parent common stock in the merger was fair to CancerVax from a financial point of view. The special committee then unanimously recommended to the board to proceed with the transaction. CancerVax’s board of directors, after considering the terms of the merger agreement and the related documents, and the various presentations, approved the merger and the merger agreement and related documents. Dr. Carter did not participate in the discussion and abstained from voting on the merger and related matters.

On the evening of Friday, January 6, 2006, Micromet and CancerVax executed the merger agreement. On Monday, January 9, 2006, the parties issued a joint press release announcing the execution of the merger agreement.

The Combined Company

The combined company’s U.S. headquarters following the completion of the merger will be at CancerVax’s current principal executive offices in Carlsbad, California while its German headquarters will remain in Munich, Germany. As a result of the merger, former Micromet Parent stockholders will possess majority control of the combined company. Following the merger, the executive management team of the combined company is expected to be composed primarily of certain members of CancerVax’s and Micromet’s executive management team prior to the merger and will likely include the following individuals:

Name	Position in the Combined Company	Current Position

Christian Itin, Ph.D.	President and Chief Executive Officer	Micromet’s Chief Executive Officer
Patrick A. Baeuerle, Ph.D.	Senior Vice President and Chief Scientific Officer	Micromet’s Chief Scientific Officer
William R. LaRue	Senior Vice President and Chief Financial Officer	CancerVax’s Senior Vice President and Chief Financial Officer
Gregor Mirow, M.D., M.B.A.	Senior Vice President of Operations	Micromet’s Chief Financial and Chief Operating Officer
Carsten Reinhardt, M.D., Ph.D.	Senior Vice President of Clinical Development	Micromet’s Senior Vice President of Clinical Development
Hazel M. Aker, J.D.	Senior Vice President and General Counsel	CancerVax’s Senior Vice President and General Counsel

Management of the combined company will seek to identify synergies and redundancies in the combined workforce. The combined company intends to continue developing certain of CancerVax’s current product candidates as well as Micromet’s product candidates.

Reasons for the Merger

The following discussion of the parties’ reasons for the merger contains a number of forward-looking statements that reflect the current views of CancerVax and/or Micromet with respect to future events that may have an effect on their future financial performance. Forward-looking statements are subject to risks and uncertainties. Actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Cautionary statements that identify important factors that could cause or contribute to differences in results and outcomes include those discussed in “Summary — Forward-Looking Information” and “Risk Factors.”

Mutual Reasons for the Merger

CancerVax and Micromet believe that the combined company represents a biotechnology company with the following potential advantages:

•	Deep Pipeline. The product pipeline for the combined company is composed of six drugs in various stages of development, including product candidates in Phase 2 clinical trials and in pre-clinical studies.

•	Attractive Markets. The markets to be addressed by the clinical stage or pre-clinical product candidates of the combined company represent sizable and underserved or unmet medical needs. The product candidates may provide significant medical benefits for patients and returns for investors.

•	Financial Resources. The financial resources of the combined company will allow it to immediately focus on execution with respect to its product portfolio.

•	Experienced Management Team. It is expected that the combined company will be led by a combination of experienced senior management from both CancerVax and Micromet, which will provide management continuity to support the integration of the two companies. David F. Hale, currently president and chief executive officer of CancerVax, will become chairman of the board of directors of the combined company. Micromet’s chief executive officer, Christian Itin, will become president and chief executive officer and serve on the board of directors. Patrick A. Baeuerle, currently chief scientific officer of Micromet, will become chief scientific officer of the combined entity. CancerVax’s chief financial officer, William R. LaRue, will serve as chief financial officer of the combined company. Gregor Mirow, Micromet’s chief financial officer and chief operating officer, will be senior vice president of operations, Carsten Reinhardt, Micromet’s senior vice president of clinical development will continue to serve as senior vice president of clinical development of the combined company and Hazel M. Aker, CancerVax’s general counsel, will continue to serve as general counsel.

CancerVax’s Reasons for the Merger

The CancerVax board of directors approved the merger based on a number of factors, including the following:

•	Broad Pipeline. CancerVax currently has one product candidate, D93, in pre-clinical development, and has announced its intention to sublicense its rights to SAI-EGF, which is in clinical development, and its rights to two other product candidates in pre-clinical development. The addition of the two Micromet product candidates currently being evaluated in three clinical trials, and a number of additional Micromet product candidates in pre-clinical development, significantly broadens the product pipeline.

•	Risk Diversification. The addition of Micromet’s two clinical-stage product candidates to the portfolio potentially affords significant risk diversification for CancerVax stockholders. One of Micromet’s product candidates, adecatumumab (MT201), is currently being evaluated in two Phase 2 clinical trials and as a combination therapy with Taxotere® in a Phase 1 clinical trial. A second Micromet product candidate, MT103, is the subject of an ongoing Phase 1 clinical trial.

•	Access to Markets. By merging, CancerVax and Micromet will create a trans-Atlantic biotechnology company with access to both the U.S. and European markets.

•	Fairness Opinion. Piper Jaffray & Co. delivered its opinion to CancerVax’s board of directors that, as of January 6, 2006 and based on and subject to the factors, assumptions and limitations set forth therein, the total merger consideration to be paid to the holders of Micromet Parent common stock in the merger was fair to CancerVax from a financial point of view. The full text of Piper Jaffray’s written opinion, dated January 6, 2006, is attached to this proxy statement/prospectus as Annex C. You are encouraged to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Piper Jaffray. Piper Jaffray’s opinion is addressed to the CancerVax board of directors and does not constitute a recommendation to any stockholder as to any matters relating to the merger.

In addition to considering the strategic factors outlined above, the CancerVax board of directors considered the following factors in reaching its conclusion to approve the merger and to recommend that the CancerVax stockholders approve the issuance of shares of CancerVax common stock in the merger and the resulting change in control of CancerVax, all of which it viewed as generally supporting its decision to approve the business combination with Micromet:

•	the results of the due diligence review of Micromet’s businesses and operations by CancerVax’s management, legal advisors and financial advisors;

•	the terms and conditions of the merger agreement, including the following related factors:

•	the determination that the relative percentage ownership of CancerVax securityholders and Micromet securityholders is fixed and captures the respective ownership interests of the CancerVax and Micromet securityholders in the combined company based on valuations of CancerVax and Micromet at the time of the board’s approval of the merger agreement and avoids fluctuations caused by near-term market volatility;

•	the nature of the conditions to Micromet’s obligation to consummate the merger and the limited risk of non-satisfaction of such conditions;

•	the no solicitation provisions governing Micromet’s ability to engage in negotiations with, provide any confidential information or data to, and otherwise have discussions with, any person relating to an alternative acquisition proposal;

•	the limited ability of the parties to terminate the merger agreement;

•	the possible effects of the provisions of the merger agreement regarding termination fees;

•	the likelihood that the merger will be consummated on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals; and

•	the likelihood of retaining key Micromet employees to help manage the combined company.

In the course of its deliberations, CancerVax’s board of directors also considered a variety of risks and other countervailing factors related to entering into the merger agreement, including:

•	the risks, challenges and costs inherent in combining the operations and the substantial expenses to be incurred in connection with the merger, including the possibility that delays or difficulties in completing the integration could adversely affect the combined company’s operating results and preclude the achievement of some benefits anticipated from the merger;

•	the possible volatility, at least in the short term, of the trading price of CancerVax’s common stock resulting from the merger announcement;

•	the possible loss of key management, scientific or other personnel of either of the combining companies as a result of the management and other changes that will be implemented in integrating the businesses, and the difficulties associated with operating a company with significant distances between its two key locations;

•	the risk of diverting management’s attention from other strategic priorities to implement merger integration efforts;

•	the risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the merger on CancerVax’s reputation;

•	the risk to CancerVax’s business, operations and financial results in the event that the merger is not consummated;

•	the potential incompatibility of business cultures; and

•	various other applicable risks associated with the combined company and the merger, including those described in the section of this proxy statement/prospectus entitled “Risk Factors.”

The foregoing information and factors considered by CancerVax’s board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by CancerVax’s board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, CancerVax’s board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of CancerVax’s board of directors may have given different weight to different factors. CancerVax’s board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, CancerVax’s management and CancerVax’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

Micromet’s Reasons for the Merger

The Micromet supervisory board approved the merger based on a number of factors, including the following:

•	Alternative Strategic Relationships. Micromet’s supervisory board’s view as to the limited potential for other third parties to enter into strategic relationships with Micromet or to acquire Micromet, particularly based on the thorough and formal process Micromet conducted and the results of such process.

•	Historical and Current Information. Historical and current information concerning Micromet’s business, including its financial performance and condition, operations, management and competitive position, current industry and economic conditions, and Micromet’s prospects if it was to remain an independent company, including: (a) the risk that adecatumumab (MT201) clinical trial results would be negative or inconclusive; (b) the risk of adverse outcomes in its other clinical trials; and (c) its need to obtain additional financing and the likely terms on which it would be able to obtain that financing.

•	U.S. Presence of CancerVax. The fact that by merging with CancerVax, Micromet would have access to the U.S. capital markets as part of a trans-Atlantic company.

•	Management Team. The availability of a management team with significant experience managing a publicly-held biotechnology company, including CancerVax’s chief financial officer and general counsel.

•	Capital. CancerVax’s cash balance, which is expected to be in excess of $20 million if the merger closes before April 30, 2006, and CancerVax’s ability as a public company to raise additional capital.

•	Liquidity. CancerVax’s status as a public company whose common stock is traded on the Nasdaq National Market, which would provide Micromet’s stockholders with the possibility of additional liquidity.

In addition to considering the strategic factors outlined above, the Micromet supervisory board considered the following factors in reaching its conclusion to approve the merger, all of which it viewed as generally supporting its decision to approve the business combination with CancerVax:

•	CancerVax’s attractiveness as a strategic partner, including CancerVax’s:

•	substantial capital and ability to raise further capital, particularly in light of Micromet’s cash needs and limited cash resources;

•	high quality and complementary management team; and

•	public company infrastructure and stock liquidity;

•	the opportunity for Micromet shareholders to participate in the long-term value of Micromet’s development programs through the ownership of CancerVax common stock;

•	the aggregate value to be received by Micromet Parent stockholders in the merger;

•	the terms and conditions of the merger agreement, including the following related factors:

•	the expectation that the merger will be treated as a tax-free reorganization for U.S. federal income tax purposes, with the result that in the merger the Micromet Parent stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes;

•	the determination that the relative percentage ownership of CancerVax securityholders and Micromet securityholders is fixed and consistent with market practice for a merger of this type and captures the respective ownership interests of the CancerVax and Micromet securityholders in the combined company based on Micromet’s perceived valuations of CancerVax and Micromet at the time of the board’s approval of the merger agreement;

•	the fact that shares of CancerVax common stock issued to Micromet Parent stockholders will be registered on Form S-4 and will be freely tradable for Micromet Parent stockholders who are not affiliates of Micromet;

•	the requirement that the issuance of shares of CancerVax common stock in the merger be submitted to a vote of the stockholders of CancerVax;

•	the limited number and nature of the conditions to CancerVax’s obligation to consummate the merger and the limited risk of non-satisfaction of such conditions;

•	Micromet’s rights under the merger agreement to consider certain unsolicited acquisition proposals under certain circumstances should Micromet receive a superior proposal;

•	the conclusion of Micromet’s supervisory board that the $2,000,000 termination fee, and the circumstances when such fee may be payable, were reasonable;

•	the likelihood that the merger will be consummated on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals; and

•	the major risks and uncertainties of alternatives to the merger, such as Micromet remaining an independent company.

In the course of its deliberations, Micromet’s supervisory board also considered a variety of risks and other countervailing factors related to entering into the merger agreement, including the following:

•	Risks of Combination. The challenges and costs of combining the operations and the substantial expenses to be incurred in connection with the merger, including the risks that delays or difficulties in completing the integration and the inability to retain key employees as a result of the management and other changes that will be implemented in integrating the business could adversely affect the combined company’s operating results and preclude the achievement of some benefits anticipated from the merger.

•	Stock Price. The price volatility of CancerVax’s common stock, which may reduce the value of the CancerVax common stock that Micromet Parent stockholders will receive upon the consummation of the merger and, in particular, possibly result in the holders of Micromet Parent common stock receiving no consideration in the merger.

•	Value. The inability of Micromet’s shareholders to realize the long-term value of the successful execution of Micromet’s current strategy as an independent company.

•	Reputation. The possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on Micromet’s reputation and ability to obtain financing in the future.

•	Break-up fee. The $2,000,000 termination fee payable to CancerVax upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirors from proposing an alternative transaction that may be more advantageous to Micromet shareholders;

•	Diversion of Resources. The risk of diverting management’s attention from other strategic priorities to implement merger integration efforts;

•	Completion Risk. The risk that the merger might not be consummated in a timely manner or at all; and

•	Other Risks. Various other applicable risks associated with the combined company and the merger, including those described in the section of this proxy statement/prospectus entitled “Risk Factors.”

The foregoing information and factors considered by Micromet’s supervisory board are not intended to be exhaustive but are believed to include all of the material factors considered by Micromet’s supervisory board. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Micromet supervisory board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Micromet supervisory board may have given different weight to different factors. The Micromet supervisory board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Micromet’s management and Micromet’s legal advisors, and considered the factors overall to be favorable to, and to support, its determination.

Opinion of CancerVax’s Financial Advisor

The CancerVax board of directors retained Piper Jaffray to act as its financial advisor, and if requested, to render to CancerVax’s board of directors an opinion as to the fairness, from a financial point of view, to CancerVax of the Merger Consideration (as defined below) to be paid by CancerVax to the holders of common stock of Micromet Parent in the merger.

On January 6, 2006, Piper Jaffray delivered its oral opinion to the CancerVax board of directors, which opinion was subsequently confirmed in writing, to the effect that, as of January 6, 2006, and based upon and subject to the factors, assumptions and limitations set forth in the written opinion and described below, the Merger Consideration to be paid to the holders of Micromet Parent common stock in the merger was fair, from a financial point of view, to CancerVax. For purposes of Piper Jaffray’s opinion, the shares of CancerVax common stock to be exchanged for outstanding shares of Micromet Parent common stock (determined as set forth in Section 1.6(a)(ii) of the merger agreement) were referred to as the “Merger Consideration.”

The full text of the Piper Jaffray written opinion dated as of January 6, 2006, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray in rendering its opinion, is attached as Annex C to this proxy statement/prospectus and is incorporated in its entirety herein by reference. You are urged to, and should, carefully read the Piper Jaffray opinion in its entirety. The Piper Jaffray opinion addresses only the fairness, from a financial point of view and as of the date of the opinion, to CancerVax of the Merger Consideration to be paid by CancerVax to the holders of common stock of Micromet Parent in the merger. The Piper Jaffray opinion was directed to the CancerVax board of directors and was not intended to be, and does not constitute, a recommendation to any CancerVax stockholder as to how any CancerVax stockholder should vote or act on any matter relating to the proposed merger.

In arriving at its opinion, Piper Jaffray, among other things, reviewed:

•	the financial terms of a draft of the merger agreement, dated January 5, 2006;

•	certain publicly available financial, business and operating information related to CancerVax and Micromet;

•	certain internal financial, operating and other data with respect to Micromet prepared and furnished to Piper Jaffray by the management of Micromet;

•	certain internal financial projections for Micromet for the period ending December 31, 2020, which were prepared for financial planning purposes (financial projections for 2005 through 2010 were prepared by the management of Micromet with certain adjustments based on guidance from the management of CancerVax and financial projections for 2011 through 2020 were prepared by the management of CancerVax based on guidance from the management of Micromet);

•	certain internal financial, operating and other data with respect to CancerVax prepared and furnished to Piper Jaffray by the management of CancerVax;

•	certain internal financial projections for CancerVax for the period ending December 31, 2006, which were prepared for financial planning purposes and furnished to Piper Jaffray by the management of CancerVax;

•	the reported prices and trading activity of CancerVax common stock and similar information for certain other companies deemed by Piper Jaffray to be comparable to CancerVax;

•	the financial performance of certain other publicly traded companies deemed comparable to CancerVax and Micromet by Piper Jaffray;

•	the financial terms, to the extent publicly available, of certain comparable merger transactions; and

•	a discounted cash flow analysis for Micromet on a stand-alone basis.

Piper Jaffray also conducted discussions with members of the senior management of CancerVax and Micromet with respect to the business and prospects of CancerVax and Micromet on a stand-alone basis and on a combined basis following the merger.

The following is a summary of the material financial analyses that Piper Jaffray prepared and relied on in delivering its opinion to CancerVax’s board of directors at its meeting held on January 6, 2006. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, this summary does not purport to be a complete description of the analyses performed by Piper Jaffray or of its presentation to the CancerVax board of directors on January 6, 2006.

This summary includes information presented in tabular format. In order to understand fully the financial analyses used by Piper Jaffray, these tables must be read together with the text of each summary and considered as a whole. The tables alone do not constitute a complete description of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Piper Jaffray or the CancerVax board of directors. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 30, 2005, and is not necessarily indicative of current market conditions.

Implied Consideration

Based on the terms of Section 1.6(a)(ii) of the merger agreement and information and assumptions furnished by management of CancerVax and Micromet, Piper Jaffray calculated an estimate of the conversion factor at which shares of Micromet Parent common stock would be converted into shares of CancerVax common stock, the aggregate share and share equivalents issuable in the merger to Micromet securityholders and the implied value of that consideration. All share information was based on data furnished by management of CancerVax and Micromet as of January 5, 2006, did not give effect to the proposed reverse stock split of CancerVax common stock, and, at the direction of management of CancerVax, assumed that shares of Micromet capital stock would be convertible into an equal number of shares of Micromet Parent common stock in the Micromet Reorganization and that a portion of the outstanding convertible debt of Micromet held by MedImmune would convert prior to the merger into 316,449 shares of Micromet Parent common stock. Based on (i) 27.9 million outstanding shares of CancerVax common stock, (ii) 3.3 million shares of CancerVax common stock issuable upon exercise of outstanding options and warrants of CancerVax using the adjusted fully-diluted stock method prescribed by the merger agreement, (iii) outstanding shares, and options, warrants and convertible debt exercisable or convertible into shares, aggregating 4.1 million shares of Micromet Parent common stock, and (iv) the exchange ratio factor set forth in the merger agreement, Piper Jaffray calculated a conversion factor in the merger of 15.7690 shares of CancerVax common stock for each outstanding share of Micromet Parent common stock and a resulting pro forma ownership of the combined company (on the adjusted fully-diluted basis referred to above) by former Micromet securityholders of approximately 64.9 million shares of CancerVax common stock, or 67.5% of the combined company, and by CancerVax securityholders of approximately 31.2 million shares of CancerVax common stock, or 32.5% of the combined company. Based on CancerVax’s stock price of $1.38 per share as of December 30, 2005, its aggregate market capitalization of $38.7 million and the estimated 67.5% pro forma ownership of the combined company by Micromet securityholders, Piper Jaffray calculated the implied equity value for Micromet as a stand-alone entity using the treasury stock method as of December 30, 2005 to be approximately $87.5 million and the implied enterprise value (equity value plus estimated debt, net of estimated cash, converted to US dollars at the rate of $1.18 per Euro) of Micromet as a stand-alone entity as of December 30, 2005 to be approximately $96.1 million.

Micromet Analyses

Comparable Companies Analysis (Oncology Companies)

Piper Jaffray reviewed selected data for Micromet and compared this data to certain publicly available financial, operating and stock market data for selected publicly traded companies that are in the biopharmaceutical industry and have lead therapeutic programs in oncology that Piper Jaffray believes are at a similar stage of development as Micromet. Piper Jaffray selected these companies based on information obtained by searching Securities and Exchange Commission filings, public company disclosures, press releases, industry and popular press reports, databases and other sources. Piper Jaffray identified and analyzed eight comparable companies:

• Biocryst Pharmaceuticals, Inc.	• Genvec, Inc.
• Cytokinetics, Incorporated	• Kosan Biosciences Incorporated
• CuraGen Corporation	• Seattle Genetics, Inc.
• Entremed, Inc.	• Sunesis Pharmaceuticals, Inc.

The financial data analyzed as part of this analysis included, among other things:

		Comparable Company Values (Oncology Companies)
	Implied Value	(at December 30, 2005)
	of Micromet(1)	Low	Median	Mean	High
			(In millions)

Equity Value	$87.5	$93.1	$151.6	$182.9	$453.1
Net Cash(2)	$(8.7)	$33.4	$54.4	$51.7	$71.0
Enterprise Value	$96.1	$52.9	$92.4	$131.2	$397.3

(1)	As of December 30, 2005.

(2)	Estimated as of December 31, 2005. Micromet’s estimated net cash based on Micromet management projection.

Comparable Companies Analysis (Biotechnology Initial Public Offering Companies)

Piper Jaffray reviewed selected data for Micromet and compared this data to certain publicly available financial, operating and stock market data for selected publicly traded companies that are in the biopharmaceutical industry and that completed the initial public offering of their common stock during the period from January 1, 2004 through December 30, 2005. Piper Jaffray selected these companies based on information obtained by searching Securities and Exchange Commission filings, public company disclosures, press releases, industry and popular press reports, databases and other sources. Piper Jaffray identified and analyzed 22 comparable companies:

• ACADIA Pharmaceuticals, Inc.	• Dynavax Technologies Corporation
• Advanced Life Sciences Holdings	• Favrille, Inc.
• Avalon Pharmaceuticals, Inc.	• GTx, Inc.
• Alnylam Pharmaceuticals, Inc.	• Icagen, Inc.
• Anadys Pharmaceuticals, Inc.	• Inhibitex, Inc.
• Barrier Therapeutics, Inc.	• Momenta Pharmaceuticals, Inc.
• CombinatoRx, Incorporated	• Metabasis Therapeutics, Inc.
• Corcept Therapeutics Incorporated	• Memory Pharmaceuticals Corp.
• CoTherix, Inc.	• Renovis, Inc.
• Critical Therapeutics, Inc.	• Sunesis Pharmaceuticals, Inc.
• Cytokinetics, Incorporated	• Threshold Pharmaceuticals, Inc.

The financial data analyzed as part of this analysis included, among other things:

		Comparable Company Values (Initial Public Offerings)
	Implied Value	(at December 30, 2005)
	of Micromet(1)	Low	Median	Mean	High
		(In millions)

Equity Value	$87.5	$38.6	$213.2	$239.7	$700.1
Net Cash(2)	$(8.7)	$(10.2)	$79.0	$73.1	$160.5
Enterprise Value	$96.1	$42.7	$137.5	$166.6	$539.7

(1)	As of December 30, 2005.

(2)	Estimated as of December 31, 2005. Micromet’s estimated net cash based on Micromet management projection.

		Comparable Company Values (Initial Public Offerings)
	Implied Value	(Immediately Prior to IPO)
	of Micromet(1)	Low	Median	Mean	High
		(In millions)

Equity Value	$87.5	$56.9	$123.2	$145.3	$288.3
Enterprise Value	$96.1	$17.0	$96.4	$118.6	$265.4

(1)	As of December 30, 2005.

Comparable M&A Transactions Analysis

Piper Jaffray reviewed selected data for Micromet and compared this data to corresponding data from a group of seven selected merger and acquisition transactions, which Piper Jaffray believed to be comparable to the merger. Each of the seven comparable merger and acquisition transactions involved a transaction announced and completed since January 1, 2002 and a target company that had a therapeutic program that was in a similar stage of development as Micromet. Piper Jaffray identified and analyzed seven such transactions:

•	AstraZeneca PLC’s acquisition of KuDOS Pharmaceuticals

•	Cephalon, Inc.’s acquisition of Salmedix, Inc.

•	Aphton Corporation’s acquisition of Igenon AG

•	MGI Pharma, Inc.’s acquisition of Aesgen, Inc.

•	Allergan, Inc.’s acquisition of Oculex Pharmaceuticals, Inc.

•	Cell Therapeutics, Inc.’s acquisition of Novuspharma SpA

•	Schering AG’s acquisition of Collateral Therapeutics, Inc.

The financial data analyzed as part of this analysis included, among other things:

	Implied Value	Comparable Transaction Values
	of Micromet(1)	Low	Median	Mean	High
			(In millions)

Equity Value	$87.5	$32	$160	$158	$236
Enterprise Value	$96.1	$32	$135	$137	$230

(1)	As of December 30, 2005.

Comparable Reverse Merger Transactions Analysis

Piper Jaffray reviewed selected data for Micromet and compared this data to corresponding data from a group of three selected merger and acquisition transactions, which Piper Jaffray believed to be comparable to the merger. Each of the three comparable merger and acquisition transactions involved a transaction announced and completed since January 1, 2005 and a merger of a public company and a private company (stock for stock) in which the securityholders of the private company became the holders of a majority of the equity ownership of the combined company. Piper Jaffray identified and analyzed three such transactions:

•	Xcyte Therapies, Inc.’s acquisition of Cyclacel Group plc

•	Corgentech Inc.’s acquisition of AlgoRx Pharmaceuticals, Inc.

•	Maxim Pharmaceuticals, Inc.’s acquisition of EpiCept Corporation

The financial data analyzed as part of this analysis included, among other things:

	Implied Value	Comparable Transaction Values
	of Micromet(1)	Low	Median	Mean	High
			(In millions)

Equity Value	$87.5	$36	$98	$88	$130
Enterprise Value	$96.1	$26	$101	$76	$102

(1)	As of December 30, 2005.

Discounted Cash Flow Analysis

Using a discounted cash flow analysis, Piper Jaffray calculated a range of theoretical values for Micromet based on (i) the net present value of implied annual cash flows of Micromet’s business and (ii) the net present value of a terminal value, which is an estimate of the future value of Micromet’s business at the end of the calendar year 2020 based upon a multiple of revenue. Piper Jaffray used certain internal financial projections for Micromet which were prepared for financial planning purposes (financial projections for 2005 through 2010 were prepared by the management of Micromet with certain adjustments based on guidance from the management of CancerVax and financial projections for 2011 through 2020 were prepared by the management of CancerVax with guidance from the management of Micromet). Piper Jaffray calculated the range of net present values for Micromet based on a range of discount rates of 30% to 40% and a range of revenue multiples for a terminal value of 7.0x to 9.0x applied to the projected fiscal year 2020 revenue. This analysis yielded a range of estimated enterprise values for Micromet of between $72.6 million and $286.1 million and a range of estimated equity values between $61.3 million and $274.8 million.

CancerVax Analyses

Selected Market Information Concerning CancerVax

Piper Jaffray reviewed selected market information concerning CancerVax’s common stock. Among other things, Piper Jaffray noted the following with respect to the trading of CancerVax’s common stock:

Market Price as of December 30, 2005	$1.38
30-day trading average	$1.41
60-day trading average	$1.46
90-day trading average	$1.99
52-week high	$11.09
52-week low	$1.31

Piper Jaffray also noted that CancerVax discontinued its Phase 3 clinical trial development of Canvaxin in patients with Stage III melanoma in October 2005 after the independent Data and Safety Monitoring Board found that this Phase 3 clinical trial was unlikely to provide significant evidence of overall survival benefit.

Piper Jaffray presented daily stock price and volume data for CancerVax common stock for the twelve-month period from December 30, 2004 to December 30, 2005. Piper Jaffray’s analysis concerning CancerVax common stock was based on information concerning CancerVax and its common stock available as of December 30, 2005.

Comparable Companies Analysis

Piper Jaffray reviewed selected financial data for CancerVax and compared this to available financial, operating and stock market data for selected publicly traded companies in the biopharmaceutical industry that Piper Jaffray believes have encountered clinical delays, negative clinical results or other circumstances similar to those encountered by CancerVax. Piper Jaffray selected these companies based on information obtained by searching Securities and Exchange Commission filings, public company disclosures, press releases, industry and popular press reports, databases and other sources. Piper Jaffray identified and analyzed eight such comparable companies, as well as an additional three such comparable companies that were involved in a reverse merger transaction (with values compared immediately prior to the announcement of such reverse merger transactions):

Comparable Pharmaceutical Companies:

• Advancis Pharmaceutical Corporation	• Inex Pharmaceuticals Corporation
• Aphton Corporation	• IntraBiotics Pharmaceuticals, Inc.
• Axonyx Inc.	• NeoRx Corporation
• Cellegy Pharmaceuticals, Inc.	• Praecis Pharmaceuticals Incorporated

Comparable Pharmaceutical Companies Involved in a Reverse Merger Transaction:

• Corgentech Inc.	• Xcyte Therapies, Inc.
• Maxim Pharmaceuticals, Inc.

The financial data analyzed as part of this analysis included, among other things:

		Comparable Biopharmaceutical Companies
	CancerVax(1)	Low	Median	Mean	High
		(In millions)

Equity Value	$38.7	$4.5	$29.5	$29.1	$45.5
Net Cash(2)	$32.9	$(2.8)	$22.5	$29.6	$66.9
Enterprise Value	$5.8	$(21.4)	$1.0	$(0.2)	$21.5

(1)	As of December 30, 2005.

(2)	Estimated as of December 31, 2005. CancerVax’s estimated net cash based on CancerVax management projection.

		Comparable Biopharmaceutical Companies
		(Immediately Prior to Reverse Merger Transaction)
	CancerVax(1)	Low	Median	Mean	High
		(In millions)

Equity Value	$38.7	$9.0	$38.3	$41.1	$75.9
Net Cash(2)	$32.9	$22.1	$23.0	$44.7	$89.1
Enterprise Value	$5.8	$(13.2)	$(13.1)	$(3.6)	$15.4

(1)	As of December 30, 2005.

(2)	Estimated as of December 31, 2005. CancerVax’s estimated net cash based on CancerVax management projection.

Comparable M&A Transactions Analysis

Piper Jaffray reviewed selected financial data for CancerVax and compared this data to corresponding data from a group of five selected merger and acquisition transactions, which Piper Jaffray believed to be comparable to this transaction. Each of the five comparable merger and acquisition transactions involved a public-to-public merger announced and completed since January 1, 2002 and a target company whose cash and equivalents comprised a significant percentage of the target’s assets. Piper Jaffray identified and analyzed five such transactions:

•	GenVec, Inc.’s acquisition of Diacrin, Inc.

•	Inflazyme Pharmaceuticals Ltd.’s acquisition of GLYCODesign, Inc.

•	Dendreon Corporation’s acquisition of Corvas International, Inc.

•	Hyseq, Inc.’s acquisition of Variagenics, Inc.

•	Exelixis, Inc.’s acquisition of Genomica Corporation

The financial data analyzed as part of this analysis included, among other things:

		Comparable Transaction Values
	CancerVax	Low	Median	Mean	High
		(Dollars in millions)

Equity Value	$38.7	$8.2	$53.6	$57.7	$110.0
Enterprise Value	$5.8	$(4.5)	$(0.8)	$(1.7)	$0.4
Estimated Cash at Close(1)	$19.1	$7.0	$47.2	$52.7	$109.0
Implied Premium of Equity Value to Estimated Cash at Close	101.9%	0.9%	15.8%	13.1%	18.3%

(1)	Based on financial statements and public information. CancerVax’s estimated cash at close (not including restricted cash) based on CancerVax management estimates (estimated close of the merger transaction on March 31, 2006).

Although the summary set forth above does not purport to be a complete description of the analyses performed by Piper Jaffray, the material analyses performed by Piper Jaffray in rendering its opinion have been summarized above. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Jaffray opinion. In arriving at its opinion, Piper Jaffray considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Instead, Piper Jaffray made its determination as to the fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. No company or transaction used in the above analyses as a comparison is directly comparable to CancerVax, Micromet or the proposed merger.

The analyses were prepared solely for purposes of Piper Jaffray providing its opinion to the CancerVax board of directors that, as of the date of the opinion, the Merger Consideration to be paid by CancerVax to the holders of common stock of Micromet Parent in the merger was fair, from a financial point of view, to CancerVax. These analyses do not purport to be appraisals or valuations. In performing its analyses, Piper Jaffray made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. The analyses performed by Piper Jaffray are based upon forecasts by CancerVax and Micromet management of future results, which are not necessarily indicative of actual values or actual future results and may be significantly more or less favorable than suggested by these analyses. These analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Jaffray does not assume responsibility if future results are materially different from those forecasted.

Piper Jaffray relied upon and assumed the accuracy, completeness and fairness of the information provided to it by CancerVax and Micromet or otherwise made available to it, and did not assume the responsibility to independently verify this information. Each of CancerVax and Micromet has advised Piper Jaffray that they do not publicly disclose internal financial information of the type provided to Piper Jaffray and that such information was prepared for financial planning purposes and not with the expectation of public disclosure. Piper Jaffray also assumed, in reliance upon the assurances of the management of CancerVax and Micromet, that the information provided to Piper Jaffray by CancerVax and Micromet was prepared on a reasonable basis in accordance with industry practice and the management of CancerVax and Micromet was not aware of any information or facts that would make the information provided to Piper Jaffray incomplete or misleading. With respect to financial forecasts, projections and other estimates and business outlook information reviewed by Piper Jaffray, Piper Jaffray assumed that such information reflected the best currently available estimates and judgments of the management of CancerVax and Micromet and was based on reasonable assumptions. Piper Jaffray expressed no opinion as to such financial forecasts and other estimates and business outlook information or the assumptions on which they are based. In arriving at its opinion, Piper Jaffray relied, with CancerVax’s board of directors’ consent, on advice of the outside counsel and the independent accountants provided to CancerVax and Micromet, and on the assumptions of the management of CancerVax and Micromet, as to all accounting, legal, tax and financial reporting matters with respect to CancerVax, Micromet and the merger agreement, including, without limitation, the amount of the Merger Consideration.

Piper Jaffray assumed, with CancerVax’s board of directors’ consent, (a) that the merger will qualify as a tax-free reorganization under the United States Internal Revenue Code, (b) that the merger will be completed on the terms set forth in the merger agreement reviewed by Piper Jaffray, without amendments and with full satisfaction of all covenants, conditions and obligations without any waiver, and (c) that all necessary regulatory approvals and consents required for the merger will be obtained in a manner that will not adversely affect CancerVax, Micromet or the contemplated benefits of the merger.

Piper Jaffray did not assume responsibility for performing, and did not perform, any appraisals or valuations of specific assets or liabilities (fixed, contingent or other) of CancerVax or Micromet and was not furnished with any appraisals or valuations. Piper Jaffray made no physical inspection of the facilities of either entity in connection with rendering the opinion. The analyses performed by Piper Jaffray were going concern analyses. Piper Jaffray expressed no opinion regarding the liquidation value of any entity. Without limiting the generality of the foregoing, Piper Jaffray did not undertake any independent analysis of any outstanding, pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which CancerVax, Micromet or any of CancerVax’s or Micromet’s respective affiliates was a party or may be subject, and at the direction of the CancerVax board of directors, and with its consent, Piper Jaffray’s opinion made no assumption concerning, and therefore did not consider, the potential effects of litigation, claims, investigations, or possible assertions of claims, or the outcomes or damages arising out of any such matters. Further, notwithstanding the analyses Piper Jaffray performed were going concern analyses, Piper Jaffray expressed no opinion as to the viability of CancerVax following the merger, including the potential for or timing of commercialization of any product or service, the nature and extent of CancerVax’s financing needs or the ability of CancerVax to satisfy any such financing needs.

Piper Jaffray’s opinion was necessarily based on the information available to it, the facts and circumstances as they existed and were subject to evaluation as of the date of the opinion; events occurring after the date of the opinion could materially affect the assumptions used by Piper Jaffray in preparing its opinion. Piper Jaffray expressed no opinion as to the prices at which shares of CancerVax or Micromet have traded or may trade following announcement of the merger or at any future time after the date of the opinion. Piper Jaffray has not undertaken and is not obligated to affirm or revise its opinion or otherwise comment on any events occurring after the date it was given.

While Piper Jaffray rendered its opinion and provided certain analyses to the board of directors of CancerVax, Piper Jaffray was not requested to, and did not make, any recommendation to the board of directors as to the specific form or amount of the consideration to be paid by CancerVax in the merger, which was determined through negotiations between CancerVax and Micromet. Piper Jaffray’s written opinion, which was addressed to CancerVax’s board of directors, addresses only the fairness, from a financial point of view, to CancerVax of the Merger Consideration to be paid by CancerVax to the holders of common stock of Micromet Parent in the merger as of the date of the opinion, does not address any other terms or agreement relating to the merger, and does not address CancerVax’s underlying business decision to proceed with, or effect, the merger or structure thereof, or the relative merits of the merger compared to any alternative business strategy or transaction in which CancerVax might engage. Although CancerVax engaged directly in an extensive effort to solicit a business combination, except for a limited number of parties with which Piper Jaffray made contact about a possible business combination, Piper Jaffray was not requested to solicit, and did not solicit, any business combination involving CancerVax or any other alternative transaction.

Piper Jaffray is a nationally recognized investment banking firm and is regularly engaged as a financial advisor in connection with mergers and acquisitions, underwritings and secondary distributions of securities and private placements. The CancerVax board of directors selected Piper Jaffray to render its fairness opinion in connection with the proposed merger on the basis of its experience and reputation in acting as a financial advisor in connection with mergers and acquisitions. In the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of CancerVax for its own account or the account of its customers and, accordingly, it may at any time hold a long or short position in such securities. Piper Jaffray has provided investment banking services to CancerVax from time to time for compensation and Piper Jaffray may seek to provide investment banking services to CancerVax and Micromet in the future, for which Piper Jaffray may receive compensation. In particular, Piper Jaffray was a co-managing underwriter of CancerVax’s initial public offering in October 2003 for which it received customary fees. Piper Jaffray also makes a market in CancerVax common stock.

Piper Jaffray acted as financial advisor to CancerVax in connection with the merger and, under the terms of CancerVax’s engagement letter with Piper Jaffray, Piper Jaffray will receive from CancerVax upon consummation of the merger a fee equal to $1,250,000 (less a $100,000 retainer previously paid). The opinion fee was not contingent upon the consummation of the merger. Whether or not the proposed merger is consummated, CancerVax has also agreed to reimburse Piper Jaffray for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of services performed by Piper Jaffray in rendering its opinion to the CancerVax board of directors.

Interests of CancerVax’s Executive Officers and Directors in the Merger

In considering the recommendation of the CancerVax board of directors with respect to issuing shares of CancerVax common stock as contemplated by the merger agreement, CancerVax stockholders should be aware that certain members of the board of directors and executive officers of CancerVax have interests in the merger that are different from, or in addition to, their interests as CancerVax stockholders. These interests present a conflict of interest. The CancerVax board of directors was aware of these conflicts of interest during its deliberations on the merits of the merger and in making its decision in approving the merger, the merger agreement and the related transactions.

Board of Directors and Management

David F. Hale is the President and CEO, a member of the board of directors, a stockholder and a holder of options to purchase stock of CancerVax. Hazel M. Aker is the General Counsel and Secretary, a stockholder and a holder of options to purchase stock of CancerVax. William R. LaRue is the Chief Financial Officer, a stockholder and a holder of options to purchase stock of CancerVax. Upon closing of the merger, David F. Hale will become the Chairman of the board of directors of the combined corporation, Hazel Aker will become Senior Vice President and General Counsel of the combined corporation and William LaRue will become Senior Vice President and Chief Financial Officer of the combined corporation. David F. Hale, Hazel Aker and William LaRue participated in the negotiation and approval of the terms of the merger on behalf of CancerVax, following disclosure of all material facts regarding their respective interests (or potential interests) in the merger.

As of December 31, 2005, entities affiliated with Forward Ventures IV, L.P. beneficially owned approximately 5.3% of CancerVax common stock (on an as-converted basis). Following the merger, these entities will own approximately 1.7% of CancerVax common stock. Ivor Royston, M.D., the managing member of Forward IV Associates, L.L.C., which is the general partner of Forward Ventures IV, L.P., is the current chairman of the board of CancerVax. As of December 31, 2005, Dr. Royston owned exercisable options to purchase 16,666 shares of common stock and Colette Royston, Dr. Royston’s wife, owned 12,130 shares of CancerVax common stock.

Following the merger, in addition to David F. Hale, current CancerVax board members Phillip Schneider, Michael Carter and Barclay Phillips will continue to serve on the board of directors of the combined corporation.

Ownership Interest

As of December 31, 2005, all directors and executive officers of CancerVax, together with their affiliates, beneficially owned 37.2% of the shares of CancerVax common stock. Approval of the merger requires the affirmative vote of the holders of a majority of CanverVax’s outstanding common stock. Certain CancerVax officers and directors, and their affiliates, have also entered into voting agreements in connection with the merger. The voting agreements are discussed in greater detail under the caption “Voting Agreements” beginning on page 112.

For a more complete description of the interests of current and former officers and directors of CancerVax, please see the section entitled “CancerVax Security Ownership by Certain Beneficial Owners” on page 156 of this proxy statement/prospectus.

Equity Compensation Plans

Amended and Restated 2003 Equity Incentive Award Plan and the Third Amended and Restated 2000 Stock Incentive Plan

Under the 2003 Equity Incentive Award Plan and the 2000 Stock Incentive Plan, if an option or award holder’s employment or service relationship is terminated in connection with a change of control, including the proposed merger, of CancerVax or as a result of an involuntary termination other than for cause or by the option or award holder for good reason (other than in connection with a general reduction in workforce) within two years following the merger, that option or award holder’s outstanding options or awards will become 100% vested and exercisable immediately.

Employment Agreements

David F. Hale

David F. Hale’s employment with CancerVax will be terminated upon the closing of the merger. Mr. Hale’s amended and restated employment agreement provides that, upon his termination of employment following the closing of the merger, he will be entitled to receive 18 months of salary continuation payments, an amount equal to the average of his bonuses for the three fiscal years prior to the date of termination, payable over an 18 month period commencing on the date of termination, healthcare and life insurance benefits continuation at CancerVax’s expense for 18 months, plus $15,000 towards outplacement services.

Mr. Hale’s amended and restated employment agreement also provides that, upon his termination of employment following the closing of the merger, all of Mr. Hale’s unvested stock awards will become immediately vested.

Other Employment Agreements

On November 15, 2005, CancerVax entered into amended and restated employment agreements with the following executives: Hazel M. Aker, Debra J. Arnold, Guy Gammon, Robert L. Jones, William R. LaRue, John Petricciani, and Dennis E. Van Epps. On June 14, 2005, CancerVax entered into an employment agreement with Carol Gallagher. On June 23, 2005, CancerVax entered into an employment agreement with Jeffrey S. Silverman. Of these executives, the employment of the following has recently been terminated without cause by CancerVax: Carol Gallagher (effective March 15, 2006); Jeff Silverman (effective March 15, 2006); and Dennis Van Epps (effective April 15, 2006). The employment of each of Debra Arnold, Robert Jones and John Petricciani was terminated effective December 16, 2005.

The employment agreements with the above executives provide the executives with certain severance benefits in the event his or her employment is terminated. The employment agreements provide that, in the event the executive’s employment is terminated by CancerVax other than for cause or if the executive resigns for good reason, he or she will receive 12 months of salary continuation payments, an amount equal to the average of his or her annual bonuses for the three fiscal years prior to the termination, prorated for the period during the fiscal year that the executive was employed, healthcare and life insurance benefits continuation at CancerVax’s expense for 12 months, plus $15,000 towards outplacement services. If such termination or resignation occurs more than six months prior to or more than 12 months following a change of control of CancerVax, including the proposed merger, that portion of the executive’s stock awards which would have vested if he or she had remained employed for an additional 12 months will immediately vest on the date of termination.

The employment agreements also provide that, in the event of a change of control, including the proposed merger, 50% of each executive’s unvested stock awards will immediately become vested. In addition, with respect to stock awards granted prior to the date of the employment agreements, if the executive’s employment is terminated by CancerVax other than for cause or if he or she resigns with good reason within 12 months following the merger of CancerVax, any remaining unvested portion of such stock awards will immediately vest on the date of termination. With respect to stock awards granted on or after the date of the employment agreements, if such termination occurs within six months prior to or within 12 months following the merger of CancerVax, any remaining unvested portion of such stock awards will immediately vest on the later of the date of termination or the date of the change of control.

Interests of Micromet’s Executive Officers and Directors in the Merger

In considering the recommendation of the supervisory board of Micromet with respect to approving the merger, the Micromet Reorganization and the transactions contemplated by the merger agreement, Micromet shareholders should be aware that certain members of the supervisory board of Micromet and executive officers of Micromet have interests in the merger that are different from, or in addition to, their interests as Micromet shareholders. These interests present a conflict of interest. The Micromet supervisory board was aware of these conflicts of interest during its deliberations on the merits of the merger and in making its decision in approving the Micromet Reorganization, the merger, the merger agreement and the related transactions.

Supervisory Board and Management

Christian Itin is the Chief Executive Officer of Micromet and a shareholder and holder of options to purchase ordinary shares of Micromet. Patrick A. Baeuerle is the Chief Scientific Officer of Micromet and a shareholder and holder of options to purchase ordinary shares of Micromet. Gregor K. Mirow is the Chief Financial Officer and Chief Operating Officer of Micromet and a shareholder and holder of options to purchase ordinary shares of Micromet. Carsten Reinhardt is the Senior Vice President, Clinical Development of Micromet. Upon consummation of the Micromet Reorganization, each of Drs. Itin, Baeuerle and Mirow will be stockholders and optionholders of Micromet Parent and will receive shares of CancerVax common stock in the merger and have their options to purchase Micromet Parent common stock assumed by CancerVax.

Upon the closing of the merger, Dr. Itin will become the President and Chief Executive Officer of the combined corporation, Dr. Baeuerle will become Senior Vice President and Chief Scientific Officer of the combined corporation, Dr. Mirow will become Senior Vice President of Operations of the combined corporation and Dr. Reinhardt will become Senior Vice President, Clinical Development of the combined corporation. Each of Drs. Itin and Mirow participated in the negotiation and approval of the terms of the merger on behalf of Micromet following disclosure of all material facts regarding their respective interests (or potential interests) in the merger.

Following the merger, current members of the Micromet supervisory board Jerry Benjamin, John Berriman, Michael Carter and Otello Stampacchia will continue to serve on the board of directors of the combined company. Dr. Carter is a current director of CancerVax.

Supervisory Board and Executive Officers Stock Ownership

As of January 31, 2006, all directors and executive officers of Micromet, together with their affiliates, beneficially owned 34.7% of the ordinary shares of Micromet, 55.3% of the Micromet preference shares series (A new) and 61.4% of the Micromet preference shares series (B new). Upon consummation of the Micromet Reorganization, all directors and executive officers of Micromet, together with their affiliates, will own approximately 58.6% of the outstanding common stock of Micromet Parent. Consummation of the Micromet Reorganization requires approval of at least 55% of the Micromet AG preference shares series (B new). Certain of the officers and directors of Micromet, and their affiliates, have also entered into voting agreements in connection with the merger. The voting agreements are discussed in greater detail under the caption “Voting Agreements” beginning on page 112.

As of January 31, 2006, Omega Fund beneficially owned no ordinary shares of Micromet, 10.8% of the Micromet preference shares series (A new) and 22.8% of the Micromet preference shares series (B new). Upon consummation of the Micromet Reorganization, Omega Fund I, L.P. will own approximately 18.0% of the outstanding common stock of Micromet Parent. Following the merger, based on shares outstanding as of January 30, 2006, Omega Fund I, L.P. will own approximately 12.1% of the common stock of the combined company. Otello Stampacchia, Chief Investment Adviser to Omega Fund I, L.P., is a current director of Micromet and has been nominated for election to the CancerVax board of directors at the effective time of the merger.

As of January 31, 2006, entities affiliated with 3i Group plc beneficially owned no ordinary shares of Micromet, 13.4% of the Micromet preference shares series (A new) and 18.5% of the Micromet preference shares series (B new). Upon consummation of the Micromet Reorganization, 3i Group plc will own approximately 16.2% of the outstanding common stock of Micromet Parent. Following the merger, based on shares outstanding as of January 30, 2006, 3i Group plc will own approximately 10.9% of the common stock of the combined company. Clemens Doppler, a director of 3i, is a current director of Micromet but will not remain on the board of directors of the combined company.

As of January 31, 2006, entities affiliated with Schroder Venture Managers Limited (the “Schroders Entities”) beneficially owned no ordinary shares of Micromet, 6.7% of the Micromet preference shares series (A new) and 2.8% of the Micromet preference shares series (B new). Upon consummation of the Micromet Reorganization, the Schroders entities will own approximately 4.1% of the outstanding common stock of Micromet Parent. Following the merger, based on shares outstanding as of January 30, 2006, the Schroders Entities will own approximately 2.8% of the common stock of the combined company. As of January 31, 2006, International Biotechnology Trust plc beneficially owned 0.5% of the ordinary shares of Micromet, 8.1% of the Micromet preferred shares series (A new) and 11.1% of the Micromet preferred series (B new). Upon consummation of the Micromet reorganization, International Biotechnology Trust will own approximately 9.8% of the outstanding common stock of Micromet Parent. International Biotechnology Trust also owns 386,502 shares of CancerVax common stock. Following the merger, based on shares outstanding as of January 30, 2006, International Biotechnology Trust will own approximately 7.1% of the common stock of the combined company. Dr. Michael Carter, venture partner at SV Life Science Advisers LLP, advisor to the manager of Schroder Ventures International Life Sciences Fund and to the manager of International Biotechnology Trust plc, is a current director of both Micromet and CancerVax, and will remain on the board of directors of the combined company.

As of January 31, 2006, entities affiliated with Advent Venture Partners beneficially owned approximately 0.5% of the ordinary shares of Micromet, 24.4% of the Micromet preference shares series (A new) and 17.3% of the Micromet preference shares series (B new). Upon consummation of the Micromet Reorganization, the Advent entities will own approximately 19.5% of the outstanding common stock of Micromet Parent. Following the merger, based on shares outstanding as of January 30, 2006, the entities affiliated with Advent Venture Partners will own approximately 13.1% of the common stock of the combined company. Jerry Benjamin, a partner of Advent Venture Partners, is a current director of Micromet and has been nominated for election to the CancerVax board of directors at the effective time of the merger.

Combined Company Board of Directors

Following the merger, the board of directors of CancerVax will be David F. Hale (who will serve as Chairman), Phillip Schneider, Michael Carter, Barclay Phillips, Christian Itin, Jerry Benjamin, Otello Stampacchia, John Berriman and an additional member to be identified by Micromet prior to the closing of the merger.

Indemnification; Directors’ and Officers’ Insurance

For six years after the closing of the merger, CancerVax has agreed to maintain in effect, for the benefit of each individual who is an officer or director of Micromet Parent, Micromet or CancerVax at date of the merger agreement, the existing director’s and officer’s insurance policies or an insurance and indemnification policy that is not less favorable than the existing director’s and officer’s insurance policies. CancerVax shall not, however, be required to pay an annual premium for such director’s and officer’s insurance policy that is in excess of 200% of the last annual premium paid by CancerVax for the existing director’s and officer’s insurance policies prior to the merger agreement.

Employment Agreements

In October 2002, Micromet entered into an employment agreement with Dr. Christian Itin, its chief executive officer, which was amended in October 2005. Dr. Itin currently receives an annual base salary of €260,000 and he is eligible to receive an annual performance bonus in the amount of €60,000. His employment can be terminated with twelve months’ prior notice, or for good cause at any time. In the event of disability, Dr. Itin would be paid his salary for six months. Dr. Itin is subject to a non-compete obligation for a period of twelve months following the termination of his employment. During the period of the non-compete obligation, Dr. Itin will be paid the statutorily required amounts under German law, but in no event less than 50% of his salary immediately preceding his termination. In addition, Micromet maintains disability and life insurance for Dr. Itin.

In October 2002, Micromet entered into an employment agreement with Prof. Patrick A. Baeuerle, its chief scientific officer, which was amended in October 2005. Prof. Baeuerle currently receives an annual base salary of €230,000 and is eligible to receive an annual performance bonus in the amount of €50,000. The other terms of his employment are substantially the same as described above for Dr. Itin.

In October 2002, Micromet entered into an employment agreement with Dr. Gregor Mirow, its chief financial officer and chief operating officer, which was amended in October 2005. Dr. Mirow currently receives an annual base salary of €187,000 and is eligible to receive an annual performance bonus in the amount of €40,000. The other terms of his employment are substantially the same as described above for Dr. Itin.

In June 2005, Micromet entered into an employment agreement with Dr. Carsten Reinhardt, M.D., Ph.D., its senior vice president of clinical development, which was amended in October 2005. Dr. Reinhardt currently receives an annual base salary of €180,000 and is eligible to receive an annual performance bonus in the amount of €40,000. The other terms of his employment are substantially the same as described above for Dr. Itin.

In connection with, and effective upon the closing of, the merger, it is anticipated that the existing employment agreements between Micromet and Drs. Itin, Baeuerle, Mirow and Reinhardt will be cancelled and replaced with agreements between such individuals and the combined entity. The terms of such agreements have not been finalized and remain subject to negotiation.

Micromet, Inc. 2006 Equity Incentive Award Plan

It is anticipated that immediately prior to the merger, Micromet Parent shall issue to certain officers, directors, founders and employees of Micromet options to acquire up to 366,472 shares of Micromet Parent common stock. Such options are being issued to provide incentives to such individuals and shall be issued, in part, to replace current Micromet options that will not be exchanged in the Micromet Reorganization or assumed by CancerVax in the merger. The options will be issued by Micromet Parent under a to-be-adopted Micromet, Inc. 2006 Equity Incentive Award Plan, which shall be substantially similar to the CancerVax Amended and Restated 2003 Equity Incentive Award Plan. For a given participant under the 2006 Equity Incentive Award Plan, 50% of the options granted to such individual shall vest upon grant, with the remaining 50% vesting ratably on a monthly basis over the 24 months following the date of grant. The exercise price for such options shall be set at 25% of the closing price of a share of CancerVax common stock on the date immediately preceding the date of grant of the option (as adjusted for the exchange ratio). In the merger, such options shall become options to acquire shares of CancerVax common stock in accordance with the terms of the merger agreement and as described in this proxy statement/prospectus under “The Merger Agreement — Micromet Parent Stock Options.”

Material Federal Income Tax Consequences

The following discussion summarizes the material U.S. federal income tax considerations of the merger that are expected to apply generally to Micromet Parent stockholders upon an exchange of their Micromet Parent common stock for CancerVax common stock in the merger. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing regulations under the Code and current administrative rulings and court decisions, all of which are subject to change. Any change, which may or may not be retroactive, could alter the tax consequences to CancerVax, Micromet Parent or the stockholders of Micromet Parent as described in this summary. In addition, this summary assumes the truth and satisfaction of the statements and conditions described below as the basis for the tax opinion of Cooley Godward LLP. No attempt has been made to comment on all U.S. federal income tax consequences of the merger that may be relevant to particular holders, including holders who:

•	are subject to special tax rules such as dealers in securities, foreign persons, mutual funds, regulated investment companies, real estate investment trusts, insurance companies or tax-exempt entities;

•	are subject to the alternative minimum tax provisions of the Code;

•	acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions;

•	hold their shares as a hedge or as part of a hedging, straddle or other risk reduction strategy; or

•	do not hold their shares as capital assets; or

•	acquired their Micromet Parent common stock upon exercise of a warrant.

In addition, the following discussion does not address the tax consequences of the merger under state, local and foreign tax laws. Furthermore, the following discussion does not address any of the following:

•	the tax consequences of transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, the reorganization in which Micromet shareholders will exchange their interests for shares of common stock of Micromet Parent and Micromet will become a wholly owned subsidiary of Micromet Parent, or transactions in which Micromet shares are acquired or CancerVax shares are disposed of;

•	the tax consequences to holders of options issued by Micromet Parent which are assumed by CancerVax in connection with the merger; or

•	the tax implications of a failure of the merger to qualify as a reorganization.

Accordingly, holders of Micromet shares who will become holders of Micromet Parent common stock as part of the Micromet Reorganization are advised and expected to consult their own tax advisors regarding the federal income tax consequences of the merger in light of their personal circumstances and the consequences of the merger under state, local and foreign tax laws.

As set forth in the merger agreement, Cooley Godward LLP will render a tax opinion that the merger will constitute a reorganization within the meaning of Section 368 of the Code, or a Reorganization. The tax opinion discussed in this section is conditioned upon certain assumptions stated in the tax opinion and is based on the truth and accuracy, as of the completion of the merger, of certain representations and other statements made by CancerVax and Micromet in certificates delivered to counsel. If any such representations and other statements made in such certificates are inaccurate, or by the consummation of the merger becomes inaccurate, then the tax opinion may no longer be valid.

No ruling from the Internal Revenue Service has been or will be requested in connection with the merger. In addition, stockholders of Micromet Parent should be aware that the tax opinion discussed in this section is not binding on the IRS, and the IRS could adopt a contrary position and a contrary position could be sustained by a court.

Subject to the assumptions and limitations discussed above, it is the opinion of Cooley Godward LLP, tax counsel to Micromet and Micromet Parent, that the merger will be treated for U.S. federal income tax purposes as a reorganization. Accordingly, the following material U.S. federal income tax consequences will result:

•	CancerVax, Merger Sub, Micromet Parent and Micromet will each be a party to the reorganization;

•	CancerVax, Merger Sub, Micromet Parent and Micromet will not recognize any gain or loss solely as a result of the merger;

•	stockholders of Micromet Parent will not recognize any gain or loss upon the receipt of solely CancerVax common stock for their Micromet Parent common stock, other than with respect to cash received in lieu of fractional shares of CancerVax common stock;

•	the aggregate tax basis of the shares of CancerVax common stock received by a Micromet Parent stockholder in the merger (including any fractional share deemed received) will be the same as the aggregate basis of the shares of Micromet Parent common stock surrendered in exchange therefor;

•	the holding period of the shares of CancerVax common stock received by a Micromet Parent stockholder in the merger will include the holding period of the shares of Micromet Parent common stock surrendered in exchange therefor; and

•	cash payments received by Micromet Parent stockholders in lieu of fractional shares will be treated as if such fractional shares of CancerVax common stock were issued in the merger and then sold. A stockholder of Micromet Parent who receives such cash will recognize gain or loss equal to the difference, if any, between such stockholder’s basis in the fractional share and the amount of cash received. Such gain or loss will be a capital gain or loss and any such capital gain will be long-term capital gain if the Micromet Parent common stock was held by such stockholder as a capital asset at the effective time of the merger and such stockholder’s holding period for his, her or its Micromet Parent common stock is more than one year.

Micromet Parent stockholders are required to attach a statement to their tax returns for the year in which the merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the stockholder’s tax basis in the stockholder’s Micromet Parent common stock and a description of the CancerVax common stock received.

The preceding discussion is intended only as a summary of certain U.S. federal income tax consequences of the merger and does not purport to be a complete analysis or discussion of all of the merger’s potential tax effects. Micromet shareholders who will become stockholders of Micromet Parent are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including tax return reporting requirements, and the applicability and effect of federal, state, local and other applicable tax laws.

Anticipated Accounting Treatment

The merger will be treated by CancerVax as a reverse merger under the purchase method of accounting in accordance with U.S. generally accepted accounting principles. For accounting purposes, Micromet is considered to be acquiring CancerVax in this transaction. Therefore, the aggregate consideration paid in connection with the merger, together with the direct costs of acquisition, will be allocated to CancerVax’s tangible and intangible assets and liabilities based on their fair market values. The assets and liabilities and results of operations of CancerVax will be consolidated into the results of operations of Micromet as of the effective date of the merger. These allocations will be based upon a valuation that has not yet been finalized.

No Appraisal Rights

Under Delaware law, Micromet Parent stockholders and holders of CancerVax common stock are not entitled to appraisal rights in connection with the merger.

Regulatory Approvals

As of the date of this proxy statement/prospectus, neither CancerVax nor Micromet or Micromet Parent is required to make filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the merger. In the United States, CancerVax must comply with applicable federal and state securities laws and the rules and regulations of the Nasdaq National Market in connection with the issuance of shares of CancerVax common stock in the merger and the filing of this proxy statement/prospectus with the SEC.

Restrictions on Resales

The shares of CancerVax common stock to be received by Micromet Parent stockholders in the merger will be registered under the Securities Act of 1933 and, except as described in this section, may be freely traded without restriction. CancerVax’s registration statement on Form S-4, of which this proxy statement/prospectus is a part, does not cover the resale of shares of CancerVax common stock to be received in connection with the merger by persons who are deemed to be “affiliates” of Micromet or Micromet Parent The shares of CancerVax common stock to be issued in the merger and received by persons who are deemed to be “affiliates” of Micromet or Micromet Parent may be resold by them only in transactions registered under the Securities Act of 1933, exempt from registration by the resale provisions of Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. Persons who are deemed to be “affiliates” of Micromet or Micromet Parent prior to the merger include individuals or entities that control, are controlled by, or are under common control with Micromet or Micromet Parent and may include officers and directors, as well as principal stockholders, of Micromet or Micromet Parent. Affiliates of Micromet and Micromet Parent will be notified separately of their affiliate status.

The merger agreement provides that Micromet will use commercially reasonable efforts to secure signed affiliate agreements from all persons who are, become or might be deemed to be affiliates of Micromet or Micromet Parent, and who will receive CancerVax common stock in connection with the merger. These affiliate agreements provide that these persons will not sell, transfer or otherwise dispose of their shares of CancerVax common stock unless they do so in compliance with securities laws governing sales by affiliates.

Under the terms of the merger agreement, CancerVax has agreed to file as soon as practicable, and in any event within 45 days after the effective time of the merger, a resale registration statement to cover the resale by former affiliates of Micromet Parent and Micromet of shares of CancerVax common stock received by such stockholders in the merger. In addition, CancerVax agreed to use commercially reasonable efforts to keep the resale registration statement continuously effective until the earlier of the date upon which all of the shares held by such stockholders may be resold under Rule 145 without restriction and the date upon which all such shares have been sold pursuant to the resale registration statement.

THE MERGER AGREEMENT

The following description describes the material terms of the merger agreement. This description of the merger agreement is qualified in its entirety by reference to the full text of the merger agreement which is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference. The merger agreement has been included to provide you with information regarding its terms. We encourage you to read the entire merger agreement. The merger agreement is not intended to provide any other factual information about CancerVax, Micromet or Micromet Parent. Such information can be found elsewhere in this proxy statement/prospectus and in the case of CancerVax, in the other public filings CancerVax makes with the Securities and Exchange Commission, which are available without charge at www.sec.gov.

Micromet Reorganization

In order to facilitate the merger, Micromet Parent has been formed as a new corporation, which has not had any operations to date and which will not have any operations other than to effectuate the Micromet Reorganization and to merge with Merger Sub. As part of the Micromet Reorganization, all Micromet ordinary shares, Preference Shares Series (A new) and Preference Shares Series (B new) will be exchanged for shares of Micromet Parent common stock on a 1-for-1 basis. It is a condition to the completion of the merger that the Micromet Reorganization shall have occurred.

In order to effectuate the Micromet Reorganization, the stockholders of Micromet must exchange their shares of Micromet capital stock for shares of Micromet Parent common stock. The current Micromet Shareholders Agreement contains a drag-along provision that provides that stockholders holding 55% of the outstanding shares of Preference Shares Series (B new) electing to exchange their shares for shares of Micromet Parent common stock may force the remaining parties to the agreement, which includes all stockholders of Micromet other than Enzon Pharmaceuticals, Inc., to exchange their shares of Micromet capital stock for shares of Micromet Parent common stock. Therefore, in order to effectuate the Micromet Reorganization, and in order to complete the merger, holders of at least 55% of the outstanding shares of Preference Shares Series (B new) must elect to exchange all of their shares of Micromet capital stock for shares of Micromet Parent common stock. As of January 27, 2006 holders of 68.5% of Preference Shares Series (B new) have entered into agreements whereby they commit to exchange their shares in the Micromet Reorganization.

In addition, prior to the closing of the merger, Micromet Parent will establish the Micromet, Inc. 2006 Equity Incentive Award Plan, the Micromet Parent Plan. Pursuant to the Micromet Parent Plan, options to acquire up to 366,472 shares of Micromet Parent common stock will be issued by Micromet Parent prior to the closing of the merger. In the merger, these options will be exchanged for options to acquire shares of CancerVax common stock in accordance with the terms of the merger agreement. None of the existing options to acquire ordinary shares of Micromet will be exchanged in connection with the Micromet Reorganization and all such options will be terminated after the closing of the merger in accordance with their terms.

In the Micromet Reorganization, the warrants to acquire Micromet Preference Shares (A new) currently held by GATX/ETV will be exchanged for warrants to acquire shares of Micromet Parent common stock (the “Micromet Parent Warrants”). In the merger, these Micromet Parent Warrants will then be exchanged for warrants to acquire shares of CancerVax common stock in accordance with the terms of the merger agreement. Other than the warrants held by GATX/ETV, none of the existing warrants to acquire shares of Micromet capital stock will be exchanged in the Micromet Reorganization and all such warrants will expire to the extent unexercised as of the closing of the merger.

In the Micromet Reorganization, all outstanding debt instruments of Micromet will remain as debt obligations of Micromet, subject to the rights of MedImmune to convert some or all of its promissory note into capital stock of Micromet, as described below in “Convertible Promissory Note issued to MedImmune Ventures, Inc.” To the extent that MedImmune elects to convert some or all of its promissory note into capital stock of Micromet, these shares will be exchanged for shares of Micromet Parent common stock in the Micromet Reorganization and then converted into the right to receive shares of CancerVax common stock in the merger.

Immediately upon consummation of the Micromet Reorganization, all outstanding shares of Micromet capital stock will be held by Micromet Parent (with the potential exception of up to 16,836 shares of Micromet common stock currently held by Enzon Pharmaceuticals, Inc.), with Micromet Parent surviving the merger as a wholly-owned subsidiary of CancerVax.

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split of CancerVax common stock described in CancerVax’s Proposal No. 3.

Structure of the Merger

The merger agreement provides that at the effective time, Carlsbad Acquisition Corp., or Merger Sub, a wholly-owned subsidiary of CancerVax, will be merged with and into Micromet Parent. Upon the consummation of the merger, Micromet Parent will continue as the surviving corporation and will be a wholly-owned direct subsidiary of CancerVax.

Effective Time of the Merger

The merger agreement requires the parties to consummate the merger after all of the conditions to the consummation of the merger contained in the merger agreement are satisfied or waived, including the completion of the Micromet Reorganization and the approval of the issuance of shares of CancerVax common stock in the merger by the stockholders of CancerVax. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by CancerVax and Micromet Parent and specified in the certificate of merger. However, because the consummation of the merger may be subject to governmental and regulatory approvals and other conditions, we cannot predict the exact timing of the consummation of the merger.

Merger Consideration; Manner and Basis of Converting Shares

At the effective time, all shares of Micromet Parent capital stock will automatically be cancelled and Micromet Parent stockholders, together with holders of options, warrants and other rights to acquire shares of Micromet Parent common stock, will receive an aggregate number of shares of CancerVax common stock equal to 67.5% of the fully-diluted shares of the combined company. There will be no adjustment to the total number of shares of CancerVax common stock to be issued to Micromet Parent stockholders or holders of options, warrants or other rights to acquire shares of Micromet Parent common stock for changes in the market price of CancerVax common stock. Further, the merger agreement does not include a price-based termination right. Accordingly, the market value of the shares of CancerVax issued in connection with the merger will depend on the market value of the shares of CancerVax common stock at the time of effectiveness of the merger, and could vary significantly from the market value on the date of this document.

The fixed number of shares of CancerVax common stock to be issued in exchange for all shares of Micromet Parent stock at the consummation of the merger will be allocated among:

•	holders of Micromet Parent common stock;

•	holders of options to purchase Micromet Parent common stock (which shares of CancerVax will become issuable upon the exercise of options to purchase CancerVax common stock which are being issued in replacement of the outstanding options to purchase Micromet Parent common stock, as more fully described under “Micromet Parent Stock Options” below);

•	holder of warrants to purchase Micromet Parent common stock; and

•	holders of shares of capital stock of Micromet to the extent such shares have not been exchanged for shares of Micromet Parent common stock in the Micromet Reorganization.

The shares of CancerVax common stock to be issued in connection with the merger will be allocated to the Micromet Parent stockholders and holders of options, warrants and other rights to acquire shares of Micromet Parent common stock on a pro rata basis.

Fractional Shares

No fractional shares of CancerVax common stock will be issued in the merger. Instead, each Micromet Parent stockholder otherwise entitled to a fractional share of CancerVax common stock (after aggregating all fractional shares of CancerVax common stock issuable to such stockholder) will be entitled to receive in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing sale price for one share of CancerVax common stock as quoted on the Nasdaq National Market on the date the merger becomes effective.

Surrender of Micromet Parent Stock Certificates

The merger agreement provides that, promptly after the effective time of the merger, CancerVax will deposit with a reputable bank or trust company, as the exchange agent, stock certificates representing the shares of CancerVax common stock issuable to the Micromet Parent stockholders and a sufficient amount of cash to make payments in lieu of fractional shares.

The merger agreement provides that, as promptly as practicable following the effective time of the merger, the exchange agent for the merger will mail to each record holder of Micromet Parent common stock immediately prior to the effective time of the merger and after giving effect to the Micromet Reorganization a letter of transmittal and instructions for surrendering and exchanging the record holder’s Micromet Parent stock certificates. Upon surrender of a Micromet Parent common stock certificate for exchange to the exchange agent, together with a duly signed letter of transmittal, and such other documents as the exchange agent may reasonably require, the holder of the Micromet Parent stock certificate will be entitled to receive the following:

•	a certificate representing CancerVax common stock; and

•	cash in lieu of any fractional share of CancerVax common stock.

The stock certificate so surrendered will be cancelled.

After the effective time, all holders of certificates representing shares of Micromet Parent common stock that were outstanding immediately prior to the effective time of the merger will cease to have any rights as stockholders of Micromet Parent. In addition, no transfer of Micromet Parent common stock after the effective time of the merger will be registered on the stock transfer books of Micromet Parent.

If any Micromet Parent stock certificate has been lost, stolen or destroyed, the owner of such certificate may deliver to the exchange agent an affidavit claiming such certificate has been lost, stolen or destroyed in order to receive the shares of CancerVax common stock issuable to the holder of such certificate.

From and after the effective time of the merger, until it is surrendered and exchanged, each certificate that previously evidenced Micromet Parent common stock will be deemed to represent only the right to receive shares of CancerVax common stock and cash in lieu of any fractional share of CancerVax common stock. CancerVax will not pay dividends or other distributions on any shares of CancerVax common stock to be issued in exchange for any unsurrendered Micromet Parent stock certificate until the Micromet Parent stock certificate is surrendered as provided in the merger agreement.

The Exchange Ratio

On the date that the merger closes, the parties will determine the aggregate number of shares of CancerVax common stock outstanding (assuming the exercise of all outstanding warrants to purchase shares of CancerVax common stock and the exercise of all outstanding options to purchase shares of CancerVax common stock that have exercise prices per share that are less than the greater of $3.31 and the average closing price for a share of CancerVax common stock for the five trading days immediately preceding the closing date, as well as all options issued after January 6, 2006 to the extent that such option grant has not been specifically approved by Micromet). This total number of shares of CancerVax common stock (subject to certain adjustments) will then be multiplied by the exchange ratio of 2.076923 to reflect the agreed-upon ownership allocation between Micromet Parent and CancerVax. The number of shares of CancerVax common stock to be delivered to Micromet Parent stockholders will be reduced to cover the shares of CancerVax common stock issuable upon exercise of Micromet Parent stock options, warrants and other rights to acquire Micromet Parent common stock that are being assumed by CancerVax in the merger, as well as any remaining shares of Micromet that were not exchanged for shares of Micromet Parent common stock in the Micromet Reorganization.

If the number of shares of common stock of CancerVax changes before the merger is completed because of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar event, then, by operation of the exchange ratio, an appropriate and proportionate adjustment will be made to the number of shares of CancerVax common stock to be issued to the Micromet Parent stockholders and holders of options, warrants and other rights to acquire shares of Micromet Parent common stock.

Micromet Parent Stock Options

At the effective time of the merger, each outstanding option granted by Micromet Parent to purchase shares of Micromet Parent common stock will be converted into an option to acquire CancerVax common stock having the same terms and conditions as the Micromet Parent stock option had before the effective time. The number of shares that the new CancerVax option will be exercisable for and the exercise price of the new CancerVax option will reflect the exchange ratio in the merger. The number of shares of CancerVax common stock issuable upon the exercise of each stock option will be rounded down to the nearest whole number of shares of CancerVax common stock, and the exercise price will be rounded up to the nearest whole cent. The number of shares of CancerVax common stock issuable upon exercise of the new CancerVax options is part of the 67.5% of the fully-diluted shares of the combined company described under “Merger Consideration; Manner and Basis for Converting Shares.” Current options to purchase Micromet shares will terminate after the closing of the merger in accordance with their terms.

CancerVax has agreed to file with the SEC, within 60 days after the effective date of the merger, a registration statement relating to the shares of CancerVax common stock issuable upon exercise of the new CancerVax options.

Micromet Parent Warrants

At the effective time of the merger, each outstanding warrant granted by Micromet Parent to purchase shares of Micromet Parent common stock will be converted into a warrant to acquire CancerVax common stock having the same terms and conditions as the Micromet Parent warrant had before the effective time. The number of shares that the new CancerVax warrant will be exercisable for and the exercise price of the new CancerVax warrant will reflect the exchange ratio in the merger. The number of shares of CancerVax common stock issuable upon the exercise of each warrant will be rounded down to the nearest whole number of shares of CancerVax common stock, and the exercise price will be rounded up to the nearest whole cent. The number of shares of CancerVax common stock issuable upon exercise of the new CancerVax warrants is part of the 67.5% of the fully-diluted shares of the combined company described under “Merger Consideration; Manner and Basis for Converting Shares.”

Convertible Promissory Note Issued to MedImmune Ventures, Inc.

In conjunction with the execution of a collaboration agreement between Micromet and MedImmune, Inc. in 2003, Micromet issued a €10,000,000 convertible note to MedImmune Ventures, Inc. The terms of that note, as amended on October 11, 2005, provide that the holder has the right, immediately prior to the effectiveness of the merger, to convert the note in full into Micromet preference shares series (A new) immediately prior to the effectiveness of the merger, if the pre-money valuation of Micromet is €120,000,000 or more; if the valuation is less, the conversion rate is a pro rata percentage determined as the pre-money valuation divided by €120,000,000, multiplied by one hundred. In the event that MedImmune elected to convert the applicable portion of the note into preference shares series (A new), such shares would be converted into shares of Micromet Parent common stock in the Micromet Reorganization, and into the right to receive the merger consideration in the merger. In addition, if the combined company after the merger holds more than €30,000,000 in cash, then MedImmune has the right (but not the obligation) to accelerate repayment of the loan in an amount equal to the principal balance multiplied by a fraction (A) the numerator of which is the amount of cash held by the combined company in excess of €30,000,000 and (B) the denominator of which is €30,000,000, to the extent such principal balance has not been converted as described in the immediately preceding sentence. As a result, if the combined company has at least €60,000,000 in cash, MedImmune may require the loan to be repaid in full. In each case, the remainder of the note remains outstanding until the due date in accordance with the terms of the note. The note bears interest at 4.5% per annum and is due in June 2010 unless earlier converted or repaid.

Representations and Warranties

The merger agreement contains customary representations and warranties of CancerVax (including Merger Sub) and Micromet Parent (including Micromet AG) made to, and solely for the benefit of, each other. The representations and warranties expire at the effective time of the merger. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that CancerVax and Micromet Parent have exchanged in connection with signing the merger agreement. While CancerVax and Micromet Parent do not believe that they contain information securities laws require the parties to publicly disclose other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they were only made as of the date of the merger agreement and are modified in important part by the underlying disclosure schedules. These disclosure schedules contain information that has been included in CancerVax’s general prior public disclosures, as well as additional non-public information concerning both CancerVax and Micromet Parent. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in CancerVax’s public disclosures.

Covenants; Conduct of Business Prior to the Merger

Affirmative Covenants of Micromet Parent and Micromet. Subject to certain exceptions, Micromet Parent and Micromet have agreed that before the effective time, they will:

•	provide CancerVax and its representatives with reasonable access during normal business hours to Micromet Parent’s and Micromet’s representatives, personnel and assets and to all existing books, records, tax returns, work papers and other documents and information relating to Micromet Parent and Micromet;

•	provide CancerVax and its representatives with such copies of the existing books, records, tax returns, work papers, product data, and other documents and information relating to Micromet Parent and Micromet, and with such additional financial, operating and other data and information regarding Micromet Parent and Micromet as CancerVax may reasonably request;

•	permit CancerVax’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of Micromet Parent and Micromet responsible for Micromet Parent’s and Micromet’s financial statements and the internal controls of Micromet Parent and Micromet to discuss such matters as CancerVax may deem necessary or appropriate in order to enable CancerVax to satisfy its obligations under the Sarbanes-Oxley Act;

•	subject to applicable law, provide CancerVax with:

(1)	unaudited monthly consolidated balance sheets, statements of operations, statements of stockholders’ equity and statements of cash flows of Micromet Parent and Micromet;

(2)	all material operating and financing reports prepared by Micromet Parent or Micromet for its senior management;

(3)	written materials or communications sent by Micromet Parent or Micromet to its stockholders;

(4)	subject to limited exceptions, any material notice, document or other communication sent by or on behalf of Micromet Parent or Micromet to any other party to a material contract to which Micromet Parent or Micromet is a party;

(5)	any notice, report or other document filed with or otherwise furnished, submitted or sent to any governmental entity on behalf of Micromet Parent or Micromet in connection with the merger;

(6)	any non-privileged notice, document or other communication sent by or on behalf of, or sent to, Micromet Parent or Micromet relating to any pending or threatened legal proceeding involving or affecting Micromet Parent or Micromet; and

(7)	any material notice, report or other document received by Micromet Parent or Micromet from any governmental entity;

•	conduct their businesses and operations in the ordinary course of business, in compliance with all applicable laws and the requirements of all material contracts to which they are a party;

•	preserve intact their current business organization, keep available the services of their current officers and other employees and maintain their relations and goodwill with all material suppliers, customers, landlords, creditors, licensors, licensees, employees and other persons having material business relationships with Micromet Parent or Micromet;

•	promptly notify CancerVax of any notice or other communication alleging that the consent of such person is or may be required in connection with the merger or any legal proceeding against, relating to, involving or otherwise affecting Micromet Parent or Micromet that is commenced, or, to the knowledge of Micromet Parent or Micromet, threatened against, Micromet Parent or Micromet;

•	promptly notify CancerVax in writing of the discovery by Micromet Parent of (a) any event, condition, fact or circumstance that occurred or existed on or prior to the date of the merger agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by Micromet Parent or Micromet, (b) any event, condition, fact or circumstance that occurs, arises or exists after the date of the merger agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Micromet Parent or Micromet if such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance or such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of the merger agreement, (c) any material breach of any covenant or obligation of Micromet Parent or Micromet and (d) any event, condition, fact or circumstance that could reasonably be expected to make the timely satisfaction of any of the conditions precedent to the closing of the merger impossible or materially less likely;

•	use its commercially reasonable efforts to cause each person who may reasonably be deemed to be an affiliate of Micromet or Micromet Parent for purposes of Rule 145 of the Securities Act to execute and deliver to CancerVax an executed affiliate and market stand-off agreement;

•	use its commercially reasonable efforts to cause the delivery to CancerVax of Micromet’s audited consolidated balance sheet at December 31, 2004 and the related consolidated statements of income, cash flow and shareholders’ equity for the year ended December 31, 2004; and

•	use its commercially reasonable efforts to cause Cooley Godward LLP to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act.

Negative Covenants of Micromet Parent and Micromet.  Subject to certain exceptions, Micromet Parent and Micromet have agreed that before the effective time, except as otherwise approved by CancerVax, they will not:

•	declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of their capital stock or other securities;

•	subject to limited exceptions, sell, issue, grant or authorize the sale, issuance or grant of any capital stock or other security, any option, call, warrant or right to acquire any capital stock or other security or any instrument convertible into or exchangeable for any capital stock or other security;

•	amend or waive any of their rights under, or permit the acceleration of the vesting under, any provision of Micromet Parent’s stock option plan, any stock option to purchase Micromet Parent common stock, any agreement evidencing or relating to any outstanding stock option or warrant to purchase Micromet Parent common stock, any restricted stock purchase agreement, or any other contract evidencing or relating to any equity award (whether payable in cash or stock);

•	amend or permit the adoption of any amendment to their certificate of incorporation or bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction (other than the Micromet Reorganization);

•	form any subsidiary or acquire any equity interest or other interest in any other entity;

•	make any capital expenditure in excess of $250,000;

•	other than in the ordinary course of business consistent with past practices, enter into or become bound by, or permit any of the assets owned or used by them to become bound by, any material contract, or agree to amend or terminate any material contract;

•	subject to limited exceptions, acquire, lease or license any right or other asset from any other person or sell encumber, convey, assign, or otherwise dispose of or transfer of, or lease or license or sublicense, any right or other asset or interest therein to any other person, or waive or relinquish any material right;

•	other than in the ordinary course of business consistent with past practices, write off as uncollectible, or establish any extraordinary reserve with respect to, any receivable or other indebtedness;

•	subject to limited exceptions, make any pledge of any of their assets or permit any of their assets to become subject to any encumbrances;

•	lend money to any person, or incur or guarantee any indebtedness or issue or sell any debt securities or options, warrants, calls or other similar rights to acquire any debt securities of Micromet Parent or Micromet;

•	establish, adopt, enter into or amend any employee benefit plan or any employee stock purchase or employee stock option plan, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to any of their directors or any of their officers or other employees except as required by law;

•	hire or terminate any key employee;

•	pay, discharge or satisfy any claim, liability or obligation, other than the payment, discharge or satisfaction of non-material amounts in the ordinary course of business;

•	change any of their personnel policies or other business policies, or any of their methods of accounting or accounting practices in any material respect;

•	make any tax election, adopt or change any accounting methods, principles or practice, file any material amendment to any tax return, enter into any tax allocation agreement, tax sharing agreement, tax indemnity agreement or closing agreement relating to any material tax, surrender any right to claim a material tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment;

•	commence or settle any legal proceeding in a manner that would be reasonably expected to result in a material adverse effect on Micromet Parent;

•	enter into any material transaction outside the ordinary course of business; or

•	issue any press release or make any disclosure regarding the merger unless Micromet Parent shall have approved such press release or disclosure in writing or CancerVax shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable law and, to the extent practicable, before such press release or disclosure is issued or made, CancerVax advises Micromet Parent of, and consults with Micromet Parent regarding, the text of such press release or disclosure.

Affirmative Covenants of CancerVax.  Subject to certain exceptions, CancerVax has agreed that before the effective time, it will:

•	provide Micromet Parent and its representatives with reasonable access during normal business hours to Micromet Parent’s representatives, personnel and assets and to all existing books, records, tax returns, work papers and other documents and information relating to CancerVax;

•	provide Micromet Parent and its representatives with such copies of the existing books, records, tax returns, work papers, product data, and other documents and information relating to CancerVax, and with such additional financial, operating and other data and information regarding CancerVax as Micromet Parent may reasonably request;

•	subject to applicable law, provide Micromet Parent with:

(1)	unaudited monthly consolidated balance sheets, statements of operations, statements of stockholders’ equity and statements of cash flows of CancerVax;

(2)	all material operating and financing reports prepared by CancerVax for its senior management;

(3)	written materials or communications sent by CancerVax to its stockholders;

(4)	subject to limited exceptions, any material notice, document or other communication sent by or on behalf of CancerVax to any other party to a material contract to which CancerVax is a party;

(5)	any notice, report or other document filed with or otherwise furnished, submitted or sent to any governmental entity on behalf of CancerVax in connection with the merger;

(6)	any non-privileged notice, document or other communication sent by or on behalf of, or sent to, CancerVax relating to any pending or threatened legal proceeding involving or affecting CancerVax; and

(7)	any material notice, report or other document received by CancerVax from any governmental entity;

•	conduct its business and operations in the ordinary course of business, in compliance with all applicable laws and the requirements of all material contracts to which it is a party, and consistent with the actions customarily taken by a similarly situated corporation engaged in the prompt and orderly termination of its lead pharmaceutical candidate program;

•	preserve intact its current business organization, keep available the services of its current key employees and maintain its relations and goodwill with all material suppliers, customers, landlords, creditors, licensors, licensees, employees and other persons having material business relationships with CancerVax and its subsidiaries;

•	promptly notify Micromet Parent of any notice or other communication alleging that the consent of such person is or may be required in connection with the merger or any legal proceeding against, relating to, involving or otherwise affecting CancerVax or its subsidiaries that is commenced, or, to the knowledge of CancerVax, threatened against, CancerVax or its subsidiaries;

•	promptly notify Micromet Parent in writing of the discovery by CancerVax of (a) any event, condition, fact or circumstance that occurred or existed on or prior to the date of the merger agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by CancerVax or Merger Sub, (b) any event, condition, fact or circumstance that occurs, arises or exists after the date of the merger agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by CancerVax or Merger Sub if such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance or such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of the merger agreement, (c) any material breach of any covenant or obligation of CancerVax or Merger Sub and (d) any event, condition, fact or circumstance that could reasonably be expected to make the timely satisfaction of any of the conditions precedent to the closing of the merger impossible or materially less likely;

•	subject to limited exceptions, use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the CancerVax common stock to be issued in the merger will be registered or qualified or exempt from registration or qualification under the securities law of every jurisdiction of the United States in which any registered holder of Micromet Parent common stock has an address of record;

•	use reasonable best efforts to maintain its existing listing on the Nasdaq National Market and to cause the shares of CancerVax common stock to be issued as consideration in the merger to be approved for listing on the Nasdaq National Market;

•	file as soon as practicable, and in any event within 45 days after the effective time of the merger, a resale registration statement to cover the resale by former affiliates of Micromet Parent and Micromet of shares of CancerVax common stock received by such stockholders in the merger, and use commercially reasonable efforts to keep the resale registration statement continuously effective until the earlier of the date upon which all of the shares held by such stockholders may be resold under Rule 145 without restriction and the date upon which all such shares have been sold pursuant to the resale registration statement; and

•	cause the individuals listed in Section 5.12 of the merger agreement and the schedules thereto to be elected or appointed to the board of directors of CancerVax as of the effective time of the merger.

Negative Covenants of CancerVax.  Subject to certain exceptions, CancerVax has agreed that before the effective time, except as otherwise approved by Micromet Parent, it will not, will not agree to, and will not permit any of its subsidiaries to:

•	declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

•	subject to limited exceptions, sell, issue, grant or authorize the sale, issuance or grant of any capital stock or other security, any option, call, warrant or right to acquire any capital stock or other security or any instrument convertible into or exchangeable for any capital stock or other security;

•	amend or waive any of its rights under, or permit the acceleration of the vesting under, any provision of any of CancerVax’s equity incentive plans, any stock option or warrant to purchase CancerVax common stock, any restricted stock purchase agreement, or any other contract evidencing or relating to any equity award (whether payable in cash or stock);

•	amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the business of CancerVax;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into any material partnership arrangements, joint development agreements or strategic alliances;

•	make any capital expenditure in excess of $100,000;

•	other than in the ordinary course of business consistent with past practices, enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any material contract, or agree to amend or terminate any material contract;

•	subject to limited exceptions, acquire, lease or license any right or other asset from any other person or sell encumber, convey, assign, or otherwise dispose of or transfer of, or lease or license or sublicense, any right or other asset or interest therein to any other person, or waive or relinquish any material right;

•	other than in the ordinary course of business consistent with past practices, write off as uncollectible, or establish any extraordinary reserve with respect to, any receivable or other indebtedness;

•	subject to limited exceptions, make any pledge of any of its assets or permit any of its assets to become subject to any encumbrances;

•	lend money to any person, or incur or guarantee any indebtedness or issue or sell any debt securities or options, warrants, calls or other similar rights to acquire any debt securities of CancerVax;

•	subject to limited exceptions, establish, adopt, enter into or amend any employee benefit plan or any employee stock purchase or employee stock option plan, or pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to any of its directors or any of its officers or other employees except as required by law;

•	hire any employee or terminate any key employee;

•	make any grant of exclusive rights to any third party;

•	transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to its intellectual property, or enter into any agreements or make other commitments or arrangements to grant, transfer or license to any person any future patent rights, other than non-exclusive licenses granted to customers, resellers and end users in the ordinary course of business consistent with past practices;

•	subject to limited exceptions, enter into, or materially modify, any material contract, agreement or obligation relating to the distribution, sale, license or marketing by third persons of CancerVax’s or its subsidiaries’ products or products licensed by CancerVax or its subsidiaries;

•	pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of non-material amounts in the ordinary course of business;

•	change any of its personnel policies or other business policies, or any of its methods of accounting or accounting practices in any material respect;

•	make any tax election, adopt or change any accounting methods, principles or practices, file any material amendment to any tax return, enter into any tax allocation agreement, tax sharing agreement, tax indemnity agreement or closing agreement relating to any material tax, surrender any right to claim a material tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment;

•	commence or settle any legal proceeding in a manner that would be reasonably expected to result in a material adverse effect on CancerVax;

•	enter into any material transaction outside the ordinary course of business; or

•	issue any press release or make any disclosure regarding the merger unless CancerVax shall have approved such press release or disclosure in writing or Micromet Parent shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable law and, to the extent practicable, before such press release or disclosure is issued or made, Micromet Parent advises CancerVax of, and consults with CancerVax regarding, the text of such press release or disclosure.

Affirmative Covenants of CancerVax and Micromet Parent.  CancerVax, Micromet Parent and Micromet have agreed that:

•	as promptly as practicable following the date of the merger agreement, both CancerVax and Micromet Parent will prepare and file with the SEC mutually acceptable proxy materials which shall constitute the proxy statement/prospectus and CancerVax shall prepare and file with the SEC a registration statement on Form S-4 with respect to the shares of CancerVax common stock to be issued in the merger. CancerVax and Micromet Parent shall use commercially reasonable efforts to have the registration statement declared effective by the SEC;

•	each party will use commercially reasonable efforts to file or otherwise submit, as soon as practicable, all applications, notices, reports and other documents reasonably required to be filed by such party to any governmental entity with respect to the merger and to submit promptly any additional information requested by any such governmental entity, including (a) the notification and report any forms required to be filed under the HSR Act and (b) any notification or other document required to be filed in connection with the merger under any applicable foreign legal requirement relating to antitrust or competition matters;

•	subject to limited exceptions described in the merger agreement, each party shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the merger, including (a) making all filings and giving all notices required to be made and given by such party in connection with the merger, (b) using commercially reasonable efforts to obtain each consent reasonably required to be obtained by such party in connection with the merger, (c) using commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the merger and (d) using commercially reasonable efforts to satisfy the conditions precedent to the consummation of the merger, and each party has agreed to provide to the other party a copy of each proposed filing with any governmental entity relating to the merger and to give the other party a reasonable time prior to making such filing in which to review and comment on such proposed filing or other submission; and

•	each party will use commercially reasonable efforts to cause the merger to qualify, and will not take any actions which to their knowledge could reasonably be expected to prevent the merger from qualifying, as a “reorganization” within the meaning of section 368(a) of the Code, and each party will use commercially reasonable efforts in order for Micromet Parent to obtain the opinion of its tax counsel, Cooley Godward LLP, to the effect that the merger will constitute a “reorganization” within the meaning of section 368(a) of the Code, including the execution and delivery to Cooley Godward LLP of tax representation letters in customary form.

Employee Benefits Matters

The merger agreement provides that CancerVax, for the one-year period after the date that the merger becomes effective, will maintain for employees, independent contractors, officers and directors of CancerVax as of the date the merger becomes effective medical and dental insurance and similar benefits that are substantially the same as such benefits provided to such persons as of the time that the merger becomes effective. This extension of benefits does not include any benefits related to equity incentives or other compensation.

Nothing provided for in the merger agreement creates a right in any employee to employment with the surviving corporation or any subsidiary of the surviving corporation. In addition, no officer or director who continues in such capacity with the surviving corporation will be deemed to be a third party beneficiary of the merger agreement, except for officers and directors of Micromet Parent, Micromet and CancerVax to the extent of their respective rights with respect to the maintenance of indemnification rights and directors’ and officers’ insurance coverage. Please see “The Merger Agreement — Indemnification and Insurance” below.

Indemnification and Insurance

The merger agreement provides that, for a period of six years after the merger, CancerVax will observe, to the fullest extent permitted by Delaware law, all rights of the directors and officers of Micromet Parent, Micromet and CancerVax as of the time the merger becomes effective to indemnification for acts and omissions as directors and officers occurring before the merger pursuant to the Micromet Parent or CancerVax certificate of incorporation and bylaws and pursuant to any indemnification agreements with Micromet Parent, Micromet or CancerVax. In addition, the merger agreement provides that for a period of six years after the merger, the surviving corporation will maintain in effect a directors’ and officers’ liability insurance policy covering the directors and officers of Micromet Parent, Micromet and CancerVax, with coverage in amount and scope at least as favorable as the coverage under CancerVax’s existing policies as of the time the merger becomes effective, except that CancerVax is not required to pay an annual premium for such directors’ and officers’ liability insurance policy in excess of 200% of the last annual premium paid by CancerVax for its existing policies.

Obligations of the CancerVax Board of Directors and Micromet Parent Board of Directors with Respect to Their Recommendations and Holding Meetings of Stockholders

CancerVax has agreed to take all action necessary to call, give notice of and, as promptly as practicable after the registration statement on Form S-4 of which this proxy statement/prospectus is a part is declared effective under the Securities Act of 1933, hold a meeting of its stockholders for the approval of the issuance of shares of CancerVax common stock in the merger. As noted above, Micromet Parent is not required to, and does not intend to solicit, the consent of its stockholders for the merger.

Both CancerVax and Micromet Parent have agreed to include a statement in this proxy statement/prospectus to the effect that the board of directors of CancerVax recommends that CancerVax’s stockholders approve the issuance of shares of CancerVax common stock in the merger at the CancerVax special meeting. The merger agreement provides that neither the board of directors of Micromet Parent nor the board of directors of CancerVax may withdraw its recommendation or modify its recommendation in a manner adverse to the other company except in certain circumstances.

The merger agreement provides that Micromet Parent’s board of directors is entitled to withhold, withdraw, modify or amend its recommendation if certain requirements, including the following, are met:

•	Micromet Parent receives an unsolicited, bona fide written acquisition proposal that is not withdrawn;

•	Such unsolicited written acquisition proposal was not obtained or made as a result of a breach of the merger agreement;

•	Micromet Parent’s board of directors determines in good faith, after having taken into account the advice of its outside legal counsel, that such acquisition proposal is a superior proposal;

•	Micromet Parent’s board of directors reasonably determines in good faith, after having taken into account the advice of its outside legal counsel, that failure to take such actions would constitute a breach of its fiduciary duties to its stockholders under applicable law; and

•	Micromet Parent’s board of directors shall have given CancerVax at least three business days notice of its intention to withhold, withdraw, modify or amend its recommendation.

The merger agreement provides that CancerVax’s board of directors is entitled to withhold, withdraw, modify or amend its recommendation that CancerVax’s stockholders vote to approve the issuance of shares of CancerVax common stock in the merger if certain requirements, including the following, are met:

•	CancerVax receives an unsolicited, bona fide written acquisition proposal that is not withdrawn;

•	Such unsolicited written acquisition proposal was not obtained or made as a result of a breach of the merger agreement;

•	CancerVax’s board of directors determines in good faith, after having taken into account the advice of its outside legal counsel, that such acquisition proposal is a superior proposal;

•	CancerVax’s board of directors reasonably determines in good faith, after having taken into account the advice of its outside legal counsel, that failure to take such actions would constitute a breach of its fiduciary duties to its stockholders under applicable law; and

•	CancerVax’s board of directors shall have given Micromet Parent at least three business days notice of its intention.

The merger agreement provides that, if either company withdraws or modifies the recommendation of its board of directors, that company may be required under certain circumstances to pay a termination fee of $2,000,000 to the other company. See “Expenses and Termination Fees.” In addition, regardless of any withdrawal or modification of a recommendation concerning the merger, each party shall call and hold its stockholders’ meeting.

Limitation on Soliciting, Discussing or Negotiating Other Acquisition Proposals

The merger agreement contains detailed provisions prohibiting CancerVax and Micromet Parent from seeking or entering into an alternative transaction to the merger. Under these “no solicitation” and related provisions, subject to specific exceptions described below, CancerVax and Micromet Parent have agreed that they will not, directly or indirectly (and that they will ensure that their subsidiaries do not and they and their subsidiaries’ representatives do not directly or indirectly):

•	initiate, solicit, induce, knowingly encourage or take any other action designed to, or which could reasonably be expected to, facilitate an acquisition proposal or acquisition inquiry or the making, submission or announcement of, any acquisition proposal or acquisition inquiry;

•	furnish to any person any nonpublic information in connection with or in response to any acquisition proposal or acquisition inquiry;

•	participate or engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry, except to notify such person as to the existence of these provisions;

•	approve, endorse or recommend any acquisition proposal or acquisition inquiry; or

•	enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any acquisition proposal or acquisition inquiry.

Exception to Limitation on Discussing and Negotiating Other Acquisition Proposals

The merger agreement provides that, if, prior to the special meeting of CancerVax stockholders, CancerVax or Micromet Parent receive from any person an acquisition proposal that constitutes, or could reasonably be expected to result in the submission by such person of, a superior proposal (as described below), then CancerVax or Micromet Parent may furnish nonpublic information to, and engage in discussions and negotiations with, the person making the acquisition proposal, as long as:

•	there has been no breach of any of the obligations described under the heading “Limitation on Soliciting, Discussing or Negotiating Other Acquisition Proposals” above;

•	CancerVax’s or Micromet Parent’s board of directors, as applicable, reasonably determines in good faith, after having taken into account the advice of its outside legal counsel, that failure to take such actions would constitute a breach of its fiduciary duties to its stockholders under applicable law;

•	CancerVax’s or Micromet Parent’s board of directors, as applicable, reasonably determines in good faith, after having taken into account the advice of its outside legal counsel, that such acquisition proposal is a superior proposal;

•	at least two business days prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such person, CancerVax or Micromet Parent gives the other party written notice of the identity of such person and of the party’s intention to furnish nonpublic information to, or enter into discussions or negotiations with, such person;

•	the party receives from such person an executed confidentiality agreement containing terms and conditions at least as favorable as the provisions in the confidentiality agreement between CancerVax and Micromet Parent;

•	at least two business days prior to furnishing any nonpublic information to such person, CancerVax or Micromet Parent furnishes such nonpublic information to the other party to the extent not previously furnished;

•	the party shall as promptly as practicable (and in any event within 24 hours) advise the other party orally and in writing of any acquisition inquiry or acquisition proposal, including the identity of the person making such acquisition proposal or acquisition inquiry and the terms and conditions thereof; and

•	the party shall keep the other party fully informed of the status and material details (including amendments or proposed amendments) of any such acquisition proposal or acquisition inquiry.

For purposes of the merger agreement, the term “superior proposal” shall mean, with respect to CancerVax and Micromet Parent, a bona fide written offer which is not solicited after the date of the merger agreement in violation of the merger agreement made by a third party to enter into:

•	a merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction as a result of which either (i) the party’s stockholders prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction or (ii) in which a person or group acquires beneficial or record ownership of securities representing 50% or more of the party’s capital stock; or

•	a sale, lease, exchange transfer, license, acquisition or disposition of any business or other disposition of at least 50% of the assets of the party or its subsidiaries, taken as a whole, in a single transaction or a series of related transactions.

For any such acquisition proposal to be deemed to be a “superior proposal,” it much be for a transaction that:

•	is not subject to a financing contingency;

•	is reasonably capable of being consummated; and

•	is on terms which such party’s board of directors in good faith concludes (after obtaining and taking into account the advice of its financial advisors and legal counsel) are reasonably likely to be more favorable from a financial point of view to the party’s stockholders (in their capacities as stockholders) than the transactions contemplated by the merger agreement (including any revisions thereto).

Material Adverse Effect

Several of the representations, warranties, covenants and closing conditions of CancerVax, Merger Sub, Micromet Parent and Micromet in the merger agreement are qualified by reference to whether the item in question has had or could reasonably be expected to have a “material adverse effect” on the applicable company. The merger agreement provides that “material adverse effect” means, when used in connection with CancerVax, any change, effect, event, development or circumstance that has or could reasonably be expected to have a material adverse effect on the business, financial or other condition, capitalization, assets, operations, financial performance or prospects of CancerVax and its subsidiaries taken as a whole, or on the ability of CancerVax to consummate the transactions contemplated by the merger agreement, other than such changes, effects, events, developments or circumstances reasonably attributable to the announcement or pendency of the merger or any change in the stock price or trading volume of CancerVax. The merger agreement provides that “material adverse effect” means, when used in connection with Micromet Parent and Micromet, any change, effect, event, development or circumstance that has or could reasonably be expected to have a material adverse effect on the business, financial or other condition, capitalization, assets, operations, financial performance or prospects of Micromet Parent and its subsidiaries taken as a whole, or on the ability of Micromet Parent and Micromet to consummate the transactions contemplated by the merger agreement, other than such changes, effects, events, developments or circumstances reasonably attributable to the Micromet Reorganization or to the announcement or pendency of the merger.

Conditions to the Merger

Conditions to the Obligations of Each Party.  The merger agreement contemplates that the respective obligations of each party to effect the merger and the other transactions contemplated in the merger agreement shall be subject to the satisfaction at or prior to the effective time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law:

•	the registration statement shall have been declared effective by the SEC under the Securities Act, and no stop order suspending the effectiveness of the registration statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the knowledge of Micromet Parent or CancerVax, threatened by the SEC;

•	CancerVax stockholder approval and any required Micromet Parent stockholder approval shall have been obtained;

•	no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the merger shall have been issued by any court of competent jurisdiction or other governmental body which order or injunction remains in effect, and there shall not be any legal requirement which makes the consummation of the merger illegal;

•	any applicable waiting periods or approvals under the HSR Act and the antitrust or competition laws of any other applicable jurisdiction, including any material foreign antitrust requirements, shall have expired or been terminated or received;

•	the existing shares of CancerVax common stock shall have been continually listed on the Nasdaq National Market between the date of the merger agreement and the closing date, and the shares of CancerVax common stock issuable to Micromet Parent’s stockholders in the merger shall have been approved for listing on the Nasdaq National Market, subject to official notice of issuance; and

•	no legal proceeding shall be pending or overtly threatened by any governmental body:

(1)	intended to restrain or prohibit the consummation of the merger;

(2)	relating to the merger and seeking to obtain from any party any damages or other relief that may be material to such party;

(3)	seeking to prohibit or limit in any material and adverse respect a party’s ability to exercise ownership rights with respect to the stock of CancerVax;

(4)	that could materially and adversely affect the ability of a party to own its assets or operate its business; or

(5)	seeking to compel a party to dispose of or hold separate any material assets as a result of the merger.

Additional Conditions to the Obligations of CancerVax.  The merger agreement contemplates that the obligations of CancerVax and Merger Sub to effect the merger and the other transactions contemplated by the merger agreement are also subject to the following conditions:

•	the representations and warranties of Micromet Parent and Micromet contained in the merger agreement shall be true and correct (without giving effect to any limitation as to materiality or material adverse effect set forth therein) at and as of the effective time of the merger as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to materiality or material adverse effect set forth therein) would not, individually or in the aggregate, result in a material adverse effect, and CancerVax shall have received a certificate of the chief executive officer and chief financial officer of Micromet Parent and Micromet to that effect;

•	Micromet Parent and Micromet shall have performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by each of them on or prior to the effective time of the merger, and CancerVax shall have received a certificate of the chief executive officer and chief financial officer of Micromet Parent and Micromet to that effect;

•	certain consents of third parties required to be obtained by Micromet Parent shall have been obtained, and CancerVax shall have received a certificate of the chief executive officer and chief financial officer of Micromet Parent and Micromet to that effect;

•	any governmental authorization or other consent required to be obtained by Micromet Parent or Micromet under any applicable antitrust or competition law or regulation or other applicable law shall have been obtained, and CancerVax shall have received a certificate of the chief executive officer and chief financial officer of Micromet Parent and Micromet to that effect;

•	each person who may reasonably be deemed to be an affiliate of Micromet Parent or Micromet for purposes of Rule 145 of the Securities Act shall have delivered to CancerVax an executed affiliate and market stand-off agreement;

•	CancerVax shall have received certificates of good standing or equivalent documentation of Micromet Parent and Micromet in their respective jurisdictions or organization and the various jurisdictions in which they are qualified, and shall have received certified charter documents and certificates as to the incumbency of their officers and the adoption of resolutions by their supervisory board or board of directors;

•	no legal proceeding shall be pending in which, in the reasonable judgment of CancerVax, there is a reasonable possibility of an outcome adverse to a party (and CancerVax shall have received a certificate of the chief executive officer and chief financial officer of Micromet Parent and Micromet to that effect):

(1)	intended to restrain or prohibit the consummation of the merger;

(2)	relating to the merger and seeking to obtain from any party any damages or other relief that may be material to such party;

(3)	seeking to prohibit or limit in any material and adverse respect a party’s ability to exercise ownership rights with respect to the stock of the surviving corporation;

(4)	that could materially and adversely affect the ability of a party to own its assets or operate its business; or

(5)	seeking to compel a party to dispose of or hold separate any material assets as a result of the merger;

•	Micromet Parent and Micromet shall have consummated the Micromet Reorganization;

•	none of the clinical programs of Micromet shall be subject to any clinical hold order by the Food and Drug Administration or the European Medicines Agency; and

•	CancerVax shall have received from Micromet Parent a form of notice to the Internal Revenue Service in accordance with the requirements of applicable treasury regulations.

Additional Conditions to the Obligations of Micromet Parent.  The merger agreement contemplates that the obligations of Micromet Parent to effect the merger and the other transactions contemplated by the merger agreement are also subject to the following conditions:

•	the representations and warranties of CancerVax and Merger Sub contained in the merger agreement shall be true and correct (without giving effect to any limitation as to materiality or material adverse effect set forth therein) at and as of the effective time of the merger as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to materiality or material adverse effect set forth therein) would not, individually or in the aggregate, result in a material adverse effect, and Micromet Parent shall have received a certificate of the chief executive officer and chief financial officer of CancerVax to that effect;

•	CancerVax and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by each of them on or prior to the effective time of the merger, and Micromet Parent shall have received a certificate of the chief executive officer or chief financial officer of CancerVax to that effect;

•	certain consents of third parties required to be obtained by CancerVax shall have been obtained, and Micromet Parent shall have received a certificate of the chief executive officer and chief financial officer of CancerVax to that effect;

•	Micromet Parent shall received an opinion from its tax counsel, Cooley Godward LLP, to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code;

•	Micromet Parent shall have received certificates of good standing of CancerVax and Merger Sub in their respective jurisdictions or organization and the various jurisdictions in which they are qualified, and shall have received certified charter documents and certificates as to the incumbency of their officers and the adoption or resolutions by their boards of directors and stockholders;

•	Micromet Parent shall have received written resignations, dated as of the closing date and effective as of the effective time of the merger, of the officers and directors of CancerVax who are not to continue as officers or directors of CancerVax;

•	no legal proceeding shall be pending in which, in the reasonable judgment of Micromet Parent, there is a reasonable possibility of an outcome adverse to a party (and Micromet Parent shall have received a certificate of the chief executive officer and chief financial officer of CancerVax to that effect):

(1)	intended to restrain or prohibit the consummation of the merger;

(2)	relating to the merger and seeking to obtain from any party any damages or other relief that may be material to such party;

(3)	seeking to prohibit or limit in any material and adverse respect a party’s ability to exercise ownership rights with respect to the stock of the surviving corporation;

(4)	that could materially and adversely affect the ability of a party to own its assets or operate its business; or

(5)	seeking to compel a party to dispose of or hold separate any material assets as a result of the merger;

•	the principal executive officer and principal financial officer of CancerVax shall have provided all necessary certifications required by the Exchange Act to be provided in connection with all required filings by CancerVax with the SEC between the date of the merger agreement and the closing date;

•	the amount of CancerVax’s cash, cash equivalents, restricted cash and securities available for sale, less certain current obligations of CancerVax, shall be no less than $20.5 million, measured as of the earlier of the closing date or April 30, 2006;

•	CancerVax shall have caused the board of directors of CancerVax to be constituted as provided in Section 5.12 of the merger agreement and caused the officers of CancerVax to be appointed as provided in the schedules to the merger agreement;

•	CancerVax shall have amended its stockholder rights plan to exclude the transactions contemplated by the merger agreement from having any effect on such plan; and

•	CancerVax shall have repaid its loan from Silicon Valley Bank in full and all security interests held by the bank shall have been released, or alternatively CancerVax shall have renegotiated the terms of its loan from Silicon Valley Bank on terms acceptable to Micromet Parent.

Termination of the Merger Agreement

The merger agreement provides that, at any time prior to the effective time of the merger, either before or after the requisite approval of the stockholders of CancerVax has been obtained, CancerVax and Micromet Parent can terminate the merger agreement by mutual written consent, which action is duly authorized by their respective boards of directors.

The merger agreement also provides that, at any time prior to the effective time of the merger, either before or after the requisite approval of the stockholders of CancerVax has been obtained, either company can terminate the merger agreement by action taken or authorized by the board of directors of the terminating party or parties:

•	if the merger shall not have been consummated prior to June 30, 2006; provided, however, that the right to terminate the merger agreement under this provision shall not be available to any party whose breach of the merger agreement has been the cause of, or resulted in, the failure of the effective time to occur on or before June 30, 2006;

•	if any governmental entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the merger agreement, and such order, decree, ruling or other action shall have become final and nonappealable (which order, decree, ruling or other action the parties shall have used their commercially reasonable best efforts to resist, resolve or lift, as applicable); or

•	if CancerVax stockholder approval shall not have been obtained at CancerVax’s special meeting duly convened therefor (or at any adjournment or postponement thereof).

The merger agreement also provides that, at any time prior to the effective time of the merger, either before or after the requisite approval of the stockholders of CancerVax has been obtained, CancerVax can terminate the merger agreement by action taken or authorized by its board of directors if it is not in material breach of its obligations under the merger agreement and if:

•	at any time that any of the representations and warranties of Micromet Parent or Micromet in the merger agreement become untrue or inaccurate such that Section 7.1 of the merger agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, and such inaccuracy or breach (if curable) has not been cured within 30 days after notice to Micromet Parent;

•	there has been a breach on the part of Micromet Parent or Micromet of any of their respective covenants or agreements contained in the merger agreement such that Section 7.2 of the merger agreement would not be satisfied as of the time of such breach, and such breach (if curable) has not been cured within 30 days after notice to Micromet Parent;

•	the board of directors of Micromet Parent shall have:

(1)	failed to make a recommendation, in accordance with the merger agreement, or withdrawn, or adversely modified or changed, resolved to withdraw or adversely modify or change, its recommendation; or

(2)	approved or recommended, or resolved to approve or recommend, to its stockholders an acquisition proposal other than that contemplated by the merger agreement or entered into, or resolved to enter into, any agreement with respect to an acquisition proposal;

•	Micromet Parent shall have entered into a letter of intent or similar document relating to an acquisition proposal; or

•	Micromet Parent or any of its directors, officers or agents shall have willfully and intentionally breached the restrictions described under “The Merger Agreement — Limitation on Soliciting, Discussing or Negotiating Other Acquisition Proposals” above.

The merger agreement also provides that Micromet Parent, at any time prior to the effective time of the merger, either before or after the requisite approval of the stockholders of CancerVax has been obtained, can terminate the merger agreement by action taken or authorized by its board of directors if it is not in material breach of its obligations under the merger agreement and if:

•	at any time that any of the representations and warranties of CancerVax or Merger Sub in the merger agreement become untrue or inaccurate such that Section 8.1 of the merger agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, and such inaccuracy or breach (if curable) has not been cured within 30 days after notice to CancerVax;

•	there has been a breach on the part of CancerVax or Merger Sub of any of their respective covenants or agreements contained in the merger agreement such that Section 8.2 of the merger agreement would not be satisfied as of the time of such breach, and such breach (if curable) has not been cured within 30 days after notice to CancerVax;

•	the board of directors of CancerVax shall have:

(1)	failed to make a recommendation, in accordance with the merger agreement, or withdrawn, or adversely modified or changed, resolved to withdraw or adversely modify or change, its recommendation; or

(2)	approved or recommended, or resolved to approve or recommend, to its stockholders an acquisition proposal other than that contemplated by the merger agreement or entered into, or resolved to enter into, any agreement with respect to an acquisition proposal;

•	CancerVax shall have failed to hold a special meeting of its stockholders for purposes of approval of the issuance of shares of CancerVax common stock in the merger within 45 days after the registration statement on Form S-4 of which this proxy statement/prospectus is a part is declared effective under the Securities Act of 1933;

•	CancerVax shall have entered into a letter of intent or similar document relating to an acquisition proposal; or

•	CancerVax or any of its directors, officers or agents shall have willfully and intentionally breached the restrictions described under “The Merger Agreement — Limitation on Soliciting, Discussing or Negotiating Other Acquisition Proposals” above.

Expenses and Termination Fees

The merger agreement provides that all expenses incurred by the parties to the merger agreement shall be paid by the party incurring such expenses, except that CancerVax and Micromet Parent will share equally all fees and expenses, other than expenses for attorneys and accountants, incurred in relation to the printing and filing with the SEC of the registration statement on Form S-4 of which this proxy statement/prospectus is a part.

The merger agreement provides that Micromet Parent shall pay CancerVax a termination fee of $2,000,000 as liquidated damages in the event that the merger agreement is terminated as follows:

•	if either party shall have terminated the merger agreement, and an acquisition proposal with respect to Micromet Parent is publicly announced, disclosed or otherwise communicated to Micromet Parent’s board of directors; or

•	if CancerVax shall terminate the merger agreement because:

(1)	the board of directors of Micromet Parent shall have:

•	failed to make a recommendation, in accordance with the merger agreement, or withdrawn, or adversely modified or changed, resolved to withdraw or adversely modify or change, its recommendation; or

•	approved or recommended, or resolved to approve or recommend, to its stockholders an acquisition proposal other than that contemplated by the merger agreement or entered into, or resolved to enter into, any agreement with respect to an acquisition proposal;

(2)	Micromet Parent shall have entered into a letter of intent or similar document relating to an acquisition proposal; or

(3)	Micromet Parent or any of its directors, officers or agents shall have willfully and intentionally breached the restrictions described under “The Merger Agreement — Limitation on Soliciting, Discussing or Negotiating Other Acquisition Proposals” above.

The merger agreement provides that CancerVax will pay Micromet Parent a termination fee of $2,000,000 as liquidated damages in the event that the merger agreement is terminated as follows:

•	if either party shall have terminated the merger agreement because CancerVax stockholder approval was not obtained at CancerVax’s special meeting duly convened therefor (or at any adjournment or postponement thereof), and prior to the CancerVax stockholder meeting an acquisition proposal with respect to CancerVax is publicly announced, disclosed or otherwise communicated to CancerVax’s board of directors; or

•	if Micromet Parent shall terminate the merger agreement because:

(1)	the board of directors of CancerVax shall have:

•	failed to make a recommendation, in accordance with the merger agreement, or withdrawn, or adversely modified or changed, resolved to withdraw or adversely modify or change, its recommendation; or

•	approved or recommended, or resolved to approve or recommend, to its stockholders an acquisition proposal other than that contemplated by the merger agreement or entered into, or resolved to enter into, any agreement with respect to an acquisition proposal;

(2)	CancerVax shall have failed to hold a special meeting of its stockholders for purposes of adopting the merger agreement within 45 days after the registration statement on Form S-4 of which this proxy statement/prospectus is a part is declared effective under the Securities Act of 1933;

(3)	CancerVax shall have entered into a letter of intent or similar document relating to an acquisition proposal; or

(4)	CancerVax or any of its directors, officers or agents shall have willfully and intentionally breached the restrictions described under “The Merger Agreement — Limitation on Soliciting, Discussing or Negotiating Other Acquisition Proposals” above.

Amendment and Waiver of the Merger Agreement

The merger agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the merger by stockholders of CancerVax, provided that after any such approval, no amendment shall be made that by law requires further approval by CancerVax’s or Micromet Parent’s stockholders, as the case may be, without such further approval. The merger agreement may not be amended except by an instrument in writing signed on behalf of CancerVax, Micromet Parent and Micromet.

At any time prior to the effective time of the merger, CancerVax or Micromet Parent may, by written consent, waive compliance by the other party with any of the agreements or conditions contained in the merger agreement.

VOTING AGREEMENTS

The following description of the voting agreements describes the material terms of the voting agreements. This description of the voting agreements is qualified in its entirety by reference to the forms of voting agreements which are attached as Annex B to this proxy statement/prospectus and are incorporated herein by reference. We encourage you to read the entire forms of voting agreements.

Voting Agreements Relating to CancerVax Shares

The Hale Family Trust, the William R. and Joyce E. LaRue Family Trust, Hazel M. Aker, the Donald L. Morton, M.D. Family Trust, Forward Ventures, Vector Later-Stage Equity Fund II, L.P., Vector Later-Stage Equity Fund II (QP), 522 Fifth Avenue Fund LLC, JP Morgan Direct Venture Capital Private Investors II LLC and JP Morgan Direct Venture Capital Institutional Investors II LLC have each entered into voting agreements with Micromet dated January 6, 2006. In the voting agreements, each stockholder granted Micromet an irrevocable proxy to vote his, her or its shares of CancerVax common stock:

•	in favor of the merger, the adoption and approval of the merger agreement and the transactions contemplated by the merger agreement;

•	against any action that would result in a breach of any representation, warranty, covenant or obligation of CancerVax in the merger agreement;

•	against any merger or business combination involving CancerVax (other than the one contemplated by the merger agreement); and

•	against any other action which would reasonably be expected to impede or delay the merger or any of the transactions contemplated by the merger agreement or the voting agreement.

Each stockholder has also agreed that, before the earlier of the date upon which the merger agreement is validly terminated or the date upon which the merger is consummated, they will not sell, transfer or dispose of any shares of CancerVax common stock or any options to purchase CancerVax common stock owned by them, except upon their death or to certain related parties, and only if each person to whom any shares or options are transferred agrees to be bound by the terms of the voting agreement. Approximately 8,354,687 shares in the aggregate (or approximately [     ]% of the CancerVax common stock outstanding on the record date) are subject to voting agreements and irrevocable proxies. In addition, options to purchase 2,234,211 shares of CancerVax common stock are subject to voting agreements and irrevocable proxies; however, the shares underlying such options do not carry any voting rights unless and until such options are exercised.

Voting Agreements Relating to Micromet Parent and Micromet Shares

Certain shareholders affiliated with 3i Group plc., Schroder Ventures International Life Sciences Fund, Abingworth Bioventures II, Advent Private Equity Fund, DG Lux Lacuna Apo. Biotech, Medical Biohe@lth Trends, International Biotechnology Trust plc., and The Wellcome Trust Limited have each entered into voting agreements with CancerVax dated January 6, 2006. In the voting agreements, each shareholder granted CancerVax an irrevocable proxy to vote his, her or its shares of Micromet Parent or Micromet capital stock:

•	in favor of the merger and the Micromet Reorganization, the adoption and approval of the merger agreement and the transactions contemplated by the merger agreement;

•	in favor of any action of the shareholders of Micromet to exercise, in connection with the merger and Micromet Reorganization, the rights granted to the holders of the preference shares series “B new” to demand from other shareholders of Micromet the sale of such holders’ shares;

•	against any action that would result in a breach of any representation, warranty, covenant or obligation of Micromet Parent or Micromet in the merger agreement;

•	against any merger or business combination involving Micromet Parent or Micromet (other than the one contemplated by the merger agreement); and

•	against any other action which would reasonably be expected to impede or delay the merger or any of the transactions contemplated by the merger agreement or the voting agreements.

Each Micromet shareholder who is a signatory of a voting agreement with CancerVax has also agreed that, before the earlier of the date upon which the merger agreement is validly terminated or the date upon which the merger is consummated, they will not sell, transfer or dispose of any shares of Micromet Parent or Micromet capital stock or any options to purchase Micromet Parent or Micromet capital stock owned by them, except upon their death or to certain related parties, and only if each person to whom any shares or options are transferred agrees to be bound by the terms of the voting agreement. Approximately 1,465,199 shares in the aggregate (or approximately 68.5% of the Series “B new” preference shares outstanding as of February 9, 2006) are currently subject to voting agreements and irrevocable proxies. The Micromet Reorganization and the adoption of the merger agreement by Micromet shareholders require the affirmative election of the holders of 55% of the Series “B new” preference shares, voting together as a single class, to exchange such shares for shares of Micromet Parent common stock.

The merger agreement provides that Micromet will use commercially reasonable efforts to secure signed affiliate agreements from all persons who are, become or might be deemed to be affiliates of Micromet or Micromet Parent, and who will receive CancerVax common stock in connection with the merger. These affiliate agreements provide that these persons will not sell, transfer or otherwise dispose of their shares of CancerVax common stock unless they do so in compliance with securities laws governing sales by affiliates.

COMBINED COMPANY MANAGEMENT AFTER THE MERGER

Upon consummation of the merger, the board of directors of the combined company will be comprised of nine members. The following table lists the names, ages and positions of individuals currently designated by CancerVax and Micromet to serve as directors and executive officers of the combined company upon consummation of the merger. The ninth member of the board of directors is expected to be selected by Micromet prior to the completion of the merger. The ages of the individuals are provided as of January 31, 2006.

Executive Officers and Directors

Name	Age	Position

Executive Officers:
Christian Itin, Ph.D.	41	President, Chief Executive Officer and Director
Gregor K. Mirow, M.D., M.B.A.	46	Senior Vice President of Operations
Patrick A. Baeuerle, Ph.D.	48	Senior Vice President, Chief Scientific Officer
Carsten Reinhardt, M.D., Ph.D.	38	Senior Vice President, Clinical Development
Hazel M. Aker, J.D.	50	Senior Vice President, General Counsel
William R. LaRue	54	Senior Vice President, Chief Financial Officer
Other Directors:
David F. Hale	57	Chairman
Phillip M. Schneider	49	Director
Michael G. Carter, M.B., Ch.B., F.R.C.P	68	Director
Barclay A. Phillips	43	Director
Jerry C. Benjamin	65	Director
Otello Stampacchia, Ph.D.	36	Director
John E. Berriman	57	Director

For more information regarding the management of the combined company, please see “Management of the Combined Company after the Merger” on page 140.

THE CANCERVAX BOARD OF DIRECTORS RECOMMENDS THAT CANCERVAX’S
STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE ISSUANCE
OF SHARES OF CANCERVAX COMMON STOCK IN THE MERGER AND THE
RESULTING CHANGE OF CONTROL OF CANCERVAX.

CANCERVAX PROPOSAL NO. 2 — APPROVAL OF AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO INCREASE AUTHORIZED COMMON STOCK

At the CancerVax meeting, holders of CancerVax stock will be asked to approve the amendment of CancerVax’s amended and restated certificate of incorporation to increase the number of authorized shares of CancerVax common stock to 150,000,000.

CancerVax’s amended and restated certificate of incorporation currently authorizes 75,000,000 shares of common stock. On February 9, 2006, 27,933,069 shares of CancerVax common stock were outstanding.

To complete the merger, approximately 58,013,000 shares of CancerVax common stock will be issued at the effective time. Assuming the approval of the increase in the authorized shares of CancerVax common stock, and following the closing of the merger, and assuming a 1-for-2 reverse stock split, CancerVax would have approximately [          ] shares of common stock issued, [          ] shares of common stock reserved for issuance, and approximately [          ] shares of common stock authorized but unissued and unreserved. Assuming a 1-for-6 reverse stock split, CancerVax would have approximately [          ] shares of common stock issued, [          ] shares of common stock reserved for issuance, and approximately [          ] shares of common stock authorized but unissued and unreserved. The reverse stock split will not affect the number of authorized shares of CancerVax common stock. In the event Proposal No. 2 is approved, the number of authorized shares of CancerVax common stock will be 150,000,000.

CancerVax currently does not have sufficient authorized shares to complete the merger and it is a condition of the transaction that the number of authorized shares of CancerVax common stock be increased accordingly. At present, CancerVax has no plans to issue shares for any other purpose. However, the CancerVax board of directors believes it is also desirable to have additional shares available for other corporate purposes that might arise in the future, other than in the merger. For example, although CancerVax currently meets its obligations to deliver shares under employee stock options and similar arrangements with treasury shares (meaning previously issued shares that have been reacquired by CancerVax), it may become desirable in the future to use newly issued shares for this purpose. Shares could also be issued from time to time for acquisitions or to raise capital. Under some circumstances, it is also possible for a company to use unissued shares for antitakeover purposes, but CancerVax has no present intention to take any such action.

Whether or not any future issuance of shares unrelated to the merger would be submitted for stockholder vote depends upon the nature of the issuance, legal and stock exchange requirements, and the judgment of CancerVax’s board at the time.

Votes Required to Approve the Amendment of the Amended and Restated Certificate of Incorporation

The affirmative vote of the holders of a majority of the issued and outstanding shares of CancerVax common stock will be required to approve the amendment of CancerVax’s amended and restated certificate of incorporation.

THE CANCERVAX BOARD OF DIRECTORS RECOMMENDS THAT CANCERVAX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE THE INCREASE IN THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK.

CANCERVAX PROPOSAL NO. 3 — AUTHORIZATION OF THE CANCERVAX
BOARD OF DIRECTORS TO EFFECT THE REVERSE STOCK SPLIT

General

At the CancerVax meeting, holders of CancerVax common stock will be asked to approve the proposal that CancerVax’s amended and restated certificate of incorporation be amended to effect a reverse stock split of the issued and outstanding shares of CancerVax common stock (such split to combine a number of outstanding shares of CancerVax common stock between [two (2) and six (6)], such number consisting of only whole shares, into one (1) share of CancerVax common stock). If approved by the CancerVax stockholders, the reverse stock split would become effective upon the closing of the merger. The CancerVax board may effect only one reverse stock split in connection with this Proposal No. 3. The CancerVax board’s decision will be based on a number of factors, including market conditions, existing and expected trading prices for CancerVax’s common stock and the listing requirements of the Nasdaq National Market. Even if the stockholders approve the reverse stock split, CancerVax reserves the right not to effect the reverse stock split if the CancerVax board does not deem it to be in the best interests of CancerVax and its stockholders to effect the reverse stock split. The CancerVax board may determine to effect the reverse stock split, if it is approved by the stockholders, even if the other proposals to be acted upon at the meeting are not approved, including the issuance of shares of CancerVax common stock in the merger.

The form of the proposed amendment to the CancerVax amended and restated certificate of incorporation to effect the reverse stock split, as more fully described below, will effect the reverse stock split but will not change the number of authorized shares of common stock or preferred stock, or the par value of CancerVax’s common stock or preferred stock.

Purpose

The CancerVax board approved the proposal authorizing the reverse stock split for the following reasons:

•	since the listing standards of the Nasdaq National Market will require CancerVax to have, among other things, a $5.00 per share minimum bid price upon the closing of the merger, the reverse stock split may be necessary in order to consummate the merger;

•	the board of directors believes effecting the reverse stock split may be an effective means of avoiding a delisting of CancerVax’s common stock from the Nasdaq National Market in the future; and

•	the board of directors believes a higher stock price may help generate investor interest in CancerVax and help CancerVax attract and retain employees.

If the reverse stock split successfully increases the per share price of CancerVax’s common stock, CancerVax’s board of directors believes this increase may increase trading volume in CancerVax’s common stock and facilitate future financings by CancerVax.

Nasdaq Requirements for Listing on the Nasdaq National Market

CancerVax’s common stock is quoted on the Nasdaq National Market under the symbol “CNVX.”

According to Nasdaq rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of the Nasdaq National Market will require CancerVax to have, among other things, a $5.00 per share minimum bid price upon the closing of the merger. Therefore, the reverse stock split may be necessary in order to consummate the merger.

Additionally, CancerVax’s board of directors believes that maintaining its listing on the Nasdaq National Market may provide a broader market for CancerVax’s common stock and facilitate the use of CancerVax’s common stock in financing and other transactions. CancerVax’s board of directors unanimously approved the reverse stock split partly as a means of maintaining the share price of CancerVax’s common stock following the merger above $5.00 per share.

One of the effects of the reverse stock split will be to effectively increase the proportion of authorized but unissued shares to issued shares. This could result in the combined company’s management being able to issue more shares without further stockholder approval. For example, if CancerVax effects the reverse stock split using the 1:2 ratio, its authorized but unissued shares would be [          ] compared to shares issued of [          ]. If CancerVax effects the reverse stock split using the 1:6 ratio, its authorized but unissued shares would be [          ] compared to shares issued of [          ]. CancerVax currently has no plans to issue shares, other than in the merger and to satisfy obligations under CancerVax’s employee stock options from time to time as these options are exercised. The reverse stock split will not affect the number of authorized shares of CancerVax common stock. In the event Proposal No. 2 is approved, the number of authorized shares of CancerVax common stock will be 150,000,000.

Potential Increased Investor Interest

On [          ], 2006, CancerVax’s common stock closed at $[  ] per share. In approving the proposal authorizing the reverse stock split, CancerVax’s board of directors considered that CancerVax’s common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, the CancerVax board believes that most investment funds are reluctant to invest in lower priced stocks.

There are risks associated with the reverse stock split, including that the reverse stock split may not result in an increase in the per share price of CancerVax’s common stock.

CancerVax cannot predict whether the reverse stock split will increase the market price for CancerVax’s common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

•	the market price per share of CancerVax’s common stock after the reverse stock split will rise in proportion to the reduction in the number of shares of CancerVax’s common stock outstanding before the reverse stock split;

•	the reverse stock split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

•	the reverse stock split will result in a per share price that will increase CancerVax’s ability to attract and retain employees and other service providers; or

•	the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq for continued listing, or that CancerVax will otherwise meet the requirements of Nasdaq for inclusion for trading on the Nasdaq National Market.

The market price of CancerVax’s common stock will also be based on CancerVax’s performance and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of CancerVax’s common stock declines, the percentage decline as an absolute number and as a percentage of CancerVax’s overall market capitalization may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of CancerVax’s common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Principal Effects of the Reverse Stock Split

If the stockholders approve the proposal to authorize CancerVax’s board of directors to implement the reverse stock split and CancerVax’s board of directors implements the reverse stock split, CancerVax will amend the existing provision of CancerVax’s amended and restated certificate of incorporation relating to CancerVax’s authorized capital to add the following paragraph at the end thereof:

“Upon the effectiveness (the “Effective Date”) of the certificate of amendment to the amended and restated certificate of incorporation containing this sentence, each      §  shares of the Common Stock issued and outstanding as of the date and time immediately preceding the effective date of a reverse stock split, shall be automatically changed and reclassified, as of the effective date of the split and without further action, into one (1) fully paid and nonassessable share of Common Stock. There shall be no fractional shares issued. A holder of record of Common Stock on the effective date of the split who would otherwise be entitled to a fraction of a share shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Common Stock, as reported in the Wall Street Journal, on the last trading day prior to the effective date of the split (or if such price is not available, the average of the last bid and asked prices of the Common Stock on such day or other price determined by the Corporation’s board of directors).”

The reverse stock split will be effected simultaneously for all outstanding shares of CancerVax’s common stock and the exchange ratio will be the same for all shares of CancerVax’s common stock. The reverse stock split will affect all of CancerVax’s stockholders uniformly and will not affect any stockholder’s percentage ownership interests in CancerVax, except to the extent that the reverse stock split results in any of CancerVax’s stockholders owning a fractional share. Common stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. The reverse stock split will not affect CancerVax’s continuing to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended.

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If the certificate of amendment is approved by the CancerVax stockholders, and if CancerVax’s board of directors still believes that a reverse stock split is in the best interests of CancerVax and its stockholders, the CancerVax board will determine the ratio of the reverse stock split to be implemented. CancerVax will file the certificate of amendment with the Secretary of State of the State of Delaware at such time as CancerVax’s board of directors has determined to be the appropriate effective time for the reverse stock split. CancerVax’s board of directors may delay effecting the reverse stock split without resoliciting stockholder approval. The reverse stock split will become effective on the effective date of the split. Beginning on the effective date of the split, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

As soon as practicable after the effective date of the split, stockholders will be notified that the reverse stock split has been effected. CancerVax expects that CancerVax’s transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by CancerVax. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Fractional Shares

No fractional shares will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly

     §    By approving this amendment stockholders will approve the combination of any whole number of shares of common stock between and including two (2) and six (6) into one (1) share. The certificate of amendment filed with the Secretary of State of the State of Delaware will include only that number determined by the board of directors to be in the best interests of CancerVax and its stockholders. In accordance with these resolutions, the board of directors will not implement any amendment providing for a different split ratio.

divisible by the number of pre-split shares for which each post-split share is to be exchanged, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock, as reported in the Wall Street Journal, on the last trading day prior to the effective date of the split (or if such price is not available, the average of the last bid and asked prices of the common stock on such day or other price determined by CancerVax’s board of directors). The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where CancerVax is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by CancerVax or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Accounting Matters

The reverse stock split will not affect the common stock capital account on CancerVax’s balance sheet. However, because the par value of CancerVax’s common stock will remain unchanged on the effective date of the split, the components that make up the common stock capital account will change by offsetting amounts. Depending on the size of the reverse stock split the board of directors decides to implement, the stated capital component will be reduced to an amount between one-half (1/2) and one-sixth (1/6) of its present amount, and the additional paid-in capital component will be increased with the amount by which the stated capital is reduced. The per share net income or loss and net book value of CancerVax’s common stock will be increased because there will be fewer shares of CancerVax’s common stock outstanding. Prior periods’ per share amounts will be restated to reflect the reverse stock split.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect (for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of CancerVax’s board of directors or contemplating a tender offer or other transaction for the combination of CancerVax with another company), the reverse stock split proposal is not being proposed in response to any effort of which we are aware to accumulate shares of CancerVax’s common stock or obtain control of CancerVax, nor is it part of a plan by management to recommend a series of similar amendments to CancerVax’s board of directors and stockholders. Other than the reverse stock split proposal, CancerVax’s board of directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of CancerVax.

No Appraisal Rights

Under the Delaware General Corporation Law, CancerVax’s stockholders are not entitled to appraisal rights with respect to the reverse stock split, and CancerVax will not independently provide stockholders with any such right.

Federal Income Tax Consequences of the Reverse Stock Split

The following is a summary of certain material federal income tax consequences of the reverse stock split and does not purport to be a complete discussion of all of the possible federal income tax consequences of the reverse stock split and is included for general information only. Further, it does not address any state, local or foreign income or other tax consequences. For example, the state and local tax consequences of the reverse stock split may vary significantly as to each stockholder, depending upon the state in which such stockholder resides. Also, it does not address the tax consequences to holders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities. The discussion is based on the provisions of the United States federal income tax law as of the date hereof, which is subject to change retroactively as well as prospectively. This summary also assumes that the pre-split shares were, and the post-split shares will be, held as a “capital asset,” as defined in the Internal Revenue Code of 1986, as amended (generally, property held for investment). The tax treatment of a stockholder may vary depending upon the particular facts and circumstances of such stockholder. Each stockholder is urged to consult with such stockholder’s own tax advisor with respect to the tax consequences of the reverse stock split.

Other than the cash payments for fractional shares discussed below, no gain or loss should be recognized by a stockholder upon such stockholder’s exchange of pre-split shares for post-split shares pursuant to the reverse stock split. The aggregate tax basis of the post-split shares received in the reverse stock split, including any fraction of a post-split share deemed to have been received, will be the same as the stockholder’s aggregate tax basis in the pre-split shares that are exchanged. In general, stockholders who receive cash upon redemption of their fractional share interests in the post-split shares as a result of the reverse stock split will recognize gain or loss based on their adjusted basis in the fractional share interests redeemed. The federal income tax liability, if any, generated by the receipt of cash in lieu of a fractional interest should be minimal in view of the low value of the fractional interest. The stockholder’s holding period for the post-split shares will include the period during which the stockholder held the pre-split shares surrendered in the reverse stock split.

CancerVax’s view regarding the tax consequence of the reverse stock split is not binding on the Internal Revenue Service or the courts. Accordingly, each stockholder should consult with such stockholder’s own tax advisor with respect to all of the potential tax consequences to such stockholder of the reverse stock split.

Vote Required; Recommendation of Board of Directors

The affirmative vote of the holders of a majority of all outstanding shares of CancerVax’s common stock entitled to vote on this proposal will be required for approval of the certificate of amendment.

THE CANCERVAX BOARD OF DIRECTORS RECOMMENDS THAT
CANCERVAX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO AUTHORIZE
THE CANCERVAX BOARD OF DIRECTORS TO EFFECT THE REVERSE STOCK SPLIT.

CANCERVAX PROPOSAL NO. 4 — APPROVAL OF NAME CHANGE

At the CancerVax meeting, holders of CancerVax stock will be asked to approve the amendment of CancerVax’s amended and restated certificate of incorporation to change the name of the corporation from “CancerVax Corporation” to “Micromet, Inc.” upon consummation of the merger. The primary reason for the corporate name change is that management believes this will allow for brand recognition of CancerVax’s and Micromet’s products and services through the creation of a single brand name. CancerVax’s management believes that the current name will no longer accurately reflect the business of the combined company and the mission of the combined company subsequent to the consummation of the merger. The approval of the name change by CancerVax stockholders is a condition to the closing of the merger.

CancerVax’s management believes that a rebranding will permit CancerVax to unify the names of the two companies, CancerVax and Micromet, and decrease brand confusion in favor of one recognized name. Insofar as the proposed new corporate name will only reflect Micromet’s business following the merger, the proposed name change and the amendment of CancerVax’s amended and restated certificate of incorporation, even if approved by the stockholders at the special meeting, will only be filed with the office of the Secretary of State of the State of Delaware and, therefore, become effective if the merger is consummated.

The affirmative vote of the holders of a majority of the outstanding shares of CancerVax common stock entitled to vote is necessary for the approval of the proposal to change the name of CancerVax from “CancerVax Corporation” to “Micromet, Inc.”

THE CANCERVAX BOARD OF DIRECTORS RECOMMENDS THAT CANCERVAX
STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 4 TO APPROVE THE NAME CHANGE.

CANCERVAX PROPOSAL NO. 5 — APPROVAL OF POSSIBLE ADJOURNMENT
OF THE SPECIAL MEETING

If CancerVax fails to receive a sufficient number of votes to approve Proposal Nos. 1 through 4, CancerVax may propose to adjourn the special meeting, if a quorum is present, for a period of not more than 30 days for the purpose of soliciting additional proxies to approve Proposal Nos. 1 through 4. CancerVax currently does not intend to propose adjournment at the special meeting if there are sufficient votes to approve Proposal Nos. 1 through 4. If approval of the proposal to adjourn the CancerVax special meeting for the purpose of soliciting additional proxies is submitted to stockholders for approval, such approval requires the affirmative vote of the holders of a majority of the votes cast in person or by proxy at the CancerVax special meeting.

THE CANCERVAX BOARD OF DIRECTORS RECOMMENDS THAT
CANCERVAX’S STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 5 TO ADJOURN
THE SPECIAL MEETING, IF NECESSARY, IF A QUORUM IS PRESENT, TO SOLICIT
ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF
PROPOSAL NOS. 1 THROUGH 4.

CANCERVAX SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in CancerVax’s Proposal No. 3.

The following table sets forth information as of December 31, 2005 regarding the beneficial ownership of CancerVax common stock by (a) each person known to CancerVax’s board of directors to own beneficially 5% or more of CancerVax common stock, (b) each director of CancerVax, (c) the Named Executive Officers (as defined below), and (d) all of CancerVax’s directors and executive officers as a group. Information with respect to beneficial ownership has been furnished by each director, officer or 5% or more stockholder, as the case may be. The address for all executive officers and directors is c/o CancerVax Corporation, 2110 Rutherford Road, Carlsbad, California 92008.

Percentage of beneficial ownership is calculated assuming 27,923,525 shares of common stock were outstanding as of December 31, 2005. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes shares of CancerVax common stock issuable pursuant to the exercise of stock options, warrants or other securities that are immediately exercisable or convertible or exercisable or convertible within 60 days of December 31, 2005. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

	Number of	Percent of
	Shares	Shares
	Beneficially	Beneficially
Name and Address of Beneficial Owner	Owned	Owned

5% Stockholders:
Donald L. Morton, M.D.(1)	5,181,482	18.6%
1374 Bella Oceana Vista Pacific Palisades, CA 90630
Entities affiliated with Citigroup Inc.(2)	1,978,324	7.1
399 Park Avenue New York, NY 10043
Entities affiliated with AstraZeneca PLC(3)	1,951,098	7.0
15 Stanhope Gate London W1K 1LN United Kingdom
Entities affiliated with Forward IV Associates, LLC(4)	1,486,538	5.3
9393 Towne Center Drive, Suite 200 San Diego, CA 92121
Named Executive Officers and Directors:
David F. Hale(5)	1,305,037	4.5
William R. LaRue(6)	199,243	*
Hazel M. Aker(7)	194,088	*
Ivor Royston, M.D.(8)	1,515,334	5.4
Michael G. Carter, M.B., Ch.B., F.R.C.P. (Edinburgh)(9)	45,299	*
Robert E. Kiss(10)	1,108,058	4.0
James Clayburn La Force, Jr., Ph.D.(11)	61,182	*
Donald L. Morton, M.D.(1)	5,181,482	18.6
Barclay A. Phillips(12)	1,023,441	3.7
Phillip M. Schneider(13)	45,454	*
Gail S. Schoettler, Ph.D.(14)	39,904	*
All executive officers and directors as a group (15 persons)(15)	11,087,789	37.2

*	Represents beneficial ownership of less than 1% of CancerVax common stock.

(1)	Represents 4,434,629 shares of common stock held of record by the Donald L. Morton Family Trust, dated June 2, 1989, of which Dr. Morton is the trustee, and 648,039 shares of common stock held of record by the Donald L. Morton, M.D., Grantor Retained Annuity Trust, dated September 6, 2002, of which Dr. Morton is the trustee. Dr. Morton disclaims beneficial ownership of the 648,039 shares held by the Donald L. Morton, M.D., Grantor Retained Annuity Trust dated September 6, 2002. Also includes 98,814 shares held of record by OncoVac, Inc., of which the Donald L. Morton Family Trust dated June 2, 1989 is the sole stockholder. The foregoing information is based upon information contained in a Schedule 13G filed with the SEC by the foregoing person and entities on February 11, 2005.

(2)	Represents 1,978,324 shares of common stock beneficially owned by Citigroup Inc., a Delaware corporation (“Citigroup”), and Citigroup Global Markets Holdings Inc., a New York corporation (“CGM Holdings”), and includes 1,875,175 shares beneficially owned by Smith Barney Fund Management LLC, a Delaware limited liability company (“SB Fund”). Includes shares for which Citigroup, CGM Holdings and SB Fund disclaim beneficial ownership. Citigroup is the sole stockholder of CGM Holdings, which is the sole member of SB Fund. The foregoing information is based solely upon information contained in a Schedule 13G/A filed with the Securities and Exchange Commission by the foregoing entities on February 14, 2005. Per the Schedule

13G/A filed with the Securities and Exchange Commission by the foregoing entities on January 5, 2006, SB Fund was sold to Legg Mason, Inc., effective as of December 1, 2005. Upon completion of the sale of SB Fund, Citigroup and CGM Holdings no longer beneficially own more than 5% of CancerVax common stock.

(3)	Represents 1,951,098 shares of common stock beneficially owned by AstraZeneca PLC, AstraZeneca Holding AB, AstraZeneca UK Limited, AstraZeneca Treasury Limited and AstraZeneca AB. The shares are owned directly by AstraZeneca AB. AstraZeneca AB is a Swedish corporation and a wholly-owned subsidiary of AstraZeneca Treasury Limited, which is an English corporation and a wholly-owned subsidiary of AstraZeneca UK Limited, which is an English corporation and a subsidiary of AstraZeneca Holding AB and AstraZeneca PLC. AstraZeneca Holding AB is a Swedish corporation and a wholly-owned subsidiary of AstraZeneca PLC, an English corporation. The foregoing information is based solely upon information contained in a Schedule 13G filed with the SEC by the foregoing entities on November 14, 2003.

(4)	Represents 1,370,230 shares of common stock held of record by Forward Ventures IV, L.P. and 116,308 shares of common stock held of record by Forward Ventures IV B, L.P. Ivor Royston, M.D. is the managing member of Forward IV Associates, LLC, which is the general partner of Forward Ventures IV, L.P. and Forward Ventures IV B, L.P. Dr. Royston disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the named fund. The foregoing information is based upon information contained in a Schedule 13D filed with the SEC by the foregoing entities on February 10, 2004.

(5)	Represents 231,553 shares of common stock held of record by the Hale Family Trust, dated February 10, 1986, of which Mr. Hale is a co-trustee, and 4,544 shares held by the Michael T. Hale Trust, dated December 26, 1991, for the benefit of Shane Hale, Tara Hale, Erin Hale and David Garrett Hale. Mr. Hale disclaims beneficial ownership of the 4,544 shares held by the Michael T. Hale Trust, dated December 26, 1991. Also includes exercisable options to purchase 1,046,440 shares of common stock, of which 82,659 shares are unvested as of March 1, 2006. Also includes 22,500 shares of restricted stock, which would vest only upon submission of a Biologics License Application for Canvaxintm. In February 2006, due to the previous discontinuation of all clinical trials and further development of Canvaxintm, the compensation committee of CancerVax’s board of directors confirmed the forfeiture of these shares of restricted stock.

(6)	Represents 68,181 shares of common stock held of record by the William R. and Joyce E. LaRue Family Trust, dated November 4, 1991, of which Mr. LaRue is a co-trustee. Also includes exercisable options to purchase 119,812 shares of common stock, of which 7,861 shares are unvested as of March 1, 2006. Also includes 11,250 shares of restricted stock, which would vest only upon submission of a Biologics License Application for Canvaxintm. In February 2006, due to the previous discontinuation of all clinical trials and further development of Canvaxintm, the compensation committee of CancerVax’s board of directors confirmed the forfeiture of these shares of restricted stock.

(7)	Represents 40,072 shares of common stock held of record by Ms. Aker. Also includes exercisable options to purchase 142,766 shares of common stock, of which 13,234 shares are unvested as of March 1, 2006. Also includes 11,250 shares of restricted stock, which would vest only upon submission of a Biologics License Application for Canvaxintm. In February 2006, due to the previous discontinuation of all clinical trials and further development of Canvaxintm, the compensation committee of CancerVax’s board of directors confirmed the forfeiture of these shares of restricted stock.

(8)	Represents 1,370,230 shares of common stock held of record by Forward Ventures IV, L.P. and 116,308 shares of common stock held of record by Forward Ventures IV B, L.P. Ivor Royston, M.D. is the managing member of Forward IV Associates, L.L.C., which is the general partner of Forward Ventures, IV, L.P., and Forward Ventures IV B, L.P. Dr. Royston disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the named fund. Also includes 12,130 shares of common stock held by Colette Royston, Dr. Royston’s wife. Also includes exercisable options to purchase 16,666 shares of common stock.

(9)	Represents 2,272 shares of common stock held of record by Dr. Carter. Also includes exercisable options to purchase 43,027 shares of common stock, of which 947 shares are unvested as of March 1, 2006.

(10)	Represents 823,389 shares of common stock held of record by J.P. Morgan Direct Venture Capital Institutional Investors II LLC, 235,428 shares of common stock held of record by J.P. Morgan Direct Venture Capital Private Investors II LLC and 32,575 shares of common stock held of record by 522 Fifth Avenue Fund, LLC which are affiliated with J.P. Morgan Investment Management, Inc. Mr. Kiss is the Managing

Director and Portfolio Manager of the Private Equity Group of J.P. Morgan Investment Management, Inc., which is affiliated with J.P. Morgan Direct Venture Capital Institutional Investors II LLC, J.P. Morgan Direct Venture Capital Private Investors II LLC and 522 Fifth Avenue Fund, LLC. Mr. Kiss disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the named fund. Also includes exercisable options to purchase 16,666 shares of common stock.

(11)	Represents 40,349 shares of common stock held of record by Dr. La Force. Of these shares, 1,184 are subject to repurchase as of March 1, 2006. Also includes exercisable options to purchase 20,833 shares of common stock.

(12)	Represents 751,742 shares held of record by Vector Later-Stage Equity Fund II (QP), L.P. and 250,580 shares held of record by Vector Later-Stage Equity Fund II, L.P. Mr. Phillips is the managing member of Vector Fund Management II, L.L.C. which is the general partner of Vector Later-Stage Equity Fund II (QP), L.P. and Vector Later-Stage Equity Fund II, L.P. Mr. Phillips disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in the named fund. Also includes 3,953 shares held of record by the Barclay A. Phillips, IRA Rollover. Also includes 500 shares held of record by Mr. Phillips. Also includes exercisable options to purchase 16,666 shares of common stock.

(13)	Represents exercisable options to purchase 45,454 shares of common stock, of which 8,097 shares are unvested as of March 1, 2006.

(14)	Represents 7,155 shares of common stock held of record by Dr. Schoettler. Also includes exercisable options to purchase 32,749 shares of common stock, of which 1,426 shares are unvested as of March 1, 2006.

(15)	Includes 1,184 shares of common stock subject to repurchase and exercisable options to purchase 1,761,025 shares of common stock, of which 133,639 shares are unvested as of March 1, 2006. Also includes 90,100 shares of restricted stock, which would vest only upon submission of a Biologics License Application for Canvaxintm. In February 2006, due to the previous discontinuation of all clinical trials and further development of Canvaxintm, the compensation committee of CancerVax’s board of directors confirmed the forfeiture of these shares of restricted stock.

MICROMET SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table and footnotes sets forth information regarding the beneficial ownership of Micromet’s ordinary shares, preference shares series (A new) and preference shares series (B new) as of January 31, 2006, and shares of common stock of Micromet Parent upon the consummation of the Micromet Reorganization, and the percentage which such ownership bears to the total number of outstanding shares of each class and all classes as of that date by (1) persons known to Micromet to be beneficial owners of more than 5% of any such stock, (2) the chief executive officer and the four other most highly compensated executive officers of Micromet who earned over $100,000 in the last completed fiscal year and who will become executive officers of the combined company and (3) all current executive officers and directors.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying options and warrants that are exercisable within 60 days of January 31, 2006 are considered to be outstanding by the person holding such options or warrants, but are not considered to be outstanding for purposes of computing the percentage ownership of any other person. To the knowledge of Micromet, except as indicated in the footnotes to the following table and subject to community property laws where applicable, the persons named in this table have sole voting and investment power with respect to all shares of capital stock of Micromet shown as beneficially owned by them.

This table is based on the following number of shares of each class and series of Micromet stock outstanding as of January 31, 2006: 77,642 ordinary shares; 1,232,876 preference shares series (A new); and 2,140,539 preference shares series (B new), and assuming the consummation of the Micromet Reorganization, there will be 3,451,057 shares of Micromet Parent common stock outstanding. The address for those individuals for which an address is not otherwise indicated is: c/o Micromet AG, Staffelseestr. 2, 81477 Munich, Germany.

					Percentage of
			Percentage of	Percentage of	Outstanding
		Percentage of	Outstanding	Outstanding	Micromet Parent
	Number of	Outstanding	Series A (New)	Series B (New)	Common Stock
	Shares	Ordinary	Preference	Preference	(after Micromet
Name and Address of Beneficial Owner	Owned	Shares	Shares	Shares	Reorganization)(12)

Directors and named executive officers:
Jerry Benjamin(1)	672,519	*	24.4%	17.3%	19.5%
Gerhard Riethmüller	20,190	26.0%	—	—	*
Clemens Doppler(3)	560,376	*	13.4%	18.5%	16.2%
John Berriman	—	*	—	—	*
Michael Carter	—	*	—	—	—
Otello Stampacchia(2)	620,884	*	10.8%	22.8%	18.0%
Christian Itin	550	*	—	—	*
Patrick A. Baeuerle	4,300	5.5%	—	—	*
Gregor Mirow	1,500	1.9%	—	—	*
Carsten Reinhardt	—	*	—	—	*
All executive officers and directors as a group (10 persons)(11)	1,880,319	34.7%	48.6%	58.6%	54.5%

					Percentage of
			Percentage of	Percentage of	Outstanding
		Percentage of	Outstanding	Outstanding	Micromet Parent
	Number of	Outstanding	Series A (New)	Series B (New)	Common Stock
	Shares	Ordinary	Preference	Preference	(after Micromet
Name and Address of Beneficial Owner	Owned	Shares	Shares	Shares	Reorganization)(12)

Five percent stockholders:
Entities affiliated with Advent Venture Partners(1)	672,519	*	24.4%	17.3%	19.5%
25 Buckingham Gate
London SW1E 6LD
United Kingdom
Omega Fund I, L.P.(2)	620,884	—	10.8%	22.8%	18.0%
c/o Walkers SPV Limited
Walker House
Mary Street
P.O. Box 908GT
George Town, Grand Cayman
Cayman Islands
3i Group plc.(3)	560,376	—	13.4%	18.5%	16.2%
91 Waterloo Road
London SE1 8XP
United Kingdom
Entities affiliated with Schroder Venture Managers Ltd.(4)	142,959	—	6.7%	2.8%	4.1%
22 Church Street
Hamilton HM 11
Bermuda
Abingworth Bioventures II
SICAV(5)	213,313	—	6.9%	6.0%	6.2%
231 Val des Bons Malades
L-2121 Luxembourg-Kirchberg
DG Lux Lacuna Apo Biotech, DG Bank Luxembourg S.A.(6)	179,295	—	6.5%	4.6%	5.2%
4 rue Thomas Edison
L-1445 Luxembourg-Strassen
International Biotechnology Trust plc(7)	338,950	*	8.1%	11.1%	9.8%
31 Gresham Street
London EC2V 7QA
United Kingdom
The Wellcome Trust Limited(8)	224,172	—	8.1%	5.8%	6.5%
210 Euston Road
London NW1 2BE
United Kingdom
HBM Bioventures (Cayman) Ltd.(9)	217,750	—	8.1%	5.5%	6.3%
P.O. Box 30852
SMB, Eucalyptus Building
Crewe Road
Grand Cayman, Cayman Islands
British West Indies
Curis, Inc.(10)	6,006	7.7%	—	—	*
61 Moulton Street
Cambridge, MA
Enzon Pharmaceuticals, Inc.	16,836	21.7%	—	—	*
685 Route 202/206
Bridgewater, NJ 08807
Gerhard Riethmüller	20,190	26.0%	—	—	*
Erich Felber	12,300	15.8%	—	—	*

Percentage of
			Percentage of	Percentage of	Outstanding
		Percentage of	Outstanding	Outstanding	Micromet Parent
	Number of	Outstanding	Series A (New)	Series B (New)	Common Stock
	Shares	Ordinary	Preference	Preference	(after Micromet
Name and Address of Beneficial Owner	Owned	Shares	Shares	Shares	Reorganization)(12)

Gunther Schlimok	5,850	7.5%	—	—	*
Patrick A. Baeuerle	4,300	5.5%	—	—	*

*	Represents beneficial ownership of less than 1%.

(1)	Consists of: 210 ordinary shares, 152,179 preference shares series (A new) and 186,297 preference shares series (B new) held of record by Advent Private Equity Fund III ‘A’ Limited Partnership; 103 ordinary shares, 74,562 preference shares series (A new) and 91,239 preference shares series (B new) held of record by Advent Private Equity Fund III ‘B’ Limited Partnership; 29 ordinary shares, 20,807 preference shares series (A new) and 25,462 preference shares series (B new) held of record by Advent Private Equity Fund III ‘C’ Limited Partnership; 56 ordinary shares, 40,918 preference shares series (A new) and 50,075 preference shares series (B new) held of record by Advent Private Equity Fund III ‘D’ Limited Partnership; 8 ordinary shares, 5,885 preference shares series (A new) and 7,214 preference shares series (B new) held of record by Advent Private Equity Fund III GmbH & Co. KG; 7 ordinary shares, 4,899 preference shares series (A new) and 5,941 preference shares series (B new) held of record by Advent Private Equity Fund III Affiliates Limited Partnership; and 2 ordinary shares, 1,471 preference shares series (A new) and 1,289 preference shares series (B new) held of record by Advent Management III Limited Partnership. Mr. Benjamin is a general partner of each of the foregoing entities. As a result, Mr. Benjamin shares voting and dispositive power with respect to the shares held by these entities and disclaims beneficial ownership of the shares in which he has no pecuniary interest.

(2)	Consists of: 133,483 preference shares series (A new) and 487,401 preference shares series (B new) held of record by Omega Fund I, L.P. Mr. Stampacchia is Chief Investment Advisor of Omega Fund I, L.P. As a result, Mr. Stampacchia shares voting and dispositive power with respect to the shares held by these entities and disclaims beneficial ownership of the shares in which he has no pecuniary interest.

(3)	Consists of: 164,589 preference shares series (A new) and 395,787 preference shares series (B new) held of record by 3i Group plc. Dr. Doppler is a director of 3i, which is an advisor to 3i Group plc. As a result, Dr. Doppler shares voting and dispositive power with respect to the shares held by these entities and disclaims beneficial ownership of the shares in which he has no pecuniary interest.

(4)	Consists of: 52,324 preference shares series (A new) and 37,753 preference shares series (B new) held of record by Schroder Ventures International Life Sciences Fund L.P. 1; 8,956 preference shares series (A new) and 8,038 preference shares series (B new) held of record by Schroder Ventures International Life Sciences Fund L.P. 2; 19,584 preference shares series (A new) and 14,239 preference shares series (B new) held of record by Schroder Ventures International Life Sciences Fund Trust.

(5)	Consists of: 84,881 preference shares series (A new) and 128,432 preference shares series (B new) held of record by Abingworth Bioventures II SICA V.

(6)	Consists of: 80,188 preference shares series (A new) and 99,107 preference shares series (B new) held of record by DG Lux Lacuna Apo Biotech, DG Bank Luxembourg S.A.

(7)	Consists of: 354 ordinary shares, 100,235 preference shares series (A new) and 238,361 preference shares series (B new) held of record by International Biotechnology Trust plc.

(8)	Consists of: 100,235 preference shares series (A new) and 123,937 preference shares series (B new) held of record by The Wellcome Trust Limited.

(9)	Consists of: 100,234 preference shares series (A new) and 117,516 preference shares series (B new) held of record by HBM Bioventures (Cayman) Ltd.

(10)	All reported shares are ordinary shares.

(11)	Consists of: 26,955 ordinary shares, 681,722 preference shares series (A new) and 1,314,601 preference shares series (B new)

(12)	It is anticipated that after the Micromet Reorganization, but prior to the consummation of the merger, certain employees and members of the supervisory board of Micromet will be granted options to purchase Micromet Parent common stock. As the amount of and terms of such option grants have not yet been determined, no options to purchase Micromet Parent have been included in the table.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in CancerVax’s Proposal No. 3.

The following unaudited pro forma condensed combined financial statements give effect to the proposed transaction between CancerVax and Micromet. For accounting purposes Micromet is considered to be acquiring CancerVax in this transaction. Accordingly, the purchase price is allocated among the fair values of the assets and liabilities of CancerVax, while the historical results of Micromet are reflected in the results of the combined company. The transaction will be accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards, or SFAS, No. 141, Business Combinations. Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 2 to these unaudited pro forma condensed combined financial statements, is allocated to the tangible and intangible assets acquired and liabilities assumed in connection with the transaction, based on their estimated fair values as of the completion of the transaction.

For purposes of these unaudited pro forma condensed combined financial statements, management has made a preliminary allocation of the estimated purchase price to the tangible and intangible assets acquired and liabilities assumed based on various preliminary estimates of their fair value, as described in Note 2 to these unaudited pro forma condensed combined financial statements. A final determination of these estimated fair values, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible and intangible assets of CancerVax that exist as of the date of completion of the transaction. The actual amounts recorded as of the completion of the transaction may differ materially from the information presented in these unaudited pro forma condensed combined financial statements. In addition to the receipt of the final valuation, the impact of future integration activities, the timing of completion of the transaction and other changes in CancerVax’s net tangible and intangible assets that occur prior to completion of the transaction could cause material differences in the information presented. For example, upon closing of the merger, as a result of CancerVax’s continued consumption of its working capital, the final purchase price may exceed the fair value of the assets acquired and liabilities assumed resulting in positive goodwill.

The unaudited pro forma condensed combined financial statements presented below are based upon the historical financial statements of CancerVax and Micromet, adjusted to give effect to the acquisition of CancerVax by Micromet for accounting purposes. The pro forma adjustments are described in the accompanying notes presented on the following pages.

The unaudited pro forma condensed combined balance sheet as of September 30, 2005 gives effect to the proposed transaction as if it occurred on September 30, 2005 and combines the historical balance sheets of CancerVax and Micromet as of September 30, 2005. The Micromet balance sheet information was derived from its unaudited condensed balance sheet as of September 30, 2005 included herein. The CancerVax balance sheet information was derived from its unaudited condensed consolidated balance sheet included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 and included herein.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2004 is presented as if the transaction was consummated on January 1, 2004 and combines the historical results of CancerVax and Micromet for the year ended December 31, 2004. The historical results of Micromet were derived from its audited statement of operations for the year ended December 31, 2004 included herein. The historical results of CancerVax were derived from its consolidated statement of operations included in its Annual Report on Form 10-K, for its year ended December 31, 2004 and included herein.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2005 is presented as if the transaction was consummated on January 1, 2004 and combines the historical results of CancerVax and Micromet for the nine months ended September 30, 2005. The historical results of Micromet were derived from its unaudited condensed statement of operations for the nine months ended September 30, 2005 included herein. The historical results of CancerVax were derived from its unaudited condensed consolidated statement of operations included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 and included herein.

The unaudited pro forma condensed combined financial statements have been prepared by CancerVax and Micromet management for illustrative purposes only and are not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had CancerVax and Micromet been a combined company during the specified periods. The pro forma adjustments are based on the preliminary information available at the time of the preparation of this document. The unaudited pro forma condensed combined financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the historical financial statements of Micromet for the year ended December 31, 2004 included herein, the unaudited condensed financial statements of Micromet for the nine months ended September 30, 2005 included herein, the historical consolidated financial statements of CancerVax included in its Annual Report on Form 10-K, for the year ended December 31, 2004 and included herein and the historical unaudited condensed consolidated financial statements of CancerVax included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 and included herein.

Unaudited Pro Forma Condensed Combined Balance Sheets
As of September 30, 2005
(In thousands)

	Micromet		Pro Forma
	Historical ($)	CancerVax	Adjustments		Pro Forma
	(A)	Historical ($)	($) (A)		Combined ($)

ASSETS
Current assets:
Cash and cash equivalents	$7,279	$45,566	$(18,000)	M	$32,188
			(247)	N
			(2,410)	O
Securities available-for-sale	3,078	14,689			17,767
Accounts receivable	1,325	4,500			5,825
Property and equipment held for sale	—	—	495	G	495
Other current assets	1,073	341			1,414

Total current assets	12,755	65,096	(20,162)		57,689
Property and equipment, net	3,790	4,602	(3,890)	G	4,502
Goodwill	—	5,381	(5,381)	F	—
Patents, net	10,319	719			11,038
Restricted cash	539	1,280			1,819
Other assets	404	314	(133)	F	585

Total assets	$27,807	$77,392	$(29,566)		$75,633

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$9,271	$8,852	$1,420	L	$20,361
			1,065	I
			(247)	N
Current portion of deferred revenue	7,323	—			7,323
Current portion of long-term debt	4,771	3,178	(3,053)	M	4,896

Total current liabilities	21,365	12,030	(815)		32,580
Deferred revenue, net of current portion	57	—			57
Long-term debt, net of current portion	8,920	14,947	(14,947)	M	6,330
			(2,590)	O
Convertible notes payable	37,697	—			37,697
Other liabilities	867	1,609	(1,136)	F	6,188
			4,848	H
Stockholders’ equity:
Convertible preferred stock	274	—	(274)	D	—
Common stock	73	1	(1)	B	3
			274	D
			(344)	E
Additional paid-in capital	75,039	257,841	(257,841)	B	118,352
			42,989	C
			(20)	D
			344	E
Stock subscription receivable	(358)	—			(358)
Accumulated other comprehensive loss	—	(13)	13	B	—
Deferred compensation	—	(448)	448	B	(664)
			(664)	K
Accumulated deficit	(116,107)	(208,575)	208,575	B	(124,552)
			(8,625)	J
			180	O
Treasury stock	(20)	—	20	D	—

Total stockholders’ equity (deficit)	(41,099)	48,806	(14,926)		(7,219)

Total liabilities and stockholders’ equity (deficit)	$27,807	$77,392	$(29,566)		$75,633

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2004
(In thousands, except per share amounts)

	Micromet		Pro Forma		Pro Forma
	Historical	CancerVax	Adjustments		Combined
	($) (A)	Historical ($)	($) (A)		($)

Revenues	$16,741	$1,526			$18,267
Operating expenses:
Research and development	33,084	43,102	(1,414)	R	74,772
General and administrative	5,589	12,310	(658)	R	17,241
Amortization of employee stock-based compensation	—	1,864	4,392	S	6,256

Total operating expenses	38,673	57,276	2,320		98,269
			7	P
Other income (expense), net	(3,137)	164	252	Q	(2,714)

Net loss	$(25,069)	$(55,586)	$(2,061)		$(82,716)

Basic and diluted net loss per share	$—	$(2.08)			$(0.98)

Weighted averaged shares used to compute basic and diluted net loss per share	—	26,733	58,013	T	84,746

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Nine Months Ended September 30, 2005
(In thousands, except per share amounts)

	Micromet		Pro Forma		Pro Forma
	Historical	CancerVax	Adjustments		Combined
	($) (A)	Historical ($)	($) (A)		($)

Revenues	$17,046	$38,888			$55,934
Operating expenses:
Research and development	21,707	31,241	(1,593)	R	51,355
General and administrative	4,297	8,897	(496)	R	12,698
Amortization of employee stock-based compensation	—	882	4,342	S	5,224
Impairment of long-lived assets	—	22,838			22,838

Total operating expenses	26,004	63,858	2,253		92,115
			157	P
Other income (expense), net	(3,378)	1,173	181	Q	(1,867)

Net loss	$(12,336)	$(23,797)	$(1,915)		$(38,048)

Basic and diluted net loss per share	$—	$(0.85)			$(0.44)

Weighted averaged shares used to compute basic and diluted net loss per share	—	27,833	58,013	T	85,846

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1.	Basis of Presentation

On January 6, 2006, CancerVax and Micromet entered into an Agreement and Plan of Merger and Reorganization under which a wholly-owned subsidiary of CancerVax will merge with and into Micromet, Inc., or Micromet Parent with Micromet Parent becoming a wholly-owned subsidiary of CancerVax and the surviving corporation of the merger. Upon completion of the merger, the combined company will change its name to Micromet, Inc., as contemplated under Proposal No. 4. Pursuant to the terms of the merger agreement, CancerVax will issue to Micromet stockholders, option holders, warrant holders and note holders shares of CancerVax common stock such that Micromet stockholders, option holders, warrant holders and note holders will own approximately 67.5% of the combined company on a fully-diluted basis and CancerVax stockholders will own approximately 32.5% of the combined company on a fully-diluted basis. Additionally, CancerVax will assume all of the stock options, stock warrants and restricted stock of Micromet outstanding as of the merger closing date subject to the same terms and conditions. The merger is intended to qualify as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code. The merger is subject to customary closing conditions, including approval by CancerVax stockholders.

Because Micromet stockholders will own approximately 67.5% of the voting stock of the combined company after the transaction, Micromet is deemed to be the acquiring company for accounting purposes and the transaction will be accounted for as a reverse acquisition under the purchase method of accounting for business combinations in accordance with accounting principles generally accepted in the United States. Accordingly, the assets and liabilities of CancerVax will be recorded as of the merger closing date at their estimated fair values.

2.	Purchase Price

The preliminary estimated total purchase price of the proposed transaction is as follows (in thousands):

Fair value of CancerVax common stock	$40,725
Estimated fair value of CancerVax stock options and stock warrants assumed	2,264
Estimated transaction costs incurred by Micromet	1,420

Total preliminary estimated purchase price	$44,409

As of January 6, 2006, CancerVax had 27,932,160 shares of common stock outstanding. The fair value of the CancerVax common stock used in the determining the purchase price was $1.46 per share based on the average of the closing prices for a range of trading days (January 5, 2006 through January 11, 2006, inclusive) around and including the announcement date of the proposed transaction. The fair value of the CancerVax stock options and stock warrants assumed by Micromet was determined using the Black-Scholes option pricing model with the following assumptions: stock price of $1.46, which is the value ascribed to the CancerVax common stock in determining the purchase price; volatility of 75%; dividend rate of 0%; risk-free interest rate of 4.0%; and a weighted average expected option life of 2.03 years. The estimated purchase price is preliminary because the proposed merger has not yet been completed. The actual purchase price may change based on the actual number of shares of CancerVax common stock and the number of CancerVax stock options and stock warrants outstanding on the merger closing date and Micromet’s final costs to complete the merger.

Under the purchase method of accounting, the total purchase price is allocated to the acquired tangible and intangible assets and assumed liabilities of CancerVax based on their estimated fair values as of the merger closing date. The excess of the purchase price over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill. The excess of the fair value of acquired assets and liabilities assumed over the purchase price (negative goodwill), if any, is considered negative goodwill and, in accordance with Statement of Financial Accounting Standard No. 141, Business Combinations, is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to certain acquired assets.

A preliminary allocation of the total preliminary estimated purchase price, as shown above, to the acquired tangible and intangible assets and assumed liabilities of CancerVax based on their estimated fair values as of September 30, 2005 and a preliminary allocation of the resulting negative goodwill are as follows (in thousands):

	Fair Value of		Preliminary
	Assets Acquired and	Pro Rata Allocation	Allocation of
	Liabilities Assumed	of Negative Goodwill	Purchase Price

Cash, cash equivalents and securities available-for-sale	$60,255		$60,255
Property and equipment held for sale	495		495
Property and equipment held and used	1,921	$(1,209)	712
In-process research and development	23,281	(14,656)	8,625
Capitalized patents	719		719
Other assets	6,302		6,302
Existing assumed liabilities	(27,450)		(27,450)
Unfavorable lease liability	(4,848)		(4,848)
Assumed severance obligation	(1,065)		(1,065)
Deferred stock-based compensation	664		664

Total	$60,274	$(15,865)	$44,409

The allocation of the estimated purchase price is preliminary because the proposed transaction has not yet been completed. The purchase price allocation will remain preliminary until Micromet completes a third-party valuation of significant identifiable intangible assets acquired (including in-process research and development) and determines the fair values of other assets acquired and liabilities assumed. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the merger and will be based on the fair values of the assets acquired and liabilities assumed as of the merger closing date. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements. For example, upon closing of the merger, as a result of CancerVax’s continued consumption of its working capital, the final purchase price may exceed the fair value of the assets acquired and liabilities assumed resulting in positive goodwill.

After the pro rata reduction of the amounts assigned to acquired assets for the negative goodwill, the amount of the preliminary purchase price allocated to in-process research and development, or IPR&D, is estimated to be $8.6 million. The acquired IPR&D projects consists of the following: D93 and other denatured collagen related anti-angiogenesis programs that potentially target various solid tumors; SAI-EGF and related programs that target the epidermal growth factor receptor, or, EGFR, signaling pathway that potentially target non-small cell lung cancer and various solid tumors; GD2, a humanized, monoclonal antibody that appears to target tumor-associated antigens that are expressed in a variety of solid tumor cancers; and certain other non-denatured collagen related humanized, monoclonal antibodies and peptides that potentially target various solid tumors.

The fair value of the IPR&D projects was determined utilizing the income approach, assuming that the rights to the IPR&D projects will be sub-licensed to third parties in exchange for certain up-front, milestone and royalty payments, and the combined company will have no further involvement in the ongoing development and commercialization of the projects. Under the income approach, the expected future net cash flows from sub-licensing for each IPR&D project are estimated, risk-adjusted to reflect the risks inherent in the development process and discounted to their net present value. Significant factors considered in the calculation of the discount rate are the weighted-average cost of capital and return on assets. Management believes that the discount rate utilized is consistent with the projects’ stage of development and the uncertainties in the estimates described above. Because the acquired IPR&D projects are in the early stages of the development cycle, the amount allocated to IPR&D will be recorded as an expense immediately upon completion of the merger.

3.	Pro Forma Adjustments

The unaudited pro forma condensed combined financial statements include certain pro forma adjustments to give effect to certain significant capital transactions of Micromet occurring prior to and as a direct result of the proposed merger, and the acquisition of CancerVax by Micromet for accounting purposes.

The unaudited pro forma condensed combined financial statements also include an adjustment for contractual severance liabilities owed to the chief executive officer and certain other CancerVax employees, in accordance with Emerging Issues Task Force, or EITF, No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. Additional employee severance, employee relocation or restructuring costs associated with the merger, if any, will result in additional assumed liabilities and an adjustment to goodwill.

The unaudited pro forma condensed combined financial statements do not include any adjustments for income taxes as the combined company is anticipated to incur taxable losses for the foreseeable future.

The pro forma adjustments are as follows (in thousands, except share and per share amounts):

(A) The historical financial statements of Micromet have been translated into US dollars, using an exchange rate of 1 Euro to 1.20480 US dollars for the balance sheet as of September 30, 2005, and 1 Euro to 1.24386 US dollars and 1 Euro to 1.26417 US dollars for the statements of operations for the year ended December 31, 2004 and the nine months ended September 30, 2005, respectively. The balance sheet rate is the exchange rate as of September 30, 2005. The statements of operations rates are an average exchange rate for the periods presented.

(B) To eliminate CancerVax’s historical stockholders’ equity accounts.

(C) To record the value of the CancerVax common stock, stock options and stock warrants assumed in the merger.

(D) To reflect the conversion of all outstanding shares of Micromet preferred stock into Micromet common stock and the elimination of Micromet’s treasury stock. Upon completion of the merger, all of the issued and outstanding shares of Micromet common stock will be exchanged for 58,012,946 shares of CancerVax common stock pursuant to the merger agreement.

(E) To adjust the common stock and additional paid-in capital accounts to reflect the 85,945,106 shares of CancerVax common stock, par value $0.00004, to be outstanding upon the completion of the merger. The pro forma shares of CancerVax common stock to be outstanding upon completion of the merger has not been adjusted for the CancerVax reverse stock split that is contemplated in Proposal No. 3.

(F) To eliminate CancerVax’s historical goodwill, capitalized patents and certain other assets, and deferred rent liability.

(G) To record the step-down in the basis of CancerVax’s property and equipment from book value to estimated fair value and reclassify property and equipment held for sale to a current asset.

(H) To record the unfavorable lease liability for CancerVax facility operating leases with above-market lease rates.

(I) To record the severance obligations due to David F. Hale, CancerVax’s President and Chief Executive Officer, and certain other CancerVax employees upon completion of the merger. Mr. Hale’s employment will be terminated effective upon completion of the merger, although Mr. Hale will continue as the chairman of the board of directors of the combined company. Because the expense associated with the severance obligation is directly attributable to the merger and will not have a continuing impact, it is not reflected in the pro forma statements of operations. However, this item will be recorded as an expense immediately following the completion of the merger.

(J) To record the estimated fair value of in-process research and development acquired in the merger, net of the value of in-process research and development allocated to the capitalized patents asset. Because the in-process research and development charge is directly attributable to the merger and will not have a continuing impact, it is not reflected in the pro forma statements of operations. However, this item will be recorded as an expense immediately following the completion of the merger.

(K) To record the deferred stock-based compensation associated with unvested CancerVax stock options assumed in the merger. The amortization of employee stock-based compensation associated with the value of unvested CancerVax stock options assumed in the merger has not been reflected in the pro forma statements of operations because the amortization will not have a material impact on continuing operations.

(L) To record Micromet’s estimated cash transaction costs. CancerVax’s estimated transaction costs of $2.4 million will be expensed as incurred and are not reflected in the pro forma statements of operations.

(M) To reflect the cash repayment, upon completion of the merger, of the $18.0 million of outstanding borrowings as of September 30, 2005 under CancerVax’s $18.0 million bank credit facility. The terms of the loan agreement require that it be repaid in full upon the occurrence of a change of control event, such as the completion of the proposed merger.

(N) To reflect the cash repayment, upon completion of the merger, of Micromet’s debtor warrant obligation with Grundstücksverwaltungsgesellschaft mbH & Co. Objekt Eins KG, or GEK of €0.2 million ($0.2 million at the September 30, 2005 exchange rate).

(O) To reflect the settlement of certain of Micromet’s long-term debt obligations with Technologie-Beteiligungs-Gesellschaft mbH, or tbg, with a face value of €2.2 million ($2.6 million at the September 30, 2005 exchange rate) for a cash payment of €2.0 million ($2.4 million at the September 30, 2005 exchange rate), due upon completion of the merger. The difference between the cash settlement payment and the face value of the debt obligations represents a gain on debt restructuring. Because this item is directly attributable to the merger and will not have a continuing impact, it is not reflected in the pro forma statements of operations. However, this item will be recorded as a gain immediately following the completion of the merger.

(P) To eliminate the interest expense recognized during the year ended December 31, 2004 and the nine months ended September 30, 2005 associated with CancerVax’s $18.0 million bank credit facility as a result of the repayment of the outstanding borrowings under this credit facility upon completion of the merger.

(Q) To eliminate the interest expense recognized during the year ended December 31, 2004 and the nine months ended September 30, 2005 associated with certain of Micromet’s long-term debt obligations with tbg as a result of the settlement of the debt upon completion of the merger.

(R) To eliminate the historical depreciation expense on property and equipment recognized by CancerVax for the year ended December 31, 2004 and the nine months ended September 30, 2005. The depreciation expense associated with the value of CancerVax property and equipment acquired in the merger has not been reflected in the pro forma statements of operations because the depreciation expense will not have a material impact on continuing operations.

(S) To adjust CancerVax’s historical amortization of employee stock-based compensation to conform to Micromet’s policy for accounting for stock-based compensation.

(T) To eliminate Micromet’s weighted average shares outstanding and reflect the issuance of 58,012,946 shares of CancerVax common stock pursuant to the merger agreement. The pro forma weighted average shares outstanding upon completion of the merger has not been adjusted for the CancerVax reverse stock split that is contemplated in Proposal No. 3.

4.	Significant Micromet Capital Transactions Subsequent to September 30, 2005

Subsequent to September 30, 2005, Micromet entered into the following significant capital transactions, which have not been reflected in the pro forma condensed combined financial statements:

In the fourth quarter of 2005, Micromet received an equity investment of €4.0 million ($4.8 million at the September 30, 2005 exchange rate), from existing shareholders for the purchase of preference shares Series (B new).

In December 2005, Micromet’s convertible note payable to Enzon Pharmaceuticals, Inc. with a face value of €9.3 million ($11.2 million at the September 30, 2005 exchange rate) was converted into 16,836 shares of Micromet common stock as a result of the termination of Micromet’s collaboration agreement with Enzon.

In December 2005, certain convertible notes payable to Micromet shareholders with a face value of €10.0 million ($12.0 million at the September 30, 2005 exchange rate) were converted into 18,704 shares of Micromet preference shares Series (B new).

5.	Impact of the Proposed Merger on Certain Micromet Debt Obligations

Micromet has a convertible note payable to MedImmune Ventures, Inc. with a face value of €10.0 million ($12.0 million at the September 30, 2005 exchange rate). MedImmune Ventures has the right to convert the note in full into shares of Micromet preference shares series (A new) upon an initial public offering or reverse merger involving Micromet if the pre-money valuation of Micromet in such transaction is at least €120.0 million ($144.6 million at the September 30, 2005 exchange rate). The conversion rate decreases ratably as Micromet’s pre-money valuation in such transaction decreases. Additionally, MedImmune Ventures has the right to call the note in full if, immediately following an IPO or reverse merger involving Micromet, the resulting entity has cash and cash equivalents in excess of €60.0 million ($72.3 million at the September 30, 2005 exchange rate). The callable amount of the note decreases ratably as the amount of the cash and cash equivalents of the resulting entity immediately following such transaction decreases. No amount of the note is callable if the cash and cash equivalents of the resulting entity immediately following such transaction is less than €30.0 million ($36.1 million at the September 30, 2005 exchange rate). Management does not believe that the call option of the MedImmune Ventures note will be triggered upon completion of the proposed merger. The MedImmune Ventures note is classified as noncurrent in Micromet’s historical balance sheet as of September 30, 2005.

Micromet has a non-interest bearing loan agreement with Curis, Inc. with remaining unpaid borrowings at September 30, 2005 of €3.3 million ($3.9 million at the September 30, 2005 exchange rate). In February 2006, Micromet was notified by Curis that the proposed merger with CancerVax qualifies as an exit event under the terms of the loan agreement, thereby triggering a loan payment of €2.0 million ($2.4 million at the September 30, 2005 exchange rate) within 30 days after completion of the merger. Management does not believe that the proposed merger qualifies as an exit event under the terms of the loan agreement and intends to dispute Curis’ interpretation of the loan agreement. The remaining unpaid balance of the Curis loan is classified as current in Micromet’s historical balance sheet as of September 30, 2005.

MANAGEMENT OF THE COMBINED COMPANY
AFTER THE MERGER

Upon consummation of the merger, the board of directors of the combined company will be comprised of nine members. The following table lists the names, ages and positions of individuals currently designated by CancerVax and Micromet to serve as directors and executive officers of the combined company upon consummation of the merger. The ninth member of the board of directors is expected to be selected by Micromet prior to the completion of the merger. The ages of the individuals are provided as of January 31, 2006.

Executive Officers and Directors

Name	Age	Position

Executive Officers:
Christian Itin, Ph.D.	41	President, Chief Executive Officer and Director
Gregor K. Mirow, M.D., M.B.A.	46	Senior Vice President, Operations
Patrick A. Baeuerle, Ph.D.	48	Senior Vice President, Chief Scientific Officer
Carsten Reinhardt, M.D., Ph.D.	38	Senior Vice President, Clinical Development
Hazel M. Aker, J.D.	50	Senior Vice President, General Counsel
William R. LaRue	54	Senior Vice President, Chief Financial Officer
Directors:
David F. Hale	57	Chairman
Phillip M. Schneider(2)	49	Director
Michael G. Carter, M.B., Ch.B., F.R.C.P(1)(3)	68	Director
Barclay A. Phillips(2)(3)	43	Director
Jerry C. Benjamin(1)(3)	65	Director
Otello Stampacchia, Ph.D.(1)	36	Director
John E. Berriman(1)(2)	57	Director

(1)	Member of compensation committee.

(2)	Member of audit committee.

(3)	Member of nominating/corporate governance committee.

Executive Officers

Christian Itin, Ph.D. has served as Chief Executive Officer of Micromet since March 2004, as Chief Business Officer from April 2002 to March 2004, as Vice President Business and Corporate Development from September 2001 to April 2002, Vice President of Corporate Development from September 2000 to September 2001 and as Head of IP and Licensing from September 1999 to September 2000. Before joining Micromet, Mr. Itin was a co-founder of Zyomyx, Inc. (Hayward, CA, USA), a protein chip company. Mr. Itin received a Diploma in biology and a Ph.D. in cell biology from the University of Basel, Switzerland; he also performed post-doctoral research at the Biocenter of Basel University and at Stanford University School of Medicine, CA.

Gregor K. Mirow, M.D., M.B.A. has served as the Chief Operating Officer and Chief Financial Officer of Micromet since June 1999. From January 1997 to April 1999, Mr. Mirow served as Managing Director of the Rentschler Medical Drug Group, a drug development company. From January 1990 to December 1996, Mr. Mirow worked as a management consultant in a variety of life science fields. Mr. Mirow received his medical degree at the Technical University of Munich in 1986 and an M.B.A. from the Wharton School of the University of Pennsylvania in 1989.

Patrick A. Baeuerle, Ph.D. has served as Micromet’s Chief Scientific Officer since October 1998. From February 1996 to September 1998, Mr. Baeuerle headed the drug discovery activities of Tularik Inc. in South San Francisco, CA, as Director, Drug Discovery. From October 1994 to February 1996, Mr. Baeuerle served as a full Professor and Chairman of Biochemistry at the Medical Faculty of Freiburg University, Germany. In 1989, he was

awarded a group leader position at the Gene Center in Martinsried, Germany, where he did seminal research on transcription factor NF-kappaB. According to a survey by the Institute for Scientific Information (ISI, Philadelphia, PA, USA), Mr. Baeuerle was Germany’s most frequently cited biomedical scientist of the past decade, and 38th worldwide. He has published more than 190 scientific papers, and four educational children books on biology. In addition, Mr. Baeuerle is the first recipient of the Prix Européen de l’Avenir and an elected member of the European Molecular Biology Organization (EMBO). He was appointed Honorary Professor of Immunology at the University of Munich in 2000. Mr. Baeuerle performed his Ph.D. work at the Max Planck Institute for Psychiatry in Martinsried and at the European Molecular Biology Laboratory (EMBL) in Heidelberg, obtained a Ph.D. degree in biology from the University of Munich, and performed his post-doctoral research with David Baltimore at the Whitehead Institute of the Massachusetts Institute of Technology (MIT), Cambridge, MA.

Carsten Reinhardt, M.D., Ph.D., has served as Senior Vice President Clinical Development of Micromet since June 2005. Before joining Micromet, Mr. Reinhardt was International Medical Leader for Herceptin at Hoffmann-La Roche (Basel, Switzerland) between 2003 and 2005, as well as Head of Clinical Development at Fresenius Biotech (Munich, Germany) until 2003. From 1995 to 2000, Mr. Reinhardt worked at various academic institutions (University of Tübingen, Max-Planck-Institute of Psychiatry, Munich) to complete his curriculum in Neurology. Between 1991 and 1995 Mr. Reinhardt performed his Ph.D. thesis in Cellular Immunology at the Institute of Immunology in Munich, Germany. Mr. Reinhardt received a Medical Degree in 1994 from University of Munich, Germany. Mr. Reinhardt is a Visiting Professor for Pharmaceutical Medicine at the University of Basel.

Hazel M. Aker, J.D. has served as CancerVax’s Senior Vice President, General Counsel and Secretary since February 2003, and as Vice President, General Counsel and Secretary from February 2001 to February 2003. From April 2000 to March 2001, Ms. Aker served as Vice President, General Counsel and Secretary for Alaris Medical, Inc., and its subsidiary, Alaris Medical Systems, Inc., a manufacturer of intravenous infusion therapy products and patient monitoring systems. From October 1999 to April 2000, Ms. Aker served as Vice President and General Counsel and, from December 1999 to April 2000, as Vice President of Regulatory and Quality Affairs, for Women First HealthCare, Inc. From May 1995 until October 1999, Ms. Aker served as Corporate Vice President, Legal Affairs, and Assistant General Counsel for Alaris Medical Systems, Inc., which was formerly IVAC Medical Systems, Inc. Ms. Aker is a member of the State Bar of California. Ms. Aker received a B.A. from the University of California, San Diego and a J.D. from the University of San Diego School of Law.

William R. LaRue has served as CancerVax’s Senior Vice President and Chief Financial Officer since April 2001. From March 2000 to February 2001, Mr. LaRue served as Executive Vice President and Chief Financial Officer of eHelp Corporation, a provider of user assistance software. From January 1997 to February 2000, Mr. LaRue served as Vice President and Treasurer of Safeskin Corporation, a publicly traded medical device company, and from January 1993 to 1997 he served as Treasurer of GDE Systems, Inc., a high technology electronic systems company. Mr. LaRue serves on the board of directors of Cadence Pharmaceuticals, Inc., a privately-held specialty pharmaceutical company. Mr. LaRue received a B.S. in business administration and M.B.A. from the University of Southern California.

Each officer will be elected by the combined company’s board of directors and will serve at the board’s discretion.

Directors

David F. Hale has served as President and Chief Executive Officer of CancerVax since October 2000 and as a member of our Board of Directors since December 2000. Upon consummation of the merger, Mr. Hale will continue as Chairman of the Board of Directors. Beginning in June 2000, Mr. Hale consulted with Dr. Morton on the transfer of the rights to Canvaxin to us, our initial financing and the commencement of our operations. From January 1998 to May 2000, Mr. Hale served as President and Chief Executive Officer of Women First HealthCare, Inc., a publicly-traded specialty pharmaceuticals company. Prior to joining Women First HealthCare, Mr. Hale served from May 1987 to November 1997 as Chairman, President and Chief Executive Officer of Gensia, Inc., a publicly-held biopharmaceutical company, which merged with Sicor, Inc., to form GensiaSicor, Inc., and which was recently acquired by Teva Pharmaceutical Industries Limited. He also served from February 1987 to September 1995 as Chairman of Viagene, Inc., a publicly held biotechnology company that was acquired by Chiron, Inc. Mr. Hale served from April 1982 to May 1987 in several positions with Hybritech, Inc., a publicly-traded biotechnology company that was acquired by Eli Lilly and Co., including Senior Vice President of Marketing and Business Development, President and Chief Operating Officer and ultimately President and Chief Executive Officer. Prior to joining Hybritech, Mr. Hale served from January 1980 to April 1982 as Vice President, Sales and Marketing and then as Vice President and General Manager with BBL Microbiology Systems, a division of Becton, Dickinson & Co. From March 1971 to December 1980, Mr. Hale held various marketing and sales management positions with Ortho Pharmaceutical Corporation, a division of Johnson & Johnson, Inc. Mr. Hale currently serves as Chairman of the Board of Directors of Santarus, Inc. and Somaxon Pharmaceuticals, Inc., publicly-traded specialty pharmaceutical companies, as a director of Metabasis Therapeutics, Inc., publicly-traded biotechnology company, and as a director of several privately-held biotechnology companies, including SkinMedica, Inc. and Verus Pharmaceuticals, Inc. Mr. Hale is also a director of the Biotechnology Industry Organization, BIOCOM, the California Healthcare Institute and is a co-founder and director of CONNECT. Mr. Hale received a B.A. in biology and chemistry from Jacksonville State University.

Phillip M. Schneider has served as a member of CancerVax’s Board of Directors since September 2003. Mr. Schneider is the former Chief Financial Officer of IDEC Pharmaceuticals Corporation. During his 15-year tenure at IDEC, which ended in October 2002, he served as Senior Vice President and Chief Financial Officer and played an integral role in the company’s growth. Prior to his association with IDEC, Mr. Schneider held various management positions at Syntex Pharmaceuticals Corporation and was previously with KPMG, LLP. Mr. Schneider has served as a director and chair of the audit committee of Gen-Probe Incorporated since November 2002 and serves as a member of the Board of Directors and chair of the audit committee for Targegen, Inc., a privately held biotechnology company. Mr. Schneider holds an M.B.A. from the University of Southern California and a B.S. in biochemistry from the University of California at Davis.

Michael G. Carter, M.B., Ch.B., F.R.C.P. (Edinburgh) has served as a member of CancerVax’s Board of Directors since February 2001. Dr. Carter is a venture partner at S.V. Life Sciences Advisers LLP. Dr. Carter retired from Zeneca, PLC, a publicly-traded global pharmaceutical company, in 1998. Dr. Carter served Zeneca as International Medical Director from 1986 to 1989 and as International Marketing Director from 1990 to 1995. From 1985 to 1995, Dr. Carter served as a member of the U.K. Government’s Medicines Commission. From 1976 to 1984, Dr. Carter held several positions with Roche Products, Ltd, including head of Medical Development and Medical Affairs and Director of the Pharmaceutical Division. Dr. Carter currently serves as a Director of several European biopharmaceutical companies, including Micromet GmbH and Fulcrum Pharmaceuticals PLC, as Chairman of the Board of Directors of Metris Therapeutics, Ltd., and as a member of the Board of Directors of Santarus, Inc. Dr. Carter is an Elected Fellow of the Royal Pharmaceutical Society, Faculty of Pharmaceutical Medicine, and of the Royal College of Physicians of Edinburgh. Dr. Carter received a bachelor’s degree in Pharmacy from London University (U.K.) and a medical degree from Sheffield University Medical School (U.K.).

Barclay A. Phillips has served as a member of CancerVax’s Board of Directors since December 2000. From 1999 to the present, Mr. Phillips has been a Managing Director of Vector Fund Management. Mr. Phillips has investment management responsibility for Vector Later-Stage Equity Fund, L.P. and Vector Later-Stage Equity Fund II, L.P. From 1991 to 1999, Mr. Phillips served in various roles including Director of Private Placements and Biotechnology Analyst for INVESCO Funds Group, Inc. From 1985 to 1990, Mr. Phillips held positions in sales and trading with Paine Webber, Inc. and Shearson Lehman Hutton, Inc. Over the last ten years, Mr. Phillips has held board positions for a number of private companies and currently serves as a Director of Cellomics, Inc. and Acorda Therapeutics, Inc. Mr. Phillips received a B.A. in economics from the University of Colorado in Boulder.

Christian Itin will become a director of the combined company in connection with the consummation of the merger. Please see the preceding “Executive Officers” section for information regarding Mr. Itin.

Jerry C. Benjamin will become a director of the combined company in connection with the consummation of the merger. Mr. Benjamin has been a General Partner of Advent Venture Partners, a venture capital management firm in London, since 1985. Mr. Benjamin also serves on the Board of Directors of Orthofix International N.V., an international orthopedics company listed on NASDAQ. In the past, Mr. Benjamin has been a director of a number of public and private health care companies.

Otello Stampacchia, Ph.D. will become a director of the combined company in connection with the consummation of the merger. An Italian citizen, Mr. Stampacchia has served as Chief Investment Adviser of the Omega Fund since 2005. The Omega Fund is an investment vehicle specializing in providing liquidity to existing investors in health care companies through the acquisition and subsequent management of direct investment positions. Omega acquires ownership interests in public and private biopharmaceutical and device companies, focusing on Western Europe and the USA. Otello has been involved in various venture capital activities in biotechnology since 2001, formerly as Head of Life Sciences Investments at NIB Capital Private Equity (now Alpinvest Partners), a private equity asset manager with currently over EUR32bn under management. Previously, Mr. Stampacchia was a member of the health care Corporate Finance and M&A team at Goldman Sachs International in London, and he helped to initiate the health care investment activities of Index Securities (now Index Ventures). Mr. Stampacchia has a Ph.D. in Molecular Biology from the University of Geneva (Switzerland) and a European Doctorate in Biotechnology (EDBT) from the European Association for Higher Education in Biotechnology.

John E. Berriman will become a director of the combined company in connection with the consummation of the merger. Since May 2004, Mr. Berriman has been a consultant and a non-executive director of a number of private and public biotech companies. He served as a member of the Board of Directors of Alnylam Pharmaceuticals, Inc. from July 2003 until December 2005. From August 2001 until May 2004, Mr. Berriman served as a director of Abingworth Management, a venture capital firm specializing in life science biomedical companies. Mr. Berriman was a consultant to Abingworth Management from March 1997 to August 2001. From 1989 until 1996 Mr. Berriman was an executive director of Celltech pic.

Board Composition

Upon consummation of the merger, the board of directors of the combined company will be comprised of nine members. All directors hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal. Our Amended and Restated Certificate of Incorporation provides that the terms of office of the directors are divided into three classes:

•	Class I, whose term will expire at the annual meeting of stockholders to be held in 2007;

•	Class II, whose term will expire at the annual meeting of stockholders to be held in 2008; and

•	Class III, whose term will expire at the annual meeting of stockholders to be held in 2006.

Upon the consummation of the merger, Class I will consist of Messrs. Benjamin, Phillips and Stampacchia, Class II will consist of Messrs. Schneider, Itin and an individual to be designated by Micromet prior to the closing of the merger, and Class III will consist of Messrs. Hale, Carter and Berriman. At each annual meeting of stockholders, the successors to directors whose terms will then expire serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified. A resolution of the board of directors or affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock may change the authorized number of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

Board Committees

Our board of directors has an audit committee, a compensation committee and a corporate governance and nominating committee.

Compensation Committee.  Upon consummation of the merger, our compensation committee will consist of Messrs. Benjamin (chairman), Berriman, Carter and Stampacchia, each of whom will be a non-management member of our board of directors. The functions of this committee include:

•	reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices and procedures relating to the compensation of our directors, officers and other managerial employees and the establishment and administration of our employee benefit plans;

•	exercising authority under our stock incentive plan; and

•	advising and consulting with our officers regarding managerial personnel and development.

Audit Committee.  Upon consummation of the merger, our audit committee will consist of Messrs. Schneider (chairman), Berriman and Phillips, each of whom will be a non-management member of our board of directors. The functions of this committee include:

•	meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	meeting with our independent auditors and with internal financial personnel regarding these matters;

•	recommending to our board of directors the engagement of our independent auditors;

•	reviewing our audited financial statements and reports and discussing the statements and reports with our management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management; and

•	reviewing our financial plans and reporting recommendations to our full board for approval and to authorize action. Both our independent auditors and internal financial personnel regularly meet privately with our audit committee and have unrestricted access to this committee.

Nominating/Corporate Governance Committee.  Upon consummation of the merger, our nominating/ corporate governance committee will consist of Messrs. Phillips (chairman), Benjamin and Carter, each of whom will be a non-management member of our board of directors. The functions of this committee include:

•	reviewing and recommending nominees for election as directors;

•	assessing the performance of the board of directors;

•	developing guidelines for board composition; and

•	reviewing and administering our corporate governance guidelines and considering other issues relating to corporate governance

Compensation Committee Interlocks and Insider Participation.  The combined company’s Compensation Committee of the Board of Directors will consist of Messrs. Benjamin, Berriman, Carter and Stampacchia. Mr. Benjamin will be the chairman of the compensation committee. No member of the Compensation Committee will have been at any time an officer or employee of the Company. None of the combined company’s executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on the Compensation Committee. None of the combined company’s executive officers serves, or in the past year has served, as a member of the compensation committee of any entity that has one or more executive officers serving on our Board of Directors.

Compensation of Directors

In fiscal year 2005, our directors received an annual fee of $16,000 for service as a director. In addition, our directors received $1,500 for each regularly scheduled board meeting and $750 for each regularly scheduled committee meeting. We reimbursed our directors for their reasonable expenses incurred in attending meetings of our board of directors. Our directors may participate in our stock incentive plans and employee-directors may participate in our employee stock purchase plan. Any independent director who was elected to our board of directors was granted an option to purchase 25,000 shares of our common stock on the date of his or her initial election to our board of directors. In addition, each independent director was granted an option to purchase 10,000 shares of common stock on the date of each annual meeting at an exercise price per share equal to the fair market value of our common stock on such date. The chairman of our audit committee received an additional annual option to purchase 5,000 shares of common stock and the chairman of each of our compensation committee and our nominating/corporate governance committee received an additional annual option to purchase 2,500 shares of our common stock.

Upon consummation of the merger, our directors will receive an annual fee of $16,000 for service as a director. In addition, our directors will receive $1,500 for each regularly scheduled board meeting and $1,000 for each regularly scheduled committee meeting. We will reimburse our directors for their reasonable expenses incurred in attending meetings of our board of directors. Our directors may participate in our stock incentive plans and employee-directors may participate in our employee stock purchase plan. Upon consummation of the merger, each of our directors other than our chairman will be granted an option to purchase 35,000 shares of our common stock at an exercise price per share equal to the fair market value of our common stock on such date. Such options will vest over a three year period. Any independent director who is subsequently elected to our board of directors will be granted an option to purchase 35,000 shares of our common stock on the date of his or her initial election to our board of directors. Such options will vest over a three year period. In addition, each independent director other than our chairman will be granted an option to purchase 15,000 shares of common stock on the date of each annual meeting (beginning with the 2007 annual meeting) at an exercise price per share equal to the fair market value of our common stock on such date. Such options will vest over a one year period. The chairman of our audit committee will receive an additional annual option to purchase 7,500 shares of common stock, the chairman of our compensation committee will receive an additional annual option to purchase 5,000 shares of common stock, and the chairman of our nominating/corporate governance committee will receive an additional annual option to purchase 2,500 shares of our common stock. Such options will vest over a one-year period.

Upon consummation of the merger, our chairman will receive an annual fee of $85,000 for service as chairman of our board of directors. In addition to the regular directors fees, in fiscal year 2006, in lieu of cash, our chairman’s compensation will be paid at the time of consummation of the merger in restricted stock under our equity incentive plan. Upon consummation of the merger, our chairman will be granted an option to purchase 70,000 shares of our common stock at an exercise price per share equal to the fair market value of our common stock on such date. Such option will vest over a three year period. In addition, our chairman will be granted an option to purchase 30,000 shares of common stock on the date of each annual meeting (beginning with the 2007 annual meeting) at an exercise price per share equal to the fair market value of our common stock on such date. Such option will vest over a one-year period.

Executive Compensation of Micromet

The following table sets forth all compensation awarded to or earned for the year ended December 31, 2005 by Micromet’s chief executive officer and its other most highly compensated executive officers that are expected to serve as executive officers of the combined company following the merger (the “Micromet Named Executive Officers”). The information in the table includes the value of base salaries, bonus awards, certain reimbursements, and certain other compensation, whether paid or deferred.

Summary Compensation Table

	Annual Compensation
		Target
Name and Principal Position	Salary	Bonus(2)

Christian Itin, Chief Executive Officer	€260,000	€60,000
Patrick A. Baeuerle, Chief Scientific Officer	€230,000	€50,000
Gregor Mirow, Chief Financial Officer and Chief Operating Officer	€187,000	€40,000
Carsten Reinhardt, Sr. Vice President of Clinical Development(1)	€105,000	€40,000

(1)	Dr. Reinhardt joined Micromet in June 2005. Amounts disclosed in the table above represent the total compensation earned by Dr. Reinhardt for 2005.

(2)	Target Bonus represents the maximum amount payable to the respective officer based upon satisfaction of the criteria set forth by Micromet’s compensation committee. Bonus payments for 2005 have not been made as of the date of this proxy statement/prospectus.

Option Grants During 2005

No stock options were granted to the Micromet Named Executive Officers during the fiscal year ended December 31, 2005. Accordingly, the option grant table is not presented.

Aggregated Option Exercises During the Fiscal Year Ended December 31, 2005 and Option Values on December 31, 2005

The following table sets forth certain information regarding unexercised options held by the Micromet Named Executive Officers at December 31, 2005. None of the Micromet Named Executive Officers exercised any options during the fiscal year ended December 31, 2005 and, accordingly, option exercise information is not presented.

	Number of Securities
	Underlying Unexercised		Value of Unexercised
	Options at		In-the-Money Options at
	December 31, 2005 (#)		December 31, 2005 ($)(1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Christian Itin	—	165,700	—	—
Patrick A. Baeuerle	—	130,200	—	—
Gregor Mirow	—	109,550	—	—
Carsten Reinhardt	—	—	—	—

(1)	Each outstanding option as of December 31, 2005 had an exercise price in excess of the fair market value of one ordinary share, and therefore there were not any in-the-money options at December 31, 2005.

Executive Compensation of CancerVax

Summary Compensation Table

The following table sets forth certain information concerning compensation for the fiscal years ended December 31, 2005, 2004 and 2003 received by CancerVax executive officers who were serving as executive officers of CancerVax at the end of the last completed fiscal year and, with the exception of David Hale (who will serve only as the chairman of the board of directors of the combined company following the merger), who will serve as executive officers of the combined company following the merger (the “Named Executive Officers”).

					Long Term
					Compensation
					Awards
						Number of
					Restricted	Securities
		Annual Compensation		Other Annual	Stock	Underlying	All Other
Name and Principal Position	Year	Salary	Bonus(1)	Compensation(2)	Awards(3)	Options	Compensation

David F. Hale(5)	2005	$534,375	$136,250	$—	$174,375	464,700(4)	$17,337(6)
President, Chief Executive	2004	509,583	221,450	—	—	200,000	23,451(7)
Officer and Director	2003	450,000	202,500	—	—	250,000	11,223(8)
William R. LaRue	2005	251,084	44,100	—	87,188	208,800(4)	—
Senior Vice President and	2004	240,151	73,806	—	—	50,000	—
Chief Financial Officer	2003	230,155	73,007	—	—	22,727	—
Hazel M. Aker, J.D.	2005	252,279	45,500	—	87,188	223,800(4)	—
Senior Vice President,	2004	229,167	68,727	—	—	50,000	—
General Counsel and Secretary	2003	218,450	71,706	—	—	39,772	—

(1)	The amounts shown under the bonus column for 2005 represent the estimated annual performance bonuses earned for the indicated fiscal year 2005, to be paid in the following year, subject to approval by the compensation committee of CancerVax’s board of directors. The amounts shown under the bonus column for 2004 and 2003 represent the annual performance bonuses earned for fiscal years 2004 and 2003, but paid in the following year.

(2)	In accordance with the rules of the Securities and Exchange Commission, the other annual compensation described in this table does not include various perquisites and other personal benefits received by the named executive officers that do not exceed the lesser of $50,000 or 10% of any such officer’s salary and bonus disclosed in this table.

(3)	The value of restricted stock awards granted to the Named Executive Officers is based on the closing sale price of CancerVax common stock on the date of grant. In February 2006, the compensation committee of

CancerVax’s board of directors confirmed the forfeiture of the shares of restricted stock granted to the Named Executive Officers.

(4)	Of the stock options granted to the Named Executive Officers during the fiscal year ended December 31, 2005, options to purchase 67,500 shares of CancerVax common stock granted to Mr. Hale and options to purchase 33,750 shares of CancerVax common stock granted to each of Mr. LaRue and Ms. Aker were terminated by the compensation committee of CancerVax’s board of directors in February 2006.

(5)	David F. Hale will be the chairman of the board of directors of the combined company but will not be an executive officer of the combined company.

(6)	Represents $11,223 for disability insurance premiums for 2005 and $6,114 for whole life insurance premiums for 2005 paid on behalf of Mr. Hale.

(7)	Represents $11,223 for disability insurance premiums for 2004 and $12,228 for whole life insurance premiums for 2004 and 2003 paid on behalf of Mr. Hale.

(8)	Represents disability insurance premiums paid on behalf of Mr. Hale.

Option Grants in Last Fiscal Year

The following table sets forth information regarding stock options granted by CancerVax during the year ended December 31, 2005 to each of the Named Executive Officers. During the year ended December 31, 2005, CancerVax granted stock options to purchase an aggregate of 4,130,756 shares of CancerVax common stock, of which 4,036,780 shares were granted to employees. All options were granted at the fair market value of CancerVax common stock on the date of grant.

	Individual Grants					Potential Realizable
	Number of		Percent of			Value of Assumed
	Securities		Options Granted			Annual Rates of Stock
	Underlying		to CancerVax	Exercise		Price Appreciation for
	Options		Employees in	Price per	Expiration	Option Term(5)
Name	Granted		Fiscal Year	Share	Date	5%	10%

David F. Hale	74,700	(1)	1.9%	$7.93	2/9/2015	$372,539	$944,087
	67,500	(2)	1.7	7.93	2/9/2015	336,632	853,090
	150,000	(3)	3.7	2.82	6/14/2015	266,022	674,153
	150,000	(4)	3.7	1.48	11/3/2015	139,615	353,811
William R. LaRue	58,800	(1)	1.5	7.93	2/9/2015	293,244	743,137
	33,750	(2)	0.8	7.93	2/9/2015	168,316	426,545
	35,000	(3)	0.9	2.82	6/14/2015	62,072	157,302
	70,000	(4)	1.7	1.48	11/3/2015	65,153	165,112
Hazel M. Aker, J.D.	58,800	(1)	1.5	7.93	2/9/2015	293,244	743,137
	33,750	(2)	0.8	7.93	2/9/2015	168,316	426,545
	35,000	(3)	0.9	2.82	6/14/2015	62,072	157,302
	15,000	(1)	0.4	2.82	6/14/2015	26,602	67,415
	70,000	(4)	1.7	1.48	11/3/2015	65,153	165,112

(1)	Options vest monthly over 48 months. Vesting of the options will be accelerated in the event of certain change in control events (each as defined and subject to the terms of the underlying stock option agreement and the executive officer’s employment agreement).

(2)	Options would vest only upon CancerVax’s satisfaction of certain performance targets, as follows: one third of the shares subject to such stock option will vest upon the successful completion of all conformance lots required for submission of a Biologics License Application (“BLA”) for Canvaxintm, and the remaining two thirds of the shares subject to such stock option would vest upon the approval of a BLA or equivalent marketing authorization for Canvaxintm in the U.S. or E.U. In February 2006, due to the previous discontinuation of all clinical trials and further development of Canvaxin, the compensation committee of CancerVax’s board of directors confirmed the termination of these options.

(3)	Options vested upon the disclosure of the final results of the Canvaxintm MMAIT-III Phase 3 clinical trial in patients with Stage III melanoma, which occurred on October 3, 2005.

(4)	Options vest monthly over 24 months. Vesting of the options will be accelerated in the event of certain change in control events (each as defined and subject to the terms of the underlying stock option agreement and the executive officer’s employment agreement).

(5)	The potential realizable value listed in the table represents hypothetical gains that could be achieved for the options if exercised at the end of the option term based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the options were granted to their expiration date. The 5% and 10% rates of appreciation are provided in accordance with the rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future stock value. Actual gains, if any, on option exercises will depend on the future performance of our common stock and overall market conditions. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

The following table sets forth information regarding option exercises in the year ended December 31, 2005 and unexercised stock options held by the Named Executive Officers as of December 31, 2005. Certain of the options shown as exercisable in the table below are immediately exercisable, but CancerVax has the right to purchase the shares of unvested common stock underlying some of these options upon termination of the holder’s employment with CancerVax.

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In the Money
	Shares		Options at		Options at
	Acquired	Value	December 31, 2005(1)		December 31, 2005(2)
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

David F. Hale(3)	—	—	1,022,495	382,889(6)	$93,209	$—
William R. LaRue(4)	—	—	109,445	174,468(6)	—	—
Hazel M. Aker, J.D.(5)	—	—	131,774	187,593(6)	—	—

(1)	Vesting of certain options will be accelerated in the event of certain change in control events (each as defined and subject to the terms of the underlying stock option agreement and the executive officer’s employment agreement).

(2)	Based on the closing sale price of CancerVax common stock on December 30, 2005 ($1.38), as reported by the Nasdaq National Market, less the option exercise price.

(3)	Of the options exercisable by Mr. Hale at December 31, 2005, 101,339 of the shares of CancerVax common stock that would be acquired upon exercise of these options would be subject to repurchase by CancerVax at the original $3.30 per share exercise price if, before the option shares have vested, Mr. Hale’s employment terminates, subject to exceptions. Through December 31, 2005, Mr. Hale has exercised options to acquire 192,593 shares of CancerVax common stock, none of which are subject to repurchase.

(4)	Of the options exercisable by Mr. LaRue at December 31, 2005, 9,376 of the shares of CancerVax common stock that would be acquired upon exercise of these options would be subject to repurchase by CancerVax at the original $3.30 per share exercise price if, before the option shares have vested, Mr. LaRue’s employment terminates, subject to exceptions. Through December 31, 2005, Mr. LaRue has exercised options to acquire 68,181 shares of CancerVax common stock, none of which are subject to repurchase.

(5)	Of the options exercisable by Ms. Aker at December 31, 2005, 15,602 of the shares of CancerVax common stock that would be acquired upon exercise of these options would be subject to repurchase by CancerVax at the original $3.30 per share exercise price if, before the option shares have vested, Ms. Aker’s employment terminates, subject to exceptions. Through December 31, 2005, Ms. Aker has exercised options to acquire 39,771 shares of CancerVax common stock, none of which are subject to repurchase.

(6)	Of the unexercisable stock options held by the Named Executive Officers at December 31, 2005, options to purchase 67,500 shares of CancerVax common stock held by Mr. Hale and options to purchase 33,750 shares of

CancerVax common stock held by each of Mr. LaRue and Ms. Aker were terminated by the compensation committee of CancerVax’s board of directors in February 2006.

Restricted Stock Award Grants in Last Fiscal Year

During the year ended December 31, 2005, CancerVax granted restricted stock awards to the Named Executive Officers as follows: Mr. Hale, 22,500 shares; Mr. LaRue, 11,250 shares; and Ms. Aker, 11,250 shares. The restricted stock awards granted to the Named Executive Officers gives each officer the right to purchase an equivalent number of shares of CancerVax’s common stock at a purchase price per share of $0.00004, which is the par value of CancerVax’s common stock. The restricted stock is subject to repurchase until such time that it vests. The restricted stock awards would vest only upon CancerVax’s submission of a BLA for Canvaxintm. In February 2006, due to the previous discontinuation of all clinical trials and further development of Canvaxin, the compensation committee of CancerVax’s board of directors confirmed the forfeiture of these shares of restricted stock.

Employment and Change in Control Agreements

We expect to enter into amended employment agreements with each of our executive officers prior to the completion of the merger.

Micromet Employment Agreements

In October 2002, Micromet entered into an employment agreement with Dr. Christian Itin, Ph.D., its chief executive officer, which was amended in October 2005. Dr. Itin currently receives an annual base salary of €260,000 and he is eligible to receive an annual performance bonus in the amount of €60,000. His employment can be terminated with twelve months’ prior notice, or for good cause at any time. In the event of disability, Dr. Itin would be paid his salary for six months. Dr. Itin is subject to a non-compete obligation for a period of twelve months following the termination of his employment. During the period of the non-compete obligation, Dr. Itin will be paid the statutorily required amounts, but in no event less than 50% of his salary immediately preceding his termination. In addition, we maintain disability and life insurance for Dr. Itin.

In October 2002, Micromet entered into an employment agreement with Prof. Patrick A. Baeuerle, its chief scientific officer, which was amended in October 2005. Prof. Baeuerle currently receives an annual base salary of €230,000 and is eligible to receive an annual performance bonus in the amount of €50,000. The other terms of his employment are substantially the same as described above for Dr. Itin.

In October 2002, Micromet entered into an employment agreement with Mr. Gregor Mirow, M.D., M.B.A., its chief financial officer and chief operating officer, which was amended in October 2005. Mr. Mirow currently receives an annual base salary of €187,000 and is eligible to receive an annual performance bonus in the amount of €40,000. The other terms of his employment are substantially the same as described above for Dr. Itin.

In June 2005, Micromet entered into an employment agreement with Mr. Carsten Reinhardt, M.D., Ph.D., its senior vice president of clinical development, which was amended in October 2005. Mr. Reinhardt currently receives an annual base salary of €180,000 and is eligible to receive an annual performance bonus in the amount of €40,000. The other terms of his employment are substantially the same as described above for Dr. Itin.

In connection with, and effective upon the closing of, the merger, it is anticipated that the existing employment agreements between Micromet and Drs. Itin, Baeuerle, Mirow and Reinhardt will be cancelled and replaced with agreements between such individuals and the combined entity. The terms of such agreements have not been finalized and remain subject to negotiation.

Micromet, Inc. 2006 Equity Incentive Award Plan

It is anticipated that immediately prior to the merger, Micromet Parent shall issue to certain officers, directors, founders and employees of Micromet options to acquire up to 366,472 shares of Micromet Parent common stock. Such options are being issued to incentive such individuals and shall be issued, in part, to replace current Micromet options that will not be exchanged in the Micromet Reorganization or assumed by CancerVax in the merger. The options shall be issued by Micromet Parent under a to-be-adopted Micromet, Inc. 2006 Equity Incentive Award

Plan, which shall be substantially similar to the CancerVax Amended and Restated 2003 Equity Incentive Award Plan. For a given participant under the 2006 Equity Incentive Award Plan, 50% of the options granted to such individual shall vest upon grant, with the remaining 50% vesting ratably on a monthly basis over the 24 months following the date of grant. The exercise price for such options shall be set at 25% of the closing price of a share of CancerVax common stock on the date immediately preceding the date of grant of the option (as adjusted for the exchange ratio). In the merger, such options shall be exchanged for options to acquire shares of CancerVax common stock in accordance with the terms of the merger agreement.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Securities Exchange Act of 1934, as amended, directors, officers and beneficial owners of ten percent or more of CancerVax’s common stock (“Reporting Persons”) are required to report to the Securities and Exchange Commission on a timely basis the initiation of their status as a Reporting Person and any changes regarding their beneficial ownership of our common stock. Based solely on CancerVax’s review of such forms received and the written representations of its Reporting Persons, CancerVax has determined that no Reporting Person known to it was delinquent with respect to their reporting obligations as set forth in Section 16(a) of the Exchange Act.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CancerVax Certain Relationships and Transactions

Employment Agreements

CancerVax has entered into employment agreements, offer letters and bonus agreements with its executive officers. For more information regarding these agreements, see “Executive Compensation — Employment Agreements.”

Employment Arrangements and Change in Control Arrangements

Employment Agreement with David F. Hale.  On October 23, 2000, we entered into an employment agreement with David F. Hale, our President and Chief Executive Officer, which was subsequently amended and restated on November 15, 2004, and extended on October 14, 2005. Pursuant to the agreement, Mr. Hale is required to devote substantially all of his time and attention to our business and affairs. The employment agreement has a five-year term.

The amended and restated employment agreement sets forth Mr. Hale’s initial base salary of $515,000, which is subject to increase upon review annually by and at the sole discretion of our Compensation Committee and as approved by our Board of Directors. Mr. Hale’s 2005 base salary was $545,000. Pursuant to the amended and restated employment agreement, Mr. Hale is entitled to participate in any management incentive compensation plan adopted by us and will be paid an annual bonus in accordance with the terms of such plan as determined by the Compensation Committee of our Board of Directors and as approved by our Board of Directors. We have also agreed to pay the annual premiums on a disability insurance policy and a $1 million life insurance policy on Mr. Hale.

Mr. Hale’s amended and restated employment agreement provides him with certain severance benefits in the event his employment is terminated. In the event Mr. Hale’s employment is terminated as a result of his death or permanent disability, his estate will receive 12 months of salary continuation payments, an amount equal to the average of Mr. Hale’s annual bonuses for the three fiscal years prior to the termination, plus healthcare and life insurance benefits continuation at our expense for 12 months. In addition, that portion of Mr. Hale’s stock awards which would have vested if Mr. Hale had remained employed for an additional 12 months will immediately vest on the date of termination. The amended and restated employment agreement also provides that, in the event Mr. Hale’s employment is terminated by us other than for cause or if Mr. Hale resigns for good reason, he will receive 12 months of salary continuation payments, an amount equal to the average of his annual bonuses for the three fiscal years prior to the termination, healthcare and life insurance benefits continuation at our expense for 12 months, plus $15,000 towards outplacement services. If such termination or resignation occurs more than six months prior to or more than 12 months following a change of control of our company, that portion of Mr. Hale’s stock awards which would have vested if Mr. Hale had remained employed for an additional 12 months will immediately vest on the date of termination. If Mr. Hale’s employment is terminated by us other than for cause or if he resigns with good reason within six months prior to or within 12 months following a change of control, Mr. Hale will be entitled to receive 18 months of salary continuation payments, an amount equal to the average of his bonuses for the three fiscal years prior to the date of termination payable over an 18 month period commencing on the date of termination, healthcare and life insurance benefits continuation at our expense for 18 months, plus $15,000 towards outplacement services.

Mr. Hale’s amended and restated agreement also provides that, in the event of a change of control of our company, 50% of Mr. Hale’s unvested stock awards will become immediately vested and all of his remaining unvested stock awards will become immediately vested if Mr. Hale is still employed by or providing services to us on the six-month anniversary of the change of control. In addition, with respect to stock awards granted prior to the date of the amended and restated employment agreement, if Mr. Hale’s employment is terminated by us other than for cause, or if Mr. Hale resigns with good reason, dies or becomes permanently disabled, in each case within six months following a change of control of our company, any remaining unvested portion of such stock awards will immediately vest on the date of termination. With respect to stock awards granted on or after the date of the amended and restated employment agreement, if Mr. Hale is terminated by us other than for cause, resigns with good reason, dies or becomes permanently disabled, in each case within six months prior to or within six months following a change of control of our company, any remaining unvested portion of such stock awards will immediately vest on the later of the date of termination or the date of the change of control.

For purposes of Mr. Hale’s amended and restated employment agreement, “cause” generally means Mr. Hale’s commission of an act of fraud, embezzlement or dishonesty upon us that has a material adverse impact on us, his conviction of, or plea of guilty or no contest to a felony, his ongoing and repeated failure or refusal to perform or neglect of his duties (where such failure, refusal or neglect continues for 15 days following his receipt of notice from us), his gross negligence, insubordination, material violation of any duty of loyalty to us or any other material misconduct on his part, his unauthorized use or disclosure of our confidential information or trade secrets that has a material adverse impact on us or a material breach of his employment agreement. Prior to any determination by us that “cause” has occurred, we will provide Mr. Hale with written notice of the reasons for such determination, afford him a reasonable opportunity to remedy any such breach, and provide him an opportunity to be heard prior to the final decision to terminate his employment.

For purposes of Mr. Hale’s amended and restated employment agreement, “good reason” generally means a change by us in Mr. Hale’s status, position or responsibilities that represents a substantial and material reduction thereto, the assignment to him of any duties or responsibilities materially inconsistent with his status, position or responsibilities, the removal of Mr. Hale or failure to reappoint or reelect Mr. Hale to any position (except in connection with a termination for cause, his death or disability, or resignation without good reason), a reduction by us in his base salary (other than pursuant to a company-wide reduction of base salaries for employees of the company generally), a reduction by us in his compensation and benefits as provided on the date of the agreement, his relocation by us to a facility or location more than 50 miles from his place of employment, our material breach of the employment agreement, or any purported termination by us for cause that does not conform to the definition of cause in the employment agreement. In addition, “good reason” will also exist if Mr. Hale has not received a contemporaneous increase in his total compensation (including benefits) which is commensurate with increases in total compensation (including benefits) received by a majority of our officers or if he has earned, but not been paid, a bonus for any period under any management incentive compensation plan adopted by us, but a majority of our officers have been paid bonuses for such period under such plan.

Other Employment Agreements.  We have also entered into employment agreements with Hazel M. Aker, Guy Gammon, William R. LaRue and Dennis E. Van Epps, which were amended and restated on November 15, 2004, and with Carol G. Gallagher and Jeffrey Silverman.

Pursuant to the employment agreements, each executive is required to devote substantially all of his or her time and attention to our business and affairs. The employment agreements set forth the executives’ base salaries and annual cash bonus eligibility. The initial base salaries of the executives called for by these employment agreements and their 2005 base salaries are as follows: Hazel M. Aker ($230,000, $260,000), Carol G. Gallagher ($215,000, $215,000), Guy Gammon ($207,000, $225,000), William R. LaRue ($241,000, $252,000), Jeffrey Silverman ($215,000, $215,000) and Dennis E. Van Epps ($208,000, $233,000). The employment of Ms. Gallagher, Mr. Silverman and Mr. Van Epps has been terminated without cause by CancerVax, effective March 15, 2006, March 15, 2006 and April 15, 2006, respectively. The employment agreements do not provide for automatic annual increases in salary, but each agreement provides for annual salary reviews by the Compensation Committee of the Board of Directors. Each of the executives is entitled to participate in any management incentive compensation plan adopted by us and will be paid an annual bonus in accordance with the terms of such plan as determined by the Compensation Committee of our Board of Directors and as approved by our Board of Directors. We may terminate any of the agreements for any reason.

The employment agreements provide the executives with certain severance benefits in the event his or her employment is terminated. In the event the executive’s employment is terminated as a result of his or her death or permanent disability, the executive’s or his or her estate, as applicable, will receive 12 months of salary continuation payments, an amount equal to the average of the executive’s annual bonuses for the three fiscal years prior to the termination, prorated for the period during the fiscal year that the executive was employed, plus healthcare and life insurance benefits continuation at our expense for 12 months. In addition, that portion of the executive’s stock awards which would have vested if he or she had remained employed for an additional 12 months will immediately vest on the date of termination. The employment agreements also provides that, in the event the executive’s employment is terminated by us other than for cause or if the executive resigns for good reason, he or she will receive 12 months of salary continuation payments, an amount equal to the average of his or her annual bonuses for the three fiscal years prior to the termination, prorated for the period during the fiscal year that the executive was employed, healthcare and life insurance benefits continuation at our expense for 12 months, plus $15,000 towards outplacement services. If such termination or resignation occurs more than six months prior to or more than 12 months following a change of control of our company, that portion of the executive’s stock awards which would have vested if he or she had remained employed for an additional 12 months will immediately vest on the date of termination.

The employment agreements also provide that, in the event of a change of control of our company, 50% of each executive’s unvested stock awards will immediately become vested. In addition, with respect to stock awards granted prior to the date of the employment agreements, if the executive’s employment is terminated by us other than for cause or if he or she resigns with good reason within 12 months following a change of control of our company, any remaining unvested portion of such stock awards will immediately vest on the date of termination. With respect to stock awards granted on or after the date of the amended and restated employment agreements, if such termination occurs within six months prior to or within 12 months following a change of control of our company, any remaining unvested portion of such stock awards will immediately vest on the later of the date of termination or the date of the change of control.

For purposes of the employment agreements, “cause” generally means the executive’s commission of an act of fraud, embezzlement or dishonesty upon us that has a material adverse impact on us, the executive’s conviction of, or plea of guilty or no contest to a felony, the executive’s ongoing and repeated failure or refusal to perform or neglect of his or her duties (where such failure, refusal or neglect continues for 15 days following the executive’s receipt of notice from us), the executive’s gross negligence, insubordination, material violation of any duty of loyalty to us or any other material misconduct on the part of the executive, the executive’s unauthorized use or disclosure of our confidential information or trade secrets that has a material adverse impact on us or a material breach by the executive of his or her employment agreement. Prior to any determination by us that “cause” has occurred, we will provide the executive with written notice of the reasons for such determination, afford the executive a reasonable opportunity to remedy any such breach, and provide the executive an opportunity to be heard prior to the final decision to terminate the executive’s employment.

For purposes of the employment agreements, “good reason” generally means a change by us in the executive’s status, position or responsibilities that represents a substantial and material reduction thereto, the assignment to the executive of any duties or responsibilities materially inconsistent with his or her status, position or responsibilities, the removal of the executive or failure to reappoint or reelect the executive to any position (except in connection with a termination for cause, his or her death or disability, or resignation without good reason), a reduction by us in the executive’s base salary (other than pursuant to a company-wide reduction of base salaries for employees of the company generally), a reduction by us in the executive’s compensation and benefits as provided on the date of the agreement, the executive’s relocation by us to a facility or location more than 50 miles from the executive’s place of employment, our material breach of the employment agreement, or any purported termination by us for cause that does not conform to the definition of cause in the employment agreement.

Canvaxin Technology Transactions

In 1998, OncoVac, Inc., which is wholly owned by Dr. Morton and was previously named CancerVax, Inc., cross-licensed the rights to patents, patent applications, cell banks and manufacturing know-how from John Wayne Cancer Institute, or JWCI. Dr. Morton currently serves as Medical Director, Surgeon-in-Chief and a member of the Board of Directors of JWCI. In July 2000, OncoVac assigned all of its rights and obligations under that agreement to us. Under the cross-license, as assigned to us, we retain exclusive rights to commercialize Canvaxin for the treatment of cancer and JWCI retains a license to use Canvaxin and related technology for research and educational purposes. Pursuant to the cross-license agreement and the assignment, we issued 284,090 shares of our common stock to JWCI and agreed to pay an aggregate of $1,250,000 to JWCI, of which $500,000 was paid upfront and the remainder is due in annual installments of $125,000 through June 2006. Of the total amount, $125,000 remains unpaid as of September 30, 2005. We also are obligated to pay JWCI 50% of the initial net royalties we receive from any sublicensees from sales of Canvaxin, if any, up to a maximum of $3.5 million. Subsequently, we are obligated to pay JWCI a 1% royalty on net sales of Canvaxin to third parties, if any, by us, our sublicensees and affiliates.

In July 2001, we entered into a clinical trial services agreement with JWCI. Under the terms of the clinical trial services agreement, as amended, we will make annual payments of $25,000 to JWCI while payments to the clinical trial sites are covered by National Cancer Institute grants and thereafter an annual amount equal to the greater of actual amounts incurred by JWCI in connection with the Canvaxin Phase 3 clinical trials or $50,000. We also will reimburse JWCI for certain expenses incurred. During the nine months ended September 30, 2005, we paid to JWCI approximately $0.1 million for services provided to us under the clinical trials services agreements, participation in the clinical trials and certain other services.

Other Related Party Transactions

In December 2004, in connection with the signing of our collaboration agreement with Serono Technologies, S.A., we entered into an amended and restated investors’ rights agreement with Serono and certain other holders of our common stock, including entities affiliated with Dr. Morton, Forward IV Associates, LLC, Vector Fund Management II, L.L.C., J.P. Morgan Investment Management, Inc. and Mr. Hale, whereby we granted these entities registration rights with respect to their shares of common stock.

We have entered into indemnification agreements with each of our executive officers and directors. These indemnification agreements require us to indemnify these individuals to the fullest extent permitted by Delaware law.

We had a consulting and noncompete agreement with Dr. Morton that expired in September 2005. Under the terms of the agreement, as amended, we paid Dr. Morton $12,500 per month through September 2005 to provide consulting services related to the development and commercialization of Canvaxin and our other product candidates as well as consult on medical and technical matters as requested.

We have entered into agreements and transactions with our management described under the heading “Executive Compensation and Other Information.”

We believe that all of the transactions described above were on terms at least as favorable to us as they would have been had we entered into those transactions with unaffiliated third parties.

CancerVax Director and Officer Indemnification

CancerVax has entered into an indemnification agreement with each of its directors and officers for the indemnification of, and advancement of expenses to, these persons to the full extent permitted by Delaware law. CancerVax also intends to enter into an indemnification agreement with each of its future directors and officers.

At present CancerVax is not aware of any pending litigation or proceeding involving any of its directors, officers, employees or agents in such person’s capacity with CancerVax where indemnification will be required or permitted. CancerVax is also not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

CancerVax believes that all of the transactions set forth above were made on terms no less favorable to CancerVax than could have been obtained from unaffiliated third parties. All future transactions between CancerVax and its officers, directors, principal stockholders and their affiliates will be approved by a majority of CancerVax’s board of directors, including a majority of the independent and disinterested directors, and will continue to be on terms no less favorable to CancerVax than could be obtained from unaffiliated third parties.

Micromet Certain Relationships and Transactions

Micromet has entered into employment agreements and bonus arrangements with certain of its executive officers, and intends to replace such agreements with to-be-negotiated agreements with the combined company in connection with the merger. For more information regarding these agreements, see “Micromet Employment Agreements.” In addition, in connection with the merger, certain Micromet officers, directors and employees will be issued options to acquire Micromet Parent common stock, which options will be assumed by CancerVax in the merger. For more information, see “Micromet, Inc. 2006 Equity Incentive Award Plan.”

October 11, 2005 Recapitalization

On October 11, 2005, in connection with an equity financing led by its existing investors, Micromet undertook a recapitalization, pursuant to which all outstanding shares of its preferred stock were converted into a new series of preferred stock, the preference shares series (A new). The investors invested an aggregate of €4,000,000 in a new series of preferred stock, the preference shares series (new B) representing approximately 62% of the company’s combined capital stock. Under the terms of the investment, the holders of the preference shares series (B new) are entitled to a liquidation preference of three times their original purchase price on a liquidation event at which such shares remain outstanding. As a consequence of the Micromet reorganization, such shares will be exchanged for shares of common stock of Micromet Parent and therefore will not receive any liquidation preference in connection with the merger. Under the terms of the investment agreement entered into in connection with the transaction, the investors in the financing agreed to invest an additional approximately €4,000,000, either through a purchase of shares, through a private placement, of a public company that merges with Micromet (which would include the proposed merger with CancerVax) on or before March 31, 2006, or as an additional capital contribution to Micromet if such a merger has not been completed by March 31, 2006.

Micromet Shareholders Agreement

On October 11, 2005, substantially all of the Micromet shareholders, including all of its executive officers, entered into a shareholders agreement (the “Micromet Shareholders Agreement”). The Micromet Shareholders Agreement was entered into in connection with the October 11, 2005 financing. The Micromet Shareholders Agreement provides for weighted average antidilution rights in favor of the holders of preference shares series (B new) in the event that Micromet issues, or agrees to issue additional shares for a lower purchase price per share than the per share purchase price of the preference shares series (B new), subject to limited exceptions. The Micromet Shareholders Agreement also provides for a right of first refusal in favor of all shareholders in the event that a shareholder wishes to sell his, her or its shares. The Micromet Shareholders Agreement also contains a drag-along provision pursuant to which the holders of 55% or more of the outstanding preference shares series (B new) (the “Required Majority”) may require the remaining parties to the Micromet Shareholders Agreement to join them in selling or exchanging their shares of Micromet stock to a third party on the same terms and conditions as the Required Majority. The Micromet Shareholders Agreement also provides for the payment of a liquidation preference in favor of the preference shares series (B new) and provides the holders of Micromet preference shares a veto right with respect to significant corporate events and transactions, including a merger, liquidation, and charter amendment.

Outstanding Indebtedness for Stock Subscriptions

In connection with the issuance of shares of treasury stock by Micromet in 1998, Micromet currently is owed €154,000 from Peter Kofer, €127,000 from Gregor Mirow and €16,000 from Christian Itin, each employees of Micromet. Under the terms of those obligations, those amounts will be due and payable as a result of the merger with CancerVax.

COMBINED COMPANY SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

Except where specifically noted, the following information and all other information contained in this joint proxy statement/prospectus does not give effect to the proposed reverse stock split described in CancerVax’s Proposal No. 3.

The following table sets forth information as of December 31, 2005 regarding the beneficial ownership of the combined company upon consummation of the merger by (a) each person known to CancerVax’s and Micromet’s boards of directors to own beneficially 5% or more of the combined company upon consummation of the merger, (b) each director of CancerVax and Micromet who will be a director of the combined company, (c) the Named Executive Officers of CancerVax and Micromet (as defined below who will continue as an executive officer of the combined company), and (d) all of the combined company’s directors and executive officers as a group. Information with respect to beneficial ownership has been furnished by each director, officer or 5% or more stockholder, as the case may be.

The number of shares beneficially owned upon consummation of the merger assumes an exchange ratio of 16.779 shares of CancerVax common stock issued for each share of Micromet Parent common stock outstanding. This exchange ratio is subject to change based on the relative number of shares, options and warrants of each of CancerVax and Micromet Parent outstanding at the effective time of the merger. Percentage of beneficial ownership in the combined company is calculated assuming 85,945,106 shares of common stock will be outstanding upon the consummation of the merger. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes shares of CancerVax and Micromet common stock issuable pursuant to the exercise of stock options, warrants or other securities that are immediately exercisable or convertible or exercisable or convertible within 60 days of December 31, 2005. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

	Number of	Percent of
	Shares	Shares
	Beneficially	Beneficially
Name and Address of Beneficial Owner	Owned(1)	Owned

5% Stockholders:
Entities affiliated with Advent Venture Partners	11,270,746	12.4%
Omega Fund I, LP	10,405,395	11.4
3i Group plc	9,391,341	10.3
International Biotechnology Trust plc	6,073,744	7.1
Donald L. Morton, M.D.	5,181,482	6.0
Named Executive Officers and Directors:
David F. Hale	1,305,037	1.5
William R. LaRue	199,243	*
Hazel M. Aker	194,088	*
Michael G. Carter, M.B., Ch.B., F.R.C.P. (Edinburgh)	45,299	*
Barclay A. Phillips	1,023,441	1.2
Phillip M. Schneider	45,454	*
Christian Itin	9,217	*
Patrick A. Baeuerle	72,064	*
Gregor Mirow	25,139	*
Carsten Reinhardt	—	*
Jerry Benjamin	11,270,746	13.1
John Berriman	—	*
Otello Stampacchia	10,405,395	12.1
All executive officers and directors as a group (13 persons)	24,595,121	28.6

*	Represents beneficial ownership of less than 1% of the outstanding common shares of the combined company.

(1)	It is anticipated that after the Micromet Reorganization, but prior to the consummation of the merger, certain employees and members of the supervisory board of Micromet will be granted options to purchase Micromet Parent common stock. As the amount of and terms of such option grants have not yet been determined, no options to purchase Micromet Parent have been included in the table.

COMPARATIVE RIGHTS OF CANCERVAX STOCKHOLDERS
AND MICROMET SHAREHOLDERS

CancerVax is incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of CancerVax are currently, and will continue to be, governed by the Delaware General Corporation Law, or the DGCL. Micromet is incorporated under the laws of Germany, and prior to the consummation of the merger, the rights of Micromet shareholders are governed by the German Stock Corporation Act, Micromet’s Articles of Association and the Micromet Shareholders’ Agreement. Before the consummation of the merger, the rights of holders of CancerVax common stock are also governed by the amended and restated certificate of incorporation of CancerVax and the bylaws of CancerVax. After the consummation of the merger, the rights of CancerVax stockholders will continue to be governed by the DGCL, the amended and restated certificate of incorporation of CancerVax, and the bylaws of CancerVax.

The following is a summary of the material differences between the rights of CancerVax stockholders and the rights of Micromet shareholders under each company’s respective charter documents, corporate laws and contractual arrangements. While we believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of CancerVax and Micromet stockholders and is qualified in its entirety by reference to the DGCL, the German Stock Corporation Act and the various documents of CancerVax and Micromet that we refer to in this summary. You should carefully read this entire proxy statement/prospectus and the other documents we refer to in this proxy statement/prospectus for a more complete understanding of the differences between being a shareholder of CancerVax and being a shareholder of Micromet. CancerVax has filed its documents referred to herein with the SEC and will send copies of these documents to you upon your request. See the section entitled “Where You Can Find More Information.”

	Micromet	CancerVax

Authorized Capital Stock	The authorized capital stock of Micromet is EUR 3,451,057, divided into 3,451,057 non-par value registered shares with a stated value of €1 per share, of which 77,642 shares are ordinary shares and 3,373,415 shares are preference shares, 1,232,876 of which are designated as “Series (A new)” and 2,140,539 of which are designated as “Series (B new)”.

	In addition, Micromet has contingent capital in order to serve stock options, convertible bonds and option bonds as follows: (i) up to 600,305 ordinary shares for the employee stock option plan 2000; (ii) up to 600 ordinary shares for the option bonds of the members of the Supervisory Board 2001; (iii) up to 600 ordinary shares for the option bonds of the members of the Supervisory Board 2002; (iv) up to 8,786 preference shares of Series (A new) for the option bonds of GATX/ETV 2002; (v) up to 11,933 ordinary shares for the employee stock option plan 2002; (vi) up to 600 ordinary shares for the option bonds of the members of the Supervisory Board 2003; (vii) up to 1,756 preference shares of Series (A new) for the option bonds of GATX/ETV 2003; (viii) up to 880,500 preference shares series (A new) for the convertible bond of MedImmune and (ix) up to 5,194 shares of preference shares series (B new) for the bridge conversion.	CancerVax’s certificate of incorporation currently authorizes the issuance of 85,000,000 shares, consisting of two classes: 75,000,000 shares of common stock, $0.00004 par value per share, and 10,000,000 shares of preferred stock, $0.00004 par value per share. After giving effect to Proposal No. 3. to amend CancerVax’s certificate of incorporation to effect the reverse stock split, the number of shares of authorized common stock will be increased to 150,000,000.
Number of Directors	Micromet’s Articles of Association provide that the number of the members of its	CancerVax’s certificate of incorporation provides that the number of directors shall

	Micromet	CancerVax

	supervisory board is six which are to be elected by the Shareholders’ Meeting. Under the Shareholders’ Agreement dated October 11, 2005, the shareholders of Micromet shall exercise their voting rights for the six members in the Shareholders’ Meeting in accordance with the nomination rights for one member each of Omega Fund I, L.P., 3i Group plc, SV Life Sciences, Advent Limited, all shareholders by a majority of 75% of the votes cast, and the holders of shares of common stock (provided that for the latter a 55% majority of all shares of preference shares series (B new) has the right to nominate a new independent chairman of the supervisory board replacing the member nominated by the holders of shares of common stock).	be fixed exclusively by resolution adopted by the affirmative vote of a majority of the directors.
The members of the supervisory board are elected by the Shareholders’ Meeting for a term of four fiscal years, provided that the fiscal year in which the term of office begins is not taken into account, so that the members of the supervisory board of Micromet will usually have a term of approximately five years. However, the Shareholders’ Meeting may determine a shorter term for all or individual members. The members of the supervisory board may be re-elected, and there is no limit on the number of additional terms.
Micromet’s Articles of Association provide that the number of the members of the Management Board may be one or more and shall be fixed by the supervisory board with a simple majority of the votes cast. Members of the Management Board are appointed by the supervisory board with a simple majority of the votes cast for a fixed term not exceeding five years. A re-election, in each case not exceeding five years, is possible, provided that it may happen only in the last year of the preceding term. There is no limit on the number of additional terms.
Cumulative Voting	The German Stock Corporation Act does not allow cumulative voting.	CancerVax’s certificate of incorporation does not provide for cumulative voting, and as a result, holders of CancerVax common stock have no cumulative voting rights in connection with the election of directors.
Classification of board of directors	In accordance with the German Stock Corporation Act (Aktiengesetz), Micromet has a two-tier board system consisting of the Micromet Management Board (Vorstand) and the Micromet supervisory board (Aufsichtsrat). The German Stock Corporation Act prohibits simultaneous membership on the Management Board and the supervisory board.	CancerVax has a classified board of directors. CancerVax’s certificate of incorporation provides that the board of directors is divided into three classes, with board of directors members serving three year terms.
Under the German Stock Corporation Act, all members of the supervisory board are equal. The supervisory board elects from among its members a chairman and a

	Micromet	CancerVax

deputy chairman. Under Micromet’s Articles of Association, in the event of a tied vote, the chairman (or in his absence the deputy chairman) has the casting vote.
Under the German Stock Corporation Act, in general all members of the Management Board are equal. Deputy members of the Management Board are permissible, however they have all rights and obligations as the other members of the Management Board, but internally have less duties. If the Management Board consists of more than one member, the supervisory board may appoint a chairman of the Management Board (CEO).
Removal of Directors	The members of the Micromet supervisory board elected by the Shareholders’ Meeting may be removed upon the affirmative vote of a simple majority of the votes cast at a Shareholders’ Meeting with or without good cause. A member of the supervisory board appointed by shareholders in accordance with the Shareholders’ Agreement may at any time be removed and replaced by such shareholders. Any member of the Micromet supervisory board can be removed for good cause, including gross breach of duty, by a court decision upon request of the Micromet supervisory board. In such case, Micromet supervisory board’s ability to take such action requires a simple majority vote with the member affected having no voting power.	CancerVax’s bylaws provide that any director or the entire board may be removed, for cause, from the board at any meeting of stockholders by 66 2/3% of the outstanding stock of the corporation.
The members of the Micromet Management Board may be removed prior to the expiration of their term of office by the Micromet supervisory board only for reasons amounting to good cause, such as gross breach of duty, inability to duly fulfill their responsibilities or revocation of confidence by the Shareholders’ Meeting requiring the affirmative vote of a simple majority of the votes cast.
Vacancies on the board of directors	In the case of any vacancy on the Micromet supervisory board, whether the result of death, resignation or removal, the Shareholders’ Meeting may determine a substitute member at the election of a member of the supervisory board. Further, if any vacancy occurs, the Shareholders’ Meeting may fill the vacancy by electing a new member. In urgent cases, vacancies on the Micromet supervisory board may be filled for an interim period until the next election by the Shareholders’ Meeting, by the competent court upon a motion by the Micromet Management Board, a member of the Micromet supervisory board or a shareholder.

In the case of vacancies on the Micromet Management Board, the Micromet supervisory board may fill the vacancy by appointing a new member.	CancerVax’s bylaws provide that vacancies on the board may be filled by a vote of the majority of the directors then in office, even though less than a quorum of the board of directors, or by a sole remaining director. Any director elected in accordance with the preceding sentence shall hold office until the next annual election of directors and until their successors are duly elected and shall qualify, unless sooner displaced.

	Micromet	CancerVax

Stockholder Action by Written Consent	Under the German Stock Corporation Act, shareholders may not take any action by written consent in lieu of the Shareholders’ Meeting.	CancerVax’s certificate of incorporation and bylaws specify that any action that may be taken or is required to be taken at an annual or special meeting of stockholders may not be taken without a meeting.
Amendment of Charter	Amendments of the Micromet Articles of Association may be proposed either by the Micromet supervisory board, the Micromet Management Board or by a shareholder or group of shareholders holding at least 5% of the issued shares or at least the notional par value amount of EUR 500,000.

	According to the Micromet Articles of Association, a resolution amending the Micromet Articles of Association generally must be passed by the following votes: (i) a simple majority of the votes cast; (ii) a simple majority of the issued shares represented at the Shareholders’ Meeting; and (iii) a majority of at least 75% of the issued shares of preferred stock represented at the Shareholders’ Meeting.	CancerVax’s certificate of incorporation may be amended in any manner otherwise permitted by law, with the exception that Article V (relating to the composition of the board of directors), Article VII (relating to alterations and amendments to CancerVax’s bylaws, election of directors, actions by written consent and stockholder special meetings), Article VIII (relating to indemnification of directors and officers), Article IX (relating to director liability to CancerVax), and Article XI (relating to amendment of the certificate of incorporation) require the affirmative vote of the holders of 66 2/3% of the voting power of the outstanding shares of voting stock, voting together as a single class.
In addition, if the relationship between classes of shares is amended to the disadvantage of any class of shares, the German Stock Corporation Act additionally requires a special resolution of the holders of such class of shares with a simple majority of the issued shares of such class represented at the Shareholders’ Meeting and a simple majority of the votes cast.
The German Stock Corporation Act also requires that certain resolutions amending the Articles of Association be passed by a majority of at least three-quarters of the issued shares represented at the Shareholders’ Meeting and a simple majority of the votes cast at the meeting, including resolutions relating to: (i) capital increase with an exclusion of preemptive rights; (ii) capital decrease; (iii) the creation of authorized capital (genehmigtes Kapital) or conditional capital (bedingtes Kapital); or (iv) amendments of the corporate purpose of Micromet; provided that (except in case of an amendment of the corporate purpose) a special resolution of each class of shares with a majority of 75% of the issued shares of each class represented at

	Micromet	CancerVax

the Shareholders’ Meeting and a simple majority of the votes cast is required.
Amendment of Bylaws	Not applicable.	CancerVax’s bylaws may be amended by the affirmative vote of the holders of 66 2/3% of the outstanding shares of voting stock, voting together as a single class. CancerVax’s bylaws also permit the board of directors to adopt, amend or repeal the bylaws.
Special meetings of Stockholders	A special Shareholders’ Meeting of Micromet may be called at any time by the Micromet Management Board or, in cases required by law, the Micromet supervisory board. A special Shareholders’ Meeting must be called by the Micromet Management Board upon request of stockholders holding in the aggregate shares representing at least 5% of the issued shares. The request must be made in writing to the Micromet Management Board stating the purpose of and reasons for the special Shareholders’ Meeting.	CancerVax’s bylaws provide that special meetings of the stockholders may be called, for any purpose, by the chairman of the board of directors or the president and shall be called by the president or the secretary at the request of the board.
Notice of Stockholder Meetings	The Shareholders’ Meeting is called by the Management Board or, in the cases provided by law, the supervisory board giving at least one month’s notice, whereby the day of the Shareholders’ Meeting and the day of sending the notice shall not be counted. The notice has to include the agenda and has to be made in the electronic federal gazette (elektronischer Bundesanzeiger). The Shareholders’ Meeting may also be called by registered mail if all stockholders are known by name.	CancerVax’s bylaws require that notice of a meeting shall be given to stockholders not less than 10 days or more than 60 days before the date of the meeting.
The Micromet Articles of Association provide that the Shareholders’ Meeting shall take place at Micromet’s registered seat or in any city where a German stock exchange has its seat.
The German Stock Corporation Act provides that the annual general Shareholders’ Meeting called to resolve in particular the discharge of the Management Board and the supervisory board, the appointment of the members of the supervisory board, the election of the auditors, the application of the balance sheet profits and the approval of the financial statements in cases required by law, must take place within the first eight months of each fiscal year.
Delivery and Notice Requirements of Stockholder Nominations and Proposals	See preceding section.	CancerVax’s bylaws provide that in order for a stockholder to make a nomination or propose business at an annual meeting of the stockholders, the stockholder must give timely written notice to CancerVax’s secretary not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that if the date of annual meeting has changed by more than 30 days before or

	Micromet	CancerVax

60 days after the date of the preceding year’s annual meeting, notice by the stockholder to be timely must be received not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the earlier of (i) the day on which notice of the meeting was mailed or (ii) the date public announcement of the date of such meeting is first made by the corporation.
The CancerVax stockholder’s written notice must set forth: (A) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made: (I) the name and address of such stockholder and of such beneficial owner, as they appear on CancerVax’s books; (II) the class and number of shares of CancerVax which are owned beneficially and of record by such stockholder and such beneficial owner; (III) a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination; and (IV) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (y) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (z) otherwise to solicit proxies from stockholders in support of such proposal or nomination.
Stockholder Approval Rights	Resolutions are passed at the Micromet Shareholders’ Meeting by a simple majority of the votes cast, unless a higher vote and/or a majority of the capital represented at the Shareholders’ Meeting and/or special	Each share of CancerVax common stock and preferred stock is entitled to one vote on matters submitted to the CancerVax stockholders under the DGCL or as

Micromet	CancerVax

resolutions of particular classes of shares are required by law or the Micromet Articles of Association.	required by the Certification of Incorporation.
Under the German Stock Corporation Act and Micromet Articles of Association, the following actions require the approval of a majority of at least 75% of the issued shares represented at the Shareholders’ Meeting passing the resolution and a simple majority of the votes cast at that meeting: (i) capital increases with an exclusion of preemptive rights; (ii) creation of authorized capital or conditional capital; (iii) capital decreases; (iv) a dissolution of Micromet; (v) amendments of the corporate purpose of Micromet; (vi) a merger of Micromet or any other form of transformation (Umwandlung) of Micromet, including, without limitation, spin-offs (Spaltungen), a transfer of all or virtually all of Micromet AG’s assets, a change of Micromet’s corporate form, the execution of intercompany agreements (Unternehmensverträge), integrations (Eingliederungen); provided that (except in case of a transfer of all or virtually all of Micromet’s assets, the execution of intercompany agreements, integrations, amendments of the corporate purpose and the dissolution of Micromet) a special resolution of each class of shares with a majority of 75% of the issued shares of each class represented at the Shareholders’ Meeting and a simple majority of the votes cast is required by law.
Under the Articles of Association of Micromet and the Shareholders’ Agreement of Micromet, the following resolutions in addition require the consent of the holders of shares of preferred stock to be passed with a majority of 75% of the issued shares of preferred stock represented at the Shareholders’ Meeting: (i) transformations (Umwandlungen); (ii) a disposal of more than 50% of the assets of Micromet (according to fair market values); (iii) merger of Micromet with another entity; (iv) amendments to the Certificate of Incorporation; (v) capital increases, capital decreases, creation of authorized capital or conditional capital, creation of new classes of shares; (vi) dissolution of Micromet; (vii) approval of intercompany agreements (Unternehmensverträge); (viii) integrations (Eingliederungen); (ix) election of the auditors; (x) distributions to the stockholders; (xi) creation of new classes of shares; and (xii) redemption of shares.

If for any reason each class of shares is required also to pass a special resolution in respect of any of the matters mentioned in the foregoing sentence, each stockholder must exercise his voting rights in such

	Micromet	CancerVax

special resolutions of the holders of shares of common stock or the holders of shares of preferred stock in the same way as the majority of the stockholders of Micromet vote in the respective resolution of the Micromet Shareholders’ Meeting.
Proxy	According to the German Stock Corporation Act and Micromet’s Articles of Association, any shareholder may, in writing, appoint a proxy to exercise his or her rights at Shareholders’ Meetings including in particular without limitation voting rights. There is no time limitation for such proxy provided that the proxy itself may limit its term. Each proxy is revocable for the future at the pleasure of the person executing it.	CancerVax’s bylaws provide that every person entitled to vote shall have the right to do so in person or may authorize another person to act for him by a proxy dated not more than three years prior to the meeting, unless the proxy provides for a longer period. An agent who is appointed need not be a stockholder.
Preemptive Rights	Under the German Stock Corporation Act, in general, an existing stockholder in a stock corporation has a preemptive right (Bezugsrecht) to subscribe for any issue by the corporation of new shares, including securities convertible into shares, securities with warrants to purchase shares, profit-sharing certificates and securities with a profit participation, in proportion to the shares held by the stockholder in the existing capital of such corporation. The German Stock Corporation Act provides that this preemptive right can be excluded only by a resolution of the Shareholders’ Meeting, provided there is a justification for such exclusion. The approval of a majority of at least 75% of the issued shares represented at the Shareholders’ Meeting and a simple majority of the votes cast at such Shareholders’ Meeting is required to exclude preemptive rights.	CancerVax’s certificate of incorporation does not grant any preemptive rights. CancerVax’s bylaws are silent as to preemptive rights.
To the extent preemptive rights are not exercised by the existing stockholders, the other stockholders shall have a further preemptive right with respect to such shares on a pro rata basis before third parties are granted any right to subscribe for shares.
Dividends	Under the German Stock Corporation Act, dividends may be declared and paid by resolution of the Shareholders’ Meeting out of any distributable balance sheet profits shown in the corporation’s audited and approved financial statements for the preceding fiscal year.	CancerVax’s bylaws provide that dividends may be declared and paid on the common stock from funds lawfully available as and when determined by the board of directors and subject to any preferential dividend rights of any then outstanding preferred stock.
The holders of the shares of preferred stock are not entitled to any preferential dividends. Dividends are paid to the stockholders pro rata to their respective participation in the share capital.
Limitation of Personal Liability of Directors	See following section.	CancerVax’s certificate of incorporation provides a director shall not be personally liable for monetary damages for breach of fiduciary duty as a director, except that liability is not eliminated (i) for any breach of his or her duty of loyalty to the CancerVax or its stockholders, (ii) for acts

	Micromet	CancerVax

or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derives an improper personal benefit.
Furthermore, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated to the fullest extent permitted by the DGCL, as so amended.
Indemnification of Officers and Directors	Under German law, a corporation may indemnify its officers (leitende Angestellte), and, under certain circumstances, German labor law requires a stock corporation to do so. However, a corporation may not, as a general matter, indemnify members of the Management Board or the supervisory board. A German stock corporation may, however, purchase directors’ and officers’ insurance on the basis of a corresponding resolution of the Shareholders’ Meeting. The insurance may be subject to any mandatory restrictions imposed by German law. In addition, German law may permit a corporation to indemnify a member of the Management Board or the supervisory board for attorneys’ fees incurred if such member is the successful party in a suit in a country, like the United States, where winning parties are required to bear their own costs, if German law would have required the losing party to pay the member’s attorneys’ fees had the suit been brought in Germany.	CancerVax’s certificate of incorporation provides that CancerVax shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by CancerVax) by reason of the fact that he or she is or was a director or officer of CancerVax, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
CancerVax shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of CancerVax to procure a judgment in its favor by reason of the fact that he or she is or was a director or officer of CancerVax, or is or was serving at the request of CancerVax as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of CancerVax; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the CancerVax unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was

	Micromet	CancerVax

brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.
CancerVax’s bylaws provide that the corporation may indemnify every person who was or is a party or is or was threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was an employee or agent of the corporation or, while an employee or agent of the corporation, is or was serving at the request of the corporation as an employee or agent or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including counsel fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, to the extent permitted by applicable law.
Dissenters’ Rights	A valuation proceeding (Spruchverfahren) is available to Micromet’s shareholders under the German Stock Corporation Act and the German Transformation Act (Umwandlungsgesetz) to determine the adequacy of the consideration to be paid in certain corporate transactions. These transactions include, among other things: (i) a merger; (ii) a control and profit transfer agreement between a controlling shareholder and its dependent company; (iii) the forced withdrawal of minority shareholders from the corporation upon the corporation’s integration with a parent corporation holding shares representing at least 95% of the nominal capital of the corporation to be integrated; and (iv) the compulsory acquisition of minority shareholders by a majority shareholder holding at least 95% of the issued shares.	Appraisal rights are not available to CancerVax stockholders with respect to the merger.
These rights are available to shareholders, provided that in each case the shareholder complies with the procedural requirements specified in the respective statutory provisions.
Certain Business Combination Restrictions	The German Securities Acquisitions and Takeovers Act provides that the Management Board of the target company may not take any measures that could prevent a bid from being successful. This shall not apply to actions that a prudent and diligent manager of the company not affected by a takeover bid would have taken, nor to the search for a competing bid, nor to actions having the approval of target company’s supervisory board, nor to actions taken by the Management Board	Under Delaware law a corporation can elect not to be governed by §203 of the DGCL, which generally protects publicly traded Delaware corporations from hostile takeovers and from certain actions following such takeovers. CancerVax has not made this election and is therefore governed by §203 of the DGCL.

	Micromet	CancerVax

with the approval of the supervisory board on the basis of an authorization by the Shareholders’ Meeting prior to the bid to take actions falling within the scope of the Shareholders’ Meeting for the purpose of preventing the success of takeover bids.
Vote on Business Combinations	German law does not specifically regulate “business combinations” with interested stockholders. However, certain general principles of German law may restrict business combinations under various circumstances.	Neither the CancerVax certificate of incorporation nor its bylaws contain any provisions relating to business combinations.
Rights on Liquidation	In the event of any liquidation of Micromet, a sale of at least 50% of all shares in Micromet in a single transaction or a series of related transactions or a sale of more than 50% of the assets of Micromet (calculated at fair market values), and in case of an exchange of shares, contribution or merger within the meaning of the German Act on the Transformation of Companies, provided that after such transactions having become effective, the shareholders of Micromet hold 50% or less of the voting rights in the new legal entity or the rights of the shareholders of Micromet are not to remain valid and unaffected in the new legal entity, the holders of the shares of preference shares have the following preference: (i) the proceeds are first to be paid to the holders of shares of preference shares series (B new) up to an amount of EUR 19.647 (or after payment of the second tranche of the investment of October 11, 2005 EUR 25.2273) per share of preference shares series (B new) plus the declared but not distributed dividends attributable to the preference shares series (B new); (ii) with the same rank as the holders of shares of preference shares series (B new), the management and key employees of Micromet, the founders and certain members of the supervisory board of Micromet shall receive a certain percentage of the total proceeds to be defined in the trade sale pool model that would be determined by the compensation committee of the Micromet supervisory board; (iii) the remaining proceeds are then to be paid to the holders of shares of preference shares series (A new) up to an amount of EUR 49.818 per preference shares series (A new) plus the declared but not distributed dividends attributable to the preference shares series (A new); and (iv) from any remaining proceeds, 5% shall be allocated to the holders of ordinary shares pro rata based on the number of shares and the remaining 95% shall be allocated to the holders of preference shares pro rata based on the number of preference shares.	Each share of CancerVax common stock and preferred stock share ratably in any proceeds of a liquidation of CancerVax.

INFORMATION REGARDING CANCERVAX’S BUSINESS

Overview

We are a biotechnology company focused on the research, development and commercialization of novel biological products for the treatment and control of cancer. We were incorporated in Delaware in June 1998 and commenced substantial operations in the third quarter of 2000.

On October 3, 2005, we and Serono Technologies, S.A., announced the discontinuation of the Phase 3 clinical trial of our leading product candidate, Canvaxin, in patients with Stage III melanoma, based on the recommendation of the independent Data and Safety Monitoring Board, or DSMB. The DSMB concluded, based on its planned, third interim analysis of the data from this study, that the data were unlikely to provide significant evidence of a survival benefit for Canvaxin-treated patients versus those who received placebo. In April 2005, we announced the discontinuation of our Phase 3 clinical trial of Canvaxin in patients with Stage IV melanoma based upon a similar recommendation of the independent DSMB. There were no significant safety issues identified with either of the Phase 3 clinical trials of Canvaxin, and the recommendations to close the studies were not made because of any potential safety concerns.

As a result of the discontinuation of the Canvaxin Phase 3 clinical trials, in October 2005 we and Serono announced the discontinuation of all further development and manufacturing activities with respect to Canvaxin. As a result, we recorded a non-cash charge for the impairment of long-lived assets of $22.8 million in the third quarter of 2005 to write-down the carrying value of the Canvaxin asset group to its estimated fair value. Additionally, in October 2005, we announced that our Board of Directors had approved a restructuring plan designed to realign our resources in light of the decision to discontinue the Canvaxin clinical trials. This restructuring plan reduced our workforce from 183 to 52 employees as of December 31, 2005. In connection with this workforce reduction, we incurred approximately $3.8 million of severance and related costs, the substantial majority of which were cash expenditures that were primarily paid in the fourth quarter of 2005. In January 2006, we implemented additional restructuring measures, which, when fully implemented, will result in the further reduction of our workforce to approximately 10 employees by the completion of our proposed merger with Micromet. We anticipate that we will incur additional costs as a result of our restructuring activities, including additional severance costs and other costs associated with completing the closure of our manufacturing facilities and contract terminations. We may also incur additional charges from the impairment of long-lived assets. At this time, we are unable to reasonably estimate the expected amount of additional costs that will result from the restructuring plan or the timing of the related cash expenditures, although the additional restructuring costs may have a significant impact on our results of operations.

We have other product candidates in research and preclinical development, including four anti-angiogenic monoclonal antibodies and several peptides that may be useful for the treatment of patients with various solid tumors. In early 2006, we plan to file an Investigational New Drug Application, or IND, to initiate a Phase 1 clinical trial for D93, our leading humanized, anti-angiogenic monoclonal antibody, in patients with solid tumors.

We also have rights to three product candidates targeting the epidermal growth factor receptor, or EGFR, signaling pathway for the treatment of cancer, and we plan to actively seek sublicensing opportunities for these product candidates.

Our efforts to identify, develop and commercialize and, in the case of the three product candidates that target the EGFR signaling pathway, to sublicense, these product candidates are in an early stage and, therefore, these efforts are subject to a high risk of failure.

Industry Background

Cancer

The World Health Organization estimated that more than 10 million people were diagnosed with cancer worldwide in the year 2000 and that this number will increase to 15 million by 2020. In addition, the World Health Organization estimated that 6 million people died from the disease in 2000. The American Cancer Society estimated that over 1.3 million people in the United States were diagnosed with cancer in 2004 and over 500,000 people died from the disease. One in every four deaths in the United States is due to cancer. Cancer is the second leading cause of death in the United States, and has become the leading cause of death in people over age 85.

The increasing number of people diagnosed with cancer and the approval of new cancer treatments are factors that are expected to continue to fuel the growth of the world wide cancer market. The U.S. National Health Information Business Intelligence Reports reports that, on a world-wide basis, the revenues for cancer drugs are expected to grow from $35.5 billion in 2003 to $53.1 billion in 2009.

Anti-Angiogenesis for the Treatment of Cancer

In a process known as angiogenesis, cancer cells stimulate the formation of new blood vessels in order to bring oxygen and nutrients to rapidly-growing tumor tissue. Angiogenesis involves proliferation of cells that form new blood vessels and are involved in the remodeling of the extracellular matrix, a dense protein network that provides support and growth signals to blood vessels and tumors, and regulates cellular processes such as adhesion, migration, gene expression and differentiation.

During angiogenesis, cancer cells secrete growth factors that activate endothelial cells on the blood vessels supplying the tumor. Activation of these endothelial cells results in growth and proliferation of new blood vessels. In addition, the extracellular matrix is degraded by proteolytic enzymes. Degradation of the extracellular matrix contributes to the release of additional growth factors, facilitates the movement of activated endothelial cells, and supports the growth of new blood vessels. These processes encourage tumor growth through nourishment of the existing tumor, as well as by creating pathways for metastasis of the tumor. By inhibiting the angiogenesis process, it may be possible to restrict blood supply to a tumor and limit its ability to grow and metastasize.

Immunotherapy for the Treatment of Cancer

The body’s immune system is a natural defense mechanism tasked with recognizing and combating cancer cells, viruses, bacteria and other disease-causing organisms. This defense is carried out mainly by white blood cells in the immune system. Specific types of white blood cells, known as T cells and B cells, are responsible for carrying out two types of immune responses in the body, the cell-mediated immune response, and the humoral, or antibody-based, immune response, respectively.

Cancer cells produce molecules known as tumor-associated antigens, which are present in normal cells but are over-produced in cancer cells. The T cells and B cells have receptors on their surfaces that enable them to recognize the tumor-associated antigens. For instance, once a B cell recognizes a tumor-associated antigen, it triggers the production of antibodies that kill the tumor cells. T cells play more diverse roles, including the identification and destruction of tumor cells by direct cell-to-cell contact.

While cancer cells naturally trigger a T cell-based immune response during the initial appearance of the disease, the immune system response may not be sufficiently robust to eradicate the cancer. The human body has developed numerous immune suppression mechanisms to prevent the immune system from destroying the body’s normal tissues. Cancer cells have been shown to utilize these mechanisms to suppress the body’s immune response against cancer cells. Even with an activated immune system, the number and size of tumors can overwhelm the immune system.

Research focused on the activation of the immune system in the treatment of cancer has increased significantly in recent years. Unlike traditional chemotherapeutic or radiotherapeutic approaches to cancer treatment that are designed to kill cancer cells directly, immunotherapy approaches to cancer are intended to activate and stimulate the body’s immune system to fight the cancer. When administered to patients, monoclonal antibodies target specific receptors on the surface of a cancer cell or a secreted protein and either interfere directly with the functioning of cancer cells, or bind to cancer cells and activate various cytotoxic mechanisms that may help destroy the cancer.

The immune system may also be harnessed to inactivate tumor-promoting signaling pathways, such as the EGF receptor signaling pathway, which may interfere with cancer cell growth, and to target specific molecules in the bloodstream or receptors on the surface of cells. EGF is one of several molecules that bind to the EGF receptor, and may be responsible for activating a series of intracellular processes that stimulate cell growth, enhance metastasis, and protect the tumor cells from cell death from treatments such as chemotherapy. While many cells in the human body express the EGF receptor, most solid tumor cell types express the EGF receptor in excessive quantities. By targeting EGF or the EGF receptor with specific active immunotherapies, cancer cell growth and proliferation may be suppressed or eliminated.

Our Pipeline

The table below lists our principal product candidates:

Commercialization
Product Candidates	Targeted Disease	Status	Rights

Anti-Angiogenesis
Preclinical; Anticipate IND
D93	Solid tumors	filing in early 2006	CancerVax
Various other monoclonal antibodies and peptides	Solid tumors, ophthalmic diseases	Research	CancerVax

EGFR Signaling Pathway
SAI-EGF	Non-small-cell lung cancer	Phase 1/2	CancerVax(a)
SAI-TGF-α	Solid tumors	Preclinical	CancerVax(a)
SAI-EGFR-ECD	Solid tumors	Preclinical	CancerVax(a)

(a)	CancerVax has the right to commercialize SAI-EGF, SAI-TGF-α and SAI-EGFR-ECD in the United States, Canada, Japan, Australia, New Zealand, Mexico and specified countries in Europe, including but not limited to, Austria, Belgium, Czech Republic, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Norway, Poland, Portugal, Spain, Sweden and the United Kingdom.

Anti-Angiogenesis Programs

Through our January 2002 acquisition of Cell-Matrix, Inc., we acquired unique therapeutic and diagnostic anti-angiogenesis technology. To complement this technology, in June 2003, we licensed from New York University the rights to several peptides that may also inhibit angiogenesis. These product candidates have a mechanism of action that is distinct from Avastin® (bevacizumab; Genenetch), a product approved for metastatic colorectal cancer that targets the vascular endothelial growth factor, and from other anti-angiogenesis product candidates currently in development by other companies. We believe that these antibodies and peptides may provide us with an opportunity to develop products that may be beneficial for the treatment of patients with various solid tumors.

Our Anti-Angiogenesis Platform

The extracellular matrix is a molecular network that provides mechanical support to cells and tissues and contains biochemical information important to cellular processes such as cell proliferation, adhesion and migration. Our monoclonal antibodies and peptides bind specifically to hidden, or cryptic, binding sites on extracellular matrix proteins that become exposed as a result of the denaturation of collagen that occurs during tumor formation. Binding of our monoclonal antibodies or peptides to these degraded or denatured extracellular matrix proteins may inhibit angiogenesis and the growth, proliferation and metastasis of tumor cells.

This approach to inhibiting angiogenesis may have several therapeutic advantages. Because our monoclonal antibodies and proteins bind preferentially to extracellular matrix proteins that have been denatured during angiogenesis rather than to the native, undenatured forms of collagen or laminin, we believe that these product candidates may have greater tumor site specificity than other therapies, especially those characterized by broad biologic activity. Additionally, the denatured proteins in the extracellular matrix may provide a better long-term therapeutic target than binding sites found directly on tumor cells since the proteins in the extracellular matrix represent a stable structure and are less likely to undergo mutations typical of cancer cells. Due to the unique mechanism through which our monoclonal antibodies and proteins inhibit angiogenesis, they may have the potential to be used in combination with other anti-angiogenic agents or with treatments such as chemotherapy and radiation.

D93

Based on pre-clinical data presented at scientific meetings over the past two years, we plan to file an IND to initiate a Phase 1 clinical trial with D93, our leading humanized, anti-angiogenic monoclonal antibody, in patients with solid tumors in early 2006.

In a presentation at the 2005 American Association of Cancer Research, or AACR, annual meeting, we demonstrated that D93 inhibited tumor cell growth in a dose-dependent manner, as compared to controls, in several in vivo tumor models. In addition, in an orthotopic human breast cancer model in mice, the combination of D93 with Taxol® (paclitaxel) resulted in a greater inhibition of tumor growth than either agent alone. These results suggest that D93 may have potential for use in the treatment of a variety of solid tumors and have the potential to be combined with other therapies.

The ability to distinguish tumor cells from normal cells is a key advantage of monoclonal antibody therapies. In a second presentation at the 2005 AACR annual meeting, our scientists showed data indicating that D93 specifically binds around blood vessels in human patient tumor sections, but does not bind to corresponding normal sections from the same tissues and patients. D93 was also shown to specifically bind to denatured collagen, but not to native collagen or other proteins found in the extracellular matrix.

At the 2004 AACR annual meeting, we presented data indicating that D93 inhibited tumor growth in a mouse model using human melanoma cells by 56%. D93 also inhibited human breast tumor growth by 84% in an animal model designed to more closely mimic breast cancer by generating human breast carcinomas in the mammary pads of mice.

We believe that our anti-angiogenic product candidates may be useful in other pathological conditions associated with angiogenesis, such as choroidal neovascularization, or CNV, an ophthalmologic condition caused by excess growth of blood vessels within the eye that is the major cause of severe visual loss in patients with age-related macular degeneration. Data presented during the 2004 Annual Meeting of the Association for Research in Vision and Ophthalmology demonstrated that in a murine model of CNV, another of our anti-angiogenic monoclonal antibodies, H8, preferentially recognized areas of new vascular growth but not existing normal vasculature and inhibited angiogenesis in a dose-dependent manner.

Product Candidates Targeting the EGF Receptor Signaling Pathway

In July 2004 our wholly-owned subsidiaries Tarcanta, Inc. and Tarcanta, Limited, signed an agreement with CIMAB, S.A., a Cuban company, whereby Tarcanta obtained the exclusive rights to develop and commercialize SAI-EGF, a product candidate that targets the EGF receptor signaling pathway, in a specific territory, which includes the United States, Canada, Japan, Australia, New Zealand, Mexico and certain countries in Europe. In addition, these two subsidiaries signed an agreement with CIMAB and YM BioSciences, Inc., a Canadian company, to obtain the exclusive rights to develop and commercialize SAI-TGF-α, which targets transforming growth factor-alpha, and SAI-EGFR-ECD, which targets the extracellular domain of the EGF receptor, within the same territory. Both of these product candidates are in preclinical development. In late 2005, we announced plans to actively seek sublicensing opportunities for all three of these product candidates.

EGF Receptor Signaling Pathway — Role in Regulating Tumor Growth

Dysregulation of the EGF receptor signaling pathway is associated with tumor growth and metastasis, decreased effectiveness of chemotherapy and radiotherapy, and decreased overall survival. EGF and TGF-α are molecules that bind to and activate the EGF receptor. Increased stimulation of the EGF receptor signaling pathway, as a direct result of over-expression of the EGF receptor, EGF or TGF-α, may contribute to dysregulation of the EGF receptor pathway. In addition, cancerous cells may secrete EGF and TGF-α, which in turn fuels their growth and proliferation by increased activation of the EGF receptor pathway.

Interference with signaling through the EGF receptor signaling pathway represents a therapeutic approach with potentially broad clinical applications. Over-stimulation of this pathway has been documented in breast, colorectal, brain, head and neck, non-small-cell lung, ovarian, pancreatic and prostate cancers.

Our Product Candidates Targeting the EGF Receptor Signaling Pathway

The three product candidates that we have licensed that target the EGF receptor signaling pathway are designed to stimulate the immune system to produce antibodies to EGF, TGF-α and the extracellular domain of the EGF receptor, respectively, and ultimately reduce signaling through the EGF receptor. Since each of these product candidates targets a different aspect of the EGF receptor signaling pathway, it is possible that they may be used as single agents, in combination with each other, or in combination with other EGF receptor-targeted therapies. In addition, they may also be used with cytotoxics or other novel therapies for the treatment of cancer.

Phase 2 Clinical Trial Results with SAI-EGF

SAI-EGF is an investigational product candidate composed of recombinant human EGF that has been coupled to a proprietary immunogenic carrier protein, known as p64K. SAI-EGF, which is administered with a general immune system stimulant known as an immunologic adjuvant, stimulates the immune system to produce antibodies that target EGF. The anti-EGF antibodies bind to EGF circulating in the patient’s bloodstream and interrupt EGF receptor signaling. This approach differs from existing EGF receptor inhibitors, such as monoclonal antibodies and tyrosine kinase inhibitors, in two important ways. First, it utilizes the body’s own defense mechanisms to target the EGF receptor pathway, and second, it targets circulating EGF, which activates the EGF receptor, as opposed to targeting the receptor itself. The SAI-EGF product candidate has been studied in Phase 1 and Phase 2 clinical trials conducted by CIMAB or YM Biosciences in Canada, the United Kingdom and Cuba.

At the 2005 American Society of Clinical Oncology, or ASCO, annual meeting, data was presented by CIMAB updating the results of ongoing Phase 2 clinical trials sponsored by CIMAB in patients with unresectable Stage IIIb and Stage IV non-small-cell lung cancer. SAI-EGF was reported to induce an anti-EGF immune response in treated patients, with significantly more SAI-EGF-treated patients (67%) demonstrating antibody titer levels at least two times baseline compared to control patients (37%). In addition, 53% of the SAI-EGF-treated patients had a good antibody response (defined as at least four times baseline levels and at least 1:4000 sera dilution), compared to only 3.3% of the control patients. SAI-EGF treatment was also reported to reduce serum EGF concentrations. Fifty-nine percent (p<0.05) of the SAI-EGF-treated patients achieved EGF serum concentrations of less than or equal to 168pg/mL during the study, as compared to 19% of control patients. In the SAI-EGF-treated patients, the increase of anti-EGF antibody titers was reported to correlate with decreasing EGF serum concentrations (p=0.001), while this effect was not observed in control patients. The preliminary results reported in this study suggest that increased survival may be related to good anti-EGF antibody responses (p=0.0002) or low EGF serum concentrations (p=0.0069). Overall, a statistically significant difference in survival between SAI-EGF-treated and control patients was not demonstrated in this preliminary analysis of results (p=0.07). No serious adverse events were reported.

  SAI-TGF-α (preclinical)

SAI-TGF-α is an investigational product candidate that may stimulate the immune system to develop anti-TGF-α antibodies, another common molecule that activates the EGF receptor. Blocking TGF-α may provide a therapeutic benefit in certain cancers and may also enhance the therapeutic effect when used in combination with other EGF receptor inhibitors.

SAI-EGFR-ECD (preclinical)

SAI-EGFR-ECD is an investigational product candidate that may stimulate the immune system to develop antibodies that target a portion of the EGF receptor that resides outside of the cell membrane, i.e. the extracellular domain. Stimulating the immune system with a therapeutic directed against the receptor itself may offer a unique approach to targeting the EGF receptor pathway.

Other Technology

Scripps Research Institute

Our wholly-owned subsidiary Cell-Matrix, Inc., or Cell-Matrix, entered into a license agreement with The Scripps Research Institute, or Scripps, in 2001 under which we were granted an exclusive worldwide license to technology related to angiogenesis, including anti-angiogenic diagnostic applications. In consideration for the license, Scripps received an up-front license fee of $50,000, and will receive royalties on future net sales of products relating to the licensed technology, including a minimum annual royalty payment of $10,000 commencing on the third anniversary of the agreement. In addition, Scripps will receive milestone payments, up to a maximum of $1.2 million per therapeutic product and $0.4 million per diagnostic product, based on meeting certain regulatory and clinical milestones. From January 2002, the date we acquired Cell-Matrix and assumed this agreement, through September 30, 2005, we have paid an additional approximately $14,000 to Scripps under the license agreement for the reimbursement of certain patent expenses. The license agreement terminates upon the later of the expiration of the last of any patent rights to licensed products that are developed under the agreement or 15 years after the date of the first commercial sale of the last product licensed or developed under the agreement.

New York University

In June 2003, Cell-Matrix licensed from New York University, or NYU, the exclusive worldwide commercial rights to several peptides that appear to inhibit angiogenesis in preclinical models. Pursuant to our licensing arrangement, NYU received an initial license fee of $0.2 million, paid in three equal annual installments, and subsequent annual license maintenance fees of $15,000. Cell-Matrix is also obligated to pay milestone payments, up to a maximum of $0.8 million per product relating to the licenses, based on regulatory and clinical milestones and royalties on both future net sales of products relating to the licenses and payments received as consideration for the grant of a sublicense, if any. Through September 30, 2005, Cell-Matrix has paid approximately $0.2 million to NYU under the agreement representing two installments of the initial license fee and reimbursement of certain patent expenses. The agreement terminates upon the later of the expiration of the last of any patent rights to licensed products that are developed under this agreement, or 15 years after the date of the first commercial sale of the last product licensed or developed under the agreement. Cell-Matrix may terminate the agreement for any reason following 180 days’ written notice to NYU. This agreement may be terminated by NYU if Cell-Matrix fails to meet specified commercial development obligations under the agreement and we do not materially cure this failure in one year.

Our Strategy

Our objective is to establish our position as a leader in the development and marketing of biological products for the treatment and control of cancer. Key aspects of our corporate strategy include the following:

•	Initiate a Phase 1 Clinical Trial with D93. We plan to initiate a clinical trial with D93, our leading anti-angiogenic monoclonal antibody product candidate, in early 2006.

•	Advance the Development of Our Preclinical Product Candidates and Identify Additional Product Candidates Based on Our Anti-Angiogenesis Technology Platform. We plan to continue the development of our other preclinical anti-angiogenesis antibodies and peptides, and to leverage our research and preclinical experience in anti-angiogenesis to identify additional product candidates that will interact with sites exposed during the denaturation and remodeling of the extracellular matrix. In addition, we intend to explore using our anti-angiogenesis product candidates in combination with other therapies, such as chemotherapy and radiation.

•	Seek Sublicensing Opportunities for Our Product Candidates Targeting the EGF Receptor Signaling Pathway. We plan to actively seek sublicensing opportunities for SAI-EGF and our other two product candidates that target the EGF receptor signaling pathway.

•	Expand Our Product Pipeline and Technologies Through Acquisitions and Licensing. In addition to our internal development efforts, we plan to selectively license and acquire product opportunities, technologies and businesses that complement our target markets.

Patents and Proprietary Technology

Our success will depend in large part on our ability to:

•	maintain and obtain patent and other proprietary protection for cell lines, antigens, antibodies, peptides and delivery systems;

•	defend patents;

•	preserve trade secrets; and

•	operate without infringing the patents and proprietary rights of third parties.

We intend to seek appropriate patent protection for our proprietary technologies by filing patent applications when possible in the United States and selected other countries. Our policy is to seek patent protection for the inventions that we consider important to the development of our business. As of December, 2005 we owned or have rights to over 150 issued or pending U.S. and foreign patents. We intend to continue using our scientific expertise to pursue and file patent applications on new developments with respect to uses, methods and compositions to enhance our intellectual property position in the field of cancer treatment.

Although we believe our rights under patents and patent applications provide a competitive advantage, the patent positions of pharmaceutical and biotechnology companies are highly uncertain and involve complex legal and factual questions. We may not be able to develop further patentable products or processes, and may not be able to obtain patents from pending applications. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect the technology owned by or licensed to us.

Any patents or patent rights that we obtain may be circumvented, challenged or invalidated by our competitors. We rely on third-party payment services for the payment of foreign patent annuities and other fees. Non-payment or delay in payment of such fees, whether intentional or unintentional, may result in loss of patents or patent rights important to our business. Many countries, including certain countries in Europe, have compulsory licenses laws under which a patent owner may be compelled to grant licenses to third parties. For example, compulsory licenses may be required in cases where the patent owner has filed to “work” the invention in that country, or the third-party has patented improvements. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which would materially diminish the value of the patent. Moreover, the legal systems of certain countries, particularly in certain developing countries, do not favor the aggressive enforcement of patent and other intellectual property protection which makes it difficult to stop infringement. Our patents may be the subject of other challenges by our competitors in Europe, the United States and elsewhere.

Additionally, because it is not possible to predict with certainty what patent claims may issue from pending applications and because patent prosecution can proceed in secret prior to issuance of a patent, third parties may obtain patents with claims of unknown scope relating to our product candidates which they could attempt to assert against us. Further, as we develop our products, we may infringe the current patents of third parties or patents that may issue in the future.

Although we believe that our product candidates, production methods and other activities do not currently infringe the valid and enforceable intellectual property rights of any third parties, we cannot be certain that a third party will not challenge our position in the future. From time to time we receive correspondence inviting us to license patents from third parties. There has been, and we believe that there will continue to be, significant litigation in the biopharmaceutical and pharmaceutical industries regarding patent and other intellectual property rights. As noted above, we believe that our pre-commercialization activities fall within the scope of 35 U.S.C. § 271(e). We also believe that our subsequent manufacture of Canvaxin will also not require the license of any patents known to us.

Nevertheless, third parties could bring legal actions against us claiming we infringe their patents or proprietary rights, and seek monetary damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected product or products. If we become involved in any litigation, it could consume a substantial portion of our resources, regardless of the outcome of the litigation. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license to continue to manufacture or market the affected product, in which case we may be required to pay substantial royalties or grant cross-licenses to our patents. However, there can be no assurance that any such license will be available on acceptable terms or at all. Ultimately, we could be prevented from commercializing a product, or forced to cease some aspect of our business operations, as a result of claims of patent infringement or violation of other intellectual property rights, which could harm our business.

Additionally, to enforce patents issued to us or to determine the scope and validity of other parties’ proprietary rights, we may also become involved in litigation or in interference proceedings declared by the United States Patent and Trademark Office, which could result in substantial costs to us or an adverse decision as to the priority of our inventions. We may be involved in interference and/or opposition proceedings in the future.

We are party to several license agreements that give us rights to use technologies in our research and development, including intellectual property for technology related to Canvaxin from Cancer Diagnostics Laboratories, Inc. and JWCI, to our product candidates that target the EGF receptor signaling pathway from CIMAB, to our angiogenesis and anti-angiogenesis technology from USC, Scripps, NYU and AME, and to certain human antibody technology from M-Tech Therapeutics. These parties have been responsible for filing various patent applications, including patents and patent applications containing composition claims that encompass the three cancer cell lines used for Canvaxin, patent applications directed towards the product candidates that target the EGF receptor signaling pathway and patent applications directed to our angiogenesis technology. We may be unable to maintain our licenses and may be unable to secure additional licenses in the future. Therefore, we may be forced to abandon certain product areas or develop alternative methods for operating in those areas.

We also rely on trade secrets and proprietary know-how, especially when we do not believe that patent protection is appropriate or can be obtained. However, trade secrets are difficult to protect. Our policy is to require each of our employees, consultants and advisors to execute a confidentiality and inventions agreement before beginning their employment, consulting or advisory relationship with us obligating them not to disclose our confidential information. We cannot guarantee that these agreements will provide meaningful protection, that these agreements will not be breached, that we will have an adequate remedy for any such breach, or that our trade secrets will not otherwise become known or independently developed by a third party. Our trade secrets, and those of our present or future collaborators that we utilize by agreement, may become known or may be independently discovered by others, which could adversely affect the competitive position of our product candidates.

Competition

We face competition from a number of companies that are evaluating various technologies and approaches to the treatment of cancer.

For example, a number of companies are currently developing products in the field of anti-angiogenesis for the treatment of tumors. These products use a number of substances designed to inhibit angiogenesis, such as vascular endothelial growth factor, or VEGF, VEGF receptor, platelet-derived growth factor, or PDGF, receptor, integrins, collagen, and matrix metalloprotienases. Genentech’s Avastin® (bevacizumab) is an anti-angiogenic monoclonal antibody targeting the VEGF growth factor. It has been approved by FDA for the treatment of patients with metastatic colorectal cancer. Pfizer’s Sutent® (sunitinib malate) was recently approved by the FDA for the treatment of patients with a specific type of stomach cancer and kidney cancer, and Bayer and Onyx Pharmaceutical’s Nexavar® (sorafenib tosylate) was approved by the FDA for the treatment of patients with gastric cancer. A proposed mechanism of action for both Nexavar and Sutent is inhibition of the VEGF receptor. A number of other VEGF growth factor and VEGF receptor antagonists are also under development, as well as a number of agents targeting other potential anti-angiogenic mechanisms. We are unaware of any products in development that specifically target the same denatured collagen as our D93 product candidate. We expect that competition among anti-angiogenic products approved for sale will be based on various factors, including product efficacy, safety, reliability, availability, price and patent position. As a result, any product candidates that we may develop may be rendered obsolete and noncompetitive.

Additionally, several products that target the EGFR signaling pathway in the treatment of cancer have recently been approved by the FDA or are in the late phases of clinical development. The approved products are AstraZeneca

Pharmaceutical LP’s Iressatm (gefitinib), an EGFR-targeted tyrosine kinase inhibitor for refractory Stage IV NSCLC, ImClone Systems, Inc.’s Erbituxtm (cetuximab), an EGFR monoclonal antibody for Stage IV refractory colorectal cancer, and Genentech, Inc. and OSI Pharmaceuticals, Inc.’s EGFR-targeted tyrosine kinase inhibitor, Tarcevatm (erlotinib HCl), for the treatment of patients with locally advanced or metastatic NSCLC after failure of at least one prior chemotherapy regimen, as well as in combination with Eli Lilly & Company’s Gemzar® (gemcitabine) for the treatment of patients with locally advanced pancreatic cancer. Two other products that are currently being evaluated in Phase 3 clinical trials are GlaxoSmithKline’s lapatinib (GW572016), a tyrosine kinase dual inhibitor of EGFR and HER-2, which is being studied in patients with advanced metastatic breast cancer whose disease progressed on Herceptin® (trastuzumab) therapy, and Abgenix, Inc.’s and Amgen, Inc.’s panitumumab (ABX-EGF), a fully human monoclonal antibody targeting the EGFR, which is being studied in patients with advanced colorectal and renal cell cancer. Several other monoclonal antibodies and tyrosine kinase inhibitors targeting the EGFR signaling pathway are in the early stages of development. If we receive approval to market and sell any of our product candidates that target the EGFR signaling pathway, we may compete with certain of these companies and their products as well as other product candidates that are currently in varying stages of development. In addition, researchers are continually learning more about the treatment of NSCLC and other forms of cancer, and new discoveries may lead to new technologies for treatment.

Additionally, we may encounter competition from pharmaceutical and biotechnology companies, academic institutions, governmental agencies and private research organizations in recruiting and retaining highly qualified scientific personnel and consultants and in the development and acquisition of technologies. Moreover, technology controlled by third parties that may be advantageous to our business may be acquired or licensed by our competitors, thereby preventing us from obtaining technology on commercially reasonable terms, if at all. Because part of our strategy is to target markets outside of the United States through collaborations with third parties, we will compete for the services of third parties that may have already developed or acquired internal biotechnology capabilities or made commercial arrangements with other biopharmaceutical companies to target the diseases on which we have focused.

Government Regulation and Product Approval

General

Governmental authorities in the United States and other countries extensively regulate the preclinical and clinical testing, manufacturing, labeling, storage, record-keeping, advertising, promotion, export, marketing and distribution, among other things, of biologic products. In the United States, the FDA under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations subjects pharmaceutical and biologic products to rigorous review. If we do not comply with applicable requirements, we may be fined, the government may refuse to approve our marketing applications or allow us to manufacture or market our product candidates and products, and we may be criminally prosecuted. The FDA also has the authority to revoke previously granted marketing authorizations if we fail to comply with regulatory standards or if we encounter problems following initial marketing.

FDA Approval Process

To obtain approval of a new product from the FDA, we must, among other requirements, submit data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product candidate. In most cases, this entails extensive laboratory tests and preclinical and clinical trials. This testing and the preparation of necessary applications and processing of those applications by the FDA are expensive and typically take many years to complete. The FDA may not act quickly or favorably in reviewing these applications, and we may encounter significant difficulties or costs in our efforts to obtain FDA approvals that could delay or preclude us from marketing any products we may develop. The FDA also may require post-marketing testing and surveillance to monitor the safety and efficacy of approved products or place conditions on any approvals that could restrict the commercial applications of these products. Regulatory authorities may withdraw product approvals if we fail to comply with regulatory standards or if we encounter problems at any time following initial marketing. With respect to patented products or technologies, delays imposed by the governmental approval process may materially reduce the period during which we will have the exclusive right to exploit the products or technologies.

The process required by the FDA before a new drug or biologic may be marketed in the United States generally involves the following: completion of preclinical laboratory and animal testing; submission of an IND, which must become effective before human clinical trials may begin; performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug or biologic for its intended use; and submission and approval of a New Drug Application, or NDA, for a drug, or a Biologics License Application, or BLA, for a biologic. The sponsor typically conducts human clinical trials in three sequential phases, but the phases may overlap. In Phase 1 clinical trials, the product is tested in a small number of patients or healthy volunteers, primarily for safety at one or more doses. In Phase 2, in addition to safety, the sponsor evaluates the efficacy of the product in targeted indications, and identifies possible adverse effects and safety risks, in a patient population that is usually larger than Phase 1 clinical trials. Phase 3 clinical trials typically involve additional testing for safety and clinical efficacy in an expanded patient population at geographically-dispersed clinical trial sites. Clinical trials must be conducted in accordance with the FDA’s Good Clinical Practices requirements. Prior to commencement of each clinical trial, the sponsor must submit to the FDA a clinical plan, or protocol, accompanied by the approval of the committee responsible for overseeing clinical trials at one of the clinical trial sites. The FDA may order the temporary or permanent discontinuation of a clinical trial at any time if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The ethics committee at each clinical site may also require the clinical trial at that site to be halted, either temporarily or permanently, for the same reasons.

The sponsor must submit to the FDA the results of the preclinical and clinical trials, together with, among other things, detailed information on the manufacture and composition of the product, in the form of a new drug application, or NDA, or, in the case of a biologic, a BLA. Our monoclonal antibody product candidates will be regulated as drugs. In a process that may take from several months to several years, the FDA reviews these applications and, when and if it decides that adequate data are available to show that the new compound is both safe and effective and that other applicable requirements have been met, approves the drug or biologic for marketing. The amount of time taken for this approval process is a function of a number of variables, including whether the product has received a fast track designation, the quality of the submission and studies presented, the potential contribution that the compound will make in improving the treatment of the disease in question, and the workload at the FDA. It is possible that our product candidates will not successfully proceed through this approval process or that the FDA will not approve them in any specific period of time, or at all.

The FDA may, during its review of a NDA or BLA, ask for additional test data. If the FDA does ultimately approve the product, it may require post-marketing testing, including potentially expensive Phase 4 studies, to monitor the safety and effectiveness of the product. In addition, the FDA may in some circumstances impose restrictions on the use of the product, which may be difficult and expensive to administer and may require prior approval of promotional materials.

We will also be subject to a variety of regulations governing clinical trials and sales of our products outside the United States. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries and regions must be obtained prior to the commencement of marketing the product in those countries. The approval process varies from one regulatory authority to another and the time may be longer or shorter than that required for FDA approval. In the European Union, Canada, and Australia, regulatory requirements and approval processes are similar, in principle, to those in the United States.

Ongoing Regulatory Requirements

Before approving an NDA or BLA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facilities are in compliance with FDA’s good manufacturing practices, or GMP, regulations which govern the manufacture, holding and distribution of a product. Manufacturers of biologics also must comply with FDA’s general biological product standards. Following approval, the FDA periodically inspects drug and biologic manufacturing facilities to ensure continued compliance with the good manufacturing practices regulations. Manufacturers must continue to expend time, money and effort in the areas of production and quality control and record keeping and reporting to ensure full compliance with those requirements. Failure to comply with these requirements subjects the manufacturer to possible legal or regulatory action, such as suspension of manufacturing or recall or seizure of product. Adverse experiences with the product must be reported to the FDA and could result in the imposition of marketing restrictions through labeling changes or market removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.

The labeling, advertising, promotion, marketing and distribution of a drug or biologic product also must be in compliance with FDA and Federal Trade Commission, or FTC, requirements which include, among others, standards and regulations for off-label promotion, industry sponsored scientific and educational activities, promotional activities involving the internet, and direct-to-consumer advertising. The FDA and FTC have very broad enforcement authority, and failure to abide by these regulations can result in penalties, including the issuance of a Warning Letter directing the company to correct deviations from regulatory standards and enforcement actions that can include seizures, injunctions and criminal prosecution.

Manufacturers are also subject to various laws and regulations governing laboratory practices, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances in connection with their research. In each of these areas, as above, the FDA has broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of product approvals, seize or recall products, and deny or withdraw approvals.

Employees

As of December 31, 2005, we employed 52 full-time employees, of whom approximately 28 were engaged in research, clinical development and regulatory affairs, 2 in manufacturing and quality assurance, and 22 in administration, finance, management information systems, corporate development, marketing and human resources. Nine of our employees hold a Ph.D., M.D. or Pharm.D. degree and are engaged in activities relating to research and development, manufacturing, quality assurance and business development.

Facilities

Our corporate headquarters and research and development facility of approximately 60,000 square feet located in Carlsbad, California is leased under a ten-year operating lease that commenced in July 2002. Our biologics manufacturing facility consists of approximately 51,000 square feet of space located in the Los Angeles, California, area. JWCI entered into an original operating lease for 25,600 square feet of space in July 1999, with a commencement date in August 1999, which was subsequently assigned to us. We entered into an amendment to our lease to add 25,150 square feet of space at the same address on October 1, 2001. Our lease is scheduled to expire on August 14, 2011. In August 2004, we signed a seven-year operating lease for a 42,681 square foot warehouse, laboratory and office facility located in the Los Angeles, California area, near our biologics manufacturing facility.

Subsequent to the decision to discontinue the Phase 3 clinical trials of Canvaxintm, we have closed our biologics manufacturing facility and our warehouse, laboratory and office facility in Los Angeles, and have engaged real estate brokers in an effort to assign or sublease our principal offices and other facilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF CANCERVAX

The following discussion contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth above under the caption “Risk Factors.” The financial statements and this Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus.

Overview

We are a biotechnology company focused on the research, development and commercialization of novel biological products for the treatment and control of cancer.

On October 3, 2005, we and Serono Technologies, S.A., our Canvaxin collaboration partner, announced the discontinuation of our Phase 3 clinical trial of our leading product candidate, Canvaxin, in patients with Stage III melanoma, based on the recommendation of the independent Data and Safety Monitoring Board, or DSMB, which completed its planned, third, interim analysis of data from this study on September 30, 2005. In April 2005, we announced the discontinuation of our Phase 3 clinical trial of Canvaxin in patients with Stage IV melanoma based upon a similar recommendation of the independent DSMB. The DSMB concluded, based on its planned, interim analysis of the data from these studies, that the data were unlikely to provide significant evidence of a survival benefit for Canvaxin-treated patients versus those receiving placebo. There were no significant safety issues identified with either of the Phase 3 clinical trials of Canvaxin, and the recommendations to close the studies were not made because of any potential safety concerns.

As a result of the discontinuation of the Canvaxin Phase 3 clinical trials, in October 2005 we and Serono announced the discontinuation of all further development and manufacturing activities with respect to Canvaxin. As a result, we recorded a non-cash charge for the impairment of long-lived assets of $22.8 million in the third quarter of 2005 to write-down the carrying value of the Canvaxin asset group to its estimated fair value. Additionally, in October 2005, we announced that our Board of Directors had approved a restructuring plan designed to realign resources in light of the decision to discontinue our Phase 3 clinical trial of Canvaxin in patients with Stage III melanoma, as well as all further development of Canvaxin and manufacturing activities at our Canvaxin manufacturing facilities. This restructuring plan reduced our workforce from 183 to 52 employees at December 31, 2005. In connection with this workforce reduction, we incurred approximately $3.8 million of severance and related costs, the substantial majority of which were cash expenditures that were paid in the fourth quarter of 2005. We anticipate that we will incur additional costs as a result of the restructuring plan, including additional employee severance costs and costs associated with the closure of our manufacturing facilities and contract terminations. We may also incur additional charges from the impairment of long-lived assets. At this time, we are unable to reasonably estimate the expected amount of additional costs that will result from the restructuring plan or the timing of the related cash expenditures, although the additional restructuring costs may have a significant impact on our results of operations.

We have other product candidates in research and preclinical development, including three product candidates targeting the epidermal growth factor receptor, or EGFR, signaling pathway for the treatment of cancer, and four humanized, anti-angiogenic monoclonal antibodies and several peptides that potentially target various solid tumors. Our efforts to identify, develop and commercialize these product candidates are in an early stage and, therefore, these efforts are subject to a high risk of failure.

In early 2006, we plan to file an Investigational New Drug Application, or IND, to initiate a Phase 1 clinical trial for D93, our leading humanized, anti-angiogenic monoclonal antibody, in patients with solid tumors. We recently announced our intention to sub-license our rights to SAI-EGF and our other two product candidates that target the EGFR signaling pathway.

We are actively considering strategic transactions and alternatives with the goal of maximizing shareholder value. These potential transactions may include a variety of difference business arrangements, including acquisitions, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. We cannot assure you that any such transactions would be consummated on favorable terms or at all, would in fact enhance stockholder value, or would not adversely affect our business or the trading price of our stock. Any such transactions may require us to incur non-recurring or other charges and may pose significant integration challenges and/or management and business disruptions, any of which could materially and adversely affect our business and financial results. As described in this joint proxy statement/prospectus, on January 6, 2006, CancerVax entered into a merger agreement with Micromet. The merger is subject to a number of conditions, as described in “The Merger Agreement —  Conditions to the Merger,” and is expected to close in the second quarter of 2006.

We were incorporated in Delaware in June 1998 and have incurred net losses since inception. As of September 30, 2005, our accumulated deficit was approximately $208.6 million. We expect to incur substantial and increasing losses for the next several years as we:

•	advance our preclinical anti-angiogenesis product candidates into clinical development;

•	expand our research and development programs; and

•	in-license technology and acquire or invest in businesses, products or technologies that are complementary to our own.

We have a limited history of operations. To date, we have funded our operations primarily through sales of equity securities as well as bank financing to fund certain equipment and leasehold improvement expenditures.

Our business is subject to significant risks, including the risks inherent in our ongoing clinical trials and the regulatory approval process, the results of our research and development efforts, our ability to manufacture our product candidates, competition from other products, uncertainties associated with obtaining and enforcing patent rights, with maintaining our licenses related to our product candidates, obtaining the capital necessary to fund our ongoing operations and establishing and maintaining strategic collaborations to fund our product development efforts.

Research and Development

Through September 30, 2005, our research and development expenses have consisted primarily of costs associated with the clinical development of Canvaxin, including costs associated with the Phase 3 clinical trials of Canvaxin, production of Canvaxin for use in these clinical trials and manufacturing process, quality systems and analytical development for Canvaxin, including compensation and other personnel expenses, supplies and materials, costs for consultants and related contract research, facility costs, license fees and depreciation. We charge all research and development expenses to operations as they are incurred. From our inception through September 30, 2005, we incurred costs of approximately $131.2 million associated with the research and development of Canvaxin, representing over 91% of our total research and development expenses.

Under our collaboration agreement with Serono, we were entitled to receive up to $230.0 million in potential milestone payments upon the achievement of certain development, regulatory and sales based objectives related to Canvaxin. As a result of the discontinuation of all further development and manufacturing activities with respect to Canvaxin, we do not anticipate receiving any of these milestone payments, but we will continue to share equally with Serono certain costs associated with the discontinuation of the Canvaxin development program and manufacturing operations, as contemplated under the collaboration agreement. Serono may terminate the collaboration agreement for convenience upon 180 days prior notice. Either party may terminate the agreement for the material breach or bankruptcy of the other party. In the event of a termination of the agreement, rights to Canvaxin will revert to us.

Following the discontinuation of all further Canvaxin development and manufacturing activities, our research and development activities will primarily be focused on the development of product candidates based on our proprietary anti-angiogenesis technology.

We are unable to estimate with any certainty the costs we will incur in the continued development of our other product candidates. However, we expect our research and development costs associated with these product candidates to increase as we continue to develop new indications and move these product candidates through preclinical and clinical trials.

Clinical development timelines, likelihood of success and total costs vary widely. We anticipate that we will make determinations as to which research and development projects to pursue and how much funding to direct to each project on an on-going basis in response to the scientific and clinical success of each product candidate.

The costs and timing for developing and obtaining regulatory approvals of our product candidates vary significantly for each product candidate and are difficult to estimate. The expenditure of substantial resources will be required for the lengthy process of clinical development and obtaining regulatory approvals as well as to comply with applicable regulations. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could cause our research and development expenditures to increase and, in turn, have a material adverse effect on our results of operations.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of the consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. We review our estimates on an on-going basis, including those related to revenue recognition and the valuation of goodwill, intangibles and other long-lived assets. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the bases for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. Our accounting policies are described in more detail in Note 1 to our audited consolidated financial statements included elsewhere in this Form S-4. We have identified the following as the most critical accounting policies and estimates used in the preparation of our consolidated financial statements.

  Revenue Recognition

We recognize revenue in accordance with the provisions of Securities and Exchange Commission Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition in Financial Statements, and Emerging Issues Task Force, or EITF, Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. Accordingly, revenue is recognized once all of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured. Any amounts received prior to satisfying these revenue recognition criteria are recorded as deferred revenue in our consolidated balance sheets.

Collaborative research and development revenues, representing the portion of our pre-commercialization expenses incurred under collaboration agreements that are shared with our partners, are recognized as revenue in the period in which the related expenses are incurred, assuming that collectibility is reasonably assured and the amount is reasonably estimable.

Nonrefundable up-front license fees where we have continuing involvement in research and development and/or other performance obligations are initially deferred and recognized as license fee revenue over the estimated period until completion of our performance obligations.

Our estimates of the period over which we recognize revenue are based on the contractual terms of the underlying arrangement, the level of effort required for us to fulfill our obligations and the anticipated timing of the fulfillment of our obligations. As our product candidates move through the clinical development and regulatory approval process, our estimates of the period over which we recognize revenue from nonrefundable up-front license fees and milestone payments, if any, may change. The effect of changes in our estimates of the revenue recognition period will be recognized prospectively over the remaining estimated period. We regularly review our estimates of the period over which we have ongoing performance obligations.

  Goodwill

In accordance with Statement of Financial Accounting Standards, or SFAS No. 142, Goodwill and Other Intangible Assets, we do not amortize goodwill. Instead, we review goodwill for impairment at least annually and whenever events or changes in circumstances indicate a reduction in the fair value of the reporting unit to which the goodwill has been assigned. Conditions that would necessitate a goodwill impairment assessment include a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, or the presence of other indicators that would indicate a reduction in the fair value of the reporting unit to which the goodwill has been assigned. SFAS No. 142 prescribes a two-step process for impairment testing of goodwill. The first step of the impairment test is used to identify potential impairment by comparing the fair value of the reporting unit to which the goodwill has been assigned to its carrying amount, including the goodwill. Such a valuation requires significant estimates and assumptions including but not limited to: determining the timing and expected costs to complete in-process projects, projecting regulatory approvals, estimating future cash inflows from product sales and other sources, and developing appropriate discount rates and probability rates by project. If the carrying value of the reporting unit exceeds the fair value, the second step of the impairment test is performed in order to measure the impairment loss.

Our goodwill had a carrying value of $5.4 million at September 30, 2005 and December 31, 2004 and resulted from our acquisition of Cell-Matrix, Inc. in January 2002. We have assigned the goodwill to our Cell-Matrix reporting unit. In the fourth quarter of 2004, we performed our annual goodwill impairment test for fiscal year 2004 in accordance with SFAS No. 142 and determined that the carrying amount of goodwill was recoverable. In determining the fair value of the Cell-Matrix reporting unit, we considered internal risk-adjusted cash flow projections which utilize several key assumptions, including estimated timing and costs to complete development of the anti-angiogenesis technology and estimated future cash inflows from anticipated future collaborations and projected product sales. Additionally, we reviewed the implied market capitalization of the Cell-Matrix reporting unit, based on the number of shares issued by us in the acquisition, and third party revenue projections for other products and product candidates utilizing similar technology. Our analysis of the fair value of the Cell-Matrix reporting unit assumes the timely and successful completion of development of the anti-angiogenesis technology. The major risks and uncertainties associated with the timely and successful completion of development of the anti-angiogenesis technology include the risk that we will not be able to confirm the safety and efficacy of the technology with data from clinical trials and the risk that we will not be able to obtain necessary regulatory approvals. No assurance can be given that the underlying assumptions used to forecast the cash flows or the timely and successful completion of development will materialize as estimated. We cannot assure you that our future reviews of goodwill impairment will not result in a material charge.

  Impairment of Long-Lived Assets and Restructuring Costs

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets to be held and used, including property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the market price of an asset or asset group, a significant adverse change in the extent or manner in which an asset or asset group is being used, a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset or asset group, or the presence of other indicators that would indicate that the carrying amount of an asset or asset group is not recoverable. Determination of recoverability is based on the undiscounted future cash flows resulting from the use of the asset or asset group and its eventual disposition. The determination of the undiscounted cash flows requires significant estimates and assumptions including but not limited to: determining the timing and expected costs to complete in-process projects, projecting regulatory approvals and estimating future cash inflows from product sales and other sources. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the asset or asset group, the carrying amount of the asset is written down to its estimated fair value.

As a result of the discontinuation of all further Canvaxin development and manufacturing activities, we performed a recoverability test of the long-lived assets included in our Canvaxin asset group in accordance with SFAS No. 144. The recoverability test was based on the estimated undiscounted future cash flows expected to result from the disposition of the Canvaxin asset group, including the estimated future cash inflows from anticipated sales and returns of assets and the estimated asset disposition costs. Based on the recoverability analysis performed, management does not believe that the estimated undiscounted future cash flows expected to result from the disposition of the Canvaxin asset group are sufficient to recover the carrying value of these assets. Accordingly, we recorded a non-cash charge for the impairment of long-lived assets of $22.8 million in the third quarter of 2005 to write-down the carrying value of the Canvaxin asset group to its estimated fair value. No assurance can be given that the underlying assumptions used to estimate the fair value of the assets will materialize as estimated. Differences between our estimate of the fair value of the assets and the actual cash flows and asset dispositions may result in an adjustment to the impairment charge. We cannot assure you that our future reviews of the impairment of our assets will not result in additional charges.

The restructuring plan approved by our Board of Directors in October 2005 reduced our workforce from 183 to approximately 50 employees at December 31, 2005. In connection with this workforce reduction, we incurred approximately $3.8 million of severance and related costs, the substantial majority of which were cash expenditures that were paid in the fourth quarter of 2005. We anticipate that we will incur additional costs as a result of the restructuring plan, including costs associated with the closure of our manufacturing facilities and contract terminations. At this time, we are unable to reasonably estimate the expected amount of additional costs that will result from the restructuring plan or the timing of the related cash expenditures, although the additional restructuring costs may have a significant impact on our results of operations. The timing and amounts of these restructuring costs will be based on, among other things, the anticipated exit strategy for our facilities and the estimated termination dates of our employees, facility leases and other contracts. No assurance can be given that the underlying assumptions used to estimate the amounts of these restructuring costs will materialize as estimated. Differences between our estimates and the actual timing and amounts paid for employee, lease and contract terminations may result in additional restructuring costs.

Results of Operations

  Comparison of the three and nine months ended September 30, 2005 and 2004

Revenues.  Total revenues were $26.0 million and $38.9 million for the three and nine months ended September 30, 2005, respectively, compared to no revenues for the comparable periods in 2004. Revenues for the three and nine months ended September 30, 2005 consisted of $21.2 million and $24.7 million, respectively, of license fee revenues and $4.8 million and $14.2 million, respectively, of collaborative research and development revenues from our collaboration agreement with Serono. License fee revenues represent the portion of the $25.0 million up-front license fee received from Serono in January 2005 recognized as revenue. As a result of the discontinuation of Canvaxin development and manufacturing activities, we have no further substantive performance obligations to Serono under the collaboration agreement related to the ongoing development and commercialization of Canvaxin. Accordingly, we recognized the remaining deferred up-front license fee of $19.7 million as revenue in the third quarter of 2005. Collaborative research and development revenues represent Serono’s 50% share of our Canvaxin pre-commercialization expenses under the agreement.

Research and Development Expenses.  Research and development expenses were $10.6 million and $31.2 million for the three and nine months ended September 30, 2005, respectively, compared to $12.4 million and $31.6 million for the comparable periods in 2004. The decrease in research and development expenses for the three and nine months ended September 30, 2005 was due to decreased clinical trial expenses due to the discontinuation of the Phase 3 clinical trial of Canvaxin in patients with Stage IV melanoma in April 2005 and the completion of patient enrollment in our Phase 3 clinical trial of Canvaxin in patients with Stage III melanoma in the second half of 2004 and $2.6 million of technology access and transfer fees under our agreements with CIMAB, S.A. and YM BioSciences, Inc., which were recognized as research and development expenses in the third quarter of 2004. Also included in research and development expenses for the nine months ended September 30, 2004 were one-time payments totaling $0.8 million made under our sublicense agreement with SemaCo, Inc. The decrease in research and development expenses was offset by increased production of Canvaxin for use in our Phase 3 clinical trial, manufacturing process validation expenses associated with the expansion of the production capacity of our biologics manufacturing facility, facilities expenses associated with our warehouse and laboratory facility leased in August 2004, contract manufacturing and laboratory services expenses associated with our leading humanized, anti-angiogenic monoclonal antibody and our 50% share of Canvaxin pre-commercialization expenses incurred by Serono under the collaboration agreement.

Non-cash employee stock-based compensation of $0.2 million and $0.6 million for the three and nine months ended September 30, 2005, respectively, compared to $0.1 million and $0.4 million for the comparable periods in 2004, was excluded from research and development expenses and reported under a separate caption.

General and Administrative Expenses.  General and administrative expenses were $2.7 million and $8.9 million for the three and nine months ended September 30, 2005, respectively, compared to $3.0 million and $8.4 million for comparable periods in 2004. The decrease in general and administrative expenses for the three months ended September 30, 2005 was primarily due to decreased personnel expenses and decreased expenses associated with marketing activities, offset by our 50% share of Canvaxin pre-commercialization expenses incurred by Serono under the collaboration agreement. The increase in general and administrative expenses for the nine months ended September 30, 2005 was primarily due to increased expenses associated with marketing activities, increased fees associated with financial statement, income tax and internal control compliance and our 50% share of Canvaxin pre-commercialization expenses incurred by Serono under the collaboration agreement, offset by decreased outside legal fees.

Non-cash employee stock-based compensation of $0.1 million and $0.3 million for the three and nine months ended September 30, 2005, respectively, compared to $0.3 million and $1.1 million for the comparable periods in 2004, was excluded from general and administrative expenses and reported under a separate caption.

Amortization of Employee Stock-based Compensation.  Employee stock-based compensation results from stock options granted to our employees and directors prior to our initial public offering with exercise prices that were deemed to be below the estimated fair value of the underlying common stock on the option grant date as well as stock awards with performance-based vesting provisions granted to employees in 2005. We recorded the spread between the exercise price of the stock option or purchase price of the restricted stock and the fair value of the underlying common stock as deferred employee stock-based compensation. We amortize the deferred employee stock-based compensation as a non-cash charge to operations on an accelerated basis over the vesting period of the award. Amortization of deferred employee stock-based compensation was $0.3 million and $0.9 million for the three and nine months ended September 30, 2005, respectively, compared to $0.4 million and $1.5 million for the comparable periods in 2004.

Impairment of Long-lived Assets.  As a result of the discontinuation of all further Canvaxin development and manufacturing activities, we recorded a non-cash charge for the impairment of long-lived assets of $22.8 million in the third quarter of 2005 to write-down the carrying value of the Canvaxin asset group to its estimated fair value in accordance with SFAS No. 144.

Interest Income, Net.  Interest income, net was $0.4 million and $1.2 million for the three and nine months ended September 30, 2005, respectively, compared to $0.1 million and $0.3 million for the comparable periods in 2004. The increase was primarily attributable to an increase in interest income due to higher rates of interest on invested balances in 2005.

  Comparison of the Years Ended December 31, 2004 and 2003

The following compare actual results for the applicable periods and do not reflect any pro forma adjustments for our acquisition of Cell-Matrix in January 2002.

Revenues.  Total revenues were $1.5 million for the year ended December 31, 2004, compared to no revenues for the year ended December 31, 2003. Revenues for the year ended December 31, 2004 consist of $0.3 million of license fee revenues and $1.2 million of collaborative agreement revenues from our agreement with Serono. The $25.0 million up-front license fee received from Serono is being recognized as license fee revenue on a straight-line basis over approximately 3.3 years, which primarily represents the estimated period until regulatory approval and commercialization of Canvaxin in patients with Stage IV melanoma in the United States. Collaborative agreement revenues represent Serono’s share of Canvaxin pre-commercialization expenses under the agreement, which were incurred by us after the effective date of the collaboration agreement.

Research and Development Expenses.  Research and development expenses were $43.1 million for the year ended December 31, 2004, compared to $27.7 million for the year ended December 31, 2003. The $15.4 million increase in research and development expenses primarily reflects additional investment in personnel in the manufacturing, quality and research and development departments, increased clinical trial expenses associated with increased patient enrollment in our Phase 3 clinical trials of our lead product candidate, Canvaxin, including costs associated with the production of Canvaxin for use in these clinical trials, $4.3 million of technology access and transfer fees under our agreements with CIMAB and YM BioSciences, which were recognized as research and development expenses in 2004, and payments totaling $1.3 million made under our sublicense agreement with SemaCo, Inc., which were recognized as research and development expenses.

Non-cash employee stock-based compensation of $0.5 million and $0.8 million for the years ended December 31, 2004 and 2003, respectively, was excluded from research and development expenses and reported under a separate caption.

General and Administrative Expenses.  General and administrative expenses were $12.3 million for the year ended December 31, 2004, compared to $6.8 million for the year ended December 31, 2003. The $5.5 million increase in general and administrative expenses primarily reflects additional investment in personnel in the finance and marketing and business development departments, increased directors and officers insurance premiums and other expenses associated with our becoming a publicly-traded company, increased legal fees and other expenses related to business development activities and increased expenses associated with marketing activities.

Non-cash employee stock-based compensation of $1.3 million and $1.8 million for the years ended December 31, 2004 and 2003, respectively, was excluded from general and administrative expenses and reported under a separate caption.

Amortization of Employee Stock-based Compensation.  During the initial public offering process, we re-evaluated the historical estimated fair value of our common stock considering the anticipated initial public offering price. As a result, the exercise price of certain stock options that were previously granted to our employees and directors was deemed to be below the revised estimated fair value of the underlying common stock on the option grant date. We recorded this spread between the exercise price and the revised estimated fair value as deferred employee stock-based compensation. We amortize the deferred employee stock-based compensation as a non-cash charge to operations on an accelerated basis over the vesting period of the options. Amortization of deferred employee stock-based compensation was $1.9 million and $2.6 million for the years ended December 31, 2004 and 2003, respectively.

Interest Income.  Interest income for the year ended December 31, 2004 was $0.9 million, compared to $0.6 million for the year ended December 31, 2003. The $0.3 million increase in interest income was primarily due to higher average invested balances in 2004 resulting from the proceeds from the sale of our Series C preferred stock and our initial public offering of common stock in the second half of 2003.

Interest Expense.  Interest expense for the year ended December 31, 2004 was $0.8 million, compared to $0.9 million for the year ended December 31, 2003. The $0.1 million decrease was primarily due to lower long-term debt balances in 2004 due to the full repayment in January 2004 of the notes payable that were assumed in the January 2002 acquisition of Cell-Matrix, offset by the interest expense associated with the prepayment in full of certain equipment and tenant improvement loans in December 2004.

  Comparison of the Years Ended December 31, 2003 and 2002

Research and Development Expenses.  Research and development expenses were $27.7 million for the year ended December 31, 2003, compared to $24.5 million for the year ended December 31, 2002. The $3.2 million increase in research and development expenses primarily reflects additional investment in personnel in the clinical affairs, manufacturing, quality and research and development departments, higher manufacturing expenses for our lead product candidate, Canvaxin, due to the resumption of patient enrollment in our Phase 3 clinical trials and the full year effect of an increase in facility expenses due to the need for a larger facility to support our growth and the expansion of our research, analytical and clinical development capabilities.

Non-cash employee stock-based compensation of $0.8 million and $0.4 million for the years ended December 31, 2003 and 2002, respectively, was excluded from research and development expenses and reported under a separate caption.

General and Administrative Expenses.  General and administrative expenses were $6.8 million for the year ended December 31, 2003 compared to $6.5 million for the year ended December 31, 2002. The $0.3 million increase in general and administrative expenses was primarily due to a general increase in compensation costs.

Non-cash employee stock-based compensation of $1.8 million and $1.0 million for the years ended December 31, 2003 and 2002, respectively, was excluded from general and administrative expenses and reported under a separate caption.

Amortization of Employee Stock-based Compensation.  During the initial public offering process, we re-evaluated the historical estimated fair value of our common stock considering the anticipated initial public offering price. As a result, the exercise price of certain stock options that were previously granted to our employees and directors was deemed to be below the revised estimated fair value of the underlying common stock on the option grant date. We recorded this spread between the exercise price and the revised estimated fair value as deferred employee stock-based compensation. We amortize the deferred employee stock-based compensation as a non-cash charge to operations on an accelerated basis over the vesting period of the options. For the years ended December 31, 2003 and 2002, amortization of deferred employee stock-based compensation totaled $2.6 million and $1.4 million, respectively.

Purchased In-Process Research and Development.  In January 2002, we completed the acquisition of Cell-Matrix, Inc. in a transaction accounted for as a purchase. Upon completion of the acquisition, we recognized a $2.8 million charge for the write-off of the fair value of the acquired in-process research and development. The amount of the charge represents the estimated fair value of acquired in-process research and development programs that had not reached technological feasibility and had no alternative future use. The principal technology acquired related to anti-angiogenic monoclonal antibodies and peptides that were in preclinical research and development. The fair value of the in-process research and development technology was based on a cost approach that attempts to estimate the cost of replicating the technology, including outside contracted services, the level of full-time employees and lab supplies that would be required in the development effort, net of tax. As of December 31, 2004, due to the inherent uncertainty and lengthy development life of the underlying monoclonal antibodies, we cannot estimate with any certainty the costs that will be incurred, or the anticipated completion dates, in the continued development of these monoclonal antibodies.

Interest Income.  Interest income for the year ended December 31, 2003 was $0.6 million, compared to $0.7 million for the year ended December 31, 2002. The $0.1 million decrease in interest income was primarily due to lower prevailing interest rates during 2003, partially offset by higher average invested balances in 2003 due to the proceeds from the sale of our Series C preferred stock and our initial public offering of common stock in the second half of 2003.

Interest Expense.  Interest expense for the year ended December 31, 2003 was $0.9 million, compared to $0.6 million for the year ended December 31, 2002. The $0.3 million increase in interest expense was primarily due to higher debt balances in 2003 related to the financing of equipment and leasehold improvements in the second half of 2002.

Liquidity and Capital Resources

As of September 30, 2005, we had $60.3 million in cash, cash equivalents and securities available-for-sale as compared to $65.1 million as of December 31, 2004. This decrease was primarily due to the use of cash to fund ongoing operations and $13.7 million of purchases of property and equipment, offset by payments aggregating $35.2 million received from Serono under the collaboration agreement and $11.8 million of proceeds from long-term debt.

Net cash used in operating activities was $2.0 million during the nine months ended September 30, 2005, compared with $34.3 million during the comparable period in 2004. The increase in cash flows from operating activities was primarily due to payments aggregating $35.2 million received from Serono under the collaboration agreement, including the $25.0 million up-front license fee received from Serono in January 2005.

Net cash used in investing activities was $4.4 million during the nine months ended September 30, 2005, compared with $34.6 million during the comparable period in 2004. Significant components of cash flows from investing activities for the nine months ended September 30, 2005 included a $9.6 million net decrease in our securities available-for-sale portfolio and $13.7 million of purchases of property and equipment. Significant components of cash flows from investing activities for the nine months ended September 30, 2004 included a $32.4 million net increase in our securities available-for-sale portfolio, a $0.7 million decrease in restricted cash and $2.8 million of purchases of property and equipment.

Net cash provided by financing activities was $11.4 million during the nine months ended September 30, 2005, compared with net cash used in financing activities of $5.1 million during the comparable period in 2004. Cash flows from financing activities for the nine months ended September 30, 2005 primarily consisted of proceeds from borrowings on our $18.0 million bank credit facility. Cash flows from financing activities for the nine months ended September 30, 2004 primarily consisted of payments on long-term debt, including the full repayment in January 2004 of the notes payable that were assumed in our January 2002 acquisition of Cell-Matrix.

Our future capital uses and requirements depend on numerous forward-looking factors. These factors include but are not limited to the following:

•	our ability to rapidly and cost-effectively complete the closure activities associated with our clinical trials and development and manufacturing activities for Canvaxin, and to sublease the manufacturing, warehouse and laboratory facilities associated with Canvaxin on satisfactory terms;

•	our ability to sublease our corporate headquarters;

•	the costs involved in the research and preclinical and clinical development of D93 and our other anti-angiogenesis product candidates;

•	the costs involved in obtaining and maintaining regulatory approvals for our product candidates;

•	the scope, prioritization and number of programs we pursue;

•	the costs involved in preparing, filing, prosecuting, maintaining, enforcing and defending patent and other intellectual property claims;

•	the manufacturing costs associated with our product candidates;

•	our ability to enter into corporate collaborations and the terms and success of these collaborations;

•	our acquisition and development of new technologies and product candidates;

•	the risk of product liability claims inherent in the manufacturing, testing and marketing of therapies for treating people with cancer or other diseases; and

•	competing technological and market developments.

On October 3, 2005, we announced that our Board of Directors had approved a restructuring plan designed to realign resources in light of the decision to discontinue our Phase 3 clinical trial of Canvaxin in patients with Stage III melanoma, as well as all further development of Canvaxin and manufacturing activities at our Canvaxin manufacturing facilities. This restructuring plan reduced our workforce from 183 to 52 employees at December 31, 2005. In connection with this workforce reduction, we incurred approximately $3.8 million of severance and related costs, the substantial majority of which were cash expenditures that were paid in the fourth quarter of 2005. We anticipate that we will incur additional costs as a result of the restructuring plan, including additional employee severance costs and costs associated with the closure of our manufacturing facilities and contract terminations. We may also incur additional charges from the impairment of long-lived assets. At this time, we are unable to reasonably estimate the expected amount of additional costs that will result from the restructuring plan or the timing of the related cash expenditures, although the additional restructuring costs may have a significant impact on our results of operations.

In December 2004, we entered into an $18.0 million loan and security agreement with a financial institution. All borrowings under the credit facility must be paid in full by December 31, 2009. Borrowings under the credit facility will initially bear interest at either a fixed or variable rate at our option. The fixed interest rate is equal to the greater of the 4-year U.S. Treasury note rate plus 2.86% or 6.00%. The variable interest rate is equal to the greater of the bank’s prime rate or 4.75%. However, we have the option to fix the interest rate on any variable rate borrowings at a rate equal to the greater of the bank’s prime rate plus 1.25% or 6.00% prior to December 31, 2005. At our option, we may make interest-only payments on variable rate borrowings until January 31, 2006, at which time principal and interest payments are due in 48 equal monthly installments. Fixed rate borrowings are payable in 48 equal monthly installments of principal and interest from the date of the borrowing. As of September 30, 2005, we have borrowed the full $18.0 million available under this credit facility, of which $1.3 million was used to repay the remaining unpaid borrowings under a credit facility secured in 2002. The remaining $16.7 million was primarily used to finance certain capital expenditures associated with the expansion of our biologics manufacturing facility. The existing borrowings under this credit facility as of September 30, 2005 bear interest at the greater of the bank’s prime rate or 4.75% (6.75% at September 30, 2005) with interest-only payments due through December 31, 2005.

We have granted the bank a first priority security interest in substantially all of our assets, excluding our intellectual property. In addition to various customary affirmative and negative covenants, the loan and security agreement requires us to maintain, as of the last day of each calendar quarter, aggregate cash, cash equivalents and securities available-for-sale in an amount at least equal to the greater of (i) our quarterly cash burn multiplied by 2 or (ii) the then outstanding principal amount of the obligations under such agreement multiplied by 1.5. In the event that we breach this financial covenant, we are obligated to pledge and deliver to the bank a certificate of deposit in an amount equal to the then-outstanding borrowings under the credit facility. We were in compliance with our debt covenants as of September 30, 2005.

The loan and security agreement contains certain customary events of default, including, among other things, non-payment of principal and interest, violation of covenants, the occurrence of a material adverse change in our ability to satisfy our obligations under the loan agreement or with respect to the lender’s security interest in our assets and in the event we are involved in certain insolvency proceedings. Upon the occurrence of an event of default, the lender may be entitled to, among other things, accelerate all of our obligations and sell our assets to satisfy our obligations under the loan agreement. In addition, in an event of default, our outstanding obligations may be subject to increased rates of interest. We do not believe that the restructuring announced in October 2005 constitutes an event of default under the loan agreement, nor has the lender indicated that it views the restructuring as such. We can provide no assurance, however, that the lender will not at some time in the future seek to declare us in default of the loan as a result of the restructuring. The loan agreement also requires that the proceeds we receive from the sale or return of assets that are collateralized under the loan agreement, if any, must be used to repay our obligations under the credit facility. There can be no assurance that such proceeds, if any, will be sufficient to satisfy our obligations under the credit facility. The terms of the loan and security agreement also require that it be repaid in full upon the occurrence of a change in control event, such as the consummation of our proposed merger with Micromet AG.

To date, we have funded our operations primarily through the sale of equity securities as well as through equipment and leasehold improvement financing. Through September 30, 2005, we have received aggregate net proceeds of approximately $208.6 million from the sale of equity securities. In addition, through September 30, 2005, we have borrowed an aggregate of approximately $27.3 million under certain credit facilities primarily to finance the purchase of equipment and leasehold improvements. Our remaining obligation under these credit facilities as of September 30, 2005 consists solely of borrowings under our $18.0 million bank credit facility.

We expect that operating losses and negative cash flows from operations will continue for at least the next several years. Absent our proposed merger with Micromet AG, we believe that our existing cash, cash equivalents and securities available-for-sale as of September 30, 2005 and the remaining cost-sharing payments from Serono associated with the costs of the discontinuation of the Canvaxin development program and manufacturing operations will be sufficient to meet our projected operating requirements until September 30, 2007.

We will need to raise additional funds to meet future working capital and capital expenditure needs. We have filed an S-3 shelf registration statement, declared effective by the Securities and Exchange Commission on

December 9, 2004, under which we may raise up to $80 million through the sale of our common stock. We may also raise additional funds through additional debt financing or through additional strategic collaboration agreements. We do not know whether additional financing will be available when needed, or whether it will be available on favorable terms, or at all. If we were to raise additional funds through the issuance of common stock under our S-3 shelf registration statement or otherwise, substantial dilution to our existing stockholders would likely result. If we were to raise additional funds through additional debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict our ability to operate our business. Having insufficient funds may require us to delay, scale back or eliminate some or all of our research or development programs or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. Failure to obtain adequate financing may adversely affect our ability to operate as a going concern.

Contractual Obligations

The following summarizes our long-term contractual obligations as of December 31, 2004 (in thousands):

		Payments Due by Period
		Less than	1 to 3	4 to 5	After 5
Contractual Obligations	Total	1 Year	Years	Years	Years

Operating leases	$21,140	$2,697	$5,601	$5,989	$6,853
Contractual payments under licensing and research and development agreements	4,600	2,980	1,110	110	400
Equipment and tenant improvement loans	6,630	400	2,952	3,278	—
Installment obligation due to JWCI	250	125	125	—	—

	$32,620	$6,202	$9,788	$9,377	$7,253

We have entered into three irrevocable standby letters of credit in connection with the operating leases for our three primary facilities. The amount of the letter of credit related to the operating lease for our corporate headquarters and research and development facility is $0.4 million, varying up to a maximum of $1.9 million based on our cash position. The amount of the letter of credit related to the operating lease for our manufacturing facility is $0.6 million, decreasing through the end of the lease term. The amount of the letter of credit related to the operating lease for our warehouse, laboratory and office facility is $0.3 million. At December 31, 2004 and 2003, the amounts of the letters of credit totaled $1.3 million and $2.0 million, respectively. To secure the letters of credit, we pledged twelve-month certificates of deposit for similar amounts as of December 31, 2004 and 2003 which have been classified as restricted cash in our consolidated balance sheets.

We have entered into licensing and research and development agreements with various universities, research organizations and other third parties under which we have received licenses to certain intellectual property, scientific know-how and technology. In consideration for the licenses received, we are required to pay license and research support fees, milestone payments upon the achievement of certain success-based objectives and/or royalties on future sales of commercialized products, if any. We may also be required to pay minimum annual royalties and the costs associated with the prosecution and maintenance of the patents covering the licensed technology. If all potential product candidates under these agreements were successfully developed and commercialized, the aggregate amount of milestone payments we would be required to pay is at least $56 million over the terms of the related agreements as well as royalties on net sales of each commercialized product.

Related Party Transactions

For a description of our related party transactions, see Note 4 to our audited consolidated financial statements as of and for each of the years in the three-year period ended December 31, 2004 included elsewhere in this proxy statement/prospectus.

Off-Balance Sheet Arrangements

Through December 31, 2004, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships. We do not have relationships or transactions with persons or entities that derive benefits from their non-independent relationship with us or our related parties other than what is disclosed in Note 4 to our audited consolidated financial statements as of and for each of the years in the three-year period ended December 31, 2004 included elsewhere in this proxy statement/prospectus.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123R. SFAS No. 123R requires that employee stock-based compensation is measured based on its fair-value on the grant date and is treated as an expense that is reflected in the financial statements over the related service period. SFAS No. 123R applies to all employee equity awards granted after adoption and to the unvested portion of equity awards outstanding as of adoption. In April 2005, the Securities and Exchange Commission adopted an amendment to Rule 4-01(a) of Regulation S-X that delays the implementation of SFAS No. 123R until the first interim or annual period of the registrant’s first fiscal year beginning on or after June 15, 2005. As a result, we currently anticipate adopting SFAS No. 123R using the modified-prospective method effective January 1, 2006. While we are currently evaluating the impact on our consolidated financial statements of the adoption of SFAS No. 123R, we anticipate that our adoption of SFAS No. 123R will have a significant impact on our results of operations for 2006 and future periods although our overall financial position will not be effected.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our financial instruments consisted principally of cash, cash equivalents and securities available-for-sale. These financial instruments, principally comprised of corporate obligations and U.S. government obligations, are subject to interest rate risk and will decline in value if interest rates increase. Because of the relatively short maturities of our investments, we do not expect interest rate fluctuations to materially affect the aggregate value of our financial instruments. We have not used derivative financial instruments in our investment portfolio. Additionally, we do not invest in foreign currencies or other foreign investments.

Borrowings under our $18.0 million bank credit facility will initially bear interest at either a fixed or variable rate at our election. The fixed interest rate is equal to the greater of the 4-year U.S. Treasury note rate plus 2.86% or 6.00%. The variable interest rate is equal to the greater of the bank’s prime rate or 4.75%. However, we have the option to fix the interest rate on any variable rate borrowings at a rate equal to the greater of the bank’s prime rate plus 1.25% or 6.00% prior to December 31, 2005. Our remaining debt bears interest at fixed rates. Therefore, we do not have significant market risk exposure with respect to our debt obligations.

INFORMATION REGARDING MICROMET’S BUSINESS

Overview

We are a biotechnology company focused on the research, and development of novel biological products for the treatment and control of cancer, and inflammatory and autoimmune diseases. We were founded in 1993 as spin-off from the Institute for Immunology at Munich University. As of January 2006, our product pipeline consists of two clinical product candidates, adecatumumab (MT201) and MT103, and five preclinical product candidates, MT110, MT203, MT204, BITEtm-I and BITEtm-II. We also have a strong proprietary technology platform for the development of additional antibody-based product candidates.

Adecatumumab (MT201) is a recombinant human monoclonal antibody that we currently are evaluating in one Phase 2 clinical trial in patients with metastatic breast cancer and in one Phase 2 clinical trial in patients with prostate cancer. In addition, we are testing a combination of adecatumumab (MT201) with taxotere in a Phase 1 clinical trial for the treatment of patients with metastatic breast cancer. Adecatumumab (MT201) targets the epithelial cell adhesion molecule, or Ep-CAM, which is over-expressed on most types of solid tumors, including prostate, breast, colon, gastric, ovarian, pancreatic and lung cancer.

MT103, a product candidate in Phase 1 clinical development, is the first member of a new class of therapeutic bispecific single-chain antibodies, called BiTEtm molecules, aimed at using the most efficient immune effector cells — cytotoxic T cells — to repeatedly eliminate tumor cells. MT103 binds to CD19, a cell surface antigen found on normal and malignant B cells, and to the CD3 complex found on all T cells. Similar to monoclonal antibodies, MT103 must be maintained in the body at a certain concentration for several weeks to be effective. Due to its relatively short half-life in the body, we are currently administering MT103 in our clinical trials over a period of 4-8 weeks using portable intravenous infusion pumps.

MT110 is a BiTEtm molecule that combines binding specificities for Ep-CAM and for the CD3 complex and that may be useful for the treatment of various solid tumors. We are currently conducting preclinical development activities for MT110 and expect to initiate a Phase 1 clinical trial in 2007.

MT203 is a human antibody that neutralizes granulocyte/macrophage colony stimulating factor, or GM-CSF, a cytokine controlling innate immunity aberrantly expressed in numerous human pro-inflammatory diseases. MT203 has the potential to treat a wide variety of acute and chronic inflammatory diseases including rheumatoid arthritis, asthma, psoriasis and multiple sclerosis.

MT204 is a humanized antibody that neutralizes interleukin-2, or IL-2, a cytokine that controls activation of T cells and natural killer cells. MT204 is at an early stage of pre-clinical development.

BITEtm-I and BITEtm-II are BITEtm molecules that are being developed with MedImmune, Inc.

Our goal is to commercialize products for the treatment of cancer and inflammatory and autoimmune diseases that have significant unmet medical needs. We believe that our novel technologies, product candidates and product development expertise in these fields will continue to enable us to identify and develop promising new product opportunities for these critical markets.

Industry Background

The World Health Organization estimated that more than 10 million people were diagnosed with cancer worldwide in the year 2000 and that this number will increase to 15 million by 2020. In addition, the World Health Organization estimated that 6 million people died from the disease in 2000. The American Cancer Society estimated that over 1.3 million people in the United States were diagnosed with cancer in 2005 and over 500,000 people died from the disease. One in every four deaths in the United States is due to cancer. Cancer is the second leading cause of death in the United States, and has become the leading cause of death in people over age 85.

The increasing number of people diagnosed with cancer and the approval of new cancer treatments are factors that are expected to continue to fuel the growth of the world-wide cancer market. The U.S. National Health Information Business Intelligence Reports states that, on a world-wide basis, the revenues for cancer drugs are expected to grow from $35.5 billion in 2003 to $53.1 billion in 2009.

Immunotherapy for the Treatment of Cancer

The body’s immune system is a natural defense mechanism tasked with recognizing and combating cancer cells, viruses, bacteria and other disease-causing factors. This defense is carried out by the white blood cells of the immune system and through a set of cytolytic enzymes that assemble on specific antibodies bound to the cell surface of target cells. Specific types of white blood cells, known as T and B cells, are responsible for carrying out two types of immune responses in the body, the cell-mediated immune response, and the humoral or antibody-based immune response, respectively.

Cancer cells produce molecules known as tumor-associated antigens, which are present in normal cells but are over-produced or modified in cancer cells. The T and B cells have receptors on their surfaces that enable them to recognize the tumor-associated antigens. For instance, once a B cell recognizes a tumor-associated antigen, it triggers the production of diffusible antibodies that reach and kill the tumor cells. T cells play more diverse roles, including the identification and destruction of tumor cells by direct cell-to-cell contact.

While cancer cells naturally trigger a T-cell-based immune response during the initial appearance of the disease, the immune system response may not be sufficiently robust to eradicate the cancer. The human body has developed numerous immune suppression mechanisms to prevent the immune system from destroying the body’s normal tissues. Cancer cells have been shown to utilize these mechanisms to suppress the body’s natural immune response against cancer cells. Even with an activated immune system, the number and size of tumors can overwhelm the immune system.

Our product candidates are designed to enhance the patient’s immune response to tumor cells through the use of either specific recombinant antibodies for the eradication of cancer cells, such as adecatumumab (MT201), or BiTEtm molecules, which mark cancer cells for elimination by the patient’s T cells.

Breast Cancer

Overview

Breast cancer is the second most common cancer in women and the second most common cause of malignancy-related death worldwide. Although the incidence of breast cancer is rising in many developed countries, primarily because of the growing number of elderly women, more women are surviving the disease and those who are not cured are living longer. These achievements result from improved screening methods allowing earlier diagnosis, targeted surgery, post-surgical use of adjuvant treatments, and the use of successive hormonal and cytotoxic treatments for patients with metastatic disease.

Current Therapies for Breast Cancer

Although there is a consensus with regards to the approach to the diagnosis and treatment of patients with breast cancer, medical practice varies most in the treatment of low risk, early-stage patients. As a consequence of wide-spread mammography screening, more than 80% of all invasive breast tumors are diagnosed in stage I or II. In these stages, the primary treatment is surgery, often combined with radiation. The additional treatment regime is dependent on several factors, including whether the cancer has infiltrated the patient’s lymph nodes. More aggressive therapy, often including first line chemotherapy, is used to treat patients with a high risk of relapse or who have lymph node metastases.

Research has determined that the over-expression of the HER-2 gene contributes to the uncontrolled growth of tumor cells. It is estimated that approximately one in five patients with metastatic breast cancer is HER-2 positive, and that these patients are likely to have a more aggressive form of cancer. As a result, patients with breast cancer are routinely tested for over-expression of HER-2, and those who test positive are typically offered treatment with Genentech, Inc.’s monoclonal antibody, Herceptin®, or trastuzumab.

Patients diagnosed with stage III breast cancer often receive pre-operative chemotherapy to reduce tumor size, followed by surgery and radiotherapy. After surgery, patients undergo adjuvant chemotherapy to decrease the risk of a recurrence.

Treatment for patients with metastatic, or stage IV, breast cancer is generally intended to prolong life and improve quality of life. Within this group, prognosis and therapy depend on the presence of hormone receptors for estrogen and progesterone (ER+/PR+). Patients with a positive hormone receptor status normally receive hormone therapy or aromatase inhibitors. They have a lower risk of progression than patients lacking hormone receptors on their tumor. Depending on the velocity of progression, they either undergo second and third line hormone therapy or they switch to chemotherapy. Patients with a higher risk of progression or hormone receptor negative status (ER-/PR-) will typically receive chemotherapy. Radiation therapy may be warranted in specific cases with symptomatic metastases. Herceptin® has been licensed since 1998 in the U.S. and since 2000 in the EU for the treatment of patients with HER-2 positive metastatic breast cancer either in combination with paclitaxel after anthracyclin pre-treatment, or as monotherapy in patients with second or third-line metastatic breast cancer.

Unmet Medical Needs

Despite recent advances, current breast cancer treatments do not adequately address patients’ needs. In particular, the following therapies are still needed:

•	More effective therapies for patients with stage IV disease, whose cancer has metastasized to another area of the body;

•	Less toxic, more convenient secondary therapies to reduce the risk of a relapse; and

•	Therapies that increase the overall survival of patients with stage II/III disease.

Our Approach

We believe that, if approved, our product candidate adecatumumab (MT201), which is a recombinant human monoclonal antibody that targets Ep-CAM, may offer a unique approach in treating patients with metastatic breast cancer. Over-expression of Ep-CAM has been shown to reduce the time and rate of survival of patients with node-positive breast cancer with a high level of statistical significance (p<0.0001), and has also been shown to promote the proliferation, migration and invasiveness of breast cancer cells. A high level of Ep-CAM expression has been found in approximately 42% of patients with primary breast cancer. These patients may be likely to respond to treatment with adecatumumab (MT201). By elimination of tumor cells overexpressing Ep-CAM, treatment with adecatumumab (MT201) as monotherapy may result in an increased time to disease progression, and if added to standard chemotherapy, such as taxanes, in increased response rates and/or time to progression.

Prostate Cancer

Prostate cancer is the second most frequent cancer among men, with approximately 350,000 new cases diagnosed in 2003 worldwide. Established therapies include surgery, hormonal treatment and chemotherapy. Still, approximately 70,000 men worldwide die every year due to prostate cancer, indicating that there remains a large unmet medical need for effective treatment.

In general, prostate cancer first appears as a small, well-differentiated lesion, which doubles in size every two to four years. If the tumor has a size of 4-5 cm upon diagnosis, it most likely has spread to other areas in the body. As with most other solid tumors, prostate cancer is classified by stages and is divided into four main categories, as follows:

Table 1:  Stages of Prostate Cancer

Stage	Description

I	Very small tumor, no infiltration of lymph nodes, no metastases
II	Small tumor, no infiltration of lymph nodes, no metastases
III	Locally advanced tumor
IV	Locally advanced tumor; infiltration of lymph nodes and/or distant metastases

Early patient classification is based on tumor localization and disease progression. Stage I and II comprise patients with tumors confined to the prostate gland. Patients with Stage III disease have locally advanced cancer, with a primary tumor less restricted to the prostate and often residual tumor cells that have spread to other areas of the body.

Current Therapies for Prostate Cancer

After initial diagnosis of prostate cancer within stages I-III, patients typically undergo either radiation therapy or surgical removal of the prostate and tumor tissue. Local therapy of patients with stage I and II disease can be curative; median survival is likely to exceed five years. The relapse rate of treated patients with stage I/II disease is approximately 40%. Patients with stage III and IV prostate cancer are usually not curable; the median survival time for such patients ranges from five to seven years. Late-stage patients have three treatment options; (i) watch and wait, which applies mostly for elderly men above 70 years of age, followed by hormone treatment after symptoms appear; (ii) hormone therapy; and (iii) radiation therapy followed by hormone treatment.

While initially effective against late-stage prostate cancer, standard hormone therapy loses its effectiveness over time as the tumor becomes resistant to the treatment. After failure of first line hormone therapy, patients may receive second and third line hormone treatment or chemotherapy. Prostate cancer that no longer responds to hormone therapy is known as hormone refractory prostate cancer (HRPC). Once the patient becomes refractory to hormone treatment, chemotherapy is the last option for treatment. The median survival time for patients with HRPC is approximately one year.

The first major breakthrough for patients with HRPC has been achieved with the approval of Sanofi Aventis’ Taxotere® (or docetaxel), for this indication. This drug increased the overall survival time of patients with HRPC from 16.5 to 18.9 months. Docetaxel is the standard of care for the treatment of patients with HRPC, however, additional therapies are needed.

Unmet Medical Needs

The most significant unmet medical needs with respect to the treatment of patients with HRPC include:

•	Treatments that improve upon the standard of care for patients with HRPC; and

•	Treatments that delay the progression of or prevent HRPC.

Our Approach

Approximately 87% of prostate cancer patients overexpress Ep-CAM, the target for our adecatumumab (MT201) product candidate, to a high level on their primary tumors and on metastases. A number of studies have shown a positive correlation between the level of Ep-CAM expression and the grade, stage and rate of progression of prostate cancer. Based on the high intensity and homogeneity of Ep-CAM expression on cells of tumors, adecatumumab (MT201) may have potential for the treatment of patients with prostate cancer.

Non-Hodgkin’s Lymphoma

Non-Hodgkin’s lymphoma, or NHL, is a condition whose incidence is among the fastest growing of all cancers. A number of studies have shown Ep-CAM expression in patients with prostate cancer is independent of disease stage, grade and Gleasonscore.

Indolent NHL tumors grow slowly and are divided into several subtypes, of which follicular lymphomas are the most common. Approximately 10% of patients with indolent lymphoma are diagnosed at stage I or localized stage II, and are potentially curable with radiotherapy. Patients diagnosed with stage II, III, or IV disease are often asymptomatic and remain under periodic observation. Treatment is generally initiated when they become symptomatic or when biological evidence of increasingly active disease such as rapidly enlarging lymph nodes occurs, although studies are being conducted to evaluate the treatment of asymptomatic patients. First line treatment for patients with indolent NHL is usually chemotherapy, although recent data indicate that Genentech’s, Biogen-Idec and Roche’s Rituxan®, or rituximab, plus chemotherapy may also provide benefit. Rituxan® is a monoclonal antibody that targets CD20, an antigen widely expressed on B-cells. Patients often cycle between remission and relapse, and may survive for as long as eight to ten years following initial diagnosis. Upon relapse, patients may receive chemotherapy plus Rituxan®, Rituxan® alone, or chemotherapy. Refractory patients may receive radio-labeled monoclonal antibodies targeting CD20 (radioimmunotherapy). A transformation from indolent to aggressive lymphoma is also observed in some patients.

Aggressive NHL tumors are rapidly growing tumors and are divided into many subtypes, with diffuse, large, B-cell lymphomas comprising the largest subtype. First-line treatment for aggressive NHL is a chemotherapy regimen plus Rituxan®, and results in a cure for approximately 50% of patients treated. The overall survival of patients who do not respond to first-line therapy is limited to a few years. Young patients and those with good clinical status may benefit from bone marrow transplantation, but most are treated with combinations of chemotherapy and Rituxan® or radioimmunotherapy.

Our Approach

MT103 is a recombinant, lymphoma-directed bispecific single-chain antibody construct that targets CD19, which is highly expressed on B-cells. Preliminary preclinical and clinical data have demonstrated that MT103 may induce responses to both indolent and aggressive NHL. Micromet has selected the CD19 target for MT103 for a number of reasons. First, the CD19 marker is used in the clinic to distinguish lymphoma derived from B cells from those derived from T cells. Hence, by definition, every B cell lymphoma will be positive for CD19 expression. CD19 serves as a co-receptor of the B cell receptor and is highly specific for the B cell lineage. Second, by not binding CD20, which is the target for a number of antibody-based therapies (Rituxan®, Bexxar®, Zevalin®), it is possible to combine MT103 with anti-CD20 therapies, as there will be no competition between the therapeutic agents to bind to the same target antigen. Third, certain human B cell lymphomas express CD19 but not CD20, such as those derived from early stages of B cell development. In addition to the treatment of CD20-positive lymphomas, MT103 will provide an opportunity to treat lymphomas that lack CD20, that have a low level of CD20 expression, or that have lost CD20 expression during treatment with anti-CD20 antibody therapies, we believe that our MT103 product candidate, if approved, may offer patients additional benefit in the treatment of NHL.

Our Product Pipeline

Our current product pipeline consists of two clinical product candidates, adecatumumab (MT201) and MT103, and five preclinical product candidates, MT110, MT203, MT204, BITEtm-I and BITEtm-II. The following table summarizes the current status of our product candidates in clinical and preclinical development.

Product Candidate	Primary Indication	Collaborator	Status

Adecatumumab (MT201)	Metastatic Breast Cancer	Serono	Clinical Phase 2
Prostate Cancer
MT103	Indolent Non-Hodgkin’s Lymphoma	MedImmune	Clinical Phase 1
MT110	Advanced adenocarcinoma	—	Pre-clinical
MT203	Inflammatory diseases	—	Pre-clinical
MT204	Inflammatory diseases	—	Pre-clinical
BITEtm-I	—	MedImmune	Pre-clinical
BITEtm-II	—	MedImmune	Pre-clinical

Adecatumumab (MT201)

Our product candidate adecatumumab (MT201) is a recombinant human monoclonal antibody of the IgG1 subclass with a binding specificity to Ep-CAM. Ep-CAM is a cell surface protein that is over-expressed on most solid tumor types, including prostate, breast, colon, gastric, ovarian, pancreatic and lung cancer. Overexpression of Ep-CAM has been shown to promote the proliferation, migration and invasiveness of breast cancer cells. Moreover, highly tumorigenic human breast cancer stem cells are characterized by expression of Ep-CAM. In addition, expression of Ep-CAM has been shown to be associated with decreased survival in a number of cancer indications, including breast, gall bladder, bile duct, ovarian and ampullary pancreatic cancer.

Adecatumumab (MT201) is administered intravenously. The anticipated treatment regimen consists of intravenous application over a 60-120 minute period every 2-3 weeks, either as a monotherapy or in combination with standard chemotherapy. Adecatumumab (MT201) will bind to Ep-CAM on tumor tissue and recruit complement, natural killer cells and other immune cells to the tumor. Complement-dependent and antibody-dependent cellular cytotoxicity are believed to be the key modes of action of adecatumumab (MT201) that trigger tumor cell destruction.

As discussed further under “Collaborations” below, adecatumumab (MT201) is the subject of an exclusive worldwide collaboration with Ares Trading S.A., a wholly-owned subsidiary of Serono International, S.A., a Swiss corporation (“Serono”). We entered into the collaboration with Serono in December 2004.

Clinical Trials

The following table describes the status of the clinical trials for adecatumumab (MT201):

			Number of
Phase of Clinical Trial	Indication	Status	Subjects

Phase 2 (adecatumumab (MT201) as a single agent)	Metastatic breast cancer	Ongoing, recruitment completed	112
Phase 2 (adecatumumab (MT201) as a single agent)	Prostate cancer	Ongoing, treatment completed	84
Phase 1 (adecatumumab (MT201) + Docetaxel)	Metastatic breast cancer	Ongoing	Up to 12
Phase 1 (adecatumumab (MT201) as a single agent)	Hormone Refractory Prostate Cancer	Completed	20

Phase 2 Clinical Trial — Patients with Metastatic Breast Cancer (adecatumumab (MT201) as a Single Agent)

Adecatumumab (MT201) is currently being evaluated in an ongoing Phase 2 clinical trial in patients with metastatic breast cancer. We initiated enrollment in this clinical trial in February 2004, and completed enrollment in October 2005, with a total of 112 patients from 26 sites in five European countries. This clinical trial is a randomized, open-label, multi-center, parallel group study designed to provide preliminary information regarding the efficacy and safety of adecatumumab (MT201) when administered up to 24 weeks to patients who test positive for expression of the adecatumumab (MT201) target antigen Ep-CAM.

The patients in this clinical trial were stratified into two groups (high and low) according to their level of Ep-CAM expression. Of the 112 patients, 71 were grouped in the high Ep-CAM expression group, while 38 were in the low Ep-CAM expression group. Three patients were Ep-CAM negative. Patients in each expression group were then randomly divided into two equal dosage groups, either the low dose treatment group (2 mg/kg body weight) or the high dose treatment group (6 mg/kg body weight).

Treatment Groups	Ep-CAM Expression	MT201 Dosing

Group I	Moderate Ep-CAM Expression on Primary Tumor	2 mg/kg adecatumumab (MT201) i.v., every two weeks
Group II	Moderate Ep-CAM Expression on Primary Tumor	6 mg/kg adecatumumab (MT201) i.v., every two weeks
Group III	High Ep-CAM Expression on Primary Tumor	2 mg/kg adecatumumab (MT201) i.v., every two weeks
Group IV	High Ep-CAM Expression on Primary Tumor	6 mg/kg adecatumumab (MT201) i.v., every two weeks

The protocol calls for each patient to receive a total of up to 14 infusions of adecatumumab (MT201) over 24 weeks of therapy unless disease progression or treatment-limiting toxicity occurs. Patients with at least stable disease after 24 weeks (to be confirmed by an Independent Review Board) may continue treatment with adecatumumab (MT201) in a follow-up study.

The primary endpoint of the study evaluates the clinical benefit rate, which comprises the percentage of patients whose disease has been stabilized over 24 weeks of therapy or whose tumors have demonstrated a partial response or a complete response, each as defined using standard Response Evaluation Criteria in Solid Tumors, or RECIST. Efficacy evaluations occur every six weeks after the first administration of adecatumumab (MT201) until week 24, and then every eight weeks thereafter. These evaluations include a thoracic CT scan or chest X-rays, an abdominal CT scan or MRI, and bone scintigraphy for patients with bone metastasis. Responses are assessed using RECIST, and responses must be confirmed at a follow-up evaluation at least four weeks later.

In December 2005, our staff performed a preliminary analysis of data from the first 70 patients who were Ep-CAM positive. Of this group, 67 patients received at least one infusion, and had at least one tumor assessment after start of therapy. Tumor assessment revealed 16 cases of stable disease at week 12. Of these, at least 7 patients showed stable disease for at least 24 weeks.

While no centrally confirmed decrease in tumor size was detected at this early analysis, the overall group of 67 patients showed a statistically significant (p=0.0348) increase in median time to disease progression in those patients who received a high dose of adecatumumab (MT201) as compared to patients who received a low dose. The greatest increase in median time to disease progression was observed in patients with high Ep-CAM expression who received a high dose of adecatumumab (MT201) when compared to all other patients (p=0.0238). Disease stabilization for at least 24 weeks was shown in 7 of the 11 patients who had completed at least 24 weeks of treatment, with a number of patients still receiving treatment.

The database used to perform this preliminary analysis has not been locked or subjected to a formal data cleaning process. Additionally, the radiographs from the patients in this clinical trial will be subjected to the assessment of an independent review board, as some centralized radiology assessments differ from the radiology assessments performed at the local clinical trial sites. A final assessment of the study data will not be possible until the study is completed, all data discrepancies are resolved and the database is locked, which is currently anticipated to occur in the second half of 2006.

Phase 2 Clinical Trial — Patients with Prostate Cancer (adecatumumab (MT201) as a Single Agent)

In May 2005, we completed enrolment for this study in 84 patients at 20 sites in four European countries. The last patient received his last treatment in October 2005. This trial is a double-blind, randomized, placebo-controlled, multi-center study to investigate the efficacy and safety of two different dose regimens of adecatumumab (MT201) in patients with increasing serum PSA after radical prostatectomy for prostate cancer. The study is designed to evaluate the anti-tumor activity of adecatumumab (MT201) by delaying biochemical disease progression in patients with increasing serum PSA after radical prostatectomy for treatment of prostate cancer.

Each patient had a total of 12 visits, including one screening visit, seven visits during the treatment period, and four follow-up visits. PSA was measured at the screening visit, during treatment at day 1, 29 and 57 and during follow-up at week 13, 15, 20 and 24. Bone scintigraphy, chest X-ray and pelvic CT scanning were performed at the screening and at any time during the study in case of confirmed biological progression, if PSA was ≥ 20 ng/ml, or in case of clinical disease progression.

Preliminary results from this study indicate that the primary endpoint, PSA change at week 24, which is defined as the mean change in total serum PSA from baseline compared to placebo control, was not reached. It is difficult to assess the significance of this finding, as the high level of variability of individual PSA values at the baseline PSA reading may have unduly complicated the analysis. We are planning to schedule an expert review of the results of this clinical trial by mid-2006 in order to reach a final interpretation of the data.

Phase 1 Clinical Trial — Patients with Metastatic Breast Cancer (adecatumumab (MT201) in Combination with Docetaxel)

The ongoing Phase 1 clinical trial in patients with metastatic breast cancer is an open-label, multi-center study to investigate the safety and tolerability of intravenous infusions of a combination of increasing doses of adecatumumab (MT201) and a standard dose of Docetaxel in patients with Ep-CAM-positive relapsed or primary refractory advanced-stage breast cancer. The first patient was enrolled in this study in April 2005. We are conducting this clinical trial in four locations, two each in Germany and Austria. Results from this study are expected in 2007.

Phase 1 Clinical Trial — Patients with Hormone Refractory Prostate Cancer (adecatumumab (MT201) as a Single Agent)

In 2003, we completed a Phase 1/2 open label dose escalation clinical trial of adecatumumab (MT201) in patients with HRPC. Patients were treated with two intravenous infusions of adecatumumab (MT201) at doses up to 262 mg/m2 body surface (corresponding to approximately 6 mg/kg). No dose-limiting toxicity was reported at any of the doses investigated, and the maximum tolerated dose was not reached. Most of the adverse events were mild or moderate. Severe adverse events were reported in four patients, three of whose adverse events were considered not related to study drug. The adverse event observed in the fourth patient was a fever <39ºC (<102.2ºF) and was classified as a severe adverse event due to prolonged hospitalization of the patient resulting from the fever.

Upon repetitive administration, adecatumumab (MT201) had a serum half-life in humans of 15 days and showed linear pharmacokinetics. The highest doses of adecatumumab (MT201) induced transient and robust increases of TNF-alpha, and all antibody doses led to a transient redistribution of peripheral natural killer cells. Both of these results indicate immune cell activation by the antibody.

Twenty patients had baseline assessments and 19 had follow-up assessments of tumor lesions by CT scans. Of these, nine patients had measurable target lesions at baseline and, of these nine patients, one patient had a non-confirmed partial response, five patients had stable disease, two patients had progressive disease, and one patient was lost to follow-up.

Regulatory Pathway

In August 2001, we filed a clinical trials notification with the Paul-Ehrlich-Institute, the relevant regulatory agency in Germany, and commenced the first clinical trial of adecatumumab (MT201) in patients with HRPC in September 2001. We initiated Phase 2 clinical trials in February 2004 in patients with prostate cancer and in March 2004 in patients with metastatic breast cancer, with all the necessary regulatory approvals in the relevant European countries where the studies were conducted. In November 2004, we received approval for an IND application from the United States FDA to conduct a Phase 2 clinical trial in patients with metastatic breast cancer. If the ongoing Phase 2 clinical trials of adecatumumab (MT201) as a single-agent are successfully completed, we will evaluate the clinical program and consider conducting further exploratory and, potentially, pivotal clinical trials in the relevant indications. The pivotal clinical trials of adecatumumab (MT201) will be designed to meet the requirements for a Biologics License Application to the FDA and the corresponding application for marketing authorization to the European Medicines Agency, or EMEA.

MT103

MT103 is a recombinant, lymphoma-directed, bispecific single-chain antibody that was generated using Micromet’s BiTEtm technology. MT103 consists of four immunoglobulin variable domains assembled into a single polypeptide chain. Two of the variable domains form the binding site for CD19, a cell surface antigen expressed on most B cells and B tumor cells. The other two variable domains form the binding site for the CD3 complex on T cells. The resulting recombinant molecule is produced by fermentation with eukaryotic cells.

Mechanism of Action

BiTEtm molecules are designed to direct the body’s cytotoxic, or cell-destroying, T cells against tumor cells, and represent a new therapeutic approach to cancer therapy. MT103 has shown cytotoxic efficacy against CD19-positive lymphoma cells in preclinical tests using cell culture and mouse models at very low concentrations and at low ratios of T, or effector, cells to tumor target cells. Lymphoma-directed cytotoxicity has also been achieved in preclinical tests with unstimulated human T cells and in the absence of additional T cell stimuli.

BiTEtm molecules have been shown to induce an immunological synapse between a T cell and a tumor cell in the same manner as observed in physiological T cell attacks. These cytolytic synapses mediate the delivery of cytotoxic proteins called perforin and granzymes from T cells into tumor cells, ultimately inducing a self-destruction process in the tumor cell referred to as apoptosis, or programmed cell death. In the presence of BiTEtm molecules, T cells have been demonstrated to serially eliminate tumor cells, which explains the activity of BiTEtm molecules at very low concentrations and even at very low ratios of T cells to target cells. Through the killing process, T cells start to proliferate, which leads to an increased number of T cells at the site of attack. It is believed that this effect may have the potential to improve the function of a patient’s immune system.

As discussed further under “Collaborations” below, in June 2003, we announced an agreement to jointly develop MT103 with MedImmune, Inc. of Gaithersburg, MD.

Clinical Trials

Clinical Trial MT103 I/01-2001 (Relapsed B Cell Malignancies); Clinical Trial MT103 I/01-2002 (Relapsed Non-Hodgkin’s Lymphoma); Clinical Trial MT103 I/01-2003 (Chronic Lymphocytic Leukemia)

From 2002 to 2004, we have conducted three Phase 1 clinical trials, in which MT103 was given as repeated short-term infusions.

We initiated clinical trial MT103 I/01-2001 in January 2002 as an open-label, multi-center, inter-patient dose escalation study in which each patient was scheduled to receive six infusions of MT103 over two or four hours on study days 0, 2, 4, 14, 16 and 18. A total of 15 patients were treated in doses up to 3.0 g/m2. We terminated this trial in May 2003 due to evidence that the dose level and dosing regimen had to be refined.

In November 2002 and November 2003, we initiated intra-patient dose escalation Phase 1 trials MT103 I/01-2002 and MT103 I/01-2003 to investigate the safety profile of an intra-patient dose escalation scheme of short-term infusions. Four patients completed the MT103 treatment phase. Three patients in the twice-weekly treatment group were permanently discontinued from study treatment; two patients after the second (2 g/m2) and one patient after the third (4 g/m2) infusion of MT103, respectively. We terminated both trials in January 2004.

Although some decrease in peripheral B cell counts were occasionally seen, we could not observe objective clinical tumor responses in any of the 22 patients treated with short-term infusions of MT103. Based on initial findings on an estimated half-life of MT103 of about two hours, we concluded that this treatment regimen may not lead to sufficiently high plasma levels over time (i.e., AUC and through levels) as is required for sustained T cell activation, and that a different dosing regimen may, therefore, be needed.

Clinical Trial MT103 — 104 (Relapsed NHL)

Based on the findings made in the three Phase 1 clinical trials mentioned above, we initiated a new Phase 1 dose finding study in April 2004 designed to evaluate the safety and tolerability of a continuous intravenous infusion of MT103 over 4-8 weeks at different dose levels in patients with relapsed NHL. The study, which is set up as an open-label, multi-center, dose escalation study, is being conducted in Germany. Patients are being enrolled sequentially into five dose cohorts. A maximally tolerated dose has not yet been reached. In cohorts one to three no dose limiting toxicities were observed, and evaluation of cohort four is ongoing. Of 17 patients who have received at least 2 weeks of treatment and who have passed the first control CT scan, three patients have shown a partial tumor response at week 4, based on reference radiology assessment according to standardized Cheson-criteria for tumor response assessment of NHL. All three patients with a partial response were in cohort 4, the highest dose level reached thus far.

Side Effect Profile of MT103 as Observed in Clinical Trials

The most frequent clinical adverse events observed so far were related to the release of cytokines by the patients’ immune cells. Cytokines are small proteins that allow communication between cells of the immune system and between immune cells and other types of cells in the organism. Cytokines are typically produced by activated immune cells, e.g. T cells, and thus were expected in connection with the treatment of patients with MT103. Cytokine release was transient and reduced after multiple administrations of MT103. Clinically, the adverse events consisted of fever, rigor, fatigue, vomiting, rapid heartbeat, hypertension, headache and back pain. Most of these events were of mild or moderate severity. The most frequent laboratory abnormalities were seen in various hematological parameters, coagulation parameters, and blood chemistry, and were mostly mild to moderate in nature and clinical significance. About 80% of all clinical adverse events and laboratory abnormalities occurred on the day of the first infusion, with a decreasing incidence during the subsequent infusions. This is known as a ‘first-dose cytokine release syndrome.’

In the first three Phase 1 clinical trials of MT103, serious adverse events included infections, dyspnoea, hypersensitivity and various symptoms of the central nervous system, or CNS, including tremor, speech disorder, somnolence, disorientation, confusion, fatigue, urinary incontinence and vertigo. CNS effects led to termination of the treatment in a total of six patients in the short-term infusion trials. With one exception, all these events were fully reversible within hours to days. One patient suffered seizures and a myocardial ischemia. The patient died 49 days after last dosing due to a refractory pneumonia. The autopsy found that this patient suffered from terminal-stage, chronic lymphatic leukemia, with massive tumor cell infiltration of the lung. Based on adverse events and the lack of tumor responses in patients treated with the short-term infusion regimen, we terminated those studies, and developed a new dosing regimen — continuous infusion — designed to reduce side effects and to obtain tumor responses in NHL patients.

Based on patients in cohorts one to three, the frequency of adverse events in the ongoing continuous infusion trial was lower compared to the previous short-term infusion regimens, despite the fact that MT103 was present for 4-8 weeks in patients in the continuous infusion study while it was only present for a few hours in the patients in the short-term infusion studies. We did not observe the CNS-related side effects in cohorts one to three that were seen in the short term infusion trials, and no dose limiting toxicity was observed. One out of six patients of cohort four has shown fully reversible CNS side effects. The safety evaluation of cohort number four is ongoing.

Regulatory Pathway

MT103 is under clinical development in Europe. In addition, we and MedImmune currently anticipate filing an IND to commence clinical testing of MT103 in the United States in 2006. If the ongoing Phase 1 clinical trial of MT103 is successfully completed, we will evaluate the clinical program and consider further exploratory and, potentially, Phase 2 clinical trials in the relevant indications.

We have received orphan drug designation from the EMEA, for the use of MT103 as a treatment for mantle cell lymphoma, or MCL, and chronic lymphatic lymphoma, or CLL. Orphan drug designation is designed to encourage manufacturers to develop drugs intended for rare diseases or conditions affecting fewer than 5 in 10,000 individuals in the European Union. Orphan drug designation also qualifies the applicant for tax credits and marketing exclusivity for seven years following the date of the drug’s marketing approval by the EMEA.

MT110

MT110 is a BiTEtm molecule that combines binding specificities for Ep-CAM and for the CD3 complex on T cells. Ep-CAM is a cell surface antigen that is over-expressed by many types of solid tumors.

Mechanism of Action and Preclinical Activities

BiTEtm molecules are designed to direct the body’s cytotoxic T cells against tumor cells, and represent a new therapeutic approach to cancer therapy. MT110 has shown cytotoxic efficacy against Ep-CAM-positive tumor cells, at very low concentrations and at low ratios of T cells to tumor target cells in preclinical tests using cell culture and mouse models. Of note, MT110 and other Ep-CAM-specific BiTEtm molecules were capable of inducing durable elimination of established tumors in mouse models. Likewise, human metastatic tissue from ovarian cancer patients implanted under the skin of mice was eliminated by low doses of intravenously administered MT110. This suggested that MT110 penetrated the human tumor and re-directed human tumor-infiltrating T cells for lysis of tumor cells.

MT110 has been shown to induce an immunological synapse between a T cell and a tumor cell, in the same manner as observed in physiological T cell attacks. These cytolytic synapses mediate the delivery of cytotoxic proteins called perforin and granzymes from T cells into tumor cells, ultimately inducing apoptosis, or programmed cell death. In the presence of BiTEtm molecules, T cells have been demonstrated to serially eliminate tumor cells, which explains the activity of BiTEtm molecules even at very low ratios of T cells to target cells. Through the killing process, T cells start to proliferate which leads to an increased number of T cells at the site of attack. It is believed that this effect may have the potential to improve the function of a patient’s immune system.

Regulatory Pathway

We plan to file an IND with the FDA, or an investigational medicinal product dossier, or IMPD, with the EMEA, for MT110 in 2007.

MT203

MT203 is a human antibody that we believe has the potential to treat a variety of acute and chronic inflammatory diseases, including rheumatoid arthritis, asthma, psoriasis and multiple sclerosis. It neutralizes granulocyte/macrophage colony stimulating factor, or GM-CSF, a pro-inflammatory cytokine controlling the innate arm of the immune system. GM-CSF primarily acts in chronic phases of numerous human diseases, including rheumatoid arthritis, asthma, psoriasis and multiple sclerosis. Using an antibody to neutralize GM-CSF has been shown to prevent or even cure symptoms in numerous animal models mimicking the respective human diseases. We generated MT203 using phage display guided selection.

Mechanism of Action

Like marketed antibody drugs Humira®, Avastin® and Remicade®, MT203 acts by neutralizing a soluble protein ligand, thereby preventing it from binding to its high-affinity cell surface receptor. This therapeutic principle is well validated. MT203 is the first human antibody designed to neutralize the biological activity of human and non-human primate GM-CSF.

Preclinical Activities

The binding characteristics of MT203 to GM-CSF have been characterized in detail, and this product candidate has shown biological activity in numerous cell-based assays. We have used a surrogate antibody neutralizing mouse GM-CSF to demonstrate that inhibition of GM-CSF is highly potent in preventing rheumatoid arthritis in a mouse model in which TNF neutralization is largely ineffective. This surrogate antibody has comparable binding characteristics to MT203.

Regulatory Pathway

We plan to file an IND with the FDA, or an IMPD with the EMEA, for MT203 in 2007.

MT204

MT204 is a humanized antibody that we believe has the potential to treat a variety of acute and chronic inflammatory diseases, including rheumatoid arthritis, psoriasis and multiple sclerosis. We designed MT204 to neutralize interleukin-2, or IL-2, an inflammation-causing cytokine controlling activation of T cells and natural killer cells. Intereference with IL-2 signaling is a well validated anti-inflammatory therapeutic approach as exemplified by small molecule drugs, such as cyclosporine or tacrolimus, and by antibodies blocking the high-affinity IL-2 receptor (Simulect® and Zenapax®). MT204 is the first humanized antibody targeting soluble human and non-human primate IL-2 and has been shown to have properties superior to those of receptor-blocking antibodies.

Mechanism of Action

Like marketed antibody drugs Humira®, Avastin® and Remicade®, MT204 acts by neutralizing a soluble protein ligand, which is a well established therapeutic approach. MT204 does not only prevent binding of IL-2 to its intermediate-affinity receptor on natural killer cells, but could inactivate the high-affinity receptor with bound IL-2. This is a novel mode of antibody action, which could cause MT204 to have potent anti-inflammatory activity.

Preclinical Activities

The binding characteristics of MT204 to IL-2 and IL-2 receptors have been characterized in detail using various assay systems. While the mechanism of action of MT204 is understood, the antibody is still in an early stage of development.

Our Strategy

Our objective is to establish a position as a leader in the research, development and commercialization of highly active, antibody-based drugs for the treatment of patients with cancer and inflammatory and autoimmune diseases. Key aspects of our corporate strategy include the following:

•	Co-develop Compounds with Established Pharmaceutical and Biopharmaceutical Companies. We are working with Serono and MedImmune to complete ongoing clinical studies and enter into the next stage of clinical development for two of our current product candidates. If the data from our Phase 2 clinical trials for these product candidates are positive, we will prepare for Phase 3 or additional Phase 2 clinical trials for the treatment of patients with breast cancer and prostate cancer. If the data from our Phase 1 trial in patients with NHL are positive, we expect to move into Phase 2 clinical trials.

•	Maintain Commercialization Opportunities in Collaborations. We have retained the right to co-promote adecatumumab (MT201) in Europe and the USA, and have full commercialization rights for MT103 outside of North America. We will continue to pursue this partnering and investment strategy in future collaborations.

•	Advance the Development of Our Clinical-Stage Product Candidates Adecatumumab (MT201) and MT103. We plan to actively participate in additional studies for adecatumumab (MT201) and we plan to initiate a Phase 1/2 clinical trial with MT103 upon the availability of data from the current dose-finding clinical trial.

•	Advance the Development of Our Preclinical Product Candidates. We plan to initiate the production of clinical trial-grade material for MT110 in 2006, and to commence clinical trials upon the availability of such material in 2007.

•	Pursue Additional Collaborations for Our Product Candidates. We will continue to seek development partners for some or all of the product candidates in our product portfolio.

•	Leverage Our Internal Pipeline Generating Capabilities. Our current pipeline of human IgG1 antibodies, as well as our BiTEtm molecules, have all been generated internally. We will continue to leverage that capability for early-stage development collaborations, as well as for generating additional product candidates for our own pipeline.

Intellectual Property

Our success will depend in large part on our ability to:

1.	maintain and obtain patent and other proprietary protection for cell lines, antigens, antibodies and delivery systems;

2. defend patents;

3. preserve trade secrets; and

4. operate without infringing the patents and proprietary rights of third parties.

We actively seek appropriate patent protection for our proprietary technologies by filing patent applications in the United States and selected other countries. Our policy is to seek patent protection for the inventions that we consider important to the development of our business.

As of December 31, 2005, we owned or licensed approximately 69 U.S. patents, 42 U.S. patent applications, 93 foreign patents, and 106 foreign and international patent applications related to our technologies, compounds, and their use for the treatment of human disease. The number of licensed patents does not include various divisionals, continuations and continuations-in-part of the licensed patents and patent applications which are also licensed to us. Our issued patents in the United States expire during 2008 and 2018, and our issued patents in Europe and Australia expire in 2019. We intend to continue using our scientific expertise to pursue and file patent applications on new developments with respect to products, uses, methods and compositions to enhance our intellectual property position in the field of treatment of human diseases.

Although we believe that our portfolio of patents and patent applications provides a competitive advantage, the patent positions of pharmaceutical and biotechnology companies are highly uncertain and involve complex legal and factual questions. We face the risk that we may not be able to develop further patentable products or processes, and may not be able to obtain patents from pending applications. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, the scope of the claims may not be sufficient to protect the technology owned by or licensed to us. In addition, any patents or patent rights we obtained may be circumvented, challenged or invalidated by competitors. Any efforts defend the patents and to oppose such actions by our competitors may be costly and time-consuming and would, in any event, divert the attention of our management and key personnel from business operations.

Additionally, because it is not possible to predict with certainty what patent claims may issue from pending applications, and because patent prosecution can proceed in secret prior to issuance of a patent, third parties may obtain patents with claims of unknown scope relating to our product candidates and assert those patents against us. As we continue developing its product candidates, we may infringe the current patents of third parties or patents that may issue in the future.

Although we believe that our product candidates, production methods and other activities do not currently infringe the valid and enforceable intellectual property rights of any third parties, we cannot be certain that a third party will not challenge our position in the future. From time to time, we receive correspondence inviting us to license patents from third parties. There has been, and we believe that there will continue to be, significant litigation in the biopharmaceutical and pharmaceutical industries regarding patent and other intellectual property rights. Third parties could bring legal actions against us claiming infringement of their patents or proprietary rights, seeking monetary damages or injunctions against clinical testing, manufacturing and marketing of the affected product or products. If we become involved in any such litigation, it could consume a substantial portion of our resources, regardless of the outcome of the litigation. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license to continue to manufacture or market the affected product, in which case we may be required to pay substantial royalties or grant cross-licenses to our patents. However, there can be no assurance that any such license will be available on acceptable terms or at all. Ultimately, we could be prevented from commercializing a product, or forced to cease some aspect of our business operations, as a result of claims of patent infringement or violation of other intellectual property rights, which could harm our business.

We may become involved in litigation or in interference proceedings declared by the United States Patent and Trademark Office relating to the scope and validity of patents or patent applications belonging to us or to other parties. Such proceedings can involve complex factual and legal questions, and their outcome is uncertain. Such proceedings could result in substantial costs to us, as well as in significant limitations on the scope of exclusivity afforded by our patents and patent applications.

We also rely on trade secrets and proprietary know-how, especially when we do not believe that patent protection is appropriate or can be obtained. However, trade secrets are difficult to protect. Our policy requires each employee, consultant and advisor to execute a confidentiality agreement before beginning his or her relationship with us. Under this agreement, the individual is obligated not to disclose Micromet confidential information. We cannot guarantee that these agreements will provide meaningful protection, that these agreements will not be breached, that we will have an adequate remedy for any such breach, or that our trade secrets will not otherwise become known or independently developed by a third party. Our trade secrets, and those of our present or future collaborators that we utilize by agreement, may become known or may be independently discovered by others, which could adversely affect the competitive position of our product candidates.

Many of our employees were previously employed by other pharmaceutical or biotechnology companies, including our competitors or potential competitors. We may be subject to claims that these employees have used or disclosed proprietary information or trade secrets of their former employers, whether inadvertently or otherwise. Litigation may be necessary to resolve such claims. Even if we are successful in defending such claims, the defense may result in substantial costs and may disrupt our normal business operations. If we fail in defending such claims, in addition to paying money damages, we may lose access to valuable proprietary technology or personnel.

License Agreements and Collaborations

We have entered into several contractual agreements with third parties for the licensing of certain technologies or products. These agreements provide for the payment by us of license fees, milestones and royalties upon future net sales. We entered into the following significant license agreements:

Isogenis Inc. (formerly Biohybrid, Inc).

In October 1999, we and entered into an agreement with Biohybrid, Inc. (now called Isogenis, Inc.) granting us a worldwide, exclusive license under U.S. Patent No. 5,078,998, entitled “Hybrid ligand directed to activation of cytotoxic effector lymphocytes and associated target antigens,” as well as certain related technologies. Under this agreement, we have certain diligence obligations with respect to the development of licensed products; these obligations may be satisfied by using reasonable efforts to develop at least one licensed product. If we fail to satisfy our diligence obligations, Isogenis has the option of making the license non-exclusive. We are obligated to pay a low single-digit royalty on net sales of licensed products in the United States. If we sublicense our rights under this agreement, Isogenis is entitled to a portion of the fees received by us from the sublicensee. The agreement also provides for a minimum annual royalty. Finally, we are obligated to pay a success milestone upon receipt of the first marketing approval of each licensed product in the United States. Our BiTEtm product candidates may be subject to the payment obligations in this agreement.

The term of this agreement continues until expiration of the last valid claim in the licensed patents. Either party may terminate the agreement for the other party’s uncured material breach. In addition, Isogenis may terminate the agreement in the case of our bankruptcy, insolvency, or cessation of business. We may terminate the agreement if our license becomes non-exclusive as described above, or if any claims of the licensed patent are declared invalid. The agreement does not provide for termination at will by us.

Dyax Corporation

In October 2000, we entered into a non-exclusive license agreement with Dyax Corporation for the use of certain patented technology (including certain phage display techniques) for screening and research of antibody products binding to Ep-CAM, including adecatumumab (MT201). We have paid an initial license fee and a success-based milestone payment under this agreement. Additional such payments will become due upon achievement of various clinical and regulatory milestones. No royalties are due under this agreement.

The term of this agreement continues until expiration of the last valid claim in the licensed patents. Either party may terminate the agreement for the other party’s uncured material breach. In addition, we may terminate the agreement at will.

Curis, Inc.

In June 2001, we entered into an agreement with Curis, Inc. to purchase certain single-chain antigen binding molecule patents and license rights from Curis. In exchange for these patent and license rights, we paid to Curis an initial license fee, issued to Curis shares of our common stock, and provided a convertible note in the amount of €4,068,348. In addition, we are obligated to pay royalties on net sales of products based on the acquired technology. We are also required to pay to Curis 20% of all “supplemental revenues” in excess of $8,000,000 in the aggregate. “Supplemental Revenues” includes both (i) proceeds received by us as damages or settlements for infringement of the purchased technology, and (ii) amounts received by us from licensing or sublicensing the purchased technology. In October 2004, we exchanged the convertible note issued to Curis for an interest-free loan in the amount of €4,500,000.

Cambridge Antibody Technology Limited

We have entered into the following agreements with Cambridge Antibody Technology Ltd. (“CAT”):

Non-exclusive Product License Agreement Regarding Ep-CAM Target.  On September 3, 2003, we signed a product license agreement with CAT granting us a non-exclusive, worldwide license to develop and commercialize antibodies binding to the Ep-CAM target using certain patented technology and know-how controlled by CAT in the field of phage display technology. Phage display is a useful research technology that allows proteins to be displayed on the surface of a virus. We paid an initial license fee upon signing of this agreement and will pay development milestones and royalties upon sale of licensed products.

Non-exclusive Product License Agreement Regarding GM-CSF Target.  On September 3, 2003, we signed a non-exclusive worldwide product license agreement with CAT with reference to the GM-CSF target. The agreement grants to us the right, in the course of our joint research activities with Enzon (as described below), to use CAT’s patented technology to develop products that are directed at the GM-CSF target. We paid to CAT an initial license fee on the effective date and will pay milestones and royalties upon sale of licensed products.

Cross-License with CAT and Enzon Pharmaceuticals, Inc. (“Enzon”).  On September 3, 2003, Micromet, Enzon and CAT entered into a cross-license agreement to enable each party to access to the other parties’ proprietary technology. This agreement superseded an existing cross-license arrangement among the parties. Pursuant to the current agreement, each contractual partner licenses the others under patents and know-how relating to the field of single-chain antibodies (in the case of licenses granted by Enzon and Micromet) or phage display technology (in the case of licenses granted by CAT). This technology may be used by the parties for the research and development of antibody products in certain defined fields. CAT paid an initial license fee under this agreement. Additionally, CAT is obligated to pay to us and Enzon: (i) annual license maintenance fees and fees for sublicenses granted by CAT, and (ii) annual sublicense maintenance fees until the termination of such sublicense or the expiration of all licensed patents included in such sublicense, whichever occurs first. We and Enzon are obligated to pay corresponding maintenance and sublicense fees based on the use of the licensed phage display technology by our respective sublicensees.

Enzon Pharmaceuticals, Inc.

In April 2002, we entered into a cross-license agreement with Enzon, Inc. (now Enzon Pharmaceuticals, Inc.) relating to each party’s portfolio of patents relating to single-chain antibodies and their use in the treatment of disease. This agreement was amended and restated by mutual agreement of the parties in June 2004. Under the cross-license agreement, we receive a non-exclusive, royalty-bearing license under Enzon’s single-chain antibody patent portfolio to exploit licensed products other than BiTEtm products, as well as an exclusive, royalty-free license under such portfolio to exploit BiTEtm products. We also granted to Enzon a non-exclusive, royalty-bearing license under our single-chain antibody patent portfolio to exploit licensed products; however, Enzon’s right to use BiTEtm molecules is limited to non-commercial research applications. Each party’s license is subject to certain narrow exclusions that correspond to exclusive rights previously granted to third parties.

The cross-license agreement provides for payment by each party to the other party of fixed success fees upon the achievement of certain clinical and regulatory milestones. In addition, each party is obligated to pay a low single-digit royalty on net sales of products that are covered by any patents within the consolidated patent portfolio, irrespective of which party owns the relevant patent(s). The royalty is tiered based on aggregate, worldwide net sales levels of the applicable licensed product. As noted above, we do not owe a royalty under this agreement on net sales of BiTEtm products.

The term of the cross-license agreement continues until expiration of the last valid claim in the consolidated patent portfolio. Either party may terminate the agreement upon determination by a court of competent jurisdiction that the other party has committed a material breach of the agreement. Neither party has the right to unilaterally terminate the agreement without cause.

Collaborations

We engage in collaborations with private industry and academic institutions in the course of conducting our research and clinical studies, including the following.

Serono International, S.A.

In December 2004, we entered into a collaboration agreement with Ares Trading S.A., a wholly-owned subsidiary of Serono International S.A., a leading Swiss biotechnology firm (“Serono”). Pursuant to the agreement, we granted Serono a worldwide license under our relevant patents and know-how to develop, manufacture, commercialize and use adecatumumab (MT201) for the prevention and treatment of any human disease. Serono paid an initial license fee of $10,000,000. Under the terms of the agreement, Serono bears all costs of product development and manufacturing subject to our participation right as described below.

Upon receipt of either of the final study reports for the ongoing Phase 2 trials in breast cancer and prostate cancer, which are expected in the second half of 2006, Serono will decide whether to continue development of adecatumumab (MT201). Should Serono elect to continue developing adecatumumab (MT201) after receipt of the second final study report, it must make an agreed upon milestone payment. Overall, the agreement provides for Serono to pay up to $138 million in milestone fees if adecatumumab (MT201) successfully developed and registered worldwide in at least three indications.

Upon completion of the currently ongoing phase 2 clinical trials, we may elect to participate in the costs and expenses of developing and selling adecatumumab (MT201) in the United States and/or Europe. If we participate, then we will share up to 50% of the development costs, as well as certain other expenses, depending on the territory for which we have exercised our co-development option. The parties will co-promote and share the profits from sales of adecatumumab (MT201) in the territories for which the parties shared the development costs. In the other territories, Serono will pay a royalty on net sales of adecatumumab (MT201).

In addition to its right to terminate the agreement following receipt by Serono of the final study report for either of the ongoing Phase 2 trials, Serono may terminate the agreement for convenience upon 180 days’ prior notice. Either party may terminate for the material breach or bankruptcy of the other. In the event of a termination of the agreement, all product rights will revert to us.

MedImmune, Inc.

MT103 Collaboration and License Agreement.  On June 6, 2003, we signed an agreement with MedImmune to jointly develop MT103. Under the terms of the collaboration and license agreement, MedImmune receives Micromet’s product rights to MT103 in North America and will assume responsibility for clinical development, registration and commercialization of the product in that region. As part of the agreement, MedImmune will develop the commercial manufacturing process and supply clinical trial material as well as commercial products for all markets. We retain rights to MT103 outside of North America. We will receive milestone payments based on the successful development, filing, registration and sale of MT103, as well as royalties on MedImmune’s North American sales of the product. In addition, MedImmune will cover certain development costs incurred by us necessary to support Investigational New Drug (“IND”) application filing for MT103. After filing of the IND, the parties will share development costs of jointly conducted clinical trials.

BiTETM Research Agreement.  Concurrently with the MT103 collaboration agreement, the parties also executed an agreement for the creation and development of up to six new products based on the BiTETM platform. We are entitled to receive milestones and royalties on sales of all resulting BiTETM products. Furthermore, we have the option to obtain (i) exclusive rights to develop and sell BiTETM compounds in Europe, provided that such compounds are not based on MedImmune’s proprietary targets, and (ii) the right to co-promote in Europe BiTETM compounds that are based on MedImmune’s proprietary targets. For each new BiTETM molecule, MedImmune is obligated to reimburse our full development costs, up to and including Phase 1 clinical trials.

Enzon Pharmaceuticals, Inc.

Research Collaboration.  In April 2002, we entered into a multi-year strategic collaboration with Enzon to identify and develop the next generation of antibody-based therapeutics. After executing this agreement, the partners established a research and development unit at our facility and generated several new single-chain antibody compounds and monoclonal antibodies against targets in the field of inflammatory and autoimmune diseases. In June 2004, we amended and restated this collaboration with Enzon to advance novel SCA therapeutics toward clinical development.

In November 2005, the parties agreed to end the companies’ collaboration on mutually agreeable terms. The termination of the research and development collaboration does not affect the companies’ other agreements, including the Cross-License Agreement and the Exclusive IP Marketing Agreement.

Exclusive IP Marketing Agreement.  In April 2002, we entered with Enzon into an Exclusive IP Marketing Agreement, which was amended and restated by the parties in June 2004. Under this agreement, we serve as the exclusive marketing partner for both parties’ consolidated portfolio of patents relating to single-chain antibody technology. Licensing revenues are shared equally with Enzon, as are associated marketing and legal costs.

The term of the IP marketing agreement continues until expiration of the last valid claim in the consolidated patent portfolio. Either party may terminate the agreement upon determination by a court of competent jurisdiction that the other party has committed a material breach of the agreement. In addition, the marketing agreement terminates automatically upon termination of the cross-license agreement between us and Enzon. Neither party has the right to unilaterally terminate the agreement without cause prior to September 30, 2007; after such date, either party may terminate it at will.

Novuspharma SpA, now Cell Therapeutics, Inc.

In August 2002, we entered into a collaboration agreement with Novuspharma SpA. Under this agreement Novuspharma would have collaborated with us on the development of adecatumumab (MT201) on a world-wide basis, co-promoted the product upon certain conditions and shared profits generated by the sale or licensing of the product worldwide. On February 10, 2004, following the acquisition of Novuspharma by Cell Therapeutics (“CTI”), this agreement was terminated on the basis of CTI’s failure to meet its contractual payment obligations. The related legal proceedings are described under “Legal Proceedings” below. As a result of such termination, CTI has no remaining rights to adecatumumab (MT201).

Manufacturing and Supply

Adecatumumab (MT201)

In December 2003, we entered into a process development agreement with Boehringer Ingelheim Pharma GmbH & Co. KG (“Boehringer Ingelheim”). Under the agreement, Boehringer Ingelheim will develop a commercial scale process for adecatumumab (MT201) by using its proprietary high expression cell line and state-of-the-art manufacturing technology. Boehringer Ingelheim will supply us with material for clinical trials.

If we do not enter into a commercial supply agreement with Boehringer Ingelheim, or if we intend to establish a second source of supply, we will have the right to manufacture adecatumumab (MT201) under a license to Boehringer Ingelheim’s high expression technology and the process developed for the adecatumumab (MT201) antibody. Such license would carry an obligation for us to pay milestones and royalties on future net sales of adecatumumab (MT201).

MT103

The production process for MT103 has been established at MedImmune, which has taken the responsibility to expand the production process to market scale and produce material for U.S. and non-U.S. markets.

Preclinical Programs

Non-GMP production agreements have been established with various manufacturers for our pre-clinical compounds.

Government Regulation and Product Approval

General

Governmental authorities in the United States and other countries extensively regulate the preclinical and clinical testing, manufacturing, labeling, storage, record-keeping, advertising, promotion, export, marketing and distribution of biologic products. In the United States, the FDA under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations subjects pharmaceutical and biologic products to rigorous review. Parties that fail to comply with applicable requirements may be fined, may have their marketing applications rejected, and may be criminally prosecuted. The FDA also has the authority to revoke previously granted marketing authorizations upon failure to comply with regulatory standards or in the event of serious adverse events following initial marketing.

FDA Approval Process

The process required by the FDA before a new drug or biologic may be marketed in the United States generally involves the following: completion of preclinical laboratory and animal testing; submission of an IND, which must become effective before human clinical trials may begin; performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug or biologic for its intended use; and submission and approval of a New Drug Application, or NDA, for a drug, or a Biologics License Application, or BLA, for a biologic. The sponsor typically conducts human clinical trials in three sequential phases, but the phases may overlap. In Phase 1 clinical trials, the product is tested in a small number of patients or healthy volunteers, primarily for safety at one or more doses. In Phase 2, in addition to safety, the sponsor evaluates the efficacy of the product in targeted indications, and identifies possible adverse effects and safety risks, in a patient population that is usually larger than Phase 1 clinical trials. Phase 3 clinical trials typically involve additional testing for safety and clinical efficacy in an expanded patient population at geographically-dispersed clinical trial sites. Clinical trials must be conducted in accordance with the FDA’s Good Clinical Practices requirements. Prior to commencement of each clinical trial, the sponsor must submit to the FDA a clinical plan, or protocol, accompanied by the approval of the ethics committee responsible for overseeing clinical trione of the clinical trial sites. The FDA may order the temporary or permanent discontinuation of a clinical trial at any time if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The ethics committee at each clinical site may also require the clinical trial at that site to be halted, either temporarily or permanently, for the same reasons.

The sponsor must submit to the FDA the results of the preclinical and clinical trials, together with, among other things, detailed information on the manufacture and composition of the product, in the form of an NDA, or, in the case of a biologic, a BLA. In a process that may take from several months to several years, the FDA reviews these applications and, when and if it decides that adequate data are available to show that the new compound is both safe and effective and that other applicable requirements have been met, approves the drug or biologic for sale. The amount of time taken for this approval process is a function of a number of variables, including whether the product has received a fast track designation, the quality of the submission and studies presented, the potential contribution that the compound will make in improving the treatment of the disease in question, and the workload at the FDA. It is possible that our product candidates will not successfully proceed through this approval process or that the FDA will not approve them in any specific period of time, or at all.

The FDA may, during its review of a NDA or BLA, ask for additional test data. If the FDA does ultimately approve the product, it may require additional testing, including potentially expensive Phase 4 studies, to monitor the safety and effectiveness of the product. In addition, the FDA may in some circumstances impose restrictions on the use of the product, which may be difficult and expensive to administer and may require prior approval of promotional materials.

We will also be subject to a variety of regulations governing clinical trials and sales of our products outside the United States. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries and regions must be obtained prior to the commencement of selling the product in those countries. The approval process varies from one regulatory authority to another and the time may be longer or shorter than that required for FDA approval. In the European Union, Canada, and Australia, regulatory requirements and approval processes are similar, in principle, to those in the United States.

Ongoing Regulatory Requirements

Before approving an NDA or BLA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facilities are in compliance with FDA’s Good Manufacturing Practices, or GMP, regulations which govern the manufacture, storage and distribution of a product. Manufacturers of biologics also must comply with FDA’s general biological product standards. Following approval, the FDA periodically inspects drug and biologic manufacturing facilities to ensure continued compliance with the GMP regulations. Manufacturers must continue to expend time, money and effort in the areas of production, quality control, record keeping and reporting to ensure full compliance with those requirements. Failure to comply with GMP regulations subjects the manufacturer to possible legal or regulatory action, such as suspension of manufacturing or recall or seizure of product. Adverse experiences with the product must be reported to the FDA and could result in the imposition of marketing restrictions through labeling changes or market removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.

The labeling, advertising, promotion, marketing and distribution of a drug or biologic product also must be in compliance with FDA and Federal Trade Commission, or FTC, requirements which include, among others, standards and regulations for off-label promotion, industry sponsored scientific and educational activities, promotional activities involving the internet, and direct-to-consumer advertising. The FDA and FTC have very broad enforcement authority, and failure to abide by these regulations can result in penalties, including the issuance of a warning letter directing the company to correct deviations from regulatory standards and enforcement actions that can include seizures, injunctions and criminal prosecution.

Manufacturers are also subject to various laws and regulations governing laboratory practices, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances in connection with their research. In each of these areas, as above, the FDA has broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of product approvals, seize or recall products, and deny or withdraw approvals.

Competition

We face competition from a number of companies that are marketing products or evaluating various product candidates, technologies and approaches for the treatment of cancer and inflammatory diseases. Specifically, we face competition from a number of companies working in the fields of antibody-derived therapies for the treatment of solid tumors and B cell lymphomas. We expect that competition among products approved for sale will be based on various factors, including product efficacy, safety, reliability, convenience, availability, pricing and patent position. Some of these products use therapeutic approaches that may compete directly with our product candidates, and the companies developing these competing technologies may have significantly more resources than we do, and may succeed in obtaining approvals from the FDA and foreign regulatory authorities for their products sooner than we do for ours.

Hormone Refractory Prostate Cancer

Established Therapies

The main treatment modalities for prostate cancer include:

•	“watchful waiting”;

•	local therapy (prostatectomy or radiotherapy, either external beam radiation therapy or brachytherapy);

•	hormonal therapy; and

•	chemotherapy.

Watchful waiting is generally reserved for elderly men, who, because of short life expectancy or slowly progressing disease, are more likely to die from reasons other than prostate cancer. Clinicians believe local therapies alone can cure patients diagnosed with early-stage (I or II) prostate-confined disease. Hormonal therapy is used primarily to delay disease progression when local therapies have failed. Chemotherapy is generally reserved for hormone-refractory disease to mitigate symptoms.

A growing trend in prostate cancer treatment is the use of intermittent therapy. Hormonal therapies are often administered for three years or more as adjuvant therapy. Although their side-effect profile is mild compared with that of many chemotherapy agents, they do have several undesirable effects (e.g., hot flashes, sexual dysfunction, gynecomastia (excessive development of mammary glands)). To reduce these side effects and improve their quality of life, patients are increasingly requesting suspensions of treatment.

In May 2004, the FDA approved the regimen of docetaxel (Sanofi-Aventis’s Taxotere®)/prednisone (Merck’s Decortin®) for the treatment of hormone-refractory prostate cancer. This regimen’s apparent efficacy is prompting further research into the use of docetaxel in combination with other chemotherapy agents in the hope of improving overall survival for this indication. In November 2004, docetaxel was approved in Europe for the treatment of metastatic, hormone-refractory prostate cancer. Mitoxantrone (Serono/Wyeth Lederle’s Novantrone®, Baxter’s Onkotrone®) is marketed for the treatment of hormone-refractory metastatic prostate cancer in combination with prednisone.

Emerging Therapies

There are numerous cytotoxic agents in development, whose fundamental aim is to exert selective toxicity toward cancer cells. Examples in clinical development include:

•	Ixabepilone (Bristol-Myers Squibb’s BMS-247550) is an epothilone tubulin inhibitor in Phase 1 trials;

•	Patupilone (Novartis’s EPO-906) is an intravenously administered formulation of epothilone B in Phase 2 trials;

•	Satraplatin (GPC Biotech’s JM-216) is a third-generation oral platinum agent in Phase 3 clinical trials; and

•	Irofulven (MGI Pharma’s MGI-114) is an acylfulvene in Phase 2 clinical trials;

•	amonafide dihydrochloride (ChemGenex Therapeutics’ Quinamed®) in Phase 2 clinical trials;

•	amonafide malate (Xanthus’s Xanafide®) in Phase 2 clinical trials;

•	Cell Therapeutic’s BBR-3576, an aza-anthrapyrazole in Phase 2 clinical trials; and

•	Kyowa Hakko Kogyo’s KW-2170, a pyrazoloacridone alkylating agent and topoisomerase II inhibitor in Phase 2 clinical trials.

Endothelin-receptor antagonists represent a new generation of oral, targeted, cytostatic agents. Examples in clinical development include:

•	Atrasentan (Abbott Laboratories’ Xinlay®), an oral, small-molecule, selective ET-A-receptor antagonist in Phase 2 trials; and

•	AstraZeneca’s ZD-4054, a second ET-A-receptor antagonist in Phase 2 trials.

Angiogenesis inhibitors in development for prostate cancer span a wide range of classes, including monoclonal antibodies, selective metalloproteinase inhibitors, and thalidomide and its derivatives. Examples include:

•	Bevacizumab (Genentech/Roche’s Avastin®), a recombinant humanized Monoclonal antibody to VEGF, which has been approved for colorectal cancer, is being studied in Phase 3 clinical trials;

•	Thalidomide (Celgene’s Thalidomid), approved for the acute treatment of erythema nodosum leprosum, is being studied in multiple Phase 2 and Phase 3 clinical trials; and

•	CC-4047 (Celgene’s Actimid®), the lead compound in a series of thalidomide derivatives, recently completed Phase 2 clinical trials.

The development of vaccines is one of the most active areas of prostate cancer research. Examples in clinical development include:

•	Dendreon’s Provenge®, a dendritic cell-based vaccine in Phase 3 trials; and

•	Cell Genesys’s GVAX, consisting of tumor cells that have been irradiated and genetically modified administered by intradermal injection, in Phase 3 trials.

Immunoconjugation is a means of delivering cytotoxic molecules to tumor cells. The effector molecules are attached to monoclonal antibodies, which target the agent to specific antigens expressed on the tumor cell. As an example, Millennium Pharmaceuticals’ MLN-591 RL, a radiolabeled version of MLN-591, a PSMA-specific Monoclonal antibody, is in Phase 1/2 clinical trials.

Breast Cancer

Established Therapies

The treatment of breast cancer employs a multimodal approach, using hormone therapy, chemotherapy, biological agents, radiotherapy, and surgery. Treatment selection is tied primarily to disease stage, estrogen and progesterone receptor status, performance status, and, increasingly, HER2 expression. Hormone therapy and/or chemotherapy are given in the following circumstances:

•	Neoadjuvant therapy (prior to surgery) to reduce tumor size and facilitate surgery;

•	Adjuvant therapy (postsurgery) to prevent recurrence (both local and distant); and

•	Palliative treatment of metastatic disease, where it might also be used to prolong survival. At this time, metastatic breast cancer is not considered to be curable, although treatment and survival can be long-term in a minority of patients.

Treatment choice reflects the specific patient and tumor characteristics and the likelihood of relapse. Relevant factors include the patient’s age, menopausal status, performance status, estrogen-receptor/progesterone receptor status, tumor histology, level of HER2 expression, lymph node involvement, and presence of metastatic disease. A large number of drugs — given alone, in combination, or in sequence — have demonstrated clinical benefit in breast cancer patients and have been adopted into clinical practice. Generally, neoadjuvant and adjuvant chemotherapy uses combinations of drugs — each with a different mechanism of action and complementary toxicity profile — to maximize efficacy while minimizing toxicity.

More recently, taxanes have been introduced into neoadjuvant and adjuvant chemotherapy treatment regimens, primarily for high-risk (typically node-positive) patients. To date, mature data are available from three large trials in which patients were randomized to receive either a taxane-containing regimen or a non-taxane-containing regimen.

Studies show that both combination and sequential therapy (sequential lines of various single-agent chemotherapies) have their place in the treatment of metastatic breast cancer. Given the heterogeneity of breast cancer, physicians must be flexible in their approach to treating the disease. Thus, treatment of patients with metastatic disease tends to be very individualized; optimal treatment regimens have yet to be determined. Sequential therapy may be particularly appropriate for older patients or those with reduced performance status because it enables the optimal delivery and management of single-drug therapy and potentially reduces the risk of toxicity without reducing the quality of life.

Newer drug combinations show survival advantages over single-agent therapy in metastatic breast cancer and have manageable side-effect profiles. Such combination treatments may be preferable to sequential therapy in patients who require immediate reduction in their tumor burden, and many clinicians now favor combination regimens for first-line treatment of metastatic disease, particularly for patients with rapidly progressing disease in need of rapid control. Examples include:

•	trastuzumab/paclitaxel (Roche/Genentech/Chugai’s Herceptin®; Bristol-Myers Squibb’s Taxol®, generics); and

•	Docetaxel/Prostate Capecitabine (Sanofi-Aventis’s Taxotere®; Roche/Chugai’s Xeloda®).

Emerging Therapies

Epothilones may in the future challenge the place of taxanes in neoadjuvant and adjuvant therapy and in the treatment of metastatic disease. Bristol-Myers Squibb’s ixabepilone is the leading agent in this class for breast cancer treatment and is being studied in multiple Phase 2 trials. Another epothilone, epothilone D (KOS-862), is undergoing clinical investigation for breast cancer by Roche and Kosan in Phase 3 trials.

In addition, Eli Lilly is developing a multitargeted antifolate/antimetabolite compound called pemetrexed (Alimta). Pemetrexed was approved initially for malignant pleural mesothelioma in the United States in February 2004 and has since been approved in the United States and Europe as a second-line therapy for non-small-cell lung cancer (NSCLC). Pemetrexed is in Phase 2 trials for breast cancer in the United States and Europe.

Moreover, Wyeth is developing temsirolimus, which is an ester analogue of rapamycin with improved aqueous solubility and pharmacokinetic properties. Temsirolimus selectively inhibits the mammalian target of rapamycin (known as mTOR), an enzyme required to control a cell’s life cycle, preventing cell division into new cells.

Angiogenesis, the formation of new blood vessels, plays a major role in many normal physiological processes and in several pathological conditions, including solid tumor growth and metastasis. Numerous companies are developing compounds that inhibit angiogenesis. Agents within this class in early-phase development for breast cancer include:

•	AstraZeneca’s ZD-6474;

•	EntreMed’s 2-methoxyestradiol (2-ME2); and

•	Bayer/Onyx’s sorafenib (BAY-43-9006).

Bevacizumab (Genentech’s/Roche/Chugai’s Avastin®), a humanized monoclonal antibody designed to inhibit angiogenesis, is approved for marketing in the United States and the European Union for colorectal cancer, and is under development for numerous other cancers. Phase 3 trials are ongoing in non-small-cell lung, renal cell, ovarian, pancreatic, prostate, and breast cancer.

GlaxoSmithKline’s lapatinib is an orally administered EGFR tyrosine kinase inhibitor that has the added benefit of blocking ErbB-2/HER2 tyrosine kinase. Genentech/Roche/Chugai’s next-generation HER2 directed monoclonal antibody, pertuzumab (Omnitarg), inhibits HER2 dimerization and is currently in clinical trials for a range of solid cancers, including breast cancer. Erlotinib (OSI-774/CP-358774/Tarceva), another EGFR tyrosine kinase inhibitor, is under development by OSI Pharmaceuticals in alliance with Genentech and Roche.

Alternative approaches include gene therapy and antisense approaches to treat cancer, an example of which is Introgen’s Advexin, an adenoviral p53 gene therapy for the treatment of multiple tumors.

Indolent Non-Hodgkin Lymphoma

There are numerous agents in development to treat indolent non-Hodgkin Lymphoma. Chlorambucil (GlaxoSmithKline’s Leukeran®) and cyclophosphamide (Bristol-Myers Squibb’s Cytoxan®; others) both show single-agent activity against symptomatic advanced-stage indolent NHL. Fludarabine (Berlex’s Fludara®) is approved in all major markets for the treatment of chronic lymphocytic leukemia (CLL). Pentostatin (SuperGen’s Nipent®) is marketed in Japan for the treatment of T-cell lymphoma.

Rituximab (Genentech/Idec/Zenyaku Kogyo’s Rituxan®; Roche’s MabThera®) is a chimeric human-mouse monoclonal antibody active against the CD20 antigen. The FDA has approved its use for follicular NHL. In aggressive NHL, rituximab is usually given with each cycle of chemotherapy (i.e., R-CHOP). Rituxan® has become the standard of care for 2nd line follicular NHL patients in the United States and the European Union.

In addition, radiolabeled antibodies to CD20 have been developed, including:

•	Idec Pharmaceuticals’ Ibritumomab tiuxetan (Zevalin®), a murine labelled with yttrium-90 (murine CD20 antibody);

•	GlaxoSmithkline’s tositumomab (Bexxar®), labeled with iodine-131(murine CD20 antibody);

•	Zevalin® is marketed for the radioimmunotherapy of low-grade (indolent) CD20-positive NHL;

•	rituximab is marked for refractory low-grade NHL, and CD20-positive transformed NHL; and

•	Bexxar® is marketed for the treatment of low-grade (indolent) NHL.

Moreover, the anti-CD22 monoclonal antibody epratuzumab (Immunomedics’ LymphoCide) is under clinical investigation in its naked (unlabeled) and radiolabeled (90Y) forms.

Legal Proceedings

Litigation with Cell Therapeutics, Inc. (“CTI”)

In the summer of 2003, it was announced that our collaborator Novuspharma SpA was to be acquired by CTI. After approval at the shareholders’ meetings of both companies, the merger was effected on January 2, 2004. Although our management attempted to enter into dialogue with the new collaborator at an early stage, the first meeting did not take place until the acquisition had been concluded. At this meeting on January 7, 2004, the management of CTI announced that it was no longer prepared to make any payments related to outstanding invoices and future obligations as contractually agreed.

As a reaction to the refusal to pay, we initiated a full review of the financial impact on our future operational activities. The results of this review included that a significant reduction of project-related and personnel expenses was required in order to offset the loss of income resulting from CTI’s refusal to honor its contractual payment obligations. After approval was obtained from the supervisory board, our company was restructured at the end of January 2004, including the reduction of our workforce from 135 full-time employees to 90.

On February 10, 2004, the agreement with CTI was terminated on the basis of CTI’s failure to meet its contractual payment obligations. As a result of such termination, CTI has no remaining rights to adecatumumab (MT201). On the same date, we initiated legal proceedings against CTI for breach of contract.

On February 23, 2004, CTI filed a counterclaim against us. Based on assessment of the contract, management believes that it is more likely than not that CTI will not prevail in its countersuit, and therefore no reserves have been set aside for this counterclaim.

Expenses related to the litigation activities were recorded at approximately €826,000 in 2004.

Patent Opposition in Europe

Micromet’s patent EP1071752B1 was opposed under Articles 99 and 100 of the European Patent Convention, or EPC, by Affimed Therapeutics AG in March 2004. The opponent alleged that the patent does not fulfill the requirements of the EPC. On January 19, 2006, the Opposition Division of the European Patent Office (EPO) revoked the opposition in oral proceedings according to Article 116 of the EPC and maintained the patent as granted. The opponent can appeal the decision and request a hearing in front of the Board of Appeal of the EPO.

Facilities

Our corporate headquarters and research and development facility of approximately 81,161 square feet located in Munich, Germany is leased under a ten-year operating lease that commenced in July 2002. We have options to renew this lease for additional periods of five years. We believe that this facility will suffice for our anticipated future corporate headquarters and research and development requirements through 2007. We have no other facilities.

Employees

As of December 31, 2005, we employed 87 full-time employees, of whom approximately 57 were engaged in research, clinical development and regulatory affairs, 16 in manufacturing and quality assurance, and 14 in administration, finance, management information systems, corporate development, marketing and human resources. Thirty-seven of our employees hold a Ph.D. or M.D. degree and are engaged in activities relating to research and development, manufacturing, quality assurance and business development.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF MICROMET

The following discussion and analysis of financial condition and results of operations should be read together with “Selected Financial Data,” and Micromet’s financial statements and accompanying notes appearing elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements, based on current expectations and related to future events and Micromet’s future financial performance, that involve risks and uncertainties. Micromet’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth above under “Risk Factors — Risks Relating to Micromet” and elsewhere in this proxy statement/prospectus. Unless otherwise stated, all financial data are presented in euros (€).

Overview

Micromet is a biotechnology company focused on the research, development and commercialization of novel biological products for the treatment and control of cancer and inflammatory and autoimmune diseases in potentially large drug markets with significant unmet medical needs. Micromet’s product pipeline consists of two clinical product candidates, adecatumumab (MT201) and MT103, and five preclinical product candidates, MT110, MT203, MT204, BiTEtm-I and BiTEtm-II.

Micromet started its clinical program for its lead product candidate (adecatumumab) with a Phase 1 clinical trial in patients with hormone-refractory prostate cancer in September 2001 in Germany. Phase 2 clinical trials were started in February 2004 in patients with prostate cancer and in March 2004 in patients with metastatic breast cancer. Adecatumumab (MT201) is being evaluated as monotherapy in these two clinical trials. In addition, adecatumumab (MT201) is being evaluated in a Phase 1 clinical trial in combination with docetaxel in patients with metastatic breast cancer. An Investigational New Drug Application, or IND was approved by the Food and Drug Administration, or FDA, in November 2004 for a Phase 2 study in patients with metastatic breast cancer.

A second clinical program, MT103, a BiTE compound, is in a Phase 1 dose escalation clinical trial study in patients with indolent non-Hodgkin’s Lymphoma.

In addition, Micromet has product candidates in pre-clinical development including therapeutic human antibodies and BiTE molecules that may be used to treat patients with inflammatory diseases and cancer.

Micromet believes that its novel technologies, product candidates and clinical development experience in these fields will continue to enable it to identify and develop promising new product opportunities in these critical markets.

Each of Micromet’s programs will require many years and significant costs to advance through development. Typically it takes many years from the initial identification of a lead compound to the completion of pre-clinical and clinical trials, before applying for possible marketing approval from the FDA or equivalent international regulatory agencies. The risk that a program has to be terminated in part or in full for safety reasons, or lack of adequate efficacy is very high. In particular, Micromet can neither predict which — if any — potential product candidates can be successfully developed and for which marketing approval may be obtained, nor can Micromet predict the time and cost to complete development.

As Micromet obtains results from pre-clinical or clinical trials, it may elect to discontinue clinical trials for certain product candidates for safety and /or efficacy reasons. It may also elect to discontinue development of one or more product candidates in order to focus its resources on more promising product candidates. Micromet’s business strategy includes entering into collaborative agreements with third parties for the development and commercialization of its products. Depending on the structure of such collaborative agreements, a third party may take over the clinical trial process for one of Micromet’s product candidates. In such a situation, the third party, rather than Micromet, may in fact control development and commercialization decisions for the respective product candidate. Consistent with its business model, Micromet may enter into additional collaboration agreements in the future. Micromet cannot predict the terms of such agreements or their potential impact on Micromet’s capital requirements. Micromet’s inability to complete its research and development projects in a timely manner, or its failure to enter into new collaborative agreements, when appropriate, could significantly increase capital requirements and affect Micromet’s liquidity.

Since Micromet’s inception, it has financed its operations through private placements of preferred stock, government grants for research, research-contribution revenues from its collaborations with pharmaceutical companies, and debt financing. To date, Micromet has incurred significant expenses and has not achieved any product revenues from sales of its products.

From inception through September 30, 2005, Micromet incurred research and development expenses of €114,091,000. Micromet expects to incur substantial additional research and development expenses that may increase from historical levels as it moves its compounds into more advanced stages of clinical development and increases its pre-clinical efforts for its human antibodies and BiTE molecules in anti-inflammatory and autoimmune diseases and cancer. Micromet believes that it has adequate resources to fund its operations into the third quarter of 2006 and if Micromet’s existing shareholders invest an additional €4,000,000, as is currently expected under an investment agreement with such shareholders, then into the fourth quarter of 2006.

Currently, Micromet has strategic collaborations with Serono and MedImmune to develop therapeutic antibodies in cancer. Micromet also has an exclusive marketing agreement with Enzon to market and license to third parties the companies’ respective single-chain antibody patent estates.

Micromet’s strategic collaborations and license agreements generally provide for Micromet’s research, development and commercialization programs to be partly or wholly funded by its collaborators and provide Micromet with the opportunity to receive additional payments if specified development or commercialization milestones are achieved, as well as royalty payments upon the successful commercialization of any products based upon the collaborations.

Under the adecatumumab (MT201) collaboration agreement with Ares Trading, S.A., a wholly-owned subsidiary of Serono International, S.A. (“Serono”), Micromet received a $10,000,000 up-front payment from Serono and the agreement provides for potential future clinical development milestone payments of up to an additional $138,000,000. The collaboration agreement for MT103 with MedImmune provides for potential future milestone payments and royalty payments based on net sales from MT103. A second agreement with MedImmune for the development of new BiTE molecules provides for potential future milestone payments and royalty payments based on future sales of the BiTE product candidates currently under development. The potential milestone payments are subject to successful completion of development and obtaining marketing approval in one or more indications and one or more national markets.

Micromet intends to pursue additional collaborations to provide resources for further development of its product candidates and expects to continue to grant technology access licenses. However, Micromet cannot forecast with any degree of certainty whether it will be able to enter into collaborative agreements, and if it does, on what terms it might do so. Micromet may also seek funding through public or private financings. If Micromet is successful in raising additional funds through the issuance of equity securities, stockholders may experience substantial dilution, or the equity securities may have rights, preferences or privileges senior to existing stockholders. If Micromet is successful in raising additional funds through debt financings, these financings may involve significant cash payment obligations and covenants that restrict Micromet’s ability to operate its business. There can be no assurance that Micromet will be successful in raising additional capital on acceptable terms, or at all.

  Critical Accounting Policies and the Use of Estimates

Micromet’s financial statements are prepared in conformity with accounting principles generally accepted in the United States. Such statements require management to make estimates and assumptions that affect the amounts reported in Micromet’s financial statements and accompanying notes. Actual results could differ materially from those estimates. The significant policies in Micromet’s financial statements requiring significant estimates and judgments are as follows:

Revenue Recognition

Micromet currently recognizes revenue resulting from the licensing and use of its technology and from services it performs in connection with the licensed technology. These revenues are typically derived from Micromet’s proprietary patent portfolio.

Micromet enters into patent licenses and research and development agreements that may contain multiple elements, such as upfront license fees, reimbursement of research and development expenses, milestones related to the achievement of particular stages in product development and royalties. As a result, significant judgment is required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, and if so, how the aggregate contract value should be allocated among the deliverable elements and when to recognize revenue for each element. Micromet recognizes revenue for delivered elements only when the fair values of undelivered elements are known, when the associated earnings process is complete, and when payment is reasonably assured. Changes in the allocation of the contract value between deliverable elements might impact the timing of revenue recognition, but would not change the total revenue recognized on the contract.

Long-Lived and Intangible Assets

The evaluation for impairment of long-lived and intangible assets requires significant management estimates and judgment. Subsequent to the initial recording of long-lived and intangible assets, Micromet must test such assets for impairment. When Micromet conducts its impairment tests, factors that are important in determining whether impairment might exist include assumptions regarding its underlying business and product candidates and other factors specific to each asset being evaluated. Any changes in key assumptions about the business and its prospects, or changes in market conditions or other external factors, could result in an impairment. Such impairment charge, if any, could have a material adverse effect on Micromet’s results of operations.

Fair Value of Equity and Debt Instruments

As part of entering into the merger agreement with CancerVax, Micromet has reassessed its estimate of the fair value for financial reporting purposes of its ordinary and preference shares for the nine months ended September 30, 2005 and the years ended 2004, 2003, and 2002. Micromet did not obtain contemporaneous valuations from an independent valuation specialist. Micromet obtained retrospective valuations as of December 31, 2004 and June 30, 2003 from an independent valuation specialist. The valuations as of other points in time were performed retrospectively by management. Valuations performed by the independent valuation specialists were based on an income approach (discounted cash flows) and corroborated by a market approach (analysis of comparable companies and transactions). Valuations performed by management was based on a market approach (analysis of fluctuations in stock price of comparable companies) taking into consideration the price Micromet received in November 2001 for its preference shares of €11.97, since this was an arms-length transaction. Starting at the beginning of 2002, the biotechnology industry experienced a significant decline in market capitalization. Accordingly, Micromet decreased the estimated fair value of its preference and ordinary shares to approximately €6 to €8 per preference and ordinary share in 2002 and approximately €2 to €4 per preference and ordinary share in the first half of 2003. This was corroborated by an estimated fair value range of €1 to €2 per ordinary share as of June 30, 2003 per the independent valuation specialist. Micromet calculated an estimated fair value of its ordinary shares of €3 per ordinary share as of June 2004. This was corroborated by an estimated fair value range of €3 to €4 per ordinary share as of December 31, 2004 per the independent valuation specialist.

In the determination of the fair value of the debt and equity instruments granted, Micromet used an interest rate of 2.5% to 5% based on the risk-free interest rate of German government bond issuances and a volatility of approximately 95%. For Micromet’s stock-based compensation issued to its employees and supervisory board members, Micromet calculated the minimum value using a near-zero volatility.

Micromet’s reassessment of estimated fair value for the nine months ended September 30, 2005 and the years ended 2004, 2003, and 2002 did not result in a change in fair value of stock options granted to employees and supervisory board members or in warrants granted to third parties. In addition, Micromet’s reassessment of fair value of ordinary and preference shares did not result in any beneficial conversion features in its convertible debt agreements.

Financial Operations Overview

General.  Micromet’s future operating results will depend largely on the magnitude of payments from current and potential future corporate collaborators and the progress of other product candidates currently in its research and development pipeline. The results of its operations will vary significantly from year to year and quarter to quarter and depend on, among other factors, the timing of its entry into new collaborations, the timing of the receipt of payments from collaborators and the cost and outcome of clinical trials. Micromet believes that its existing capital resources at September 30, 2005 should enable it to maintain current and planned operations into the third quarter of 2006, including expected spending related to its co-development of MT103, its product candidate for the treatment of patients with non-Hodgkin’s Lymphoma, which is under development with MedImmune, and increased spending for pre-clinical compound MT110. Micromet’s ability to continue funding planned operations beyond the third quarter of 2006 is dependent upon the success of its collaborations, ability to maintain or reduce its cash burn rate and ability to raise additional funds through equity, debt or other sources of financing. A discussion of certain risks and uncertainties that could affect Micromet’s liquidity, capital requirements and ability to raise additional funds is set forth above under the heading “Risk Factors — Risks Relating To Micromet.”

Micromet does not expect to generate any revenue from the sale of products for several years, if ever. Substantially all of Micromet’s revenue to date has been derived from license fees, research and development payments, and other amounts such as milestone payments or down-payments received from strategic collaborators and licensees, including Serono, MedImmune and Enzon. In the future, Micromet will seek to generate revenue from a combination of license fees, research and development funding and milestone payments in connection with strategic licenses and collaborations, and royalties resulting from the sale of products which incorporate its intellectual property and from sales of any products it successfully develops and commercializes, either alone or in collaboration with third parties. Micromet expects that any revenue generated will fluctuate from quarter to quarter as a result of the timing and amount of payments received under strategic collaborations, and the amount and timing of payments it receives upon the sale of products, to the extent that any are successfully commercialized.

The following table summarizes our primary research and development programs, including the current development status of each program. The term preclinical means Micromet is seeking to obtain demonstrations of therapeutic efficacy in preclinical models of human disease and relevant toxicology and safety data required for an IND filing with the FDA or equivalent international institutions, that will be required prior to commencing a Phase 1 clinical trial to assess safety in humans.

Product Candidate	Primary Indication	Collaborator	Status

Adecatumumab (MT201)(1)	Metastatic Breast Cancer Prostate Cancer	Serono	Clinical Phase 2
MT103(2)	Indolent non-Hodgkin’s Lymphoma	MedImmune	Clinical Phase 1
MT110	Solid tumors	—	Pre-clinical
MT203(3)	Inflammatory diseases	—	Pre-clinical
MT204	Inflammatory diseases	—	Pre-clinical
BiTEtmI	—	MedImmune	Pre-clinical
BiTEtmII	—	MedImmune	Pre-clinical

(1)	This product candidate has been licensed to Serono. Under the license arrangement, Serono has acquired global rights to the product candidate. Serono has an obligation to fully fund all ongoing clinical studies. Serono has a right to terminate the contract upon availability of Phase 2 data, and such data is expected in the second half of 2006. Upon availability of such data, Serono will be required to make a decision as to whether to continue the program. Serono will make certain milestone payments up to approximately $138,000,000 if the product is successfully developed and registered worldwide in three or more indications. In addition, Micromet will receive royalties based on future net sales of the product (as defined in the agreement). Under certain terms and conditions, Micromet may elect to share in the development and commercialization of the product in the US and the European Union in exchange for a share of profits and in lieu of royalties.

(2)	Micromet has established a collaboration agreement with MedImmune. Under the terms of the agreement, MedImmune has licensed the product rights for North America. Micromet has retained all rights for the rest of the world. Under the agreement, each party bears the costs of development in its respective region. In case of programs that are conducted jointly, Micromet bears 40% and MedImmune bears 60% of development costs.

(3)	This program, which was formerly licensed to Enzon, has been terminated as described below.

Revenue-Generating Research and Development Collaborations

Serono International, S.A.

In December 2004, Micromet entered into a collaboration agreement with a wholly-owned subsidiary of Serono International S.A., a leading Swiss biotechnology firm (“Serono”). Pursuant to the agreement, Micromet granted Serono a worldwide license under its relevant patents and know-how to develop, manufacture, commercialize and use adecatumumab (MT201) for the prevention and treatment of any human disease. Serono paid an initial license fee of $10,000,000. Under the terms of the agreement, Serono bears all costs of product development and manufacturing subject to Micromet’s participation right as described below.

Upon receipt of either of the final study reports for the ongoing Phase 2 trials in breast cancer and prostate cancer, which are expected in the second half of 2006, Serono may either elect to terminate the agreement (in which case all rights to adecatumumab (MT201) return to Micromet) or to continue the development of adecatumumab (MT201) at its own expense. Should Serono elect to continue developing adecatumumab (MT201) after receipt of the second final study report, it must make an agreed upon milestone payment. Overall, the agreement provides for Serono to pay up to $138 million in milestone fees if adecatumumab (MT201) is successfully developed and registered worldwide in at least three indications.

Upon completion of the currently ongoing phase 2 clinical trials, Micromet may elect to participate in the costs and expenses of developing and selling adecatumumab (MT201) in the United States and/or Europe. If Micromet participates, then Micromet will share up to 50% of the development costs, as well as certain other expenses, depending on the territory for which Micromet has exercised our co-development option. The parties will co-promote and share the profits from sales of adecatumumab (MT201) in the territories for which the parties shared the development costs. In the other territories, Serono will pay a royalty on net sales of adecatumumab (MT201).

Enzon, Inc. (now Enzon Pharmaceuticals, Inc.)

In April 2002, Micromet entered into a multi-year strategic collaboration with Enzon to identify and develop the next generation of antibody- based therapeutics. In June 2004, the parties amended and restated the collaboration agreement to advance Single-Chain Antibody (“SCA”) therapeutics toward clinical development.

In November 2005, the parties entered into an agreement to end the collaboration to identify and develop antibody-based therapeutics for the treatment of inflammatory and autoimmune diseases. The termination was jointly agreed by the parties as a consequence of Enzon’s efforts to redirect its investments to projects strategically aligned with its near- and long-term business objectives, including an increased focus on cancer. Under the termination agreement, Enzon made a final payment of €1,180,000 in November 2005 to Micromet in satisfaction of its obligations under the collaboration. In addition, Micromet receives rights to the lead compound (MT203) generated within the scope of the collaboration, and Enzon will receive royalties on any future sales of MT203 products.

The termination of the research and development collaboration does not affect the companies’ other agreements, including a cross-license agreement between the parties and a marketing agreement under which Micromet is the exclusive marketing party for the two companies’ combined intellectual property estate in the field of SCA technology. Under the marketing agreement, the two companies share equally in any revenues resulting from Micromet’s marketing and related licensing activities.

MedImmune, Inc.

MT103 Collaboration and License Agreement.  On June 6, 2003, Micromet entered into an agreement with MedImmune to jointly develop its B cell tumor drug, MT103, the most-advanced product candidate of its BiTE platform. Under the terms of the collaboration and license agreement, MedImmune receives Micromet’s product rights to MT103 in North America and will assume responsibility for clinical development, registration and commercialization of the product in that region. As part of the agreement, MedImmune will develop the commercial manufacturing process and supply clinical trial material as well as commercial products for all markets. Micromet retains rights to MT103 outside of North America. Micromet will receive milestone payments based on the successful development, filing, registration and marketing of MT103, as well as royalties on MedImmune’s North American sales of the product, if any. In addition, MedImmune will cover certain development costs incurred by Micromet that are necessary to support the filing of an IND application with the FDA for MT103. After filing of the IND, the parties will share development costs of jointly conducted clinical trials in accordance with the specifications of the agreement.

BiTE Research Agreement.  In addition to the MT103 co-development agreement, the parties have agreed to collaborate to create and develop up to six new products based on the BiTE platform. Micromet is entitled to receive milestones and royalties on future product sales of all resulting BiTE products. Furthermore, Micromet has the option to obtain exclusive European rights for BiTE compounds based on targets non-proprietary to MedImmune and the option to receive co-promotion rights in Europe for BiTE compounds based on MedImmune’s proprietary targets. For each new BiTE molecule, MedImmune will cover full development costs up to Phase 1. Micromet will be responsible for the generation of the new BiTE molecules.

Novuspharma S.p.A., now Cell Therapeutics, Inc.

In August 2002, Micromet entered into a collaboration agreement with Novuspharma SpA (now Cell Therapeutics, Inc. (CTI)). Under this agreement Novuspharma agreed to collaborate with Micromet on the development of adecatumumab (MT201) on a world-wide basis and co-promote the product upon certain conditions, and Novuspharma acquired the right to share profits generated by the sale or licensing of the product worldwide. Novuspharma was required to make certain milestone payments and pay 40% to 50% of the development expenses. In consideration of the payments, Micromet was required to pay Novuspharma 40% of any profits generated in the future by the product.

During 2003, Novuspharma announced that it was to be acquired by CTI. The acquisition was completed on January 2, 2004. Subsequently, CTI management announced that it would not make any payments to Micromet for outstanding invoices and contractually agreed obligations. On February 10, 2004 the cooperation agreement with CTI was terminated on the basis of the failure of CTI to meet its contractual payment obligations. On the same date, Micromet commenced legal proceedings against CTI for breach of contract. On February 23, 2004, CTI filed a counterclaim against Micromet. Based on its assessment of the contract and advice of counsel, management believes that it is likely that Micromet will prevail against CTI in its countersuit and therefore no provisions have been made in the financial statements.

Restructuring Plan

A budget deficit arose due to the termination of the Novuspharma/CTI collaboration of approximately €14,000,000 in 2004. In order to ensure adequate liquidity and to continue the clinical programs, extensive restructuring measures were initiated.

The restructuring measures included reduction of Micromet’s workforce from 135 full-time employees to 90. This was initiated in January 2004 and completed at the end of March 2004. As part of this restructuring, Micromet paid termination benefits of approximately €297,000 (of which €264,000 and €33,000 were included in research and development and general and administrative expense during the year ended December 31, 2004, respectively).

In December 2004, Micromet vacated portions of its leased building. The fair value of the liability at the cease-use date was determined based on the remaining lease rentals, reduced by estimated sublease rentals that could be reasonably obtained and discounted using Micromet’s interest rate of 17%. Accordingly, Micromet recorded an accrual of €840,000 as of December 31, 2004.

Comparison of Results of Operations for the Nine Months Ended September 30, 2005 to the Nine Months Ended September 30, 2004

Revenues

During the nine months ended September 30, 2005 revenue increased approximately 27% to €13,484,000 from €10,580,000 for the nine months ended September 30, 2004. Revenues fluctuate from period to period as a result of the timing and amount of payments received under strategic collaborations. In 2005, €3,362,000 related to research contribution for MT103 and the MedImmune BiTE molecules, €671,000 related to the MT203 collaboration and €7,428,000 related to a newly established collaboration with Serono in December 2004. In the nine months ended September 30, 2004, €3,670,000 related to research contributions for MT103 and the MedImmune BiTE molecules and €1,988,000 related to MT203.

Operating Expenses

Operating expenses for the nine months ended September 30, 2005 and 2004 were as follows:

	Nine Months Ended
	September 30,
Operating expenses	2005	2004
	(in thousands)

Research and development	€17,171	€18,327
General and administrative	€3,399	€3,348

Total operating expenses	€20,570	€21,675

Research and Development Expenses.  Research and development expense consists of costs incurred to discover, research and develop product candidates. These expenses consist primarily of salaries and related expenses for personnel, outside service costs including production of clinical material, fees for services in the context of clinical trials, medicinal chemistry, consulting and sponsored research collaborations, and occupancy and depreciation charges. Micromet expenses research and development costs as incurred.

Any failure to complete the development of its product candidates in a timely manner could have a material adverse effect on Micromet’s operations, financial position and liquidity. A discussion of risks and uncertainties associated with completing projects on schedule, or at all, and some consequences of failing to do so, are set forth above in “Risk Factors — Risks Relating to Micromet.”

Research and development expenses for the nine months ended September 30, 2005 and 2004 were as follows:

	Nine Months Ended
	September 30,
Research & Development Expenses	2005	2004
	(in thousands)

Adecatumumab (MT201)	€5,194	€6,106
MT103	1,718	2,196
MT110	2,545	267
MT203	1,735	3,784
MedImmune BiTEs	1,296	1,086
Licensing and intellectual property	1,865	2,114
Other research and development	1,179	1,086
Depreciation	1,639	1,688

Total Research and Development Expenses	€17,171	€18,327

Total research and development expenses decreased by 6.3% to €17,171,000 during the nine months ended September 30, 2005, as compared to €18,327,000 for the nine months ended September 30, 2004. Spending on adecatumumab(MT201) decreased by €912,000 in the nine months ended September 30, 2005, as a result of reduced spending on clinical material production and process development, compared to the nine months ended September 30, 2004. During the nine months ended September 30, 2005, pre-clinical development expenditure increased primarily due to the MT110 program, which began formal pre-clinical development in 2005. Research and development expenses related to MT203 declined by approximately 54% in the nine months ended September 30, 2005, compared to the prior year, due to reduced activities for pre-clinical and process development. Spending on other research and development has increased by 8.5%, primarily as a result of increased BiTE-generating activities.

General and Administrative Expenses.  General and administrative expense consists primarily of salaries and other related costs for personnel in executive, finance, accounting, legal, information technology, corporate communications and human resource functions. Other costs include facility costs not otherwise included in research and development expense, insurance, and professional fees for legal and accounting services.

General and administrative expenses for the nine months ended September 30, 2005 and 2004 were as follows:

	Nine Months Ended
	September 30,
General & Administrative Expenses	2005	2004
	(in thousands)

Personnel/Travel	€1,794	€1,789
Facility	252	303
Finance	313	199
Other Operating Expenses	708	676
Depreciation	333	380

Total general and administrative expenses	€3,399	€3,348

General and administrative expenses overall increased by 1.5% to €3,399,000 for the nine months ended September 30, 2005, compared to €3,348,000 for the nine months ended September 30, 2004. In the nine month period ended September 30, 2005, Micromet incurred a significant increase in activities, which was partially offset by savings from restructuring.

Other income/expense

Interest and other income, interest expense and other expenses for the nine months ended September 30, 2005 and 2004 were as follows:

	Nine Months Ended
	September 30,
	2005	2004
	(In thousands)

Interest expense	€(3,184)	€(1,710)
Interest income	194	132
Other income/(expense)	318	42

Total other income/(expense)	€(2,672)	€(1,536)

Interest expense related to the 4.5% interest bearing convertible note issued in 2003 to MedImmune, notes issued to eight silent partnerships bearing interest at annual interest rates between 6% and 9% and accruals for the same partnerships for final payments payable upon the respective due dates, a 24% interest bearing bridge loan from current investors issued in November 2004, and a 3% interest bearing convertible notes from Enzon. Interest expense increased from €1,710,000 to €3,184,000, primarily as a result of the 24% interest bearing notes from shareholders obtained in the fourth quarter of 2004. Other expenses in 2005 result from exchange rate fluctuations related to receivables as of December 2004 from the Serono license agreement, which was subsequently paid in January.

Comparison of Results of Operations for the Years Ended December 31, 2004, 2003 and 2002

Revenue

Revenues for the years ended December 31, 2004, 2003 and 2002 were as follows:

	Years Ended December 31,
	2004	2003	2002
	(In thousands)

Revenues
Collaboration agreements	€11,681	€13,112	€3,735
License fees	1,691	50	—
Other	87	27	6

Total revenues	€13,459	€13,189	€3,741

Revenues relate primarily to collaboration agreements for the further development of Micromet’s product pipeline. In 2004, revenues under such arrangements included research and development contributions from MedImmune of approximately €5,523,000, Enzon of approximately €2,668,000, Novuspharma of approximately €2,583,000 and Serono of approximately €911,000. In 2003, revenues included research and development contributions from Novuspharma of approximately €8,028,000, Enzon of approximately €2,832,000, and MedImmune of approximately €2,249,000. In 2002, revenues derived mainly from newly established collaborations with Novuspharma for adecatumumab (MT201) and Enzon for development of single chain antibodies.

Operating Expenses

Operating expenses for the years ended December 31, 2004, 2003 and 2002 were as follows:

	Years Ended December 31
	2004	2003	2002
	(In thousands)

Operating Expenses
Research and development	€26,598	€26,173	€22,428
General and administrative	4,493	3,916	2,566

Total operating expenses	€31,091	€30,089	€24,994

Research and Development Expenses.  Research and development expenses paid to third parties for the years ended December 31, 2004, 2003 and 2002 were as follows:

	Years Ended December 31
	2004	2003	2002
	(In thousands)

Third party R&D expenses
Process Development	6,416	7,623	6,549
Preclinical Development	483	715	1,408
Clinical Development	2,071	1,102	810

Total third party R&D expenses	€8,970	€9,440	€8,767

Process development expenses were mainly incurred for production of good manufacturing practice, or GMP grade clinical trial material, as well as fermentation, purification and formulation development. In 2004, €6,416,000 was spent, of which €6,100,000 was spent on clinical trial material for adecatumumab (MT201), in 2003 €7,623,000 was spent, of which €6,275,000 was spent for development and production of adecatumumab

(MT201) and €1,274,000 was spent on development and production of MT103. In 2002, €6,549,000 was spent, of which €3,227,000 was spent on adecatumumab (MT201) and €1,962,000 was spent on MT103.

Preclinical development expenses cover pharmacological in vitro and in vivo experiments as well as development of analytical testing procedures. Spending decreased in 2004 to €483,000 from €715,000 in 2003 and €1,408,000 in 2002 mainly due to a change in test protocols.

Spending on clinical trials increased to €2,071,000 in 2004 from €1,102,000 in 2003 and €810,000 in 2002. The increase is mainly due to an increased clinical spending for adecatumumab (MT201) Phase 2 clinical trials, which was €1,334,000 in 2004 and €600,000 in 2003.

As a consequence of the restructuring of operations during 2004, Micromet reorganized its operations in order to vacate space that could be offered for subleases. Micromet recorded €840,000 for losses on sublease for the remaining lease period as of December 31, 2004. Micromet recorded an impairment charge of €315,000 related to leasehold improvements that will no longer be utilized. The losses on the sublease and the impairment charge are included in research and development expense in 2004.

General and administrative expenses

General and administrative expenses were €4,493,000, €3,916,000 and €2,566,000 for the years ended December 31, 2004, 2003 and 2002, respectively. In 2003, general and administrative expenses increased by approximately 52.6% over 2002. This increase is primarily due to the increase in the average number of full time equivalent employees from 12 in 2002 to 19 in 2003. In 2004, general and administrative expenses increased by approximately 14.7% over 2003. This increase is primarily due to expenses incurred in connection with Micromet’s restructuring in 2004. As a result of the restructuring, the average number of employees in general administration decreased to 15 during 2004.

Other income/expense

Interest and other income, interest expense and other expenses for the years ended December 31, 2004, 2003 and 2002 were as follows:

	Years ended December 31,
	2004	2003	2002
	(in thousands)

Interest expense	€(2,367)	€(2,072)	€(1,206)
Interest income	212	583	1,029
Other income/(expense)	(367)	(565)	(131)

Total other income (expense)	€(2,522)	€(2,054)	€(308)

Interest expense increased to €2,367,000 in 2004 from €2,072,000 in 2003 and €1,206,000 in 2002 due to the addition of interest bearing facilities during the years.

Interest expense in 2004 related to borrowings from eight silent partnerships bearing interest at annual rates between 6% and 9% and accrued interest for the same partnerships for final payments payable upon the due date, a 7% interest bearing convertible note from Curis, which was modified to a non-interest bearing note in December 2004, a 3% interest bearing convertible note from Enzon, which was modified to a non-interest bearing note in June 2004, a 4.5% interest bearing convertible note issued in 2003 to MedImmune and a 24% interest bearing bridge loan from current investors issued in November 2004.

Interest expense in 2003 related to borrowings from eight silent partnerships bearing interest at annual rates between 6% and 9% and accruals for the same partnerships for final payments payable upon the due date, a 7% interest bearing convertible note from Curis, a 3% interest bearing convertible note from Enzon and to a 4.5% interest bearing convertible note issued in 2003 to MedImmune.

Interest expense in 2002 related to borrowings from eight silent partnerships bearing interest at annual rates between 6% and 9% and accruals for the same partnerships for final payments payable upon the due date, a 7% interest bearing convertible note from Curis and to 3% interest bearing convertible note from Enzon.

Interest income decreased to €212,000 in 2004 from €583,000 in 2003 and €1,029,000 in 2002 due to a reduction in interest bearing investment activity.

Micromet has reserved accruals for contingent liabilities. These liabilities relate to the deduction and reimbursement of input VAT incurred on expenses derived from the increase of the stated capital and to withholding tax duty on royalty payments affecting foreign recipients. The revenue authorities have denied the deduction and Micromet has filed an appeal against the respective assessment. The appeal is pending and depends on the outcome of a model case pending with the supreme fiscal court in a similar matter.

Liquidity and Capital Resources

The accompanying financial statements have been prepared assuming that Micromet will continue as a going concern. This basis of accounting contemplates the recovery of Micromet’s assets and the satisfaction of its liabilities in the normal course of business. Through September 30, 2005 Micromet had an accumulated deficit of approximately €96,370,000 and expects to continue to incur substantial, and possibly increasing, operating losses for the next several years. Micromet has financed its operations through private placements of shares, grant and research contribution revenues, collaborator revenues, and debt financing.

As of December 31, 2004, Micromet had cash, cash equivalents and short-term investments of €9,788,000, a decrease from €15,065,000 as of December 31, 2003. Short-term investments are highly liquid investments with a maturity of three months or less at date of purchase and consist of time deposits and investments in money market funds with commercial banks and financial institutions, short-term commercial paper, and government obligations. During 2004, Micromet was actively engaged in partnering and fundraising efforts and closed a €10,000,000 convertible note with current investors due December 31, 2006. In addition, Micromet entered into a collaboration agreement with Serono in December 2004 that provided for an upfront license fee of $10,000,000, paid in January 2005, and full reimbursement for the adecatumumab (MT201) development costs going forward. As of September 30, 2005, Micromet had cash, cash equivalents and short-term investments of approximately €9,043,000. On October 11, 2005, Micromet raised an additional €4,018,000 in equity from existing shareholders. Micromet believes that it has adequate resources to fund operations into the third quarter of 2006, and if Micromet’s existing shareholders invest an additional €4,000,000, as currently contemplated by an investment agreement with such shareholders then into the fourth quarter of 2006.

The cash flows used in operations primarily consists of salaries and wages for employees, fees paid in connection with conducting clinical trials, expenses for clinical material production, facility and facility-related costs for its office and laboratories, fees paid in connection with preclinical studies, laboratory supplies, consulting fees, and legal fees. To date, the source of revenue from operations has been payments received from collaborators and to a lesser extent royalties on licensing of patents. Micromet’s primary source of cash flows from operations for the foreseeable future will be up-front license payments, payments for the achievement of milestones, and funded research and development that it may receive under collaboration agreements. The timing of any new collaboration agreements and any payments under collaboration agreements cannot be easily predicted and may vary significantly from quarter to quarter.

Net cash provided by operating activities was €207,000 for nine months ended September 30, 2005, as compared to €9,164,000 used for nine months ended September 30, 2004. Cash used in operating activities during the nine months ended September 30, 2005 was primarily to fund Micromet’s net loss of €9,758,000, partially offset by non-cash charges, including depreciation and amortization, accrued interest expense on notes payable and amortization of intangible assets. In addition, Micromet received a $10,000,000 up-front license fee payment under the licensing agreement with Serono. Cash used in operating activities during the nine months ended September 30, 2004 was primarily to fund Micromet’s net loss of €12,632,000, partially offset by non-cash charges, including stock-based compensation expense, depreciation and amortization, accrued interest expense on notes payable and amortization of intangible assets.

Net cash used in operating activities was €12,780,000, €15,697,000 and €15,622,000 for the years 2004, 2003 and 2002, respectively. Cash used in operations could increase if Micromet progresses its pre-clinical product candidate to clinical trials and as it advances our products through advanced stages of clinical development. Micromet expects that the increase in cash used will be partially offset by anticipated payments received under collaboration agreements with MedImmune and Serono, assuming these collaborations continue in accordance with their terms. Depreciation and amortization increased to €2,797,000 from €2,775,000 in 2003 and €2,378,000 in 2002. The increase in depreciation and amortization charges in 2003 compared to 2002 is due to equipment purchases of €5,519,000 made in mid-2002 for which 2003 carried the first full year depreciation charge. Accounts receivable have increased by €8,678,000 to €11,613,000 in 2004 from €2,935,000 in 2003 due to a receivable up-front license fee from Serono in relation to a collaboration agreement signed in December 2004. Deferred revenues have increased by €6,959,000 in 2004 over 2003 due to deferred revenue recognition under the Serono collaboration. Accounts payable and accrued expenses increased by €3,790,000 in 2004 over 2003 due to unpaid invoices for material production.

Net cash used in investing activities was €2,322,000 during the nine months ended September 30, 2005 as compared to €9,352,000 in cash provided by investing activities for the nine months ended September 30, 2004. Significant components of cash flow from investing activities for the nine months ended September 30, 2005 included a €2,291,000 net increase in short term investments and €31,000 in purchases of property and equipment.

Net cash provided by (used in) investing activities was €11,321,000, €1,300,000 and (€3,080,000) for the years 2004, 2003, and 2002, respectively. In 2004 and 2003 net cash provided by investing activities was primarily from the sales of short term investments. In 2002, significant components of cash flows from investing activities included €5,519,000 of purchases of property and equipment and net proceeds of €2,385,000 from the sale of short term investments.

Net cash used in financing activities was €932,000 for the nine months ended September 30, 2005, compared to €741,000 for the nine months ended September 30, 2004. Cash flows used in financing activities for the nine months ended September 30, 2005 and September 30, 2004, respectively, primarily consisted of payments made on long term debt obligations.

Net cash provided by financing activities in 2004 was €7,485,000, as compared to €10,419,000 in 2003 and €12,197,000 in 2002. Significant components of cash flows from financing activities in 2004 included the proceeds of €10,000,000 received upon the issuance of convertible notes to Micromet’s existing investors and net payments of long term debt of €2,494,000. Significant components of cash flows from financing activities in 2003 included proceeds of €10,000,000 received upon the issuance of a convertible note to MedImmune, proceeds from long term financings of €1,386,000 and net payments of long term debt of €927,000. Significant components of cash flows from financing activities in 2002 were net proceeds of €9,302,000 upon the issuance of a convertible note to Enzon, proceeds from long term debt financing of €2,047,000 and proceeds from stock subscription receivables of €1,000,000.

Micromet plans to continue to evaluate the potential of pursuing strategic collaborations to provide resources for further development of its product candidates. Micromet cannot forecast with any degree of certainty whether it will be able to enter into a collaborative agreement on favorable terms or at all. Micromet may also seek funding through public or private financings. If Micromet is successful in raising additional funds through the issuance of equity securities, stockholders will experience substantial dilution, or the equity securities may have rights, preferences or privileges senior to existing shareholders. If Micromet is successful in raising additional funds through debt financings, these financings may involve significant cash payment obligations and covenants that restrict Micromet’s ability to operate its business and make distributions to its shareholders. There can be no assurance that Micromet will be successful in seeking additional capital on acceptable terms, or at all.

Contractual obligations.  Micromet has contractual obligations related to its facility lease, research agreements and financing agreements. The following table sets forth Micromet’s significant contractual obligations as of December 31, 2004:

Contractual obligations (in thousands)	Total	<1 year	1-3 years	4-5 years	>5 years

ETV loans(1)	€1,041	€942	€99	—	—
Operating leases(2)	€15,940	€2,169	€4,304	€4,232	€5,235
Convertible note obligations(3)	€29,490	—	€19,490	—	€10,000
Silent Partnership obligations(4)	€7,059	€29	€2,649	€4,381	—
Curis loan(5)	€3,658	€3,658	—	—	—

Total contractual obligations	€57,188	€6,798	€26,542	€8,613	€15,235

(1)	Equipment purchases were financed under loan agreements with ETV bearing interest at annual rates between 11% and 13%.

(2)	Operating leases were entered into for our premises at Staffelseestrasse 2, 81477 Munich in June 2002. The leases expire in June 2012.

(3)	Convertible notes relate to:

(i)	A MedImmune convertible note for €10,000,000 due in June 2010, bearing interest at an annual rate of 4.5% initially. In October 2005, the conversion elements of this note were adjusted to reflect a capital restructuring of Micromet that included a 1-for-35.5 reverse stock split, a consolidation of all existing series of preferred shares into a preference shares Series (A new) and the creation of new preference shares series (B new). As result, the MedImmune note is now convertible into preference shares series (A new). In addition, the conversion features of the note were also changed such that the note may be converted in full upon a an initial public offering or merger in which the valuation of Micromet is equal or higher than €120,000,000, with the convertibility of the note reduced on a linear basis at lower valuations. A call feature has been added to the note, allowing MedImmune to call the note in full if, after the merger is completed, the combined entity has cash or cash equivalents in excess of €60,000,000. If, at the time of closing of the merger, cash and cash equivalents are lower than €30,000,000, no portion of the note can be called. If cash and cash equivalents are between €30,000,000 and €60,000,000 following the completion of the merger, the callable share of the note is adjusted pro rata on a linear basis;

(ii)	An Enzon note for €9,302,000 due in March 2007, bearing interest at an annual rate of 3% (which was convertible into ordinary shares). As described above, the collaboration with Enzon has been terminated and, in connection with this termination, the Enzon note was converted into 16,836 ordinary shares; and

(iii)	A convertible bridge note from current investors for €10,000,000 due on December 31, 2006, bearing interest at an annual rate of 24%. On October 11, 2005 the note was converted into 18,704 preference shares series (B new).

(4)	Micromet has entered into eight different loan agreements between 1996 and 2000 with silent partnerships. Each of these agreements carries an annual interest rate between 6% and 7% payable quarterly. In addition, beginning with the sixth year of each contract, each note has an additional annual interest rate of 6-7% and a one-time payment of 30-35%, payable when the principal amount is due. In January 2006, the parties agreed to modify the payment schedule for certain of the loan contracts. Upon consummation of the merge with CancerVax, Micromet’s obligations under agreements 1, 2, 4 and 6 will be repaid in full for an aggregate payment of €2,000,000, including accrued interest and success fees. Obligations from agreements 3 and 5 will remain payable as set forth in the table below. The due dates for contracts 7 and 8 will remain as set forth in the table below following the merge with CancerVax. If Micromet engages in any equity financing prior to the due date under these agreements, up to a maximum of 20% of the proceeds from such financing will be used to repay any unpaid obligations under agreements 7 and 8. Application of proceeds from such financings will be applied first to agreement 7, followed by agreement 8.

			One Time
Date	Principal	Interest	Payment	Due Date

1) October 25, 1996	€716,064	€257,783	€214,819	December 31, 2006
2) October 25, 1996	€177,009	€63,723	€53,103	December 31, 2006
3) February 3, 1999	€760,151	€266,053	€266,053	December 31, 2008
4) February 3, 1999	€476,349	€142,905	€142,905	December 31, 2008
5) February 3, 1999	€262,433	€91,851	€91,851	December 31, 2008
6) February 3, 1999	€164,453	€49,336	€49,336	December 31, 2008
7) January 1, 1997	€893,073	€401,883	€312,575	December 31, 2006
8) January 1, 2000	€1,661,699	€598,212	€581,595	December 31, 2008

(5)	In October 2004, Micromet exchanged a convertible note issued to Curis, Inc. for a non-interest bearing loan in the amount of €4,500,000. Two payments of €1,250,000 each were made in November 2004 and October 2005. Of the remaining €2,000,000 balance, €533,333 is due and payable in October 2006. However, upon an exit event (defined as (i) the listing of Micromet shares on an exchange; (ii) a sale of 50% or more of Micromet shares; (iii) a sale of all Micromet assets; or (iv) a merger in which Micromet shareholders hold less than 50% of the combined stock of the surviving entity), the remaining balance becomes payable within 30 days. As such, the entire €3,658,000, including the deferred gain of €408,000 from debt restructuring, is included as a current contractual obligation as of December 31, 2004.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Micromet’s primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of interest rates, particularly because the majority of its investments are in short-term marketable securities. Micromet is also subject to exchange rate sensitivity, particularly the euro/U.S. dollar exchange rate as a result of the fact that its functional currency is the euro and certain of its revenues and expenses are denominated in U.S. dollars. Micromet believes that it is not subject to significant interest expense risk due to the fixed interest rates on the majority of its outstanding debt. It was subject to exchange rate sensitivity for its convertible note to Enzon, which was to be repaid in U.S. dollars. However, this note was converted in December 2005, eliminating any market risk related to the note. Due to the nature of its short-term investments and the limited denomination of its revenues and expenses in currencies other than the euro, Micromet believes that it is not subject to any material market risk exposure.

LEGAL MATTERS

The validity of the CancerVax common stock to be issued in the merger has been passed upon for CancerVax by Latham & Watkins LLP. Certain tax consequences of the merger have been passed upon for Micromet by Cooley Godward LLP. Certain attorneys of Latham & Watkins LLP beneficially own 4,104 shares of CancerVax common stock.

EXPERTS

The financial statements of CancerVax Corporation at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, included in this proxy statement/prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Micromet at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, included in this proxy statement/prospectus and registration statement, have been audited by Ernst & Young AG, independent auditors, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about Micromet’s ability to continue as a going concern, as described in Note 2 to the financial statements), appearing elsewhere herein, and are included in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are CancerVax stockholders will be “householding” our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate proxy statement and annual report, please notify your broker or direct your written request to our Secretary, care of CancerVax Corporation, 2110 Rutherford Road, Carlsbad, California 92008 or contact our Secretary at (760) 494-4200. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request “householding” of their communications should contact their broker.

WHERE YOU CAN FIND MORE INFORMATION

CancerVax has filed annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that CancerVax files at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. CancerVax’s public filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at http://www.sec.gov. Reports, proxy statements and other information concerning CancerVax also may be inspected at the offices of the National Association of Securities Dealers, Inc., Listing Section, 1735 K Street, Washington, D.C. 20006.

CancerVax has filed a Form S-4 registration statement to register with the SEC the offer and sale of the shares of CancerVax common stock to be issued to Micromet Parent stockholders in connection with the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus and proxy statement of CancerVax.

CancerVax has supplied all information contained in this proxy statement/prospectus relating to CancerVax and Merger Sub, and Micromet has supplied all information relating to Micromet and Micromet Parent.

You should rely only on the information contained in this proxy statement/prospectus to vote your shares at the special meeting. We have not authorized anyone to provide you with information that differs from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated [          ], 2006. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to stockholders nor the issuance of shares of CancerVax common stock in the merger shall create any implication to the contrary.

CancerVax, the CancerVax logos and all other CancerVax product and service names are registered trademarks or trademarks of CancerVax Corporation in the United States and in other select countries. Micromet, the Micromet logos and all other Micromet product and service names are registered trademarks or trademarks of Micromet AG in the United States and in other select countries. ‘‘” and “tm” indicate U.S. registration and U.S. trademark, respectively. Other third-party logos and product/trade names are registered trademarks or trade names of their respective companies.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CANCERVAX CORPORATION

MICROMET AG

CANCERVAX CORPORATION

AUDITED FINANCIAL STATEMENTS

Audited Financial Statements for the years ended December 31, 2004, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
CancerVax Corporation:

We have audited the accompanying consolidated balance sheets of CancerVax Corporation (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CancerVax Corporation at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of CancerVax Corporation’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young llp

San Diego, California
March 4, 2005

CANCERVAX CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands, except par value amounts)

	December 31,
	2004	2003

ASSETS
Current assets:
Cash and cash equivalents	$40,588	$101,681
Securities available-for-sale	24,485	5,411
Restricted cash	—	1,000
Receivables under collaborative agreement	26,210	—
Other current assets	1,573	917

Total current assets	92,856	109,009
Property and equipment, net	15,650	10,529
Goodwill	5,381	5,381
Intangibles, net	625	519
Restricted cash	1,280	1,000
Other assets	368	569

Total assets	$116,160	$127,007

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$11,354	$5,650
Current portion of deferred revenue	7,595	—
Current portion of long-term debt	525	6,091

Total current liabilities	19,474	11,741
Deferred revenue, net of current portion	17,139	—
Long-term debt, net of current portion	6,355	1,811
Other liabilities	1,734	682
Commitments
Stockholders’ equity:
Preferred stock, $.00004 par value; 10,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.00004 par value; 75,000 shares authorized; 27,808 and 26,736 shares issued and outstanding at December 31, 2004 and 2003, respectively	1	1
Additional paid-in capital	257,582	245,314
Accumulated other comprehensive income (loss)	(71)	3
Deferred compensation	(1,276)	(3,353)
Accumulated deficit	(184,778)	(129,192)

Total stockholders’ equity	71,458	112,773

Total liabilities and stockholders’ equity	$116,160	$127,007

See accompanying notes to consolidated financial statements.

CANCERVAX CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Years Ended December 31,
	2004	2003	2002

Revenues:
License fee	$316	$—	$—
Collaborative agreement	1,210	—	—

Total revenues	1,526	—	—
Operating expenses:
Research and development	43,102	27,725	24,517
General and administrative	12,310	6,826	6,514
Amortization of employee stock-based compensation	1,864	2,643	1,412
Purchased in-process research and development	—	—	2,840

Total operating expenses	57,276	37,194	35,283

Other income (expense):
Interest income	920	553	691
Interest expense	(756)	(932)	(621)

Total other income (expense)	164	(379)	70

Net loss	(55,586)	(37,573)	(35,213)
Accretion to redemption value of redeemable convertible preferred stock	—	(7,867)	(7,635)
Deemed dividend resulting from beneficial conversion feature on Series C preferred stock	—	(14,775)	—

Net loss applicable to common stockholders	$(55,586)	$(60,215)	$(42,848)

Basic and diluted net loss per share(1)	$(2.08)	$(13.30)	$(153.85)

Weighted averaged shares used to compute basic and diluted net loss per share(1)	26,733	4,527	279

The allocation of employee stock-based compensation is as follows:
Research and development	$531	$838	$379
General and administrative	1,333	1,805	1,033

	$1,864	$2,643	$1,412

(1)	As a result of the conversion of our preferred stock into 20.1 million shares of our common stock upon completion of our initial public offering on November 4, 2003, there is a lack of comparability in the basic and diluted net loss per share amounts for the periods presented above. Please reference Note 1 for an unaudited pro forma basic and diluted net loss per share calculation for the periods presented.

See accompanying notes to consolidated financial statements.

CANCERVAX CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(In thousands)

						Accumulated
						Other			Total
	Convertible				Additional	Comprehensive			Stockholders’
	Preferred Stock		Common Stock		Paid-in	Income	Deferred	Accumulated	Equity
	Shares	Amount	Shares	Amount	Capital	(Loss)	Compensation	Deficit	(Deficit)

Balance at December 31, 2001	25,046	$1	358	$—	$5,466	$—	$—	$(26,129)	$(20,662)
Issuance of common stock under equity compensation plans, net	—	—	138	—	182	—	—	—	182
Deferred employee stock-based compensation	—	—	—	—	2,740	—	(2,740)	—	—
Amortization of deferred employee stock-based compensation, net	—	—	—	—	(60)	—	1,472	—	1,412
Issuance of stock options to consultants	—	—	—	—	41	—	—	—	41
Issuance of warrants in conjunction with debt and facility lease	—	—	—	—	319	—	—	—	319
Issuance of preferred stock in conjunction with Cell-Matrix acquisition	2,143	—	—	—	5,721	—	—	—	5,721
Accretion to redemption value of redeemable convertible preferred stock	—	—	—	—	—	—	—	(7,635)	(7,635)
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	(35,213)	(35,213)
Unrealized loss on securities available-for-sale	—	—	—	—	—	(43)	—	—	(43)

Total comprehensive loss	—	—	—	—	—	—	—	—	(35,256)

Balance at December 31, 2002	27,189	1	496	—	14,409	(43)	(1,268)	(68,977)	(55,878)
Issuance of common stock under equity compensation plans and upon exercise of warrants	—	—	133	—	263	—	—	—	263
Deferred employee stock-based compensation	—	—	—	—	4,999	—	(4,999)	—	—
Amortization of deferred employee stock-based compensation, net	—	—	—	—	(271)	—	2,914	—	2,643
Issuance of stock options to consultants	—	—	—	—	131	—	—	—	131
Issuance of warrants in conjunction with a research consulting agreement	—	—	—	—	245	—	—	—	245
Issuance of common stock in initial public offering	—	—	6,000	—	65,139	—	—	—	65,139
Conversion of redeemable convertible preferred stock into common stock	—	—	13,892	1	145,623	—	—	—	145,624
Conversion of convertible preferred stock into common stock	(27,189)	(1)	6,215	—	1	—	—	—	—
Deemed dividend resulting from beneficial conversion feature on Series C redeemable convertible preferred stock	—	—	—	—	14,775	—	—	(14,775)	—
Accretion to redemption value of redeemable convertible preferred stock	—	—	—	—	—	—	—	(7,867)	(7,867)
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	(37,573)	(37,573)
Unrealized gain on securities available-for-sale	—	—	—	—	—	46	—	—	46

Total comprehensive loss	—	—	—	—	—	—	—	—	(37,527)

						Accumulated
						Other			Total
	Convertible				Additional	Comprehensive			Stockholders’
	Preferred Stock		Common Stock		Paid-in	Income	Deferred	Accumulated	Equity
	Shares	Amount	Shares	Amount	Capital	(Loss)	Compensation	Deficit	(Deficit)

Balance at December 31, 2003	—	—	26,736	1	245,314	3	(3,353)	(129,192)	112,773
Issuance of common stock under equity compensation plans, net	—	—	72	—	376	—	—	—	376
Amortization of deferred employee stock-based compensation, net	—	—	—	—	(213)	—	2,077	—	1,864
Issuance of stock options to consultants	—	—	—	—	105	—	—	—	105
Issuance of common stock in connection with collaboration agreement	—	—	1,000	—	12,000	—	—	—	12,000
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	(55,586)	(55,586)
Unrealized loss on securities available-for-sale	—	—	—	—	—	(74)	—	—	(74)

Total comprehensive loss	—	—	—	—	—	—	—	—	(55,660)

Balance at December 31, 2004	—	$—	27,808	$1	$257,582	$(71)	$(1,276)	$(184,778)	$71,458

See accompanying notes to consolidated financial statements.

CANCERVAX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,
	2004	2003	2002

Cash flows from operating activities:
Net loss	$(55,586)	$(37,573)	$(35,213)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash stock-based compensation	2,113	2,913	1,499
Investment income from securities available-for-sale	413	216	(94)
Depreciation	2,071	1,891	1,443
Amortization of intangibles	225	252	209
Purchased in-process research and development	—	—	2,840
Deferred rent	324	446	80
Changes in operating assets and liabilities:
Receivables under collaborative agreement	(1,210)	—	—
Other assets	(599)	(759)	(51)
Accounts payable and accrued liabilities	6,433	1,742	500
Deferred revenue	(266)	—	—

Net cash used in operating activities	(46,082)	(30,872)	(28,787)
Cash flows from investing activities:
Cash paid in Cell-Matrix acquisition	—	—	(222)
Purchases of property and equipment	(7,192)	(1,575)	(4,421)
Purchases of securities available-for-sale	(56,722)	(2,942)	(10,567)
Maturities of securities available-for-sale	37,161	1,998	—
Sale of securities available-for-sale	—	5,481	500
Increase in intangibles	(331)	(183)	(234)
(Increase) decrease in restricted cash	720	(450)	578

Net cash provided by (used in) investing activities	(26,364)	2,329	(14,366)
Cash flows from financing activities:
Proceeds from long-term debt	6,230	462	4,901
Payments on long-term debt	(7,253)	(2,900)	(1,541)
Proceeds from equity compensation plans, net	376	263	182
Proceeds from issuance of common stock, net	12,000	65,139	—
Proceeds from issuance of preferred stock, net	—	41,177	55,591

Net cash provided by financing activities	11,353	104,141	59,133
Increase (decrease) in cash and cash equivalents	(61,093)	75,598	15,980
Cash and cash equivalents at beginning of year	101,681	26,083	10,103

Cash and cash equivalents at end of year	$40,588	$101,681	$26,083

Supplemental cash flow information:
Cash paid during the year for interest	$751	$750	$416

Supplemental schedule of non-cash activities:
Unrealized gain (loss) on securities available-for-sale	$(74)	$46	$(43)

Value of stock issued in Cell-Matrix acquisition	$—	$—	$5,721

Issuance of warrants in connection with debt, facility lease and research consulting agreement	$—	$245	$296

Conversion of preferred stock into common stock	$—	$145,624	$—

Deferred up-front license fee receivable under collaborative agreement	$24,684	$—	$—

See accompanying notes to consolidated financial statements.

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Summary of Significant Accounting Policies

Organization and Business

We were incorporated in Delaware in June 1998 and commenced substantial operations in the third quarter of 2000. We are focused on the research, development and commercialization of novel biological products for the treatment and control of cancer. Our lead product candidate, Canvaxin, which we are developing in collaboration with Serono Technologies, S.A., a Swiss Corporation, is currently in two worldwide Phase 3 clinical trials for the treatment of patients with advanced-stage melanoma.

Principles of Consolidation

The accompanying consolidated financial statements include our accounts and those of our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Our management has made a number of estimates and assumptions relating to the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities in conformity with accounting principles generally accepted in the United States. On an on-going basis, we evaluate our estimates, including those related to revenue recognition and the valuation of goodwill, intangibles and other long-lived assets. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments with an original maturity of less than three months when purchased. Our cash equivalents as of December 31, 2004 and 2003 totaled $38.7 million and $101.5 million, respectively, and consist of money market accounts.

Securities Available-for-Sale

We consider investments with a maturity date of more than three months from the date of purchase to be short-term investments and we have classified these securities as available-for-sale. Such investments are carried at fair value, with unrealized gains and losses included as accumulated other comprehensive income (loss) in stockholders’ equity. The cost of available-for-sale securities sold is determined based on the specific identification method.

Fair Value of Financial Instruments

We carry our cash and cash equivalents and securities available-for-sale at market value. The carrying amount of receivables under collaborative agreement, accounts payable and accrued liabilities are considered to be representative of their respective fair values due to their short-term nature. Our long-term debt bears interest at a variable rate based on the prime rate and therefore we believe the fair value of our long-term debt approximates its carrying value.

Concentrations of Risk

Financial instruments that potentially subject us to a significant concentration of credit risk consist primarily of cash and cash equivalents and securities available-for-sale. We maintain deposits in federally insured financial

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

institutions in excess of federally insured limits. We do not believe we are exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held. Additionally, we have established guidelines regarding diversification of our investment portfolio and maturities of investments, which are designed to maintain safety and liquidity.

We rely on the availability and condition of our sole biologics manufacturing facility to manufacture Canvaxin and our warehouse facility for storage of the materials used in the manufacture of Canvaxin. Currently, we have no alternative facilities or third-party contract manufacturers approved for the manufacture of Canvaxin or for the storage of the materials used in the manufacture of Canvaxin. Any disruption in our Canvaxin manufacturing operations could result in a lack of supply of Canvaxin which, in turn, could delay our clinical trials and potential commercial sales, if any.

We obtain bacillus Calmette-Guerin, or BCG, an adjuvant that we administer to patients with Canvaxin, from a single source of supply. Our supply agreement for BCG automatically renews for successive one-year terms although the supplier may terminate the agreement if we fail to purchase BCG for specified periods of time. If we must obtain a new source for BCG, we may be required to conduct a comparability study before patients can be administered BCG from the new source. We purchased BCG in 2004, which should preserve our supply agreement for the foreseeable future.

All revenues recognized in 2004 relate to our collaboration agreement with Serono (Note 6).

Property and Equipment

Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets (ranging from three to seven years) using the straight-line method. Leasehold improvements are amortized over the estimated useful life of the asset or the lease term, whichever is shorter.

Patents

We capitalize the costs associated with the preparation, filing and maintenance of certain of our patents and patent applications and amortize these costs on a straight-line basis over 14 years, which represents the expected life of the patents and patent applications. Our capitalized patents are reviewed regularly for impairment in accordance with our policy regarding impairment of long-lived assets. Gross capitalized patent costs were $0.7 million and $0.4 million as of December 31, 2004 and 2003, respectively. Accumulated amortization of capitalized patent costs was $0.1 million and $0.1 million as of December 31, 2004 and 2003, respectively.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards, or SFAS, No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets to be held and used, including property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets or related asset group may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the asset or asset group, the carrying amount of the asset is written down to its estimated fair value. Long-lived assets to be disposed of are carried at fair value less costs to sell.

In February 2005, we received notification from Eyetech Pharmaceuticals, Inc. regarding its decision to terminate its sublicense agreement with us, effective May 2005. As a result, we performed a recoverability test of the long-lived assets included in our Cell-Matrix asset group in accordance with SFAS No. 144. The recoverability test was based on the estimated undiscounted future cash flows expected to result from the use of the Cell-Matrix asset group. We believe such undiscounted future cash flows are sufficient to recover the carrying amount of the

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cell-Matrix asset group and therefore the Cell-Matrix asset group is not considered to be impaired as of December 31, 2004.

Goodwill

We have goodwill with a carrying value of $5.4 million at December 31, 2004 and 2003, which resulted from our acquisition of Cell-Matrix, Inc. in January 2002. We have assigned the goodwill to our Cell-Matrix reporting unit. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we do not amortize goodwill. Instead, we review goodwill for impairment at least annually and more frequently if events or changes in circumstances indicate a reduction in the fair value of the reporting unit to which the goodwill has been assigned. Goodwill is determined to be impaired if the fair value of the reporting unit to which the goodwill has been assigned is less than its carrying amount, including the goodwill. In the fourth quarter of 2004, we performed our annual goodwill impairment test in accordance with SFAS No. 142 and determined that goodwill was not impaired.

Revenue Recognition

We recognize revenue in accordance with the provisions of Securities and Exchange Commission Staff Accounting Bulletin, or SAB, No. 101, Revenue Recognition in Financial Statements, SAB No. 104, Revenue Recognition, corrected copy, and Emerging Issues Task Force, or EITF, Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. Accordingly, revenue is recognized once all of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured. Any amounts received prior to satisfying these revenue recognition criteria are recorded as deferred revenue in the accompanying consolidated balance sheets.

Collaborative agreement revenues, representing nonrefundable amounts received for shared pre-commercialization expenses, are recognized as revenue in the period in which the related expenses are incurred, assuming that collectibility is reasonably assured and the amount is reasonably estimable. In 2004, collaborative agreement revenues represented Serono’s share of Canvaxin pre-commercialization expenses under the agreement, which were incurred by us after the effective date of the collaboration agreement (Note 6).

Nonrefundable up-front license fees where we have continuing involvement through research and development collaborations or other contractual obligations are initially deferred and recognized as revenue over the estimated period for which we continue to have a performance obligation. In 2004, license fee revenues represented the portion of the $25.0 million up-front license fee received from Serono recognized as revenue (Note 6).

As long as the milestone achieved is considered to be substantive in nature and at-risk, the achievability of the milestone was not reasonably assured at the inception of the agreement, and the associated services are provided at fair value, nonrefundable milestone payments are recognized as revenue when earned and collectibility is reasonably assured. Otherwise, the milestone payment is deferred and recognized as revenue over the estimated period for which we continue to have a performance obligation. To date, we have not recognized revenues from milestone payments.

We regularly review our estimates of the period over which we have an ongoing performance obligation.

Research and Development

Research and development expenses consist primarily of costs associated with the clinical trials of our product candidates, compensation and other expenses for research and development personnel, supplies and development materials, costs for consultants and related contract research, facility costs and depreciation. Expenditures relating to research and development are expensed as incurred.

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net Loss Per Share

We calculate net loss per share in accordance with SFAS No. 128, Earnings Per Share. Accordingly, basic and diluted loss per share is calculated by dividing net loss applicable to common stockholders by the weighted average number of common shares outstanding for the period, reduced by the weighted average unvested common shares subject to repurchase, without consideration for common stock equivalents.

The actual net loss per share amounts for 2004, 2003 and 2002 were computed based on the shares of common stock outstanding during the respective periods. The actual net loss per share for the years ended December 31, 2004 and 2003 reflects the 6.0 million shares of our common stock issued in our initial public offering on November 4, 2003 and the 20.1 million shares of our common stock issued upon conversion of our preferred stock in conjunction with the initial public offering. As a result of the issuance of these common shares on November 4, 2003, there is a lack of comparability in the basic and diluted net loss per share amounts for the periods presented below. In order to provide a more relevant measure of our operating results, the following unaudited pro forma net loss per share calculation has been provided. The shares used to compute unaudited pro forma basic and diluted net loss per share represent the weighted average common shares used to calculate actual basic and diluted net loss per share, increased to include the assumed conversion of all outstanding shares of preferred stock into shares of common stock using the as-if converted method as of the beginning of each year presented or the date of issuance, if later.

	2004	2003	2002
	(In thousands, except
	per share amounts)

Actual:
Numerator:
Net loss, as reported	$(55,586)	$(37,573)	$(35,213)
Accretion to redemption value of redeemable convertible preferred stock	—	(7,867)	(7,635)
Deemed dividend resulting from beneficial conversion feature on Series C preferred stock	—	(14,775)	—

Net loss applicable to common stockholders, as reported	$(55,586)	$(60,215)	$(42,848)

Denominator:
Weighted average common shares outstanding	26,784	4,643	469
Weighted average unvested common shares subject to repurchase	(51)	(116)	(190)

Weighted average common shares used to calculate basic and diluted loss per share	26,733	4,527	279

Basic and diluted net loss per share	$(2.08)	$(13.30)	$(153.85)

Pro forma:
Numerator:
Net loss, as reported	$(55,586)	$(37,573)	$(35,213)
Deemed dividend resulting from beneficial conversion feature on Series C preferred stock	—	(14,775)	—

Pro forma net loss applicable to common stockholders	$(55,586)	$(52,348)	$(35,213)

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2004	2003	2002
	(In thousands, except
	per share amounts)

Denominator:
Weighted average common shares used to calculate basic and diluted loss per share	26,733	4,527	279
Pro forma adjustments to reflect weighted average effect of assumed conversion of preferred stock	—	14,098	13,132

Weighted average shares used to compute pro forma basic and diluted net loss per share	26,733	18,625	13,411

Pro forma basic and diluted net loss per share	$(2.08)	$(2.81)	$(2.63)

The following common stock equivalents were excluded from the calculation of actual diluted loss per share as their effect would be antidilutive (in thousands):

	December 31,
	2004	2003	2002

Preferred stock	—	—	15,431
Common stock subject to repurchase	25	91	150
Stock options	3,182	2,032	1,058
Stock warrants	86	86	66

	3,293	2,209	16,705

Stock-Based Compensation

We account for our employee stock-based compensation under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, stock-based compensation expense related to employee stock options is recorded if, on the date of grant, the fair value of the underlying stock exceeds the exercise price of the option. In 2003 and 2002, we recorded deferred stock-based compensation of $5.0 million and $2.7 million, respectively, representing the difference between the estimated fair value of our common stock and the exercise price of the stock options on their respective grant dates. Deferred stock-based compensation is recognized and amortized on an accelerated basis in accordance with FASB Interpretation, or FIN, No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, over the vesting period of the related options, which is generally four years. In 2004, 2003 and 2002, we recognized stock-based compensation expense related to employee stock option grants of $1.9 million, $2.6 million and $1.4 million, respectively.

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table illustrates the effect on net loss and loss per share for 2004, 2003 and 2002 if we had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-based Compensation, as amended, to employee stock-based compensation. For purposes of the pro forma disclosures, the estimated fair value of employee stock options is amortized to expense over the vesting period of the related options using the accelerated method.

	2004	2003	2002
	(In thousands, except
	per share amounts)

Net loss applicable to common stockholders, as reported	$(55,586)	$(60,215)	$(42,848)
Add: Stock-based employee compensation expense included in net loss applicable to common stockholders, as reported	1,864	2,643	1,412
Deduct: Stock-based employee compensation expense determined under the fair value based method for all awards	(6,256)	(3,763)	(1,939)

Pro forma net loss applicable to common stockholders	$(59,978)	$(61,335)	$(43,375)

Loss per share:
Basic and diluted net loss per share, as reported	$(2.08)	$(13.30)	$(153.85)

Pro forma basic and diluted net loss per share	$(2.24)	$(13.55)	$(155.74)

The fair value of our employee stock options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003	2002

Dividend yield	0%	0%	0%
Expected volatility	70%	70%	70%
Risk-free interest rate	3.25%	2.63%	3.81%
Expected life in years	4.89	4.85	4.97
Weighted average per share grant date fair value:
Stock options granted with exercise prices below fair value	$—	$7.14	$8.58
Stock options granted with exercise prices equal to fair value	$6.47	$6.29	$1.77

The fair value of our employee stock purchase plan, or ESPP, purchase rights was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2004: dividend yield of 0%, volatility of 70%, risk-free interest rate of 1.99% and expected life of 0.53 years. The weighted average grant date fair value of ESPP purchase rights was $3.95 per share for 2004.

As required under SFAS No. 123, the pro forma effects of employee stock-based compensation on net loss are estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because our employee stock-based compensation has characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, we believe that the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock-based compensation.

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123R. SFAS No. 123R, which will be effective for our fiscal third quarter of 2005, requires that employee stock-based compensation is measured based on its fair value on the grant date and is treated as an expense that is reflected in the financial statements over the related service period. SFAS No. 123R applies to all employee equity awards granted after adoption and to the unvested portion of equity awards outstanding as of adoption. We currently anticipate adopting SFAS No. 123R using the modified-prospective

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

method effective January 1, 2006. While we are currently evaluating the impact on our consolidated financial statements of the adoption of SFAS No. 123R, we anticipate that our adoption of SFAS No. 123R will have a significant impact on our results of operations for 2005 and future periods although our overall financial position will not be effected.

We also periodically grant stock options to non-employees in exchange for services which we account for in accordance with SFAS No. 123 and EITF Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services. Accordingly, the value of stock options granted to non-employees is periodically revalued as the options vest and is recognized to expense over the related service period. In 2004, 2003 and 2002, we recognized expense related to non-employee stock options of approximately $0.1 million, $0.1 million and $41,000, respectively. The fair value of the non-employee stock options was determined using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 70%, risk-free interest rates ranging from 2.84% to 5.97% and expected life equal to the remaining contractual term of the options.

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Segment Information

We operate in one segment, which is the research, development and commercialization of novel biological products for the treatment and control of cancer. The chief operating decision-makers review our operating results on an aggregate basis and manage our operations as a single operating segment.

Guarantees

We account for guarantees in accordance with FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of certain guarantees and requires certain disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued.

In the ordinary course of our business, we enter into agreements with third parties, including corporate partners, contractors and clinical sites, which contain standard indemnification provisions. Under these provisions, we generally indemnify and hold harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of our activities. Although the maximum potential amount of future payments we could be required to make under these indemnification provisions is unlimited, to date we have not incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. Additionally, we have insurance policies that, in most cases, would limit our exposure and enable us to recover a portion of any amounts paid. Therefore, we believe the estimated fair value of these agreements is minimal and accordingly, we have not accrued any liabilities for these agreements as of December 31, 2004.

Effect of New Accounting Standards

In March 2004, the FASB issued EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF Issue No. 03-1 requires certain quantitative and qualitative disclosures with respect to securities in an unrealized loss position accounted for under SFAS No. 115 and SFAS No. 124 and for cost method investments. We have provided the disclosure information required by EITF Issue No. 03-1 in Note 3. EITF Issue No. 03-1 also describes a three-step model to measure and recognize other-than-temporary impairments of investments in marketable securities, however, the effectiveness of the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

measurement and recognition guidance of EITF Issue No. 03-1 has been indefinitely delayed. We do not expect that the adoption of the measurement and recognition guidance of EITF Issue No. 03-1, as currently contemplated, will have a material impact on our operating results and financial position.

2.	Cell-Matrix Acquisition

On January 17, 2002, we acquired all of the outstanding common shares of Cell-Matrix, Inc. in a transaction accounted for as a purchase. Cell-Matrix is developing anti-angiogenesis technology to treat cancer and other diseases. The acquisition of Cell-Matrix allowed us to expand existing product pipelines and technologies to include anti-angiogenesis product candidates that we believe will complement and enhance our specific active immunotherapy development platform. The purchase price of the acquisition was as follows (in thousands):

Value of preferred stock issued in acquisition	$5,721
Cash paid at acquisition	118
Acquisition-related costs	104
Assumed contractual obligations due to related parties	2,500

$8,443

The 2.1 million shares of Acquisition preferred stock issued to acquire Cell-Matrix converted into 0.5 million shares of common stock upon completion of our initial public offering in November 2003. In the acquisition, we assumed $2.5 million of notes payable to certain parties who became our stockholders upon completion of the acquisition. The notes and accrued interest thereon were paid in full in January 2004.

The purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the purchase price over the fair values of assets and liabilities acquired was allocated to goodwill. The estimated fair values of the assets acquired and liabilities assumed as of the acquisition date are as follows (in thousands):

Property and equipment acquired	$222
In-process research and development	2,840
Goodwill	5,381

$8,443

The principal technology acquired was monoclonal antibodies, which were in the process of being developed. Purchased in-process research and development was expensed upon acquisition, in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method, as ultimate commercialization of the antibodies acquired is uncertain and the technology has no alternative uses. The fair value of each of the in-process research and development projects was based on a cost approach that attempts to estimate the costs of replicating the technology including outside contracted services, the level of full time employees and lab supplies that would be required in the development effort, net of tax. Management was primarily responsible for the estimates and assumptions used in determining each of the above factors and believes that the analysis was performed based on the most relevant available data. As of December 31, 2004, due to the inherent uncertainty and lengthy development life of the underlying antibodies, we cannot estimate with any certainty the costs that will be incurred, or the anticipated completion dates, in the continued development of these antibodies. The $5.4 million of goodwill and $2.8 million of in-process research and development resulting from the acquisition are not expected to be deductible for tax purposes.

The accompanying consolidated statements of operations for 2004, 2003 and 2002 include the operating results of Cell-Matrix since the date of the acquisition. Pro forma unaudited results of operations for the year ended December 31, 2002 are not included because the operating results of Cell-Matrix prior to the January 17, 2002 acquisition date were not material.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Balance Sheet Details

Securities Available-For-Sale

Securities available-for-sale consists of the following (in thousands):

			Gross	Gross
	Amortized	Accrued	Unrealized	Unrealized
	Cost	Interest	Gains	Losses	Fair Value

December 31, 2004:
U.S. government securities	$9,897	$90	$—	$—	$9,987
Corporate debt securities	14,468	101	—	(71)	14,498

	$24,365	$191	$—	$(71)	$24,485

December 31, 2003:
U.S. government securities	$5,011	$101	$2	$—	$5,114
Corporate debt securities	293	3	1	—	297

	$5,304	$104	$3	$—	$5,411

All available-for-sale debt securities have contractual maturities of less than 12 months as of December 31, 2004. Our available-for-sale corporate debt securities consist of corporate bonds issued by five Fortune 500 companies, all of which were in a continuous unrealized loss position for less than 12 months as of December 31, 2004. The unrealized losses on these securities were primarily caused by recent increases in market interest rates. The contractual terms of these securities do not permit settlement at a price less than the amortized cost. Based on an evaluation of the credit standing of each issuer, we believe it is probable that we will be able to collect all amounts due according to the contractual terms of each security. Therefore, we do not expect the bonds to be settled at a price less than amortized cost. Because we have the ability and intent to hold these securities until a recovery of fair value, which may be at maturity, we do not consider these securities to be other-than-temporarily impaired as of December 31, 2004.

Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31,
	2004	2003

Leasehold improvements	$10,335	$6,450
Manufacturing and lab equipment	6,364	5,265
Office equipment and furniture	1,735	1,519
Computer equipment	1,362	1,053
Construction in progress	1,908	226

	21,704	14,513
Less accumulated depreciation and amortization	(6,054)	(3,984)

	$15,650	$10,529

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consists of the following (in thousands):

	December 31,
	2004	2003

Accounts payable	$4,963	$2,445
Accrued employee benefits	2,967	2,041
Accrued clinical trial patient costs	1,047	591
Accrued technology access fees (Note 6)	800	—
Other accrued liabilities and expenses	1,577	573

	$11,354	$5,650

4.	Related Party Transactions

We were founded in 1998 by Donald L. Morton, M.D., who is currently Medical Director and Surgeon-in-Chief and a member of the board of directors of the John Wayne Cancer Institute, or JWCI, a cancer research institute located in Santa Monica, California. Dr. Morton is a member of our board of directors and a significant stockholder. Since our inception in 1998, we have entered into various transactions with Dr. Morton and entities affiliated with Dr. Morton, including JWCI.

JWCI provides us with certain services related to our Canvaxin Phase 3 clinical trials under a clinical trial services agreement and is a participating site in the clinical trials. Under the terms of the clinical trial services agreement, as amended, we will make annual payments of $25,000 to JWCI while payments to the clinical trial sites are covered by National Cancer Institute grants and thereafter an annual amount equal to the greater of actual amounts incurred by JWCI in connection with the Canvaxin Phase 3 clinical trials or $50,000. We also will reimburse JWCI for certain expenses incurred. In 2004, 2003 and 2002, we paid to JWCI $0.3 million, $0.4 million and $0.3 million, respectively, for services provided under the clinical trial services agreement, participation in the clinical trials and certain other services.

We had a consulting and non-compete agreement with Dr. Morton that expired in December 2004. Under the terms of the agreement, we paid Dr. Morton $150,000 per year to provide consulting services related to the development and commercialization of Canvaxin and our other product candidates as well as consult on medical and technical matters as requested. We are currently negotiating an extension of Dr. Morton’s consulting and non-compete agreement with modified terms, however, we cannot be certain that the agreement will be renewed.

In 2000, we entered into an agreement with OncoVac, Inc., an entity owned by Dr. Morton, under which we were assigned the rights to certain patents and patent applications, cell banks and manufacturing know-how related to Canvaxin that were originally cross-licensed from JWCI by OncoVac. In exchange for the cross-license, we issued 284,090 shares of our common stock to JWCI and agreed to pay an aggregate of $1,250,000 to JWCI, of which $500,000 was paid upfront and the remainder is due in annual installments of $125,000 through June 2006. Of the total amount, $250,000 remains unpaid as of December 31, 2004 (Note 5). Under the cross-license agreement, we are also obligated to pay to JWCI 50% of the initial net royalties we receive on sales of Canvaxin, if any, by our sublicensees, up to $3.5 million. Subsequently, we are obligated to pay to JWCI a 1% royalty on net sales, if any, of Canvaxin to third parties by us, our sublicensees and affiliates. Under separate agreements entered into with OncoVac in 2000, we were assigned the cross-license agreement with JWCI, a supply agreement and a trademark in exchange for the issuance of 408,163 shares of Series A preferred stock. We also entered into a contribution of technology and exchange agreement with Dr. Morton in 2000 under which we acquired three Canvaxin cell lines and certain patent rights in exchange for a cash payment of $550,000 and the conversion of certain preferred shares owned by Dr. Morton.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In 2000, we also entered into an agreement with Cancer Diagnostics Laboratories, Inc., or CDL, which is also controlled by Dr. Morton, under which we acquired 20 cell lines and licenses to certain patent rights and related technology in exchange for $750,000 and assumed CDL’s obligation to pay a royalty of up to 2% of net sales of any commercialized products that include the acquired cell lines. We capitalized the acquired cell lines and licensed technology rights as an intangible asset at their acquired cost and amortized the asset on a straight-line basis over four years. Accumulated amortization of the asset was $750,000 and $562,500 as of December 31, 2004 and 2003, respectively.

5.	Debt Obligations and Lease Commitments

Debt Obligations

Debt consists of the following (in thousands):

	December 31,
	2004	2003

Equipment and tenant improvement loans	$6,630	$4,802
Notes payable to related parties (Note 2)	—	2,725
Installment obligations due to JWCI (Note 4)	250	375

	6,880	7,902
Current portion of debt	(525)	(6,091)

Long-term debt, less current portion	$6,355	$1,811

In December 2004, we entered into an $18.0 million loan and security agreement with a financing institution. We may draw on the credit facility at any time prior to December 31, 2005 and all borrowings under the credit facility must be paid in full by December 31, 2009. Borrowings under the credit facility will initially bear interest at either a fixed or variable rate at our option. The fixed interest rate is equal to the greater of the 4-year U.S. Treasury note rate plus 2.86% or 6.00%. The variable interest rate is equal to the greater of the bank’s prime rate or 4.75%. However, we have the option to fix the interest rate on any variable rate borrowings at a rate equal to the greater of the bank’s prime rate plus 1.25% or 6.00% prior to December 31, 2005. At our option, we may make interest-only payments on variable rate borrowings until January 31, 2006, at which time principal and interest payments are due in 48 equal monthly installments. Fixed rate borrowings are payable in 48 equal monthly installments of principal and interest from the date of the borrowing. We have granted the bank a first priority security interest in substantially all of our assets, excluding our intellectual property. The loan and security agreement requires us to maintain a certain cash position at the end of each calendar quarter. In the event that we breach this financial covenant, we are obligated to pledge and deliver to the bank a certificate of deposit in an amount equal to the then-outstanding borrowings under the credit facility. We were in compliance with this covenant as of December 31, 2004.

As of December 31, 2004, we have borrowed $6.2 million under this credit facility, of which $1.3 million was used to repay our outstanding borrowings under the credit facility secured in 2002. The remaining $4.9 million, as well as future borrowings under the credit facility, will primarily be used to finance certain capital expenditures associated with the expansion of our manufacturing facility. The interest rate on the outstanding borrowings under this credit facility was 5.25% as of December 31, 2004.

During 2002, we entered into a $6.0 million loan and security agreement with a financing institution to finance eligible equipment and tenant improvements. The outstanding borrowings under this credit facility were repaid in full in December 2004 using borrowings under the $18.0 million bank credit facility secured in December 2004. We issued warrants in connection with this loan as discussed in Note 7.

During 2001, we entered into a $4.0 million loan and security agreement with a financing institution pursuant to which we drew down the entire line of $4.0 million to finance certain capital expenditures. As the credit facility was utilized, separate promissory notes were executed. Each promissory note has monthly payments ranging from

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

36 to 42 months with the interest rate being fixed at the funding date of each promissory note (9.34% to 10.41%). Each promissory note is collateralized by the related equipment acquired with the loan. We issued warrants in connection with this loan as discussed in Note 7. As of December 31, 2004, borrowings of $0.4 million remain unpaid under this credit facility, which will be repaid in full in 2005.

Lease Commitments

We lease our manufacturing facility under an operating lease which expires in August 2011 with options to renew under varying terms. We also have a ten-year lease for our corporate headquarters and research and development facility that commenced in July 2002 and has two renewal options for five years each. We issued warrants in connection with this lease agreement as discussed in Note 7. In August 2004, we signed a seven-year lease for a warehouse, laboratory and office facility near our manufacturing facility with an option to renew for an additional five years. We also lease certain equipment under operating leases which expire through 2009.

For accounting purposes, we recognize rent expense on a straight-line basis over the term of the related operating leases. Rent expense recognized in excess of rent paid is reflected as a deferred rent liability, which is included in other liabilities in the accompanying consolidated balance sheets. In 2004, 2003 and 2002, rent expense totaled $3.2 million, $3.0 million and $2.1 million, respectively.

We have entered into three irrevocable standby letters of credit in connection with the operating leases for our three primary facilities. The amount of the letter of credit related to the operating lease for our corporate headquarters and research and development facility is $0.4 million, varying up to a maximum of $1.9 million based on our cash position. The amount of the letter of credit related to the operating lease for our manufacturing facility is $0.6 million, decreasing through the end of the lease term. The amount of the letter of credit related to the operating lease for our warehouse, laboratory and office facility is $0.3 million. At December 31, 2004 and 2003, the amounts of the letters of credit totaled $1.3 million and $2.0 million, respectively. To secure the letters of credit, we pledged twelve-month certificates of deposit for similar amounts as of December 31, 2004 and 2003 which have been classified as restricted cash in the accompanying consolidated balance sheets.

Annual principal payments due under our debt obligations and annual future minimum payments under our lease commitments are as follows at December 31, 2004 (in thousands):

	Equipment and Tenant	Installment Obligation	Operating
	Improvement Loans	Due to JWCI	Leases

2005	$400	$125	$2,697
2006	1,437	125	2,757
2007	1,515	—	2,844
2008	1,596	—	2,942
2009	1,682	—	3,047
Thereafter	—	—	6,853

	$6,630	$250	$21,140

6.	Collaborative Research and Development and Licensing Agreements

Serono

In December 2004, we entered into a collaboration and license agreement with Serono for the worldwide development and commercialization of Canvaxin. We will jointly commercialize and co-promote Canvaxin in the United States, while Serono has the exclusive right to commercialize Canvaxin outside the United States. The costs to develop and commercialize Canvaxin in the United States, excluding the costs associated with the recruitment, compensation and deployment of a Canvaxin salesforce, and the operating profits from the sale of Canvaxin in the United States, as defined in the agreement, will be shared equally by us and Serono. Serono is responsible for the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

costs of commercializing Canvaxin outside the United States and will pay us royalties on net sales of Canvaxin outside the United States. We will initially supply Canvaxin for commercial sale worldwide and Serono will reimburse us for our costs to manufacture and distribute Canvaxin for sales outside the United States. Serono may later establish a second manufacturing site, primarily to source Canvaxin for sales outside the United States.

Under the agreement, we received from Serono a $12.0 million payment in December 2004 for the purchase of 1.0 million shares of our common stock and a non-refundable up-front license fee of $25.0 million in January 2005. We may also receive in the future up to $253.0 million of non-refundable milestone payments upon the achievement of certain development, regulatory and sales based objectives and we will share equally with Serono certain costs to develop and commercialize Canvaxin in the United States. We recorded a receivable for the $25.0 million up-front license fee in December 2004 as we had no further obligations to Serono for the receipt of payment and collectibility was reasonably assured. We have deferred the up-front license fee and will initially recognize it as revenue on a straight-line basis over approximately 3.3 years, which primarily represents the estimated period until regulatory approval and commercialization of Canvaxin in patients with Stage IV melanoma in the United States. In 2004, we recognized $0.3 million of the up-front license fee as license fee revenue. Additionally, we recognized $1.2 million of collaborative agreement revenue in 2004 representing Serono’s share of Canvaxin pre-commercialization expenses under the agreement, which were incurred by us after the effective date of the collaboration agreement.

Serono may terminate the agreement for convenience upon 180 days prior notice. We may terminate the agreement if Serono develops or commercializes a competing product. We forfeit our right to co-promote Canvaxin in the United States if we were to develop or commercialize a competing product, although we would receive royalties on net sales of Canvaxin in the United States by Serono. Either party may terminate the agreement for the material breach or bankruptcy of the other party. In the event of a termination of the agreement, rights to Canvaxin will revert to us.

CIMAB, S.A. and YM BioSciences, Inc.

In July 2004, we signed agreements with CIMAB, S.A., a Cuban corporation, and YM BioSciences, Inc., a Canadian corporation, whereby we obtained the exclusive rights to develop and commercialize in a specific territory, which includes the U.S., Canada, Japan, Australia, New Zealand, Mexico and certain countries in Europe, three specific active immunotherapeutic product candidates that target the epidermal growth factor receptor, or EGFR, signaling pathway for the treatment of cancer. In exchange, we will pay to CIMAB and YM BioSciences technology access and transfer fees totaling $5.7 million, to be paid over the first three years of the agreement. We will also make future milestone payments to CIMAB and YM BioSciences up to a maximum of $34.7 million upon meeting certain regulatory, clinical and commercialization objectives, and royalties on future sales of commercial products, if any. Prior to the commercialization of any of the product candidates, payment of the technology transfer fees, technology access fees, and milestones owed to CIMAB under the agreements will be made entirely in United States-origin food, medicines and/or medical supplies rather than cash. Upon commercialization of a product candidate in the United States, payment of milestones and royalties owed to CIMAB under the agreements will be made 50% in cash and 50% in United States-origin food, medicines and/or medical supplies. All payments owed to YM BioSciences under the agreement will be made in cash. Due to the stage of development of the licensed technology and the risk associated with technology developed in Cuba, the amounts payable to CIMAB and YM BioSciences prior to product commercialization will be charged to research and development expense.

The agreements terminate upon the later of the expiration of the last of any patent rights to licensed products that are developed under the agreements or 15 years after the date of the first commercial sale of the last product licensed or developed under the agreements. CIMAB may terminate the agreements if we have not used reasonable commercial efforts to file an investigational new drug, or IND, submission to the United States Food and Drug Administration, or FDA, for the leading product candidate by July 12, 2006, or if the first regulatory approval for marketing this product candidate within our territory is not obtained by July 12, 2016, provided that CIMAB has timely complied with all of its obligations under the agreements, or if CIMAB does not receive timely payment of the initial technology access and transfer fees. In addition, if CIMAB does not receive payments under the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

agreements due to changes in United States law, actions by the United States government or by order of any United States court for a period of more than one year, CIMAB may terminate our rights to the licensed product candidates in countries within our territory other than the United States and Canada. We may terminate the agreement for any reason following 180 days written notice to CIMAB.

Through December 31, 2004, we have recognized an aggregate of $4.3 million of research and development expenses under the agreements, of which $2.8 million represents amounts paid to CIMAB and YM BioSciences for technology access and transfer fees and the remaining $1.5 million represents technology access fees, payable to CIMAB in future periods, where payment is committed and not subject to future performance.

SemaCo, Inc.

On March 10, 2004, we signed an agreement with SemaCo, Inc. whereby we obtained an exclusive, worldwide sublicense to develop and commercialize novel technology utilizing T-oligonucleotides for the potential treatment or prevention of cancer. In exchange, during 2004 we paid to SemaCo $0.5 million for the acquisition of the technology rights and $0.3 million for the reimbursement of certain patent costs. Additionally, we will make research support payments totaling $1.2 million over the three-year period commencing on the effective date of the agreement, of which we have paid $0.4 million through December 31, 2004. We are also obligated to make future milestone payments upon meeting certain regulatory and clinical objectives and royalties on sales of commercial products, if any. The agreement terminates upon the later of the expiration of the last of any patent rights to licensed products that are developed under the agreement or 15 years after the date of the first commercial sale of the last product licensed or developed under the agreement. We may terminate the agreement for any reason following 60 days written notice to SemaCo. Due to the early stage of development of the sublicensed technology and since no alternative uses were sublicensed at the time of acquisition, the amounts paid and payable to SemaCo under the sublicense agreement are charged to research and development expenses when due and payable.

Other Licensing and Research and Development Agreements

We have entered into licensing and research and development agreements with various universities, research organizations and other third parties under which we have received licenses to certain intellectual property, scientific know-how and technology. In consideration for the licenses received, we are required to pay license and research support fees, milestone payments upon the achievement of certain success-based objectives and/or royalties on future sales of commercialized products, if any. We may also be required to pay minimum annual royalties and the costs associated with the prosecution and maintenance of the patents covering the licensed technology. If all potential product candidates under these agreements were successfully developed and commercialized, the aggregate amount of milestone payments we would be required to pay is at least approximately $56 million over the terms of the related agreements as well as royalties on net sales of each commercialized product.

As of December 31, 2004, annual future minimum payments under our licensing and research and development agreements, including our agreements with CIMAB, YMB and SemaCo, are as follows at December 31, 2004 (in thousands):

2005	$2,980
2006	855
2007	255
2008	55
2009	55
Thereafter	400

$4,600

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Stockholders’ Equity

Preferred Stock

Since our inception, we have issued shares of our preferred stock, including Series A, Series B and Series C redeemable convertible preferred stock and Series A, Acquisition and Junior convertible preferred stock, to various investors and related parties in exchange for cash and technology rights and in the Cell-Matrix acquisition. Upon completion of our initial public offering on November 4, 2003, all outstanding shares of our preferred stock automatically converted into an aggregate of 20.1 million shares of common stock.

We were accruing the dividends due on our Series A and Series B redeemable convertible preferred stock and accreting up the difference between the carrying value and redemption value of the Series A and Series B redeemable convertible preferred stock through the first redemption date of December 15, 2005. Upon the conversion of the redeemable convertible preferred stock, we ceased accruing dividends and accreting the redemption value. The accrued dividends and the accretion increased the net loss applicable to common stockholders in the calculation of basic and diluted net loss per common share and decreased total stockholders’ equity.

In August 2003, we sold 20.6 million shares of Series C redeemable convertible preferred stock at a purchase price of $2.01 per share for proceeds of $41.2 million, net of offering costs. The conversion price of the Series C redeemable convertible preferred stock was $8.84 per share. Because this conversion price was less than the fair value of the common stock into which the Series C redeemable convertible preferred stock is convertible into, the Series C redeemable convertible preferred stock was considered to have been issued with a beneficial conversion feature. Accordingly, pursuant to EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features, we recorded a non-cash deemed dividend on the Series C redeemable convertible preferred stock of $14.8 million, which is equal to the number of shares of Series C redeemable convertible preferred stock multiplied by the difference between the initial public offering price and the Series C redeemable convertible preferred stock conversion price per share. The deemed dividend increased the net loss applicable to common stockholders in the calculation of basic and diluted net loss per common share but did not have any effect on total stockholders’ equity.

Warrants

In February 2003, we issued a warrant to purchase 150,000 shares of preferred stock with an exercise price of $2.45 per share in connection with the signing of a consulting agreement with a research company. The cash exercise of the warrant will result in the issuance of approximately 34,000 shares of our common stock and no issuance of preferred stock. The warrant is fully exercisable and will expire on the seventh anniversary of the date of issuance. The warrant provides the holder with the option to exercise the warrant with a (i) cash payment; (ii) cancellation of our indebtedness to the holder; or (iii) net issuance exercise based on the fair market value of our common stock on the date of exercise. We determined that the fair value of the warrant was $0.2 million using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 70%, risk-free interest rate of 3.45% and expected life of 7 years. The value of the warrant is being recognized as research and development expense over the term of the related consulting agreement.

In September 2002, we issued a warrant to purchase 151,685 shares of preferred stock with an exercise price of $2.67 per share in connection with a secured loan. The cash exercise of the warrant will result in the issuance of approximately 34,000 shares of our common stock and no issuance of preferred stock. The warrant is fully exercisable and will expire on June 30, 2013. The warrant provides the holder with the option to exercise the warrant with a (i) cash payment; (ii) cancellation of our indebtedness to the holder; or (iii) net issuance exercise based on the fair market value of our common stock on the date of exercise. We determined that the fair value of the warrant was $0.2 million using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 70%, risk-free interest rate of 2.42% and expected life of 10 years. The value of the warrant was being recognized as interest expense over the term of the related loan. In December 2004, this loan was repaid in full and accordingly we charged the remaining warrant value to interest expense in 2004.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In February 2002, we issued a warrant to purchase 75,000 shares of preferred stock with an exercise price of $2.45 per share in connection with the signing of the lease related to our corporate headquarters and research and development facility. The cash exercise of the warrant will result in the issuance of approximately 17,000 shares of our common stock and no issuance of preferred stock. The warrant is fully exercisable and will expire on November 4, 2006. The warrant provides the holder with the option to exercise the warrant with a (i) cash payment; (ii) cancellation of our indebtedness to the holder; or (iii) net issuance exercise based on the fair market value of our common stock on the date of exercise. We determined that the fair value of the warrant was $0.1 million using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 70%, risk-free interest rate of 4.71% and expected life of 7 years. The value of the warrant is being recognized as rent expense over the term of the related lease.

In 2001, we issued warrants to purchase an aggregate of 65,306 shares of preferred stock with an exercise price of $2.45 per share in connection with a secured equipment financing. The warrants were exercised in full in November 2003 resulting in the issuance of 2,086 shares of common stock. We determined that the fair value of the warrants was $0.1 million using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 70%, risk-free interest rate of 4.84% and expected life of 7 years. The value of the warrants is being recognized as interest expense over the term of the related loan.

Equity Compensation Plans

On June 10, 2004, our stockholders approved the Amended and Restated 2003 Equity Incentive Award Plan, or 2003 Plan, which effectively terminates the Third Amended and Restated 2000 Stock Incentive Plan, or the 2000 Plan. The 2003 Plan authorizes the grant of equity awards to purchase the number of shares of our common stock equal to the sum of (i) 2.5 million shares, (ii) the number of shares of common stock remaining available for grant under the 2000 Plan as of June 10, 2004, and (iii) the number of shares of common stock underlying any options granted under the 2000 Plan on or before June 10, 2004 that expire or are canceled without having been exercised in full or that are repurchased by us. Additionally, on June 10 of each year during the term of the 2003 Plan commencing June 10, 2004, the number of shares authorized for the grant of equity awards under the 2003 Plan will increase by an amount equal to the lesser of (i) 5% of our outstanding common shares on such date, (ii) 2.5 million shares, or (iii) a lesser amount determined by our board of directors. Potential types of equity awards that may be granted under the 2003 Plan include stock options, restricted stock, stock appreciation rights, performance-based awards, dividend equivalents, stock payments and deferred stock. The terms and conditions of specific awards are set at the discretion of our board of directors although generally awards vest over four years, expire no later than ten years from the date of grant and do not have exercise prices less than the fair market value of the underlying common stock. Additionally, under certain circumstances, all or a portion of outstanding awards under the 2003 Plan may become immediately vested and exercisable in full upon a change of control, as defined in the 2003 Plan. To date, only stock options have been granted under the 2003 Plan. At December 31, 2004, equity awards to purchase 2.5 million shares of our common stock remain available for grant under the 2003 Plan.

Prior to its termination, the 2000 Plan, which was approved by our stockholders, allowed for the grant of incentive and nonstatutory stock options to purchase shares of our common stock to employees, directors, and third parties. Options granted under the 2000 Plan generally expire no later than ten years from the date of grant and vest over a period of four years. The 2000 Plan allowed for certain options to be exercised prior to the time such options are vested and all unvested shares of common stock are subject to repurchase at the exercise price paid for such shares. At December 31, 2004, 2003 and 2002, 24,506, 91,403 and 149,544 shares, respectively, of common stock were subject to repurchase.

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of stock option activity under the 2000 Plan and the 2003 Plan is as follows (shares in thousands):

		Weighted
	Number of	Average
	Options	Exercise Price

Outstanding at December 31, 2001	738	$1.25
Granted:
Exercise prices below fair value	377	3.30
Exercise prices equal to fair value	118	2.95
Exercised	(146)	1.37
Cancelled	(29)	2.50

Outstanding at December 31, 2002	1,058	2.12
Granted:
Exercise prices below fair value	895	3.45
Exercise prices equal to fair value	301	10.76
Exercised	(131)	2.00
Cancelled	(91)	2.44

Outstanding at December 31, 2003	2,032	3.98
Granted (all equal to fair value)	1,371	10.96
Exercised	(42)	2.66
Cancelled	(179)	8.39

Outstanding at December 31, 2004	3,182	$6.76

The following table summarizes information about stock options outstanding under the 2000 Plan and 2003 Plan at December 31, 2004:

	Options Outstanding			Options Exercisable
		Weighted Average	Weighted		Weighted
	Number	Remaining	Average	Number	Average
	Outstanding	Contractual Life	Exercise	Exercisable	Exercise
Range of Exercise Prices	(thousands)	(years)	Price	(thousands)	Price

$1.08-2.16	463	6.13	$1.25	458	$1.25
3.30	1,160	8.04	3.30	1,088	3.30
6.60-8.62	179	9.46	7.52	31	6.75
8.95-9.75	204	9.18	9.45	108	9.45
10.00-11.55	465	9.30	10.92	3	10.45
11.98-12.87	711	9.10	12.28	112	12.18

$1.08-12.87	3,182	8.34	$6.76	1,800	$3.77

At December 31, 2004, 2003 and 2002, options to purchase 1.8 million, 1.5 million and 0.9 million shares, respectively, were exercisable at weighted average exercise prices of $3.77, $3.06 and $2.06 per share, respectively.

We also have an Employee Stock Purchase Plan, or ESPP, which was approved by our stockholders in 2003. The ESPP initially allowed for the issuance of up to 300,000 shares of our common stock, increasing annually on December 31 by the lesser of (i) 30,000 shares, (ii) 1% of the outstanding shares of our common stock on such date, or (iii) a lesser amount determined by our board of directors. Under the terms of the ESPP, employees can elect to have up to 20% of their annual compensation withheld to purchase shares of our common stock. The purchase price of the common stock is equal to 85% of the lower of the fair market value per share of our common stock on the

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

commencement date of the applicable offering period or the purchase date. In 2004, 31,785 shares were purchased under the ESPP and 328,215 shares remain available for issuance under the ESPP as of December 31, 2004.

Stockholder Rights Plan

On November 3, 2004, we adopted a Stockholder Rights Plan, or the Rights Plan. Pursuant to the Rights Plan, our board of directors declared a dividend distribution of one preferred share purchase right, or Right, on each outstanding share of our common stock. Subject to limited exceptions, the Rights will be exercisable if a person or group acquires 15% or more of our common stock or announces a tender offer for 15% or more of our common stock. If we are acquired in a merger or other business combination transaction that has not been approved by our board of directors, each Right will entitle its holder to purchase, at the Right’s then-current exercise price, a number of the acquiring company’s common shares having a market value at the time of twice the Right’s exercise price. Under certain circumstances, each Right will entitle the common stockholders to buy one one-thousandth of a share of our newly created Series A Junior Participating Preferred Stock at an exercise price of $95.00 per share. Our board of directors will be entitled to redeem the Rights at $0.01 per right at any time before a person or group has acquired 15% or more of our outstanding common stock. The Rights Plan will expire in 2014.

Common Shares Reserved For Future Issuance

At December 31, 2004, we have 6.0 million common shares reserved for issuance under our equity compensation plans and 0.1 million common shares reserved for issuance upon the exercise of outstanding stock warrants.

8.	Income Taxes

There was no income tax benefit attributable to net losses for 2004, 2003 and 2002. The difference between taxes computed by applying the U.S. federal corporate tax rate of 35% and the actual income tax provision in 2004, 2003 and 2002 is primarily the result of establishing a valuation allowance on our deferred tax assets.

The tax effects of temporary differences and tax loss and credit carryforwards that give rise to significant portions of deferred tax assets and liabilities are comprised of the following (in thousands):

	December 31,
	2004	2003

Deferred tax assets:
Net operating loss carryforwards	$32,713	$27,579
Orphan drug and research and development credit carryforwards	37,791	24,822
Property and equipment and intangibles	2,787	884
Deferred revenues	10,078	—
Accrued liabilities and deferred rent	1,485	1,057
Other, net	1,304	851

Total net deferred tax assets	86,158	55,193
Valuation allowance for deferred tax assets	(86,158)	(55,193)

Net deferred taxes	$—	$—

The increase in the valuation allowance for deferred tax assets in 2004 and 2003 of $31.0 million and $21.3 million, respectively, was due primarily to the inability to utilize net operating loss, orphan drug and research and development credits.

At December 31, 2004, we had net operating loss carryforwards for federal and state income tax purposes of approximately $75.5 million and $109.7 million, respectively, which expire beginning in 2018 and 2010,

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

respectively, unless previously utilized. We also had orphan drug credit carryforwards and research and development credit carryforwards for federal income tax purposes of approximately $34.9 million and $0.3 million, respectively, which expire beginning in 2019 unless previously utilized. In addition, we had research and development credit carryforwards for state income tax purposes of approximately $4.0 million, which are not expected to expire.

As previously discussed in Note 2, we acquired Cell-Matrix in January 2002. As of the acquisition date, Cell-Matrix had approximately $1.8 million of net deferred tax assets consisting principally of federal and state net operating loss carryforwards, federal and state research and development credit carryforwards and tax basis in depreciable and amortizable assets. Due to the uncertainty over the realization of these assets, a valuation allowance has been recorded against the net deferred tax assets acquired. Subsequent tax benefits resulting from realization of these deferred tax assets will be applied to reduce the valuation allowance and goodwill related to the Cell-Matrix acquisition. As a result of the change in control for Cell-Matrix, the utilization of the acquired net operating loss and tax credit carryforwards will be subject to annual limitations in accordance with Internal Revenue Code, or IRC, Sections 382 and 383.

Pursuant to IRC Sections 382 and 383, use of our net operating loss and tax credit carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within a three-year period.

9.	Quarterly Financial Data (unaudited)

The following quarterly financial data, in the opinion of management, reflects all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of results for the periods presented (in thousands, except per share amounts):

	Year Ended December 31, 2004
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Total revenues	$—	$—	$—	$1,526
Total operating expenses	12,890	12,851	15,768	15,767
Net loss	(12,831)	(12,754)	(15,656)	(14,345)
Net loss applicable to common stockholders	(12,831)	(12,754)	(15,656)	(14,345)
Basic and diluted net loss per common share	(0.48)	(0.48)	(0.59)	(0.53)

	Year Ended December 31, 2003
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Total operating expenses	$7,698	$8,451	$9,907	$11,138
Net loss	(7,816)	(8,602)	(10,013)	(11,142)
Net loss applicable to common stockholders(1)	(9,966)	(10,752)	(27,357)	(12,140)
Basic and diluted net loss per common share	(27.72)	(24.83)	(57.14)	(0.73)

(1)	Included in net loss applicable to common stockholders for the third quarter of 2003 is a $14.8 million non-cash, deemed dividend resulting from the beneficial conversion feature on our Series C redeemable convertible preferred stock issued in August 2003 (Note 7).

CANCERVAX CORPORATION

UNAUDITED FINANCIAL STATEMENTS

Unaudited Financial Statements for the Three- and Nine-Month Periods
Ended September 30, 2005 and 2004

CancerVax Corporation

Condensed Consolidated Balance Sheets
(In thousands, except par value)

	September 30,	December 31,
	2005	2004
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$45,566	$40,588
Securities available-for-sale	14,689	24,485
Receivables under collaborative agreement	4,500	26,210
Other current assets	341	1,573

Total current assets	65,096	92,856
Property and equipment, net	4,602	15,650
Goodwill	5,381	5,381
Intangibles, net	719	625
Restricted cash	1,280	1,280
Other assets	314	368

Total assets	$77,392	$116,160

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$8,852	$11,354
Current portion of deferred revenue	—	7,595
Current portion of long-term debt	3,178	525

Total current liabilities	12,030	19,474
Deferred revenue, net of current portion	—	17,139
Long-term debt, net of current portion	14,947	6,355
Other liabilities	1,609	1,734
Commitments
Stockholders’ equity:
Common stock, $.00004 par value; 75,000 shares authorized; 27,880 and 27,808 shares issued and outstanding at September 30, 2005 and December 31, 2004, respectively	1	1
Additional paid-in capital	257,841	257,582
Accumulated other comprehensive loss	(13)	(71)
Deferred compensation	(448)	(1,276)
Accumulated deficit	(208,575)	(184,778)

Total stockholders’ equity	48,806	71,458

Total liabilities and stockholders’ equity	$77,392	$116,160

See accompanying notes to condensed consolidated financial statements.

CancerVax Corporation

Condensed Consolidated Statements of Operations
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004

Revenues:
License fee	$21,157	$—	$24,684	$—
Collaborative research and development	4,858	—	14,204	—

Total revenues	26,015	—	38,888	—
Operating expenses:
Research and development	10,574	12,369	31,241	31,579
General and administrative	2,672	2,970	8,897	8,399
Amortization of employee stock-based compensation	331	429	882	1,531
Impairment of long-lived assets	22,838	—	22,838	—

Total operating expenses	36,415	15,768	63,858	41,509
Interest income, net	410	112	1,173	268

Net loss	$(9,990)	$(15,656)	$(23,797)	$(41,241)

Basic and diluted net loss per share	$(0.36)	$(0.59)	$(0.85)	$(1.55)

Weighted average shares used to compute basic and diluted net loss per share	27,874	26,724	27,833	26,690

The allocation of employee stock-based compensation is as follows:
Research and development	$210	$130	$555	$441
General and administrative	121	299	327	1,090

	$331	$429	$882	$1,531

See accompanying notes to condensed consolidated financial statements.

CancerVax Corporation

Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Nine Months Ended
	September 30,
	2005	2004

Cash flows from operating activities:
Net loss	$(23,797)	$(41,241)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash stock-based compensation	941	1,729
Investment income from securities available-for-sale	256	67
Depreciation	2,089	1,541
Amortization of intangibles	48	166
Deferred rent	131	233
Impairment of long-lived assets	22,838	—
Changes in operating assets and liabilities:
Receivables under collaborative agreement	21,710	—
Other assets	1,241	(129)
Accounts payable and accrued liabilities	(2,758)	3,298
Deferred revenue	(24,734)	—

Net cash used in operating activities	(2,035)	(34,336)
Cash flows from investing activities:
Purchases of property and equipment	(13,721)	(2,755)
Purchases of securities available-for-sale	(22,399)	(56,722)
Maturities of securities available-for-sale	31,997	24,324
Increase in intangibles	(300)	(175)
Decrease in restricted cash	—	720

Net cash used in investing activities	(4,423)	(34,608)
Cash flows from financing activities:
Payments on long-term debt	(525)	(5,223)
Proceeds from long-term debt	11,770	—
Proceeds from equity compensation plans, net	191	158

Net cash provided by (used in) financing activities	11,436	(5,065)
Increase (decrease) in cash and cash equivalents	4,978	(74,009)
Cash and cash equivalents at beginning of period	40,588	101,681

Cash and cash equivalents at end of period	$45,566	$27,672

See accompanying notes to condensed consolidated financial statements.

CancerVax Corporation

Notes to Condensed Consolidated Financial Statements
(Unaudited)

1.  Basis of Presentation

The condensed consolidated financial statements as of September 30, 2005, and for the three and nine months ended September 30, 2005 and 2004 are unaudited. We have condensed or omitted certain information and disclosures normally included in financial statements presented in accordance with accounting principles generally accepted in the United States. We believe the disclosures made are adequate to make the information presented not misleading. However, you should read these condensed consolidated financial statements in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2004.

The accompanying unaudited condensed consolidated financial statements include the accounts of our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an on-going basis, we evaluate our estimates, including those related to revenue recognition and the valuation of goodwill, intangibles and other long-lived assets. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from those estimates. Interim results are not necessarily indicative of results for a full year or for any subsequent interim period.

In the opinion of management, these condensed consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of results for the interim periods presented.

In October 2005, we announced the discontinuation of our Phase 3 clinical trial of our leading product candidate, Canvaxin, in patients with stage III melanoma, the discontinuation of all further development and manufacturing activities with respect to Canvaxin and a restructuring plan. See Notes 10 and 11 for further discussion of these events.

2.  Revenue Recognition

We recognize revenue in accordance with the provisions of Securities and Exchange Commission Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition in Financial Statements, and Emerging Issues Task Force, or EITF, Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. Accordingly, revenue is recognized once all of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured. Any amounts received prior to satisfying these revenue recognition criteria are recorded as deferred revenue in the accompanying consolidated balance sheets.

Collaborative research and development revenues, representing the portion of our pre-commercialization expenses incurred under collaboration agreements that are shared with our partners, are recognized as revenue in the period in which the related expenses are incurred, assuming that collectibility is reasonably assured and the amount is reasonably estimable.

Nonrefundable up-front license fees where we have continuing involvement in research and development and/or other performance obligations are initially deferred and recognized as revenue over the estimated period until completion of our performance obligations. We regularly review our estimates of the period over which we have an ongoing performance obligation.

All revenues recognized to date relate to our collaboration with Serono Technologies, S.A. for the worldwide development and commercialization of Canvaxin.

Notes to Condensed Consolidated Financial Statements — (Continued)
(Unaudited)

3.  Serono Collaboration

In December 2004, we entered into a collaboration and license agreement with Serono for the worldwide development and commercialization of Canvaxin. Under the agreement, we received from Serono a $12.0 million payment in December 2004 for the purchase of 1.0 million shares of our common stock and a nonrefundable up-front license fee of $25.0 million in January 2005. We initially deferred the up-front license fee from Serono and were recognizing it as license fee revenue on a straight-line basis over our estimated performance obligation period. Under the agreement, we were also entitled to receive up to $230.0 million in potential milestone payments from Serono upon the achievement of certain development, regulatory and sales based objectives related to Canvaxin and we shared equally with Serono the costs to develop and commercialize Canvaxin in the United States. Collaborative research and development revenues recognized to date represent Serono’s 50% share of our Canvaxin pre-commercialization expenses under the collaboration agreement. Serono may terminate the collaboration agreement for convenience upon 180 days prior notice. Either party may terminate the agreement for the material breach or bankruptcy of the other party. In the event of a termination of the agreement, rights to Canvaxin will revert to us.

As a result of the discontinuation of all further development and manufacturing activities with respect to Canvaxin, we have no further substantive performance obligations to Serono under the collaboration agreement related to the ongoing development and commercialization of Canvaxin. Accordingly, we recognized the remaining deferred up-front license fee of $19.7 million as revenue in the third quarter of 2005. Additionally, we do not anticipate receiving any of the milestone payments under the collaboration agreement, but we will continue to share equally with Serono certain costs associated with discontinuation of the Canvaxin development program and manufacturing operations, as contemplated under the agreement.

Serono may terminate the collaboration agreement for convenience upon 180 days prior notice. Either party may terminate the agreement for the material breach or bankruptcy of the other party. In the event of a termination of the agreement, rights to Canvaxin will revert to us.

4.  Net Loss Per Share

We calculate net loss per share in accordance with Statement of Financial Accounting Standards, or SFAS, No. 128, Earnings Per Share. Accordingly, basic and diluted net loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding for the period, reduced by the weighted average unvested common shares subject to repurchase, without consideration for common stock equivalents.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
	(In thousands, except per share amounts)

Numerator:
Net loss, as reported	$(9,990)	$(15,656)	$(23,797)	$(41,241)
Denominator:
Weighted average common shares outstanding	27,879	26,767	27,843	26,749
Weighted average unvested common shares subject to repurchase	(5)	(43)	(10)	(59)

Weighted average common shares used to calculate basic and diluted loss per share	27,874	26,724	27,833	26,690

Basic and diluted net loss per share	$(0.36)	$(0.59)	$(0.85)	$(1.55)

Notes to Condensed Consolidated Financial Statements — (Continued)
(Unaudited)

The following common stock equivalents were excluded from the calculation of actual diluted net loss per share as their effect would be antidilutive (in thousands):

	September 30,
	2005	2004

Common stock subject to repurchase	4	38
Stock options	5,583	3,196
Restricted shares	213	—
Stock warrants	86	86

	5,886	3,320

5.  Stock-Based Compensation

The following table illustrates the effect on net loss and net loss per share for the three and nine months ended September 30, 2005 and 2004 if we had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-based Compensation, as amended, to stock-based employee compensation. For purposes of the SFAS No. 123 pro forma disclosures, the estimated fair value of stock options is amortized to expense over the vesting period of the related options using the accelerated method.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
	(In thousands, except per share amounts)

Net loss, as reported	$(9,990)	$(15,656)	$(23,797)	$(41,241)
Add: Stock-based employee compensation expense included in net loss, as reported	331	429	882	1,531
Deduct: Stock-based employee compensation expense determined under the fair value based method for all awards	(1,407)	(1,793)	(5,224)	(4,635)

Pro forma net loss	$(11,066)	$(17,020)	$(28,139)	$(44,345)

Loss per share:
Basic and diluted net loss per share, as reported	$(0.36)	$(0.59)	$(0.85)	$(1.55)

Pro forma basic and diluted net loss per share	$(0.40)	$(0.64)	$(1.01)	$(1.66)

Notes to Condensed Consolidated Financial Statements — (Continued)
(Unaudited)

The fair value of our employee stock options and employee stock purchase plan, or ESPP, purchase rights was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three Months Ended		Three Months Ended
	September 30, 2005		September 30, 2004
	Stock Options	ESPP Purchase Rights	Stock Options	ESPP Purchase Rights

Dividend yield	0%	0%	0%	0%
Expected volatility	70%	70%	70%	70%
Risk-free interest rate	4.04%	3.28%	3.58%	2.12%
Expected life in years	4.96	0.50	5.00	0.50
Per share grant date fair value	$2.00	$1.09	$4.23	$3.71

As required under SFAS No. 123, the pro forma effects of employee stock-based compensation on net loss are estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because our employee stock-based compensation has characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, we believe that the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock-based employee compensation.

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123R. SFAS No. 123R requires that employee stock-based compensation is measured based on its fair value on the grant date and is treated as an expense that is reflected in the financial statements over the related service period. SFAS No. 123R applies to all employee equity awards granted after adoption and to the unvested portion of equity awards outstanding as of adoption. In April 2005, the Securities and Exchange Commission adopted an amendment to Rule 4-01(a) of Regulation S-X that delays the implementation of SFAS No. 123R until the first interim or annual period of the registrant’s first fiscal year beginning on or after June 15, 2005. As a result, we currently anticipate adopting SFAS No. 123R using the modified-prospective method effective January 1, 2006. While we are currently evaluating the impact on our consolidated financial statements of the adoption of SFAS No. 123R, we anticipate that our adoption of SFAS No. 123R will have a significant impact on our results of operations for 2006 and future periods although our overall financial position will not be effected.

6.  Comprehensive Loss

For the three and nine months ended September 30, 2005 and 2004, comprehensive loss consists of the following (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004

Net loss	$(9,990)	$(15,656)	$(23,797)	$(41,241)
Unrealized gain (loss) on securities available-for-sale	(7)	48	58	(85)

Total comprehensive loss	$(9,997)	$(15,608)	$(23,739)	$(41,326)

Notes to Condensed Consolidated Financial Statements — (Continued)
(Unaudited)

7.  Segment Information

We operate in one segment, which is the research, development and commercialization of novel biological products for the treatment and control of cancer. The chief operating decision-makers review our operating results on an aggregate basis and manage our operations as a single operating segment.

8.  Related Party Transactions

We were founded by Donald L. Morton, M.D., who is currently Medical Director and Surgeon-in-Chief and a member of the board of directors of the John Wayne Cancer Institute, or JWCI, a cancer research institute located in Santa Monica, California. Dr. Morton is a member of our board of directors, a significant stockholder and provided services to us under a consulting and non-compete agreement that expired in December 2004. Under the terms of the consulting and non-compete agreement, we paid Dr. Morton $150,000 per year to provide consulting services related to the development and commercialization of Canvaxin and our other product candidates as well as consult on medical and technical matters as requested. Dr. Morton continued to provide consulting services to us during 2005. We are currently negotiating an extension of Dr. Morton’s consulting and non-compete agreement with modified terms, however, we cannot be certain that the agreement will be renewed.

Included in long-term debt at September 30, 2005 and December 31, 2004 is $125,000 and $250,000, respectively, representing the remaining amount we owe to JWCI under an installment obligation. Additionally, we paid to JWCI an aggregate of approximately $18,000 and $50,000, respectively, during the three months ended September 30, 2005 and 2004 and $117,000 and $179,000, respectively, during the nine months ended September 30, 2005 and 2004 for services provided under our clinical trial services agreement with JWCI, clinical trial site payments and certain other services.

9.  Guarantees

In the ordinary course of our business, we enter into agreements with third parties, including corporate partners, contractors and clinical sites, which contain standard indemnification provisions. Under these provisions, we generally indemnify and hold harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of our activities. Although the maximum potential amount of future payments we could be required to make under these indemnification provisions is unlimited, to date we have not incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. Additionally, we have insurance policies that, in most cases, would limit our exposure and enable us to recover a portion of any amounts paid. Therefore, we believe the estimated fair value of these agreements is minimal and accordingly, we have not accrued any liabilities for these agreements as of September 30, 2005.

10.  Impairment of Long-Lived Assets

On October 3, 2005, we and Serono announced the discontinuation of our Phase 3 clinical trial of Canvaxin in patients with Stage III melanoma, based on the recommendation of the independent Data and Safety Monitoring Board, or DSMB, which completed its planned, third, interim analysis of data from this study on September 30, 2005, and the discontinuation of all further development and manufacturing activities with respect to Canvaxin. As a result, we performed a recoverability test of the long-lived assets included in our Canvaxin asset group in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The recoverability test was based on the estimated undiscounted future cash flows expected to result from the disposition of the Canvaxin asset group, including the estimated future cash inflows from anticipated sales and returns of assets and the estimated asset disposition costs. Based on the recoverability analysis performed, management does not believe that the estimated undiscounted future cash flows expected to result from the disposition of the Canvaxin asset group are sufficient to recover the carrying value of these assets. Accordingly, we recorded a non-cash charge

Notes to Condensed Consolidated Financial Statements — (Continued)
(Unaudited)

for the impairment of long-lived assets of $22.8 million in the third quarter of 2005 to write-down the carrying value of the Canvaxin asset group to its estimated fair value.

11.  Subsequent Event — Restructuring Activities

On October 3, 2005, we announced that our Board of Directors had approved a restructuring plan designed to realign resources in light of the decision to discontinue our Phase 3 clinical trial of Canvaxin in patients with Stage III melanoma, as well as all further development of Canvaxin and manufacturing activities at our Canvaxin manufacturing facilities. This restructuring plan will reduce our workforce from 183 to approximately 50 employees by December 31, 2005. In connection with this workforce reduction, we anticipate incurring approximately $3.8 million of severance and related costs, the substantial majority of which will be cash expenditures that will primarily be paid in the fourth quarter of 2005. We anticipate that we will incur additional costs as a result of the restructuring plan, including costs associated with the closure of our manufacturing facilities and contract terminations. We may also incur additional charges from the impairment of long-lived assets. At this time, we are unable to reasonably estimate the expected amount of additional costs that will result from the restructuring plan or the timing of the related cash expenditures, although the additional restructuring costs may have a significant impact on our results of operations.

MICROMET AG
AUDITED FINANCIAL STATEMENTS

Report of Independent Auditors

The Supervisory Board and Shareholders of Micromet AG:

We have audited the accompanying balance sheets of Micromet AG as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Micromet AG at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Micromet AG will continue as a going concern. As more fully described in Note 2, the Company has incurred recurring operating losses and has a working capital deficiency. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Munich, February 6, 2006
/s/  Ernst & Young AG
Wirtschaftsprüfungsgesellschaft

/s/ Elia Napolitano	/s/ Gert Von Borries
Dr. E. Napolitano	G. Von Borries
German Public Auditor	German Public Auditor

MICROMET AG

BALANCE SHEETS
(In thousands, except share amounts)

	December 31,
	2004	2003

ASSETS
Current assets:
Cash and cash equivalents	€9,088	€3,062
Short-term investments	253	11,556
Accounts receivable	11,613	2.935
Prepaid expenses and other current assets	1,365	1,655

Total current assets	22,319	19,208
Property and equipment, net	3,865	5,267
Loans to employees	239	239
Patents, net	9,683	11,172
Deposit	95	108
Short-term investments held as collateral	447	447

Total assets	€36,648	€36,441

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Accounts payable	€2,769	€397
Accrued expenses	5,473	3,744
Other liabilities	956	816
Short-term note	3,658	—
Current portion of long-term debt obligations	971	972
Current portion of deferred revenue	9,562	1,010

Total current liabilities	23,389	6,939
Convertible notes payable	29,490	23,840
Deferred revenue, net of current portion	54	1,647
Other non-current liabilities	831	329
Long-term debt obligations, net of current portion	7,240	7,867
Stockholders’ equity (deficit):
Convertible preferred stock, issuable in series, stated value of €1 per share:
Authorized shares: 1,118,658 in 2004 and 2003
Issued and outstanding shares: 227,616 in 2004 and 2003 (aggregate liquidation preference of €61,418,605 in 2004 and 2003)	228	228
Common stock, stated value of €1 per share:
Authorized shares: 691,680 in 2004 and 2003
Issued and outstanding shares: 60,806 in 2004 and 2003	61	61
Additional paid-in capital	62,283	62,281
Stock subscription receivables	(299)	(311)
Accumulated deficit	(86,612)	(66,458)
Accumulated other comprehensive income (loss)	—	35
Treasury stock, at cost (1,400 shares in 2004 and 2003)	(17)	(17)

Total stockholders’ equity (deficit)	(24,356)	(4,181)

Total liabilities and stockholders’ equity (deficit)	€36,648	€36,441

The accompanying notes are an integral part of these financial statements.

MICROMET AG

STATEMENTS OF OPERATIONS
(In thousands)

	Year Ended December 31,
	2004	2003	2002

Revenues
Collaboration agreements	€11,681	€13,112	€3,735
License fees	1,691	50	—
Other	87	27	6

Total revenues	13,459	13,189	3,741
Operating expenses
Research and development	26,598	26,173	22,428
General and administrative	4,493	3,916	2,566

Total operating expenses	31,091	30,089	24,994
Loss from operations	(17,632)	(16,900)	(21,253)
Other income (expense)
Interest expense	(2,367)	(2,072)	(1,206)
Interest income	212	583	1,029
Other income/(expense)	(367)	(565)	(131)

Net loss	€(20,154)	€(18,954)	€(21,561)

The accompanying notes are an integral part of these financial statements.

MICROMET AG

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(In thousands, except share amounts)

								Accumulated
	Convertible				Additional	Stock		Other			Total
	Preferred Stock		Common Stock		Paid-in	Subscription	Accumulated	Comprehensive	Treasury Stock		Stockholders’
	Shares	Amount	Shares	Amount	Capital	Receivables	Deficit	Income (Loss)	Shares	Amount	Equity (Deficit)

Balance at January 1, 2002	227,616	€228	60,806	€61	€62,002	€(1,327)	€(25,943)	€(50)	1,400	€(17)	€34,954

Payments received for stock subscription receivable	—	—	—	—	—	1,000	—	—	—	—	1,000
Stock based compensation expense	—	—	—	—	44	—	—	—	—	—	44
Issuance of warrants in connection with debt	—	—	—	—	201	—	—	—	—	—	201
Net loss	—	—	—	—	—	—	(21,561)	—	—	—	(21,561)
Unrealized losses on short-term investments	—	—	—	—	—	—	—	(231)	—	—	(231)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	(21,792)

Balance at December 31, 2002	227,616	228	60,806	61	62,247	(327)	(47,504)	(281)	1,400	(17)	14,407

Payments received for stock subscription receivable	—	—	—	—	—	16	—	—	—	—	16
Stock based compensation expense	—	—	—	—	18	—	—	—	—	—	18
Issuance of warrants in connection with debt	—	—	—	—	16	—	—	—	—	—	16
Net loss	—	—	—	—	—	—	(18,954)	—	—	—	(18,954)
Unrealized gain on short-term investments	—	—	—	—	—	—	—	214	—	—	214
Realized loss on short-term investments	—	—	—	—	—	—	—	102	—	—	102

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	(18,638)

Balance at December 31, 2003	227,616	228	60,806	61	62,281	(311)	(66,458)	35	1,400	(17)	(4,181)

Payments received for stock subscription receivable	—	—	—	—	—	12	—	—	—	—	12
Stock based compensation expense	—	—	—	—	2	—	—	—	—	—	2
Net loss	—	—	—	—	—	—	(20,154)	—	—	—	(20,154)
Realized gain on short-term investments	—	—	—	—	—	—	—	(35)	—	—	(35)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	(20,189)

Balance at December 31, 2004	227,616	€228	60,806	€61	€62,283	€(299)	€(86,612)	€—	1,400	€(17)	€(24,356)

The accompanying notes are an integral part of these financial statements.

MICROMET AG

STATEMENTS OF CASH FLOWS
(In thousands)

	2004	2003	2002

Operating activities
Net loss	€(20,154)	€(18,954)	€(21,561)
Adjustments to reconcile net loss to net cash used in operating activities:
Net (gains)/loss on sale of short-term investments	(128)	117	28
Depreciation and amortization	2,797	2,775	2,378
Provision for losses on lease commitments and impairment of related leasehold improvements	1,158	0	0
Net gain on disposal of property and equipment	(3)	(3)	(25)
Non-cash of interest on convertible notes payable	558	547	284
Non-cash of interest on long-term debt obligations	412	390	340
Amortization of debt discounts	204	222	130
Stock-based compensation expense	2	18	44
Changes in operating assets and liabilities:
Accounts receivable	(8,678)	161	(3,042)
Prepaid expenses and other assets	303	182	(646)
Accounts payable, accrued expenses and other liabilities	3,790	(142)	2,781
Deferred revenue	6,959	(1,010)	3,667

Net cash used in operating activities	(12,780)	(15,697)	(15,622)
Investing activities
Proceeds from sales of short-term investments	12,096	14,972	9,216
Proceeds from disposals of property and equipment	3	4	54
Purchases of short-term investments	(700)	(13,229)	(6,831)
Purchases of property and equipment	(78)	(447)	(5,519)

Net cash provided by/(used in) investing activities	11,321	1,300	(3,080)
Financing activities
Proceeds from issuance of convertible notes	10,000	10,000	9,302
Proceeds from issuance of long-term debt obligations	—	1,386	2,047
Proceeds from stock subscription receivable	12	16	1,000
Principal payments on long-term debt obligations	(2,494)	(927)	(108)
Principal payments on capital lease obligations	(33)	(56)	(44)

Net cash provided by financing activities	7,485	10,419	12,197

Net increase/(decrease) in cash and cash equivalents	6,026	(3,978)	(6,505)
Cash and cash equivalents at beginning of period	3,062	7,040	13,545

Cash and cash equivalents at end of period	€9,088	€3,062	€7,040

Supplemental disclosures of cash flow information:
Cash paid for interest	€1,151	€895	€565
Supplemental disclosure of noncash investing and financing activities:
Property and equipment acquired under capital lease	—	—	€194
Issuance of warrants in connection with bonds payable	—	€16	€201

The accompanying notes are an integral part of these financial statements.

MICROMET AG

NOTES TO FINANCIAL STATEMENTS

1.	Organization

Micromet GmbH was incorporated on December 16, 1993 (date of inception) and was entered into the Munich Commercial Register. On September 26, 2000 the legal form was changed from a private limited company to a public limited company bearing the name Micromet AG (“the Company”). The Company was registered into the Munich Commercial Register under the number HRB 13340.

Micromet is a biotechnology company focused on the research, development and commercialization of novel biological products for the treatment and control of cancer and inflammatory and autoimmune diseases. The Company has determined that it operates in only one business segment, which primarily focuses on the discovery and development of antibody-based drug candidates using proprietary technologies.

2.	Summary of Significant Accounting Policies

Basis of Preparation

The financial statements are presented in euros and all values are rounded to the nearest thousand (€000) except for share or per share amounts and when otherwise indicated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of its liabilities in the normal course of business. As of December 31, 2004 the Company had an accumulated deficit of €86,612,000, had a working capital deficiency and expects to continue to incur substantial, and possibly increasing, operating losses for the next several years. These conditions create substantial doubt about the Company’s ability to continue as a going concern. The Company is continuing its efforts in research and development and for the preclinical studies and clinical trials of its products. These efforts, and obtaining requisite regulatory approval, prior to commercialisation, will require substantial expenditures. Once requisite regulatory approval has been obtained, substantial additional financing will be required for the manufacture, marketing and distribution of its products in order to achieve a level of revenues adequate to support the Company’s cost structure. Management of the Company believes it has sufficient resources to fund the required expenditures into the third quarter of 2006, and if the Company’s existing shareholders invest an additional €4,000,000, as contemplated by an investment agreement between the Company and such shareholders, then into the fourth quarter of 2006. The Company’s business is subject to significant risks consistent with other biotechnology companies that are developing products for human therapeutic use. These risks include, but are not limited to, uncertainties regarding research and development, failure to demonstrate the safety and efficacy of its product candidates, access to capital, obtaining and enforcing patents, receiving regulatory approvals, and competition with other biotechnology and pharmaceutical companies. The Company plans to continue to finance its operations with a combination of equity and/or debt financing, research and development collaborations, and in the longer term, revenues from product sales. However, there can be no assurance that it will successfully develop any product or, if it does, that the product will generate revenue.

Historically, the Company has relied on a limited number of scientists and other specialists to perform its research and development activities. The loss of its senior employees could materially and adversely affect the Company’s operating outcome.

Equity Restructuring and Reverse Stock Split

On October 11, 2005, the Company and all shareholders agreed to exchange all shares of outstanding preferred shares for a new class of preferred shares series (“Series A”) on a one-for-one basis and amend all instruments with conversion options, except for the convertible note issued in 2004 to shareholders, for this equity restructuring. The

MICROMET AG

NOTES TO FINANCIAL STATEMENTS — (Continued)

2004 convertible note, which was originally convertible into Series H preferred shares, was amended to be convertible into a new class of preferred shares series (“Series B”). Furthermore, the Company agreed on a 2-for-71 reverse stock split for all outstanding common and preferred shares, options and other convertible securities. All share data have been restated to give retro-active effect to this exchange of preferred shares and reverse stock split.

Foreign Currency Transactions

The functional and reporting currency of the Company is the euro (€). Transactions in foreign currencies are initially recorded at the functional currency exchange rate as of the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate as of the balance sheet date and resulting gains and losses are recorded in the statement of operations.

Cash Equivalents

Cash and cash equivalents on the balance sheets are comprised of cash at banks and short-term deposits with an original maturity of three months or less.

Deposit

As of December 31, 2004 and 2003, the Company had €95,000 and €108,000, respectively, as a security deposit under an operating lease agreement.

Short-Term Investments

The Company accounts for its securities in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”). Management determines the proper classification of securities at the time of the purchase and re-evaluates such designations as of each balance sheet date. As of December 31, 2004 and 2003, the investments held by the Company have been classified as available-for-sale.

After initial recognition, available-for-sale investments are recorded at fair value based on quoted market prices. Gains or losses on available-for-sale investments are recognized as a separate component of equity until the investment is sold, collected or otherwise disposed of, at which time the cumulative gain or loss previously reported in equity is included in the statements of operations.

The Company reviews its securities for impairment on a regular basis. If a decline in the fair value of available-for-sale securities is judged to be other than temporary, the cost basis for the security is reduced to fair value and a new cost basis is established. The reduction of the cost basis is included in the statements of operations as an impairment charge. The Company considers a decline in the market value of a marketable security longer than six months in duration to be other than temporary unless specific facts and circumstances indicate otherwise.

Accounts Receivables

Receivables are stated at their cost less an allowance for any uncollectible amounts. The allowance for doubtful accounts is based on management’s assessment of the collectability of specific customer accounts. If there is a deterioration of a customer’s credit worthiness or actual defaults are higher than historical experience, management’s estimates of the recoverability of amounts due to the Company could be adversely affected. The Company does not have a policy of requiring collateral. Based on management’s assessment, no allowance was necessary as of December 31, 2004 and 2003.

MICROMET AG

NOTES TO FINANCIAL STATEMENTS — (Continued)

Derivative Financial Instruments

The Company follows the guidance of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), for the recognition and measurement of embedded derivatives that must be bifurcated from the host debt instrument and accounted for separately. SFAS 133 requires all derivatives to be recorded on the balance sheet at fair value. Refer to Note 8 for the terms and conditions of such derivatives.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Major replacements and improvements that extend the useful life of assets are capitalized while general repairs and maintenance are charged to expense as incurred. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from three to ten years. Leasehold improvements are amortized over the estimated useful lives of the assets or the related lease term, whichever is shorter.

Patents

The Company holds patents for single-chain antigen binding molecule technology, which it acquired from Curis, Inc. in 2001. Patents are amortized over their estimated useful life of ten years using the straight-line method. The patents are utilized in revenue producing activities as well as in research and development activities.

Impairment of Long-Lived and Identifiable Intangible Assets

In accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), the Company evaluates the carrying value of long-lived assets and identifiable intangible assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability is determined by comparing projected undiscounted cash flows associated with such assets to the related carrying value. An impairment loss would be recognized when the estimated undiscounted future cash flow is less than the carrying amount of the asset. An impairment loss would be measured as the amount by which the carrying value of the asset exceeds the fair value of the asset. An impairment charge on lease hold-improvements of €315,000 has been recorded for the year ended December 31, 2004. No impairment charges have been recognized for the years ended December 31, 2003 and 2002.

Revenue Recognition

The Company’s revenues generally consist of licensing fees, milestone payments, royalties and fees for research services earned from license agreements or from research and development collaboration agreements.

The Company recognizes revenue, upon satisfying the following four criteria: persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured.

The Company recognizes revenue on development and collaboration agreements, including upfront payments, over the expected life of the development and collaboration agreement on a straight-line basis.

Fees for research services performed under the agreements are generally stated at a yearly fixed fee per research scientist. The Company recognizes revenue as the services are performed. Amounts received in advance of services performed are recorded as deferred income until earned.

The Company receives initial license fees and annual renewal fees upfront each year under license agreements. Revenue is recognized when the above noted criteria are satisfied unless the Company has further obligations associated with the license granted.

MICROMET AG

NOTES TO FINANCIAL STATEMENTS — (Continued)

Milestone payments are derived from the achievement of predetermined goals under the collaboration agreements. For milestones that are subject to contingencies, the related contingent revenue is not recognized until the milestone has been reached and customer acceptance has been obtained as necessary. In 2003, the Company received its first milestone payment from collaboration agreements totalling €1,000,000. In 2004, the Company did not receive any milestone payments.

The Company is entitled to receive royalty payments on sale of products under license and collaboration agreements. Royalties are based upon the volume of products sold and are recognized as revenue upon notification of sales from the customer. To date, the Company has not received or recognized any royalty payments.

For arrangements that include multiple deliverables, the Company identifies separate units of accounting based on the consensus reached on Emerging Issues Task Force Issue No. 00-21 Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). EITF 00-21 provides that revenue arrangements with multiple deliverables should be divided into separate units of accounting if certain criteria are met. The consideration for the arrangement is allocated to the separated units of accounting based on their relative fair values. Applicable revenue recognition criteria is considered separately for each unit of accounting. The Company adopted EITF 00-21 for all revenue arrangements after July 1, 2003.

Research and Development

Research and development expenditures, including direct and allocated expenses, are charged to operations as incurred. Clinical trial materials purchased for specific research and development projects, with no alternative future use, are recorded as research and development expenses as received.

Comprehensive Income (Loss)

Comprehensive loss amounted to €20,189,000, €18,638,000 and €21,792,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The differences between net loss and comprehensive loss relates to unrealized and realized gains and losses on available-for-sale short-term investments.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes (“SFAS 109”) using the liability method. Deferred income taxes are recognized at the enacted tax rates for temporary differences between the financial statement and income tax bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance if, based upon the weight of available evidence, it is more likely than not that some portion or all of the related tax asset will not be recovered.

Stock-Based Compensation

The Company has adopted the provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Under the guidance of SFAS 123, the Company estimates the value of stock options issued to employees using the Black-Scholes options pricing model with a near-zero volatility assumption. The value is determined based on the stock price of the Company’s stock on the date of grant and recognized as an expense over the vesting period using the straight-line method.

Reclassifications

Certain amounts in the previous year’s financial statements have been reclassified to conform to the current year’s presentation.

MICROMET AG

NOTES TO FINANCIAL STATEMENTS — (Continued)

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) has issued FASB Statement No. 123 (revised 2004), Share-Based Payment (“SFAS(R)”). SFAS 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Non-public companies are required to adopt the new standard at the beginning of the first annual period beginning after December 15, 2005. The Company is in the process of assessing the impact of the adoption of SFAS 123(R) on its financial position, results of operations and cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows to the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on the Company’s financial position and results of operations.

3.	Short-Term Investments

As of December 31, 2004, short-term investments consisted of the following (in thousands):

	Cost	Unrealized	Unrealized	Realized	Market
	Basis	Gains	Losses	Losses	Value

HVB Activest money-market funds	€700	—	—	—	€700

	€700	—	—	—	€700

As of December 31, 2003, short-term investments consisted of the following (in thousands):

		Unrealized	Unrealized	Realized	Market
	Cost Basis	Gains	Losses	Losses	Value

HVB Euro Floater due December 06, 2009	€2,698	€—	—	€(72)	€2,626
Deutsche Bank Euro Liquidity money-market funds	2,460	7	—	—	2,467
HVB Activest money-market funds	6,882	28	—	—	6,910

	€12,040	€35	—	€(72)	€12,003

Net gains (losses) on the sale of available-for-sale short-term investments is determined on the specific identification method when securities are sold and included in other income/(expense) amounted to €128,000, (€117,000) and (€28,000) for the years ended on December 31, 2004, 2003 and 2002, respectively. An impairment charge of €72,000 of the HVB Euro Floater was recorded as other expense in 2003 because the decline in the market value was longer than six months in duration and deemed to be other-than-temporary.

The Company has an agreement with HVB whereby HVB will issue guarantees to third parties, and the Company is required to obtain permission from HVB if its short-term investments balance declines to a level below the outstanding guarantees. The only guarantee outstanding as of December 31, 2004 and 2003 relates to €447,000 in connection with their building lease agreement. Accordingly, the short-term investments associated with this amount are disclosed as a non-current asset.

MICROMET AG

NOTES TO FINANCIAL STATEMENTS — (Continued)

4.	Property and Equipment

Property and equipment consist of the following (in thousands):

	Estimated	December 31,
	Useful Lives	2004	2003

Laboratory equipment	5 years	€4,457	€4,443
Computer equipment and software	3 years	1,021	977
Furniture	10 years	802	786
Leasehold improvements	10 years	2,409	2,482
Construction in progress		—	99

		8,689	8,787
Less accumulated depreciation and amortization		(4,824)	(3,520)

Property and equipment, net		€3,865	€5,267

Laboratory and computer equipment acquired under capital lease arrangements totalled €194,000 on December 31, 2004 and 2003. The accumulated depreciation related to assets under capital lease arrangements was approximately €138,000 and €84,000 as of December 31, 2004 and 2003, respectively. The capital lease equipment is amortized over the useful life of the equipment or the lease term, whichever is less, and such amortization expenses are included within depreciation expense.

The Company entered into a Purchase and Security Agreement with European Technology Ventures (“ETV”). Under the terms of the agreement, the Company financed approximately €3,000,000 of technical equipment purchases through a series of bond issuances. The assets purchased were pledged as collateral on the loans. Refer to Note 10 for the terms and conditions of such agreements.

As discussed further in Note 9, leasehold improvements include an asset retirement obligation in the amount of €146,000 as part of the carrying amount of the related long-lived asset.

5.	Patents

Patents consist of the following (in thousands):

	December 31,
	2004	2003

Patents	€14,896	€14,896
Accumulated amortization	(5,213)	(3,724)

Patents, net	€9,683	€11,172

Amortization expense on patents totalled €1,489,000 during each of the years ended December 31, 2004, 2003 and 2002.

MICROMET AG

NOTES TO FINANCIAL STATEMENTS — (Continued)

Future amortization for the patents is estimated to be as follows as of December 31, 2004 (in thousands):

2005	€1,489
2006	1,489
2007	1,489
2008	1,489
2009	1,489
Thereafter	2,238

€9,683

6.	Income Taxes

As a result of the net losses incurred by the Company since inception, no provision for income taxes has been recorded. As of December 31, 2004, the Company had accumulated tax net operating loss carryforwards in Germany of approximately €77,000,000. Under German tax laws, these loss carryforwards have an indefinite life and may be used to offset the Company’s future taxable income. Effective January 2004, the German tax authorities changed the rules concerning deduction of loss carryforwards. This loss carryforward deduction is now limited to €1,000,000 per year and the deduction of the exceeding amount is limited to 60% of the net taxable income. Net operating loss carryforwards are subject to review and possible adjustment by the German taxing authorities. Furthermore, under current German tax laws, certain substantial changes in the Company’s ownership may limit the amount of net operating loss carryforwards, which could be utilized annually to offset future taxable income.

Significant components of the Company’s deferred tax assets consist of the following (in thousands):

	December 31,
	2004	2003

Deferred tax assets:
Net operating loss carry forwards	€31,019	€26,672
Receivables	4,602	445
Accrued interest for silent partnerships	126	170

	35,747	27,287
Valuation allowance	(35,747)	(27,287)

Net deferred tax assets	€—	€—

Due to the degree of uncertainty related to the ultimate utilization and recoverability of the loss carry forwards and other deferred tax assets, the Company has reserved for the deferred tax asset to the extent it exceeds any tax liabilities. The increase in the valuation allowance for 2004 is due to the increase in net operating loss carry forwards from operations during the year and other temporary differences.

In the fiscal years 2004, 2003 and 2002, the income tax rate was calculated at 40.86% of the taxable income. That rate consists of 25.0% corporate tax, 5.5% solidarity surcharge on corporate tax and 14.48% trade tax. No income taxes were paid in the years ended on December 31, 2004, 2003 and 2002.

7.	Deferred Revenue

As of December 31, 2004, deferred revenues were mainly derived from a license and collaboration agreement with a wholly-owned subsidiary of Serono International, S.A. as further discussed in Note 16. Revenue related to the upfront license fee payment and revenue related to the research and development services are considered to be a

MICROMET AG

NOTES TO FINANCIAL STATEMENTS — (Continued)

combined unit of accounting and such revenues are recognized rateably over the period of the research and development program.

8.	Convertible Notes Payable

Convertible notes payable consist of the following (in thousands):

	December 31,
	2004	2003

Curis, Inc. convertible promissory note, net of amortized discount of €243,000 and including accrued interest of €714,000	€—	€4,538
Enzon, Inc. convertible promissory note	9,302	9,302
MedImmune, Inc. convertible promissory note	10,000	10,000
2004 convertible promissory notes including accrued interest of €188,000	10,188	—

Total convertible notes payable	€29,490	€23,840

Repayment of principal for the convertible notes for the next five fiscal years and thereafter subsequent to December 31, 2004 will be as follows (in thousands):

Years ended December 31,
2005	€—
2006	10,188
2007	9,302
2008	—
2009	—
thereafter	10,000

Total convertible notes payable	€29,490

  Curis, Inc., Cambridge, USA

In June 2001, the Company issued a convertible promissory note in the principal amount of €4,068,000 to Curis, Inc. (“Curis”) in connection with the acquisition of patents. In November 2004, the original convertible note was restructured into a non-interest bearing loan agreement in the amount of €4,500,000. The carrying amount prior to restructuring was €4,908,000, which included accrued interest. The new loan agreement is not convertible.

Under the terms and conditions of the loan note €1,250,000 was repaid in each of November 2004 and October 2005. The remaining outstanding amount of €2,000,000 is due and payable upon the closing of an exit event, as defined in the loan agreement, or upon a qualified financing between October 15, 2004 and October 15, 2005 that results in gross proceeds of at least €15,000,000 as specified in the agreement.

This debt restructuring was accounted for under SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructuring (“SFAS 15”). The debt restructuring resulted in a potential gain of €408,000, which was not recognized at the date of restructuring because under the terms of the agreement, penalty interest is contingently payable in the event of a default, as specified in the agreement. The obligations related to the loan note including the potential gain of €408,000 are included in short-term note as of December 31, 2004.

On February 1, 2006, the Company received a letter from Curis in which Curis claims that the reverse merger with CancerVax triggers an exit event per the terms of the loan agreement of October 2004 between Micromet and Curis. Such an exit event is defined as (i) the listing of Micromet shares on an exchange; (ii) a sale of 50% or more of Micromet shares; (iii) a sale of all Micromet assets; or (iv) a merger in which Micromet shareholders hold less than

MICROMET AG

NOTES TO FINANCIAL STATEMENTS — (Continued)

50% of the combined stock of the surviving entity. If the reverse merger is interpreted as an exit event, then €2,000,000 would be due and payable within 30 days after consummation of the reverse merger. That amount is in short-term note as of December 31, 2004. Management believes that the reverse merger with CancerVax does not qualify as an exit event and plans to dispute Curis’s interpretation of the loan agreement.

Interest expense in the years ended December 31, 2004, 2003 and 2002 related to the Curis convertible promissory note amounted to €370,000, €427,000 and €415,000, respectively.

  Enzon Pharmaceuticals, Inc., Bridgewater, USA

In April 2002, the Company entered into multiple agreements with Enzon Pharmaceuticals, Inc (“Enzon”). In addition to the research and development collaboration agreements, the Company issued a convertible note to Enzon in the nominal amount of €9,302,000. At the time of the issuance of the note the nominal amount was the equivalent of US$8,000,000. The convertible note has a stated nominal interest rate of 3.0%.

In June 2004, the Company and Enzon amended and restated their collaboration agreements and the convertible note. In the event that the Company terminates the convertible note prior to maturity, the Company is obliged to repay an amount equal to the greater of (i) US$8,000,000 or (ii) the fair market value of the number of common shares in the Company as the holder would receive upon exercise of its conversion right (“Call Option”). Furthermore, the due date of the convertible note was extended from March 31, 2006 to March 31, 2007. The modification of the Enzon note to allow for the early payoff represents a significant concession by the lender. This modification has been accounted for as a troubled debt restructuring under SFAS 15.

Under the provision of SFAS 133, the Call Option is an embedded derivative that must be bifurcated and accounted for at fair value. The estimated fair value of the call option at the date of modification was €2.7 million, and this amount was recorded as an asset at the date of modification. Since this asset can only be realized if the Company exercises the Call Option and settles the note payable, the gain associated with this derivative is considered to be a contingent gain under SFAS 15 and has been deferred. Similarly, future changes in the fair value of the call option represent changes in the contingent gain on settlement of the debt, and will be deferred under SFAS 15. The carrying amount of the derivative and the related deferred gain are combined with the note payable in the financial statements. As of December 31, 2004, the estimated fair value of the Call Option was €3.4 million.

Interest expense in the years ended December 31, 2004, 2003 and 2002 related to the Enzon convertible promissory note amounted to €279,000, €279,000 and €191,000, respectively.

On December 19, 2005, Enzon exercised the conversion option and converted the convertible note into 16,836 common shares of the Company at a conversion price of €552.50 as further discussed in Note 19.

  MedImmune, Inc., Gaithersburg, USA

In June 2003, the Company entered into multiple agreements with MedImmune, Inc., or MedImmune. In addition to the research and development collaboration agreements, the Company issued a convertible note in the nominal amount of €10,000,000 to MedImmune Ventures, Inc., or MedImmune Ventures. The conversion option was subsequently amended as a consequence of the capital restructuring on October 11, 2005. The amended convertible note is subject to voluntary conversion into no-par value registered preferred shares (Series A) of the Company at a conversion price of up to €488.84 per preferred share (Series A) in the event of an IPO, Merger or in a Change of Control. The convertible note bears nominal interest of 4.5% per year and is due in June 2010.

Upon an IPO or reverse merger, the holder has the right to convert the note in full into preferred shares (Series A) if the pre-money valuation of the Company is €120,000,000 or more. If the valuation is less, the conversion rate is a pro rata percentage which decreases ratably as the pre-money valuation decrease from €120,000,000. The remainder of the note remains outstanding until the due date. In addition, upon an IPO or reverse merger, MedImmune Ventures has the right to call the note in full if the resulting entity has €60,000,000 or more in

MICROMET AG

NOTES TO FINANCIAL STATEMENTS — (Continued)

cash upon first day of trading or the closing date of the merger. If available cash is less than €60,000,000 but more than €30,000,000, MedImmune Ventures has the right to call the note on a pro rata basis for amounts of over €30,000,000 and increasing to €60,000,000. The remainder of the note remains outstanding until due date.

In the case of a change of control the holder has the right to convert the note in full into preferred shares (Series A), if the valuation after debt is equal to or exceeds €144,000,000. If the valuation is lower than €144,000,000, the note becomes due upon effective date of the transaction.

Interest expenses in the years ended December 31, 2004 and 2003 related to the MedImmune Ventures convertible promissory note amounted to €450,000 and €263,000, respectively.

  2004 Convertible Notes

In November 2004, the Company issued convertible notes in the aggregate nominal value of €10,000,000 to certain shareholders of the Company. Each holder of the convertible note may request the conversion of its share of the convertible notes into preferred shares (Series B) of the Company. Repayment of the nominal value is due on December 31, 2006. The convertible notes are subject to mandatory conversion upon written request of a majority of 70% of the holders or in case of a conversion event as defined in the convertible notes agreement.

The number of new preferred shares (Series B) with a set nominal value of €1 each to be issued in the course of the conversion shall be determined by the nominal value of the convertible notes, to the extent that it has been paid in, divided by the conversion price. The conversion price decreases from €636.16 per share to a minimum of €424.94 per share depending upon the number of full months from the payment of the nominal value until the exercise of the conversion right. The convertible notes bear nominal interest of 24% per annum, which are due and payable together with the repayment of the nominal value on December 31, 2006. The interest payment is due only if the nominal value has not been converted into preferred shares (Series B). Interest expenses in the year ended December 31, 2004 related to the 2004 convertible promissory note amounted to €188,000.

In December 2005, the convertible notes in the aggregate nominal value of €10,000,000 were converted into 18,704 preferred shares (Series B).

9.	Other Non-Current Liabilities

Other non-current liabilities consist of the following (in thousands):

	December 31,
	2004	2003

Restructuring provision, net of current portion	€427	€—
GEK subsidy, net of current portion	248	287
Asset retirement obligation	146	—
Capital lease obligations, net of current portion	7	39
Option bonds due to related parties	3	3

	€831	€329

The restructuring provisions are described in Note 18 in these financial statements.

  GEK Subsidy

In December 2002, the Company entered into a subsidy agreement with GEK Grundstücksverwaltungsgesellschaft mbH & Co. Objekt Eins KG (“GEK”), whereby GEK provided €356,000 in lease incentives to the Company in conjunction with the operating lease agreement for facilities. The subsidy is restricted to purchases of

MICROMET AG

NOTES TO FINANCIAL STATEMENTS — (Continued)

property and equipment for research and development activities. The subsidy has been recorded as deferred rent and allocated between current and other non-current liabilities and amortized on a straight-line basis over the term of the building lease of ten years.

  Asset Retirement Obligation

In February 2001, the Company and GEK entered into a building lease agreement. Under the terms of the agreement, GEK agreed to lease laboratory and office space to the Company for a period of ten years beginning on July 1, 2002.

Upon termination of the agreement, the Company under certain conditions will be obliged to remove those leasehold improvements that will not be taken over by GEK. In 2004, the Company re-evaluated the fair value of the obligation to remove leasehold improvements. Based on changes in market conditions and the estimated future use of the lease space, the fair value of the asset retirement obligation was estimated to be approximately €146,000. Accordingly, the Company recorded a liability in this amount in 2004.

  Option Bonds Due from Related Parties

In June 2001, the Company issued 300 option bonds with a nominal value of €1 each bearing an interest rate of 3% per annum to selected members of the supervisory board. The option bonds, including interest, are due on June 8, 2009. The acquirers paid €300 to the Company. The option bonds carry a total of 600 option rights to purchase common shares of the Company. The option rights vest over 36 months and expire on June 8, 2009.

In March 2002, the Company issued an additional 300 option bonds with the same terms and conditions (including option rights) as the previously issued options bonds. These option bonds and attached option rights expire on March 28, 2010.

In May 2003, the Company issued an additional 2,130 option bonds with a nominal value of €1 each bearing nominal an interest rate of 3% per annum to selected members of the supervisory board. The option bonds, including interest, are due on April 26, 2011. The acquirers paid €2,130 to the Company. The option bonds carry a total of 600 option rights to purchase common shares of the Company. The option rights vest over 36 months and expire on April 26, 2011.

The shareholders’ meeting on May 25, 2004 amended the exercise price, the exercise conditions of the option rights, and the possibility to terminate the options rights in the event of change of control of the convertible bonds issued to the members of the supervisory board by the resolutions of the shareholders’ meeting on May 20, 2004, March 27, 2002, and June 7, 2001. The exercise prices are calculated using the same method as for the amended issue price of the option program described in Note 12 and therefore vary between €35.5 and €284 depending on an investment multiple as defined in the agreement.

The Company has determined the fair value of these 1,800 option rights using the minimum value method, which resulted in no compensation expense to be recorded over the vesting period as the fair value of the rights were zero.

10.	Long-Term Debt

  Technologie-Beteiligungs-Gesellschaft mbH

In October 1996, the Company entered into two agreements with tbg Technologie-Beteiligungs-Gesellschaft mbH (“tbg”) of the Deutsche Ausgleichsbank (“the lender”) to borrow €177,000 at 6% interest, payable semi-annually (“Agreement No. 1”) and €716,000 at 6% interest, payable semi-annually (“Agreement No. 2”). In February 1999, the Company entered into four additional agreements with tbg to borrow €760,000 at 7% interest, payable semi-annually (“Agreement No. 3”), €476,000 at 6% interest, payable semi-annually (“Agreement No. 4”), €262,000 at 7% interest, payable semi-annually (“Agreement No. 5”), and €164,000 at 6% interest, payable semi-

MICROMET AG

NOTES TO FINANCIAL STATEMENTS — (Continued)

annually (“Agreement No. 6”). Under these agreements, tbg, which is indirectly owned by the German government and was formed to support the development of technology-oriented companies in the start-up phase, became a “stiller Gesellschafter” (silent partner) in the Company. Silent partnerships are a common form of investment under German business practice. Under the terms of the silent partnership agreements, tbg is not a legal owner of the Company and is not liable for the obligations of the Company. tbg is not involved in the management of the Company, but significant business decisions such as changes in the articles of incorporation, mergers and acquisitions or significant contractual matters are subject to its approval. Agreements No. 1 and No. 2 expire on December 31, 2006. Agreements No. 3, No. 4, No. 5 and No. 6 expire on December 31, 2008.

In addition to interest at the contractual rate described above, tbg is entitled to the following:

1. If the Company earns a profit in any fiscal year during the agreement period, the lender is entitled to a total of 9% of the Company’s profit before income taxes and other items specified in the contract (“profit sharing”), determined in accordance with accounting principles generally accepted in Germany (“German GAAP”). The lender does not participate in the Company’s losses.

2. €11,000, €43,000, €29,000 and €10,000 per year (representing 6% of the nominal amount of the loan under Agreements No. 1, No. 2, No. 4 and No. 6, respectively) and €53,000 and €18,000 per year (representing 7% of the nominal amount of the loan under Agreements No. 3 and No. 5) for the 6th through the 10th year of the agreements, due at the end of the Agreements.

3. €53,000, €215,000, €143,000 and €49,000 (representing 30% of the amount of the loan under Agreements No. 1, No. 2, No. 4 and No. 6, respectively) and €266,000 and €92,000 (representing 35% of the amount of the loan under Agreements No. 3 and No. 5) due, notwithstanding when the principal is extinguished, at the end of the Agreements.

The agreements state that amounts due in items 2 and 3 above may be waived at the discretion of the lender based on their evaluation of the “overall economic condition” of the Company. The evaluation of the “overall economic condition” of the Company is based upon its profitability during the last three years before termination of the agreement and any unrealised appreciation of assets during the term of the agreement. The actual amounts due at the end of Agreements No. 1 and No. 2, under items 2 and 3 above, shall be reduced by amounts previously paid under profit sharing (item 1 above). The Company has included amounts under points 2 and 3 described above as elements of interest expense and is recording such interest over the life of the silent partnership agreements using the effective interest method. The balance of Agreements No. 1 and 2 including accrued and unpaid interest amounted to €1,269,000 and €1,200,000, at December 31, 2004 and 2003, respectively. The balance of Agreements No. 3, 4 and 5 including accrued and unpaid interest amounted to €2,150,000 and €2,054,000 at December 31, 2004 and 2003, respectively.

  Bayern Kapital GmbH

In January 1997, the Company entered into a seventh silent partnership agreement (“Agreement No. 7”) with Bayern Kapital GmbH (“Bayern Kapital”) under which Bayern Kapital agreed to provide financing in the amount of €893,000 at 6.75% interest, payable quarterly. Agreement No. 7 expires on December 31, 2006.

In addition to interest at the contractual rate described above, Bayern Kapital is entitled to the following:

1. If the Company earns a profit in any fiscal year during the agreement period, the lender is entitled to a total of 8% of the Company’s profit before income taxes and other items specified in the contract (“profit sharing”), determined in accordance with German GAAP. The lender does not participate in the Company’s losses.

2. €80,000 per year (representing 9% of the nominal amount of the loan under Agreement No. 7) for the 6th through the 10th year of the agreement, due at the end of the Agreement.

MICROMET AG

NOTES TO FINANCIAL STATEMENTS — (Continued)

3. €313,000 (representing 35% of the amount of the loan under Agreement No. 7), due notwithstanding when the principal is extinguished, at the end of the Agreement.

The contractual terms of the aforementioned payments are the same as those described for the tbg Agreements.

The Company has included amounts under points 2 and 3 described above as elements of interest expense and is recording such interest over the life of the silent partnership agreements using the effective interest method. The balance of Agreements No. 7 including accrued and unpaid interest amounted to €1,381,000 band €1,265,000 at December 31, 2004 and 2003, respectively.

  Technologie Beteilungsfonds Bayern GmbH & Co. KG

In January 2000, the Company entered into an eighth silent partnership agreement (“Agreement No. 8”) with Technologie Beteilungsfonds Bayern GmbH & Co. KG (“Technologie-Fonds Bayern”) under which Technologie-Fonds Bayern agreed to provide financing in the amount of €1,662,000 at 6% interest, payable quarterly. Agreement No. 8 expires on December 31, 2008.

In addition to interest at the contractual rate described above, Technologie-Fonds Bayern is entitled to the following:

1. If the Company earns a profit in any fiscal year during the agreement period, the lender is entitled to a total of 9% of the Company’s profit before income taxes and other items specified in the contract (“profit sharing”), determined in accordance with German GAAP. The lender does not participate in the Company’s losses.

2. €150,000 per year (representing 9% of the nominal amount of the loan under Agreement No. 8) for the 6th through the 10th year of the agreement, due at the end of the Agreement.

3. €582,000 (representing 35% of the amount of the loan under Agreement No. 8) due, notwithstanding when the principal is extinguished, at the end of the Agreement.

The contractual terms of the aforementioned payments are the same as those described for the tbg Agreements.

The Company has included amounts under points 2 and 3 described above as elements of interest expense and is recording such interest over the life of the silent partnership agreements using the effective interest method. The balance of Agreements No. 8 including accrued and unpaid interest amounted to €2,230,000 and €2,087,000, at December 31, 2004 and 2003, respectively.

  European Technology Ventures

In June 2002, the Company entered into an agreement with European Technology Ventures (“ETV”) to finance equipment purchases up to €2,500,000. The Company can draw down the line of credit once a month for an amount of at least €50,000. Interest on each draw is based on the three-year swap rate on the euro, determined at the date of the draw, plus a fixed rate of 8.5%. The Company made two draws in 2002 totalling approximately €1,600,000 based on the three-year swap rates of 4.31% and 3.56% at the time the draws were made. Each draw is payable monthly over 36 months. All equipment purchased under this agreement has been pledged as collateral.

In connection with the agreement, the Company granted to ETV warrants to purchase 8,786 shares of the Company’s convertible preferred shares (Series A). The strike price is €49.82 per warrant share and is exercisable for the longer of ten years from the date of issuance or five years after an IPO. The amounts issued were valued using the Black-Scholes valuation model with a calculated volatility. The value of these warrants were determined to be €201,000 which were recorded as a reduction of the related ETV debt and are amortized over the term of the underlying debt.

MICROMET AG

NOTES TO FINANCIAL STATEMENTS — (Continued)

In March 2003, the Company entered into a fixed-rate-bond-with-warrants agreement (supplementary agreement to the above agreement) to fund up to €500,000 to finance additional equipment purchases by way of a purchase of one or more fixed rate bonds, each with a nominal amount of not less than €50,000, which brought the total amount available for borrowing up to €3,000,000. Interest on each draw is based on the three-year swap rate on the Euro, determined at the date of the draw, plus a fixed rate of 8.5%. The Company made two draws in 2003 totalling approximately €1,400,000 based on the three-year swap rates of 3.06% and 3.05% at the time the draws were made. The first draw was payable over 12 months and the second draw is payable monthly over 36 months. All equipment purchased under this supplementary agreement has been pledged as collateral.

In connection with the supplementary agreement, the Company granted to ETV warrants to purchase 1,756 shares of the Company’s preferred shares (Series A). The strike price is €49.82 per warrant share and will be exercisable for the longer of ten years from the date of issuance or five years after an IPO. The amounts issued were valued using the Black-Scholes valuation model with a calculated volatility. The value of these warrants were determined to be €16,000 which were recorded as a reduction of the related ETV debt and are amortized over the term of the underlying debt. Interest expense in the years ended December 31, 2004, 2003 and 2002 related to the ETV agreements, including the amortization of the fair value of the warrants, amounted to €264,000, €356,000 and €88,000, respectively.

  Grundstücksentwicklungs- und Verwaltungsgesellschaft mbH & Co KG

In December 2002, the Company entered into an agreement with GEDO Grundstücksentwicklungs- und Verwaltungsgesellschaft mbH & Co KG (“GEDO”) in the amount of €435,000 to finance equipment purchases at an interest rate of 7.5%, with principal and interest payments due monthly over 48 months. Interest expenses in the years ended December 31, 2004 and 2003 amounted to €22,000 and €29,000, respectively.

Long-term debt obligations consist of the following (in thousands):

	December 31,
	2004	2003

tbg borrowings due December 31, 2006; interest payable semi-annually at 6%	€1,269	€1,200
Bayern Kapital borrowings due December 31, 2006; interest payable quarterly at 6.75%	1,381	1,265
tbg borrowings due December 31, 2008; interest payable semi-annually at rates ranging from 6% to 7%	2,150	2,054
Technologie-Fonds Bayern borrowings due December 31, 2008; interest payable quarterly at 6%	2,230	2,087
GEDO, borrowings due December 31, 2006; interest payable monthly at 7.5%	111	224
ETV, borrowings due 36 months after drawdown; interest payable monthly at rates ranging from 11.55% to 12.81%	99	1,037

	€7,240	€7,867

Repayment of principal for the debt agreements is as follows as of December 31, 2004 (in thousands):

2005	€971
2006	2,859
2007	—
2008	4,381

8,211
less current portion	(971)

Total long-term debt	€7,240

MICROMET AG

NOTES TO FINANCIAL STATEMENTS — (Continued)

11.	Commitments and Contingencies

  Leases

In February 2001, the Company and GEK entered into a building lease agreement. Under the terms of the agreement, GEK agreed to lease laboratory and office space to the Company for a period of ten years beginning on July 1, 2002.

In connection with the building lease agreement, the Company entered into an agreement to receive a subsidy from GEK in the amount of €365,000. In the event that the Company is unable to fulfill its obligations and terminates the building lease agreement prior to December 2010, the Company is obliged to repay certain portions of the subsidy to GEK as specified in the agreement.

Rent expenses amounted to approximately €2,277,000, €2,112,000 and €1,133,000 in the years 2004, 2003 and 2002, respectively. Additionally, the Company leases certain equipment under various non-cancellable operating and capital leases with various expiration dates through 2006.

  Capital Lease Obligations

In January 2002, the Company entered into equipment financing agreements totalling €194,000 with two financing companies for the purpose of buying equipment. As of December 31, 2002, the entire €194,000 had been drawn down under these agreements and is repayable in monthly instalments, the last of which is due August 1, 2006. These agreements provide for interest ranging from 9.2% to 17.6%.

Future minimum lease payments under non-cancellable operating and capital leases as of December 31, 2004 are as follows (in thousands):

	Capital	Operating
	Leases	Leases

2005	€34	€2,169
2006	7	2,155
2007	—	2,149
2008	—	2,138
2009	—	2,094
Thereafter	—	5,235

Total minimum lease payments	€41	€15,940

Less: amount representing imputed interest	1

Present value of minimum lease payments	40
Less: current portion	33

Capital lease obligation, less current portion	€7

  License and Research and Development Agreements

The Company licenses certain of its technology from third parties. In exchange for the right to use licensed technology in its research and development efforts, the Company has entered into various license agreements. These agreements generally stipulate that the Company pay license fees and royalties on future product sales. In addition, many of the agreements obligate the Company to make contractually defined payments upon the achievement of certain milestones.

MICROMET AG

NOTES TO FINANCIAL STATEMENTS — (Continued)

The Company incurred license expense totalling approximately €932,000, €251,000 and €146,000 for the years 2004, 2003 and 2002, respectively. Milestone payments totaled €26,000, €87,000 and €347,000 for the years 2004, 2003 and 2002, respectively. These amounts have been included in research and development expenses.

Furthermore, the Company is party to several research and development agreements as discussed in Note 16.

The Company’s fixed commitments under license and research and development agreements are as follows (in thousands):

2005	€83
2006	83
2007	83
2008	83

Total minimum payments	€332

  Other taxes

The Company has reserved accruals for contingent liabilities related to non-income tax matters in the amounts of €931,000 and €719,000 as of December 31, 2004 and 2003 respectively. Of these amounts €245,000 and €188,000 at 2004 and 2003, respectively, relate to the deduction and reimbursement of input VAT incurred on expenses related to the increase of the stated capital. The revenue authorities have denied the deduction and the Company has filed an appeal against the respective assessment. The appeal is pending and depends on the outcome of a model case pending with the supreme fiscal court in a similar matter. The remaining accrual of €686,000 and €602,000 at December 31, 2004 and 2003, respectively, relate to withholding tax duty on royalty payments affecting foreign recipients.

12.	Stockholders’ Equity

  Equity transactions

On May 25, 2004, the Company approved a change in exercise price and of the performance goal for most options issued to employees and supervisory board members under the 2000 and 2002 stock option plans. The new exercise price is calculated using a formula based on the ratio of the yield to invested capital, which results in an exercise price range of between €35.50 and €284.00. The consequences of these changes on the accounting for these options are described further in the section entitled “Stock-Based Compensation”.

On October 11, 2005, the Company simplified its capital structure through conversion of the pre-existing preferred shares series (A through F) into a new class of voting preferred shares (Series A) in a ratio of one old share for one new share. Furthermore, the Company agreed on a 2-for-71 reverse stock split for all outstanding common and preferred shares and related options and conversion features.

  Convertible Preferred Stock

Subsequent to the capital restructuring resolved on October 11, 2005, the Company is authorized to issue two classes of convertible preferred stock: Series A and Series B. The Company’s convertible preferred stock has the following significant characteristics as amended:

Voting Rights

Convertible preferred stockholders are entitled to one vote per share.

MICROMET AG

NOTES TO FINANCIAL STATEMENTS — (Continued)

Dividend Rights

Convertible preferred stockholders and common stockholders are entitled to dividends, if and when declared. Convertible preferred stockholders are not entitled to any preferred dividend payments as compared to common stockholders. No dividends were declared through December 31, 2004.

Anti-Dilution Protection

If new shares in the Company are issued, certain anti-dilution provisions shall apply. No rights have been exercised.

Rights of First Refusal

A stockholder intending to sell his or her current or future stockholding in the Company out of consideration shall offer such shares for sale to all other stockholders. All other shareholders (the “First Right Holders”) are entitled to accept the offer in ratio to their respective stockholding in the Company. If any stockholder waives first rights, the remaining preferred shareholders are entitled to the right of first refusal on the waived rights pro rata to their respective shareholding in the Company. The rights of first refusal may only be exercised or waived by a stockholder in whole, not in part.

Veto Rights

The following resolutions require a 75% majority approval of the holders of convertible preferred stock: 1) transformation of the Company within the meaning of § 1 of the German Act on Transformation of Companies; 2) sale of more than 75% of the Company’s assets; 3) merger of the Company with another entity; 4) liquidation of the Company; 5) amendments to the Company’s Articles of Association; 6) actions concerning the increase or reduction of share capital; 7) granting of consent in respect of the conclusion of corporate agreements within the meaning of §§ 291 of the German Stock Corporation Act; 8) integration within the meaning of §§ 139 of the German Stock Corporation Act; 9) creation of new classes of shares which grant equal or preferred rights as compared to preference shares; 10) appointment of auditors; 11) election and dismissal of members of the Company’s supervisory board; 12) redemption of shares; and 13) distribution to stockholders.

Liquidation/Sale Proceeds

In the event of dissolution of the Company, the holders of preferred shares shall have the following preference rights. Up to the amount of €1,272.32 per each preferred shares (Series B) plus the amount of the resolved but undistributed dividends attributable to the preferred shares (Series B) the liquidation proceeds shall be first paid out to the holders of preferred shares (Series B). In the event that the liquidation proceeds are not sufficient for the payment of such amounts, the liquidation proceeds shall be distributed to the holders of preferred shares (Series B), among them in proportion to the number of preferred shares (Series B) held by them, respectively.

Thereafter, up to the amount of €269.84 per each preferred shares (Series A) plus the amount of the resolved but undistributed dividends attributable to the preferred shares (Series A) the remaining liquidation proceeds shall be paid out to the holders of preferred shares (Series A). In the event that the remaining liquidation proceeds are not sufficient for the payment of such amounts, the liquidation proceeds shall be distributed to the holders of preferred shares (Series A), among them in proportion to the number of preferred shares (Series A) held by them, respectively.

After the afore-mentioned payments to the holders of the preferred shares (Series B) and (Series A) have been made, any remaining liquidation proceeds shall be distributed to all shareholders, among them in proportion to their participation in the Company, respectively.

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NOTES TO FINANCIAL STATEMENTS — (Continued)

Terms of Conversion

Every holder of Preference Shares is entitled to demand at any time that the shares be converted, whether individually or in total, into common shares at a ratio of one-to-one.

A summary of convertible preference shares is as follows:

				Aggregate
				Liquidation
	Shares	Shares Issued	Share	Preference
	Authorized	and Outstanding	Price	(outstanding shares)

December 31, 2004
Series (A new)	1,118,658	227,616	€269.83	€61,418,605
Series (B new)	23,898	—	—	—

	1,142,556	227,616		€61,418,605

December 31, 2003
Series (A new)	1,118,658	227,616	€269.83	€61,418,605

	1,118,658	227,616		€61,418,605

December 31, 2002
Series (A new)	1,116,902	227,616	€269.83	€61,418,605

	1,116,902	227,616		€61,418,605

Stock Subscription Receivable

During 1998, treasury stock was issued to employees in exchange for non-interest bearing stock subscription receivables. During 2004, the Company received payments of €12,000. The balance as of December 31, 2004 and 2003 is €299,000 and €311,000, respectively. Such receivables are recorded as a reduction of stockholders equity.

Non-Plan Options

In June 2000, the Company issued 450 non-plan options to three supervisory advisory board members at €178.57 per share. As of December 31, 2004, 450 non-plan options were outstanding and had an exercise price of €178.57. None of these options have been exercised and the remaining contractual life was 0.5 years as of December 31, 2004. These non-plan options are accounted for in the same manner as plan options as described below in the section entitled “Stock-Based Compensation”.

There were no additional non-plan option grants in 2004, 2003 and 2002.

Stock Option Plan

In December 2000, the Company adopted the 2000 Stock Option Plan (“2000 Plan”), which provides for the granting of incentive stock options to selected employees, executives and its affiliates. The 2000 Plan authorized the grant of options to purchase up to 600,305 shares of the Company’s common stock. Options granted may be exercisable after three years and in general vest rateably over a three-year period commencing with the grant date and expire no later than eight years from the date of grant. As of December 31, 2004, 36,405 options remain available for grant under this plan.

In November 2002, the Company adopted the 2002 Stock Option Plan (“2002 Plan”), which provides for the granting of incentive stock options to selected employees, executives and its affiliates. The 2002 Plan authorized the

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NOTES TO FINANCIAL STATEMENTS — (Continued)

grant of options to purchase up to 11,933 shares of the Company’s common stock. Options granted may be exercisable after three years and in general vest rateably over a three-year period commencing with the grant date and expire no later than eight years from the date of grant. As of December 31, 2004, all options were granted under this plan.

The shareholders’ meeting on May 25, 2004 approved the change in issue price and of the performance goal of the options granted under the 2000 Stock Option Plan, the 2002 Stock Option Plan and options granted to supervisory board members. The issue price to purchase a no par share is calculated using a formula that depends on an investment multiple in the scenarios of an initial public offering or a change in control. The investment multiple is determined on the basis of the ratio of the yield to the invested capital as described in the plan. In predefined steps, the issue price increases as the investment multiple increases. Depending on the investment multiple, the issue price is between €35.5 and €284.0 as described in the plan.

The Company’s stock option activity (including grants to supervisory board members) for the years ended on December 31, 2004, 2003 and 2002 is summarized as follows:

		Weighted-
	Options	Average
	Outstanding	Exercise Price

Balance at January 1, 2002	598,562	€8.45
Granted to supervisory board members	600	11.97
Forfeited	(3,763)	6.57

Balance at December 31, 2002	595,399	8.58
Granted to employees	9,451	6.34
Granted to supervisory board members	600	11.97
Forfeited	(10,974)	8.62

Balance at December 31, 2003	594,476	€7.89	*

Forfeited	(21,184)	6.34
Granted to employees	4,761	35.5 – 284.0

Balance at December 31, 2004	578,053	€35.5 – 284.0

* As noted above, outstanding options (including options to supervisory board members) were modified in May 2004.

As of December 31, 2004, 2003 and 2002, 578,053, 594,476 and 595,399 options, respectively, were outstanding, of which 570,654, 493,898 and 370,690, respectively were vested. The weighted average fair value of options granted during 2004, 2003 and 2002 was €0. As of December 31, 2004, the weighted average remaining contractual life of outstanding options was 5.51 years.

Stock-Based Compensation

The Company has adopted the expense recognition provisions of SFAS 123, Accounting for Stock-Based Compensation. Under the guidance of SFAS 123, the Company estimates the value of stock options issued using the Black-Scholes options pricing model with a near-zero volatility factor, or a minimum value model. The value is determined based on the estimated fair value of the Company’s stock on the date of grant and recognized as an expense over the vesting period.

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NOTES TO FINANCIAL STATEMENTS — (Continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions and results for options granted during the periods presented:

	2004	2003	2002

Weighted average risk free interest rate	3.42%	3.89%	5.00%
Expected dividend yield	0%	0%	0%
Expected life (in years)	4.00	4.00	4.00
Weighted average calculated fair value at grant date	0.00	0.00	0.00

The modification in May 2004 of the options granted under the 2000 Plan and 2002 Plan was accounted for in accordance with SFAS 123. Under the guidance of SFAS 123, a modification of an option award is treated as an exchange of the previously issued option award for a new option award. Any incremental fair value in measuring the new award would be amortized along with any remaining unamortized compensation from the original award over the new vesting period. The modification did not result in any incremental compensation expense for the modified options.

The Company has recognized stock compensation expense of €2,000, €18,000 and €44,000 for 2004, 2003 and 2002, respectively, primarily related to stock options granted prior to fiscal 2002.

13.	Related Parties

Loans to Employees

Beginning in 1998, the Company granted unsecured loans to its employees with interest rates ranging from 0% to 6%. The outstanding loans to employees totalled €238,000 as of December 31, 2004, 2003 and 2002. The loans do not have termination dates. However, in the event of an Initial Public Offering (IPO), all loans are due once the IPO is effective.

14.	Financial Risk Management Objectives and Policies

The Company’s principal financial instruments comprise of long-term debt, convertible notes, capital leases, cash and short-term investments. The Company has various other financial instruments such as trade debtors and trade creditors.

Foreign Currency Risk

The Company has transactional currency exposures. Such exposure arises from revenues generated in currencies other than the Company’s measurement currency. Approximately 33%, 22% and 23% of the Company’s revenue were denominated in US dollars in 2004, 2003 and 2002, respectively. Although the Company has significant customers with the US dollar as the functional currency, the majority of transactions are contracted in Euros. Rendered services contracted in US dollars are exposed to movements in the US$/Euro exchange rates within contractually agreed fluctuation ranges. Certain license fees and milestone payments are denominated in US dollars. The Company has not hedged this exposure.

Credit and Liquidity Risk

Financial instruments that potentially subject the Company to credit and liquidity risk consist primarily of cash, cash equivalents, short-term investments and accounts receivable.

It is the Company’s policy to place all of its cash equivalents, short-term investments and deposit with high-credit quality issuers. In the event of a default by the institution holding the cash, cash equivalents, short-term investments and restricted cash the Company is exposed to credit risk to the extent of the amounts recorded on the

MICROMET AG

NOTES TO FINANCIAL STATEMENTS — (Continued)

balance sheets. The Company continually monitors the credit quality of the financial institutions, which are counterparts to its financial instruments.

The Company’s accounts receivable and revenue are subject to credit risk as a result of customer concentrations.

Customers comprising greater than 10% of the accounts receivable balances presented as a percentage of total receivables are as follows:

	December 31,
	2004	2003

Serono International S.A.	87%	—
MedImmune, Inc.	12%	77%
Enzon, Inc.	—	23%

Customers comprising greater than 10% of total revenues presented as a percentage of total revenues are as follows:

	December 31,
	2004	2003	2002

MedImmune, Inc.	41%	17%	—
Enzon, Inc.	20%	22%	23%
CTI, Inc.	19%	61%	57%
Altana AG	—	—	13%

The Company had unbilled accounts receivable of approximately €2,887,000, €2,453,000 and €906,000 as of December 31, 2004, 2003 and 2002, respectively. The amounts are included in accounts receivable.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximate their fair value based upon the expected short-term settlement of these instruments. The fair value of marketable securities is based upon quoted market prices.

The valuation analysis of financial instruments essentially assumes that investors holding the underlying debt instruments of the Company face two risks that need to be reflected in the fair value ranges which include (a) the risk of technical success of the research & development projects/technology and (b) the potential lack of funds to support the research & development projects/technology given limited funds available as per the valuation dates, the default risk of the Company is essentially represented by the Company’s future success in raising sufficient funds to support its research activities until cash flow break-even.

In determining fair values, the Company used a discounted cash flow model with current incremental borrowing rates for long-term debt and current incremental borrowing rates for similar convertible debt instruments.

MICROMET AG

NOTES TO FINANCIAL STATEMENTS — (Continued)

The estimates of fair value of the following financial instruments are summarized as follows (in thousands):

	December 31, 2004
	Carrying
	Amount	Fair Value

Curis, Inc. Loan note	€3,250	€1,407
Enzon, Inc Convertible note due March 31, 2007	9,302	5,892
MedImmune Inc Convertible note due June 6, 2010	10,000	8,292
Shareholders Convertible note due December 31, 2006	10,000	15,726
tbg (Silent Partner) Borrowings due December 31, 2006	1,269	1,136
Bayern Kapital (Silent Partner) Borrowings due December 31, 2006	1,381	1,276
tbg (Silent Partner) Borrowings due December 31, 2008	2,150	1,776
Technologie-Fonds Bayern (Silent Partner) Borrowings due December 31, 2008	2,230	2,018
European Technology Ventures Borrowings due 36 months after drawdown	1,041	966

Total	40,623	38,489

15.	License Agreements

The Company has entered into several contractual agreements with third parties for the licensing of certain technologies or products. In exchange for, or in receipt of, the rights to the technology or products, the agreements provide for the payment of license fees, milestones and royalties upon future net sales. The Company entered into the following significant license agreements:

Isogenis, Inc., Colorado, USA

In October 1999, the Company entered into a license agreement with Isogenis, Inc. (formerly Biohybrid, Inc.) related to the usage and patent rights of hybrid ligand directed to activation of cytotoxic effector lymphocytes and target associated antigens. Upon the sale of products developed using the licensed patents and technology, the Company will pay royalty fees on net sales in the US as defined in the agreement. Furthermore, the Company is obligated to pay guaranteed annual license fees and certain milestones for each licensed product developed under the agreement and commercialised in the US.

Expenses associated with this agreement were US$100,000 for each of the years 2004, 2003 and 2002.

Dyax Corporation, Massachusetts, USA

In October 2000, the Company entered into a license agreement with Dyax Corporation for the usage of certain phase display techniques.

Under the terms of the agreement, the Company is obliged to pay an initial license fee and certain milestone payments as defined in the agreement.

No expenses were incurred or recorded under this agreement in 2004, 2003 and 2002.

MICROMET AG

NOTES TO FINANCIAL STATEMENTS — (Continued)

Curis, Inc., Cambridge, USA

In June 2001, the Company and Curis, Inc., (“Curis”) entered into an agreement for the Company to purchase certain single-chain antigen binding molecule patents and license rights from Curis. In exchange for these patent and license rights, the Company paid Curis approximately €9,464,000 in cash, 213,213 shares of its common stock valued at approximately €1,900,000 and provided a convertible note valued at approximately €3,500,000 (face value of €4,068,000). As described in Note 8, the convertible note was amended in November 2004. As further consideration, the Company is required to pay royalties on net sales for products based on the acquired technology as specified in the agreement. In addition, the Company is required to pay to Curis 20% of all supplemental revenues in excess of US$8,000,000. Supplemental revenues are defined in the agreement as net enforcement revenues and net technology revenues. Net enforcement revenues are proceeds received as damages and/or settlements for infringement of the purchased technology resulting from suits filed by the Company. Net technology revenues are amounts received by the Company for licensing or sublicensing the purchased technology.

No expenses were incurred or recorded under this agreement in 2004, 2003 and 2002.

Cambridge Antibody Technology Limited, Cambridgeshire, Great Britain

The Company has the following agreements with Cambridge Antibody Technology Ltd. (“CAT”):

1.	Non-exclusive Product License Agreement regarding EpCAM target

The Company and CAT signed a product license agreement on September 3, 2003 granting the Company a non-exclusive, worldwide license to develop and commercialize antibodies binding to the EpCAM target based on the patents in-licensed by CAT in the field of phage display technology and the corresponding CAT background knowledge. The Company paid an initial license fee on the effective date and will pay milestones and royalties as defined in the agreement. In addition, the Company has granted to CAT a non-exclusive worldwide license free of charge for improvements to its phage display technology.

2.	Option Agreement to enter into License Agreement for Microarray Products

Under the terms of the option agreement dated September 3, 2003, the Company granted CAT the option to enter into a license agreement to use the Company’s single-chain antibodies (“SCA”) technology to commercially develop certain microarray antibody products and provide services to third parties using such products. The option period is two years.

Upon its election to exercise its option, CAT will pay the annual maintenance fee retroactively as if the License Agreement would have been executed on September 3, 2003 (the effective date of the option agreement) and certain milestones and royalties on future net sales.

CAT has not elected the option to enter into the License Agreement for Microarray Products.

3.	Non-exclusive Product License Agreement regarding GM-CSF target

On November 3, 2003, the Company and CAT entered into a non-exclusive worldwide product license agreement with reference to the GM-CSF target. The agreement grants to the Company the right, in the course of its joint research activities with Enzon, to develop products in the field of the GM-CSF target using the technology patented by CAT. The Company paid to CAT an initial license fee on the effective date and will pay certain milestones and royalties as defined in the agreement. The costs will be shared between the Company and Enzon as part of their joint research activities.

Expenses associated with the agreements with CAT were recorded at €0 and €160,000 in 2004 and 2003, respectively.

MICROMET AG

NOTES TO FINANCIAL STATEMENTS — (Continued)

IP marketing agreement, Enzon, Inc., Bridgewater, USA

In April 2002, the Company and Enzon entered into an IP marketing agreement to jointly market their complementary patent estates in the field of single-chain antibodies under a multi-year strategic collaboration (refer to Note 16). The IP marketing agreement associated with the cross-license agreement between the Company and Enzon designates the Company as the exclusive marketing partner for the consolidated IP portfolio. Revenues are subject to royalty payments to Enzon. Costs related to the marketing activities will be shared between the Company and Enzon. The following agreements have been signed under the IP marketing agreement:

1.  Cambridge Antibody Technology Limited, Cambridgeshire, Great Britain

On September 3, 2003, the Company and CAT signed a cross-license agreement to enable CAT, the Company and Enzon to access each party’s technology. Pursuant to the agreement, each contractual partner provides the other with certain patents in the field of single-chain antibodies or phage display technology, together with its related know-how on the research and development of antibody products in the defined research fields.

In consideration for the license granted, CAT paid to the Company and Enzon each an initial license fee. Additionally, CAT will pay to the Company and Enzon annual license maintenance fees and fees for sublicenses granted by CAT to other third parties, as well as annual sublicense maintenance fees until the termination of such sublicense or the last to expire valid claim under such sublicense agreement, whichever occurs first.

CAT granted to the Company and Enzon a research license for phage display technology with rights to sublicense to conduct research and development activities within the Micromet and Enzon research fields. For this license, the Company and Enzon each paid an initial license fee, and will pay annual license maintenance fees and fees for sublicenses granted to other third parties, as well as annual sublicense maintenance fees, until the termination of such sublicense or the last to expire valid claim under such sublicense agreement, whichever occurs first.

2.  ESBATech AG, Zurich, Switzerland

In May 2003, the Company and ESBATech AG (“ESBATech”) signed an agreement, under which ESBATech received a worldwide, non-exclusive license to the joint patent portfolio of the Company and Enzon in the field of single-chain antibodies (SCA) for use in ESBATech’s Immuna Technology, an SCA-based platform for the identification of SCAs with superior stability and expression properties. ESBATech also has the option to extend the scope of the license to use single-chain antibodies in the development of therapeutics.

Under the terms of the agreement, the Company will receive upfront payments and annual maintenance fees from ESBATech. There will be additional milestone payments, in case ESBATech exercises the extended option. Revenues are subject to royalty payments to Enzon.

In addition, ESBATech granted the Company an option to access ESBATech’s proprietary fully human single-chain antibody frameworks. In case of the exercise of the option by the Company, ESBATech is eligible for upfront and royalty payments.

3.  Arizeke, Inc., San Diego, USA

In February 2004, the Company and Arizeke Pharmaceuticals Inc. (“Arizeke”) signed an agreement, under which Arizeke obtained a worldwide, non-exclusive license to the joint patent portfolio of the Company and Enzon in the field of single-chain antibodies (SCA) for the development and commercialisation of Arizeke’s proprietary drug delivery technology.

Under the terms of the agreement, Arizeke gained the right to create and commercialise SCAs targeting its proprietary pIgR antigen. In return, the Company received an upfront payment and will receive annual maintenance

MICROMET AG

NOTES TO FINANCIAL STATEMENTS — (Continued)

fees, as well as milestone and royalty payments, from the development and commercialization of any resulting products. Revenues are subject to royalty payments to Enzon.

4.  BioInvent AB, Lund, Sweden

In March 2004, the Company and BioInvent AB (“BioInvent”) signed an agreement, under which BioInvent obtained a worldwide, non-exclusive license to the joint patent portfolio of the Company and Enzon in the field of single-chain antibodies (SCA) for BioInvent’s discovery and development activities.

Under the terms of the agreement, BioInvent obtained a research license to use SCA-based technologies in the context of its antibody library for the discovery of therapeutic or diagnostic products. These rights apply to BioInvent’s internal research programs, as well as development partnerships with other companies. The agreement includes the right to sublicense to collaboration partners. The Company received an upfront payment and will receive annual maintenance fees, as well as potential sublicensing fees. Revenues are subject to royalty payments to Enzon.

5.  Merck & Co., Inc., New Jersey, USA

In June 2004, the Company and Merck & Co., Inc. (“Merck”) signed an agreement granting Merck a broad research license to the joint patent estate of the Company and Enzon in the field of single-chain antibodies (SCA).

Merck will apply SCA technology for the generation and optimisation of SCA binders that may serve as a basis for novel diagnostic or therapeutic products. Under the terms of the agreement, the Company will receive an upfront payment and annual maintenance fees. Revenues are subject to royalty payments to Enzon.

6.  EvoGenix Pty Ltd., Sydney, Australia

In December 2004, the Company and EvoGenix Pty Ltd. (“EvoGenix”) signed an agreement granting EvoGenix a research license to the joint patent estate of the Company and Enzon in the field of single-chain antibodies (SCA).

Under the terms of the agreement, EvoGenix will apply SCA technology in combination with its proprietary EvoGeneTM technology for the generation and optimization of antibodies that may serve as a basis for novel diagnostic or therapeutic products. The Company received an upfront payment, and will receive annual maintenance fees and sublicensing fees. Revenues are subject to royalty payments to Enzon.

The Company recorded revenue associated with the license agreements of approximately €1,714,000 and €52,000 in 2004 and 2003, respectively. Royalties paid to Enzon were approximately €854,000 and €26,000 in 2004 and 2003, respectively and were included in research and development expenses.

16.	Research and Development Agreements

The Company is party to the following significant research and development agreements related to its research and development strategy:

Enzon Pharmaceuticals, Inc., Bridgewater, USA

In April 2002, the Company entered into a multi-year strategic collaboration with Enzon to identify and develop the next generation of antibody- based therapeutics. In June 2004, the Company and Enzon amended and restated their collaboration to advance certain novel Single-Chain Antibody (“SCA”) therapeutics toward clinical development. During the first phase of the collaboration, between April 2002 and June 2004, the partners established a research and development unit at the Company’s facility and generated several new SCA compounds and monoclonal antibodies against targets in the field of inflammatory and autoimmune diseases. The collaboration agreements were extended until September 2007 to move the first of these newly-created molecules toward clinical

MICROMET AG

NOTES TO FINANCIAL STATEMENTS — (Continued)

development. Under the terms of the amended agreement, the partners will continue to share development costs and future revenues for the joint development project.

In addition, the Company and Enzon will continue to market their combined complementary patent estates in the field of SCAs, with the Company being the exclusive worldwide marketing partner. The Company and Enzon entered into a cross-license agreement for each company’s respective SCA intellectual property and jointly market their combined SCA technology to third parties. Any resulting revenues from the license agreement executed by the Company on behalf of the partnership will be used for the joint SCA development activities (refer to Note 15).

The Company recorded revenue of approximately €2,668,000, €2,832,000 and €300,000 associated with the collaboration agreement in 2004, 2003 and 2002, respectively.

The Company recorded fees billed by Enzon of approximately €50,000, €309,000 and €268,000 associated with the collaboration agreement in 2004, 2003 and 2002, respectively, which is included in research and development expenses in the statements of operations.

Cell Therapeutics Inc., Seattle, USA (formerly Novuspharma S.p.A., Bresso, Italy)

In August 2002, the Company entered into a collaboration agreement with Novuspharma S.p.A. to collaborate on the development of adecatumumab (MT201) a fully human monoclonal antibody. The agreement was terminated in February 2004, as disclosed in Note 17.

MedImmune, Inc., Gaithersburg, USA

On June 6, 2003, the Company entered into the following agreements with MedImmune:

1.  MT103 Collaboration and License Agreement

On June 6, 2003, the Company and MedImmune signed an agreement to jointly develop the Company’s B cell tumor drug, MT103, the most advanced representative of the Company’s BiTE platform. Under the terms of the collaboration and license agreement, MedImmune received the Company’s product rights to MT103 in North America and assumed responsibility for clinical development, registration and commercialization of the product in that region. As part of the agreement, MedImmune will develop the commercial manufacturing process and supply clinical trial material as well as commercial products for all markets. The Company retained rights to MT103 outside of North America. The Company will receive milestone payments based on the successful development, filing, registration and marketing of MT103, as well as royalties on MedImmune’s North American sales of the product. In addition, MedImmune will cover certain development costs incurred by the Company necessary to support the Investigational New Drug (“IND”) application filing for MT103. After filing of the IND, the parties will share development costs of jointly conducted clinical trials in accordance with the specifications of the agreement.

The Company recorded revenue of approximately €2,968,000 and €1,997,000 associated with the agreement in 2004 and 2003, respectively.

2.  BiTE Research Agreement

In addition to the MT103 co-development agreement, the parties will collaborate to create and develop up to six new products based on the BiTE platform. The Company is entitled to receive milestones and royalties on future product sales of all resulting BiTE products. Furthermore, the Company has the option to obtain exclusive European rights for BiTE compounds based on targets non-proprietary to MedImmune and the option to receive co-promotion rights in Europe for BiTE compounds based on MedImmune’s proprietary targets. For each new BiTE molecule, MedImmune will cover full development costs up to Phase 1. The Company will be responsible for the generation of the new BiTE molecules.

MICROMET AG

NOTES TO FINANCIAL STATEMENTS — (Continued)

The Company recorded revenue of approximately €2,550,000 and €2,252,000 associated with the agreement in 2004 and 2003, respectively.

Rentschler Biotechnologie GmbH

In September 2002, the Company entered into a process development agreement with Rentschler Biotechnology GmbH (“Rentschler”) to establish fermentation and down-stream processing procedures under GMP (“Good Manufacturing Procedures”) requirements in the 250L fermenter scale for the adecatumumab (MT201) program. This agreement was amended on August 19, 2004 by a new production agreement for clinical trial material. Under the terms of the new agreement, the drug substance is billed at a fixed price per gram in accordance with the contractual specifications.

The Company recorded expenses of approximately €3,400,000 and €4,900,000 in 2004 and 2003, respectively, related to this agreement, which are included in research and development expenses in the statements of operations.

Boehringer Ingelheim Pharma GmbH & Co. KG

In December 2003, the Company entered into a process development agreement with Boehringer Ingelheim Pharma GmbH & Co. KG (“Boehringer Ingelheim”). Under the agreement, Boehringer Ingelheim will develop a commercial scale process for adecatumumab (MT201) by using its proprietary, high expression cell line and state-of-the-art manufacturing technology. Boehringer Ingelheim will supply the Company with material for clinical trials and future commercialization, as required in a time-to-market approach.

In addition, the Company has the option of obtaining a license to Boehringer Ingelheim’s high expression technology for the manufacturing of the adecatumumab (MT201) antibody. The license granted by Boehringer Ingelheim carries an obligation for the Company to pay milestones and royalties on future net sales. Boehringer Ingelheim receives an option for commercial manufacturing of adecatumumab (MT201). The option has not been exercised at this time.

Expenses associated with this agreement were recorded at approximately €2,600,000 and €0 in 2004 and 2003, respectively, which are included in research and development expenses in the statements of operations.

Serono International S.A., Geneva, Switzerland

In December 2004, the Company and a wholly-owned subsidiary of Serono International S.A. (“Serono”) entered into a collaboration agreement for further development and commercialization of adecatumumab (MT201). The Company and Serono desire to obtain marketing approval of adecatumumab (MT201) for various indications, and thereafter to have one or both parties commercialize adecatumumab (MT201). Serono has the right to terminate the collaboration agreement upon 180 days’ written notice.

The Company granted to Serono an exclusive, worldwide license, with the right to sublicense, under the licensed technology, to make, use or sell the product and to all data, information, know-how, materials and regulatory or institutional authorisations pertaining to the product.

Subject to the terms and conditions of the agreement, the Company will complete the ongoing Phase 2 clinical trials in patients with prostate cancer or metastatic breast cancer, including the collection of data and the preparation of final reports pertaining thereto (the “Micromet Program”). In addition, the Company is responsible for the management of the Company’s Process Development Agreement with Boehringer Ingelheim and certain preclinical work.

Serono will be responsible for all development expenses incurred by the parties. Serono will reimburse the Company’s internal expenses at a certain rate under the Micromet Program. Serono paid a non-creditable initial license fee in the amount of US$10,000,000.

MICROMET AG

NOTES TO FINANCIAL STATEMENTS — (Continued)

Serono will make certain milestone payments, up to approximately US$138,000,000 if the product is successfully developed and registered worldwide in three or more indications. In addition, the Company will receive royalties based on future net sales of the product as defined in the agreement. Under certain terms and conditions, Micromet may elect to share in the development and commercialisation of the product in the US and EU in exchange for a share of profits and in lieu of royalties.

The deliverables within the license and collaboration agreement with Serono have been considered for separation. The license granted and the payments for research and development services performed under the Micromet Program of the collaboration agreement have been identified as a combined unit of accounting. Revenue related to the combined unit of accounting will be recognized using a proportionate performance model over the period of the Micromet Program.

Revenues related to product sales will be recognized when such sales occur.

The Company recognized revenues of approximately €911,000 associated with this license and collaboration agreement in 2004.

17.	Litigation concerning Cell Therapeutics Inc., Seattle, USA (“CTI”)

In 2003, one of the Company’s collaboration partners, Novuspharma S.p.A., announced that it was to be acquired by CTI. The acquisition was completed on January 2, 2004. Subsequently, CTI management announced that it would not make any payments to Micromet for outstanding invoices and contractual obligations.

On February 10, 2004, the cooperation agreement with CTI was terminated on the basis of the failure of CTI to meet its contractual payment obligations. On the same date, the Company commenced legal proceedings against CTI for breach of contract. On February 23, 2004, CTI filed a counterclaim against the Company. Based on assessment of the contract and advice of counsel, management believes that it is likely the Company will prevail against the countersuit and therefore no financial provisions have been made.

Prior to termination of the agreement, €4,930,000 of invoices submitted for payment to Novuspharma were not paid, of which €2,180,000 was invoiced in 2003 and €2,750,000 was invoiced in 2004. As collectability was not reasonably assured, the Company did not record revenues and receivables related to these unpaid invoices.

The Company received an up-front payment of €4,000,000 from Novuspharma S.p.A. in 2002 and was recognizing the payment ratably over the expected collaboration period. Due to the termination of the collaboration, the remaining portion was recognized in 2004.

18.	Restructuring

Due to the dispute with CTI discussed above, the Company had a significant budget deficit in 2004. In order to ensure adequate liquidity and to continue the clinical programs, extensive restructuring measures were initiated.

The restructuring measures included the reduction of the Company’s workforce from 135 full-time employees to 90. This was initiated in January 2004 and completed at the end of March 2004. As part of this restructuring, the Company paid termination benefits of approximately €297,000 (€264,000 and €33,000 included in research and development and general and administrative expense, respectively).

As a consequence of the restructuring of operations during 2004, the Company ceased use of certain space under the building lease agreement in December 2004. Pursuant to SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, the fair value of the liability at the cease-use date was determined based on the remaining lease rentals, reduced by estimated sublease rentals that could be reasonably obtained. Accordingly, the Company recorded provisions in the amount of €840,000 for losses on sublease for the remaining lease period as of December 31, 2004. In addition, the Company recorded an impairment charge of €315,000 related to leasehold

MICROMET AG

NOTES TO FINANCIAL STATEMENTS — (Continued)

improvements that will no longer be utilized. The losses on sublease and the impairment charge are included in research and development expense in 2004.

19.	Subsequent Events

Capital increase

At the shareholders’ meeting on October 11, 2005 the shareholders resolved to further invest up to €8,000,000 in shares of new preferred stock Series A and preferred stock Series B. In the fourth quarter of 2005, the shareholders invested €4,018,000 in shares of preferred stock Series B.

Termination of the Collaboration with Enzon Pharmaceuticals, Inc., Bridgewater, USA

On November 28, 2005, the Company and Enzon announced an agreement to end the companies’ collaboration to identify and develop antibody-based therapeutics for the treatment of inflammatory and autoimmune diseases. Under the termination agreement, Enzon made a final payment to Micromet in satisfaction of its obligations under the collaboration. In addition, Micromet received rights to the lead compound (MT203) generated within the scope of the collaboration and Enzon will receive royalties on any future product sales. The termination of the research and development collaboration does not impact the other existing agreements between Micromet and Enzon.

On December 19, 2005, the convertible note payable issued in April 2002 to Enzon with a nominal value of €9,301,890 was converted into 16,836 shares of common stock of the Company at a conversion price of €552.50.

Conversion of Convertible Loan

In December 2005, the convertible notes in the aggregate nominal value of €10,000,000 issued in 2004 to certain shareholders of the Company were converted into 18,704 shares of preferred stock Series B.

Signing of Merger Agreement with CancerVax Corporation, California, USA

On January 9, 2006 the Company and CancerVax Corporation (“CancerVax”) announced the signing of a definitive merger agreement. Under the terms of the merger agreement, upon closing of the merger CancerVax will issue, and Micromet stockholders will receive, shares of CancerVax stock such that Micromet securityholders will own approximately 67.5 percent of the fully diluted shares of the combined company, and CancerVax securityholders will own approximately 32.5 percent. The merger agreement has been approved by both Boards of Directors and is subject to the approval of CancerVax’s stockholders.

License Agreements

In 2005, the Company granted access to single-chain antibody (SCA) technology under its exclusive marketing agreement with Enzon Pharmaceuticals, Inc., to Abbott, Alligator Bioscience AB, Haptogen Ltd. and an undisclosed biopharmaceutical company.

Abbott, Alligator Bioscience AB and Haptogen Ltd. received research licenses and an undisclosed biopharmaceutical company received a product license for the development and commercialization of an SCA product for the treatment of cancer.

Amendment to the Silent Partnership Agreements

In January 2006, certain of the silent partnership agreements were amended to accelerate repayment of amounts due (principal, accrued interest, and one-time payments) upon the occurrence of certain events. The amended silent partnership agreements with Bayern Kapital GmbH and Technologie Beteiligungsfonds Bayern GmbH & Co. KG state that repayment of certain amounts due is required upon further rounds of financing of the Company and after the consummation of the merger with CancerVax. The amount subject to accelerated repayment is dependent on the amount of the further financing, up to a total of €3,449,000 plus accrued and unpaid interest.

Four of the six silent partnership agreements with tbg Technologie-Beteiligungs-Gesellschaft mbH were amended to require repayment of all amounts due, which is a total of €1,994,000 plus accrued interest and unpaid interest, within 14 days after the consummation of the merger with CancerVax.

MICROMET AG

CONDENSED BALANCE SHEETS
(In thousands, except share amounts)

	September 30,	December 31,
	2005	2004
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	€6,041	€9,088
Short-term investments	2,555	253
Accounts receivable	1,100	11,613
Prepaid expenses and other current assets	891	1,365

Total current assets	10,587	22,319
Property and equipment, net	3,146	3,865
Loans to employees	239	239
Patents, net	8,565	9,683
Deposit	97	95
Short-term investments held as collateral	447	447

Total assets	€23,081	€36,648

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Accounts payable	€443	€2,769
Accrued expenses	5,266	5,473
Other liabilities	1,986	956
Short-term note	3,658	3,658
Current portion of long-term debt obligations	302	971
Current portion of deferred revenue	6,078	9,562

Total current liabilities	17,733	23,389
Convertible notes payable	31,289	29,490
Deferred revenue, net of current portion	47	54
Other non-current liabilities	720	831
Long-term debt obligations, net of current portion	7,404	7,240
Stockholders’ equity (deficit):
Convertible preferred stock, issuable in series, stated value of €1 per share:
Authorized shares: 1,118,658 in 2005 and 2004
Issued and outstanding shares: 227,616 in 2005 and 2004 (aggregate liquidation preference of €61,418,605 in 2005 and 2004)	228	228
Common stock, stated value of €1 per share:
Authorized shares: 691,680 in 2005 and 2004
Issued and outstanding shares: 60,806 in 2005 and 2004	61	61
Additional paid-in capital	62,283	62,283
Stock subscription receivables	(297)	(299)
Accumulated deficit	(96,370)	(86,612)
Accumulated other comprehensive income (loss)	—	—
Treasury stock, at cost (1,400 shares in 2005 and 2004)	(17)	(17)

Total stockholders’ equity (deficit)	(34,112)	(24,356)

Total liabilities and stockholders’ equity (deficit)	€23,081	€36,648

The accompanying notes are an integral part of these financial statements.

MICROMET AG

CONDENSED STATEMENTS OF OPERATIONS
(In thousands)
(Unaudited)

	Nine Months Ended September 30,
	2005	2004

Revenues	€13,484	€10,580
Operating expenses
Research and development	17,171	18,327
General and administrative	3,399	3,348

Total operating expenses	20,570	21,675
Loss from operations	(7,086)	(11,095)
Other income (expense)
Interest expense	(3,184)	(1,710)
Interest income	194	132
Other income/(expense)	318	42

Net loss	€(9,758)	€(12,631)

The accompanying notes are an integral part of these financial statements.

MICROMET AG

CONDENSED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Nine Month Ended
	September 30,
	2005	2004

Operating activities
Net loss	€(9,758)	€(12,632)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Net gains on sale of short-term investments	(11)	(77)
Depreciation and amortization	1,922	2,116
Non-cash interest on long-term debt obligations	361	313
Non-cash interest on convertible notes payable	1,800	334
Other non-cash interest	114	—
Amortization of debt discounts	30	54
Stock-based compensation expense	—	2
Changes in operating assets and liabilities:
Accounts receivable	10,513	1,767
Prepaid expenses and other assets	471	466
Accounts payable, accrued expenses and other liabilities	(1,744)	1,026
Deferred revenues	(3,491)	(2,533)

Net cash provided by/(used in) operating activities	207	(9,164)
Investing activities
Proceeds from sales of short-term investments	8,709	9,420
Purchases of short-term investments	(11,000)	—
Purchases of property and equipment	(31)	(68)

Net cash provided by/(used in) investing activities	(2,322)	9,352
Financing activities
Proceeds from stock subscription receivable	2	9
Principal payments on long-term debt obligations	(896)	(710)
Principal payments on capital lease obligations	(38)	(40)

Net cash used in financing activities	(932)	(741)

Net decrease in cash and cash equivalents	(3,047)	(553)
Cash and cash equivalents at beginning of period	9,088	3,062

Cash and cash equivalents at end of period	€6,041	€2,509

The accompanying notes are an integral part of these financial statements.

MICROMET AG

NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

1.	Summary of Significant Accounting Policies

Basis of presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States, consistent in all material respects with those applied in the audited annual financial statements as of and for the year ended December 31, 2004. In the opinion of management, the accompanying balance sheets and related interim statements of operations and cash flows reflect all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the financial statements for the interim periods. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period. Further the presentation of financial statements requires management to make estimates and assumptions that affect the recorded amounts reported therein. A change of facts or circumstances surrounding the estimates could result in a change to estimates and impact future operating results.

The financial statements and related disclosures have been prepared with the assumption that users of the interim financial statements have read or have access to the audited financial statements for the preceding fiscal year. Accordingly, these financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2004 included elsewhere in this registration statement.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of its liabilities in the normal course of business. As of September 30, 2005, the Company had an accumulated deficit of €96,370,000, had a working capital deficiency and expects to continue to incur substantial, and possibly increasing, operating losses for the next several years. These conditions create substantial doubt about the Company’s ability to continue as a going concern. The Company is continuing its efforts in research and development and for the preclinical studies and clinical trials of its products. These efforts, and obtaining requisite regulatory approval, prior to commercialisation, will require substantial expenditures. Once requisite regulatory approval has been obtained, substantial additional financing will be required for the manufacture, marketing and distribution of its products in order to achieve a level of revenues adequate to support the Company’s cost structure. Management of the Company believes it has sufficient resources to fund the required expenditures into the third quarter of 2006 and if the Company’s existing shareholders invest an additional €4,000,000, as contemplated by an investment agreement between the Company and such shareholders, then into the fourth quarter of 2006. The Company’s business is subject to significant risks consistent with other biotechnology companies that are developing products for human therapeutic use. These risks include, but are not limited to, uncertainties regarding research and development, failure to demonstrate the safety and efficacy of its product candidates, access to capital, obtaining and enforcing patents, receiving regulatory approvals, and competition with other biotechnology and pharmaceutical companies. The Company plans to continue to finance its operations with a combination of equity and/or debt financing, research and development collaborations, and in the longer term, revenues from product sales. However, there can be no assurance that it will successfully develop any product or, if it does, that the product will generate revenue.

Historically, the Company has relied on a limited number of scientists and other specialists to perform its research and development activities. The loss of its senior employees could materially and adversely affect the Company’s operating outcome.

Equity restructuring and reverse stock split

On October 11, 2005, the Company and all shareholders agreed to exchange all shares of outstanding preferred shares for a new class of preferred shares series (“Series A”) on a one-for-one basis and amend all instruments with conversion options, except for the convertible note issued in 2004 to shareholders, for this equity restructuring. The 2004 convertible note, which was originally convertible into Series H preferred shares, was amended to be

MICROMET AG

NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

convertible into a new class of preferred shares series (“Series B”). Furthermore, the Company agreed on a 2-for-71 reverse stock split for all outstanding common and preferred shares, options and other convertible securities. All share data have been restated to give retro-active effect to this exchange of preferred shares and reverse stock split.

2.	Income taxes

For the periods ended September 30, 2005 and 2004, there is no current benefit for income taxes. The deferred tax benefit has been entirely off set by a valuation allowance as it is more likely than not that the Company will not realize the benefits due to its anticipated future losses.

3.	Agreement with GEK Grundstücksverwaltungsgesellschaft mbH & Co. Objekt Eins KG, Munich, Germany

In June 2005, the Company entered into an agreement with GEK Grundstücksverwaltungsgesellschaft mbH & Co. Objekt Eins KG (“GEK”), the lessor for our headquarters building. Under the agreement, GEK agreed to defer a portion of its rental payments totalling €350,000 for the period between June and December 2005 and an additional €350,000 for the period between January and December 2006. The amounts are subject to 4% nominal interest per annum until December 31, 2006. Beginning January 1, 2007, nominal interest increases to 8% per annum Repayment including accrued interest will become due in the event of an Initial Public Offering, asset sale or financing that results in gross proceeds of at least €20,000,000 or upon first market approval of a product developed by the Company. The Company recorded deferred rent in the amount of €205,000 for the period between June and September 2005 related to that agreement.

4.	Comprehensive Loss

Comprehensive loss was €9,758,000 and €12,569,000 for the nine months ended September 30, 2005 and 2004, respectively. Comprehensive loss is composed of net loss and unrealized gains and losses on short-term investments. Accumulated other comprehensive income as of both September 30, 2005 and December 31, 2004 was €0.

5.	Restructuring

Extensive restructuring measures were initiated in 2004 after the termination of the Cell Therapeutics, Inc. collaboration. The restructuring measures included reduction of the workforce from 135 full-time employees to 90, which was initiated in January 2004 and completed at the end of March 2004. As part of this restructuring, the Company paid termination benefits of approximately €297,000 (€264,000 and €33,000 included in research and development and general and administrative expense, respectively).

As a consequence of the restructuring of operations during 2004, the Company ceased use of certain space under the building lease agreement in December 2004. Pursuant to SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, the fair value of the liability at the cease-use date should be determined based on the remaining lease rentals, reduced by estimated sublease rentals that could be reasonably obtained. Accordingly, the Company recorded provisions in the amount of €840,000 for losses on sublease for the remaining lease period as of December 31, 2004.

Accrued
Balance as of	Amounts		Accrued Balance
December 31,	Paid in	Accretion	as of September 30,
2004	Period	Expense	2005

€840,000	€(339,000)	€94,000	€595,000

MICROMET AG

NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

6.	Litigation concerning Cell Therapeutics Inc., Seattle, USA (“CTI”)

In 2003, one of the Company’s collaboration partners, Novuspharma S.p.A., announced that it was to be acquired by CTI. The acquisition was completed on January 2, 2004. Subsequently, CTI management announced that it would not make any payments to Micromet for outstanding invoices and contractually agreed obligations.

On February 10, 2004 the cooperation agreement with CTI was terminated on the basis of the failure of CTI to meet its contractual payment obligations. On the same date, the Company commenced legal proceedings against CTI for breach of contract. On February 23, 2004, CTI filed a counterclaim against the Company. Based on assessment of the contract and advice of counsel, management believes that it is likely the Company will prevail against the countersuit, and therefore no financial provisions have been made.

Prior to termination of the agreement, €4,930,000 of invoices submitted for payment to Novuspharma were not paid, of which €2,180,000 was invoiced in 2003 and €2,750,000 was invoiced in 2004. As collectability was not reasonably assured, the Company did not record revenues and receivables related to these unpaid invoices.

The Company received an up-front payment of €4,000,000 from Novuspharma S.p.A. in 2002 and was recognizing the payment ratably over the expected collaboration period. Due to the termination of the collaboration, the remaining portion was recognized in 2004.

7.	Subsequent Events

Capital increase

At the shareholders’ meeting on October 11, 2005 the shareholders resolved to further invest up to €8,000,000 in shares of preferred stock Series A and preferred stock Series B. In the fourth quarter of 2005, the shareholders invested €4,018,000 in shares of preferred stock Series B.

Termination of the Collaboration with Enzon Pharmaceuticals, Inc., Bridgewater, USA

On November 28, 2005, the Company and Enzon announced an agreement to end the companies’ collaboration to identify and develop antibody-based therapeutics for the treatment of inflammatory and autoimmune diseases. Under the termination agreement, Enzon made a final payment to Micromet in satisfaction of its obligations under the collaboration. In addition, Micromet received rights to the lead compound (MT203) generated within the scope of the collaboration and Enzon will receive royalties on any future product sales. The termination of the research and development collaboration does not impact the other existing agreements between Micromet and Enzon.

On December 19, 2005, the convertible note payable issued in April 2002 to Enzon, with a nominal value of €9,301,890, was converted into 16,836 shares of common stock of the Company at a conversion price of €552.50.

Conversion of Convertible Loan

In December 2005, the convertible notes in the aggregate nominal value of €10,000,000 issued in 2004 to certain shareholders of the Company were converted into 18,704 shares of preferred stock Series B.

Signing of Merger Agreement with CancerVax Corporation, California, USA

On January 9, 2006 the Company and CancerVax Corporation (“CancerVax”) announced the signing of a definitive merger agreement. Under the terms of the merger agreement, upon closing of the merger CancerVax will issue, and Micromet stockholders will receive, shares of CancerVax stock such that Micromet securityholders will own approximately 67.5 percent of the fully diluted shares of the combined company, and CancerVax

MICROMET AG

NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

securityholders will own approximately 32.5 percent. The merger agreement has been approved by both Boards of Directors and is subject to approval by CancerVax’s stockholders.

License Agreements

In 2005, the Company granted access to single-chain antibody (SCA) technology under its exclusive marketing agreement with Enzon Pharmaceuticals, Inc. to Abbott, Alligator Bioscience AB, Haptogen Ltd. and an undisclosed biopharmaceutical company.

Abbott, Alligator Bioscience AB and Haptogen Ltd. received research licenses and an undisclosed biopharmaceutical company received a product license for the development and commercialization of an SCA product for the treatment of cancer.

Amendment to the Silent Partnership Agreements

In January 2006, certain of the silent partnership agreements were amended to accelerate repayment of amounts due (principal, accrued interest, and one-time payments) upon the occurrence of certain events. The amended silent partnership agreements with Bayern Kapital GmbH and Technologie Beteiligungsfonds Bayern GmbH & Co. KG states that repayment of certain amounts due is required upon further rounds of financing of the Company and after the consummation of the merger with CancerVax. The amount subject to accelerated repayment is dependent on the amount of the further financing, up to a total of €3,449,000 plus accrued and unpaid interest.

Four of the six silent partnership agreements with tbg Technologie-Beteiligungs-Gesellschaft mbH were amended to require repayment of all amounts due, which is a total of €1,994,000 plus accrued interest and unpaid interest, within 14 days after the consummation of the merger with CancerVax.

Claim received from Curis, Inc, USA

On February 1, 2006, the Company received a letter from Curis in which Curis claim’s that the reverse merger with CancerVax triggers an exit event per the terms of the loan agreement of October 2004 between Micromet and Curis. Such an exit event exit event is defined as (i) the listing of Micromet shares on an exchange; (ii) a sale of 50% or more of Micromet shares; (iii) a sale of all Micromet assets; or (iv) a merger in which Micromet shareholders hold less than 50% of the combined stock of the surviving entity. If the reverse merger is interpreted as an exit event, then €2,000,000 would be due and payable within 30 days after consummation of the reverse merger. That amount is in short-term note as of September 30, 2005. Management believes that the merger with CancerVax does not qualify as an exit event and plans to dispute Curis’s interpretation of the loan agreement.

ANNEX A

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
among:
CancerVax Corporation,
a Delaware corporation;
Carlsbad Acquisition Corporation,
a Delaware corporation;
Micromet, Inc.,
a Delaware corporation; and
Micromet AG,
a German corporation

Dated as of January 6, 2006

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This Agreement and Plan of Merger and Reorganization (this “Agreement”) is made and entered into as of January 6, 2006, by and among CancerVax Corporation, a Delaware corporation (“CancerVax”); Carlsbad Acquisition Corporation, a Delaware corporation (“Merger Sub”); Micromet, Inc., a Delaware corporation (“Parent”); and Micromet AG, a corporation organized under the laws of Germany (“Micromet”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

Recitals

A.  After the date of this Agreement, holders of equity interests in Micromet will effect an exchange of their interests for shares of common stock of Parent, as a result of which Micromet will become a wholly-owned subsidiary of Parent (the “Micromet Recapitalization”).

B.  CancerVax, Parent and Micromet intend to effect a merger of Merger Sub into Parent (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist, and Parent will become a wholly-owned subsidiary of CancerVax.

C.  CancerVax, Merger Sub, Parent and Micromet intend that the Merger qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code.

D.  The Board of Directors of CancerVax (i) has determined that the Merger is fair to, and in the best interests of, CancerVax and its stockholders, (ii) has approved this Agreement, the Merger, the issuance of shares of CancerVax Common Stock to the stockholders of Parent pursuant to the terms of this Agreement, the change of control of CancerVax, and the other actions contemplated by this Agreement and (iii) has determined to recommend that the stockholders of CancerVax vote to approve the issuance of shares of CancerVax Common Stock to the stockholders of Parent pursuant to the terms of this Agreement, the change of control of CancerVax and such other actions as contemplated by this Agreement.

E.  The Board of Directors of Merger Sub (i) has determined that the Merger is fair to, and in the best interests of, Merger Sub and its sole stockholder, (ii) has approved this Agreement, the Merger, and the other actions contemplated by this Agreement and (iii) has determined to recommend that the stockholder of Merger Sub vote to approve the Merger and such other actions as contemplated by this Agreement.

F.  The Board of Directors of Parent (i) has determined that the Merger is advisable and fair to, and in the best interests of, Parent and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and has deemed this Agreement advisable and (iii) has approved and determined to recommend the approval and adoption of this Agreement and the approval of the Merger to the stockholders of Parent.

G.  In order to induce CancerVax to enter into this Agreement and to cause the Merger to be consummated, certain stockholders of Micromet (who, pursuant to the Micromet Recapitalization will become stockholders of Parent) are executing voting agreements in favor of CancerVax concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit B (the “Parent Stockholder Voting Agreements”).

H.  In order to induce Micromet and Parent to enter into this Agreement and to cause the Merger to be consummated, certain stockholders of CancerVax are executing voting agreements in favor of Parent concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit C (the “CancerVax Stockholder Voting Agreements”).

Agreement

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1.  Description of Transaction

1.1  Micromet Recapitalization.  Immediately prior to the Closing Date, the stockholders of Micromet as of the date of this Agreement shall consummate the Micromet Recapitalization described on Part 1.1 of the Parent Disclosure Schedule pursuant to which Micromet shall become a direct wholly-owned subsidiary of Parent.

1.2  Merger of Merger Sub into Parent.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.4), Merger Sub shall be merged with and into Parent, and the separate existence of Merger Sub shall cease. Parent will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.3  Effects of the Merger.  The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, Parent will become a wholly-owned subsidiary of CancerVax.

1.4  Closing; Effective Time.  Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1 of this Agreement, and subject to the satisfaction or waiver of the conditions set forth in Sections 6, 7 and 8 of this Agreement, the consummation of the Merger (the “Closing”) shall take place at the offices of Cooley Godward LLP, One Freedom Square, 11951 Freedom Drive, Reston, Virginia, as promptly as practicable (but in no event later than the fifth Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions) or at such other time, date and place as Parent and CancerVax may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties hereto shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a Certificate of Merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to CancerVax and Parent. The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Micromet (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.5  Certificate of Incorporation and Bylaws; Directors and Officers.  At the Effective Time, unless otherwise determined by CancerVax prior to the Effective Time:

(a) the Certificate of Incorporation of the Surviving Corporation shall be the Certificate of Incorporation of Parent immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such Certificate of Incorporation;

(b) the Certificate of Incorporation of CancerVax shall be the Certificate of Incorporation of CancerVax immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such Certificate of Incorporation; provided, however, that at the Effective Time, CancerVax shall file an amendment to its certificate of incorporation to change the name of CancerVax to “Micromet, Inc.” and to increase the authorized shares of CancerVax Common Stock to 150,000,000 shares;

(c) the Bylaws of the Surviving Corporation shall be the Bylaws of Parent immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such Bylaws; and

(d) (i) the directors of Parent immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, and (ii) the officers of Parent immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

1.6  Conversion of Shares.  (a) At the Effective Time, by virtue of the Merger and without any further action on the part of CancerVax, Merger Sub, Parent, Micromet or any stockholder of Parent:

(i) any shares of Parent Common Stock held as treasury stock or held or owned by Parent, Merger Sub or any Subsidiary of Parent immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii) subject to Section 1.6(c), each share of Parent Common Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.6(a)(i) and excluding Dissenting Shares) shall be converted solely into the right to receive a number of shares of CancerVax Common Stock (such number, the “Conversion Factor”) equal to (x) the product of (I) the sum of (A) the number of shares of CancerVax Common Stock outstanding immediately prior to the Effective Time, (B) the number of shares of CancerVax Common Stock issuable upon the exercise of Included CancerVax Options outstanding immediately prior to the Effective Time and (C) the number of shares of CancerVax Common Stock issuable upon the exercise of CancerVax Warrants outstanding immediately prior to the Effective Time and (II) a number equal to the Exchange Ratio, divided by (y) the sum of (I) the number of shares of Parent Common Stock outstanding immediately prior to the Effective Time, (II) the number of shares of Parent Common Stock issuable upon the exercise of Parent Options and Parent Warrants outstanding immediately prior to the Effective Time, (III) the number of shares of Parent Common Stock issuable upon the conversion of the convertible security described in Part 2.3(d)(ii) of the Parent Disclosure Schedule, and (IV) the number of shares of Parent Common Stock that would be issuable with respect to the shares of Micromet Common Stock set forth in Part 2.5(o) of the Parent Disclosure Schedule to the extent that such shares of Parent Common Stock are not included under subsection 1.6(a)(ii)(y)(I) above, in each case outstanding immediately prior to the Effective Time.

(b) No fractional shares of CancerVax Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Parent Common Stock who would otherwise be entitled to receive a fraction of a share of CancerVax Common Stock (after aggregating all fractional shares of CancerVax Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender of such holder’s Parent Stock Certificate(s) (as defined in Section 1.7), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of CancerVax Common Stock on the NASDAQ National Market on the date the Merger becomes effective.

(c) All Parent Options outstanding immediately prior to the Effective Time under Parent’s 2006 Equity Incentive Award Plan (the “Parent Stock Option Plan”) shall be exchanged for options to purchase CancerVax Common Stock in accordance with Section 5.5.

(d) All Parent Warrants outstanding immediately prior to the Effective Time shall be exchanged for warrants to purchase CancerVax Common Stock, except that: (i) stock covered by such Parent Warrants shall be shares of CancerVax Common Stock; (ii) each reference in such Parent Warrant to a number of shares of Parent Common Stock shall be deemed amended to refer instead to a number of shares of CancerVax Common Stock determined by multiplying the number of shares of Parent Common Stock issuable in the Micromet Recapitalization for the referenced shares of Parent Common Stock by the Conversion Factor, and rounding the resulting number down to the nearest whole number of shares of CancerVax Common Stock; (iii) the per share exercise price for the CancerVax Common Stock issuable upon exercise of such Parent Warrant assumed by CancerVax shall be determined by dividing the effective per share exercise price of Parent Common Stock subject to such Parent Warrant, as in effect immediately prior to the Effective Time, by the Conversion Factor, and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Parent Warrant assumed by CancerVax shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Parent Warrant shall otherwise remain unchanged; provided, however, that: each Parent Warrant assumed by CancerVax in accordance with this Section 1.6(d) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to CancerVax Common Stock subsequent to the Effective Time.

1.7  Closing of Parent’s Transfer Books.  At the Effective Time: (a) all shares of Parent Common Stock outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and all holders of certificates representing shares of Parent Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of Parent; and (b) the stock transfer books of Parent shall be closed with respect to all shares of Parent Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Parent Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Parent Common Stock outstanding immediately prior to the Effective Time (a “Parent Stock Certificate”) is presented to the Exchange Agent (as defined in Section 1.8) or to the Surviving Corporation, such Parent Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.8.

1.8  Surrender of Certificates.

(a) On or prior to the Closing Date, CancerVax shall select a reputable bank or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, CancerVax shall deposit with the Exchange Agent: (i) certificates representing the shares of CancerVax Common Stock issuable pursuant to Section 1.6; and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.6(b). The shares of CancerVax Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of Parent Stock Certificates immediately prior to the Effective Time: (i) a letter of transmittal in customary form and containing such provisions as CancerVax may reasonably specify (including a provision confirming that delivery of Parent Stock Certificates shall be effected, and risk of loss and title to Parent Stock Certificates shall pass, only upon delivery of such Parent Stock Certificates to the Exchange Agent); and (ii) instructions for use in effecting the surrender of Parent Stock Certificates in exchange for certificates representing CancerVax Common Stock. Upon surrender of a Parent Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or CancerVax: (A) the holder of such Parent Stock Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of CancerVax Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.6 (and cash in lieu of any fractional share of CancerVax Common Stock); and (B) the Parent Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.8(b), each Parent Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of CancerVax Common Stock (and cash in lieu of any fractional share of CancerVax Common Stock) as contemplated by Section 1.6. If any Parent Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the owner thereof, CancerVax shall cause the Exchange Agent to deliver the shares of CancerVax Common Stock with respect to the shares of Parent Common Stock previously represented by such Parent Stock Certificate.

(c) Notwithstanding anything to the contrary contained in this Agreement, no shares of CancerVax Common Stock (or certificates therefor) shall be delivered in exchange for any Parent Stock Certificate to any Person who may be an “affiliate” (as that term is used in Rule 145 under the Securities Act) of Parent until such Person shall have delivered to CancerVax a duly executed Affiliate Agreement as contemplated by Section 5.10.

(d) No dividends or other distributions declared or made with respect to CancerVax Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Parent Stock Certificate with respect to the shares of CancerVax Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Parent Stock Certificate in accordance with this Section 1.8 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

(e) Any portion of the Exchange Fund that remains undistributed to holders of Parent Stock Certificates as of the date 180 days after the Closing Date shall be delivered to CancerVax upon demand, and any holders of Parent Stock Certificates who have not theretofore surrendered their Parent Stock Certificates in accordance with this Section 1.8 shall thereafter look only to CancerVax for satisfaction of their claims for CancerVax Common Stock, cash in lieu of fractional shares of CancerVax Common Stock and any dividends or distributions with respect to shares of CancerVax Common Stock.

(f) Each of the Exchange Agent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any holder of any Parent Stock Certificate such amounts as CancerVax determines in good faith are required to be deducted or withheld from such consideration under the Code or any provision of state, local or foreign tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(g) No party to this Agreement shall be liable to any holder of any Parent Stock Certificate or to any other Person with respect to any shares of CancerVax Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

1.9  Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Parent Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Parent Common Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the per share amount of the merger consideration described in Section 1.6 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Parent Common Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Parent Common Stock under the DGCL shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the per share amount of the merger consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 1.6.

(b) Parent shall give CancerVax prompt written notice of any demands by dissenting stockholders received by the Parent, withdrawals of such demands and any other instruments served on Parent and any material correspondence received by Parent in connection with such demands.

1.10  Further Action.  If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Parent and Micromet, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their commercially reasonable efforts (in the name of Parent, in the name of Merger Sub, in the name of Micromet and otherwise) to take such action.

1.11  Tax Consequences.  For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code. The parties to this Agreement adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

Section 2.  Representations and Warranties of Parent and Micromet

Each of Parent and Micromet represents and warrants to CancerVax and Merger Sub as follows, except as set forth in the written disclosure schedule delivered by Parent to CancerVax (the “Parent Disclosure Schedule”). The Parent Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Section 2. The disclosures in any section or subsection of the Parent Disclosure Schedule shall qualify other sections and subsections in this Section 2 to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The inclusion of any information in the Parent Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Parent Material Adverse Effect, or is outside the Ordinary Course of Business.

2.1  Subsidiaries; Due Organization; Etc.

(a) Each of the Micromet Parties is set forth on Part 2.1(a) of the Parent Disclosure Schedule. Parent does not have and has never had any Subsidiaries other than Micromet (after giving effect to the Micromet Recapitalization) and Micromet does not have and has never had any Subsidiaries. None of the Micromet Parties own any capital stock of, or any equity interest of any nature in, any Entity (other than the other Micromet Parties, as applicable), other than the Entities identified in Part 2.1(a) of the Parent Disclosure Schedule. None of the Micromet Parties has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. None of the Micromet Parties has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b) Each of the Micromet Parties is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(c) Each of the Micromet Parties is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Parent Material Adverse Effect.

2.2  Certificate of Incorporation; Bylaws.  Micromet has delivered to CancerVax accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of the respective Micromet Parties, including all amendments thereto.

2.3  Capitalization, Etc.

(a) The authorized capital stock of Parent consists of 10,000,000 shares of Parent Common Stock, par value $.001 per share, of which no shares have been issued and are outstanding as of the date of this Agreement. Upon consummation of the Micromet Recapitalization, there will be 3,767,516 shares of Parent Common Stock issued and outstanding, all equity interests of Micromet will be held by Parent (except as set forth on Part 2.5(o) of the Parent Disclosure Schedule) and no other shares of capital stock of Parent will be outstanding. Parent does not hold any shares of its capital stock in its treasury. All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right or any right under the Shareholders Agreement. None of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent or Micromet. Except as contemplated herein, there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock. None of the Micromet Parties is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities. Part 2.3(a) of the Parent Disclosure Schedule accurately and completely describes all repurchase rights held by Parent or Micromet with respect to shares of Parent Common Stock (including shares issued pursuant to the exercise of stock options), and specifies which of those repurchase rights are currently exercisable.

(b) As of the date of this Agreement, the outstanding capital stock of Micromet consists of (i) 77,652 shares of Micromet Common Stock, (ii) 1,232,876 shares of Preference Shares Series (A new), and (iii) 2,140,539 shares of Preference Shares Series (B new), of which shares are issued and outstanding. Micromet does not hold any shares of its capital stock in its treasury. All of the outstanding shares of Micromet Common Stock and Micromet Preferred Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Micromet Common Stock or Micromet Preferred Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Micromet Common

Stock or Micromet Preferred Stock is subject to any right of first refusal in favor of Parent or Micromet. Except as contemplated herein, there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Micromet Common Stock or Micromet Preferred Stock. None of the Micromet Parties is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Micromet Common Stock, Micromet Preferred Stock or other securities. Part 2.3(b) of the Parent Disclosure Schedule accurately and completely describes all repurchase rights held by Parent or Micromet with respect to shares of Micromet Common Stock (including shares issued pursuant to the exercise of stock options) and Micromet Preferred Stock, and specifies which of those repurchase rights are currently exercisable.

(c) Except for the Parent Stock Option Plan, Parent does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person. Parent has reserved 366,472 shares of Parent Common Stock for issuance under the Parent Stock Option Plan, of which no shares have been exercised and no shares are subject to issuance pursuant to stock options granted and outstanding under the Parent Stock Option Plan and 366,472 shares of Parent Common Stock are reserved for future issuance pursuant to stock options not yet granted under the Parent Stock Option Plan. Options to purchase shares of Parent Common Stock are referred to in this Agreement as “Parent Options.” Part 2.3(b) of the Parent Disclosure Schedule sets forth the following information with respect to each Parent Option outstanding as of the date of this Agreement: (A) the name of the optionee; (B) the number of shares of Parent Common Stock subject to such Parent Option; (C) the exercise price of such Parent Option; (D) the date on which such Parent Option was granted; (E) the applicable vesting schedule, and the extent to which such Parent Option is vested and exercisable as of the date of this Agreement; (F) the date on which such Parent Option expires; and (G) whether such Parent Option is an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Parent has delivered to CancerVax accurate and complete copies of all stock option plans pursuant to which Parent has ever granted stock options, and the forms of all stock option agreements evidencing such options, copies of resolutions of the board of directors approving option grants and copies of stockholder resolutions approving all stock option plans pursuant to which Parent has ever granted stock options.

(d) Except for the outstanding Parent Options or as set forth on Part 2.3(d) of the Parent Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of any of the Micromet Parties; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Micromet Parties; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which any of the Micromet Parties is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of any of the Micromet Parties. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent.

(e) All outstanding shares of Parent Common Stock, options, warrants and other securities of Parent have been issued and granted in compliance with all applicable securities laws.

(f) Upon consummation of the Micromet Recapitalization, all of the outstanding shares of capital stock of Micromet will be owned beneficially and of record by Parent (except as set forth on Part 2.5(o) of the Parent Disclosure Schedule), free and clear of any Encumbrances. Prior to consummation of the Micromet Recapitalization, all corporate and shareholder consents required to approve the Micromet Recapitalization, including but not limited to all approvals under the Shareholders Agreement, will have been obtained. As of the consummation of the Micromet Recapitalization, the signatories to the Parent Stockholder Voting Agreements will hold at least 55% of the Preference Shares Series (B new) of Micromet and, upon consummation of the Micromet Recapitalization, will hold at least a majority of the outstanding shares of common stock of Parent (assuming conversion of the convertible security as set forth on Part 2.3(d)(ii) of the Parent Disclosure Schedule).

2.4  Financial Statements.  Part 2.4 of the Parent Disclosure Schedule includes true and complete copies of Micromet’s audited consolidated balance sheet at December 31, 2003, Micromet’s unaudited consolidated balance sheet at December 31, 2004, Micromet’s audited consolidated statements of income, cash flow and shareholders’ equity for the years ended December 31, 2003, and 2002, and Micromet’s unaudited consolidated statements of income, cash flow and shareholders’ equity for the year ended December 31, 2004 (collectively, the “Micromet Financials”). The Micromet Financials (i) were prepared in accordance with United States general accepted accounting principles (“GAAP”)(except as may be indicated in the footnotes to such Micromet Financials and that unaudited financial statements may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (ii) fairly present the financial condition and operating results of the Micromet Parties as of the dates and for the periods indicated therein.

2.5  Absence of Changes.  Since the date of the Micromet Unaudited Interim Balance Sheet:

(a) there has not been any Parent Material Adverse Effect or an event or development that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, between the date of the Micromet Unaudited Interim Balance Sheet and the date of this Agreement;

(b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets or business of any of the Micromet Parties (whether or not covered by insurance);

(c) none of the Micromet Parties has: (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock; or (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities;

(d) none of the Micromet Parties has sold, issued or granted, or authorized the issuance of: (i) any capital stock or other security (except for Parent Common Stock issued upon the valid exercise of outstanding Parent Options and Parent Common Stock issued or to be issued in connection with the Micromet Recapitalization); (ii) any option, warrant or right to acquire any capital stock or any other security (except for Parent Options identified in Part 2.3(b) of the Parent Disclosure Schedule); or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

(e) neither Parent nor Micromet has amended or waived any of its rights under, or permitted the acceleration of vesting under any provision of: (i) the Parent Stock Option Plan; (ii) any Parent Option or any Contract evidencing or relating to any Parent Option; (iii) any restricted stock purchase agreement; or (iv) any other Contract evidencing or relating to any equity award (whether payable in cash or stock);

(f) there has been no amendment to the certificate of incorporation, bylaws or other charter or organizational documents of any of the Micromet Parties, and none of the Micromet Parties has effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(g) none of the Micromet Parties has formed any Subsidiary or acquired any equity interest or other interest in any other Entity, other than in connection with the Micromet Recapitalization;

(h) none of the Micromet Parties has: (i) lent money to any Person; (ii) incurred or guaranteed any indebtedness; (iii) issued or sold any debt securities or options, warrants, calls or other rights to acquire any debt securities; (iv) guaranteed any debt securities of others; or (v) made any capital expenditure or commitment in excess of $250,000;

(i) none of the Micromet Parties has, other than in the Ordinary Course of Business: (i) adopted, established or entered into any Parent Employee Plan; (ii) caused or permitted any Parent Employee Plan to be amended, other than as required by law; or (iii) paid any bonus or made any profit-sharing or similar payment to, or increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees;

(j) none of the Micromet Parties has changed any of its methods of accounting or accounting practices;

(k) none of the Micromet Parties has made any material Tax election, filed any material amendment to any Tax Return, entered into any tax allocation agreement, tax sharing agreement, tax indemnity agreement or closing agreement relating to any material Tax, surrendered any right to claim a material Tax refund, or consented to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(l) none of the Micromet Parties has commenced or settled any Legal Proceeding;

(m) none of the Micromet Parties has entered into any material transaction outside the Ordinary Course of Business;

(n) none of the Micromet Parties have sold, leased or otherwise irrevocably disposed of any of its material assets or properties, nor has any security interest been created in such assets or properties, except in the Ordinary Course of Business consistent with past practices;

(o) there has been no amendment or termination of any Parent Material Contract between the date of the Micromet Unaudited Interim Balance Sheet and the date of this Agreement;

(p) there has been no (i) material change in pricing or royalties set or charged by any of the Micromet Parties to its customers or licensees, (ii) agreements by any of the Micromet Parties to change pricing or royalties set or charged by persons who have licensed Intellectual Property to any of the Micromet Parties, or (iii) as of the date of this Agreement, material change in pricing or royalties set or charged by persons who have licensed Intellectual Property to any of the Micromet Parties; and

(q) none of the Micromet Parties has negotiated, agreed or committed to take any of the actions referred to in clauses “(c)” through “(p)” above (other than negotiations between the Parties to enter into this Agreement).

2.6  Title to Assets.  The Micromet Parties own, and have good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in their business or operations or purported to be owned by them and following the Micromet Recapitalization will continue to own, and have good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in their business or operations, including: (a) all assets reflected on the Micromet Unaudited Interim Balance Sheet (except for inventory sold or otherwise disposed of in the Ordinary Course of Business since the date of the Micromet Unaudited Interim Balance Sheet); and (b) all other assets reflected in the books and records of the Micromet Parties as being owned by the Micromet Parties. All of said assets are owned by the Micromet Parties free and clear of any Encumbrances, except for: (i) any lien for current taxes not yet due and payable; (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of any of the Micromet Parties; and (iii) liens described in Part 2.6 of the Parent Disclosure Schedule.

2.7  Real Property; Leasehold.  None of the Micromet Parties own any real property or any interest in real property, except for the leaseholds created under the real property leases identified in Part 2.7 of the Parent Disclosure Schedule which are in full force and effect and with no existing default thereunder.

2.8  Intellectual Property.

(a) Micromet owns, or has the right to use, sell or license, and has the right to bring actions for the infringement of, all Micromet IP Rights, except for any failure to own or have the right to use, sell or license that would not reasonably be expected to have a Parent Material Adverse Effect.

(b) To the Knowledge of the Micromet Parties, set forth in Schedule 2.8(b) is an accurate, true and complete listing of all Micromet Registered IP owned by, licensed by, used by, or under the control of, the Micromet Parties.

(c) To the Knowledge of the Micromet Parties, Micromet holds in each case the sole, exclusive, valid, and lawful title to any and all of the Micromet IP Rights set forth in Schedule 2.8(b), and has not granted any liens, mortgages, material encumbrances, security interests, licenses, sublicenses, or other agreements to any of such Micromet IP Rights, other than those set out in Schedule 2.8(c).

(d) The execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions will not constitute a breach of any Micromet IP Rights Agreement, will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any Micromet IP Rights or impair the right of Micromet or the Surviving Corporation to use, sell or license any Micromet IP Rights or portion thereof, except for the occurrence of any such breach, forfeiture, termination or impairment that would not individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect. Each of the Micromet IP Rights Agreements is valid and binding on Micromet and in full force and effect; (ii) Micromet has not received any notice of termination or cancellation under such agreement, or received any notice of breach or default under such agreement, which breach has not been cured or waived; and (iii) Micromet, and to the Knowledge of Parent and Micromet, any other party to such agreement, is not in breach or default thereof in any material respect.

(e) Except as set forth on Part 2.8(e) of the Parent Disclosure Schedule, to the Knowledge of Parent and Micromet, neither the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by the Micromet Parties violates any license or agreement between a Micromet Party and any third party or, to the Knowledge of Parent and Micromet, infringes any valid intellectual property right of any other party (against which the Micromet Parties do not reasonably believe they have a valid defense), which infringement would reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent and Micromet, no third party is infringing upon, or violating any license or agreement with a Micromet Party relating to any Micromet IP Rights. There is no current, pending (excluding any proceedings for which service of process has not been effected) or, to the Knowledge of Parent and Micromet, threatened challenge, claim, litigation or proceeding including, but not limited to, opposition, interference or other proceeding in any patent or other government office, contesting the validity, ownership or right to use, sell, license or dispose of any Micromet IP Rights, nor has Parent or Micromet received any written notice asserting that any Micromet IP Rights or the proposed use, sale, license or disposition thereof conflicts or infringes or will conflict or infringe with the rights of any other party.

(f) To the Knowledge of the Micromet Parties, all necessary steps which are necessary or desirable to maintain the Micromet IP Rights have been taken, including payment of any public, annuity and maintenance fees.

(g) The Micromet Parties have used reasonable efforts to maintain their material trade secrets in confidence, including entering into licenses and contracts that generally require licensees, contractors and other third persons with access to such trade secrets to keep such trade secrets confidential.

2.9  Agreements, Contracts and Commitments.  Except as set forth on Part 2.9 of the Parent Disclosure Schedule, none of the Micromet Parties is a party to or bound by:

(a) any bonus, deferred compensation, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(b) any employment or consulting agreement, contract or commitment with any officer or director or Key Employee, not terminable by Micromet on ninety (90) days notice without liability, except to the extent general principles of wrongful termination law may limit Micromet’s ability to terminate employees at will;

(c) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(d) any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business other than indemnification agreements between Parent or Micromet and any of their respective officers or directors;

(e) any agreement, contract or commitment containing any covenant limiting the freedom of Micromet to engage in any line of business or compete with any Person;

(f) any agreement, contract or commitment relating to capital expenditures and involving obligations after the date of this Agreement in excess of $250,000 and not cancelable without penalty;

(g) any agreement, contract or commitment currently in force relating to the disposition or acquisition of assets not in the Ordinary Course of Business or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

(h) any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $250,000 or any loans or debt obligations with officers or directors of Parent or Micromet;

(i) (i) any distribution agreement (identifying any that contain exclusivity provisions); (ii) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which a Micromet Party has continuing material obligations to jointly market any product, technology or service, or any material agreement pursuant to which a Micromet Party has continuing material obligations to jointly develop any Intellectual Property that will not be owned, in whole or in part, by a Micromet Party; or (iii) any material agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any Micromet Party product, service or technology or any material agreement, contract or commitment currently in force to sell or distribute any Micromet Party products or service except agreements with distributors or sales representatives in the Ordinary Course of Business; or

(j) any other agreement, contract or commitment (i) which involve payment or receipt by any Micromet Party under any such agreement, contract or commitment of $250,000 or more in the aggregate or (ii) that are material to the business or operations of the Micromet Parties.

Except as set forth on Part 2.9 of the Parent Disclosure Schedule, the Micromet Parties have not, nor to Micromet’s or Parent’s Knowledge, as of the date of this Agreement has any other party to a Parent Material Contract (as defined below), breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which the Micromet Parties are a party or by which any of them is bound of the type described in clauses (a) through (j) above (any such agreement, contract or commitment, a “Parent Material Contract”) in such manner as would permit any other party to cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Parent Material Adverse Effect. As to Micromet, as of the date of this Agreement each Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.10  Liabilities.

(a) As of the date hereof, none of the Micromet Parties has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), individually or in the aggregate, except for: (a) Liabilities identified as such in the “liabilities” column of the Micromet Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by the Micromet Parties since the date of the Micromet Unaudited Interim Balance Sheet in the Ordinary Course of Business and which are not in excess of $250,000 in the aggregate; (c) Liabilities for performance of obligations of the Micromet Parties under Parent Contracts; and (d) Liabilities described in Part 2.10 of the Parent Disclosure Schedule.

(b) Part 2.10(b) of the Parent Disclosure Schedule sets forth a complete and correct list of the “Silent Partnerships” involving the Micromet Parties, including the agreements related thereto. Micromet has delivered to CancerVax current, accurate and complete copies of all agreements related to the Silent Partnerships to which any of the Micromet Parties is a party, including all amendments thereto, and none of the agreements related to the Silent Partnerships has been modified since the date of this Agreement. Upon a termination of a Silent Partnership, the amounts due for such termination shall be those set forth in the applicable Silent Partnership agreement.

2.11  Compliance; Permits; Restrictions.

(a) None of the Micromet Parties is in conflict with, or in default or violation of or has received any written notice of violations with respect to (i) any Legal Requirement applicable to such Micromet Parties or by which their business or properties is bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Micromet Party is a party or by which such Micromet Party or its business or property is bound or affected. No investigation or review by any Governmental Body or authority is pending or, to the Knowledge of Micromet or Parent, threatened against any Micromet Party, nor has any Governmental Body or authority indicated to any of the Micromet Parties an intention to conduct the same. There is no agreement, judgment, injunction, order or decree binding upon the Micromet Parties which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Micromet Parties, any acquisition of material property by any of the Micromet Parties or the conduct of business by the Micromet Parties as currently conducted.

(b) The Micromet Parties hold all Governmental Authorizations which are material to the operation of the business of Parent and Micromet (collectively, the “Micromet Permits”). Each of the Micromet Parties is in compliance with the terms of the Micromet Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of Micromet, threatened, which seeks to revoke or limit any Micromet Permit. The rights and benefits of each material Micromet Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by the Micromet Parties as of the date of this Agreement and immediately prior to the Effective Time.

(c) There are no proceedings pending with respect to a violation by the Micromet Parties of the Federal Food, Drug, and Cosmetic Act (“FDCA”), Food and Drug Administration (“FDA”) regulations adopted thereunder, the Controlled Substance Act or any other similar legislation or regulation promulgated by any other United States Governmental Body or the EMEA.

2.12  Tax Matters.

(a) Each of the Micromet Parties has filed all Tax Returns that it was required to file under applicable Legal Requirements. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. All material Taxes due and owing by each of the Micromet Parties (whether or not shown on any Tax Return) have been paid. Except for standard general extension of the monthly filing deadline for VAT preliminary tax returns (Umsatzsteuer-Voranmeldungen) by one month at the level of Micromet, none of the Micromet Parties is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Micromet Parties do not file Tax Returns that any of them is or may be subject to taxation by that jurisdiction. There are no material Encumbrances for Taxes (other than Taxes not yet due and payable) upon any of the assets of any of the Micromet Parties.

(b) Each of the Micromet Parties has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(c) None of the Micromet Parties has received from any Governmental Body any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment of or any amount of Tax proposed, asserted, or assessed by any Governmental Body against any of the Micromet Parties. No proceedings are pending or being conducted with respect to any Tax matter and no power of attorney with respect to any Tax matter is currently in force. There are no matters under discussion with any Governmental Body, or known to any Micromet Party with respect to Taxes that are likely to result in an additional material Liability for Taxes with respect to any Micromet Party. The Micromet Parties have delivered or made available to CancerVax complete and accurate copies of foreign, federal, state and local income Tax Returns of each Micromet Party (and predecessors of each) for the years ended December 31, 2002, 2003 and 2004, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by any Micromet Party (and their respective predecessors) since December 31, 2001.

(d) None of the Micromet Parties has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency nor has any request been made in writing for any such extension or waiver.

(e) None of the Micromet Parties has filed a consent under former section 341(f) of the Code concerning collapsible corporations. None of the Micromet Parties is a party to any Contract that has resulted or would reasonable be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of section 280G of the Code (or any corresponding provisions of state, local or foreign Tax law) and (ii) any amount that will not be fully deductible as a result of section 162(m) of the Code (or any corresponding provisions of state, local or foreign Tax law). None of the Micromet Parties has been a United States real property holding corporation within the meaning of section 897(c)(2) of the Code during the applicable period specified in section 897(c)(1)(A)(ii) of the Code. None of the Micromet Parties is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity agreements other than employee tax equalization agreements). No Micromet Party has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was Parent or Micromet). No Micromet Party has any Liability for the Taxes of any Person (other than such Micromet Party and any Subsidiary of such Micromet Party) under regulation 1.1502-6 of the Code (or any similar provision of state, local, or foreign law), pursuant to Section 75 of the German General Tax Act (§ 75 Abgabenordnung), as a transferee or successor, by contract, or otherwise.

(f) The unpaid Taxes of the Micromet Parties (A) did not, as of the date of the Micromet Unaudited Interim Balance Sheet, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Micromet Unaudited Interim Balance Sheet (rather than any notes thereto), and (B) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Micromet Parties in filing their Tax Returns. Since the date of the Micromet Unaudited Interim Balance Sheet, no Micromet Party incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(g) No transactions or arrangements involving the Micromet Parties have taken place or are in existence, which are such that any provision relating to transfer pricing might be invoked by a German Tax authority. The Micromet Parties maintain all documentation, and comply in all material respects with the obligations set forth in Section 90 of the German General Tax Act (§ 90 Abgabenordnung) and the regulations thereunder. Micromet does not have any equity that, from a German corporate income tax perspective, has to be characterized as “tainted” within the meaning of Section 38 subsection 1 of the German Corporate Income Tax Act (§ 38 Abs. 1 Körperschaftsteuergesetz). None of the Micromet Parties owns German situs real estate within the meaning of Section 2 German Real Estate Transfer Tax Act (Grunderwerbsteuergesetz).

2.13  Employee and Labor Matters; Benefit Plans.

(a) Micromet has provided to CancerVax, with respect to each employee of each of the Micromet Parties (including any employee of any of the Micromet Parties who is on a leave of absence or on layoff status):

(i) the name of such employee, the Micromet Party by which such employee is employed;

(ii) such employee’s title; and

(iii) such employee’s annualized compensation as of the date of this Agreement.

(b) The employment of each of the Micromet Parties’ employees is terminable by the applicable Micromet Party at will (or otherwise in accordance with general principles of wrongful termination law). Micromet has made available to CancerVax accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Parent Associates to the extent currently effective and material.

(c) To the Knowledge of Micromet and Parent, no Key Employee of any of the Micromet Parties intends to terminate his employment with such Micromet Party, nor has any such employee threatened or expressed any intention to do so.

(d) None of the Micromet Parties is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing, purporting to represent or, to the Knowledge of Micromet and Parent, seeking to represent any employees of any of the Micromet Parties.

(e) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting any of the Micromet Parties or any of their employees. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(f) There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Micromet and Parent, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Parent Associate, including charges of unfair labor practices or discrimination complaints, except for routine claims and disputes in the Ordinary Course of Business.

(g) Part 2.13(g) of the Parent Disclosure Schedule lists all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, written or otherwise, which are currently in effect relating to any present or former employee or director of a Micromet Party (or any trade or business (whether or not incorporated) which is a member of a controlled group or which is under common control with a Micromet Party within the meaning of Section 414 of the Code (an “ERISA Affiliate”)), or which is maintained by, administered or contributed to, or required to be contributed to, any Micromet Party or under which any Micromet Party has incurred or may incur any liability (collectively, the “Parent Employee Plans”).

(h) With respect to each Parent Employee Plan, Micromet has made available to CancerVax a true and complete copy of such Parent Employee Plan.

(i) No Parent Employee Plan is maintained or administered in, or otherwise subject to the laws of, the United States of America.

2.14  Environmental Matters.

(a) Each of the Micromet Parties: (i) is and has been in compliance in all material respects with, and has not been and is not in material violation of or subject to any material liability under, any applicable Environmental Requirements (as defined in Section 2.14(d)); and (ii) possesses all permits and other Environmental Authorizations (as defined in Section 2.14(d)), and is in compliance with the terms and conditions thereof.

(b) To the Knowledge of Micromet and Parent: (i) all property that is or was leased to, controlled by or used by any of the Micromet Parties, and all surface water, groundwater and soil associated with or adjacent to such property, is free of any Materials of Environmental Concern (as defined in Section 2.14(d)) or material environmental contamination of any nature; (ii) none of the property that is or was leased to, controlled by or used by any of the Micromet Parties contains any underground storage tanks, asbestos, equipment using PCBs or underground injection wells; and (iii) none of the property that is or was leased to, controlled by or used by any of the Micromet Parties contains any septic tanks in which process wastewater or any Materials of Environmental Concern have been Released (as defined in Section 2.14(d)).

(c) No Micromet Party has ever Released any Materials of Environmental Concern except in compliance in all material respects with all applicable Environmental Requirements.

(d) For purposes of this Agreement: (i) “Environmental Requirement” means any federal, state, local or foreign Legal Requirement, order, writ, injunction, directive, authorization, judgment, decree, grant, franchise, Contract or other governmental restriction and requirement, whether judicial or administrative, relating to pollution or protection of human health and safety, natural resources or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Legal Requirement relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern; (ii) “Environmental Authorization” means any Governmental Authorization required under applicable Environmental Requirements; (iii) “Materials of Environmental Concern” include chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is now or hereafter regulated by any Environmental Requirement or that is otherwise a danger to health, reproduction or the environment; and (iv) “Release” means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping or other releasing into the environment, whether intentional or unintentional.

2.15  Insurance.  Micromet has delivered to CancerVax accurate and complete copies of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of the Micromet Parties. Each of such insurance policies is in full force and effect and the Micromet Parties are in compliance with the terms thereof. Since January 1, 2004, none of the Micromet Parties has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation or other claim under or based upon any insurance policy of any of the Micromet Parties. All information provided to insurance carriers (in applications and otherwise) on behalf of the Micromet Parties is accurate and complete. Micromet has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened against any of the Micromet Parties, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed any of the Micromet Parties of its intent to do so.

2.16  Affiliates.  Part 2.16 of the Parent Disclosure Schedule identifies each Person who is (or who may be deemed to be) an “affiliate” (as that term is used in Rule 145 under the Securities Act) of Parent as of the date of this Agreement. Since January 1, 2005, there have been no transactions between Parent and any Person who is an affiliate of Parent, other than in connection with the Micromet Recapitalization.

2.17  Legal Proceedings; Orders.

(a) Except as set forth on Part 2.17 of the Parent Disclosure Schedule, there is no pending Legal Proceeding, and (to the Knowledge of Micromet and Parent) no Person has threatened to commence any Legal Proceeding: (i) that involves any of the Micromet Parties, any Micromet Associates (in his or her capacity as such) or any of the material assets owned or used by any of the Micromet Parties; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Contemplated Transactions.

(b) There is no order, writ, injunction, judgment or decree to which any of the Micromet Parties, or any of the assets owned or used by any of the Micromet Parties, is subject. To the Knowledge of Micromet and Parent, no officer or other Key Employee of any of the Micromet Parties is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of any of the Micromet Parties.

2.18  Authority; Binding Nature of Agreement.  Each of Parent and Micromet has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement. The board of directors of Parent has: (a) determined that the Merger is advisable and fair to and in the best interests of Parent and its stockholders; (b) authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Merger; (c) recommended the adoption and approval of this Agreement by the holders of Parent Common Stock and directed that this Agreement and the Merger be submitted for consideration by Parent’s stockholders at the Parent Stockholders’ Meeting (as defined in Section 5.2); and (d) to the extent necessary, adopted a resolution having the effect of causing Parent not to be subject to any state takeover law or similar Legal Requirement that might otherwise apply to the Merger or any of the other Contemplated Transactions. This Agreement has been duly executed and delivered by each of Parent and Micromet and assuming the due authorization, execution and delivery by CancerVax, constitutes the legal, valid and binding obligation of Parent and Micromet, enforceable against each of Parent and Micromet in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Prior to the execution of the Parent Stockholder Voting Agreements, the Board of Directors of Parent approved the Parent Stockholder Voting Agreements and the transactions contemplated thereby.

2.19  Inapplicability of Anti-takeover Statutes.  The board of directors of Parent has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Voting Agreements and to the consummation of the Merger and the other Contemplated Transactions. No other state takeover statute or similar Legal Requirement applies or purports to apply to the Merger, this Agreement, the Parent Stockholder Voting Agreements or any of the other Contemplated Transactions.

2.20  Vote Required.  The affirmative vote of the holders of a majority of the shares of Parent Common Stock outstanding on the record date for the Parent Stockholders’ Meeting and entitled to vote (the “Required Parent Stockholder Vote”) is the only vote of the holders of any class or series of any of the Micromet Parties’ capital stock necessary to adopt or approve this Agreement and approve the Merger.

2.21  Non-Contravention; Consents.  Neither (x) the execution, delivery or performance of this Agreement by Parent and Micromet, nor (y) the consummation of the Merger or any of the other Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of (i) any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of any of the Micromet Parties, or (ii) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of any of the Micromet Parties;

(b) subject to compliance with the HSR Act and any foreign antitrust Legal Requirement, contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or any of the other Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which any of the Micromet Parties, or any of the assets owned or used by any of the Micromet Parties, is subject;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Micromet Parties or that otherwise relates to the business of any of the Micromet Parties or to any of the assets owned or used by any of the Micromet Parties;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Parent Contract; (ii) a rebate, chargeback, penalty or change in delivery schedule under any such Parent Contract; (iii) accelerate the maturity or performance of any Parent Contract; or (iv) cancel, terminate or modify any term of any Parent Contract, except, in the case of any Parent Material Contract, any non-material breach, default, penalty or modification and, in the case of all other Parent Contracts, any breach, default, penalty or modification that would not result in a Parent Material Adverse Effect;

(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by any of the Micromet Parties (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of any of the Micromet Parties); or

(f) result in, or increase the likelihood of, the transfer of any material asset of any of the Micromet Parties to any Person.

Except (i) for any Consent set forth on Part 2.21 of the Parent Disclosure Schedule under any Parent Contract, (ii) the approval of this Agreement and the Contemplated Transactions by Parent’s stockholders, (iii) an election by Micromet Stockholders under Section 9 of the Shareholders Agreement; (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (v) such filings under the HSR Act or any foreign antitrust Legal Requirement and (vi) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, none of the Micromet Parties was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any

Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Merger or any of the other Contemplated Transactions.

2.22  No Financial Advisor.  No broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of any of the Micromet Parties.

Section 3.  Representations and Warranties of CancerVax And Merger Sub

CancerVax and Merger Sub represent and warrant to Parent as follows, except as set forth in the written disclosure schedule delivered by CancerVax to Parent (the “CancerVax Disclosure Schedule”). The CancerVax Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Section 3. The disclosures in any section or subsection of the CancerVax Disclosure Schedule shall qualify other sections and subsections in this Section 3 to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The inclusion of any information in the CancerVax Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a CancerVax Material Adverse Effect, or is outside the Ordinary Course of Business.

3.1  Subsidiaries; Due Organization; Etc.

(a) CancerVax has no Subsidiaries, except for Merger Sub and the Entities identified in Part 3.1(a) of the CancerVax Disclosure Schedule; and neither CancerVax nor any of the other Entities identified in Part 3.1(a) of the CancerVax Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than Merger Sub and the Entities identified in Part 3.1(a) of the CancerVax Disclosure Schedule. CancerVax has neither agreed nor is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. CancerVax has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b) Each of CancerVax and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(c) Each of CancerVax and its Subsidiaries is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a CancerVax Material Adverse Effect.

3.2  Certificate of Incorporation; Bylaws; Charters and Codes of Conduct.  CancerVax has delivered to Micromet accurate and complete copies of the certificate of incorporation and bylaws or other charter documents, including all amendments thereto, for CancerVax and its Subsidiaries. Part 3.2 of the CancerVax Disclosure Schedule lists, and CancerVax has delivered to Parent, accurate and complete copies of: (a) the charters of all committees of CancerVax’s board of directors; and (b) any code of conduct or similar policy adopted by CancerVax or by the board of directors, or any committee of the board of directors, of CancerVax.

3.3  Capitalization, Etc.

(a) The authorized capital stock of CancerVax consists of: (i) 75,000,000 shares of CancerVax Common Stock, par value $0.00004 per share, of which 27,932,160 shares have been issued and are outstanding as of the date of this Agreement; and (ii) 10,000,000 shares of CancerVax Preferred Stock, par value $0.00004 per share, of which 75,000 shares have been designated as Series A Junior Participating Preferred Stock, no shares of which have been issued or are outstanding as of the date of this Agreement. CancerVax does not hold any shares of its capital stock in its treasury. All of the outstanding shares of CancerVax Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of CancerVax Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of CancerVax Common Stock is subject to any right of first refusal in favor of CancerVax. Except as contemplated herein and except as identified on Part 3.3(a)(i) of the CancerVax Disclosure Schedule there is no CancerVax Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of CancerVax Common Stock. CancerVax is not under any obligation, nor is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of CancerVax Common Stock or other securities. Part 3.3(a)(ii) of the CancerVax Disclosure Schedule accurately and completely describes all repurchase rights held by CancerVax with respect to shares of CancerVax Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(b) Except for the CancerVax Third Amended and Restated 2000 Stock Incentive Plan, the CancerVax Amended and Restated 2003 Equity Incentive Award Plan and the CancerVax Employee Stock Purchase Plan (collectively, the “CancerVax Stock Plans”), or except as set forth on Section 3.3(b) of the CancerVax Disclosure Schedule, CancerVax does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person. As of the date of this Agreement: (i) 75,000 shares of CancerVax Series A Junior Participating Preferred Stock are reserved for future issuance upon exercise of the Rights issued pursuant to the Rights Agreement, dated as of November 3, 2004, by and between CancerVax and Mellon Investor Services LLC as Rights Agent (the “Rights Agreement”); (ii) 1,443,606 shares of CancerVax Common Stock are subject to issuance pursuant to stock options granted and outstanding under the Third Amended and Restated 2000 Stock Incentive Plan; (iii) 3,981,460 shares of CancerVax Common Stock are subject to issuance pursuant to stock options granted and outstanding under the Amended and Restated 2003 Equity Incentive Award; (iv) 253,376 shares of CancerVax Common Stock are reserved for issuance pursuant to the ESPP CancerVax Stock Plans; (v) 1,591,290 shares of CancerVax Common Stock are reserved for future issuance pursuant to stock options not yet granted under the CancerVax Stock Plans other than the ESPP; and (vi) 85,610 shares of CancerVax Common Stock are reserved for future issuance pursuant to warrants to purchase CancerVax Common Stock (“CancerVax Warrants”). Options to purchase shares of CancerVax Common Stock are referred to in this Agreement as “CancerVax Options.” Part 3.3(b) of the CancerVax Disclosure Schedule sets forth the following information with respect to each CancerVax Option outstanding as of the date of this Agreement: (A) the name of the optionee; (B) the number of shares of CancerVax Common Stock subject to such CancerVax Option; (C) the exercise price of such CancerVax Option; (D) the date on which such CancerVax Option was granted; (E) the applicable vesting schedule, and the extent to which such CancerVax Option is vested and exercisable as of the date of this Agreement; (F) the date on which such CancerVax Option expires; and (G) whether such CancerVax Option is an “incentive stock option” (as defined in the Code) or a non-qualified stock option. CancerVax has delivered to Micromet accurate and complete copies of all stock option plans pursuant to which CancerVax has ever granted stock options, the forms of all stock option agreements evidencing such options and evidence of board and stockholder approval of any of the CancerVax Stock Plans and amendments thereto. CancerVax has delivered to Micromet accurate and complete copies of all CancerVax Warrants.

(c) Except for the Rights Agreement and the outstanding CancerVax Warrants and CancerVax Options, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of CancerVax; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of CancerVax; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which CancerVax is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of CancerVax. There are not outstanding or authorized stock appreciation, phantom stock, profit participating or other similar rights with respect to CancerVax.

(d) All outstanding shares of CancerVax Common Stock and options, warrants and other securities of CancerVax have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts.

(e) All of the outstanding shares of capital stock of each of CancerVax’s Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and are owned beneficially and of record by CancerVax, free and clear of any Encumbrances.

3.4  SEC Filings; Financial Statements.

(a) CancerVax has delivered to Parent accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by CancerVax with the SEC since August 14, 2003 (the “CancerVax SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. Except as set forth on Part 3.4 of the CancerVax Disclosure Schedule, all statements, reports, schedules, forms and other documents required to have been filed by CancerVax or its officers with the SEC have been so filed on a timely basis. None of CancerVax’s Subsidiaries is required to file any documents with the SEC. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the CancerVax SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the CancerVax SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The certifications and statements required by (A) Rule 13a-14 under the Exchange Act and (B) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the CancerVax SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Legal Requirements. As used in this Section 3, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) CancerVax maintains disclosure controls and procedures that satisfy the requirements of Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that all material information concerning CancerVax is made known on a timely basis to the individuals responsible for the preparation of CancerVax’s filings with the SEC and other public disclosure documents. CancerVax is in compliance with the applicable listing and other rules and regulations of the NASDAQ National Market and has not since August 14, 2003 received any notice from the NASDAQ National Market asserting any non-compliance with such rules and regulations.

(c) The financial statements (including any related notes) contained or incorporated by reference in the CancerVax SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present the consolidated financial position of CancerVax and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of CancerVax and its consolidated Subsidiaries for the periods covered thereby.

(d) CancerVax’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) “independent” with respect to CancerVax and its Subsidiaries within the meaning of Regulation S-X under the Exchange Act; and (iii) to the knowledge of CancerVax, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder. Part 3.4(d) of the CancerVax Disclosure Schedule contains an accurate and complete description of all non-audit services performed by CancerVax’s auditors for CancerVax and its Subsidiaries since December 31, 2003 and the fees paid for such services. All such non-audit services were approved as required by Section 202 of the Sarbanes-Oxley Act.

(e) Each of CancerVax and its Subsidiaries maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. CancerVax maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting purposes.

(f) Part 3.4(f) of the CancerVax Disclosure Schedule lists, and CancerVax has delivered to Micromet accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by CancerVax since January 1, 2004.

3.5  Absence of Changes.  Except as set forth on Part 3.5 of the CancerVax Disclosure Schedule, since the date of the CancerVax Unaudited Interim Balance Sheet:

(a) there has not been any CancerVax Material Adverse Effect or an event or development that would, individually or in the aggregate, reasonably be expected to have a CancerVax Material Adverse Effect, between the date of the CancerVax Unaudited Interim Balance Sheet and the date of this Agreement;

(b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets or business of CancerVax or its Subsidiaries (whether or not covered by insurance);

(c) CancerVax has not: (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock; or (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities;

(d) CancerVax has not sold, issued or granted, or authorized the issuance of: (i) any capital stock or other security (except for CancerVax Common Stock issued upon the valid exercise of outstanding CancerVax Options); (ii) any option, warrant or right to acquire any capital stock or any other security (except for CancerVax Options identified in Part 3.3(b) of the CancerVax Disclosure Schedule); or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

(e) CancerVax has not amended or waived any of its rights under, or permitted the acceleration of vesting under any provision of: (i) any of CancerVax’s stock option plans; (ii) any CancerVax Option or any Contract evidencing or relating to any CancerVax Option; (iii) any restricted stock purchase agreement; or (iv) any other Contract evidencing or relating to any equity award (whether payable in cash or stock);

(f) there has been no amendment to the certificate of incorporation, bylaws or other charter or organizational documents of CancerVax or its Subsidiaries, and neither CancerVax nor its Subsidiaries has effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(g) CancerVax has not formed any Subsidiary or acquired any equity interest or other interest in any other Entity;

(h) Neither CancerVax nor any of its Subsidiaries has: (i) lent money to any Person; or (ii) incurred or guaranteed any indebtedness for borrowed money; or (iii) issued or sold any debt securities or options, warrants, calls or other rights to acquire any debt securities; (iii) guaranteed any debt securities of others; or (iv) made any capital expenditure or commitment in excess of $100,000;

(i) Neither CancerVax nor its Subsidiaries has, other than in the Ordinary Course of Business: (i) adopted, established or entered into any CancerVax Employee Plan; (ii) caused or permitted any CancerVax Employee Plan to be amended other than as required by law; or (iii) paid any bonus or made any profit-sharing or similar payment to, or increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees;

(j) Neither CancerVax nor any its Subsidiaries has changed any of its methods of accounting or accounting practices;

(k) Neither CancerVax nor any its Subsidiaries has made any material Tax election, filed any material amendment to any Tax Return, entered into any tax allocation agreement, tax sharing agreement, tax indemnity agreement or closing agreement relating to any material Tax, surrendered any right to claim a material Tax refund, or consented to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(l) Neither CancerVax nor any its Subsidiaries CancerVax has commenced or settled any Legal Proceeding;

(m) Neither CancerVax nor any its Subsidiaries has entered into any material transaction outside the Ordinary Course of Business;

(n) Neither CancerVax nor any its Subsidiaries has sold, leased or otherwise irrevocably disposed of any of its assets or properties, nor has any security interest been created in such assets or properties, except in the Ordinary Course of Business consistent with past practices;

(o) there has been no amendment or termination of any CancerVax Material Contract between the date of the CancerVax Unaudited Interim Balance Sheet and the date of this Agreement;

(p) there has been no (i) material change in pricing or royalties set or charged by CancerVax or any of its Subsidiaries to its customers or licensees, (ii) agreements by any of CancerVax or its Subsidiaries to change pricing or royalties set or charged by persons who have licensed Intellectual Property to any of CancerVax or its Subsidiaries, or (iii) as of the date of this Agreement, material change in pricing or royalties set or charged by persons who have licensed Intellectual Property to any of CancerVax or its Subsidiaries; and

(q) Neither CancerVax nor any its Subsidiaries has negotiated, agreed or committed to take any of the actions referred to in clauses “(c)” through “(p)” above (other than negotiations between the Parties to enter into this Agreement).

3.6  Title to Assets.  Each of CancerVax and its Subsidiaries owns and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the CancerVax Unaudited Interim Balance Sheet (except for inventory sold or otherwise disposed of in the Ordinary Course of Business since the date of the CancerVax Unaudited Interim Balance Sheet); and (b) all other assets reflected in the books and records of CancerVax as being owned by CancerVax or its Subsidiaries. All of said assets are owned by CancerVax or the applicable Subsidiary free and clear of any Encumbrances, except for: (i) any lien for current taxes not yet due and payable; (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of CancerVax; and (iii) liens described in Part 3.6 of the CancerVax Disclosure Schedule.

3.7  Real Property; Leasehold.  Each of CancerVax and its Subsidiaries does not own any real property or any interest in real property, except for the leaseholds created under the real property leases identified in Part 3.7 of the CancerVax Disclosure Schedule which are in full force and effect and with no existing default thereunder.

3.8  Intellectual Property.

(a) CancerVax owns, or has the right to use, sell or license, and has the right to bring actions for the infringement of, all CancerVax IP Rights, except for any failure to own or have the right to use, sell or license that would not reasonably be expected to have a CancerVax Material Adverse Effect.

(b) To the Knowledge of CancerVax, set forth in Schedule 3.8(b) is an accurate, true and complete listing of all CancerVax Registered IP owned by, licensed by, used by, or under the control of, CancerVax.

(c) To the Knowledge of CancerVax, it holds in each case the sole, exclusive, valid, and lawful title to any and all of the CancerVax IP Rights set forth in Schedule 3.8(b), and have not granted any liens, mortgages, material encumbrances, security interests, licenses, sublicenses, or other agreements to any of such CancerVax IP Rights, other than those set out in Schedule 3.8(c).

(d) The execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions will not constitute a breach of any CancerVax IP Rights Agreement, will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any CancerVax IP Rights or impair the right of the Surviving Corporation and its Subsidiaries to use, sell or license any CancerVax IP Rights or portion thereof, except for the occurrence of any such breach, forfeiture, termination or impairment that would not individually or in the aggregate, reasonably be expected to result in a CancerVax Material Adverse Effect. Each of the CancerVax IP Rights Agreements is valid and binding on CancerVax or its Subsidiaries, as applicable, and in full force and effect; (ii) CancerVax has not received any notice of termination or cancellation under such agreement, or received any notice of breach or default under such agreement, which breach has not been cured or waived; and (iii) CancerVax and its Subsidiaries, and to the Knowledge of CancerVax, any other party to such agreement, is not in breach or default thereof in any material respect.

(e) Except as set forth on Part 3.8(e) of the CancerVax Disclosure Schedule, to the Knowledge of CancerVax, neither the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by CancerVax violates any license or agreement between CancerVax or its Subsidiaries and any third party or, to the Knowledge of CancerVax, infringes any valid intellectual property right of any other party (against which CancerVax does not reasonably believe it has a valid defense), which infringement would reasonably be expected to have a CancerVax Material Adverse Effect. To the Knowledge of CancerVax, no third party is infringing upon, or violating any license or agreement with CancerVax or its Subsidiaries relating to any CancerVax IP Rights. There is no current, pending (excluding any proceedings for which service of process has not been effected) or, to the Knowledge of CancerVax, threatened challenge, claim, litigation or proceeding including, but not limited to, opposition, interference or other proceeding in any patent or other government office, contesting the validity, ownership or right to use, sell, license or dispose of any CancerVax IP Rights, nor has CancerVax received any written notice asserting that any CancerVax IP Rights or the proposed use, sale, license or disposition thereof conflicts or infringes or will conflict or infringe with the rights of any other party.

(f) To the Knowledge of CancerVax, all necessary steps which are necessary or desirable to maintain the CancerVax IP Rights have been taken, including payment of any public, annuity and maintenance fees.

(g) CancerVax and its Subsidiaries have used reasonable efforts to maintain their material trade secrets in confidence, including entering into licenses and contracts that generally require licensees, contractors and other third persons with access to such trade secrets to keep such trade secrets confidential.

3.9  Agreements, Contracts and Commitments.  Except as filed with the SEC and except as listed on Part 3.9 of the CancerVax Disclosure Schedule, neither CancerVax nor any of its Subsidiaries is a party to or bound by:

(a) any material bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(b) any employment or consulting agreement, contract or commitment with any officer or director or Key Employee, not terminable by CancerVax or its Subsidiaries on ninety (90) days notice without liability, except to the extent general principles of wrongful termination law may limit CancerVax’s or the Subsidiaries’ ability to terminate employees at will;

(c) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(d) any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business other than indemnification agreements between CancerVax and any of its officers or directors;

(e) any agreement, contract or commitment containing any covenant limiting the freedom of CancerVax or its Subsidiaries to engage in any line of business or compete with any Person;

(f) any agreement, contract or commitment relating to capital expenditures and involving obligations after the date of this Agreement in excess of $100,000 and not cancelable without penalty;

(g) any agreement, contract or commitment currently in force relating to the disposition or acquisition of assets not in the Ordinary Course of Business or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

(h) any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000;

(i) (i) any distribution agreement (identifying any that contain exclusivity provisions); (ii) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which CancerVax or its Subsidiaries has continuing material obligations to jointly market any product, technology or service, or any material agreement pursuant to which CancerVax or its Subsidiaries has continuing material obligations to jointly develop any Intellectual Property that will not be owned, in whole or in part, by CancerVax or such Subsidiaries; or (iii) any material agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any CancerVax product, service or technology or any material agreement, contract or commitment currently in force to sell or distribute any CancerVax products or service except agreements with distributors or sales representatives in the Ordinary Course of Business; or

(j) any other agreement, contract or commitment (i) which involve payment or receipt by CancerVax or its Subsidiaries under any such agreement, contract or commitment of $250,000 or more in the aggregate or obligations after the date of this Agreement in excess of $100,000 in the aggregate, or (ii) that are material to the business or operations of CancerVax and its Subsidiaries.

Except as set forth on Part 3.9 of the CancerVax Disclosure Schedule, neither CancerVax nor any of its Subsidiaries has, nor to CancerVax’s Knowledge, as of the date of this Agreement has any other party to a CancerVax Material Contract (as defined below), breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which CancerVax or its Subsidiaries is a party or by which it is bound of the type described in clauses (a) through (j) above (any such agreement, contract or commitment, a “CancerVax Material Contract”) in such manner as would permit any other party to cancel or terminate any such CancerVax Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a CancerVax Material Adverse Effect. As to CancerVax and its Subsidiaries, as of the date of this Agreement each CancerVax Material Contract is valid, binding, enforceable and in full force and effect, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.10  Obligations; Liabilities.

(a) As of the date hereof, neither CancerVax nor any of its Subsidiaries has any Liability, individually or in the aggregate, except for: (i) Liabilities identified as such in the “liabilities” column of the CancerVax Unaudited Interim Balance Sheet; (ii) normal and recurring current Liabilities that have been incurred by CancerVax or its Subsidiaries since the date of the CancerVax Unaudited Interim Balance Sheet in the Ordinary Course of Business, which are not in excess of $100,000 in the aggregate; and (iii) Liabilities described in Part 3.10 of the CancerVax Disclosure Schedule.

(b) Part 3.10 of the CancerVax Disclosure Schedule sets forth a complete and correct detail of all restoration or remediation liabilities under existing real property leases to which CancerVax or its Subsidiaries is a party.

(c) Part 3.10 of the CancerVax Disclosure Schedule sets forth a complete and correct detail of all ongoing obligations of CancerVax under (i) confidentiality agreements that include “non-solicitation” or “no-shop” provisions, (ii) material transfer agreements and (iii) consulting agreements, in each case to which CancerVax or any of its Subsidiaries is a party.

(d) There are no ongoing obligations of CancerVax or its Subsidiaries with respect to any clinical trial conducted by or on behalf of CancerVax or its Subsidiaries.

3.11  Compliance; Permits; Restrictions.

(a) Neither CancerVax nor any of its Subsidiaries is in conflict with, or in default or violation of or has received any written notice of violations with respect to (i) any Legal Requirement applicable to CancerVax or any of its Subsidiaries or by which its business or properties is bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which CancerVax or any of its Subsidiaries is a party or by which CancerVax or any of its Subsidiaries or their business or property is bound or affected. No investigation or review by any Governmental Body or authority is pending or, to the Knowledge of CancerVax, threatened against CancerVax or any of its Subsidiaries, nor has any Governmental Body or authority indicated to CancerVax an intention to conduct the same. There is no agreement, judgment, injunction, order or decree binding upon CancerVax or any of its Subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of CancerVax or its Subsidiaries, any acquisition of material property by CancerVax or its Subsidiaries or the conduct of business by CancerVax and its Subsidiaries as currently conducted.

(b) CancerVax and its Subsidiaries hold all Governmental Authorizations which are material to the operation of their businesses (collectively, the “CancerVax Permits”). Each of CancerVax and its Subsidiaries is in compliance with the terms of the CancerVax Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of CancerVax, threatened, which seeks to revoke or limit any CancerVax Permit. The rights and benefits of each material CancerVax Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by CancerVax and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.

(c) There are no proceedings pending with respect to a violation by CancerVax or any of its Subsidiaries of the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other legislation or regulation promulgated by any other United States Governmental Body or the EMEA.

3.12  Tax Matters.

(a) CancerVax has filed all Tax Returns that it was required to file under applicable Legal Requirements. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. All material Taxes due and owing by CancerVax and its Subsidiaries (whether or not shown on any Tax Return) have been paid. CancerVax is not currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where CancerVax does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no material Encumbrances for Taxes (other than Taxes not yet due and payable) upon any of the assets of CancerVax or its Subsidiaries.

(b) CancerVax has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(c) CancerVax has not received from any Governmental Body any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment of or any amount of Tax proposed, asserted, or assessed by any Governmental Body against CancerVax. No proceedings are pending or being conducted with respect to any Tax and no power of attorney with respect to any Tax Matter is currently in force. There are no matters under discussion with any Governmental Body, or known to CancerVax with respect to Taxes that are likely to result in an additional material Liability for Taxes with respect to CancerVax. CancerVax and its Subsidiaries have delivered or made available to Micromet complete and accurate copies of foreign, federal, state and local income Tax Returns of CancerVax and each of its Subsidiaries (and predecessors of each) for the years ended December 31, 2002, 2003 and 2004, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by CancerVax and any of its Subsidiaries (and their respective predecessors) since December 31, 2001.

(d) CancerVax has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency nor has any request been made in writing for any such extension or waiver.

(e) CancerVax has not filed a consent under former section 341(f) of the Code concerning collapsible corporations. Neither CancerVax nor any of its Subsidiaries is a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of section 280G of the Code (or any corresponding provisions of state, local or foreign Tax law) and (ii) any amount that will not be fully deductible as a result of section 162(m) of the Code (or any corresponding provisions of state, local or foreign Tax law). CancerVax has not been a United States real property holding corporation within the meaning of section 897(c)(2) of the Code during the applicable period specified in section 897(c)(1)(A)(ii) of the Code. CancerVax is not a party to any Tax allocation, Tax sharing or similar agreement (including indemnity agreements other than employee tax equalization agreements). Neither CancerVax nor any of its Subsidiaries has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was CancerVax). Neither CancerVax or any of its Subsidiaries has any Liability for the Taxes of any Person (other than CancerVax and any Subsidiary of CancerVax) under regulation 1.1502-6 of the Code (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(f) The unpaid Taxes of CancerVax (A) did not, as of the date of the CancerVax Unaudited Interim Balance Sheet, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of CancerVax Unaudited Interim Balance Sheet (rather than any notes thereto), and (B) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of CancerVax in filing its Tax Returns. Since the date of the CancerVax Unaudited Interim Balance Sheet, neither CancerVax nor any of its Subsidiaries incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

3.13  Employee and Labor Matters; Benefit Plans.

(a) CancerVax has provided to Micromet, with respect to each employee of CancerVax and its Subsidiaries (including any employee of CancerVax or its Subsidiaries who is on a leave of absence or on layoff status):

(i) the name of such employee;

(ii) such employee’s title; and

(iii) such employee’s annualized compensation as of the date of this Agreement.

(b) The employment of CancerVax’s and the Subsidiaries’ employees is terminable by CancerVax or such Subsidiary at will (subject to the terms of applicable employment agreements). CancerVax has made available to Micromet accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of CancerVax Associates to the extent currently effective and material.

(c) To the Knowledge of CancerVax, no Key Employee of CancerVax or any of its Subsidiaries intends to terminate his employment with CancerVax or such Subsidiary, nor has any such Key Employee threatened or expressed any intention to do so.

(d) Neither CancerVax nor any of its Subsidiaries is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing, purporting to represent or, to the Knowledge of CancerVax, seeking to represent any employees of CancerVax or its Subsidiaries.

(e) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute, affecting CancerVax or any of its Subsidiaries or any of their employees. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(f) Neither CancerVax nor any of its Subsidiaries is or has never been engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of CancerVax, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any CancerVax Associate, including charges of unfair labor practices or discrimination complaints, except for routine claims and disputes in the Ordinary Course of Business.

(g) Part 3.13(g) of the CancerVax Disclosure Schedule lists all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, written or otherwise, which are currently in effect relating to any present or former employee or director of CancerVax or its Subsidiaries (or any trade or business (whether or not incorporated) which is an ERISA Affiliate or which is maintained by, administered or contributed to, or required to be contributed to, CancerVax or any ERISA Affiliate or under which CancerVax or any ERISA Affiliate has incurred or may incur any liability (collectively, the “CancerVax Employee Plans”).

(h) With respect to each CancerVax Employee Plan, CancerVax has made available to Micromet a true and complete copy of, to the extent applicable, (i) such CancerVax Employee Plan, (ii) the three (3) most recent annual reports (Form 5500) as filed with the IRS, (iii) each currently effective trust agreement related to such CancerVax Employee Plan, (iv) the most recent summary plan description for each CancerVax Employee Plan for which such description is required, along with all summaries of material modifications, amendments, resolutions and all other material plan documentation related thereto in the possession of CancerVax, (v) the most recent actuarial report relating to any CancerVax Employee Plan subject to Title IV of ERISA and (vi) the most recent IRS determination or opinion letter issued with respect to any CancerVax Employee Plan.

(i) No CancerVax Employee Plan is an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) subject to Title IV of ERISA, and neither CancerVax nor any ERISA Affiliate has ever maintained, contributed to or partially or fully withdrawn from any such plan. No CancerVax Employee Plan is a Multiemployer Plan or “single-employer plan under multiple controlled groups” as described in Section 4063 of ERISA, and neither CancerVax nor any ERISA Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No CancerVax Employee Plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA.

3.14  Environmental Matters.

(a) Each of CancerVax and its Subsidiaries: (i) is and has been in compliance in all material respects with, and has not been and is not in material violation of or subject to any material liability under, any applicable Environmental Requirements; and (ii) possesses all permits and other Environmental Authorizations, and is in compliance with the terms and conditions thereof.

(b) To the Knowledge of CancerVax: (i) all property that is or was leased to, controlled by or used by CancerVax or its Subsidiaries, and all surface water, groundwater and soil associated with or adjacent to such property, is free of any Materials of Environmental Concern or material environmental contamination of any nature; (ii) none of the property that is or was leased to, controlled by or used by CancerVax or its Subsidiaries contains any underground storage tanks, asbestos, equipment using PCBs or underground injection wells; and (iii) none of the property that is or was leased to, controlled by or used by CancerVax or its Subsidiaries contains any septic tanks in which process wastewater or any Materials of Environmental Concern have been Released.

(c) Neither CancerVax nor any of its Subsidiaries has ever Released any Materials of Environmental Concern except in compliance in all material respects with all applicable Environmental Requirements.

3.15  Insurance.

(a) CancerVax has delivered to Micromet accurate and complete copies of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of

CancerVax and its Subsidiaries. Each of such insurance policies is in full force and effect and CancerVax and its Subsidiaries are in compliance with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2004, neither CancerVax nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation or other claim under or based upon any insurance policy of CancerVax or its Subsidiaries. All information provided to insurance carriers (in applications and otherwise) on behalf of CancerVax and its Subsidiaries is accurate and complete. CancerVax and its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened against CancerVax or its Subsidiaries, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed CancerVax or its Subsidiaries of its intent to do so.

(b) CancerVax has made available to Micromet accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by CancerVax and its Subsidiaries as of the date of this Agreement (the “Existing D&O Policies”). Part 3.15(b) of the CancerVax Disclosure Schedule accurately sets forth the most recent annual premiums paid by CancerVax and its Subsidiaries with respect to the Existing D&O Policies.

3.16  Transactions with Affiliates.  Except as set forth in the CancerVax SEC Documents filed prior to the date of this Agreement, since the date of CancerVax’s last proxy statement filed with the SEC, no event has occurred that would be required to be reported by CancerVax pursuant to Item 404 of Regulation S-K promulgated by the SEC. Part 3.16 of the CancerVax Disclosure Schedule identifies each Person who is (or who may be deemed to be) an “affiliate” (as that term is used in Rule 145 under the Securities Act) of CancerVax or its Subsidiaries as of the date of this Agreement.

3.17  Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding, and (to the Knowledge of CancerVax) no Person has threatened to commence any Legal Proceeding: (i) that involves CancerVax or any of its Subsidiaries, any CancerVax Associate (in his or her capacity as such) or any of the material assets owned or used by CancerVax or its Subsidiaries; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Contemplated Transactions.

(b) There is no order, writ, injunction, judgment or decree to which CancerVax or any of its Subsidiaries, or any of the assets owned or used by CancerVax or its Subsidiaries, is subject. To the Knowledge of CancerVax, no officer or other Key Employee of CancerVax or its Subsidiaries is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of CancerVax or its Subsidiaries.

3.18  Authority; Binding Nature of Agreement.  Each of CancerVax and its Subsidiaries has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement. Each of the boards of directors of CancerVax and Merger Sub (at meetings duly called and held) has: (a) determined that the Merger is advisable and fair to and in the best interests of such Party and its stockholders; (b) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Merger; (c) recommended the adoption and approval of this Agreement by the holders of CancerVax Common Stock and directed that this Agreement and the issuance of shares of CancerVax Common Stock in the Merger be submitted for consideration by CancerVax’s stockholders at the CancerVax Stockholders’ Meeting (as defined in Section 5.3); and (d) to the extent necessary, adopted a resolution having the effect of causing CancerVax or Merger Sub not to be subject to any state takeover law or similar Legal Requirement that might otherwise apply to the Merger or any of the other Contemplated Transactions. This Agreement has been duly executed and delivered by CancerVax and Merger Sub, and assuming the due authorization, execution and delivery by Parent and Micromet, constitutes the legal, valid and binding obligation of CancerVax or Merger Sub (as applicable), enforceable against each of CancerVax and Merger Sub in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Prior to the execution of the CancerVax

Stockholder Voting Agreements, the Board of Directors of CancerVax approved the CancerVax Stockholder Voting Agreements and the transactions contemplated thereby.

3.19  Inapplicability of Anti-takeover Statutes.  The boards of directors of CancerVax and Merger Sub have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Merger and the other Contemplated Transactions. No other state takeover statute or similar Legal Requirement applies or purports to apply to the Merger, this Agreement, the CancerVax Stockholder Voting Agreements or any of the other Contemplated Transactions.

3.20  Vote Required.  The affirmative vote of: (i) the holders of a majority of the shares of CancerVax Common Stock voting at the CancerVax Stockholders Meeting is the only vote of the holders of any class or series of CancerVax’s capital stock necessary to approve the issuance of CancerVax Common Stock in the Merger and the Change of Control; and (ii) the holders of a majority of the shares of CancerVax Common Stock entitled to vote at the CancerVax Stockholders Meeting is the only vote of the holders of any class or series of CancerVax’s capital stock necessary to approve the Charter Amendment and the Reverse Split (collectively, the “Required CancerVax Stockholder Vote”).

3.21  Non-Contravention; Consents.  Neither (x) the execution, delivery or performance of this Agreement by CancerVax or Merger Sub, nor (y) the consummation of the Merger or any of the other Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of (i) any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of CancerVax or Merger Sub, or (ii) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of CancerVax or Merger Sub;

(b) subject to compliance with the HSR Act and any foreign antitrust Legal Requirement, contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or any of the other Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which CancerVax or its Subsidiaries, or any of the assets owned or used by CancerVax or its Subsidiaries, is subject;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by CancerVax or its Subsidiaries or that otherwise relates to the business of CancerVax or its Subsidiaries or to any of the assets owned or used by CancerVax or its Subsidiaries;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any CancerVax Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any CancerVax Contract; (ii) a rebate, chargeback, penalty or change in delivery schedule under any such CancerVax Contract; (iii) accelerate the maturity or performance of any CancerVax Contract; or (iv) cancel, terminate or modify any term of any CancerVax Contract; except, in the case of any CancerVax Material Contract, any non-material breach, default, penalty or modification and, in the case of all other CancerVax Contracts, any breach, default, penalty or modification that would not result in a CancerVax Material Adverse Effect;

(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by CancerVax or its Subsidiaries (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of CancerVax); or

(f) result in, or increase the likelihood of, the transfer of any material asset of CancerVax or its Subsidiaries to any Person.

Except (i) for any Consent set forth on Part 3.21 of the CancerVax Disclosure Schedule under any CancerVax Contract, (ii) the approval of the Merger, the issuance of shares of CancerVax Common Stock in the Merger, the Charter Amendment, the Change of Control and the Reverse Split, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iv) such filings under the HSR Act, any foreign antitrust Legal Requirement and (v) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither CancerVax nor any of its Subsidiaries was, is nor will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Merger or any of the other Contemplated Transactions.

3.22  No Financial Advisor.  Except for Piper Jaffray, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of CancerVax or any of its Subsidiaries.

3.23  Valid Issuance.  The CancerVax Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

Section 4.  Certain Covenants of the Parties

4.1  Access and Investigation.  Subject to the terms of the Confidentiality Agreement which the parties agree will continue in full force following the date of this Agreement, during the period commencing on the date of this Agreement and ending at the Effective Time (the “Pre-Closing Period”), upon reasonable notice each Party shall, and shall cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; and (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate in order to enable the other Party to satisfy its obligations under the Sarbanes-Oxley Act and the rules and regulations relating thereto. Without limiting the generality of any of the foregoing, during the Pre-Closing Period, each Party shall promptly provide the other Party with copies of:

(i) the unaudited monthly consolidated balance sheets of such Party as of the end of each calendar month and the related unaudited monthly consolidated statements of operations, statements of stockholders’ equity and statements of cash flows for such calendar month, which shall be delivered within twenty days after the end of such calendar month;

(ii) all material operating and financial reports prepared by such Party for its senior management, including sales forecasts, marketing plans, development plans, discount reports, write-off reports, hiring reports and capital expenditure reports prepared for its senior management;

(iii) any written materials or communications sent by or on behalf of a Party to its stockholders;

(iv) any material notice, document or other communication sent by or on behalf of a Party to any party to any CancerVax Material Contract or Parent Material Contract, as applicable, or sent to a Party by any party to any CancerVax Material Contract or Parent Material Contract, as applicable (other than any communication that relates solely to routine commercial transactions between such Party and the other party to any such CancerVax Material Contract or Parent Material Contract, as applicable, and that is of the type sent in the Ordinary Course of Business and consistent with past practices);

(v) any notice, report or other document filed with or otherwise furnished, submitted or sent to any Governmental Body on behalf of a Party in connection with the Merger or any of the Contemplated Transactions;

(vi) any non-privileged notice, document or other communication sent by or on behalf of, or sent to, a Party relating to any pending or threatened Legal Proceeding involving or affecting such Party; and

(vii) any material notice, report or other document received by a Party from any Governmental Body.

Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Legal Requirement applicable to such party requires such Party or its Subsidiaries to restrict or prohibit access to any such properties or information.

4.2  Operation of CancerVax’s Business.

(a) Except as set forth on Part 4.2 of the CancerVax Disclosure Schedule, during the Pre-Closing Period: (i) Each of CancerVax and its Subsidiaries shall conduct its business and operations: (A) in the Ordinary Course of Business; (B) in compliance with all applicable Legal Requirements and the requirements of all Contracts that constitute material Contracts; and (C) consistent with the actions customarily taken by a similarly situated corporation engaged in the prompt and orderly termination of its lead pharmaceutical candidate program; (ii) Subject to the preceding clause (i), each of CancerVax and its Subsidiaries shall preserve intact its current business organization, keep available the services of its current Key Employees and maintains its relations and goodwill with all material suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having material business relationships with CancerVax and its Subsidiaries; and (iii) CancerVax shall promptly notify Parent of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; and (B) any Legal Proceeding against, relating to, involving or otherwise affecting CancerVax or its Subsidiaries that is commenced, or, to the Knowledge of CancerVax, threatened against, CancerVax or its Subsidiaries.

(b) Except as set forth in Part 4.2 of the CancerVax Disclosure Schedule, and subject to any legal requirement applicable to CancerVax or any of its Subsidiaries, during the Pre-Closing Period, neither CancerVax nor any of its Subsidiaries shall, without the prior written consent of Micromet:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

(ii) sell, issue, grant or authorize the sale, issuance or grant of: (A) any capital stock or other security; (B) any option, call, warrant or right to acquire any capital stock or other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security, or (D) reserve for issuance any additional grants, and or shares under any CancerVax Stock Plan, except that, notwithstanding anything to the contrary in this Section 4.2, CancerVax may issue shares of CancerVax Common Stock (x) upon the valid exercise of CancerVax Options and CancerVax Warrants, in each case outstanding as of the date of this Agreement, and (y) in satisfaction of severance obligations outstanding as of the date of this Agreement (and CancerVax may amend the terms of outstanding severance arrangements to provide for payment in CancerVax Common Stock in lieu of cash) and for the payment of bonuses to employees;

(iii) amend or waive any of its rights under, or permit the acceleration of the vesting under, any provision of: (A) any of the CancerVax Stock Plans; (B) any CancerVax Option or CancerVax Warrants or any agreement evidencing or relating to any outstanding stock option or warrant; (C) any restricted stock purchase agreement; or (D) any other Contract evidencing or relating to any equity award (whether payable in cash or stock);

(iv) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the business of CancerVax;

(v) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into any material partnership arrangements, joint development agreements or strategic alliances;

(vi) make any capital expenditure in excess of $100,000;

(vii) other than in the Ordinary Course of Business consistent with past practices, enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any material Contract, or agree to amend or terminate any material Contract;

(viii) acquire, lease or license any right or other asset from any other Person or sell encumber, convey, assign, or otherwise dispose of or transfer of, or lease or license or sublicense, any right or other asset or interest therein to any other Person (except in each case for assets (that are not material individually or in the aggregate) acquired, leased, licensed or disposed of by CancerVax or its Subsidiaries in the Ordinary Course of Business and consistent with past practices), or waive or relinquish any material right;

(ix) other than in the Ordinary Course of Business consistent with past practices, write off as uncollectible, or establish any extraordinary reserve with respect to, any receivable or other indebtedness;

(x) make any pledge of any of its assets or permit any of its assets to become subject to any Encumbrances, except for pledges of or Encumbrances with respect to immaterial assets made in the Ordinary Course of Business consistent with past practices;

(xi) lend money to any Person, or incur or guarantee any indebtedness or issue or sell any debt securities or options, warrants, calls or other similar rights to acquire any debt securities of CancerVax;

(xii) establish, adopt, enter into or amend any CancerVax Employee Plan or any employee stock purchase or employee stock option plan, or, except as contemplated by this Agreement or by any CancerVax Employee Plan in effect as of the date of this Agreement and disclosed on the CancerVax Disclosure Schedule, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to any of its directors or any of its officers or other employees except as required by law;

(xiii) hire any employee or terminate any Key Employee;

(xiv) make any grant of exclusive rights to any third party;

(xv) transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Intellectual Property, or enter into any agreements or make other commitments or arrangements to grant, transfer or license to any person any future patent rights, other than non-exclusive licenses granted to customers, resellers and end users in the Ordinary Course of Business consistent with past practices;

(xvi) enter into, or materially modify, any material contract, agreement or obligation relating to the distribution, sale, license or marketing by third Persons of CancerVax’s or its Subsidiaries’ products or products licensed by CancerVax or its Subsidiaries, other than nonexclusive contracts, agreements or obligations entered into in the Ordinary Course of Business that can be terminated or cancelled by CancerVax or its Subsidiaries without material penalty or further material payment and without more than ninety (90) days’ notice;

(xvii) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of non-material amounts in the Ordinary Course of Business;

(xviii) change any of its personnel policies or other business policies, or any of its methods of accounting or accounting practices in any material respect;

(xix) make any Tax election, adopt or change any accounting methods, principles or practices, file any material amendment to any Tax Return, enter into any tax allocation agreement, tax sharing agreement, tax indemnity agreement or closing agreement relating to any material Tax, surrender any right to claim a material Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(xx) commence or settle any Legal Proceeding in a manner that would be reasonably expected to result in a CancerVax Material Adverse Effect;

(xxi) enter into any material transaction outside the Ordinary Course of Business; or

(xxii) agree or commit to take any of the actions described in clauses “(i)” through “(xxi)” of this Section 4.2(b).

(c) During the Pre-Closing Period, CancerVax shall promptly notify Parent in writing, by delivering an updated CancerVax Disclosure Schedule, of: (i) the discovery by CancerVax of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by CancerVax in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by CancerVax in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of CancerVax; and (iv) any event, condition, fact or circumstance that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 or 8 impossible or materially less likely. Without limiting the generality of the foregoing, CancerVax shall promptly advise Parent in writing of any Legal Proceeding or material claim threatened, commenced or asserted against or with respect to, or otherwise affecting, CancerVax or its Subsidiaries or (to the Knowledge of CancerVax) any director, officer or Key Employee of CancerVax or its Subsidiaries. No notification given to Parent pursuant to this Section 4.2(c) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of CancerVax contained in this Agreement or the CancerVax Disclosure Schedule for purposes of Section 8.1.

4.3  Operation of Parent’s and Micromet’s Business.

(a) Except as set forth on Part 4.3 of the Parent Disclosure Schedule, during the Pre-Closing Period: (i) Parent and Micromet shall conduct their respective business and operations: (A) in the Ordinary Course of Business and in accordance with past practices; and (B) in compliance with all applicable Legal Requirements and the requirements of all Contracts that constitute material Contracts; and (ii) Parent and Micromet shall preserve intact its current business organization, keep available the services of its current officers and other employees and maintains its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with Parent or Micromet; and (iii) Parent shall promptly notify CancerVax of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; and (B) any Legal Proceeding against, relating to, involving or otherwise affecting the Micromet Parties that is commenced, or, to the Knowledge of Micromet or Parent, threatened against, the Micromet Parties.

(b) Except as set forth in Part 4.3 of the Parent Disclosure Schedule, and subject to any Legal Requirement applicable to the Micromet Parties, during the Pre-Closing Period, Parent and Micromet agree that none of the Micromet Parties shall, without the prior written consent of CancerVax:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (other than the Micromet Recapitalization);

(ii) sell, issue, grant or authorize the sale, issuance or grant of: (A) any capital stock or other security; (B) any option, call, warrant or right to acquire any capital stock or other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security, or (D) reserve for issuance any additional grants, and or shares under the Parent Stock Option Plan, except that (x) Parent and Micromet may grant to their employees in the Ordinary Course of Business stock options to acquire up to 366,472 shares of Parent Common Stock; provided, that in connection with the grant of such options Parent or Micromet shall have received all necessary consents to the transactions contemplated by this Agreement from the recipient of such options, and (y) Parent and Micromet may issue shares of Parent Common Stock or Micromet Common Stock, as applicable, upon the valid exercise of stock options outstanding as of the date of this Agreement and stock options granted after the date of this Agreement pursuant to foregoing clause (x);

(iii) amend or waive any of its rights under, or permit the acceleration of the vesting under, any provision of: (A) the Parent Stock Option Plan; (B) any Parent Option or any agreement evidencing or relating to any outstanding stock option or warrant; (C) any restricted stock purchase agreement; or (D) any other Contract evidencing or relating to any equity award (whether payable in cash or stock);

(iv) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction (other than the Micromet Recapitalization);

(v) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(vi) make any capital expenditure in excess of $250,000;

(vii) other than in the Ordinary Course of Business consistent with past practices, enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any material Contract, or agree to amend or terminate any material Contract;

(viii) acquire, lease or license any right or other asset from any other Person or sell encumber, convey, assign, or otherwise dispose of or transfer of, or lease or license or sublicense, any right or other asset or interest therein to any other Person (except in each case for assets (that are not material individually or in the aggregate) acquired, leased, licensed or disposed of by any of the Micromet Parties in the Ordinary Course of Business and consistent with past practices), or waive or relinquish any material right;

(ix) other than in the Ordinary Course of Business consistent with past practices, write off as uncollectible, or establish any extraordinary reserve with respect to, any receivable or other indebtedness;

(x) make any pledge of any of its assets or permit any of its assets to become subject to any Encumbrances, except for pledges of or Encumbrances with respect to immaterial assets made in the Ordinary Course of Business consistent with past practices;

(xi) lend money to any Person, or incur or guarantee any indebtedness or issue or sell any debt securities or options, warrants, calls or other similar rights to acquire any debt securities of Parent or Micromet;

(xii) establish, adopt, enter into or amend any Parent Employee Plan or any employee stock purchase or employee stock option plan, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to any of its directors or any of its officers or other employees except as required by law;

(xiii) hire or terminate any Key Employee;

(xiv) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of non-material amounts in the Ordinary Course of Business;

(xv) change any of its personnel policies or other business policies, or any of its methods of accounting or accounting practices in any material respect;

(xvi) make any Tax election, adopt or change any accounting methods, principles or practice, file any material amendment to any Tax Return, enter into any tax allocation agreement, tax sharing agreement, tax indemnity agreement or closing agreement relating to any material Tax, surrender any right to claim a material Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(xvii) commence or settle any Legal Proceeding in a manner that would be reasonably expected to result in a Parent Material Adverse Effect;

(xviii) enter into any material transaction outside the Ordinary Course of Business; or

(xix) agree or commit to take any of the actions described in clauses “(i)” through “(xviii)” of this Section 4.3(b).

(c) During the Pre-Closing Period, Parent shall promptly notify CancerVax in writing, by delivery of an updated Parent Disclosure Schedule, of: (i) the discovery by the Micromet Parties of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by the Micromet Parties in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by the Micromet Parties in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of the Micromet Parties; and (iv) any event, condition, fact or circumstance that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 or 8 impossible or materially less likely. Without limiting the generality of the foregoing, Parent shall promptly advise CancerVax in writing of any Legal Proceeding or material claim threatened, commenced or asserted against or with respect to, or otherwise affecting, the Micromet Parties or (to the Knowledge of Micromet or Parent) any director, officer or Key Employee of the Micromet Parties. No notification given to CancerVax pursuant to this Section 4.3(c) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Micromet Parties contained in this Agreement or the Parent Disclosure Schedule for purposes of Section 7.1.

4.4  No Solicitation.

(a) Each Party agrees that neither it nor any of its Subsidiaries shall, nor shall it nor any of its Subsidiaries authorize or permit any of the officers, directors, investment bankers, attorneys or accountants retained by it or any of its Subsidiaries to, and that it shall use commercially reasonable efforts to cause its and its Subsidiaries’ non-officer employees and other agents not to (and shall not authorize any of them to) directly or indirectly: (i) solicit, initiate, encourage, induce or knowingly facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal; or (v) execute or enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; provided, however, that, notwithstanding anything contained in this Section 4.4(a), prior to the adoption and approval of this Agreement by the Required Parent Stockholder Vote or the Required CancerVax Stockholder Vote, as applicable, each Party may furnish nonpublic information regarding such Party to, and enter into discussions or negotiations with, any Person in response to a Superior Offer that is submitted to such Party by such Person (and not withdrawn) if: (A) neither such Party nor any Representative of such Party shall have breached this Section 4.4; (B) the board of directors of such Party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of the fiduciary duties of the board of directors of such Party under applicable Legal Requirements; (C) at least two Business Days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person; (D) such Party receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire provisions and “standstill” provisions) at least as favorable to such Party as those contained in the Confidentiality Agreement; and (E) at least two Business Days prior to furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Party (to the extent such nonpublic information has not been previously furnished by such Party to the other Party). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party (whether or not such Representative is purporting to act on behalf of such Party) takes any action that, if taken by such Party, would constitute a breach of this Section 4.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.4 by such Party for purposes of this Agreement.

(b) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than 24 hours after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party fully informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any modification or proposed modification thereto.

(c) Each Party shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement.

(d) Each Party shall not release or permit the release of any Person from, or waive or permit the waiver of any provision of or right under, any confidentiality, non-solicitation, no hire, “standstill” or similar agreement (whether entered into prior to or after the date of this Agreement) to which such Party is a party or under which such Party has any rights, and shall enforce or cause to be enforced each such agreement to the extent requested by the other Party. Each Party shall promptly request each Person that has executed a confidentiality or similar agreement in connection with its consideration of a possible Acquisition Transaction or equity investment to return to such Party all confidential information heretofore furnished to such Person by or on behalf of such Party.

Section 5.  Additional Agreements of the Parties

5.1  Registration Statement; Joint Proxy Statement/Prospectus.

(a) As promptly as practicable after the date of this Agreement, the Parties shall prepare and cause to be filed with the SEC the Joint Proxy Statement/Prospectus and CancerVax shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Joint Proxy Statement/Prospectus will be included as a prospectus. Each of the Parties shall use commercially reasonable efforts to cause the Form S-4 Registration Statement and the Joint Proxy Statement/Prospectus to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the Joint Proxy Statement/Prospectus to be mailed to Parent’s and CancerVax’s stockholders as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s subsidiaries and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If any event relating to any of the Micromet Parties occurs, or if Micromet becomes aware of any information, that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus, then Micromet shall promptly inform CancerVax thereof and shall cooperate with CancerVax in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the stockholders of Parent.

(b) Prior to the Effective Time, CancerVax shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the CancerVax Common Stock to be issued in the Merger will (to the extent required) be registered or qualified or exempt from registration or qualification under the securities law of every jurisdiction of the United States in which any registered holder of Parent Common Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote at the Parent Stockholders’ Meeting; provided, however, that CancerVax shall not be required: (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified; or (ii) to file a general consent to service of process in any jurisdiction.

5.2  Parent Stockholders’ Meeting; Micromet Recapitalization.

(a) Parent shall take all action necessary under all applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Parent Common Stock to vote on the adoption and approval of this Agreement (the “Parent Stockholders’ Meeting”). The Parent Stockholders’ Meeting shall be held as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Parent shall ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements.

(b) Parent and Micromet agree that, subject to Section 5.2(c): (i) Parent’s board of directors shall recommend that Parent’s stockholders vote to adopt and approve this Agreement and the Merger and shall use commercially reasonable efforts to solicit such approval, (ii) the Joint Proxy Statement/Prospectus shall include a statement to the effect that the board of directors of Parent recommends that Parent’s stockholders vote to adopt and approve this Agreement at the Parent Stockholders’ Meeting (the recommendation of Parent’s board of directors that Parent’s stockholders vote to adopt and approve this Agreement being referred to as the “Parent Board Recommendation”); and (iii) the Parent Board Recommendation shall not be withdrawn or modified in a manner adverse to CancerVax, and no resolution by the board of directors of Parent or any committee thereof to withdraw or modify the Parent Board Recommendation in a manner adverse to CancerVax shall be adopted or proposed.

(c) Notwithstanding anything to the contrary contained in Section 5.2(b), at any time prior to the approval of this Agreement by the Required Parent Stockholder Vote, Parent’s board of directors may withhold, amend, withdraw or modify the Parent Board Recommendation in a manner adverse to CancerVax if, but only if: (i) an unsolicited, bona fide written offer has been made that it believes in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, is a Superior Offer and such offer is not withdrawn; (ii) such unsolicited, bona fide written offer was not obtained or made as a direct or indirect result of a breach of this Agreement; (iii) Parent’s board of directors determined in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to withdraw, withhold, amend, or modify such recommendation is reasonably likely to result in a breach of its fiduciary duties under applicable Legal Requirements; and (iv) the Parent Board Recommendation is not withdrawn, withheld, amend or modified in a manner adverse to CancerVax at any time within three Business Days after CancerVax receives written notice from Parent confirming that Parent’s board of directors has determined to change its recommendation.

(d) Parent’s obligation to call, give notice of and hold the Parent Stockholders’ Meeting in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal or modification of the Parent Board Recommendation.

(e) Micromet and Parent shall take all necessary action to effectuate the Micromet Recapitalization prior to the Closing Date.

5.3  CancerVax Stockholders’ Meeting.

(a) CancerVax shall take all action necessary under applicable legal requirements to call, give notice of and hold a meeting of the holders of CancerVax Common Stock to vote on the issuance of CancerVax Common Stock in the Merger, the Charter Amendment, the Change of Control, the Reverse Split (such meeting, the “CancerVax Stockholders’ Meeting”). The CancerVax Stockholders’ Meeting shall be held as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. CancerVax shall ensure that all proxies solicited in connection with the CancerVax Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements.

(b) Subject to Section 5.3(c): (i) CancerVax’s board of directors shall recommend that the holders of CancerVax Common Stock vote to approve the issuance of CancerVax Common Stock in the Merger, the Charter Amendment, the Change of Control, the Reverse Split, and such other matters contemplated by this Agreement, and shall use commercially reasonable efforts to solicit such approval, (ii) the Joint Proxy Statement/Prospectus shall include a statement to the effect that the board of directors of CancerVax recommends that CancerVax’s stockholders vote to approve the issuance of CancerVax Common Stock in the Merger, the Charter Amendment, the Change of Control, the Reverse Split, and such other matters contemplated by this Agreement (the recommendation of CancerVax’s board of directors that CancerVax’s stockholders vote to approve the issuance of CancerVax Common Stock in the Merger, the Charter Amendment, the Change of Control, the Reverse Split, and such other matters contemplated by this Agreement being referred to as the “CancerVax Board Recommendation”); and (iii) the CancerVax Board Recommendation shall not be withdrawn or modified in a manner adverse to Parent or Micromet, and no resolution by the board of directors of CancerVax or any committee thereof to withdraw or modify the CancerVax Board Recommendation in a manner adverse to Parent or Micromet shall be adopted or proposed.

(c) Notwithstanding anything to the contrary contained in Section 5.3(b), at any time prior to the approval of the issuance of CancerVax Common Stock in the Merger by the stockholders of CancerVax by the Required CancerVax Stockholder Vote, CancerVax’s board of directors may withhold, amend, withdraw or modify the CancerVax Board Recommendation in a manner adverse to Parent if, but only if: (i) an unsolicited, bona fide written offer has been made that it believes in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, is a Superior Offer and such offer is not withdrawn; (ii) such unsolicited, bona fide, written offer was not obtained or made as a direct or indirect result of a breach of this Agreement; (iii) CancerVax’s board of directors determines in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation is reasonably likely to result in a breach of its fiduciary duties under applicable Legal Requirements; and (iv) the CancerVax Board Recommendation is not withdrawn or modified in a manner adverse to Parent at any time within three Business Days after Parent receives written notice from CancerVax confirming that CancerVax’s board of directors has determined to change its recommendation.

(d) CancerVax’s obligation to call, give notice of and hold the CancerVax Stockholders’ Meeting in accordance with Section 5.3(a) shall not be limited or otherwise affected by any withdrawal or modification of the CancerVax Board Recommendation.

5.4  Regulatory Approvals.  Each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Merger and the other Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Parties shall, promptly after the date of this Agreement, prepare and file, if any, (a) the notification and report any forms required to be filed under the HSR Act and (b) any notification or other document required to be filed in connection with the Merger under any applicable foreign Legal Requirement relating to antitrust or competition matters. Parent, Micromet and CancerVax shall as promptly as practicable to respond in compliance with: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation; and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Body in connection with antitrust or competition matters.

5.5  Stock Options.

(a) Subject to Section 5.5(c), at the Effective Time, each Parent Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall be converted into and become an option to purchase CancerVax Common Stock, and CancerVax shall assume each such Parent Option in accordance with the terms (as in effect as of the date of this Agreement) of the stock option plan, if any, under which such Parent Option was issued and the terms of the stock option agreement by which such Parent Option is evidenced. All rights with respect to Parent Common Stock under Parent Options assumed by CancerVax shall thereupon be converted into rights with respect to CancerVax Common Stock. Accordingly, from and after the Effective Time: (i) each Parent Option assumed by CancerVax may be exercised solely for shares of CancerVax Common Stock; (ii) the number of shares of CancerVax Common Stock subject to each Parent Option assumed by CancerVax shall be determined by multiplying (A) the number of shares of Parent Common Stock that were subject to such Parent Option immediately prior to the Effective Time by (B) the Conversion Factor, and rounding the resulting number down to the nearest whole number of shares of CancerVax Common Stock; (iii) the per share exercise price for the CancerVax Common Stock issuable upon exercise of each Parent Option assumed by CancerVax shall be determined by dividing the effective per share exercise price of Parent Common Stock subject to such Parent Option, as in effect immediately prior to the Effective Time, by the Conversion Factor, and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Parent Option assumed by CancerVax shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Parent Option shall otherwise remain unchanged; provided, however, that: (A) each Parent Option assumed by CancerVax in accordance with this Section 5.5(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to CancerVax Common Stock subsequent to the Effective Time; and (B) CancerVax’s board of directors or a committee thereof shall succeed to the authority and responsibility of Micromet’s and Parent’s board of directors or any committee thereof with respect to each Parent Option assumed by CancerVax.

(b) CancerVax shall file with the SEC, no later than 60 days after the Effective Time, a registration statement on Form S-8, if available for use by CancerVax, relating to the shares of CancerVax Common Stock issuable with respect to Parent Options assumed by CancerVax in accordance with Section 5.5(a).

(c) At the Effective Time, CancerVax shall assume Parent Options within the Amended and Restated 2003 Equity Incentive Award Plan, provided that in the event that there are not sufficient shares reserved under such plan at the Effective Time, then CancerVax shall assume the Parent Stock Option Plan. In such event, under such Parent Stock Option Plan, CancerVax shall be entitled to grant stock awards, to the extent permissible under applicable Legal Requirements, using the share reserves of such Parent Stock Option Plan as of the Effective Time (including any shares returned to such share reserves as a result of the termination of Parent Options that are assumed by CancerVax pursuant to Section 5.5(a)), except that: (i) stock covered by such awards shall be shares of CancerVax Common Stock; (ii) each reference in such Parent Stock Option Plan to a number of shares of Parent Common Stock shall be deemed amended to refer instead to a number of shares of CancerVax Common Stock determined by multiplying the number of shares of Parent Common Stock issuable in the Micromet Recapitalization for the referenced shares of Parent Common Stock by the Conversion Factor, and rounding the resulting number down to the nearest whole number of shares of CancerVax Common Stock; and (iii) CancerVax’s board of directors or a committee thereof shall succeed to the authority and responsibility of Micromet’s and Parent’s board of directors or any committee thereof with respect to the administration of such Parent Stock Option Plan.

(d) Prior to the Effective Time, Parent and Micromet shall take all actions that may be necessary (under the Parent Stock Option Plan and otherwise) to effectuate the provisions of this Section 5.5 and to ensure that, from and after the Effective Time, holders of Parent Options have no rights with respect thereto other than those specifically provided in this Section 5.5.

5.6  Employee Benefits.  CancerVax and Micromet shall cause CancerVax to comply with terms of any employment, severance, retention, change of control, or similar agreement set forth on Part 3.9 of the CancerVax Disclosure Schedule, as of the date of this Agreement, subject to the provisions of such agreements. CancerVax and Micromet shall cause CancerVax and each of its subsidiaries, for the period commencing at the Effective Time and ending twelve months thereafter, to maintain for CancerVax Associates in the aggregate, medical, dental insurance and similar benefits (other than equity-based benefits and compensation) that are substantially the same as such benefits (other than equity-based benefits and compensation) maintained for and provided to such CancerVax Associates immediately before the Effective Time. Nothing set forth herein shall be construed to create a right in any employee to employment with CancerVax or any other Subsidiary of CancerVax.

5.7  Indemnification of Officers and Directors.

(a) All rights to indemnification by Parent and Micromet existing in favor of each individual who is an officer or director of Parent, Micromet or CancerVax of the date of this Agreement (each such individual, an “Indemnified Person”) for his acts and omissions as a director or officer of Parent or Micromet occurring prior to the Effective Time, as provided in Parent’s, Micromet’s or CancerVax’s bylaws (as in effect as of the date of this Agreement) and as provided in any Indemnification Contract between Parent, Micromet or CancerVax and such Indemnified Person (as in effect as of the date of this Agreement) in the form disclosed by Micromet or CancerVax to the other Party prior to the date of this Agreement, shall survive the Merger and shall continue in full force and effect (to the fullest extent such rights to indemnification are available under and are consistent with applicable law) for a period of six years from the date on which the Merger becomes effective.

(b) From the Effective Time until the sixth anniversary of the date on which the Merger becomes effective, CancerVax shall maintain in effect, for the benefit of the Indemnified Persons with respect to their acts and omissions as directors and officers of Parent, Micromet or CancerVax occurring prior to the Effective Time, the Existing D&O Policies or an insurance and indemnification policy that is no less favorable than the Existing D&O Policies; provided, however, that CancerVax shall not be required to pay an annual premium for such D&O insurance with respect to the Indemnified Persons in excess of 200% of the last annual premium paid by CancerVax for the Existing D&O Policies prior to the date of this Agreement.

5.8  Additional Agreements.

(a) Subject to Section 5.8(b), the Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Merger and make effective the other Contemplated Transactions. Without limiting the generality of the foregoing, but subject to Section 5.8(b), each Party to this Agreement: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Merger and the other Contemplated Transactions; (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such Party in connection with the Merger or any of the other Contemplated Transactions or for such Contract to remain in full force and effect, (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Merger or any of the other Contemplated Transactions, (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement. Each Party shall provide to the other Party a copy of each proposed filing with or other submission to any Governmental Body relating to any of the Contemplated Transactions, and shall give the other Party a reasonable time prior to making such filing or other submission in which to review and comment on such proposed filing or other submission. Each Party shall promptly deliver to the other Party a copy of each such filing or other submission made, each notice given and each Consent obtained by such Party during the Pre-Closing Period.

(b) Notwithstanding anything to the contrary contained in this Agreement, no Party shall have any obligation under this Agreement: (i) to dispose of or transfer or cause any of its Subsidiaries to dispose of or transfer any assets; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available to any Person any intellectual property; (iv) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date); (v) to make or cause any of its Subsidiaries to make any commitment (to any Governmental Body or otherwise) regarding its future operations; or (vi) to contest any Legal Proceeding or any order, writ, injunction or decree relating to the Merger or any of the other Contemplated Transactions if such Party determines in good faith that contesting such Legal Proceeding or order, writ, injunction or decree might not be advisable.

5.9  Disclosure.  Without limiting any of either Party’s obligations under the Confidentiality Agreement, each Party shall not, and shall not permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Merger or any of the other Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Legal Requirements and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure.

5.10  Affiliate Agreements.  Micromet shall use commercially reasonable efforts to cause each Person identified in Part 2.16 of the Parent Disclosure Schedule and each other Person who is or becomes (or may be deemed to be) an “affiliate” (as that term is used in Rule 145 under the Securities Act) of Micromet or Parent to execute and deliver to CancerVax, prior to the date of the mailing of the Joint Proxy Statement/Prospectus to Parent’s stockholders, an Affiliate Agreement in the form of Exhibit D. Parent shall not register, or allow its transfer agent to register, on its books any transfer of any shares of Parent Common Stock of any “affiliate” of Micromet or Parent who has not provided a signed Affiliate Agreement in accordance with this Section 5.10.

5.11  Listing.  CancerVax shall use its reasonable best efforts to maintain its existing listing on the NASDAQ National Market and to cause the shares of CancerVax Common Stock being issued in the Merger to be approved for listing (subject to notice of issuance) on the NASDAQ National Market at or prior to the Effective Time.

5.12  Directors and Officers.  Each Party shall use commercially reasonable efforts to obtain and deliver to the other Party at or prior to the Effective Time the resignation of each officer and director of such Party who is not continuing as an officer or director of CancerVax. The directors who remain on the Board of Directors of CancerVax at the Effective Time, who the Parties intend shall be David Hale (who shall serve as Chairman), Phillip Schneider, Michael Carter and Barclay Phillips, shall elect, to be effective as of the Effective Time, Christian Itin, Jerry Benjamin, Otello Stampacchia, John Berriman and an additional member to be identified by Micromet prior to the

Closing (the “Additional Director”), each to serve as members of the Board of Directors of CancerVax in classes to be agreed upon by the Parties prior to the Closing Date, and the Board of Directors of CancerVax shall cause such directors to be nominated at the next annual meeting of stockholders of CancerVax. The Board of Directors of CancerVax shall appoint each of the individuals set forth on Schedule 5.12 as officers of CancerVax, effective as of the Effective Time.

5.13  Resale Registration Statement.  As soon as practicable and in any event within 45 days after the Effective Time, CancerVax shall file with the SEC, and thereafter use its commercially reasonable efforts to have declared effective as soon as practicable, a “shelf” registration statement on Form S-3 (or if CancerVax is not eligible to use Form S-3, any other form that CancerVax is eligible to use) (a “Shelf Registration Statement”) pursuant to Rule 415 promulgated under the Securities Act covering the resale by former affiliates of Parent or Micromet (including any former affiliates of Parent or Micromet who may following the Effective Time be current affiliates of CancerVax) of shares of CancerVax Common Stock issued pursuant to this Agreement as merger consideration (the “Registrable Merger Shares”). In its discretion, CancerVax will be permitted to register any other shares for resale by other eligible selling stockholders using the Shelf Registration Statement. CancerVax shall use commercially reasonable efforts to keep the Shelf Registration Statement continuously effective and usable for the resale of the Registrable Merger Shares covered thereby for a period commencing on the date on which the SEC declares such Shelf Registration Statement effective and ending on the earlier of (x) the date upon which all of the Registrable Merger Shares first become eligible for resale pursuant to Rule 145 under the Securities Act without restriction or (y) the first date upon which all of the Registrable Merger Shares covered by such Shelf Registration Statement have been sold pursuant to such Shelf Registration Statement.

5.14  Tax Matters.

(a) CancerVax, Merger Sub, Micromet and Parent each agree to use their respective commercially reasonable efforts to cause the Merger to qualify, and will not take any actions which to their knowledge could reasonably be expected to prevent the Merger from qualifying, as a “reorganization” under Section 368(a) of the Code.

(b) This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan or reorganization” within the meaning Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). CancerVax, Merger Sub, Micromet and Parent shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c) The parties hereto shall cooperate and use their commercially reasonable efforts in order for Parent to obtain the opinion of Cooley Godward LLP to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code (the “Cooley Opinion”). In connection therewith, CancerVax, Merger Sub, Micromet and Parent shall, as of the Effective Time, execute and deliver to Cooley Godward LLP tax representation letters that are in substance satisfactory to each such party, in customary form and reasonably requested by Cooley Godward LLP, it being understood that in rendering the Cooley Opinion Cooley Godward LLP may rely on such tax representation letters.

(d) Parent shall use commercially reasonable efforts to cause Cooley Godward LLP to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act.

5.15  Financial Statements.  Parent shall use commercially reasonable efforts to cause the completion and delivery to CancerVax of Micromet’s audited consolidated balance sheet at December 31, 2004 and the related consolidated statements of income, cash flow and shareholders’ equity for the year ended December 31, 2004.

Section 6.  Conditions Precedent to Obligations of Each Party

The obligations of each Party to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1  Effectiveness of Registration Statement.  The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 Registration Statement.

6.2  No Restraints.  No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any Legal Requirement which has the effect of making the consummation of the Merger illegal.

6.3  Stockholder Approval.  This Agreement shall have been duly adopted and approved by the Required Parent Stockholder Vote, and the issuance of the CancerVax Common Stock in the Merger, the Charter Amendment, the Change of Control and the Reverse Split shall have been duly approved by the Required CancerVax Stockholder Vote.

6.4  Listing.  The existing shares of CancerVax Common Stock shall have been continually listed on the NASDAQ National Market as of and from the date of this Agreement through the Closing Date, and the shares of CancerVax Common Stock to be issued in the Merger shall be approved for listing (subject to official notice of issuance) on the NASDAQ National Market as of the Effective Time.

6.5  Regulatory Matters.  Any waiting period applicable to the consummation of the Merger under the HSR Act or any material applicable foreign antitrust requirements reasonably determined to apply prior to the Closing to the Merger shall have expired or been terminated, and there shall not be in effect any voluntary agreement between CancerVax, Merger Sub, Parent or Micromet and the Federal Trade Commission, the Department of Justice or any foreign Governmental Body pursuant to which such Party has agreed not to consummate the Merger for any period of time; provided, that neither Parent or Micromet, on the one hand, nor CancerVax on the other hand, shall enter into any such voluntary agreement without the written consent of the other Party.

6.6  No Governmental Proceedings Relating to Contemplated Transactions or Right to Operate Business.  There shall not be any Legal Proceeding pending, or overtly threatened in writing by an official of a Governmental Body in which such Governmental Body indicates that it intends to conduct any Legal Proceeding or taking any other action: (a) challenging or seeking to restrain or prohibit the consummation of the Merger; (b) relating to the Merger and seeking to obtain from CancerVax, Merger Sub or any of the Micromet Parties, any damages or other relief that may be material to CancerVax or the Micromet Parties; (c) seeking to prohibit or limit in any material and adverse respect a Party’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of CancerVax; (d) that could materially and adversely affect the right or ability of CancerVax or any of the Micromet Parties to own the assets or operate the business of CancerVax or any of the Micromet Parties; or (e) seeking to compel any of the Micromet Parties, CancerVax or any Subsidiary of CancerVax to dispose of or hold separate any material assets as a result of the Merger.

Section 7.	Additional Conditions Precedent to Obligations of CancerVax and Merger Sub

The obligations of CancerVax and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by CancerVax, at or prior to the Closing, of each of the following conditions:

7.1  Accuracy of Representations.  The representations and warranties of Parent and Micromet contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Parent Material Adverse Effect, or (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (A), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Parent Material Adverse Effect” qualifications and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

7.2  Performance of Covenants.  Each of the covenants and obligations in this Agreement that Parent or Micromet is required to comply with or to perform at or prior to the Closing shall have been complied with and performed by Parent or Micromet in all material respects.

7.3  Consents.

(a) All of the Consents set forth on Part 7.3(a) of the Parent Disclosure Schedule shall have been obtained and shall be in full force and effect.

(b) Any Governmental Authorization or other Consent required to be obtained by the Micromet Parties under any applicable antitrust or competition law or regulation or other Legal Requirement shall have been obtained and shall remain in full force and effect.

7.4  Agreements and Other Documents.  CancerVax shall have received the following agreements and other documents, each of which shall be in full force and effect:

(a) Affiliate Agreements in the form of Exhibit D, executed by each Person who could reasonably be deemed to be an “affiliate” (as that term is used in Rule 145 under the Securities Act) of Parent or Micromet;

(b) a certificate executed by the Chief Executive Officer and Chief Financial Officer of Parent and Micromet confirming that the conditions set forth in Sections 7.1, 7.2, 7.3, and 7.5 have been duly satisfied; and

(c) certificates of good standing (or equivalent documentation) of Parent and Micromet in their respective jurisdictions of organization and the various foreign jurisdictions in which they are qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of resolutions of their boards of directors of Parent and the Supervisory Board of Micromet authorizing the execution of this Agreement and the consummation of the Contemplated Transactions to be performed by Parent and Micromet hereunder.

7.5  No Other Proceedings.  There shall not be pending any Legal Proceeding in which, in the reasonable judgment of CancerVax, there is a reasonable possibility of an outcome that is adverse to CancerVax or any of the Micromet Parties: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other Contemplated Transactions; (b) relating to the Merger or any of the other Contemplated Transactions and seeking to obtain from CancerVax or any of the Micromet Parties, any damages or other relief that may be material to CancerVax or the Micromet Parties; (c) seeking to prohibit or limit in any material respect CancerVax’s stockholders’ ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of CancerVax; (d) that could materially and adversely affect the right or ability of CancerVax or any of the Micromet Parties to own the assets or operate the business of any of the Micromet Parties; or (e) seeking to compel any of the Micromet Parties, CancerVax or any Subsidiary of CancerVax to dispose of or hold separate any material assets as a result of the Merger or any of the Contemplated Transactions.

7.6  Micromet Recapitalization.  Parent and Micromet shall have consummated the Micromet Recapitalization.

7.7  Clinical Hold.  Neither of the Micromet Clinical Programs shall be subject to a Clinical Hold Order by the FDA or EMEA, which Clinical Hold Order continues in effect as of the Closing Date.

7.8  FIRPTA Certificate.  CancerVax shall have received from Parent a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h) and in form and substance reasonably acceptable to CancerVax along with written authorization for CancerVax to deliver such notice form to the Internal Revenue Service on behalf of Parent upon the closing of the Merger.

Section 8.  Additional Conditions Precedent to Obligation of Parent

The obligations of Parent to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written wavier by Parent, at or prior to the Closing, of each of the following conditions:

8.1  Accuracy of Representations.  The representations and warranties of CancerVax and Merger Sub contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a CancerVax Material Adverse Effect, or (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (A), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “CancerVax Material Adverse Effect” qualifications and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the CancerVax Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2  Performance of Covenants.  All of the covenants and obligations in this Agreement that CancerVax or Merger Sub is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

8.3  Consents.  All the Consents set forth on Part 8.3 of the CancerVax Disclosure Schedule shall have been obtained and shall be in full force and effect.

8.4  Documents.  Parent shall have received the following documents:

(a) the Cooley Opinion dated as of the Closing Date and addressed to Parent;

(b) a certificate executed by the Chief Executive Officer and Chief Financial Officer of CancerVax confirming that the conditions set forth in Sections 8.1, 8.2, 8.3, 8.5, 8.7 and 8.8 have been duly satisfied; and

(c) certificates of good standing of each of CancerVax and Merger Sub in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of resolutions of its board of directors authorizing the execution of this Agreement and the consummation of the Contemplated Transactions to be performed by CancerVax and Merger Sub hereunder.

(d) written resignations in forms satisfactory to Parent, dated as of the Closing Date and effective as of the Closing, executed by the officers and directors of CancerVax who are not to continue as officers or directors of the Surviving Corporation pursuant to Section 5.12 hereof.

8.5  No Other Proceedings.  There shall not be pending any Legal Proceeding in which, in the reasonable judgment of Parent, there is a reasonable possibility of an outcome that is adverse to CancerVax or any of the Micromet Parties: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other Contemplated Transactions; (b) relating to the Merger or any of the Contemplated Transactions and seeking to obtain from CancerVax or any of the Micromet Parties, any damages or other relief that may be material to CancerVax or the Micromet Parties; (c) seeking to prohibit or limit in any material respect Parent’s stockholders’ ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of CancerVax; (d) that could materially and adversely affect the right or ability of CancerVax or any of the Micromet Parties to own the assets or operate the business of CancerVax or any of the Micromet Parties; or (e) seeking to compel any of the Micromet Parties, CancerVax or any Subsidiary of CancerVax to dispose of or hold separate any material assets as a result of the Merger or any of the Contemplated Transactions.

8.6  Sarbanes-Oxley Certifications.  Neither the principal executive officer nor the principal financial officer of CancerVax shall have failed to provide, with respect to any CancerVax SEC Document filed (or required to be filed) with the SEC on or after the date of this Agreement, any necessary certification in the form required under Rule 13a-14 under the Exchange Act and 18 U.S.C. §1350.

8.7  CancerVax Closing Capital.  The CancerVax Closing Capital shall be no less than the Minimum Cash Value.

8.8  Board of Directors.  CancerVax shall have caused the Board of Directors of CancerVax to be constituted as set forth in Section 5.12 of this Agreement.

8.9  Officers.  Each of the current officers of CancerVax who is not listed on Schedule 5.12 shall have delivered to CancerVax their written resignations as officers of CancerVax and each of the individuals on Schedule 5.12 shall have been appointed officers of CancerVax and shall serve in such capacity effective as of the Effective Time.

8.10  Rights Agreement.  CancerVax shall have caused the Rights Agreement to be amended in order to exclude Parent, Micromet and their stockholders from the definition of an “Acquiring Person” thereunder.

8.11  Repayment of Silicon Valley Bank Indebtedness; Release of Liens.  All outstanding amounts owed to Silicon Valley Bank pursuant to that certain Loan and Security Agreement dated as of December 23, 2004 (the “SVB Line”) shall have been paid in full and Silicon Valley Bank shall have released all of its security interests in the assets of CancerVax, or the SVB Line shall have been renegotiated on terms acceptable to Parent in its reasonable discretion.

Section 9.  Termination

9.1  Termination.  This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by Parent’s stockholders and whether before or after approval of the issuance of CancerVax Common Stock in the Merger by CancerVax’s stockholders):

(a) by mutual written consent duly authorized by the Boards of Directors of CancerVax and Parent;

(b) by either CancerVax or Parent if the Merger shall not have been consummated by June 30, 2006; provided, however; that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either CancerVax or Parent if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d) by either CancerVax or Parent if (i) the Parent Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on a proposal to adopt this Agreement, and (ii) this Agreement shall not have been adopted at the Parent Stockholders’ Meeting (and shall not have been adopted at any adjournment or postponement thereof) by the Required Parent Stockholder Vote; provided, however, that (A) the right to terminate this Agreement under this Section 9.1(d) shall not be available to Parent where the failure to obtain the Required Parent Stockholder Vote shall have been caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach by Parent of this Agreement; and (B) Parent shall not be permitted to terminate this Agreement pursuant to this Section 9.1(d) unless Parent or Micromet shall have paid to CancerVax any fee that is required to be paid to CancerVax under the circumstances set forth in Section 9.3(b).

(e) by either CancerVax or Parent if (i) the CancerVax Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and CancerVax’s stockholders shall have taken a final vote on the issuance of shares of CancerVax Common Stock in the Merger, and (ii) any of the Merger, the issuance of CancerVax Common Stock in the Merger, the Charter Amendment, the Change of Control or the Reverse Split shall not have been approved at the CancerVax

Stockholders’ Meeting (and shall not have been approved at any adjournment or postponement thereof) by the Required CancerVax Stockholder Vote; provided, however, that (A) the right to terminate this Agreement under this Section 9.1(e) shall not be available to CancerVax where the failure to obtain the Required CancerVax Stockholder Vote shall have been caused by the action or failure to act of CancerVax and such action or failure to act constitutes a material breach by CancerVax of this Agreement; and (B) CancerVax shall not be permitted to terminate this Agreement pursuant to this Section 9.1(e) unless CancerVax shall have paid to Parent any fee that is required to be paid to CancerVax under the circumstances set forth in Section 9.3(b).

(f) by Parent (at any time prior to the approval of the issuance of CancerVax Common Stock in the Merger by the Required CancerVax Stockholder Vote) if a CancerVax Triggering Event shall have occurred;

(g) by CancerVax (at any time prior to the approval of the Merger by the Required Parent Stockholder Vote) if a Parent Triggering Event shall have occurred;

(h) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of CancerVax or Merger Sub set forth in this Agreement, or if any representation or warranty of CancerVax or Merger Sub shall have become inaccurate, in either case such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided that if such inaccuracy in CancerVax’s or Merger Sub’s representations and warranties or breach by CancerVax or Merger Sub is curable by CancerVax or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from CancerVax or Merger Sub to Parent of such breach or inaccuracy and (ii) CancerVax or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this paragraph 9.1(h) as a result of such particular breach or inaccuracy if such breach by CancerVax or Merger Sub is cured prior to such termination becoming effective); and

(i) by CancerVax, upon a breach of any representation, warranty, covenant or agreement on the part of Parent or Micromet set forth in this Agreement, or if any representation or warranty of Parent or Micromet shall have become inaccurate, in either case such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided that if such inaccuracy in Parent’s or Micromet’s representations and warranties or breach by Parent or Micromet is curable by Parent or Micromet, then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from Parent or Micromet to CancerVax of such breach or inaccuracy and (ii) Parent or Micromet ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this paragraph 9.1(i) as a result of such particular breach or inaccuracy if such breach by Parent or Micromet is cured prior to such termination becoming effective); and

(j) by CancerVax, in the event that Micromet has not delivered to CancerVax on or before January 27, 2006 executed Parent Stockholder Voting Agreements representing at least 55% of the Preference Shares Series (B new), including any executed Parent Stockholder Voting Agreements delivered on or prior to the date hereof.

9.2  Effect of Termination.  In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 9.2, Section 9.3, and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any Party from any liability for any material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3  Expenses; Termination Fees.

(a) Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, however, that CancerVax and Parent shall share equally all fees and expenses, other than attorneys’ and accountants’ fees and expenses, incurred in relation to the printing and filing with the SEC of the Form S-4 Registration Statement (including any financial statements and exhibits) and the Joint Proxy Statement/Prospectus (including any preliminary materials related thereto) and any amendments or supplements thereto.

(b) (i) If this Agreement is terminated (A) by CancerVax or Parent pursuant to Section 9.1(e) and at any time before the CancerVax Stockholders’ Meeting an Acquisition Proposal with respect to CancerVax shall have been publicly announced, disclosed or otherwise communicated to CancerVax’s board of directors or (B) by Parent pursuant to Section 9.1(f), in either case, without duplication, CancerVax shall pay to Parent, within five Business Days after termination, a nonrefundable fee in an amount equal to $2,000,000.

(ii) If this Agreement is terminated (A) by CancerVax or Parent (i) pursuant to Section 9.1(d) and at any time before the Parent Stockholders’ Meeting an Acquisition Proposal with respect to Parent or Micromet shall have been publicly announced, disclosed or otherwise communicated to Parent’s board of directors or (B) by CancerVax pursuant to Section 9.1(g), in either case, without duplication, Parent shall pay to CancerVax, within five Business Days after termination, a nonrefundable fee in an amount equal to $2,000,000.

(c) If either Party fails to pay when due any amount payable by such Party under Section 9.3(b), then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

Section 10.  Miscellaneous Provisions

10.1  Non-Survival of Representations and Warranties.  The representations and warranties of Parent, Merger Sub, Micromet and CancerVax contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.

10.2  Amendment.  This Agreement may be amended with the approval of the respective boards of directors of Parent and CancerVax at any time (whether before or after the adoption and approval of this Agreement by Parent’s stockholders); provided, however, that after any such adoption and approval of this Agreement by Parent’s stockholders, no amendment shall be made which by law requires further approval of the stockholders of Parent without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Parent, Micromet and CancerVax.

10.3  Waiver.

(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4  Entire Agreement; Counterparts; Exchanges by Facsimile.  This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5  Applicable Law; Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or suit between any of the parties arising out of or relating to this Agreement or any of the Contemplated Transactions: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware; (b) if any such action or suit is commenced in a state court, then, subject to applicable Legal Requirements, no Party shall object to the removal of such action or suit to any federal court located in the District of Delaware; and (c) each of the parties irrevocably waives the right to trial by jury.

10.6  Attorneys’ Fees.  In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties under this Agreement, the prevailing Party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.7  Assignability.  This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than: (a) the parties hereto; and (b) the Indemnified Persons to the extent of their respective rights pursuant to Section 5.7) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.8  Notices.  Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered by hand, by registered mail, by courier or express delivery service or by facsimile to the address or facsimile telephone number set forth beneath the name of such Party below (or to such other address or facsimile telephone number as such Party shall have specified in a written notice given to the other parties hereto):

if to CancerVax or Merger Sub:

CancerVax Corporation
2110 Rutherford Road
Carlsbad, CA 92008
Telephone: (760) 494-4200
Fax: (760) 494-4282
Attention: Its General Counsel

with a copy to:

Latham & Watkins LLP
12636 High Bluff Drive
Suite 300
San Diego, CA 92130-2071
Telephone: (858) 523-5405
Fax: (858) 523-5450
Attention: Scott N. Wolfe, Esq.

if to Parent or Micromet:

Micromet AG
Staffelseestrasse 2
81477 Munich
Germany
Telephone: 49 89 895 277-0
Fax: 49 89 895 277-105
Attention: Its President

with a copy to:

Cooley Godward LLP
One Freedom Square
11951 Freedom Drive
Reston, VA 20190-5656
Telephone: (703) 456-8006
Fax: (703) 456-8100
Attention: Christian E. Plaza, Esq.

10.9  Cooperation.  Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

10.10  Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.11  Other Remedies; Specific Performance.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being the addition to any other remedy to which they are entitled at law or in equity.

10.12  Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of page intentionally left blank]

In Witness Whereof, the parties have caused this Agreement to be executed as of the date first above written.

CancerVax Corporation

By:	/s/ David F. Hale

Name:     David F. Hale

Title:	President and Chief Executive Officer

Carlsbad Acquisition Corporation

By:	/s/ David F. Hale

Name:     David F. Hale

Title:	President and Chief Executive Officer

Micromet, Inc.

By:	/s/ Christian Itin

Name:     Christian Itin

Title:	President, Secretary and Treasurer

Micromet AG

By:	/s/ Christian Itin

Name:     Christian Itin

Title:	Chief Executive Officer

Exhibit A

Certain Definitions

For purposes of the Agreement (including this Exhibit A):

Acquisition Inquiry.  “Acquisition Inquiry” shall mean, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Micromet or Parent, on the one hand or CancerVax, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal with such Party.

Acquisition Proposal.  “Acquisition Proposal” shall mean, with respect to a Party, any offer or proposal (other than an offer or proposal made or submitted by Micromet or Parent, on the one hand or CancerVax, on the other hand to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

Acquisition Transaction.  “Acquisition Transaction” shall mean any transaction or series of transactions involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent corporation; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 15% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; provided, however, that the Micromet Recapitalization shall not be deemed to be an Acquisition Transaction;

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for: (i) 15% or more of the consolidated net revenues of a Party and its Subsidiaries, taken as a whole, consolidated net income of a Party and its Subsidiaries, taken as a whole, or consolidated book value of the assets of a Party and its Subsidiaries, taken as a whole; or (ii) 15% or more of the fair market value of the assets of a Party and its Subsidiaries, taken as a whole; or

(c) any liquidation or dissolution of a Party.

Agreement.  “Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

Business Day.  “Business Day” shall mean any day other than a day on which banks in both the State of New York and in Germany are authorized or obligated to be closed.

Clinical Hold Order.  “Clinical Hold Order” shall mean a order issued by the FDA or EMEA to delay or suspend a clinical trial.

CancerVax Affiliate.  “CancerVax Affiliate” shall mean any Person under common control with CancerVax within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

CancerVax Associate.  “CancerVax Associate” shall mean any current or former employee, independent contractor, officer or director of CancerVax or any CancerVax Affiliate.

CancerVax Closing Capital.  “CancerVax Closing Capital” shall mean (a) the sum of CancerVax’s cash, cash equivalents, restricted cash and securities available-for-sale, less (b) the aggregate amount of the CancerVax Current Obligations, measured as of the earlier of the Closing Date and April 30, 2006.

CancerVax Common Stock.  “CancerVax Common Stock” shall mean the Common Stock, $0.00004 par value per share, of CancerVax.

CancerVax Contract.  “CancerVax Contract” shall mean any Contract: (a) to which CancerVax or any of its Subsidiaries is a party; (b) by which CancerVax or any CancerVax IP Rights or any other asset of CancerVax is or may become bound or under which CancerVax has, or may become subject to, any obligation; or (c) under which CancerVax or any of its Subsidiaries has or may acquire any right or interest.

CancerVax Current Obligations.  “CancerVax Current Obligations” shall mean any and all liabilities and obligations associated with: (i) indebtedness owed to Silicon Valley Bank, (ii) severance or similar obligations of CancerVax as of the Closing Date; (iii) fees payable to any financial advisor to CancerVax; (iv) fees owed and payable to CancerVax’s independent public accountants; (v) bonus payments to employees upon consummation of the Merger; and (vi) legal fees of CancerVax in connection with the negotiation and execution of this Agreement and consummation of the Merger and the Contemplated Transactions.

CancerVax IP Rights.  “CancerVax IP Rights” shall mean all Intellectual Property owned, licensed, or controlled by CancerVax and its Subsidiaries that is necessary or used in CancerVax’s business as presently conducted.

CancerVax IP Rights Agreement.  “CancerVax IP Rights Agreement” shall mean any instrument or agreement governing any CancerVax IP Rights.

CancerVax Material Adverse Effect.  “CancerVax Material Adverse Effect” shall mean any Effect, that, considered together with all other Effects that had occurred prior to the date of determination of the occurrence of the CancerVax Material Adverse Effect, is or could reasonably be expected to be or to become materially adverse to, or has or could reasonably be expected to have or result in a material adverse effect on: (a) the business, condition (financial or otherwise), capitalization, assets (including Intellectual Property), operations, financial performance or prospects of CancerVax and its Subsidiaries taken as a whole; or (b) the ability of CancerVax to consummate the Merger or any of the other Contemplated Transactions or to perform any of its covenants or obligations under the Agreement; provided, however, that none of the following shall be deemed to constitute a CancerVax Material Adverse Effect: (x) any Effect resulting from the announcement or pendency of the Merger, and (y) any change in the stock price or trading volume of CancerVax independent of any other event that would be deemed to have a CancerVax Material Adverse Effect.

CancerVax Pharmaceutical Products.  “CancerVax Pharmaceutical Products” shall mean all biological and drug products being manufactured, distributed or developed by or on behalf of CancerVax and its Subsidiaries.

CancerVax Registered IP.  “CancerVax Registered IP” shall mean all CancerVax IP Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

CancerVax Triggering Event.  An “CancerVax Triggering Event” shall be deemed to have occurred if: (i) the board of directors of CancerVax shall have failed to recommend that CancerVax’s stockholders vote to approve the Merger and the issuance of CancerVax Common Stock in the Merger, or shall for any reason have withdrawn or shall have modified in a manner adverse to Parent the CancerVax Board Recommendation; (ii) CancerVax shall have failed to include in the Joint Proxy Statement/Prospectus the CancerVax Board Recommendation; (iii) CancerVax shall have failed to hold the CancerVax Stockholders’ Meeting within 45 days after the Form S-4 Registration Statement is declared effective under the Securities Act; (iv) the board of directors of CancerVax shall have approved, endorsed or recommended any Acquisition Proposal; (v) CancerVax shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal; (vi) CancerVax or any director, officer or agent of CancerVax shall have willfully and intentionally breached the provisions set forth in Section 4.4 of the Agreement.

CancerVax Unaudited Interim Balance Sheet.  “CancerVax Unaudited Interim Balance Sheet” shall mean the unaudited consolidated balance sheet of CancerVax and its consolidated subsidiaries as of September 30, 2005, included in CancerVax’s Report on Form 10-Q for the fiscal quarter ended September 30, 2005, as filed with the SEC prior to the date of the Agreement.

CancerVax Warrants.  “CancerVax Warrants” shall mean those certain warrants to purchase an aggregate of 85,610 shares of CancerVax Common Stock held by M-Tech Therapeutics, Inc., Venture Lending and Leasing III, LLC and Mallory Management Company.

Change of Control.  “Change of Control” shall mean a change in control of CancerVax for purposes of NASD Rule 4350(i)(B).

Charter Amendment.  “Charter Amendment” shall mean the charter amendment set forth in Section 1.5(b) above.

Code.  “Code” shall mean the Internal Revenue Code of 1986, as amended.

Confidentiality Agreement.  “Confidentiality Agreement” shall mean the Confidentiality Agreement dated October 18, 2005, between Micromet and CancerVax.

Consent.  “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Contemplated Transactions.  “Contemplated Transactions” shall mean the Merger and the other transactions and actions contemplated by the Agreement.

Contract.  “Contract” shall, with respect to any Person, mean any written, oral or other agreement, contract, subcontract, lease (whether real or personal property), mortgage, understanding, arrangement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable law.

DGCL.  “DGCL” shall mean the Delaware General Corporation Law.

EMEA.  “EMEA” shall mean the European Medicines Agency.

Encumbrance.  “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

Entity.  “Entity” shall mean any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

ERISA.  “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

Exchange Act.  “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

Exchange Ratio.  “Exchange Ratio” shall mean 2.076923.

Form S-4 Registration Statement.  “Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by CancerVax in connection with issuance of CancerVax Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

Governmental Authorization.  “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, exceptions, orders, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

Governmental Body.  “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Taxing authority); or (d) self-regulatory organization (including the NASDAQ National Market).

HSR Act.  “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Included CancerVax Options.  “Included CancerVax Options” shall mean: (i) all CancerVax Options outstanding as of the date hereof that have an exercise price per share that is less than the greater of (x) $3.31 and (y) the average closing price for a share of CancerVax Common Stock for the five trading days immediately preceding the Closing Date; and (ii) all CancerVax Options issued after the date hereof (but only to the extent such option grant has not been specifically approved in writing by Parent prior to the issuance of such option).

Intellectual Property.  “Intellectual Property” shall mean (a) United States, foreign and international patents, patent applications, including provisional applications, statutory invention registrations, invention disclosures and inventions, (b) trademarks, service marks, trade names, domain names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, (c) copyrights, including registrations and applications for registration thereof, and (d) software, formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not.

IRS.  “IRS” shall mean the United States Internal Revenue Service.

Joint Proxy Statement/Prospectus.  “Joint Proxy Statement/Prospectus” shall mean the joint proxy statement/prospectus to be sent to Parent’s stockholders in connection with the Parent Stockholders’ Meeting and to CancerVax’s stockholders in connection with the CancerVax Stockholders’ Meeting.

Key Employee.  “Key Employee” shall mean, with respect to the Micromet Parties, an executive officer or any employee that reports directly to the Board of Directors or Chief Executive Officer or Chief Operating Officer, and, with respect to CancerVax, David Hale, William LaRue and Hazel Aker.

Knowledge.  “Knowledge” shall mean, with respect to a Party hereto, with respect to any matter in question, the actual knowledge of the directors and executive officers of such party.

Legal Proceeding.  “Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement.  “Legal Requirement” shall mean any federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the NASDAQ National Market or the National Association of Securities Dealers).

Micromet Capital Stock.  “Micromet Capital Stock” shall mean the Micromet Common Stock and the Micromet Preferred Stock.

Micromet Common Stock.  “Micromet Common Stock” shall mean the ordinary shares of Micromet.

Micromet IP Rights.  “Micromet IP Rights” shall mean all Intellectual Property owned, licensed, or controlled by the Micromet Parties that is necessary or used in the Micromet Parties’ business as presently conducted.

Micromet IP Rights Agreement.  “Micromet IP Rights Agreement” shall mean any instrument or agreement governing, related or pertaining to any Micromet IP Rights.

Micromet Parties.  “Micromet Parties” shall mean Parent, Micromet and all of their Subsidiaries.

Micromet Pharmaceutical Products.  “Micromet Pharmaceutical Products” shall mean all biological and drug products being manufactured, distributed or developed by or on behalf of the Micromet Parties.

Micromet Preferred Stock.  “Micromet Preferred Stock” shall mean collectively the Preference Shares Series A and Preference Shares Series B of Micromet.

Micromet Registered IP.  “Micromet Registered IP” shall mean all Micromet IP Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

Micromet Unaudited Interim Balance Sheet.  “Micromet Unaudited Interim Balance Sheet” shall mean the unaudited consolidated balance sheet of Micromet and its consolidated subsidiaries as of October 31, 2005, provided to CancerVax prior to the date of the Agreement.

Micromet Clinical Program.  “Micromet Clinical Programs” collectively, shall mean a clinical trial sponsored by Micromet related to adecatumumab (MT201) or MT103.

Minimum Cash Value.  “Minimum Cash Value” shall mean $20,500,000.

Ordinary Course of Business.  “Ordinary Course of Business” shall mean, in the case of each of Micromet and CancerVax, such actions taken in the ordinary course of its normal operations and consistent with its past practices.

Parent Affiliate.  “Parent Affiliate” shall mean any Person under common control with Parent within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

Parent Associate.  “Parent Associate” shall mean any current or former employee, independent contractor, officer or director of any of the Micromet Parties or any Parent Affiliate.

Parent Common Stock.  “Parent Common Stock” shall mean the Common Stock, $0.001 par value per share, of Parent.

Parent Contract.  “Parent Contract” shall mean any Contract: (a) to which any of the Micromet Parties is a Party; (b) by which any of the Micromet Parties or any Parent IP Rights or any other asset of any of the Micromet Parties is or may become bound or under which any of the Micromet Parties has, or may become subject to, any obligation; or (c) under which any of the Micromet Parties has or may acquire any right or interest.

Parent Material Adverse Effect.  “Parent Material Adverse Effect” shall mean any effect, change, event, circumstance or development (any such item, an “Effect”) that, considered together with all Effects that had occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, is or could reasonably be expected to be or to become materially adverse to, or has or could reasonably be expected to have or result in a material adverse effect on: (a) the business, condition (financial or otherwise), capitalization, assets (including Intellectual Property), operations, financial performance or prospects of the Micromet Parties taken as a whole; or (b) the ability of the Micromet Parties to consummate the Merger or any of the other Contemplated Transactions or to perform any of its covenants or obligations under the Agreement; provided, however, that no Effect resulting from the consummation of the Micromet Recapitalization or the announcement or pendency of the Merger shall be deemed to constitute a Parent Material Adverse Effect.

Parent Options.  “Parent Options” shall mean options to purchase shares of Parent Common Stock issued by Parent.

Parent Warrant.  “Parent Warrants” shall mean warrants to purchase shares of Parent Common Stock issued by Parent as set forth on Part 2.3(d)(i) of the Parent Disclosure Schedule.

Parent Triggering Event.  A “Parent Triggering Event” shall be deemed to have occurred if: (i) the board of directors of Parent shall have failed to recommend that Parent’s stockholders vote to approve the Merger, or shall for any reason have withdrawn or shall have modified in a manner adverse to CancerVax the Parent Board Recommendation; (ii) Parent shall have failed to include in the Joint Proxy Statement/Prospectus the Parent Board Recommendation; (iii) Parent shall have failed to hold the Parent Stockholders’ Meeting within 45 days after the Form S-4 Registration Statement is declared effective under the Securities Act; (iv) the board of directors of Parent shall have approved, endorsed or recommended any Acquisition Proposal; (v) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal; (vi) Parent or any director, officer or agent of Parent shall have willfully and intentionally breached the provisions set forth in Section 4.4 of the Agreement or (v) Parent and Micromet shall have failed to consummate the Micromet Recapitalization within seven days of the approval of this Agreement and the Merger at the Parent Stockholders Meeting.

Party.  “Party” or “Parties” shall mean Parent, Micromet, Merger Sub and CancerVax. For purposes of Sections 4 through 10 Parent and Micromet shall collectively be deemed to be a “Party.”

Person.  “Person” shall mean any individual, Entity or Governmental Body.

Representatives.  “Representatives” shall mean directors, officers, other employees, agents, attorneys, accountants, advisors and representatives.

Reverse Split.  “Reverse Split” shall mean a reverse stock split of shares of CancerVax capital stock in a range to be determined by the Board of Directors of CancerVax prior to the Closing Date.

Sarbanes-Oxley Act.  “Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.

SEC.  “SEC” shall mean the United States Securities and Exchange Commission.

Securities Act.  “Securities Act” shall mean the Securities Act of 1933, as amended.

Shareholders Agreement.  “Shareholders Agreement” shall mean that Shareholder’s Agreement of Micromet AG dated as of October 11, 2005 by and among Micromet AG and certain of its shareholders as described therein.

Subsidiary.  An entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities of other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

Superior Offer.  “Superior Offer” shall mean an unsolicited bona fide written offer by a third party to enter into (i) a merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction as a result of which either (A) the Party’s stockholders prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof) or (B) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) directly or indirectly acquires beneficial or record ownership of securities representing 50% or more of the Party’s capital stock or (ii) a sale, lease, exchange transfer, license, acquisition or disposition of any business or other disposition of at least 50% of the assets of the Party or its Subsidiaries, taken as a whole, in a single transaction or a series of related transactions that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Agreement; and (b) is on terms and conditions that the board of directors of CancerVax or Parent, as applicable, determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that its board of directors deems relevant following consultation with its outside legal counsel and financial advisor: (x) is reasonable likely to be more favorable, from a financial point of view, to CancerVax’s stockholders or Parent’s stockholders, as applicable, than the terms of the Merger; and (y) is reasonable capable of being consummated; provided, however, that any such offer shall not be deemed to be a “Superior Offer” if any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by such third party, or if the consummation of such transaction is contingent on any such financing being obtained.

Tax.  “Tax” shall mean any federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, addition to tax or interest, whether disputed or not.

Tax Return.  “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

ANNEX B

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is entered into as of January   , 2006, by and between Micromet, Inc., a Delaware corporation (“Parent”), and            (“Stockholder”).

RECITALS

A.  Stockholder is a holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of certain shares of common stock of CancerVax Corporation, a Delaware corporation (“CancerVax”).

B.  CancerVax, Parent, Micromet AG and Carlsbad Acquisition Corporation (“CAC”) are entering into an Agreement and Plan of Merger and Reorganization of even date herewith (the “Merger Agreement”) which provides (subject to the conditions set forth therein) for the merger of CAC into Parent (the “Merger”).

C.  In the Merger, the outstanding shares of common stock of Parent are to be converted into the right to receive shares of common stock of CancerVax.

D.  In order to induce Parent to enter into the Merger Agreement, Stockholder is entering into this Agreement.

E.  The Merger Agreement has been approved by the Board of Directors of CancerVax.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1.  Certain Definitions

For purposes of this Agreement:

(a) The terms “Acquisition Proposal” and “Acquisition Transaction” shall have the respective meanings assigned to those terms in the Merger Agreement.

(b) “CancerVax Common Stock” shall mean the common stock, par value $0.00004 per share, of CancerVax.

(c) An “Identified Termination” shall occur if the Merger Agreement is terminated (A) by Parent or CancerVax pursuant to Section 9.1(e) of the Merger Agreement or (B) by Parent pursuant to Section 9.1(f) of the Merger Agreement.

(d) Stockholder shall be deemed to “Own” or to have acquired “Ownership” of a security if Stockholder: (i) is the record owner of such security; or (ii) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of such security.

(e) “Person” shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

(f) “Subject Securities” shall mean: (i) all securities of CancerVax (including all shares of CancerVax Common Stock and all options, warrants and other rights to acquire shares of CancerVax Common Stock) Owned by Stockholder as of the date of this Agreement; and (ii) all additional securities of CancerVax (including all additional shares of CancerVax Common Stock and all additional options, warrants and other rights to acquire shares of CancerVax Common Stock) of which Stockholder acquires Ownership during the period from the date of this Agreement through the Voting Covenant Expiration Date.

(g) A Person shall be deemed to have a effected a “Transfer” of a security if such Person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security to any Person other than Parent; (ii) enters into an agreement or commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein to any Person other than Parent; or (iii) reduces such Person’s beneficial ownership of, interest in or risk relating to such security.

(h) “Voting Covenant Expiration Date” shall mean the earlier of the date upon which the Merger Agreement is validly terminated, or the date upon which the Merger is consummated; provided, however, that the “Voting Covenant Expiration Date” shall be the date 60 days following the date on which the Merger Agreement is validly terminated, if an Identified Termination occurs. Notwithstanding the foregoing, this Agreement may be terminated for cause by either party, and if so terminated, the date of any such termination shall be the “Voting Covenant Expiration Date.”

Section 2.  Transfer of Subject Securities and Voting Rights

2.1  Restriction on Transfer of Subject Securities.  Subject to Section 2.3, during the period from the date of this Agreement through the Voting Covenant Expiration Date, Stockholder shall not, directly or indirectly, cause or permit any Transfer of any of the Subject Securities to be effected.

2.2  Restriction on Transfer of Voting Rights.  During the period from the date of this Agreement through the Voting Covenant Expiration Date, Stockholder shall ensure that: (a) none of the Subject Securities is deposited into a voting trust; and (b) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Subject Securities.

2.3  Permitted Transfers.  Section 2.1 shall not prohibit a transfer of CancerVax Common Stock by Stockholder (i) to any member of his immediate family, or to a trust for the benefit of Stockholder or any member of his immediate family, (ii) upon the death of Stockholder, or (iii) if Stockholder is a partnership or limited liability company, to one or more partners or members of Stockholder or to an affiliated corporation under common control with Stockholder, or, after the liquidation or dissolution of such Stockholder, to any of their partners, shareholders, unitholders or participants in such funds or undertakings in the course of such liquidation or dissolution; provided, however, that a transfer referred to in this sentence shall be permitted only if, as a precondition to such transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Parent, to be bound by the terms of this Agreement.

Section 3.  Voting of Shares

3.1  Voting Covenant Prior to Termination of Merger Agreement.  Stockholder hereby agrees that, prior to the earlier to occur of the valid termination of the Merger Agreement or the consummation of the Merger, at any meeting of the stockholders of CancerVax, however called, and in any written action by consent of stockholders of CancerVax, unless otherwise directed in writing by Parent, Stockholder shall, to the extent legally permissible, cause the Subject Securities to be voted:

(a) in favor of the Merger, the execution and delivery by CancerVax of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof, in favor of each of the other actions contemplated by the Merger Agreement (including but not limited to the issuance of CancerVax Common Stock pursuant to the Merger and any amendment to the Certificate of Incorporation of CancerVax contemplated by the Merger Agreement) and in favor of any action in furtherance of any of the foregoing; and

(b) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of CancerVax or CAC in the Merger Agreement; and

(c) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving CancerVax or any subsidiary; (B) any sale, lease or transfer of a material amount of assets of CancerVax or any subsidiary; (C) any reorganization, recapitalization, dissolution or liquidation of CancerVax or any subsidiary; (D) any change in a majority of the board of directors of CancerVax; (E) any amendment to CancerVax’s Certificate of Incorporation or bylaws (other than as contemplated by the Merger Agreement); (F) any material change in the capitalization of CancerVax or CancerVax’s corporate structure; and (G) any other action which is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or this Agreement.

Prior to the earlier to occur of the valid termination of the Merger Agreement or the consummation of the Merger, Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with clause “(a)”, “(b)” or “(c)” of the preceding sentence.

3.2  Voting Covenant After Identified Termination.  If an Identified Termination occurs, then, prior to the Voting Covenant Expiration Date, at any meeting of the stockholders of CancerVax, however called, and in any written action by consent of stockholders of CancerVax, unless otherwise directed in writing by Parent, Stockholder shall cause the Subject Securities to be voted (i) against any Acquisition Proposal and any related transaction or agreement and (ii) against any action which is intended, or could reasonably be expected, to facilitate the consummation of any Acquisition Transaction. Stockholder shall not enter into any agreement or understanding with any Person prior to the Voting Covenant Expiration Date to vote or give instructions in any manner inconsistent with clause “(i)” or “(ii)” of the preceding sentence.

3.3  Proxy; Further Assurances.

(a) Contemporaneously with the execution of this Agreement: (i) Stockholder shall deliver to Parent a proxy in the form attached to this Agreement as Exhibit A, which shall be irrevocable to the fullest extent permitted by law (at all times prior to the Voting Covenant Expiration Date) with respect to the shares referred to therein (the “Proxy”); and (ii) Stockholder shall cause to be delivered to Parent an additional proxy (in the form attached hereto as Exhibit A) executed on behalf of the record owner of any outstanding shares of CancerVax Common Stock that are owned beneficially (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934), but not of record, by Stockholder.

(b) Stockholder shall, at his or its own expense, perform such further acts and execute such further proxies and other documents and instruments as may reasonably be required to vest in Parent the power to carry out and give effect to the provisions of this Agreement; provided, however, that nothing in this Section 3 shall be deemed to obligate Stockholder to vote in a manner contrary to such Stockholder’s fiduciary duties or other than in good faith or in contravention of law or public policy.

Section 4.  No Solicitation

Stockholder agrees that, during the period from the date of this Agreement through the Voting Covenant Expiration Date, Stockholder shall not, directly or indirectly, and Stockholder shall ensure that his or its Representatives (as defined in the Merger Agreement) do not, directly or indirectly: (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal; (ii) furnish any information regarding CancerVax, Parent or any subsidiary to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could lead to an Acquisition Proposal; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal; (iv) approve, endorse or recommend any Acquisition Proposal; or (v) enter into any letter of intent or similar document or any agreement or understanding contemplating or otherwise relating to any Acquisition Transaction. Stockholder shall immediately cease and discontinue, and Stockholder shall ensure that his or its Representatives immediately cease and discontinue, any existing discussions with any Person that relate to any Acquisition Proposal.

Section 5.  Representations and Warranties of Stockholder

Stockholder hereby represents and warrants to Parent as follows:

5.1  Authorization, etc.  Stockholder has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and the Proxy and to perform his or its obligations hereunder and thereunder except to the extent prohibited by law. This Agreement and the Proxy have been duly executed and delivered by Stockholder and constitute legal, valid and binding obligations of Stockholder, enforceable against Stockholder in accordance with their terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, (ii) rules of law governing specific performance, injunctive relief and other equitable remedies and (iii) laws of the jurisdictions of Stockholder or CancerVax relating to shareholder voting agreements. If Stockholder is a general or limited partnership, then Stockholder is a partnership duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized. If Stockholder is a limited liability company, then Stockholder is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized.

5.2  No Conflicts or Consents.

(a) The execution and delivery of this Agreement and the Proxy by Stockholder do not, and the performance of this Agreement and the Proxy by Stockholder will not: (i) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to Stockholder or by which he or it or any of his or its properties is or may be bound or affected; or (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any encumbrance or restriction on any of the Subject Securities pursuant to, any contract to which Stockholder is a party or by which Stockholder or any of his or its affiliates or properties is or may be bound or affected.

(b) The execution and delivery of this Agreement and the Proxy by Stockholder do not, and the performance of this Agreement and the Proxy by Stockholder will not, require any consent or approval of any Person.

5.3  Title to Securities.  As of the date of this Agreement: (a) Stockholder holds of record (free and clear of any encumbrances or restrictions) the number of outstanding shares of CancerVax Common Stock set forth under the heading “Shares Held of Record” on the signature page hereof; (b) Stockholder holds (free and clear of any encumbrances or restrictions) the options, warrants and other rights to acquire shares of CancerVax Common Stock set forth under the heading “Options and Other Rights” on the signature page hereof; (c) Stockholder Owns the additional securities of CancerVax set forth under the heading “Additional Securities Beneficially Owned” on the signature page hereof; and (d) Stockholder does not directly or indirectly Own any shares of capital stock or other securities of CancerVax, or any option, warrant or other right to acquire (by purchase, conversion or otherwise) any shares of capital stock or other securities of CancerVax, other than the shares and options, warrants and other rights set forth on the signature page hereof.

5.4  Accuracy of Representations.  The representations and warranties contained in this Agreement are accurate in all respects as of the date of this Agreement, will be accurate in all respects at all times through the Voting Covenant Expiration Date and will be accurate in all respects as of the date of the consummation of the Merger as if made on that date.

Section 6.  Additional Covenants of Stockholder

6.1  Further Assurances.  From time to time and without additional consideration, Stockholder shall (at Stockholder’s sole expense) execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall (at Stockholder’s sole expense) take such further actions, as Parent may request for the purpose of carrying out the intent of this Agreement.

6.2  Legends.  If requested by Parent, immediately after the execution of this Agreement (and from time to time upon the acquisition by Stockholder of Ownership of any shares of CancerVax Common Stock prior to the Voting Covenant Expiration Date), Stockholder shall cause each certificate evidencing any outstanding shares of CancerVax Common Stock or other securities of CancerVax Owned by Stockholder to be surrendered so that the transfer agent for such securities may affix thereto a legend in the following form:

THE SECURITY OR SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, EXCHANGED OR OTHERWISE TRANSFERRED OR DISPOSED OF EXCEPT IN COMPLIANCE WITH THE TERMS AND PROVISIONS OF A VOTING AGREEMENT DATED AS OF JANUARY   , 2006, AS IT MAY BE AMENDED, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF THE ISSUER.

Section 7.  Miscellaneous

7.1  Survival of Representations, Warranties and Agreements.  All representations, warranties, covenants and agreements made by Stockholder in this Agreement shall terminate as of the Voting Covenant Expiration Date.

7.2  Expenses.  All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

7.3  Notices.  Any notice or other communication required or permitted to be delivered to either party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other party):

if to Stockholder:

at the address set forth on the signature page hereof; and

if to Parent:

at the address set forth in the Merger Agreement
Copy to:

Cooley Godward LLP
One Freedom Square
11951 Freedom Drive
Reston, VA 20190-5656
Telephone: (703) 456-8006
Fax: (703) 456-8100
Attention: Christian E. Plaza, Esq.

7.4  Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

7.5  Entire Agreement.  This Agreement, the Proxy and any other documents delivered by the parties in connection herewith constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon either party unless made in writing and signed by both parties.

7.6  Assignment; Binding Effect.  Except as provided herein, neither this Agreement nor any of the interests or obligations hereunder may be assigned or delegated by Stockholder, and any attempted or purported assignment or delegation of any of such interests or obligations shall be void. Subject to the preceding sentence, this Agreement shall be binding upon Stockholder and his heirs, estate, executors and personal representatives and his or its successors and assigns, and shall inure to the benefit of Parent and its successors and assigns. Without limiting any of the restrictions set forth in Section 2 or elsewhere in this Agreement, this Agreement shall be binding upon any Person to whom any Subject Securities are transferred. Nothing in this Agreement is intended to confer on any Person (other than Parent and its successors and assigns) any rights or remedies of any nature.

7.7  Indemnification.  Stockholder shall hold harmless and indemnify Parent and Parent’s affiliates from and against, and shall compensate and reimburse Parent and Parent’s affiliates for, any loss, damage, claim, liability, fee (including reasonable attorneys’ fees), demand, cost or expense (regardless of whether or not such loss, damage, claim, liability, fee, demand, cost or expense relates to a third-party claim) that is directly or indirectly suffered or incurred by Parent or any of Parent’s affiliates, or to which Parent or any of Parent’s affiliates otherwise becomes subject, and that arises directly or indirectly from, or relates directly or indirectly to, (a) any inaccuracy in or breach of any representation or warranty contained in this Agreement, or (b) any failure on the part of Stockholder to observe, perform or abide by, or any other breach of, any restriction, covenant, obligation or other provision contained in this Agreement or in the Proxy.

7.8  Specific Performance.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement or the Proxy were not performed in accordance with its specific terms or were otherwise breached. Stockholder agrees that, in the event of any breach or threatened breach by Stockholder of any covenant or obligation contained in this Agreement or in the Proxy, Parent shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to seek and obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach. Stockholder further agrees that neither Parent nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 7.8, and Stockholder irrevocably waives any right he or it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

7.9  Non-Exclusivity.  The rights and remedies of Parent under this Agreement are not exclusive of or limited by any other rights or remedies which it may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). Without limiting the generality of the foregoing, the rights and remedies of Parent under this Agreement, and the obligations and liabilities of Stockholder under this Agreement, are in addition to their respective rights, remedies, obligations and liabilities under common law requirements and under all applicable statutes, rules and regulations.

7.10  Governing Law; Venue.

(a) This Agreement and the Proxy shall be construed in accordance with, and governed in all respects by, the laws of the State of Delaware (without giving effect to principles of conflicts of laws).

(b) Any legal action or other legal proceeding relating to this Agreement or the Proxy or the enforcement of any provision of this Agreement or the Proxy may be brought or otherwise commenced in any state or federal court located in the State of Delaware. Stockholder:

(i) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the State of Delaware in connection with any such legal proceeding;

(ii) agrees that service of any process, summons, notice or document by U.S. mail addressed to him or it at the address set forth on the signature page hereof shall constitute effective service of such process, summons, notice or document for purposes of any such legal proceeding;

(iii) agrees that each state and federal court located in the State of Delaware shall be deemed to be a convenient forum; and

(iv) agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in any state or federal court located in the State of Delaware, any claim that Stockholder is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

Nothing contained in this Section 7.10 shall be deemed to limit or otherwise affect the right of Parent to commence any legal proceeding or otherwise proceed against Stockholder in any other forum or jurisdiction.

(c) STOCKHOLDER IRREVOCABLY WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING RELATING TO THIS AGREEMENT OR THE PROXY OR THE ENFORCEMENT OF ANY PROVISION OF THIS AGREEMENT OR THE PROXY.

7.11  Counterparts.  This Agreement may be executed in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

7.12  Captions.  The captions contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

7.13  Attorneys’ Fees.  If any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against Stockholder, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

7.14  Waiver.  No failure on the part of Parent to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of Parent in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Parent shall not be deemed to have waived any claim available to Parent arising out of this Agreement, or any power, right, privilege or remedy of Parent under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Parent; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

7.15  Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

In Witness Whereof, Parent and Stockholder have caused this Agreement to be executed as of the date first written above.

MICROMET, INC.

By:

     Stockholder

Name:

     Address: _ _
     _ _

     Facsimile: _ _

Shares Held of Record	Options and Other Rights	Additional Securities Beneficially Owned

EXHIBIT A

FORM OF IRREVOCABLE PROXY

The undersigned stockholder (the “Stockholder”) of CancerVax Corporation, a Delaware corporation (“CancerVax”), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes Christian Itin, Gregor Mirow and Micromet, Inc., a Delaware corporation (“Parent”), and each of them, the attorneys and proxies of the Stockholder with full power of substitution and resubstitution, to the full extent of the Stockholder’s rights with respect to (i) the outstanding shares of common stock of CancerVax owned of record by the Stockholder as of the date of this proxy, which shares are specified on the final page of this proxy, and (ii) any and all other shares of capital stock of CancerVax which the Stockholder may acquire on or after the date hereof. (The shares of the common stock of CancerVax referred to in clauses “(i)” and “(ii)” of the immediately preceding sentence are collectively referred to as the “Shares.”) Upon the execution hereof, all prior proxies given by the Stockholder with respect to any of the Shares are hereby revoked, and the Stockholder agrees that no subsequent proxies will be given with respect to any of the Shares.

This proxy is irrevocable to the fullest extent permitted by law, is coupled with an interest and is granted in connection with the Voting Agreement, dated as of the date hereof, between Parent and the Stockholder (the “Voting Agreement”), and is granted in consideration of Parent entering into the Agreement and Plan of Merger and Reorganization, dated as of the date hereof, among CancerVax, Parent, Micromet AG and Carlsbad Acquisition Corporation (the “Merger Agreement”). This proxy will terminate on the Voting Covenant Expiration Date (as defined in the Voting Agreement).

The attorneys and proxies named above will be empowered, and may exercise this proxy, to vote the Shares at any time until the earlier to occur of the Voting Covenant Expiration Date at any meeting of the stockholders of CancerVax, however called, and in connection with any written action by consent of stockholders of Parent or CancerVax:

(i) in favor of the Merger (as defined in the Voting Agreement), the execution and delivery by CancerVax of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof, in favor of each of the other actions contemplated by the Merger Agreement (including but not limited to the issuance of shares of CancerVax Common Stock pursuant to the Merger and the amendment to CancerVax’s Certificate of Incorporation contemplated by the Merger Agreement) and in favor of any action in furtherance of any of the foregoing; and

(ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of CancerVax in the Merger Agreement; and

(iii) against the following actions, (other than the Merger and the other transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving CancerVax or any subsidiary; (B) any sale, lease or transfer of a material amount of assets of CancerVax or any subsidiary; (C) any reorganization, recapitalization, dissolution or liquidation of CancerVax or any subsidiary; (D) any change in a majority of the board of directors of CancerVax; (E) any amendment to CancerVax’s certificate of incorporation or bylaws; (F) any material change in the capitalization of CancerVax or CancerVax’s corporate structure; and (G) any other action which is intended, or would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement.

If an Identified Termination (as defined in the Voting Agreement) occurs, then, during the 60-day period commencing on the date of such Identified Termination, at any meeting of the stockholders of CancerVax, however called, and in connection with any written action by consent of stockholders of CancerVax, the attorneys and proxies named above will be empowered, and may exercise this proxy, to vote the Shares in their discretion against or otherwise with respect to (i) any Acquisition Proposal (as defined in the Voting Agreement) and any related transaction or agreement and (ii) any action which is intended, or could reasonably be expected, to facilitate the consummation of any Acquisition Transaction (as defined in the Voting Agreement).

The Stockholder may vote the Shares on all other matters not referred to in this proxy, and the attorneys and proxies named above may not exercise this proxy with respect to such other matters.

This proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the Stockholder (including any transferee of any of the Shares).

Any term or provision of this proxy that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Stockholder agrees that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this proxy shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Stockholder agrees to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

Name

Number of shares of CancerVax common stock owned of record as of the date of this proxy:

Dated: January   , 2006

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is entered into as of January   , 2006, by and between CancerVax Corporation, a Delaware corporation (“CancerVax”), and                      (“Stockholder”).

Recitals

A.  Stockholder is a holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of certain ordinary shares and preference shares of Micromet AG, a corporation organized under the laws of Germany (“Micromet”). After the date of this Agreement, Stockholder intends to exchange (the “Exchange”) such shares of Micromet for shares of Common Stock of Micromet, Inc., a Delaware corporation (“Parent”) in connection with the Micromet Recapitalization (defined below).

B.  CancerVax, Parent, Micromet AG and Carlsbad Acquisition Corporation (“CAC”) are entering into an Agreement and Plan of Merger and Reorganization of even date herewith (the “Merger Agreement”) which provides (subject to the conditions set forth therein) for the merger of CAC into Parent (the “Merger”).

C.  In the Merger, the outstanding shares of common stock of Parent are to be converted into the right to receive shares of common stock of CancerVax.

D.  In order to induce CancerVax to enter into the Merger Agreement, Stockholder is entering into this Agreement.

E.  This Agreement and the Merger have been approved by the Board of Directors of Parent and by the supervisory board and management board of Micromet.

Agreement

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1.  Certain Definitions

For purposes of this Agreement:

(a) The terms “Acquisition Proposal” and “Acquisition Transaction” shall have the respective meanings assigned to those terms in the Merger Agreement.

(b) An “Identified Termination” shall occur if the Merger Agreement is terminated (A) by CancerVax pursuant to Section 9.1(d) of the Merger Agreement or (B) by CancerVax pursuant to Section 9.1(g) of the Merger Agreement.

(c) “Micromet Capital Stock” shall mean the ordinary shares and preference shares of Micromet, and after the Exchange, the common stock of Parent.

(d) “Micromet Recapitalization” shall have the meaning assigned to that term in the Merger Agreement.

(e) Stockholder shall be deemed to “Own” or to have acquired “Ownership” of a security if Stockholder: (i) is the record owner of such security; or (ii) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of such security.

(f) “Person” shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

(g) “Shareholder’s Agreement” shall mean that Shareholder’s Agreement of Micromet AG dated as of October 11, 2005 by and among Micromet and certain of its shareholders as described therein.

(h) “Subject Securities” shall mean: (i) all securities of Micromet and Parent (including all shares of Micromet Capital Stock and all options, warrants and other rights to acquire shares of Micromet Capital Stock) Owned by Stockholder as of the date of this Agreement; and (ii) all additional securities of Micromet (including all additional shares of Micromet Capital Stock and all additional options, warrants and other rights to acquire shares of Micromet Capital Stock) of which Stockholder acquires Ownership during the period from the date of this Agreement through the Voting Covenant Expiration Date.

(i) A Person shall be deemed to have effected a “Transfer” of a security if such Person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security to any Person other than CancerVax; (ii) enters into an agreement or commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein to any Person other than CancerVax; or (iii) reduces such Person’s beneficial ownership of, interest in or risk relating to such security.

(j) “Voting Covenant Expiration Date” shall mean the earlier of the date upon which the Merger Agreement is validly terminated, or the date upon which the Merger is consummated; provided, however, that the “Voting Covenant Expiration Date” shall be the date 60 days following the date on which the Merger Agreement is validly terminated, if an Identified Termination occurs. Notwithstanding the foregoing, this Agreement may be terminated for cause by either party, and if so terminated, the date of any such termination shall be the “Voting Covenant Expiration Date.”

Section 2.  Transfer of Subject Securities and Voting Rights

2.1  Restriction on Transfer of Subject Securities.  Subject to Section 2.3, during the period from the date of this Agreement through the Voting Covenant Expiration Date, Stockholder shall not, directly or indirectly, cause or permit any Transfer of any of the Subject Securities to be effected.

2.2  Restriction on Transfer of Voting Rights.  During the period from the date of this Agreement through the Voting Covenant Expiration Date, Stockholder shall ensure that: (a) none of the Subject Securities is deposited into a voting trust; and (b) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Subject Securities.

2.3  Permitted Transfers.  Section 2.1 shall not prohibit a transfer of Micromet Capital Stock by Stockholder (i) to any member of his immediate family, or to a trust for the benefit of Stockholder or any member of his immediate family, (ii) upon the death of Stockholder, (iii) if Stockholder is a partnership or limited liability company, to one or more partners or members of Stockholder or to an affiliated corporation under common control with Stockholder or (iv) to Stockholder’s “associated undertakings” (within the meaning of §15 of the German Stock Corporation Act), funds managed or advised by Stockholder or any of the undertakings associated with Stockholder (within the meaning of §15 of the German Stock Corporation Act), or, after the liquidation or dissolution of such Stockholder or referenced undertakings, to any of their partners, shareholders, unitholders or participants in such funds or undertakings in the course of such liquidation or dissolution; provided, however, that a transfer referred to in this sentence shall be permitted only if, as a precondition to such transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to CancerVax, to be bound by the terms of this Agreement.

Section 3.  Voting of Shares

3.1  Voting Covenant Prior to Termination of Merger Agreement.  Stockholder hereby agrees that, prior to the earlier to occur of the valid termination of the Merger Agreement or the consummation of the Merger, at any meeting of the stockholders of Parent or Micromet, however called, and in any written action by consent of stockholders of Parent or Micromet, unless otherwise directed in writing by CancerVax, Stockholder shall, to the extent legally permissible, cause the Subject Securities to be voted:

(a) in favor of the Merger and the Micromet Recapitalization, the execution and delivery by Parent and Micromet of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof, in favor of each of the other actions contemplated by the Merger Agreement (including the Micromet Recapitalization) and in favor of any action in furtherance of any of the foregoing; and

(b) in favor of any action of the stockholders of Micromet to exercise, in connection with the Merger and Micromet Recapitalization, the rights granted to the holders of the preference shares series (B new) under Article 9 of the Shareholder’s Agreement to demand from other stockholders of Micromet the sale of such holders’ shares in accordance with the terms of such Article 9; and

(c) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Parent or Micromet in the Merger Agreement; and

(d) against the following actions (other than the Exchange and the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Parent or Micromet or any subsidiary of such entities; (B) any sale, lease or transfer of a material amount of assets of Parent, Micromet or any subsidiary of such entities; (C) any reorganization, recapitalization, dissolution or liquidation of Parent, Micromet or any subsidiary of such entities; (D) any change in a majority of the board of directors of Parent or the supervisory board of Micromet; (E) any amendment to Parent’s certificate of incorporation or bylaws or Micromet’s charter documents; (F) any material change in the capitalization of Parent or Micromet or Parent’s corporate structure; and (G) any other action which is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or this Agreement.

Prior to the earlier to occur of the valid termination of the Merger Agreement or the consummation of the Merger, Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with clause “(a)”, “(b)”, “(c)” or “(d)” of the preceding sentence.

3.2  Voting Covenant After Identified Termination.  If an Identified Termination occurs, then, prior to the Voting Covenant Expiration Date, at any meeting of the stockholders of Parent or Micromet, however called, and in any written action by consent of stockholders of Parent or Micromet, unless otherwise directed in writing by CancerVax, Stockholder shall cause the Subject Securities to be voted (i) against any Acquisition Proposal and any related transaction or agreement and (ii) against any action which is intended, or could reasonably be expected, to facilitate the consummation of any Acquisition Transaction. Stockholder shall not enter into any agreement or understanding with any Person prior to the Voting Covenant Expiration Date to vote or give instructions in any manner inconsistent with clause “(i)” or “(ii)” of the preceding sentence.

3.3  Proxy; Further Assurances.

(a) Contemporaneously with the execution of this Agreement: (i) Stockholder shall deliver to CancerVax a proxy in the form attached to this Agreement as Exhibit A, which shall be irrevocable to the fullest extent permitted by law (at all times prior to the Voting Covenant Expiration Date) with respect to the shares referred to therein (the “Proxy”); and (ii) Stockholder shall cause to be delivered to CancerVax an additional proxy (in the form attached hereto as Exhibit A) executed on behalf of the record owner of any outstanding shares of Micromet Capital Stock that are owned beneficially (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934), but not of record, by Stockholder.

(b) Stockholder shall, at his, her or its own expense, perform such further acts and execute such further proxies and other documents and instruments as may reasonably be required to vest in CancerVax the power to carry out and give effect to the provisions of this Agreement; provided, however, that nothing in this Section 3 shall be deemed to obligate Stockholder to vote in a manner contrary to such Stockholder’s fiduciary duties or other than in good faith or in contravention of law or public policy.

Section 4.  Waiver of Appraisal Rights

Stockholder hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights relating to the Merger or any related transaction that Stockholder or any other Person may have by virtue of any outstanding shares of Micromet Capital Stock Owned by Stockholder.

Section 5.  No Solicitation

Stockholder agrees that, during the period from the date of this Agreement through the Voting Covenant Expiration Date, Stockholder shall not, directly or indirectly, and Stockholder shall ensure that his or its Representatives (as defined in the Merger Agreement) do not, directly or indirectly: (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal; (ii) furnish any information regarding Parent,

CancerVax or any subsidiary of such entities to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could lead to an Acquisition Proposal; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal; (iv) approve, endorse or recommend any Acquisition Proposal; or (v) enter into any letter of intent or similar document or any agreement or understanding contemplating or otherwise relating to any Acquisition Transaction. Stockholder shall immediately cease and discontinue, and Stockholder shall ensure that his or its Representatives immediately cease and discontinue, any existing discussions with any Person that relate to any Acquisition Proposal.

Section 6.  Representations and Warranties of Stockholder

Stockholder hereby represents and warrants to CancerVax as follows:

6.1  Authorization, etc.  Stockholder has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and the Proxy and to perform his or its obligations hereunder and thereunder except to the extent prohibited by law. This Agreement and the Proxy have been duly executed and delivered by Stockholder and constitute legal, valid and binding obligations of Stockholder, enforceable against Stockholder in accordance with their terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, (ii) rules of law governing specific performance, injunctive relief and other equitable remedies and (iii) laws of the jurisdictions of Stockholder or Micromet relating to shareholder voting agreements. If Stockholder is a general or limited partnership, then Stockholder is a partnership duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized. If Stockholder is a limited liability company, then Stockholder is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized.

6.2  No Conflicts or Consents.

(a) The execution and delivery of this Agreement and the Proxy by Stockholder do not, and the performance of this Agreement and the Proxy by Stockholder will not: (i) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to Stockholder or by which he or it or any of his or its properties is or may be bound or affected; or (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any encumbrance or restriction on any of the Subject Securities pursuant to, any contract to which Stockholder is a party or by which Stockholder or any of his, her or its affiliates or properties is or may be bound or affected. The parties acknowledge that the Stockholder is subject to the terms of the Shareholder’s Agreement dated as of October 11, 2005.

(b) The execution and delivery of this Agreement and the Proxy by Stockholder do not, and the performance of this Agreement and the Proxy by Stockholder will not, require any consent or approval of any Person.

6.3  Title to Securities.  As of the date of this Agreement: (a) Stockholder holds of record (free and clear of any encumbrances or restrictions other than as set forth in the Shareholder’s Agreement and/or the Articles of Association of Micromet) the number of outstanding shares of Micromet Capital Stock set forth under the heading “Shares Held of Record” on the signature page hereof; (b) Stockholder holds (free and clear of any encumbrances or restrictions other than as set forth in the Shareholder’s Agreement and/or the Articles of Association of Micromet) the options, warrants and other rights to acquire shares of Micromet Capital Stock set forth under the heading “Options and Other Rights” on the signature page hereof; (c) Stockholder Owns the additional securities of Micromet set forth under the heading “Additional Securities Beneficially Owned” on the signature page hereof; and (d) Stockholder does not directly or indirectly Own any shares of capital stock or other securities of Micromet, or any option, warrant or other right to acquire (by purchase, conversion or otherwise) any shares of capital stock or other securities of Micromet, other than the shares and options, warrants and other rights set forth on the signature page hereof.

6.4  Accuracy of Representations.  The representations and warranties contained in this Agreement are accurate in all respects as of the date of this Agreement, will be accurate in all respects at all times through the

Voting Covenant Expiration Date and will be accurate in all respects as of the date of the consummation of the Merger as if made on that date.

Section 7.  Additional Covenants of Stockholder

7.1  Further Assurances.  From time to time and without additional consideration, Stockholder shall (at Stockholder’s sole expense) execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall (at Stockholder’s sole expense) take such further actions, as CancerVax may request for the purpose of carrying out the intent of this Agreement.

7.2  Legends.  If requested by CancerVax, immediately after the execution of this Agreement (and from time to time upon the acquisition by Stockholder of Ownership of any shares of Micromet Capital Stock prior to the Voting Covenant Expiration Date), Stockholder shall cause each certificate evidencing any outstanding shares of Micromet Capital Stock or other securities of Micromet Owned by Stockholder to be surrendered so that the transfer agent for such securities may affix thereto a legend in the following form:

THE SECURITY OR SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, EXCHANGED OR OTHERWISE TRANSFERRED OR DISPOSED OF EXCEPT IN COMPLIANCE WITH THE TERMS AND PROVISIONS OF A VOTING AGREEMENT DATED AS OF JANUARY           , 2006, AS IT MAY BE AMENDED, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF THE ISSUER.

Section 8.  Miscellaneous

8.1  Survival of Representations, Warranties and Agreements.  All representations, warranties, covenants and agreements made by Stockholder in this Agreement shall terminate as of the Voting Covenant Expiration Date.

8.2  Expenses.  All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

8.3  Notices.  Any notice or other communication required or permitted to be delivered to either party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other party):

if to Stockholder:

at the address set forth on the signature page hereof; and

if to CancerVax:

at the address set forth in the Merger Agreement

Copy to:

Latham & Watkins LLP
12636 High Bluff Drive, Suite 400
San Diego, CA 92130
ATTN: Scott N. Wolfe

8.4  Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

8.5  Entire Agreement.  This Agreement, the Proxy and any other documents delivered by the parties in connection herewith constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon either party unless made in writing and signed by both parties.

8.6  Assignment; Binding Effect.  Except as provided herein, neither this Agreement nor any of the interests or obligations hereunder may be assigned or delegated by Stockholder, and any attempted or purported assignment or delegation of any of such interests or obligations shall be void. Subject to the preceding sentence, this Agreement shall be binding upon Stockholder and his heirs, estate, executors and personal representatives and his or its successors and assigns, and shall inure to the benefit of CancerVax and its successors and assigns. Without limiting any of the restrictions set forth in Section 2 or elsewhere in this Agreement, this Agreement shall be binding upon any Person to whom any Subject Securities are transferred. Nothing in this Agreement is intended to confer on any Person (other than CancerVax and its successors and assigns) any rights or remedies of any nature.

8.7  Indemnification.  Stockholder shall hold harmless and indemnify CancerVax and CancerVax’s affiliates from and against, and shall compensate and reimburse CancerVax and CancerVax’s affiliates for, any loss, damage, claim, liability, fee (including reasonable attorneys’ fees), demand, cost or expense (regardless of whether or not such loss, damage, claim, liability, fee, demand, cost or expense relates to a third-party claim) that is directly or indirectly suffered or incurred by CancerVax or any of CancerVax’s affiliates, or to which CancerVax or any of CancerVax’s affiliates otherwise becomes subject, and that arises directly or indirectly from, or relates directly or indirectly to, (a) any inaccuracy in or breach of any representation or warranty contained in this Agreement, or (b) any failure on the part of Stockholder to observe, perform or abide by, or any other breach of, any restriction, covenant, obligation or other provision contained in this Agreement or in the Proxy.

8.8  Specific Performance.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement or the Proxy were not performed in accordance with its specific terms or were otherwise breached. Stockholder agrees that, in the event of any breach or threatened breach by Stockholder of any covenant or obligation contained in this Agreement or in the Proxy, CancerVax shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to seek and obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach. Stockholder further agrees that neither CancerVax nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.8, and Stockholder irrevocably waives any right he, she or it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

8.9  Non-Exclusivity.  The rights and remedies of CancerVax under this Agreement are not exclusive of or limited by any other rights or remedies which it may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). Without limiting the generality of the foregoing, the rights and remedies of CancerVax under this Agreement, and the obligations and liabilities of Stockholder under this Agreement, are in addition to their respective rights, remedies, obligations and liabilities under common law requirements and under all applicable statutes, rules and regulations. Nothing in this Agreement shall limit any of Stockholder’s obligations, or the rights or remedies of CancerVax, under any Affiliate Agreement between CancerVax and Stockholder; and nothing in any such Affiliate Agreement shall limit any of Stockholder’s obligations, or any of the rights or remedies of CancerVax, under this Agreement.

8.10  Governing Law; Venue.

(a) This Agreement and the Proxy shall be construed in accordance with, and governed in all respects by, the laws of the State of Delaware (without giving effect to principles of conflicts of laws).

(b) Any legal action or other legal proceeding relating to this Agreement or the Proxy or the enforcement of any provision of this Agreement or the Proxy may be brought or otherwise commenced in any state or federal court located in the State of Delaware. Stockholder:

(i) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the State of Delaware in connection with any such legal proceeding;

(ii) agrees that service of any process, summons, notice or document by U.S. mail addressed to him or it at the address set forth on the signature page hereof shall constitute effective service of such process, summons, notice or document for purposes of any such legal proceeding;

(iii) agrees that each state and federal court located in the State of Delaware shall be deemed to be a convenient forum; and

(iv) agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in any state or federal court located in the State of Delaware, any claim that Stockholder is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

Nothing contained in this Section 8.10 shall be deemed to limit or otherwise affect the right of CancerVax to commence any legal proceeding or otherwise proceed against Stockholder in any other forum or jurisdiction.

(c) STOCKHOLDER IRREVOCABLY WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING RELATING TO THIS AGREEMENT OR THE PROXY OR THE ENFORCEMENT OF ANY PROVISION OF THIS AGREEMENT OR THE PROXY.

8.11  Counterparts.  This Agreement may be executed in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

8.12  Captions.  The captions contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

8.13  Attorneys’ Fees.  If any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against Stockholder, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

8.14  Waiver.  No failure on the part of CancerVax to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of CancerVax in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. CancerVax shall not be deemed to have waived any claim available to CancerVax arising out of this Agreement, or any power, right, privilege or remedy of CancerVax under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of CancerVax; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

8.15  Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

In Witness Whereof, CancerVax and Stockholder have caused this Agreement to be executed as of the date first written above.

CancerVax Corporation

By:

Stockholder

Name:

Address:

Facsimile:

Shares Held of Record	Options and Other Rights	Additional Securities Beneficially Owned

EXHIBIT A

FORM OF IRREVOCABLE PROXY

The undersigned stockholder (the “Stockholder”) of Micromet AG, a corporation organized under the laws of Germany (“Micromet”), who will become a stockholder of Micromet, Inc., a Delaware corporation (“Parent”), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes [          ], [          ] and CancerVax Corporation, a Delaware corporation (“CancerVax”), and each of them, the attorneys and proxies of the Stockholder with full power of substitution and resubstitution, to the full extent of the Stockholder’s rights with respect to (i) the outstanding shares of capital stock of Micromet owned of record by the Stockholder as of the date of this proxy, which shares are specified on the final page of this proxy, and (ii) any and all other shares of capital stock of Micromet and Parent which the Stockholder may acquire on or after the date hereof. (The shares of the capital stock of Micromet and Parent referred to in clauses “(i)” and “(ii)” of the immediately preceding sentence are collectively referred to as the “Shares.”) Upon the execution hereof, all prior proxies given by the Stockholder with respect to any of the Shares are hereby revoked, and the Stockholder agrees that no subsequent proxies will be given with respect to any of the Shares.

This proxy is irrevocable to the fullest extent permitted by law, is coupled with an interest and is granted in connection with the Voting Agreement, dated as of the date hereof, between CancerVax and the Stockholder (the “Voting Agreement”), and is granted in consideration of CancerVax entering into the Agreement and Plan of Merger and Reorganization, dated as of the date hereof, among CancerVax, Parent, Micromet AG and Carlsbad Acquisition Corporation (the “Merger Agreement”). This proxy will terminate on the Voting Covenant Expiration Date (as defined in the Voting Agreement).

The attorneys and proxies named above will be empowered, and may exercise this proxy, to vote the Shares at any time until the earlier to occur of the Voting Covenant Expiration Date at any meeting of the stockholders of Parent or Micromet, however called, and in connection with any written action by consent of stockholders of Parent or Micromet:

(i) in favor of the Merger (as defined in the Voting Agreement) and the Micromet Recapitalization (as defined in the Voting Agreement), the execution and delivery by Parent and Micromet of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof, in favor of each of the other actions contemplated by the Merger Agreement (including the Micromet Recapitalization) and in favor of any action in furtherance of any of the foregoing; and

(ii) in favor of any action of the stockholders of Micromet to exercise, in connection with the Merger and Micromet Recapitalization, the rights granted to the holders of the preference shares series (B new) under Article 9 of the Shareholder’s Agreement (as defined in the Voting Agreement) to demand from other stockholders of Micromet the sale of such holders’ shares in accordance with the terms of such Article 9; and

(iii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Parent or Micromet in the Merger Agreement; and

(iv) against the following actions (other than the Exchange (as defined in the Voting Agreement), the Merger and the other transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Parent, Micromet or any subsidiary of such entities; (B) any sale, lease or transfer of a material amount of assets of Parent, Micromet or any subsidiary of such entities; (C) any reorganization, recapitalization, dissolution or liquidation of Parent, Micromet or any subsidiary of such entities; (D) any change in a majority of the board of directors of Parent or the supervisory board of Micromet; (E) any amendment to Parent’s certificate of incorporation or bylaws or Micromet’s charter documents; (F) any material change in the capitalization of Parent or Micromet or Parent’s corporate structure; and (G) any other action which is intended, or would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement.

If an Identified Termination (as defined in the Voting Agreement) occurs, then, during the 180-day period commencing on the date of such Identified Termination, at any meeting of the stockholders of Parent or Micromet, however called, and in connection with any written action by consent of stockholders of Parent or Micromet, the attorneys and proxies named above will be empowered, and may exercise this proxy, to vote the Shares in their discretion against or otherwise with respect to (i) any Acquisition Proposal (as defined in the Voting Agreement) and any related transaction or agreement and (ii) any action which is intended, or could reasonably be expected, to facilitate the consummation of any Acquisition Transaction (as defined in the Voting Agreement).

The Stockholder may vote the Shares on all other matters not referred to in this proxy, and the attorneys and proxies named above may not exercise this proxy with respect to such other matters.

This proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the Stockholder (including any transferee of any of the Shares).

Any term or provision of this proxy that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Stockholder agrees that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this proxy shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Stockholder agrees to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

Name

Number of ordinary shares of Micromet owned
of record as of the date of this proxy:

Number and series of preference shares of
Micromet owned of record as of the date of this proxy:

Dated: January   , 2006

ANNEX C

January 6, 2006

Personal and Confidential

Board of Directors
CancerVax Corporation
2110 Rutherford Road
Carlsbad, California 92008

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to CancerVax Corporation (the “Company”) of the Merger Consideration (as defined below) to be paid by the Company to the holders of common stock of Micromet US, Inc. (“Parent”) pursuant to the Agreement and Plan of Merger and Reorganization (the “Agreement”) to be entered into among the Company, Carlsbad Acquisition Corporation (“Merger Sub”), Parent and Micromet AG (“Micromet”).

The Agreement provides for the merger (the “Merger”) of Merger Sub with and into Parent pursuant to which, among other things, each share of common stock of Parent (subject to certain exceptions) will, on the terms set forth in the Agreement, be converted into the right to receive a number of shares of Company common stock determined as set forth in Section 1.6(a)(ii) of the Agreement (the shares of Company common stock to be exchanged are referred to as the “Merger Consideration”).

The terms and conditions of the Merger are more fully set forth in the Agreement. Pursuant to the Agreement, immediately prior to the closing of the Merger, Parent and Micromet will effect a recapitalization whereby the stockholders of Micromet as of the date of the Agreement will effect an exchange of their interests for shares of common stock of Parent, as a result of which Micromet will become a wholly owned subsidiary of Parent (subject to the exception set forth in part 2.5(o) of the Parent Disclosure Schedules (as defined in the Agreement)).

We, as a customary part of our investment banking business, engage in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with the Merger and will receive a fee from the Company which is contingent upon the consummation of the Merger. We will also receive a fee from the Company for providing this opinion, which will be credited against our fee for financial advisory services. This opinion fee is not contingent upon the consummation of the Merger. The Company has also agreed to indemnify us against certain liabilities in connection with our services. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company for our own account or the account of our customers and, accordingly, we may at any time hold a long or short position in such securities. We have provided investment banking services to the Company from time to time for compensation and we may seek to provide investment banking services to the Company and Micromet in the future for which we may receive compensation. We also make a market in Company common stock.

In connection with our review of the Merger, and in arriving at our opinion, we have:

(i) reviewed the financial terms of a draft of the Agreement, dated January 5, 2006;

(ii) reviewed certain publicly available financial, business and operating information related to the Company and Micromet, respectively;

(iii) reviewed certain internal financial, operating and other data with respect to Micromet prepared and furnished to us by the management of Micromet;

(iv) reviewed certain internal financial projections for Micromet for the period ending December 31, 2020, which were prepared for financial planning purposes (financial projections for 2005 through 2010 were prepared by the management of Micromet with certain adjustments based on guidance from the management of the Company and financial projections for 2011 through 2020 were prepared by the management of the Company with guidance from the management of Micromet);

(v) reviewed certain internal financial, operating and other data with respect to the Company prepared and furnished to us by the management of the Company;

(vi) reviewed certain internal financial projections for the Company for the period ending December 31, 2006, which were prepared for financial planning purposes and furnished to us by the management of the Company;

(vii) conducted discussions with members of the senior management of the Company and Micromet with respect to the business and prospects of the Company and Micromet on a stand-alone basis and on a combined basis following the Merger;

(viii) reviewed the reported prices and trading activity of Company common stock and similar information for certain other companies deemed by us to be comparable to the Company;

(ix) compared the financial performance of the Company and Micromet with that of certain other publicly traded companies deemed by us to be comparable;

(x) reviewed and compared the financial terms, to the extent publicly available, of certain comparable merger transactions; and

(xi) performed a discounted cash flows analysis for Micromet on a stand-alone basis (information made available to us was inadequate to perform a corresponding analysis for the Company).

In addition, we have conducted such other analyses and examinations and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

We have relied upon and assumed the accuracy and completeness of the information provided by the Company and Micromet or otherwise made available to us and have not assumed responsibility independently to verify such information. Each of Company and Micromet has advised us that they do not publicly disclose internal financial information of the type provided to us and that such information was prepared for financial planning purposes and not with the expectation of public disclosure. We have further relied upon the assurances of the Company’s and Micromet’s respective management that the information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. With respect to financial forecasts and other estimates and business outlook information reviewed by us, we have assumed that such information reflects the best currently available estimates and judgments of the Company’s and Micromet’s management and is based on reasonable assumptions. We express no opinion as to any financial forecasts and other estimates and business outlook information or the assumptions on which they were based. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company and Micromet, and on the assumptions of the Company’s management, as to all accounting, legal, tax and financial reporting matters with respect to the Company, Micromet and the Agreement, including, without limitation, the amount of the Merger Consideration.

We have also assumed, with your consent, the Merger will qualify as a tax-free reorganization under the United States Internal Revenue Code, the Merger will be consummated pursuant to the terms of the Agreement without amendments thereto and without waiver by any party of any conditions or obligations thereunder, and that all the necessary regulatory approvals and consents required for the Merger will be obtained in a manner that will not adversely affect the Company, Micromet or the contemplated benefits of the Merger.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company or Micromet, and have not been furnished with any such appraisals or valuations. We have made no physical inspection of the facilities of either entity in connection with this opinion. The analyses we performed in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of any entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, Micromet or any of their respective affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Further, for avoidance of doubt and notwithstanding the analyses we performed were going concern analyses, we express no opinion herein as to the viability of the Company following the Merger, including the potential for or timing of commercialization of any product or service, the nature and extent of the Company’s financing needs or the ability of the Company to satisfy any such financing needs.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of common stock of the Company or Micromet may trade following consummation of the Merger or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

This opinion is directed to the Board of Directors of the Company in connection with its consideration of the Merger and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Merger. This opinion shall not be published or otherwise used, nor shall any public references to us be made, without our prior written approval.

This opinion addresses solely the fairness, from a financial point of view, to the Company of the proposed Merger Consideration set forth in the Agreement and does not address any other terms or agreement relating to the Merger. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Merger or the merits of the Merger relative to any alternative transaction or business strategy that may be available to the Company. Although the Company engaged directly in an extensive effort to solicit a business combination, except for a limited number of parties with which we made contact about a possible business combination transaction, we were not authorized to solicit, and did not solicit, any business combination involving the Company or any alternative transaction.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Merger Consideration is fair, from a financial point of view, to the Company as of the date hereof.

Sincerely,

PIPER JAFFRAY & CO.

Annex D

CERTIFICATE OF AMENDMENT
OF THE AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
CANCERVAX CORPORATION

CancerVax Corporation, a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

A. The name of the corporation is CancerVax Corporation. The corporation’s original Certificate of Incorporation was filed with the Delaware Secretary of State on June 12, 1998.

B. This Certificate of Amendment was duly adopted by the corporation’s directors and stockholders in accordance with the applicable provisions of Sections 228 and 242 of the Delaware General Corporation Law.

C. The Certificate of Incorporation, as heretofore amended, is hereby further amended by striking out Article FIRST in its entirety and by substituting in lieu of said Article the following new Article:

“FIRST: The name of the Corporation (hereinafter the “Corporation”) is Micromet, Inc.”

D. The Certificate of Incorporation, as heretofore amended, is hereby further amended by changing Article FOURTH so that, as amended, the first paragraph of Article FOURTH shall be and read as follows:

“FOURTH: The Corporation is authorized to issue two classes of stock to be designated, respectively, Common Stock, par value $0.00004 per share (“Common Stock”) and Preferred Stock, par value $0.00004 per share (“Preferred Stock”). The total number of shares of all classes of stock that the Corporation shall have the authority to issue is 160,000,000 shares, 150,000,000 shares of which shall be Common Stock and 10,000,000 shares of which shall be Preferred Stock.

IN WITNESS WHEREOF, CancerVax Corporation has caused this Certificate to be signed by David F. Hale, its President and Chief Executive Officer, this  th day of            , 2006.

CANCERVAX CORPORATION

By:
Name: David F. Hale
Title: President and Chief Executive Officer

D-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

As permitted by Section 102 of the Delaware General Corporation Law, CancerVax has adopted provisions in its amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of its directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to CancerVax or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to CancerVax or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. CancerVax’s amended and restated certificate of incorporation also authorizes us to indemnify its officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, CancerVax’s amended and restated bylaws provide that:

•	CancerVax may indemnify its directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	CancerVax may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in CancerVax’s amended and restated bylaws are not exclusive.

CancerVax’s amended and restated certificate of incorporation and its amended and restated bylaws provide for the indemnification provisions described above and elsewhere herein. In addition, CancerVax has entered into separate indemnification agreements with its directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require CancerVax, among other things, to indemnify its officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require CancerVax to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, CancerVax has purchased a policy of directors’ and officers’ liability insurance that insures its directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of its officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended.

Item 21.	Exhibits and Financial Statement Schedules

Exhibits

The exhibit index on page II-5 is incorporated herein by reference as the list of exhibits required as part of this registration statement.

Financial Statement Schedules

Not applicable.

Item 22.  Undertakings

The undersigned Registrant hereby undertakes:

(1) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form;

(2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, State of California, on February 13, 2006.

CANCERVAX CORPORATION

By:	/s/ David F. Hale
David F. Hale
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David F. Hale and Hazel M. Aker, and each or any one of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and as of the dates indicated.

Signature	Title	Date

/s/ David F. Hale David F. Hale	President and Chief Executive Officer and Director (Principal Executive Officer)	February 13, 2006

/s/ William R. LaRue William R. LaRue	Senior V.P. and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 13, 2006

/s/ Ivor Royston Ivor Royston	Chairman of the Board	February 13, 2006

/s/ Michael G. Carter Michael G. Carter	Director	February 13, 2006

/s/ Robert E. Kiss Robert E. Kiss	Director	February 13, 2006

/s/ James Clayburn La Force, Jr. Clayburn La Force, Jr.	Director	February 13, 2006

/s/ Donald L. Morton Donald L. Morton	Director	February 13, 2006

Signature	Title	Date

/s/ Barclay A. Phillips Barclay A. Phillips	Director	February 13, 2006

/s/ Phillip M. Schneider Phillip M. Schneider	Director	February 13, 2006

/s/ Gail S. Schoettler Gail S. Schoettler	Director	February 13, 2006

EXHIBIT INDEX

Exhibit
Number		Description

2.01		Agreement and Plan of Merger, dated as of January 6, 2006, by and among CancerVax Corporation, Carlsbad Acquisition Corporation, Micromet, Inc., and Micromet AG (included as Annex A to the proxy statement/prospectus forming a part of this registration statement).
2.02		Voting Agreement, dated as of January 6, 2006, by and between CancerVax Corporation and certain stockholders of Micromet AG (included as Annex B to the proxy statement/prospectus forming a part of this registration statement).
2.03		Voting Agreement, dated as of January 6, 2006, by and between Micromet AG and certain stockholders of CancerVax Corporation (included as Annex B to the proxy statement/prospectus forming a part of this registration statement).
2	.04(1)	Agreement and Plan of Merger, dated January 8, 2002, by and among CancerVax Corporation, CMI Acquisition Corp. and Cell-Matrix, Inc.
3	.01(2)	Amended and Restated Certificate of Incorporation
3.02		Form of Certificate of Amendment of Amended and Restated Certificate of Incorporation (included as Annex D to the proxy statement/prospectus forming a part of this registration statement).
3	.03(2)	Amended and Restated Bylaws.
3	.04(3)	Certificate of Designations for Series A Junior Participating Preferred Stock of CancerVax Corporation
4	.01(4)	Form of Specimen Common Stock Certificate
4	.02(5)	Third Amended and Restated Investors’ Rights Agreement, dated as of December 15, 2004, by and between CancerVax Corporation, Serono B.V. and the investors listed on Schedule A thereto
4	.03(1)	Form of Warrant to Purchase Vendor Preferred Stock, Series 1
4	.04(1)	Warrant to Purchase Vendor Preferred Stock, Series 2, dated September 6, 2002, issued to Venture Lending & Leasing III, LLC
4	.05(1)	Form of Incidental Registration Rights Agreement
4	.06(3)	Rights Agreement, dated as of November 3, 2004, between CancerVax Corporation and Mellon Investor Services LLC, which includes the form of Certificate of Designations of the Series A Junior Participating Preferred Stock of CancerVax Corporation as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C
5	.01*	Legal opinion of Latham & Watkins LLP.
8	.01*	Legal opinion of Cooley Godward LLP regarding certain U.S. federal tax aspects of the merger.
10	.01(1)	Standard Industrial/Commercial Single-Tenant Lease-Net, dated August 31, 2001, between Blackmore Airport Centre and CancerVax Corporation
10	.02(1)	Lease, made as of July 22, 1999, between Spieker Properties, L.P. and John Wayne Cancer Institute
10	.03(1)	Agreement of Lease Assignment, dated as of August 4, 2000, between John Wayne Cancer Institute and CancerVax Corporation
10	.04(1)	First Amendment to Lease, entered into as of October 1, 2001, between EOP — Marina Business Center, L.L.C. (as successor in interest to Spieker Properties, L.P.) and CancerVax Corporation (as successor in interest to John Wayne Cancer Institute)
10	.05(1)	Second Amendment to Lease, entered into as of September 4, 2002, between EOP — Marina Business Center, L.L.C. (as successor in interest to Spieker Properties, L.P.) and CancerVax Corporation (as successor in interest to John Wayne Cancer Institute)
10	.06(6)	Third Amendment to Lease, entered into as of November 14, 2003, between CA-Marina Business Center Limited Partnership and CancerVax Corporation
10	.07(7)	Fourth Amendment to Lease entered into as of January 18, 2005, between Marina Business Center, LLC and CancerVax Corporation
10	.08(8)	Standard Industrial/Commercial Multi-Tenant Lease — Net for 18120 Central Avenue, Los Angeles, California, executed as of August 18, 2004

Exhibit
Number		Description

10	.09(1)#	Third Amended and Restated 2000 Stock Incentive Plan
10	.10(1)#	2003 Employee Stock Purchase Plan
10	.11(9)#	CancerVax 2004 Management Incentive Compensation Plan
10	.12(9)#	CancerVax 2005 Management Incentive Compensation Plan
10	.13(1)#	Form of Indemnification Agreement entered into by CancerVax Corporation with its directors and executive officers
10	.14(8)#	Form of Amended and Restated Employment Agreement, dated as of November 15, 2004, between CancerVax Corporation and its executive officers
10	.15(8)#	Amended and Restated Employment Agreement, dated as of November 15, 2004, between CancerVax Corporation and David F. Hale
10	.16(1)	Assignment of Cross-License Agreement, dated as of July 31, 2000, by and among 3DLM, Inc., the John Wayne Cancer Institute and CancerVax Corporation
10	.17(1)†	Cross-License Agreement, dated as of July 24, 1998, by and between CancerVax, Inc. and the John Wayne Cancer Institute
10	.18(1)†	Agreement, dated as July 31, 2000, by and between Cancer Diagnostic Laboratories, Inc. and CancerVax Corporation
10	.19(1)	Amendment No. 1 to CDL Agreement, dated as of December 15, 2000, by and between Cancer Diagnostic Laboratories, Inc. and CancerVax Corporation
10	.20(1)	Second Amendment to CDL Agreement, dated as of May 1, 2002, between Cancer Diagnostic Laboratories, Inc. and CancerVax Corporation
10	.21(1)	Contribution of Technology and Exchange Agreement, dated as of December 15, 2000, by and between Donald L. Morton, M.D. and CancerVax Corporation
10	.22(1)	First Amendment to Contribution of Technology and Exchange Agreement, entered into as of May 1, 2002, between Donald L. Morton, M.D. and CancerVax Corporation
10	.23(1)	Fetal Antigen License Agreement, dated as of December 15, 2000, by and between Donald L. Morton, M.D. and CancerVax Corporation
10	.24(1)†	License Agreement, dated May 23, 2000, by and between the University of Southern California and Bio-Management, Inc.
10	.25(1)†	License Agreement, dated September 19, 1999, by and between the University of Southern California and Bio-Management, Inc.
10	.26(1)†	License Agreement, dated October 26, 2001, by and between The Scripps Research Institute and Cell-Matrix, Inc.
10	.27(1)†	License Agreement, effective as of June 2, 2003, between New York University and Cell-Matrix, Inc.
10	.28(1)	Assignment of Supply Agreement, entered into as of July 31, 2000, between 3DLM, Inc., f/k/a CancerVax, Inc., and CancerVax Corporation
10	.29(1)†	Supply Agreement, entered into as of April 15, 1998, between CancerVax, Inc. and Organon Teknika Corporation
10	.30(1)	Letter Agreement, entered into as of January 22, 2002, between the John Wayne Cancer Institute and CancerVax Corporation
10	.31(10)†	TGF-α HER-1 Vaccine License, Development, Manufacturing and Supply Agreement, dated July 13, 2004, by and among Tarcanta, Inc., Tarcanta, Ltd., CIMAB, S.A., YM BioSciences, Inc. and CIMYM, Inc.
10	.32(10)†	EGF Vaccine License, Development, Manufacturing and Supply Agreement, dated July 13, 2004, by and among Tarcanta, Inc., Tarcanta, Ltd. and CIMAB, S.A.
10	.33(11)†	Amended and Restated Collaboration Agreement, dated as of October 15, 2004, by and between Cell-Matrix, Inc., and Applied Molecular Evolution
10	.34(5)†	Collaboration and License Agreement, dated as of December 15, 2004, by and between CancerVax Corporation and Serono Technologies S.A.

Exhibit
Number		Description

10	.35(5)	Stock Purchase Agreement, dated as of December 15, 2004, by and between CancerVax Corporation and Serono B.V.
10	.36(6)	Loan and Security Agreement, dated December 23, 2004, entered into between CancerVax Corporation and Silicon Valley Bank
10	.37(12)#	CancerVax Corporation Amended and Restated 2003 Equity Incentive Award Plan
10	.38(12)#	Form of Time Based Vesting Option Agreement under the CancerVax Corporation Amended and Restated 2003 Equity Incentive Award Plan
10	.39†	Amendment No. 1 to Collaboration and License Agreement, dated as of December 22, 2005 by and between CancerVax Corporation and Serono Technologies S.A.(14)+
10	.40(14)#	Form of Employment Agreement between CancerVax Corporation and its executive officers
10	.41(15)#	Form of Restricted Stock Award Agreement (Performance Vesting)
10	.42(15)#	Form of Option Agreement (Time Vesting)
10	.43(15)#	Form of Option Agreement (Performance Vesting)
21	.01(16)	List of Subsidiaries
23.01		Consent of Ernst & Young AG, Independent Auditors.
23.02		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23	.03*	Consent of Latham & Watkins LLP (included in Exhibit 5.01 hereto).
23	.04*	Consent of Cooley Godward LLP (included in Exhibit 8.01 hereto).
24.01		Power of Attorney (included on the signature page of this registration statement).
99	.01*	Form of Proxy Card for CancerVax Corporation.
99.02		Opinion of Piper Jaffray & Co., financial advisor to CancerVax Corporation (included as Annex C to the proxy statement/prospectus forming a part of this registration statement).
99.03		Consent of Piper Jaffray & Co., financial advisor to CancerVax Corporation.

* To be filed by amendment.

(1)	Incorporated by reference to CancerVax Corporation’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 24, 2003.

(2)	Incorporated by reference to CancerVax Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 11, 2003.

(3)	Incorporated by reference to CancerVax Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2004.

(4)	Incorporated by reference to CancerVax Corporation’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 9, 2004.

(5)	Incorporated by reference to CancerVax Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2004.

(6)	Incorporated by reference to CancerVax Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2004.

(7)	Incorporated by reference to CancerVax Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 20, 2005.

(8)	Incorporated by reference to CancerVax Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2004.

(9)	Incorporated by reference to CancerVax Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2005.

(10)	Incorporated by reference to CancerVax Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2004.

(11)	Incorporated by reference to CancerVax Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 21, 2004.

(12)	Incorporated by reference to CancerVax Corporation’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 17, 2004.

(13)	Incorporated by reference to CancerVax Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2005.

(14)	Incorporated by reference to CancerVax Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2005.

(15)	Incorporated by reference to CancerVax Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2005.

(16)	Incorporated by reference to CancerVax Corporation’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2004.

#	Indicates management contract or compensatory plan.

†	CancerVax Corporation has been granted confidential treatment with respect to certain portions of this exhibit (indicated by asterisks), which have been filed separately with the Securities and Exchange Commission.

+	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and have been separately filed with the Securities and Exchange Commission.